Filed Pursuant to Rule 424(b)(3)
Registration No. 333-257092

PROSPECTUS
PROSPECTUS FOR
470,681,133 SHARES OF COMMON STOCK
3,234,000 SHARES OF SERIES 1 PREFERRED STOCK
20,170,990 WARRANTS TO PURCHASE SHARES OF COMMON STOCK
AND
40,295,990 SHARES OF COMMON STOCK UNDERLYING WARRANTS
OF
SOFI TECHNOLOGIES, INC.
This prospectus relates to (i) the resale of 263,378,239 shares of common stock, par value $0.0001 per share (the “common stock”) issued in connection with the Merger (as defined below) by certain of the selling securityholders named in this prospectus, (ii) the resale of 122,500,000 shares of common stock issued in the PIPE Investment (as defined below) by certain of the selling securityholders, (iii) the resale of 3,234,000 shares of Series 1 preferred stock (the “Series 1 preferred stock”) issued in connection with the Merger by certain of the selling securityholders named in this prospectus, (iv) the issuance by us and resale of 27,089,789 shares of common stock reserved for issuance upon the exercise of options to purchase common stock, and (v) the issuance by us and resale of 57,713,105 shares of common stock reserved for issuance upon the settlement of restricted stock units. This prospectus also relates to (a) the resale of 8,000,000 warrants (the “SCH warrants”) to purchase shares of common stock issued to a shareholder of SCH (as defined below), (b) the resale of 12,170,990 warrants (the “SoFi warrants”) to purchase shares of common stock issued in exchange for warrants of SoFi (as defined below) to purchase Series H preferred stock of SoFi in connection with the Merger, and (c) the issuance by us of up to 40,295,990 shares of common stock upon the exercise of outstanding warrants, which warrants include the SCH warrants, the SoFi warrants and 20,125,000 warrants previously registered in connection with the Merger (the “public warrants” and, together with the SCH warrants and the SoFi warrants, the “warrants”). We collectively refer to the selling securityholders covered by this prospectus as the “Selling Securityholders”.
On May 28, 2021, we consummated the transactions contemplated by that certain Agreement and Plan of Merger, dated as of January 7, 2021, as amended on March 16, 2021 (the “Merger Agreement”), by and among Social Capital Hedosophia Holdings Corp. V, a Cayman Islands exempted company (“SCH”), Plutus Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of SCH (“Merger Sub”), and Social Finance, Inc., a Delaware corporation (“SoFi”). As contemplated by the Merger Agreement, SCH was domesticated as a Delaware corporation and changed its name to “SoFi Technologies, Inc.” (the “Domestication”). Following the Domestication, Merger Sub merged with and into SoFi, the separate corporate existence of Merger Sub ceased and SoFi survived as a wholly owned subsidiary of SoFi Technologies, Inc. (“SoFi Technologies”) (the “Merger” and, together with the Domestication, the “Business Combination”).
We are registering the resale of shares of common stock and warrants as required by (i) the amended and restated registration rights agreement, dated as of May 28, 2021 (the “Registration Rights Agreement”), entered into by and among SoFi Technologies, SCH Sponsor V LLC, certain former stockholders of SoFi, Jay Parikh, Jennifer
i

Dulski and certain additional parties, (ii) the registration rights agreement, dated as of May 28, 2021 (the “Series 1 Registration Rights Agreement”), entered into by and among SoFi Technologies and certain former shareholders of SoFi, and (iii) the subscription agreements, entered into by and among SCH and certain qualified institutional buyers and accredited investors relating to the purchase of shares of common stock in private placements consummated in connection with the Business Combination.
We are also registering (i) the resale of other shares of common stock held by certain of our shareholders, and (ii) the issuance and resale of shares of common stock reserved for issuance upon the exercise of options to purchase shares of common stock and the settlement of restricted stock units, in each case, held by certain of our current and former employees.
We will receive the proceeds from any exercise of the warrants for cash and outstanding stock options, but not from the resale of any of the securities registered hereby by the Selling Securityholders.
We will bear all costs, expenses and fees in connection with the registration of the securities. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their respective sales of the securities.
Trading of our common stock and warrants began on The Nasdaq Global Select Market (“Nasdaq”) on June 1, 2021, under the ticker symbols “SOFI” and “SOFIW”, respectively. Prior to the Domestication and transfer to Nasdaq, SCH’s Class A ordinary shares, par value $0.0001 per share (the “SCH Class A ordinary shares”), and SCH warrants to purchase SCH Class A ordinary shares traded on the New York Stock Exchange (“NYSE”) under the ticker symbols “IPOE” and “IPOE.WS”, respectively. On June 24, 2021, the closing sale prices of our common stock and warrants as reported by Nasdaq were $20.87 and $8.82, respectively.
Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 22 of this prospectus.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is June 24, 2021.
ii

You should rely only on the information contained in this prospectus. No one has been authorized to provide you with information that is different from that contained in this prospectus. This prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this prospectus is accurate as of any date other than that date.

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form S-1 that we filed with the SEC using the “shelf” registration process. Under the shelf registration process, the Selling Securityholders may, from time to time, sell the securities offered by them described in this prospectus. We will not receive any proceeds from the sale by such Selling Securityholders of the securities offered by them described in this prospectus. This prospectus also relates to the issuance by us of shares of common stock issuable upon the exercise of stock options and warrants, and the settlement of restricted stock units. We will receive proceeds from any exercise of the warrants and stock options for cash.
Neither we nor the Selling Securityholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the Selling Securityholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the Selling Securityholders will make an offer to sell these securities in any jurisdiction where such offer or sale are not permitted. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus. You should assume that the information appearing in this prospectus or any prospectus supplement is accurate as of the date on the front of those documents only, regardless of the time of delivery of this prospectus or any applicable prospectus supplement, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.
The Selling Securityholders and their permitted transferees may use the shelf registration statement of which this prospectus forms a part to sell securities from time to time through any means described in the section titled “Plan of Distribution”. More specific terms of any securities that the Selling Securityholders and their permitted transferees offer and sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering.
We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement or post-effective amendment modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the sections of this prospectus titled “Where You Can Find More Information”.
Unless the context indicates otherwise, references in this prospectus to the “company”, “SoFi Technologies”, “we”, “us”, “our” and similar terms refer to SoFi Technologies, Inc. (f/k/a Social Capital Hedosophia Holdings Corp. V) and its consolidated subsidiaries. References to “SCH” refer to our predecessor company prior to the consummation of the Business Combination (the “Closing”, and the date of the consummation of the Business Combination, the “Closing Date”). References to “SoFi” refer to Social Finance, Inc. prior to the Closing.
This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information”.

TRADEMARKS
This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. SoFi Technologies does not intend its use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of it by, any other companies.

SELECTED DEFINITIONS
Unless otherwise stated in this prospectus or the context otherwise requires, references to:
•“2011 Plan” are to Social Finance, Inc. 2011 Stock Plan;
•“2021 Incentive Plan” or “2021 Plan” are to the 2021 Stock Option and Incentive Plan for SoFi Technologies, Inc.;
•“Apex” are to Apex Clearing Holdings, LLC, a provider of investment custody and clearing services in which we held a minority stake;
•“Amended and Restated Series H Preferred Stock Warrant Agreement” are to the Amended and Restated Series H Preferred Stock Warrant Agreements, entered into at Closing between SoFi Technologies and each holder of SoFi Series H warrants;
•“ASC” are to Accounting Standards Codification;
•“Base Exchange Ratio” are to the quotient obtained by dividing (i) the Aggregate Common Share Consideration (as defined in the Merger Agreement) by (ii) the aggregate fully diluted number of shares of SoFi common stock issued and outstanding immediately prior to the Merger as calculated pursuant to the Merger Agreement;
•“Black-Scholes Model” are to the Black-Scholes Option Pricing Model;
•“Business Combination” are to the Domestication together with the Merger;
•“Bylaws” are to the bylaws of SoFi Technologies;
•“CARES Act” are to the Coronavirus Aid, Relief and Economic Security Act;
•“Cayman Constitutional Documents” are to SCH’s Amended and Restated Memorandum and Articles of Association;
•“CFPs” are to our free Certified Financial Planners;
•“Certificate of Incorporation” are to the certificate of incorporation of SoFi Technologies;
•“Closing” are to the closing of the Business Combination;
•“company”, “we”, “us” and “our” are to SoFi Technologies;
•“common stock” are to shares of SoFi Technologies common stock, par value $0.0001 per share;
•“Continental” are to Continental Stock Transfer & Trust Company;
•“COVID-19” are to the novel coronavirus pandemic;
•“DGCL” are to the General Corporation Law of the State of Delaware, as amended;
•“Domestication” are to the domestication of SCH as a corporation incorporated in the State of Delaware;
•“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
•“Federal Reserve” are to the Board of Governors of the Federal Reserve System;
•“Financial Services Productivity Loop” are to a virtuous cycle generated by our integrated financial services platform whereby positive member experiences with our products can lead to members using more of our products, resulting in higher revenue per member without incurring additional member acquisition costs;

•“FINRA” are to the Financial Industry Regulatory Authority, Inc.;
•“FNMA” are to the Federal National Mortgage Association;
•“founder shares” are to the SCH Class B ordinary shares purchased by the Sponsor in a private placement prior to the SCH initial public offering;
•“GAAP” are to accounting principles generally accepted in the United States of America;
•“Galileo” are to Galileo Financial Technologies, Inc., a provider of technology platform services to financial and non-financial institutions and a wholly-owned subsidiary of SoFi Technologies;
•“IPO registration statement” are to the Registration Statements on Form S-1 (333-248915 and 333-249396) filed by SCH in connection with the SCH initial public offering, which became effective on October 8, 2020;
•“IRS” are to the U.S. Internal Revenue Service;
•“JOBS Act” are to the Jumpstart Our Business Startups Act of 2012;
•“LIBOR” are to the London Inter-Bank Offered Rate;
•“Member” is defined as someone who has a lending relationship with us via origination or servicing, opened a financial services account, linked an external account to our platform, or signed up for our credit score monitoring service;
•“Member Bank” are to SoFi’s member bank holding companies;
•“Merger” are to the merger of Merger Sub with and into SoFi, with SoFi surviving the merger as a wholly-owned subsidiary of SoFi Technologies;
•“Merger Agreement” are to Agreement and Plan of Merger, dated as of January 7, 2021, as amended on March 16, 2021, by and among SCH, Merger Sub and SoFi;
•“Merger Sub” are to Plutus Merger Sub Inc., a Delaware corporation and former subsidiary of SCH;
•“Nasdaq” are to the Nasdaq Global Select Market;
•“NYSE” are to the New York Stock Exchange;
•“OCC” are to the U.S. Office of the Comptroller of the Currency;
•“ordinary shares” are to the SCH Class A ordinary shares and the SCH Class B ordinary shares, collectively;
•“Person” are to any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind;
•“PIPE Investment” are to the purchase of shares of SoFi Technologies common stock pursuant to the Subscription Agreements;
•“PIPE Investment Amount” are to the aggregate gross purchase price received by SCH prior to or substantially concurrently with Closing for the shares in the PIPE Investment;
•“PIPE Investors” are to those certain investors participating in the PIPE Investment pursuant to the Subscription Agreements;

•“private placement warrants” are to the SCH private placement warrants and the warrants of SoFi Technologies issued as a matter of law upon the conversion thereof at the time of the Domestication;
•“pro forma” are to giving pro forma effect to the Business Combination;
•“public shareholders” are to holders of public shares, whether acquired in the SCH initial public offering or acquired in the secondary market;
•“public shares” are to the SCH Class A ordinary shares (including those that underlie the units) that were offered and sold by SCH in the SCH initial public offering and registered pursuant to the IPO registration statement or the shares of SoFi Technologies common stock issued as a matter of law upon the conversion thereof at the time of the Domestication, unless the context otherwise requires;
•“public warrants” are to the redeemable warrants (including those that underlie the units) that were offered and sold by SCH in the SCH initial public offering and registered pursuant to the IPO registration statement or the redeemable warrants of SoFi Technologies issued as a matter of law upon the conversion thereof at the time of the Domestication, as context requires;
•“redemption” are to each redemption of public shares for cash pursuant to the Cayman Constitutional Documents and the organizational documents of SoFi Technologies;
•“Registration Rights Agreement” are to the Amended and Restated Registration Rights Agreement, dated as of May 28, 2021, by and among SoFi Technologies, Sponsor, certain former stockholders of SoFi, as set forth on Schedule 1 thereto, Jay Parikh, Jennifer Dulski and the parties set forth on Schedule 2 thereto;
•“RSU” are to restricted stock units;
•“Sarbanes Oxley Act” are to the Sarbanes-Oxley Act of 2002;
•“SCH” are to Social Capital Hedosophia Holdings Corp. V, prior to the Domestication;
•“SCH Class A ordinary shares” are to SCH’s Class A ordinary shares, par value $0.0001 per share;
•“SCH Class B ordinary shares” are to SCH’s Class B ordinary shares, par value $0.0001 per share;
•“SCH initial public offering” are to SCH’s initial public offering that was consummated on October 14, 2020;
•“SCH units” and “units” are to the units of SCH, each unit representing one SCH Class A ordinary share and one-fourth of one redeemable warrant to acquire one SCH Class A ordinary share, that were offered and sold by SCH in the SCH initial public offering and registered pursuant to the IPO registration statement (less the number of units that have been separated into the underlying public shares and underlying warrants upon the request of the holder thereof);
•“SCH warrants” are to the warrants to purchase shares of common stock issued to a shareholder of SCH;
•“SEC” are to the United States Securities and Exchange Commission;
•“Securities Act” are to the Securities Act of 1933, as amended;
•“Selling Securityholders” are to to the selling securityholders covered by this prospectus;
•“Series 1 Agreement” are to the Amended and Restated Series 1 Preferred Stock Investors’ Agreement, dated as of January 7, 2021, with the Series 1 Holders and SCH;
•“Series 1 preferred stock” are to the shares of SoFi Technologies’ Series 1 Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.0000025 per share;

•“Series 1 Registration Rights Agreement” are to the Registration Rights Agreement, dated as of May 28, 2021, by and among SoFi Technologies and certain former stockholders of SoFi, as set forth on Schedule 1 thereto;
•“Series 1 Holders” are to holders of the SoFi Technologies Series 1 Preferred Stock;
•“Shareholders’ Agreement” are to that certain Shareholders’ Agreement, dated as of May 28, 2021, by and among SoFi Technologies, Sponsor and the parties identified on the signature pages thereto;
•“SoFi” refers to Social Finance, Inc., a Delaware corporation;
•“SoFi awards” are to SoFi Options and SoFi RSUs;
•“SoFi common stock” are to shares of SoFi voting common stock, par value $0.0000025 per share;
•“SoFi Options” are to options to purchase shares of SoFi common stock;
•“SoFi Series 1 preferred stock” are to shares of SoFi Series 1 Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock;
•“SoFi Series H Preferred Stock” are to shares of SoFi Series H Preferred Stock;
•“SoFi Stadium” are to the LA Stadium and Entertainment District at Hollywood Park in Inglewood, California;
•“SoFi Stockholders” are to the Sponsor, Jay Parikh, stockholders of SoFi and holders of SoFi awards prior to the Business Combination;
•“SoFi Technologies” are to SCH after the Domestication and its name change from Social Capital Hedosophia Corp. V;
•“SoFi Technologies common stock” are to shares of SoFi Technologies voting common stock, par value $0.0001 per share;
•“SoFi Technologies Options” are to options to purchase shares of SoFi Technologies common stock;
•“SoFi Technologies Restricted Stock” are to restricted shares of SoFi Technologies common stock;
•“SoFi Technologies RSUs” are to restricted stock units based on shares of SoFi Technologies common stock;
•“SoFi RSUs” are to restricted stock units based on shares of SoFi common stock;
•“SoFi warrants” are to the warrants to purchase shares of SoFi Technologies common stock issued in exchange for warrants of SoFi to purchase SoFi Series H Preferred Stock in connection with the Merger;
•“SPE” are to special-purpose entity;
•“Sponsor” are to SCH Sponsor V LLC, a Cayman Islands limited liability company;
•“Sponsor Related PIPE Investors” are to a PIPE Investor that are existing directors, officers or equity holders of the Sponsor and its affiliates (together with their permitted transferees);
•“Sponsor Support Agreement” are to that certain Support Agreement, dated January 7, 2021, by and among the Sponsor, SCH, each director of SCH and SoFi, as amended and modified from time to time;
•“Subscription Agreements” are to the subscription agreements pursuant to which the PIPE Investment was consummated;

•“trust account” are to the trust account established at the consummation of the SCH initial public offering at JP Morgan Chase Bank, N.A. and maintained by Continental, as trustee;
•“VIEs” are to variable interest entities;
•“warrants” are to the public warrants, the SCH warrants and the SoFi warrants, unless the context otherwise requires; and
•“Warrant Agreement” are to the agreement dated as of October 8, 2020, between SCH and Continental.
Unless otherwise stated in this prospectus or the context otherwise requires, all references in this prospectus to shares of our common stock or warrants include such securities underlying the units.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the financial position, business strategy and the plans and objectives of management for our future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this prospectus, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
Forward-looking statements in this prospectus and in any document incorporated by reference in this prospectus may include, for example, statements about:
•the effect of uncertainties related to the COVID-19 pandemic;
•our ability to achieve and maintain profitability in the future;
•the impact on our business of the regulatory environment and complexities with compliance related to such environment;
•our ability to become a bank holding company and acquire a national bank charter;
•our ability to respond to general economic conditions;
•our ability to manage our growth effectively and our expectations regarding the development and expansion of our business;
•our ability to access sources of capital, including debt financing and other sources of capital to finance operations and growth;
•the success of our marketing efforts and our ability to expand our member base;
•our ability to grow market share in existing markets or any new markets we may enter;
•our ability to develop new products, features and functionality that are competitive and meet market needs;
▪our ability to realize the benefits of our strategy, including our financial services productivity loop;
•our ability to make accurate credit and pricing decisions or effectively forecast our loss rates
•our ability to establish and maintain an effective system of internal controls over financial reporting;
•our ability to maintain the listing of our securities on Nasdaq;
•the risk that the Business Combination disrupts our plans and operations;
•our inability to realize the anticipated benefits of the Business Combination;
•the outcome of any legal or governmental proceedings that may be instituted against us; and
•other factors detailed under the section titled “Risk Factors”.
These forward-looking statements are based on information available as of the date of this prospectus and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements.

PROSPECTUS SUMMARY
This summary highlights selected information from this prospectus and may not contain all of the information that is important to you in making an investment decision. Before investing in our securities, you should carefully read this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” See also the section titled “Where You Can Find Additional Information”.
Unless context otherwise requires, references in this prospectus to the “company”, “we”, “us” or “our” refer to the business of SoFi, which became the business of SoFi Technologies following the Closing.
Company Overview
We are a member-centric, one-stop shop for financial services that allows members to borrow, save, spend, invest and protect their money. Our mission is to help our members achieve financial independence in order to realize their ambitions. To us, financial independence does not mean being wealthy, but rather represents the ability of our members to have the financial means to achieve their personal objectives at each stage of life, such as owning a home, having a family, or having a career of their choice — more simply stated, to have enough money to do what they want. We were founded in 2011 and have developed a comprehensive suite of financial products that offers the speed, selection, content and convenience that only an integrated digital platform can provide.
In order for us to achieve our mission, we have to help people “get their money right”, which means providing them with the ability to borrow better, save better, spend better, invest better and protect better. Everything we do today is geared toward helping our members “Get Your Money Right” and we strive to innovate and build ways for our members to achieve this goal.
We believe that consumers with high earnings and very good credit are underserved by the disparate financial services offerings available in today’s market. There are approximately 500 million U.S. accounts in Federal Deposit Insurance Company (“FDIC”) insured banks and approximately 50% of those accounts are with the largest 15 U.S. banks. In addition, more than 50% of Americans use more than one bank for their financial services, and a majority of these people cite the lack of a single platform capable of providing the services and solutions they need as the reason. Based on the market capitalization of leading U.S. financial institutions, we estimate the market for financial services to be approximately $2.0 trillion, representing a substantial and compelling opportunity for us to attract members to our digital native, technology-driven platform with products and services to satisfy the needs of members at every important financial decision in their lives.
We have created an innovative financial services platform designed to offer best-in-class products to meet the broad objectives of our members and the lifecycle of their financial needs. Since our inception through March 31, 2021, we have served approximately 2.3 million members who have used approximately 3.2 million products on our platform. We define a member as someone who has a lending relationship with us through origination or servicing, has opened a financial services account, has linked an external account to our platform, or has signed up for our credit score monitoring service. Once someone becomes a member, they are always considered a member unless they violate our terms of service. This means that our members have continuous access to our free Certified Financial Planners (“CFPs”), our career advice services, our member events, all of our content, educational material, news, tools and calculators at no cost to the member. Additionally, our mobile app and website have been designed with a member home feed that is personalized and delivers content to a member about what they must do that day in their financial life, what they should consider doing that day in their financial life, and what they can do that day in their financial life. We have experienced accelerating year-over-year member growth for the past seven consecutive quarters. We believe we have just scratched the surface, and that we are in the early stages of the digital transformation of financial services. As a result, we have a substantial opportunity to continue to grow our member base and increase the number of products members use on our platform.

Our Differentiation
In order to build best-in-class offerings, we focus on four differentiators: fast, selection, content and convenience.
(1)Fast — We aspire to be the fastest place for our members to responsibly do anything, whether it’s applying for a loan, getting a funded loan, opening an account, buying or selling a stock, uploading a mobile check, getting access to money, paying a friend, or accessing relevant financial content. Our products are all digital and we have a culture of iteration to help drive faster and faster services.
(2)Selection — Given the digital nature of our products, the permutations of features and services that can be made available to our members across their needs to borrow, save, spend, invest and protect are significant. We will continue to iterate, learn and innovate to broaden our selection in the same way we did by providing our members with the ability to buy single stocks without commissions, purchase fractional shares, invest in SoFi proprietary robo-advisory portfolios, and invest in SoFi-branded Exchange-Traded Funds.
(3)Content — Our financial education, insights, research content, actionable tools and advice are designed to provide meaningful value for our members. Our carefully-crafted and personalized content is offered through our member home feed and is designed to help our members get their money right. We strive to provide digestible financial education, meaningful answers, salient information, advice, credit scores, financial calculators, investment research and financial news that enhance member loyalty and increase the likelihood that members will use additional SoFi products in the future.
(4)Convenience — We hold ourselves accountable to providing the most convenient member experience possible in terms of ease of use, ubiquity, functionality, simplicity and responsive customer service. Our long-term goal is to provide the most convenient 24x7 service and dispel the historical construct of financial service availability based on a 9-5 Monday through Friday work day.
Each product we offer is delivered in a member-centric way and is built and enhanced with these differentiators in mind.
We offer our members a full suite of financial products and services all in one common mobile platform. To complement these products and services, we believe in building vertically-integrated technology platforms designed to manage and deliver our suite of solutions to our members in a low-cost and differentiated manner.
Lending Solutions:   We offer multiple loan products, such as student loans, personal loans and home loans, designed to serve the lifecycle needs of our members. We believe our proprietary underwriting models predicated on data and scale help us better understand and manage risk and help us achieve a potential gain on sale through our whole loan or securitizations channels.
Financial Services Solutions:   We offer a suite of financial services solutions, including cash management and investment services across our SoFi Money, SoFi Invest, SoFi Credit Card and SoFi Relay products. SoFi Money is a digitally-native, mobile cash management experience for our members. SoFi Invest is a mobile-first investment platform offering members access to trading and advisory solutions, such as active investing, robo-advisory and cryptocurrency accounts. SoFi Credit Card offers a rewards program that provides double the rewards when the cardholder redeems them into SoFi Money, SoFi Invest or SoFi personal or student loans. To complement these products, we offer financial tracking through SoFi Relay, and partner with other enterprises through loan referrals and our SoFi At Work service. We have also developed a financial services marketplace platform branded Lantern Credit to help applicants that do not qualify for SoFi products with alternative products, as well as providing a product comparison experience.
Our Strategy — The Financial Services Productivity Loop
We believe that gaining our members’ trust and developing a relationship with our members is central to our success as a financial services platform. Moreover, we believe that some of the current frictions faced by other financial institutions are caused by a disjointed and non-seamless product experience, and an inability to offer a comprehensive, integrated suite of products in one digital native experience to meet a customer’s holistic financial needs. Through our mobile technology and continuous effort to improve each of our financial services offerings, we believe we are building a digital mobile native financial services platform that members can access for all of their financial services needs.
Our strategy, what we refer to as the “Financial Services Productivity Loop”, is centered around building trust and a lifetime relationship with our members, which we believe will help build a sustainable competitive advantage. In order to deliver on our strategy, we must develop best in class unit economics and best in class products that build trust and reliability between our members and our platform. When we do this on a member’s first product, and they later consider using a second product, we believe they are more likely to start with our platform and that we have a higher chance that they will select one of our products to meet their other financial needs. This would result in delivering more revenue per member without incurring additional member acquisition costs, resulting in higher lifetime value per member. This also reinforces the benefits of our platform, which simplifies the entire financial ecosystem for our members, helping them get their money right. We are able to use the increased profits to further improve member benefits and product experience.
We believe we are in the early stages of realizing the benefits of the Financial Services Productivity Loop, as increasing numbers of our members are using multiple products on our platform. From the first quarter of 2020 to the first quarter of 2021, the number of our members who have used more than one of our product offerings grew 171% from approximately 216,000 to approximately 585,000.
In addition to realizing the benefits of more of our members adopting multiple SoFi products, both in terms of additional revenue and lower member acquisition costs per product, the Financial Services Productivity Loop strategy delivers operating and technology efficiencies to deliver better unit economics on a per product basis. One of the success factors of our lending business is that it is vertically integrated across our technology stack, risk protocols and operations processes. This vertical integration has led to strong lending unit economics and first quarter 2021 contribution profit margin of 59%, which is defined as contribution profit divided by total net revenue for the Lending segment.
We believe that by participating in the entire technology ecosystem powering digital financial services, we not only reduce costs to operate our member-centric business, but also deliver increasing value to our enterprise customers. To that end, in May 2020, we acquired Galileo Financial Technologies, LLC (“Galileo”), which has allowed us to vertically integrate across more of our financial services, which we believe will help us achieve better unit economics.

A key element of our long-term strategy is to secure a national bank charter, which we believe would enhance the profitability of our lending capabilities and improve the value proposition of our SoFi Money product. While we currently rely on third-party bank holding companies to provide cash management services to our members, we believe that securing a national bank charter would, among other things, allow us to provide members and prospective members broader and more competitive options across their financial services needs, including deposit accounts, and lower our cost to fund loans (by utilizing our SoFi Money members’ deposits to fund our loans), which would enable us to offer lower interest rates on loans to members as well as offer higher interest rates on SoFi Money accounts, all while continuing not to charge non-interest based fees.
In October 2020, we received preliminary, conditional approval from the OCC for our application for a national bank charter. Final OCC approval is subject to a number of preopening requirements. In March 2021, we entered into an agreement to acquire Golden Pacific Bancorp, Inc., a bank holding company, and its wholly-owned subsidiary, Golden Pacific Bank, National Association, a national bank, for a total cash purchase price of $22.3 million. The acquisition is subject to regulatory approval, including approval from the OCC of a revised business plan for the acquiree national bank, and approval from the Federal Reserve to become a bank holding company and for a change of control, and other customary closing conditions. In March 2021, we submitted an application to the Federal Reserve to become a bank holding company. The application review process is ongoing.
Our Products
We offer a suite of financial products all in one digital native application to help members get their money right. In 2011, we started our company with an innovative approach to the private student loan market and later expanded our lending product offerings to include personal loans and home loans. Over the last two years, we have expanded our overall strategy to not only include products that enable our members to borrow better, but also to save better, spend better, invest better and protect better. In the first quarter of 2019, we launched SoFi Money, SoFi Invest and SoFi Relay. In that same quarter, we also redesigned our end-to-end approach to mortgage lending and relaunched home loans. In the third quarter of 2019, we introduced in-school loans and in the third quarter of 2020, we launched SoFi Credit Card, which was expanded to a broader market in the fourth quarter of 2020.
In addition, we built a social area within our mobile application, which we refer to as the member home feed. In the member home feed, we show our members what is happening in their financial lives through personalized cards with relevant content, news and tools. Our goal is for these cards to help our members answer three questions every day: (i) what must you do in your financial life; (ii) what should you consider doing in your financial life; and (iii) what can you do in your financial life. Through the member home feed, there are significant opportunities to build frequent engagement and, to date, the member home feed has been an important and additional driver of new product adoption. The member home feed is an important part of our strategy and our ability to use data as a competitive advantage.
Our Segments
We conduct our business through three reportable segments: Lending, Financial Services and Technology Platform. Our three reportable segments and their respective products are as follows:

Lending	Financial Services	Technology Platform
•Student Loans (in school and student loan refinancing)	•SoFi Money	•Technology Platform Services (Galileo)
•Personal Loans	•SoFi Invest	•Clearing Brokerage Services (Apex)
•Home Loans	•SoFi Relay
•SoFi Credit Card
•SoFi At Work
•SoFi Protect
•Lantern Credit
Lending Segment
Through our Lending segment, we offer student loans, personal loans, home loans and related services.
Student Loans.   We primarily operate in the student loan refinance space, with a focus on super-prime graduate school loans. Subsequently, we expanded into “in-school” lending, which allows members to borrow funds while they attend school. We offer flexible loan sizes and repayment options, as well as competitive rates, on our student loan refinancing and in-school loan products.
Personal Loans.   We primarily originate personal loans for debt consolidation purposes and home improvement projects. We offer fixed and variable rate loans with no origination fees and flexible repayment terms, such as unemployment protection. We believe there are opportunities for us to pursue additional personal loan channels.
Home Loans.   We have historically offered agency and non-agency loans for members purchasing a home or refinancing an existing mortgage. On our home loan products, we offer competitive rates, flexible down-payment options for as little as 5% and educational tools and calculators.

We retain servicing rights to our originated loans (other than home loans), and believe our servicing function is an important asset because of the connection to the member it affords us throughout the life of the loan. We believe this ongoing relationship with our members enhances the effectiveness of our Financial Services Productivity Loop by increasing member touchpoints and driving the number of products per member.
Our platform supports the full transaction lifecycle, including credit application, underwriting, approval, funding and servicing. Through data derived at loan origination and throughout the servicing process, SoFi has life of loan performance data on each loan in its ecosystem, which provides a meaningful data asset.
Financial Services Segment
Our Financial Services segment consists of cash management. investment and other related services.
SoFi Money.   Through SoFi Money, a digital, mobile cash management experience for our members, we invest in member acquisition and marketing activities to attract new members, including by offering rewards to incentivize prospective members to house their cash management activities on the SoFi platform.
SoFi Invest.   We also provide introductory brokerage services to our members, and have invested significantly in creating SoFi Invest, a streamlined mobile investing experience through which we offer multiple ways to invest and give members access to active investing, robo-advisory and cryptocurrency services. While we do not charge trading fees, other than for cryptocurrency trading, our platform benefits from increasing assets under management as we generate interest income on cash balances that we hold, and we also earn brokerage revenue through share lending and pay for order flow arrangements. We also believe there are opportunities to generate incremental future revenue through margin lending and options. Through our acquisition of 8 Limited in 2020, we expanded SoFi Invest into the Hong Kong market. Furthermore, our innovative “stock bits” feature allows members to purchase fractional shares in various companies.
Other.   In August 2020, we began offering the SoFi Credit Card, which we expanded to a broader market in the fourth quarter of 2020. Additionally, we developed SoFi Relay within the SoFi mobile application, a personal finance management product which allows members to track all of their financial accounts in one place and utilize credit score monitoring services. Further, we leverage our technology and information infrastructure to offer services to other enterprises, such as loan referrals and SoFi At Work, which is a platform we offer to enterprises that are looking for a seamless way to provide financial benefits to their employees, such as student loan payments made on their employees’ behalf, for which we earn a fee. We have also developed a financial services marketplace platform branded Lantern Credit to help applicants that do not qualify for SoFi products with alternative products, as well as providing a product comparison experience. Finally, through SoFi Protect, we offer third-party insurance products through partnerships.
Technology Platform Segment
Our Technology Platform segment consists of Galileo, which we acquired in May 2020. Galileo is a provider of technology platform services to financial and non-financial institutions. Through Galileo, we provide services through a suite of program, event and authorization application programming interfaces for financial and non-financial institutions. Galileo provides us with recurring revenues through multi-year agreements with its customers, consisting primarily of platform-as-a-service access for various financial and non-financial institutions, and transaction card program management services. Additionally, Galileo provides vertical integration benefits with SoFi Money. In addition to growth in its U.S. client base, Galileo is increasingly focused on international opportunities, including in Latin America and Asia.
Historically, our Technology Platform segment also included our minority ownership of Apex, a technology-enabled provider of investment custody and clearing brokerage services, in which we invested in December 2018 and exited in January 2021.

Risk Factors
Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary, which illuminate challenges that we face in connection with the successful implementation of our strategy and the growth of our business. The following considerations, among others, may offset our competitive strengths or have a negative effect on our business strategy, which could cause a decline in the price of shares of our securities and result in a loss of all or a portion of your investment:
•We have a history of losses and may not achieve profitability in the future.
•We operate in a rapidly evolving industry, and have limited experience in our Financial Services and Technology Platform segments, which may make it difficult to evaluate our future prospects.
•We have experienced rapid growth in recent years, including through the addition of new lines of business, which may place significant demands on our operational, administrative, compliance and financial resources.
•There is no assurance that our revenue and business models will be successful.
•We are acquiring a national bank, which is subject to regulatory approvals and other closing conditions, and, if consummated, the acquisition will subject us to significant additional regulation.
•Legislative and regulatory policies and related actions in connection with student loans could have a material adverse effect on our student loan portfolios and future originations.
•The new administration has proposed debt relief for existing federal student loan borrowers and there are proposals to make student loans fully dischargeable in bankruptcy.
•Our results of operations and future prospects depend on our ability to retain existing, and attract new, members. We face intense and increasing competition and, if we do not compete effectively, our competitive positioning and our operating results would be harmed.
•Negative publicity could result in a decline in our member growth and have a material adverse effect on our business, our brand and our results of operations.
•We sell a significant percentage of our unsecured loans to a small number of whole loan purchasers and the loss of one or more significant purchasers could have a negative impact on our operating results.
•Galileo depends on a small number of customers, the loss or disruptions in operations of any of which could have a material adverse effect on its business and financial results, and negatively impact our financial results and results of operations.
•Changes in business, economic, or political conditions could impact our business, resulting in lower revenues and other adverse effects to our results of operations.
•Legislative and regulatory responses to the COVID-19 pandemic and related economic uncertainty could have a material adverse effect on our loan portfolios. Further, certain loans may be subject to discharge in certain circumstances which, among other things, may impact the timing of payments and our ability to collect on those loans.
•We operate in a cyclical industry. In an economic downturn, we may not be able to grow our lending business or maintain expected levels of liquidity, loss minimization and revenue growth.
•If we do not make accurate credit and pricing decisions or effectively forecast our loss rates, our business and financial results will be harmed, and the harm could be material.
•We offer personal loans which have a limited performance history and have not yet been tested in down-cycle economic conditions.
•We service all of the personal loans that we originate and have limited loan servicing experience, and we rely on third parties to service the student loans and mortgage loans that we originate. A failure by us or these third parties to service loans properly could result in lost revenue and impact our liquidity.

•Fluctuations in interest rates could negatively affect our business.
•If one or more of our warehouse facilities, on which we are highly dependent, is terminated, we may be unable to find replacement financing on favorable terms, or at all, which would have a material adverse effect on our business and financial condition.
•Higher than expected payment speeds of loans could negatively impact our returns as the holder of the residual interests in securitization trusts holding student, personal and home loans. These factors could materially alter our net interest income or the value of our residual interest holdings.
•Increases in member default rates on loans could make us and our loans less attractive to whole loan buyers, lenders under debt warehouse facilities and investors in securitizations which may adversely affect our access to financing and our business.
•We require substantial capital and, in the future, may require additional capital to pursue our business objectives and achieve recurring profitability. If adequate capital is not available to us, including due to the cost and availability of funding in the capital markets, our business, operating results and financial condition may be harmed.
•Our Lending segment is highly regulated, and if we fail to comply with federal and state consumer protection laws, rules, regulations and guidance, our business could be adversely affected.
•Changes in consumer finance and other applicable laws and regulations, as well as changes in enforcement policies and priorities, may negatively impact the management of our business, results of operations, ability to offer certain products or the terms and conditions upon which they are offered, and ability to compete.
•Our Financial Services segment is subject to the regulatory framework applicable to investment management and broker-dealers, including regulation by the SEC and FINRA.
•The regulatory regime governing blockchain technologies and cryptocurrencies is uncertain, and new regulations or policies may alter our business practices with respect to cryptocurrency. There has recently been an increased regulatory and enforcement focus in this area.
•Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs, negative publicity, changes to our business model, and requirements resulting in increased expenses.
•As a private company, we had not endeavored to establish and maintain public-company-quality internal control over financial reporting. If we fail to establish and maintain proper and effective internal control over financial reporting as a public company, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our common stock may decline.
•Incorrect estimates or assumptions by management in connection with the preparation of our consolidated financial statements could adversely affect our reported assets, liabilities, income, revenue or expenses.
•Cyber-attacks and other security breaches could have an adverse effect on our business, harm our reputation and expose us to liability.
•Various disruptions or failures affecting our platform and/or systems or any third-party processor we utilize could result in slowdowns or wholesale failures to process and enable transactions on our platform, including collecting payments on loans and maintaining accurate accounts.
•We are subject to complex and stringent data protection and privacy laws and regulations. Any significant or high profile data privacy breach or violation of data privacy laws could result in the loss of business and reputation, litigation against us, liquidated and other damages, and regulatory investigations and penalties that could adversely affect our reputation and operating results and financial condition.

Accounting Treatment
The Business Combination was accounted for as a reverse recapitalization, in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Under the guidance in ASC 805, SoFi Technologies was treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of SoFi issuing stock for the net assets of SoFi Technologies, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of SoFi.
Corporate Information
We were incorporated under the name “Social Capital Hedosophia Holdings Corp. V” on July 10, 2020 as a Cayman Islands exempted company for purposes of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On May 28, 2021, we domesticated into a Delaware corporation and changed our name to “SoFi Technologies, Inc.” in connection with the Domestication.
Our principal executive office is located at 234 1st Street, San Francisco, California 94105. Our telephone number is (855) 456-7634. Our website address is www.sofi.com. Information contained on, or otherwise accessible through, our website is not a part of this prospectus.

The Offering

Issuer	SoFi Technologies, Inc.

Issuance of common stock

Shares of common stock to be issued by us	Up to 125,098,884 shares consisting of:

•27,089,789 shares of common stock reserved for issuance upon the exercise of options to purchase common stock;
•57,713,105 shares of common stock reserved for issuance upon the settlement of restricted stock units; and
•40,295,990 shares of common stock issuable upon the exercise of outstanding warrants, consisting of (i) 8,000,000 shares of common stock issuable upon the exercise of the SCH warrants, (ii) 12,170,990 shares of common stock issuable upon the exercise of the SoFi warrants, and (iii) 20,125,000 shares of common stock issuable upon the exercise of the public warrants.

Shares of common stock outstanding prior to the exercise of stock options and warrants, and the settlement of restricted stock units	795,224,257 shares (as of June 11, 2021)

Exercise price of warrants	$11.50 per share, subject to adjustments as described herein, for the SCH warrants and the public warrants, and $8.86 per share, subject to adjustments as described herein, for the SoFi warrants

Use of proceeds
We will receive up to an aggregate of approximately $431 million from the exercise of the warrants (assuming the exercise in full of all of the warrants for cash) and $166 million from the exercise of stock options (assuming the exercise in full of all of the outstanding stock options for cash). We expect to use the net proceeds from the exercise of the warrants and stock options for general corporate purposes. See “Use of Proceeds”.

Resale of common stock, Series 1 preferred stock and warrants

Shares of common stock offered by the Selling Securityholders	490,852,123 shares consisting of:

•263,378,239 shares of common stock issued in connection with the Merger to certain of the Selling Securityholders;
•122,500,000 shares of common stock issued in the PIPE Investment;
•27,089,789 shares of common stock reserved for issuance by us upon the exercise of options to purchase common stock;
•57,713,105 shares of common stock reserved for issuance by us upon the settlement of restricted stock units; and
•20,170,990 shares of common stock consisting of (i) 8,000,000 shares of common stock issuable upon the exercise of the SCH warrants, and (ii) 12,170,990 shares of common stock issuable upon the exercise of the SoFi warrants.

Shares of Series 1 preferred stock offered by the Selling Securityholders	3,234,000 shares of Series 1 preferred stock

Warrants offered by the Selling Securityholders	20,170,990 warrants consisting of:

•8,000,000 SCH warrants; and •12,170,990 SoFi warrants

Terms of the offering	The Selling Securityholders will determine when and how they will dispose of the securities registered under this prospectus for resale. See “Plan of Distribution”.

Use of proceeds	We will not receive any proceeds from the sale of the securities registered under this prospectus by the Selling Securityholders.

Lock-up restrictions
Certain of our stockholders are subject to certain restrictions on transfer until the termination of applicable lock-up periods. See “Securities Act Restrictions on Resale of Our Securities—Lock-Up Restrictions”.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before investing in our securities.

Nasdaq symbols	Our common stock and warrants are listed on Nasdaq under the symbols “SOFI” and “SOFIW”, respectively.

RISK FACTORS
An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Certain statements in “Risk Factors” are forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements”.
Business, Financial and Operational Risks
We operate in a rapidly evolving industry, and have limited experience in our Financial Services and Technology Platform segments, which may make it difficult for us to successfully identify and address the risks and uncertainties we face.
We operate in a rapidly evolving industry, and have limited experience in our Financial Services and Technology Platform segments, which may make it difficult to evaluate our business and future prospects. In particular, we have limited experience offering cash management and investment services and technology solutions. We face numerous challenges to our success, including our ability to:
•increase or maintain the number, volume and types of, and add new features to, the loans we extend to our members as the market for loans evolves and as we face new and increasing competitive threats;
•increase the number of members utilizing non-lending products, and maintain and build on the loyalty of existing members by increasing their use of new or additional products;
•successfully maintain and enhance our diversified funding strategy, including through securitization financing from consolidated and nonconsolidated variable interest entities (“VIEs”), whole loan sales and debt warehouse facilities;
•further establish, diversify and refine our cash management, investment and brokerage offerings to meet evolving consumer needs and preferences;
•diversify our sources of revenue;
•favorably compete with other companies, including traditional and alternative technology-enabled lenders and broker dealers;
•introduce new products or other offerings to meet the needs of our existing and prospective members or to keep pace with competitive lending, cash management, investment and other developments;
•maintain or increase the effectiveness of our direct marketing, and other sales and marketing efforts;
•successfully navigate economic conditions and fluctuations in the credit markets;
•establish fraud prevention strategies that proactively identify threat vectors and mitigate losses;
•defend our platform from information security vulnerabilities, cyberattacks or malicious attacks;
•effectively manage the growth of our business;
•effectively manage our expenses;
•obtain debt or equity capital on attractive terms or at all;
•successfully continue to expand internationally;
•adequately respond to macroeconomic and other exogenous challenges, including the ongoing COVID-19 pandemic; and

•anticipate and react to changes in an evolving regulatory and political environment.
We may not be able to successfully address the risks and uncertainties we face, which could negatively impact our business, financial condition, results of operations, cash flows and future prospects.
We have a history of losses and may not achieve profitability in the future.
Our net losses were $177.6 million and $106.4 million for the three months ended March 31, 2021 and 2020, respectively, and $224.1 million, $239.7 million and $252.4 million for the years ended December 31, 2020, 2019 and 2018, respectively. As of March 31, 2021 and December 31, 2020, we had a total permanent deficit of $293.6 million and $120.1 million, respectively. We may continue to incur net losses in the future, and such losses may fluctuate significantly from quarter to quarter. We will need to generate and sustain significant revenues for our business generally, and achieve greater scale and generate greater operating cash flows from our Financial Services segment, in particular, in future periods in order to achieve, maintain or increase our level of profitability. We intend to continue to invest in sales and marketing, technology and new products and services in order to enhance our brand recognition and our value proposition to our members, and these additional costs will create further challenges to generating near term profitability. General and administrative expenses have increased, and we expect they may continue to increase, to meet the increased compliance and other requirements associated with operating as a public company and evolving regulatory requirements. In addition, we are acquiring a national bank charter, and operating a bank may significantly increase our compliance costs. See “—We are acquiring a national bank, which is subject to regulatory approvals and other closing conditions, and, if consummated, the acquisition will subject us to significant additional regulation”.
Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue sufficiently to offset our higher operating expenses. We may continue to incur losses and not achieve future profitability or, if achieved, be unable to maintain such profitability, due to a number of reasons, including the risks described in this prospectus, unforeseen expenses, difficulties, complications and delays, and other unknown events.
We have experienced rapid growth in recent years, including through the addition of new lines of business, which may place significant demands on our operational, risk management, sales and marketing, technology, compliance, and finance and accounting resources.
Our rapid growth in certain areas of our business in recent years, primarily within our Financial Services and Technology segments, has placed significant demands on our operational, risk management, sales and marketing, technology, compliance, and finance and accounting infrastructure, and has resulted in increased expenses, a trend that we expect to continue as our business is growing. In addition, we are required to continuously develop and adapt our systems and infrastructure in response to the increasing sophistication of the consumer financial services market, evolving fraud and information security landscape, and regulatory developments relating to existing and projected business activities. Our future growth will depend, among other things, on our ability to maintain an operating platform and management system apt to address such growth, and will require us to incur significant additional expenses, expand our workforce and commit additional senior management and operational resources. We may not be able to manage supporting and expanding our operations effectively, and any failure to do so would adversely affect our ability to increase the scale of our business, generate projected revenue and control expenses.
There is no assurance that our revenue and business model will be successful.
We are continually refining our revenue and business model, which is premised on creating a virtuous cycle for our members to engage in more products across our platform, a strategy we refer to as the Financial Services Productivity Loop. There is no assurance that these efforts will be successful or that we will generate revenues commensurate with our efforts and expectations, or become profitable. We may be forced to make significant changes to our revenue and business model to compete with our competitors’ offerings, and even if such changes are undertaken, there is no guarantee that they will be successful. Additionally, we will likely be required to hire, train and integrate qualified personnel to meet and further our business objectives, and our ability to successfully do so is uncertain.

Our results of operations and future prospects depend on our ability to retain existing, and attract new, members. We face intense and increasing competition and, if we do not compete effectively, our competitive positioning and our operating results will be harmed.
We refer to our customers as “members”. We define a member as someone who has a lending relationship with us via origination or servicing, opened a financial services account, linked an external account to our platform, or signed up for our credit score monitoring service. We operate in a rapidly changing and highly competitive industry, and our results of operations and future prospects depend on, among others:
•the continued growth of our member base;
•our ability to monetize our member base, including through the use of additional products by our existing members;
•our ability to acquire members at a lower cost; and
•our ability to increase the overall value to us of each of our members while they remain on our platform (which we refer to as a member’s lifetime value).
We expect our competition to continue to increase, as there are generally no substantial barriers to entry to the markets we serve. In addition to established enterprises, we may also face competition from early-stage companies attempting to capitalize on the same, or similar, opportunities as we are. Some of our current and potential competitors have longer operating histories, particularly with respect to our financial services products, significantly greater financial, technical, marketing and other resources and a larger customer base than we do. This allows them, among others, to potentially offer more competitive pricing or other terms or features, a broader range of financial products, or a more specialized set of specific products or services, as well as respond more quickly than we can to new or emerging technologies and changes in member preferences. Our existing or future competitors may develop products or services that are similar to our products and services or that achieve greater market acceptance than our products and services. This could attract new members away from our services and reduce our market share in the future. Additionally, when new competitors seek to enter our markets, or when existing market participants seek to increase their market share, these competitors sometimes undercut, or otherwise exert pressure on, the pricing terms prevalent in that market, which could adversely affect our market share and/or ability to capitalize on new market opportunities.
We currently compete at multiple levels with a variety of competitors, including:
•other personal loan, student loan refinancing, in-school student loan and home loan lenders, including traditional banks, as well as credit card issuers, that can offer more competitive interest rates or terms;
•traditional banks and other non-bank financial institutions for cash management accounts like SoFi Money;
•other brokerage firms, including online or mobile platforms, for investment accounts in SoFi Invest;
•other technology platforms for the enterprise services we provide, such as technology platform services via our subsidiary, Galileo;
•for subscribers to our financial services content, including content from alternative providers available to our subscribers through our Lantern service, which is an independent financial services aggregator providing marketplace lending products, and various enterprise partnerships; and
•other financial services firms offering leading employers a comprehensive platform for employees to build financial well-being through student loan and 529 educational plan contributions, educational tools, and financial resources, all of which we provide through SoFi at Work.
We compete with traditional banks for many of the services we offer in our Financial Services segment. Because we do not currently control a bank or a bank holding company, we are subject to regulation by a variety of state and federal regulators across our products and services and we rely on third-party banks to provide banking services to our members. This regulation by federal, state and local authorities increases our compliance costs, particularly for our lending business, as we navigate multiple regimes with different examination schedules and processes, varying disclosure requirements, and at times conflicting consumer protection laws. In addition, our ability to compete may be hampered in certain states where the amount of interest we are permitted to charge consumers is capped and we are consequently unable to make loans to all the consumers that we believe may be qualified but to whom we cannot offer the appropriate risk-adjusted margin. See “Business — Government Regulation — Bank Acquisition” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Executive Overview” for a summary of the additional measures required in our efforts to acquire a national bank.
We believe that our ability to compete depends upon many factors both within and beyond our control, including, among others, the following:
•the size, diversity and activity levels of our member base;
•our ability to introduce successful new products or services;
•the timing and market acceptance of products and services, including developments and enhancements to those products and services, offered by us and our competitors;
•member service and support efforts;
•selling and marketing efforts;
•the ease of use, performance, price and reliability of solutions developed either by us or our competitors;
•changes in economic conditions, regulatory and policy developments;
•our ability to successfully acquire a national bank subsidiary;
•our ability to successfully execute on the Financial Services Productivity Loop and our other business plans;
•general credit markets conditions and their impact on our liquidity and ability to access funding;
•the ongoing impact of the COVID-19 pandemic on the lending and financial services markets we serve; and
•our brand strength relative to our competitors.
Our current and future business prospects demand that we act to meet these competitive challenges but, in doing so, our net revenue and results of operations could be adversely affected if we, for example, increase marketing expenditures or make other expenditures. Competitive pressures could also result in us reducing the annual percentage rate on the loans we originate, incurring higher member acquisition costs and could make it more difficult for us to grow our loan originations in both number of loans and volume for new as well as existing members. All of the foregoing factors and events could adversely affect our business, financial condition, results of operations, cash flows and future prospects.
We are acquiring a national bank, which is subject to regulatory approvals and other closing conditions, and, if consummated, the acquisition will subject us to significant additional regulation.
We believe a national bank charter will improve our capital efficiency, provide funding resilience and regulatory clarity, and generate improved margins. In March 2021, we entered into an agreement to acquire Golden Pacific Bancorp, Inc., a bank holding company, and its wholly-owned subsidiary, Golden Pacific Bank, National Association, a national bank. The acquisition is subject to approval from the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the Office of the Comptroller of the Currency (the “OCC”) under the Bank Holding Company Act and the National Bank Act, respectively, as well as other customary closing conditions, all of which we anticipate can be completed by the end of 2021. Our ability to obtain the requisite approvals for the acquisition depends on the bank regulators’ views as to our capital levels, quality of management, and overall condition, in addition to their assessment of a variety of other factors, including our compliance with law. In that vein, we have been developing a financial and bank capitalization plan and may need to enhance our governance, compliance, controls and management infrastructure and capabilities in order to be compliant with all applicable regulations and operate to the satisfaction of the banking regulators, which may require substantial time, monetary and human resource commitments. If we are not successful in developing a financial and bank capitalization plan or enhancing, as needed, our governance, compliance, controls and management infrastructure and capabilities, our ability to obtain a national bank charter may be jeopardized.
Ultimately, if we are unable to obtain a national bank charter due to a failure to obtain the necessary regulatory approvals for the acquisition of Golden Pacific Bancorp, Inc. and its national bank subsidiary, Golden Pacific Bank, National Association, then our ability to improve our capital efficiency, funding resilience, margins, and our stock price, may be adversely affected. Our stock price may also decline to the extent that the current market price reflects a market assumption that we would obtain a national bank charter. In addition, we will have spent substantial time and resources, and would recognize substantial expenses in connection with the negotiation and documentation of a bank acquisition without realizing the expected benefits of obtaining a bank charter. Without a national bank charter, we would be required to continue to maintain state-specific licenses for certain of our consumer loans and financial services products.
Further, if the acquisition successfully closes and we do obtain a national bank charter through our ownership of Golden Pacific Bank, National Association, we will become subject to regulation, supervision and examination by the Federal Reserve as well as other federal bank regulators. See “Business — Government Regulation — Bank Acquisition”. Our efforts to comply with such additional regulation may require substantial time, monetary and human resource commitments. If any new regulations or interpretations of existing regulations to which we are subject impose requirements on us that are impractical or that we cannot satisfy, our financial performance, and our stock price, may be adversely affected.
Additionally, should we successfully acquire a national bank charter through our ownership of Golden Pacific Bank, National Association or otherwise, certain of our stockholders may need to comply with applicable federal banking statutes and regulations, including the Change in Bank Control Act and the Bank Holding Company Act. Specifically, stockholders holding 10.0% or more of our voting interests may be required to provide certain information and/or commitments on a confidential basis to, among other regulators, the Federal Reserve. This requirement may deter certain existing or potential stockholders from purchasing shares of our common stock, which may suppress demand for the stock and cause the price to decline.
Our future growth depends significantly on our marketing efforts, and if our marketing efforts are not successful, our business and results of operations will be harmed.
We have dedicated and intend to continue to dedicate significant resources to marketing efforts. Our ability to attract members depends in large part on the success of these marketing efforts and the success of the marketing channels we use to promote our products. Our marketing channels include, but are not limited to, social media, traditional media such as the press, online affiliations, search engine optimization, search engine marketing, offline partnerships, preapproved direct mailings and television advertising.
While our goal remains to increase the strength, recognition and trust in our brand by increasing our member base and expanding our products and services, if any of our current marketing channels becomes less effective, if we are unable to continue to use any of these channels, if the cost of using these channels was to significantly increase or if we are not successful in generating new channels, we may not be able to attract new members in a cost-effective manner or increase the platform activity of our members. If we are unable to recover our marketing costs through increases in the size, value or overall number of loans we originate, or other product selection and utilization, it could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

Legislative and regulatory policies and related actions in connection with student loans could have a material adverse effect on our student loan portfolios.
In recent years, there has been increased focus by policymakers on outstanding student loans, including, among other things, on the total volume of outstanding loans and on the number of loans outstanding per borrower. In response, there has been discussion of potential legislative and regulatory actions and other possible steps to, among other things:
•permit private education loans such as our refinanced student loan and in-school student loan products to be discharged in bankruptcy without the need to show undue hardship;
•amend the federal postsecondary education loan programs, including to reduce interest rates on certain loans, to revise repayment plans, to implement loan forgiveness plans, to provide for refinancing of private education loans into federal student loans at low interest rates, to reduce or eliminate the Grad PLUS program (which authorizes loans that comprise a substantial portion of our student loan refinancing business) and to provide for refinancing of existing federally held student loans into new federal student loans at low interest rates;
•require private education lenders to reform loan agreements to provide for income-based repayment plans and other government payment plans; and
•make sweeping changes to the entire cost structure and financial aid system for higher education in the United States, including proposals to provide free postsecondary education.
As of the date of this prospectus, the new presidential administration has endorsed canceling $10,000 in federal student debt per borrower, which among other things, would make private student loans easier to discharge in bankruptcy, and providing free public college and university tuition for certain students. Prominent politicians have also advocated for executive action to forgive student loan debt. It is unclear whether the new presidential administration would seek to accomplish these actions through an Executive Order or through legislation. If student loans were forgiven or canceled in any meaningful scale, our profitability, results of operations, financial condition, cash flows or future business prospects could be materially and adversely affected as a result. In particular, our student loan refinancing business within our Lending segment, which is our largest segment, would be materially and adversely affected. There has also been pressure on policymakers to address underlying factors that contributed to the current volume of outstanding student loans, such as the cost of higher education and the ability for additional methods by the federal government and other organizations to subsidize the same, such as through increased use of Pell grants in lieu of loans. Further, proposals to eliminate or amend Section 523(a)(8) of the Bankruptcy Code, which makes student loans non-dischargeable in bankruptcy could make investors less likely to purchase our student loans. If steps were taken to materially reduce future demand by students for student loan refinancing and in-school student loan products, our student loan originations would be materially and adversely affected. As a result of any material adverse effect to our Lending segment, our overall profitability, results of operations, financial condition, cash flows or future business prospects may be adversely affected. See “— COVID-19 Pandemic Risks — Legislative and regulatory responses to the COVID-19 pandemic and related economic uncertainty could have a material adverse effect on our student loan portfolios”.
Negative publicity could result in a decline in our member growth and impact our ability to compete for lending counterparties and corporate partners, and have a material adverse effect on our business, our brand and our results of operations.
We have invested significantly in our brand. We believe that maintaining and enhancing our brand identity is critical to our relationships with existing members and partners, particularly lending counterparties, marketing partners and other corporate partners, and to our ability to attract new members and partners. Our ability to compete for and maintain members, lending counterparties and other corporate partners relies to a large extent on their trust in our business and the value of our brand. The failure or perceived failure to maintain our brand could adversely affect our brand value, financial condition and results of operations. Negative publicity can adversely affect our reputation and damage our brand, and may arise from many sources, including actual or alleged misconduct, errors or improper business practices by employees, employee claims of discrimination or harassment, product failures, existing or future litigation or regulatory actions, inadequate protection of consumer information, data breaches, matters affecting our financial reporting or compliance with SEC and exchange listing requirements, and media coverage, whether accurate or not. Negative publicity or allegations of unfavorable business practices, poor governance, or workplace misconduct can be rapidly and widely shared over social or traditional media or other means, and could reduce demand for our products, undermine the loyalty of our members and the confidence of our lending counterparties, impact our partnerships, reduce our ability to recruit and retain employees, or lead to greater regulatory scrutiny of our operations. In addition, we and our officers, directors and/or employees have been, and may in the future be, named or otherwise involved in litigation or claims, including employment-related claims such as workplace discrimination or harassment, which could result in negative publicity and/or adversely impact our business, even if we are ultimately successful in defending against such claims.
We may experience fluctuations in our quarterly operating results.
We could experience fluctuations in our quarterly operating results due to a number of factors, including changes in the fair values of our instruments (including, but not limited to, our loans and warrants assumed in connection with the Business Combination), the level of our expenses, the degree to which we encounter competition in our markets, general economic conditions, the rate and credit market environment, legal or regulatory developments, legislative or policy changes and the ongoing impact of the COVID-19 pandemic. In light of these factors, results for any period should not be relied upon as being indicative of performance in future periods.
We sell a significant percentage of our loans to a concentrated number of whole loan purchasers and the loss of one or more significant purchasers could have a negative impact on our operating results.
We sell our personal, student and home loans to a concentrated number of whole loan purchasers. Our top five whole loan purchasers by total purchase price accounted for approximately 64% and 60% of the aggregate principal balance of our loans sold during the three months ended March 31, 2021 and the year ended December 31, 2020, respectively. During the three months ended March 31, 2021 and the year ended December 31, 2020, the two largest third-party buyers accounted for a combined 41% and 49%, respectively, of our loan sales volume. See Note 14 to the Notes to Unaudited Condensed Consolidated Financial Statements and Note 15 to the Notes to Consolidated Financial Statements included elsewhere in this prospectus. There are inherent risks whenever a large percentage of a business is concentrated with a limited number of parties. It is not possible for us to predict the future level of demand for our loans by these or other purchasers. In addition, purchases of our loans by these purchasers have historically fluctuated and may continue to fluctuate based on a number of factors, some of which may be outside of our control, including economic conditions, the availability of alternative investments, changes in the or terms of the loans, loans offered by other entities and prevailing interest rates. If any of these purchasers significantly reduce the dollar amount of the loans they purchase from us, we may be unable to sell those loans to another purchaser on favorable terms or at all, which may have a material adverse effect on our revenues, results of operations, liquidity and cash flows.
Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.
Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.
COVID-19 Pandemic Risks
Our financial condition and results of operations may be adversely impacted by the COVID-19 pandemic.
Occurrences of epidemics or pandemics, depending on their scale, may cause different degrees of disruption to the regional, state and local economies in which we offer our products and services. The current COVID-19 pandemic has had and could continue to have a material adverse effect on the value, operating results and financial condition of our business.

The COVID-19 pandemic has caused substantial changes in consumer and student behavior, restrictions on business and individual activities and high unemployment rates, which have led to reduced economic activity. Extraordinary actions taken by international, federal, state, and local public health and governmental authorities to contain and combat the outbreak and spread of COVID-19 in regions throughout the world, including travel bans, quarantines, “stay-at-home” orders, suspension of interest accrual and collections on certain federally-backed student loans, and similar mandates for many individuals and businesses to substantially restrict daily activities have led to a decrease in consumer activity generally. Additionally, the COVID-19 pandemic has had a negative impact on consumer finances and on employment levels, which could lead to lower demand for loans, higher loan delinquencies and less spending and investing on our platform, all of which would have a negative impact on our financial condition, results of operations and cash flows.
While the extent and duration of the economic slowdown and high unemployment rates attributable to the COVID-19 pandemic remain uncertain at this time, particularly as new strains of the virus emerge and create potential challenges to vaccination efforts, a continued significant economic slowdown could have a substantial adverse effect on our financial condition, liquidity and results of operations. As of the date of this prospectus, COVID-19 has had, and may continue to have, the following adverse effects on our business and results of operations, among others:
•Reduced borrower approval rates, including as a result of credit eligibility and other adjustments;
•Reduced consumer demand for our student loan products, including lower origination volume and average balances of our student loans;
•Lower average balances of our personal loans as a result of changes in consumer demand and adjustments to our credit decisioning process and credit criteria;
•Temporary seizing of the capital markets, including decreased demand for asset-backed securities, which seizure could become longer term or permanent;
•Mark-to-market calls on certain of our securities, including negative fair value adjustments and liquidity concerns associated with the margin calls;
•Impeded liquidity and negative fair value adjustments with respect to our loans and securitization investments; and
•Decreased consumer loan servicing revenue as a result of the required availability of forbearances, moratoriums on certain debt collection activities, and waivers of late fees.
The COVID-19 pandemic has also had an impact on the behavior of existing and prospective university students seeking higher education. According to the National Student Clearinghouse, there has been a material decline in the number of students entering college in the class of 2024 as compared to the number of students in the class of 2023, which has contributed in part, and may continue to contribute, to a reduction in the volume and amount of the in-school loans we originate and student loans we refinance. Additionally, in response to the impacts of COVID-19, among other factors, the Federal Reserve announced in September 2020 that it plans to continue a policy of maintaining interest rates at historically low levels. While low interests rates often increase immediate demand for our student loan refinancing product, they also lock in low rates of interest for current students, which decreases demand for a refinanced student loan in the future. Our student loan origination volume declined 53% in the three months ended March 31, 2021 as compared to the same period in 2020 and declined 26% in the year ended December 31, 2020 as compared to 2019. This decline was due to both reduced demand resulting from legislative and regulatory actions taken in response to COVID-19 as described in more detail in these risk factors, and a reduced marketing effort on our part in order to ensure that we had sufficient liquidity to accommodate our student loan volume. There have been, and may continue to be, other factors that put downward pressure on demand for our student loan products. See “ — Business, Financial and Operational Risks — Legislative and regulatory policies and related actions in connection with student loans could have a material adverse effect on our student loan portfolios”.

Additionally, the COVID-19 pandemic has had an impact on demand by consumers, which has contributed, and may continue to contribute, to a reduction in the volume and amount of the personal loans we originate, and the corresponding revenue we generate. Our personal loan origination volume declined 11% in the three months ended March 31, 2021 as compared to the same period in 2020 and declined 31% in the year ended December 31, 2020 as compared to 2019. There are multiple reasons for this reduction in demand, including a conscious decision on our part to reduce marketing efforts and to tighten our credit standards, but the reduction in consumer demand is also attributable to changing consumer behavior. Specifically, debt consolidation is the primary driver of demand for our personal loan product. However, credit card spend by consumers is down compared to pre-COVID-19 levels, resulting in reduced overall demand for debt consolidation products.
See “Management’s Discussion and Analysis of our Financial Condition and Results of Operations — Key Business Metrics” and “— Results of Operations” for further discussion of the impact of the COVID-19 pandemic in recent periods on our business and operating results. The COVID-19 pandemic, and its impact, may also have the effect of heightening many of the other risks described herein.
Changes driven by the COVID-19 pandemic in debt collection practices can harm us by leading to higher losses and depress the prices we may obtain if we seek to sell loans.
In response to the COVID-19 pandemic, states and other regulatory authorities across the United States are implementing various debt collection restrictions, including in some cases bans on collections or creditors’ normal legal remedies. To the extent these regimes apply to us, they could limit our ability to service our defaulted loans and pursue collections from members, which in turn could lead to higher losses and associated loss rates. The same restrictions could negatively impact prices available in the secondary debt markets and debt buyers’ ability to operate and finance their businesses. As a result, if we seek to sell our loans, including charged-off loans, to third-party debt buyers, sale prices may be materially lower than prices that would be available absent the current environment.
Legislative and regulatory responses to the COVID-19 pandemic and related economic uncertainty could have a material adverse effect on our loan portfolios.
Legislative and regulatory responses to the COVID-19 pandemic could have a significant impact on our student loan portfolios. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law. In compliance with the CARES Act, payments and interest accrual on all loans owned by the Department of Education were suspended through September 30, 2020 and were further extended by executive action through September 30, 2021. Additionally, on March 25, 2020, the Department of Education announced that private collection agencies were required to stop making outbound collection calls and sending letters or billing statements to borrowers in default on such federally held loans. As a result of such forbearance measures and protections, borrowers might lack the incentive to refinance their student loans with us, which could negatively impact our business.
Additionally, while the CARES Act applies only to loans owned by the Department of Education, several states have adopted various initiatives to suspend payment obligations for private student loan borrowers in those states and we have suspended payment obligations by our members and interest accrual on loans in response, where applicable. In addition, in April 2020, various restrictions around the servicing and collection of private education loans were enacted by certain states. We believe we are in compliance with all such restrictions.
We also established a number of special hardship or forbearance plans, including: (i) student loan forbearance of payments for an initial 60 days with an optional 30-day extension available to members demonstrating continued need; (ii) personal loan forbearance of payments for an initial 30 days with an optional 30-day extension available to members demonstrating continued need; and (iii) home loan forbearance of payments consistent with FNMA servicing guidelines for an initial 90 days with possible extensions available to members demonstrating continued need. We discontinued enrollment in our COVID-19 forbearance programs, which were designed to be temporary in nature, for personal loans and student loans on March 31, 2021 and April 30, 2021, respectively. Subject to eligibility, members may participate in other customary hardship programs.

The various legislative and regulatory responses to the COVID-19 pandemic, particularly the mandatory suspension of payments and interest accrual on federally held loans, as well as our own forbearance measures to assist our members, are likely to serve as a disincentive for borrowers to refinance their loans through our platform, thereby reducing our loan origination volume and negatively impacting our revenue. In addition, the COVID-19 pandemic has contributed to increasing pressure on policymakers to reduce or cancel student loans at a significant scale. See “ — Business, Financial and Operational Risks — Legislative and regulatory policies and related actions in connection with student loans could have a material adverse effect on our student loan portfolios”.
Although we are evaluating the ultimate impact of recently adopted local, state and federal legislation and regulation, guidance and actions, future legislative actions, and the on-going impact of our own forbearance measures on our financial results, business operations and strategies, there is no guarantee that our estimates will be accurate or that any actions we take based on such estimates will be successful. Furthermore, we believe that the cost of responding to, and complying with, evolving laws and regulations, as well as any guidance from enforcement actions, will continue to increase, as will the risk of penalties and fines from any enforcement actions that may be imposed on our businesses. Our profitability, results of operations, financial condition, cash flows or future business prospects could be materially and adversely affected as a result.
Strategic and New Product Risks
We have in the past consummated and, from time to time we may evaluate and potentially consummate, acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.
Our success will depend, in part, on our ability to expand our business. In some circumstances, we may determine to do so through the acquisition of complementary assets, businesses and technologies rather than through internal development. For example, in April 2020, we acquired 8 Limited, an investment business in Hong Kong, and in May 2020, we acquired Galileo, a company that provides technology platform services to financial and non-financial institutions. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. The risks we face in connection with acquisitions include:
•diversion of management time and focus from operating our business to addressing acquisition integration challenges;
•coordination of technology, product development, risk management and sales and marketing functions;
•retention of employees from the acquired company, and retention of our employees who were attracted to us because of our smaller size or for other reasons;
•cultural challenges associated with integrating employees from the acquired company into our organization;
•integration of the acquired company’s accounting, management information, human resources and other administrative systems;
•the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, information security safeguards, procedures and policies;
•potential write-offs or impairments of intangible assets or other assets acquired in the acquisition;
•liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;
•litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former stockholders or other third parties; and

•geographic expansion exposes our business to known and unknown regulatory compliance risks including elevated risk factors for tax compliance, money laundering controls, and supervisory controls oversight.
Our failure to address these risks or other problems encountered in connection with our acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities and harm our business, generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, regulatory obligations to further capitalize our business, and goodwill and intangible asset impairments, any of which could harm our financial condition and negatively impact our stockholders. To the extent we pay the consideration for any future acquisitions or investments in cash, it would reduce the amount of cash available to us for other purposes.
Galileo depends on a small number of customers, the loss or disruptions in operations of any of which could have a material adverse effect on its business and financial results, and negatively impact our financial results and results of operations.
In May 2020, we completed our acquisition of Galileo for a purchase price of $1.2 billion. During the three months ended March 31, 2021, our Technology Platform segment consisted entirely of net revenues from Galileo, which accounted for 24% of our consolidated total net revenue. During the year ended December 31, 2020, Galileo accounted for $91.2 million, or 95%, of the total net revenue of our Technology Platform segment, and 16% of our consolidated total net revenue. Galileo’s customers are highly concentrated, with its five largest customers contributing approximately 70% of the total net revenue within the Technology Platform segment during the three months ended March 31, 2021, which represented approximately 16% of our consolidated total net revenue for the period then ended, and 69% during the year ended December 31, 2020, which represented 12% of our consolidated total net revenue for the period then ended. There are inherent risks whenever a large percentage of net revenue is concentrated with a limited number of customers, including the loss of any one or more of those customers as a result of bankruptcy or insolvency proceedings involving the customer, the loss of the customer to a competitor, harm to that customer’s reputation or financial prospects or other reasons. In addition, disruptions in the operations of any of Galileo’s key customers have in the past disrupted and may in the future disrupt Galileo’s operations, and these disruptions could be material and have an adverse impact on our results of operations.
Demand for our products may decline if we do not continue to innovate or respond to evolving technological or other changes.
We operate in a dynamic industry characterized by rapidly evolving technology, frequent product introductions, and competition based on pricing and other differentiators. We continue to explore new product offerings and may rely on our proprietary technology to make our platform available to members, to service members and to introduce new products, which both fosters innovation and introduces new potential liabilities and risks. For example, in March 2021, we launched our IPO investment center to allow members with a SoFi active Invest account to invest in initial public offerings, that we may underwrite through SoFi Securities. While this enables us to generate underwriting fees, it could also subject us to liability under the Securities Act for the contents of the prospectuses for the initial public offerings that we underwrite, which could be material. In addition, we may increasingly rely on technological innovation as we introduce new types of products, expand our current products into new markets, and continue to streamline our platform. The process of developing new technologies and products is complex, and if we are unable to successfully innovate and continue to deliver a superior member experience, members’ demand for our products may decrease and our growth and operations may be harmed. The brokerage industry also competes on price, and our ability to meet the demand of our customers in this respect could affect our ability to maintain demand for our products and services.
SoFi Securities is a participant in the Depository Trust Company’s settlement services. Broker-dealers that settle their own trades are subject to substantially more regulatory requirements than brokers that outsource these functions to third-party providers. Errors in performing settlement functions, including clerical, technological and other errors related to the handling of funds and securities could lead to censures, fines or other sanctions imposed by applicable regulatory authorities as well as losses and liability in related lawsuits and proceedings brought by transaction counterparties and others. Any unsettled securities transactions or wrongly executed transactions may expose the broker dealer to adverse movements in the prices of such securities.

An increase in fraudulent activity could lead to reputational damage to our brand and material legal, regulatory and financial exposure (including fines and other penalties), and could reduce the use and acceptance of SoFi Money and SoFi Credit Card.
Financial institutions like us, as well as our members, colleagues, regulators, vendors and other third parties, have experienced a significant increase in fraudulent activity in recent years and will likely continue to be the target of increasingly sophisticated fraudsters and fraud rings in the future. This is particularly true for our newer products where we have limited experience evaluating customer behavior and performing tailored risk assessments, such as SoFi Money and SoFi Credit Card.
We develop and maintain systems and processes aimed at detecting and preventing fraudulent activity, which require significant investment, maintenance and ongoing monitoring and updating as technologies and regulatory requirements change and as efforts to overcome security and anti-fraud measures become more sophisticated. Despite our efforts, the possibility of fraudulent or other malicious activities and human error or malfeasance cannot be eliminated entirely and will evolve as new and emerging technology is deployed, including the increasing use of personal mobile and computing devices that are outside of our network and control environments. Risks associated with each of these include theft of funds and other monetary loss, the effects of which could be compounded if not detected quickly. Indeed, fraudulent activity may not be detected until well after it occurs and the severity and potential impact may not be fully known for a substantial period of time after it has been discovered.
Fraudulent activity and other actual or perceived failures to maintain a product’s integrity and/or security has led to increased regulatory scrutiny and may lead to regulatory investigations and intervention (such as mandatory card reissuance), increased litigation (including class action litigation), remediation, fines and response costs, negative assessments of us and our subsidiaries by regulators and rating agencies, reputational and financial damage to our brand, and reduced usage of our products and services, all of which could have a material adverse impact on our business.
Successful fraudulent activity and other related incidents related to the actual or perceived failures to maintain the integrity of our processes and controls could negatively affect us, including harming the market perception of the effectiveness of our security measures or harming the reputation of the financial system in general, which could result in reduced use of our products and services. Such events could also result in legislation and additional regulatory requirements. Although we maintain insurance, there can be no assurance that liabilities or losses we may incur will be covered under such policies or that the amount of insurance will be adequate.
We rely on third parties and their systems to process transaction data and for settlement of funds on SoFi Money, and these third parties’ failure to perform these services adequately could materially and adversely affect our business.
To provide our cash management account and credit card and other products and services, we rely on third parties that we do not control, such as the payment card networks, our acquiring and issuing processors, the payment card issuers, various financial institution partners, systems like the Automated Clearing House (“ACH”), and other partners. We rely on these third parties for a variety of services, including the transmission of transaction data, processing of chargebacks and refunds, settlement of funds, and the provision of information and other elements of our services. In the event these third parties fail to provide these services adequately, including as a result of financial difficulty or insolvency, errors in their systems, outages or events beyond their control, or refuse to provide these services on terms acceptable to us or at all, and we are not able to find suitable alternatives, our business may be materially and adversely affected.
SoFi Credit Card is a new product and we may not be successful in our efforts to promote its usage through marketing and promotion, or to effectively control the costs of such investments, both of which may materially impact our profitability.
Revenue growth for SoFi Credit Card is dependent on increasing the volume of members who open an account and on growing loan balances on those accounts. We have been investing in a number of new product initiatives to attract new SoFi Credit Card members and capture a greater share of our members’ total spending and borrowings. There can be no assurance that our investments in SoFi Credit Card to acquire members, provide differentiated features and services and spur usage of our card will be effective. Further, developing our service offerings, marketing SoFi Credit Card in additional customer acquisition channels and forming new partnerships could have higher costs than anticipated, and could adversely impact our results or dilute our brand. See — “SoFi Credit Card is a new product and any failure to execute our funding strategy for it could have a negative impact on our business, operating results and financial condition.”
We may continue to expand operations abroad where we have limited operating experience and may be subject to increased business, economic and regulatory risks that could adversely impact our financial results.
In April 2020, we undertook our first international expansion by acquiring 8 Limited, an investment business in Hong Kong. We may, in the future, pursue further international expansion of our business operations, either organically or through acquisitions, in new international markets where we have limited or no experience in marketing, selling and deploying our product and services. If we fail to deploy or manage our operations in these countries successfully, our business and operations may suffer. In addition, we are subject to a variety of risks inherent in doing business internationally, including:
•political, social and/or economic instability;
•risks related to governmental regulations in foreign jurisdictions, including regulations relating to privacy, and unexpected changes in regulatory requirements and enforcement;
•fluctuations in currency exchange rates;
•higher levels of credit risk and fraud;
•enhanced difficulties of integrating any foreign acquisitions;
•burdens of complying with a variety of foreign laws;
•reduced protection for intellectual property rights in some countries;
•difficulties in staffing and managing global operations and the increased travel, infrastructure and legal compliance costs associated with multiple international locations and subsidiaries;
•different regulations and practices with respect to employee/employer relationships, existence of workers’ councils and labor unions, and other challenges caused by distance, language, and cultural differences, making it harder to do business in certain international jurisdictions;
•compliance with statutory equity requirements; and
•management of tax consequences.
•If we are unable to manage the complexity of global operations successfully, our financial performance and operating results could suffer.
Credit Risks
Worsening economic conditions cause our member default rates to increase and may result in decreased demand from institutional investors for our products, each of which could harm our operational results.
Uncertainty and negative trends in general economic conditions in the United States, including significant tightening of credit markets, historically have created a difficult environment for companies in the financial services industry. Many factors, including factors that are beyond our control, may result in higher default rates by our members and decline in the demand for our products by potential and existing investors, and have a detrimental impact on our operating performance and liquidity. These factors include general economic conditions, disruptions in the credit markets, changes in unemployment rates, the level of consumer and business confidence, changes in consumer spending, as well as events such as natural disasters, public health crises, like the COVID-19 pandemic, acts of war, terrorism and catastrophes.

Our Lending segment may be particularly negatively impacted by worsening economic conditions that place financial stress on our members resulting in loan defaults or charge-offs at a higher-than-expected rate. If a loan charges off while we are still the owner, the loan either enters a collections process or is sold to a third-party collection agency in exchange for a fraction of the remaining amount payable to us. In either case, we will receive less than the full outstanding interest on and principal balance of the loan. Declining economic conditions may also lead to either decreased demand for our loans or demand for a higher yield on our loans, and consequently lower prices, from institutional investors on whom we rely for liquidity.
There can be no assurance that economic conditions will remain favorable for our business or that interest in purchasing our loans by financial institutions, will remain at current levels, or that default rates by our members will not increase. Reduced demand or lower prices for our products from institutional investors and increased default rates by our members may limit our access to capital, including debt warehouse facilities and securitizations, and negatively impact our profitability.
We operate in a cyclical industry. In an economic downturn, we may not be able to grow our lending business or maintain expected levels of liquidity, maintain historic loss rates and revenue growth.
The timing, severity, and duration of an economic downturn can have a significant negative impact on our ability to generate adequate revenue and to absorb expected and unexpected losses. For example, in making a decision whether to extend credit to a new or existing member, or determine appropriate pricing for a loan, our decision strategies rely on robust data collection, including from third-party sources such as credit reporting agencies, proprietary scoring models, and market expertise. An economic downturn could place financial stress on our members, potentially impacting our ability to make accurate credit assessments or lending decisions, as well as our members’ willingness to use our products. Our ability to adapt in a manner that balances future revenue production and loss management will be tested in a downturn. The longevity and severity of a downturn will also place pressure on lenders under our debt warehouses, whole loan purchasers and investors in our securitization trusts. Furthermore, long-term market disruptions could negatively impact the securitizations market. Although certain of our debt warehouses and whole loan sale agreements contain committed terms, there can be no assurance that our financing arrangements will remain available to us through any particular business cycle or be renewed on the same terms. The timing and extent of a downturn may also require us to change, postpone or cancel our strategic initiatives or growth plans to pursue shorter-term sustainability. The longer and more severe an economic downturn, the greater the potential adverse impact on us, which could be material.
If we do not make accurate credit and pricing decisions or effectively forecast our loss rates, our business and financial results will be harmed, and the harm could be material.
In making a decision whether to extend credit to prospective or existing members, we rely upon data to assess our ability to extend credit within our risk appetite, our debt servicing capacity, and overall risk level to determine lending exposure and loan pricing. If the decision components, rapidly deteriorating macro-economic conditions or analytics are either unstable, biased, or missing key pieces of information, the wrong decisions will be made, which will negatively affect our financial results. If our credit decisioning strategy fails to adequately predict the creditworthiness of our members, including a failure to predict a member’s true credit risk profile and ability to repay their loan, higher than expected loss rates will impact the fair value of our loans. Additionally, if any portion of the information pertaining to the prospective member is false, inaccurate or incomplete, and our systems did not detect such falsities, inaccuracies or incompleteness, or any or all of the other components of our credit decision process fails, we may experience higher than forecasted losses — including losses attributed to fraud. Furthermore, we rely on credit reporting agencies to obtain credit reports and other information we rely upon in making underwriting and pricing decisions. If one of these third parties experiences an outage, if we are unable to access the third-party data used in our decision strategy, or our access to such data is limited, our ability to accurately evaluate potential members will be compromised, and we may be unable to effectively predict credit losses inherent in our loan portfolio, which would negatively impact our results of operations, which could be material.
Additionally, if we make errors in the development, validation, or implementation of any of the underwriting models or tools that we use for the loans securing our debt warehouses or included in securitization transactions or whole loan sales, such loans may experience higher delinquencies and losses, which would negatively impact our debt warehouse financing terms and future securitization and whole loan sale transactions.
If the information provided to us by members is incorrect or fraudulent, we may misjudge a member’s qualification to receive a loan and our results of operations may be harmed.
Our lending decisions are based partly on information provided to us by loan applicants. To the extent that these applicants provide information to us in a manner that we are unable to verify, our credit decisioning process may not accurately reflect the associated risk. In addition, data provided by third-party sources, including credit reporting agencies, is a significant component of our credit decisions and this data may contain inaccuracies. Inaccurate analysis of credit data that could result from false loan application information could harm our reputation, business and results of operations.
In addition, we use identity and fraud prevention tools to analyze data provided by external databases to authenticate each applicant’s identity. From time to time in the past, these checks have failed and there is a risk that these checks could fail in the future, and fraud, which may be significant, may occur. We may not be able to recoup funds underlying loans made in connection with inaccurate statements, omissions of fact or fraud, in which case our revenue, results of operations and profitability will be harmed. Fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, which could negatively impact our results of operations, brand and reputation, and require us to take steps to reduce fraud risk, which could increase our costs.
Internet-based loan origination processes may give rise to greater risks than paper-based processes.
We use Internet-based loan processes to obtain application information and distribute certain legally required notices to applicants for, and borrowers of, our loans, and to obtain electronically signed loan documents in lieu of paper documents with ink signatures obtained in person. These processes may entail greater risks than would paper-based loan origination processes, including regarding the sufficiency of notice for compliance with consumer protection laws, risks that borrowers may challenge the authenticity of loan documents, or the validity of the borrower’s electronic signature on loan documents, and risks that despite internal controls unauthorized changes are made to the electronic loan documents. If any of those factors were to cause our loans, or any of the terms of our loans, to be unenforceable against the relevant borrowers, or impair our ability as master servicer or servicer to service our loans, the value of our loan assets would decrease significantly to us and to our investors. In addition to increased default rates and losses on our loans, this could lead to the loss of whole loan investors and securitization investors and trigger terminations and amortizations under our debt warehouse facilities, each of which would materially adversely impact our business.
Student loans are subject to discharge in certain circumstances.
Private education loans, including the refinanced student loans and other student loans made by us, are generally not dischargeable by a borrower in bankruptcy. However, a private education loan may be discharged if the bankruptcy court determines that not discharging the debt would impose an undue hardship on the debtor and the debtor’s dependents. Further, bills have been introduced in Congress that would make student loans dischargeable in bankruptcy to the same extent as other forms of unsecured credit without regard to hardship analysis. See “Business, Financial and Operational Risks — Legislative and regulatory policies and related actions in connection with student loans could have a material adverse effect on our student loan portfolios”. It is possible that a higher percentage of borrowers will obtain relief under bankruptcy or other debtor relief laws as a result of financial and economic disruptions related to the COVID-19 pandemic than is reflected in our historical experience. A private education loan that is not a refinanced parent-student loan is also generally dischargeable as a result of the death or disability of the borrower. The discharge of a significant amount of our loans could adversely affect our business and results of operations.
We offer personal loans, which have a limited performance history, and therefore we have only limited prepayment, loss and delinquency data with respect to such loans on which to base projections.
The performance of the personal loans we offer is significantly dependent on the ability of the credit decisioning, income validation, and scoring models we use to originate such loans, which include a variety of factors, to effectively evaluate an applicant’s credit profile and likelihood of default. Despite recession-readiness planning and stress forecasting, our credit criteria has not been fully tested in a down-cycle or recessionary economic environment, or in periods of disruption such as the current environment caused by the COVID-19 pandemic. There is no assurance that our credit criteria can accurately predict loan performance under such economic conditions or governmental response which may drive unexpected outcomes. If our criteria do not accurately reflect credit risk on the personal loans, greater than expected losses may result on these loans and our business, operating results, financial condition and prospects could be materially and adversely affected.
In addition, personal loans are dischargeable in a bankruptcy proceeding involving a borrower without the need for the borrower to file an adversary claim. The discharge of a significant amount of our personal loans could adversely affect our financial condition. Furthermore, other characteristics of personal loans may increase the risk of default or fraud and there are few restrictions on the uses that may be made of personal loans by borrowers, which may result in increased levels of credit consumption. We also originate personal loans through ACH deposits directly to the borrowers, which may result in a higher risk of fraud. The effect of these factors may be to reduce the amounts collected on our personal loans and adversely affect our operating results and financial condition.
We service all of the personal loans we originate and have limited loan servicing experience, and we rely on third parties to service the student loans, home loans and credit cards that we originate. A failure by us or these third parties to service loans properly could result in lost revenue and impact our liquidity.
We service all of the personal loans we originate, and we have limited experience with such servicing. We may begin servicing the student loans that we originate at some time in the future. We rely on sub-servicers to service all of our student loans, credit cards and all of our FNMA conforming home loans. In the event that a third-party service provider for any reason fails to perform such functions, including through negligence, willful misconduct or fraud, our ability to process payments and perform other operational functions for which we currently rely on such third-party service providers will suffer and our business, cash flows and future prospects may be negatively impacted.
Any failure on our part or on the part of third parties on whom we rely to perform functions related to our servicing activities to properly service our loans could result in us being removed as the servicer on the loans we originate, including loans financed by our warehouse facilities or sold into our whole loan sales channel and securitization transactions. If we fail to monitor our student loan sub-servicer and ensure that such sub-servicer complies with its obligations under state laws that require student loan servicers to be licensed, we may face civil claims for damages under such state laws. Because we receive revenue from such servicing activities, any such removal as the servicer or, with respect to our student loans, master servicer, could adversely affect our business, operating results, financial condition or prospects, as would the cost of onboarding a new servicer. Furthermore, we have agreed in our servicing agreements to service loans in accordance with the standards set forth therein, and may be obligated to repurchase loans if we fail to meet those standards.
We rely on third-party service providers to perform various functions in connection with the origination and servicing of certain of our loans. If a third-party service provider fails to properly perform these functions, our business and our ability to service our loans may be adversely affected.
We rely on third-party service providers to perform various functions relating to our loan origination and servicing business, including underwriting, fraud detection, marketing, operational functions, cloud infrastructure services, information technology, telecommunications and processing remotely created checks, and, because we are not a bank and cannot belong to or directly access the ACH payment network, ACH processing, and debit card and credit issuance or payment processing. We rely on sub-servicers to service all of our student loans, credit cards and all of our FNMA conforming home loans that we do not sell servicing-released, and a sub-servicer to perform certain back-up servicing functions with respect to our personal loans. While we oversee these service providers to ensure they service our loans in accordance with our agreements and regulatory requirements, we do not have control over the operations of any of the third-party service providers that we utilize. In the event that a third-party service provider for any reason fails to perform such functions, including through negligence, willful misconduct or fraud, our ability to process payments and perform other operational functions for which we currently rely on such third-party service providers will suffer and our business, cash flows and future prospects may be negatively impacted.

Additionally, if one or more key third-party service providers were to cease to exist, to become a debtor in a bankruptcy or an insolvency proceeding or to seek relief under any debtor relief laws or to terminate its relationship with us, there could be delays in our ability to process payments and perform other operational functions for which we are currently relying on such third-party service provider, and we may not be able to promptly replace such third-party service provider with a different third-party service provider that has the ability to promptly provide the same services in the same manner and on the same economic terms. As a result of any such delay or inability to replace such key third-party service provider, our ability to process payments and perform other business functions could suffer and our business, cash flows and future prospects may be negatively impacted.
We may make non-qualified home loans which may increase the risk of litigation by consumers.
We do not currently offer, but may expand product selection to offer, non-qualified home loans, which, unlike qualified home loans, do not benefit from a presumption that the borrower has the ability to repay the loan. If we were to make a loan for which we did not satisfy the regulatory standards for ascertaining the borrower’s ability to repay the loan and the borrower were to default, we may be prevented from collecting interest and principal on that loan in court. As such, non-qualified home loans carry increased risk of exposure to litigation and claims of borrowers.
Potential geographic concentration of our members and performance of the loans we originate may increase the risk of loss on such loans and negatively impact our business.
Any concentration of our members in specific geographic areas may increase the risk of loss on our loans. Certain regions of the United States from time to time will experience weaker economic conditions and higher unemployment and, consequently, will experience higher rates of delinquency and loss than on similar loans in other regions of the country. Moreover, a deterioration in economic conditions, outbreaks of disease (such as new or worsening outbreaks of COVID-19), extreme weather conditions and other natural events (such as hurricanes, tornadoes, floods, drought, wildfires, mudslides, earthquakes and other extreme conditions) could adversely affect the ability and willingness of borrowers in affected regions to meet their payment obligations under their loans and may consequently affect the delinquency and loss experience of such loans. In addition, we, as master servicer for all student loans and home loans and as servicer of our personal loans, have offered in the past, are currently offering as a result of the economic impact of the COVID-19 pandemic, and may in the future offer, hardship forbearance or other relief programs in certain circumstances to affected borrowers.
Conversely, an improvement in economic conditions in one or more states could result in higher prepayments of their payment obligations under their loans by borrowers in such states. As a result, we and the investors who hold our loans or securities backed by our loans may receive principal payments earlier than anticipated, and fewer interest payments than anticipated, and face certain reinvestment risks, such as the inability to acquire loans on equally attractive terms as the prepaid loans.
Further, the concentration of our loans in one or more states may have a disproportionate effect on us or investors in our loans or securities backed by our loans if governmental authorities in any of those states take action against us as originator, master servicer or servicer of those loans or take action affecting our ability as master servicer or servicer to service those loans in such states.
Market and Interest Rate Risks
We utilize a gain on sale origination model and, consequently, our business is affected by the cost and availability of funding in the capital markets.
In addition to the issuance of equity, historically, we have funded our operations and capital expenditures through sales of our loans, secured and unsecured borrowing facilities, and securitizations. We utilize a gain on sale origination model and, consequently, our earnings and financial condition are largely dependent on the price we can obtain for our products in the capital markets. Our ability to obtain these types of financing depends, among other things, on our development efforts, business plans, operating performance, lending activities, and condition of, and our access to, the capital markets at the time we seek financing. The capital markets have from time to time experienced periods of significant volatility, including recent volatility driven by the COVID-19 pandemic. This volatility can dramatically and adversely affect financing costs when compared to historical norms or make funding unavailable at any cost. Additional factors that could make financing more expensive or unavailable to us include, but are not limited to, financial losses, events that have an adverse impact on our reputation, lawsuits challenging our business practices, adverse regulatory changes, changes in the activities of our business partners, events that have an adverse impact on the financial services industry generally, counterparty availability, negative credit rating actions with respect to our rated securities, corporate and regulatory actions, interest rate changes, general economic conditions and the legal, regulatory and tax environments governing funding transactions, including existing or future securitization transactions. If financing is difficult, expensive or unavailable, our business, financial condition, results of operations, cash flows and future prospects could be materially and adversely affected.
Fluctuations in interest rates could negatively affect SoFi Money.
Falling or low interest rates may also have a negative impact on our SoFi Money product. SoFi Money is a cash management account offered through SoFi Securities LLC (“SoFi Securities”), a FINRA-registered broker dealer wholly-owned by us, which offers members the opportunity to earn a variable interest rate on their account balances. Deposits made into a SoFi Money account are swept daily to one or more banks with which we partner, and these deposits earn a variable rate of interest and are eligible for FDIC insurance. Because we are not a bank holding company, however, we are not permitted to offer members an interest rate on their SoFi Money account balance that is higher than the interest rate we receive from our partner banks. Certain of our competitors are not subject to the same restriction and we may lose current SoFi Money account holders to those competitors or fail to sign-up new SoFi Money account holders due to offering a lower interest rate.
Low interest rates may discourage investors and borrowers from using the SoFi Money, which would adversely affect our business, financial condition, results of operations, cash flows and future prospects.
Higher than expected payment speeds of loans could negatively impact our returns as the holder of the residual interests in securitization trusts holding student and personal loans. These factors could materially alter our net revenue or the value of our residual interest holdings.
The rate at which borrowers prepay their loans can have a material impact on our net revenue and the value of our residual interests in securitization trusts. Prepayment rates and levels are subject to a variety of economic, social, competitive and other factors, including fluctuations in interest rates, availability of alternative financings, regulatory changes affecting the student loan market, the home loan market, consumer lending generally, and the general economy.
While we anticipate some variability in prepayment levels, extraordinary or extended increases or decreases in prepayment rates could materially affect our liquidity and net revenue. For example, when as a result of unanticipated prepayment levels, student, and personal loans, as applicable, within a securitization trust amortize faster (due to prepayments) than originally contracted, the trust’s pool balance may decline at a rate faster than the prepayment rate assumed when the trust’s bonds were originally issued. If the trust’s pool balance declines faster than originally anticipated, in most of our securitization structures, the bonds issued by that trust will also be repaid faster than originally anticipated. In such cases, our net revenue may decrease, inclusive of the diminished value of any retained residual interest by us in the trust.
Finally, rating agencies may place bonds on watch or change their ratings on (or their ratings methodology for) the bonds issued by a securitization trust, possibly raising or lowering their ratings, based upon these prepayment rates and their perception of the risk posed by those rates to the timing of the trust cash flows. Placing bonds on watch, changing ratings negatively, proposing or making changes to ratings methodology could: (i) affect our liquidity, (ii) impede our access to the securitization markets, (iii) require changes to our securitization structures, and (iv) raise or lower the value of the residual interests of our future securitization transactions.
The transition away from LIBOR as a benchmark reference for interest rates may affect our cost of capital, our liquidity, or expose us to borrower litigation or damage to the SoFi brand.
LIBOR serves as a global benchmark for determining interest rates on commercial and consumer loans, bonds, derivatives and numerous other financial instruments. LIBOR is the reference rate for the securities issued under certain of our securitizations (such as student loan securitizations), certain secured and unsecured financing facilities (such as the loan warehouse facilities, risk retention facilities and revolving credit facility), certain hedging arrangements, and our Series 1 redeemable preferred stock dividends. LIBOR is set based on interest rate information reported by certain banks, which will stop reporting such information after 2021. In March 2021, the ICE Benchmark Administration Limited, the administrator of LIBOR, affirmed its intention to publish one week and two month USD LIBOR through December 31, 2021, and all remaining USD LIBOR tenors through June 30, 2023. In addition, it is expected that all non-USD LIBOR tenors will cease after December 31, 2021. We are unable to predict whether or when an alternative reference rate will become a standard global benchmark and suitable replacement for LIBOR. We are therefore unable to predict what the replacement reference rate or rates will be for our existing financial instruments that are currently indexed to LIBOR, the extent to which our financial instruments will transition to the same replacement reference rate, or the timing of a transition. As of March 31, 2021 and December 31, 2020, we had approximately $272 million and $312 million, respectively, of financial instruments indexed to LIBOR, consisting of loans, bonds and hedge positions. Our derivative agreements are governed by the International Swap Dealers Association, which established a 2020 IBOR Fallbacks Protocol and supplement effective in January 2021 to allow counterparties to modify legacy trades to reference amended standard definitions inclusive of the new fallback language. However, most of these legacy financial instruments do not include provisions clearly specifying a method for transitioning from LIBOR to an alternative benchmark rate, and it is not yet known how courts or regulators will view the transition away from LIBOR to an alternative benchmark rate. As a result, it is difficult to predict the impact that a cessation of LIBOR would have on the value and performance of our existing financial instruments.
As of March 31, 2021, we have identified approximately $264 million of variable-rate loans for which the repricing index was tied to LIBOR and the loan maturity date is after December 31, 2021. Our loan agreements generally allow us to choose a new alternative reference rate based upon comparable information if the current index is no longer available. We continue to originate variable-rate loans that adjust based on LIBOR.
The market transition away from LIBOR to an alternative reference rate is complex. If LIBOR rates are no longer available, and we are required to implement replacement reference rates for the calculation of interest rates under our loan agreements with borrowers, we may incur significant expense in effecting the transition and we may be subject to disputes or litigation with our borrowers over the appropriateness or comparability to LIBOR of the replacement reference rates. The replacement reference rates could also result in a reduction in our interest income. We may also receive inquiries and other actions from regulators in respect to our preparation and readiness for the replacement of LIBOR with alternative reference rates.
These uncertainties regarding the possible cessation of LIBOR or their resolution could have a material adverse impact on our funding costs, net interest margin, loan and other asset values, asset-liability management strategies, and other aspects of our business and financial results.
We are exposed to financial risks that may be partially mitigated but cannot be eliminated by our hedging activities, which carry their own risks.
We have used, and may in the future use, financial instruments for hedging and risk management purposes in order to protect against possible fluctuations in interest rates, or for other reasons that we deem appropriate. In particular, we expect our interest rate risk to increase as our home loans business grows. However, any current and future hedges we enter into will not completely eliminate the risk associated with rising interest rates and our hedging activities may prove to be ineffective.
The success of our hedging strategy will be subject to our ability to correctly assess counterparty risk and the degree of correlation between the performance of the instruments used in the hedging strategy and any changes in interest rates, along with our ability to continually recalculate, readjust and execute hedges in an efficient and timely manner. Therefore, though we may enter into transactions to seek to reduce risks, unanticipated changes may create a more negative consequence than if we had not engaged in any such hedging transactions. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the instruments being hedged. Any such imperfect correlation may prevent us from achieving the effect of the intended hedge and expose us to risk of loss. Any failure to manage our hedging positions properly or inability to enter into hedging instruments upon acceptable terms could affect our financial condition and results of operations.
Funding and Liquidity Risks
If we are unable to retain and/or increase our current sources of funding and secure new or alternative methods of financing, our ability to finance additional loans and introduce new products will be negatively impacted.
Historically, in addition to the issuance of equity, we have funded our operations and capital expenditures primarily through access to the capital markets through sales of our loans, access to secured and unsecured borrowing facilities and utilization of securitization financing from consolidated and nonconsolidated VIEs. In each of these instances (other than for certain whole loan sales of home loans), we retain the servicing rights to our loans from which we earn a servicing fee. In securitization financing transactions, we transfer a pool of loans originated by SoFi Lending Corp. to a VIE which is sponsored by SoFi Lending Corp. and we retain risk in the VIE, typically in the form of asset-backed bonds and residual interest investments. As of March 31, 2021, we had 15 VIEs consolidated on our balance sheet. We rely on each of these outlets for liquidity and the loss or reduction of any one of these outlets could materially adversely impact our business. There can be no assurance that we will be able to successfully access the securitization markets at any given time, and in the event of a sudden or unexpected shortage of funds in the banking and financial system, we cannot be sure that we will be able to maintain necessary levels of funding without incurring high funding costs, a reduction in the term of funding instruments, an increase in the amount of equity we are required to hold or the liquidation of certain assets. Furthermore, there is risk that there will be no market at all for our loans either from whole loan buyers or through investments in securities backed by our loans.
We may require capital in excess of amounts we currently anticipate, and depending on market conditions and other factors, we may not be able to obtain additional capital for our current operations or anticipated future growth on reasonable terms or at all. As the volume of loans that we originate, and the increased suite of products that we make available to members, increases, we may be required to expand the size of our debt warehousing facilities or seek additional sources of capital. The availability of these financing sources depends on many factors, some of which are outside of our control. We may also experience the occurrence of events of default or breaches of financial performance or other covenants under our debt agreements, which could reduce or terminate our access to institutional funding.
If we are unable to increase our current sources of funding and secure new or alternative methods of financing, our ability to finance additional loans and to develop and offer new products, such as SoFi Credit Card, will be negatively impacted. The interest rates, advance rates and other costs of new, renewed or amended facilities may also be higher than those currently in effect. If we are unable to renew or otherwise replace these facilities or generally arrange new or alternative methods of financing on favorable terms, we may be forced to curtail our origination of loans or reduce lending or other operations, which would have a material adverse effect on our business, financial condition, operating results and cash flows.
If one or more of our warehouse facilities, on which we are highly dependent, is terminated, we may be unable to find replacement financing on favorable terms, or at all, which would have a material adverse effect on our business and financial condition.
We require a significant amount of short-term funding capacity for loans we originate. As of March 31, 2021, we had $5.9 billion of warehouse loan funding capacity through 20 financing partners under our warehouse facilities. Additionally, consistent with industry practice, all of our existing warehouse facilities require periodic renewal. If any of our committed warehouse facilities are terminated or are not renewed or our uncommitted facilities are not honored, we may be unable to find replacement financing on favorable terms, or at all, and we might not be able to originate an acceptable or sustainable volume of loans, which would have a material adverse effect on our business. Additionally, as our business continues to expand, we may need additional warehouse funding capacity for the loans we originate. There can be no assurance that, in the future, we will be able to obtain additional warehouse funding capacity on favorable terms, on a timely basis, or at all.

If we fail to meet or satisfy any of the financial or other covenants included in our warehouse facilities, we would be in default under one or more of these facilities and our lenders could elect to declare all amounts outstanding under the facilities to be immediately due and payable, enforce their interests against loans pledged under such facilities and restrict our ability to make additional borrowings. Certain of these facilities also contain cross-default provisions. These restrictions may interfere with our ability to obtain financing or to engage in other business activities, which could materially and adversely affect us. There can be no assurance that we will maintain compliance with all financial and other covenants included in our warehouse facilities in the future.
Increases in member default rates on loans could make us and our loans less attractive to whole loan buyers, lenders under debt warehouse facilities and investors in securitizations which may adversely affect our access to financing and our business.
Increases in member default rates could make us and our loans less attractive to our existing or prospective funding sources, including whole loan buyers, securitizations and debt warehousing facilities. If our existing funding sources do not achieve their desired financial returns or if they suffer losses, they or prospective funding sources may increase the cost of providing future financing or refuse to provide future financing or purchase loans on terms acceptable to us or at all.
Our securitizations are non-recourse to SoFi Technologies and are collateralized by the pool of our loans pledged to the relevant securitization issuer. If the loans securing our securitizations fail to perform as expected, the lenders under our warehouse facilities and investors in our securitizations who purchase our loans, or future lenders or investors in similar arrangements, may increase the cost of providing future financing or refuse to provide future financing or purchase loans on terms acceptable to us or at all.
If we were to be unable to arrange new or alternative methods of financing on favorable terms, we may have to curtail or cease our origination of loans, which could have a material adverse effect on our business, financial condition, operating results and cash flows.
We make representations and warranties in connection with the transfer of loans to whole loan purchasers, government-sponsored enterprises, such as the FNMA, and our debt warehouse lenders and securitization trusts. If such representations and warranties are not correct, we could be required to repurchase loans or indemnify the purchaser, which could have an adverse effect on our ability to operate and fund our business.
We sell the home loans we originate to third parties, including counterparties like the FNMA. In the ordinary course of business, we are exposed to liability under representations and warranties made to purchasers of home loans. We make representations and warranties when we sell loans to third parties and in our financing transactions. Such representations and warranties typically include, among other things, that the loans were originated and serviced in compliance with law and with our credit risk origination policy and servicing guidelines and that, to the best of our knowledge, each loan was originated by us without any fraud or misrepresentation on our part or on the part of the borrower or any other person. In addition, purchasers require loans to meet strict underwriting and loan term criteria in order to be eligible for purchase. If those representations and warranties are breached as to a given loan, or if a certain loan we sell does not meet the relevant eligibility criteria, we will be obligated to repurchase the loan, typically at a purchase price equal to the then-outstanding principal balance of such loan, plus accrued interest and any premium. We may also be required to indemnify the purchaser for losses resulting from the breach of representations and warranties. In connection with our whole loan sales, we also typically covenant to repurchase any loan that enters delinquent status within the first thirty to sixty days following origination of the loan. Any significant increase in our obligation to repurchase home loans or indemnify purchasers of home loans, could have a significant adverse impact on our cash flows, even if they are reimbursable, and could also have a detrimental effect on our business and financial condition. If any such repurchase event occurs on a large scale, we may not have sufficient funds to meet our repurchase obligations, which would result in a default under the underlying agreements. Moreover, we may not be able to resell or refinance loans repurchased due to a breach of a representation or warranty or we may sell such loans below par. Any such event could have an adverse impact on our business, operating results, financial condition and prospects.

Our agreements with our lenders contain a number of early payment triggers and covenants. A breach of such triggers or covenants or other terms of such agreements could result in an early amortization, default, and/or acceleration of the related funding facilities which could materially impact our operations.
Primary funding sources available to support the maintenance and growth of our business include, among others, securitizations, debt warehouse facilities and corporate revolving debt. Our liquidity would be materially adversely affected by our inability to comply with various covenants and other specified requirements set forth in our agreements with our lenders which could result in the early amortization, default and/or acceleration of our existing facilities. Such covenants and requirements include financial covenants, portfolio performance covenants and other events. For a description of these covenants, requirements and events, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”.
During an early amortization period or occurrence of an event of default, principal collections from the loans in our asset-based facilities would be applied to repay principal under such facilities rather than being available to fund newly originated loans. During the occurrence of an event of default under any of our facilities, the applicable lenders could accelerate the related debt and such lenders’ commitments to extend further credit under the related facility, if any, would terminate. If we were unable to repay the amounts due and payable under such facilities and securitizations, the applicable lenders and noteholders could seek remedies, including against the collateral pledged under such facilities and by the securitization trust. An acceleration of the debt under certain facilities could also lead to a default under other facilities and, in certain instances, our hedging arrangements, due to cross-acceleration provisions.
An early amortization event or event of default would negatively impact our liquidity, including our ability to originate new loans, and require us to rely on alternative funding sources, which might increase our funding costs or which might not be available when needed. If we were unable to arrange new or alternative methods of financing on favorable terms, we might have to curtail the origination of loans, which could have a material adverse effect on our business, financial condition, operating results and cash flows, which in turn could have a material adverse effect on our ability to meet our obligations under our facilities.
We require substantial capital and, in the future, may require additional capital to pursue our business objectives and achieve recurring profitability. If adequate capital is not available to us, including due to the cost and availability of funding in the capital markets, our business, operating results and financial condition may be harmed.
Since our founding, we have raised substantial equity financing to support the growth of our business. Because we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and growth strategy and respond to business opportunities, challenges or unforeseen circumstances, including lending to our members, increasing our marketing expenditures to attract new members and improve our brand awareness, developing our other products, introducing new services, further expanding internationally in existing or new countries or further improving existing offerings and services, enhancing our operating infrastructure and potentially acquiring complementary businesses and technologies. Accordingly, on a regular basis we need, or we may need, to engage in debt or equity financings to secure additional funds. However, additional funds may not be available when we need them, in amounts we need, or permitted to be applied to specific use cases, on terms that are acceptable to us or at all. In particular, we may require additional access to capital to support our lending operations. Volatility in the credit markets in general or in the market for student, personal and home loans and credit cards in particular may also have an adverse effect on our ability to obtain debt financing. Furthermore, the cost of our borrowing may increase due to market volatility, changes in the risk premiums required by lenders or if traditional sources of debt capital are unavailable. Volatility or depressed valuations or trading prices in the equity markets may similarly adversely affect our ability to obtain equity financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock.
We expect that we will continue to use our available cash to fund our lending activities and help scale our Financial Services segment. To supplement our cash resources, we may seek to enter into additional securitizations and whole loan sale agreements or increase the size of existing debt warehousing facilities, increase the size of, or replace, our revolving credit facility, and pursue other potential options. If we are unable to adequately maintain our cash resources, we may delay non-essential capital expenditures, implement cost cutting procedures, delay or reduce future hiring, discontinue the pursuit of our strategic objectives and growth strategies, or reduce our rate of future originations compared to current level. There can be no assurance that we can obtain sufficient sources of external capital to support the growth of our business. Delays in doing so or failure to do so may require us to reduce loan originations or reduce our operations, which would harm our ability to pursue our business objectives as well as harm our business, operating results and financial condition.
We are unable to finance all of the receivables that we originate or other assets that we hold, and that illiquidity could result in a negative impact on our financial condition.
We operate a gain on sale origination model, the success of which is tied to our ability to finance the assets that we originate. Certain of our assets, however, are ineligible for sale to a whole loan buyer or securitization trust, or are ineligible for, or are subject to a higher advance rate under, warehouse funding, each of which has specific eligibility criteria for receivables it purchases or holds as collateral. Ineligible receivables include, among others, those in default or that are delinquent, receivables with defects in their origination or servicing, including fraud, or receivables generated under origination guidelines and credit policies that are no longer in effect. In addition, many of our warehouse funding sources contain excess concentration limits for loans in forbearance or with specific loan level characteristics such as time-to-maturity or loan type. Once these limits have been exceeded the advance rate applied to those receivables becomes less advantageous to us. If we are unable to sell or reasonably fund these receivables, we are required to hold them on our balance sheet which, in sufficient volume, negatively impact our financial condition.
In addition to the receivables described above, we also hold on balance sheet certain risk retention assets that we are not able to pledge to our risk retention repurchase facilities. These risk retention assets include residuals from our securitization trusts that are either ineligible for transfer or are subject to European Union regulations that prohibit transfer. The illiquidity of these positions may negatively impact our financial condition.
SoFi Credit Card is a new product and any failure to execute our funding strategy for it could have a negative impact on our business, operating results and financial condition.
SoFi Credit Card is a new product and we have limited experience originating and administering it. We began originating credit card receivables in the third quarter of 2020 (and launched it to a broader market in the fourth quarter of 2020). We anticipate establishing a credit card receivable securitization program in the future. There is no guarantee, however, that we will be successful in establishing a securitization program for these assets. In the event we are unable to finance our credit card receivables, we may be required to hold those assets on balance sheet, sell them for a loss, any of which could have a negative impact on our business, operating results and financial condition.
Regulatory, Tax and Other Legal Risks
We are subject to extensive, complex and evolving laws, rules and regulations, which are interpreted and enforced by various federal, state and local government authorities.
We are subject to various federal, state and local regulatory regimes. The principal policy objectives of these regulatory regimes are to protect borrowers, investors, and other financial services customers and to prevent fraud, money laundering, and terrorist financing. Laws and regulations, among other things, impose licensing and qualifications requirements; require various disclosures and consents; mandate or prohibit certain terms and conditions for various financial products; prohibit discrimination based on certain prohibited bases; prohibit unfair, deceptive, or abusive acts or practices; require us to submit to examinations by federal, state and local regulatory regimes; and require us to maintain various policies, procedures and internal controls. Monitoring and complying with all applicable laws and regulations can be difficult and costly. Failure to comply with any of these requirements may result in, among other things, enforcement action by governmental authorities, lawsuits, monetary damages, fines or monetary penalties, restitution or other payments to borrowers or investors, modifications to business practices, revocation of required licenses or registrations, voiding of loan contracts and reputational harm. See “Business—Legal Proceedings”.
Our Lending segment is highly regulated, and if we fail to comply with federal and state consumer protection laws, rules, regulations and guidance, our business could be adversely affected.
We are subject to extensive and complex rules and regulations, licensing and examination by various federal, state and local government authorities designed to protect borrowers and customers of other financial services. See “Business — Government Regulation”. The Consumer Financial Protection Bureau (the “CFPB”), an agency which oversees compliance with and enforces federal consumer financial protection laws, has supervisory authority over the student and mortgage lending activity in which we engage. In addition, the CFPB has substantial power to regulate financial products and services received by consumers from both bank and non-bank lenders, including rulemaking authority in enumerated areas of federal law traditionally applicable to consumer lending such as truth in lending, fair credit reporting and fair debt collection. The CFPB has the authority to pursue enforcement actions against companies that offer or provide consumer financial products or services, including lenders and loan servicers that engage in unfair, deceptive or abusive acts or practices (“UDAAP”). The CFPB may also seek a range of other remedies, including rescission of contracts, refund of money, return of real property, restitution, disgorgement of profits or other compensation for unjust enrichment, damages, public notification of the violation, and “conduct” restrictions (i.e., future limits on the target’s activities or functions). In addition, where a company has violated Title X of the Dodd Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) or CFPB regulations under Title X, the Dodd-Frank Act empowers state attorneys general and state regulators to bring certain civil actions.
We hold lending licenses or similar authorizations in multiple states, each of which has the authority to supervise and examine our activities. As a licensed consumer lender, mortgage lender, loan broker, collection agency and loan servicer in certain states, we are subject to examinations by state agencies in those states. Similarly, we are subject to licensure requirements and regulation as an education loan servicer in multiple states. An administrative proceeding, litigation, investigation or regulatory proceeding relating to allegations or findings of the violation of such laws by us, any subservicer we engage, or our collection agents, could impair our ability to service and collect on our loans or could result in requirements that we pay damages, fines or penalties and/or cancel the balance or other amounts owing under one or more of our loans. There is no assurance that allegations of violations of the provisions of applicable federal or state consumer protection laws will not be asserted against us, any subservicer we engage or our collection agents or other prior owners of our loans in the future. To the extent it is determined that any of our loans were not originated in accordance with all applicable laws, we may be obligated to repurchase such loan from a whole loan buyer, securitization trust or warehouse facility.
We must comply with federal, state and local consumer protection laws including, among others, the federal and state UDAAP laws, the Federal Trade Commission Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Secure and Fair Enforcement for Mortgage Licensing Act, the Fair Credit Reporting Act (“FCRA”), the Fair Debt Collection Practices Act, the Servicemembers Civil Relief Act, the Military Lending Act, the Electronic Fund Transfer Act, the Gramm-Leach-Bliley Act, the CARES Act, and the Dodd-Frank Act. We must also comply with laws on advertising, as well as privacy laws, including the Telephone Consumer Protection Act (the “TCPA”), the Telemarketing Sales Rule, the CAN-SPAM Act, the Personal Information Protection and Electronic Documents Act, and the newly enacted California Consumer Privacy Act (the “CCPA”). Privacy and data security concerns, data collection and transfer restrictions, contractual obligations and U.S. laws and regulations related to data privacy, security and protection could materially and adversely affect our business, financial condition and results of operations.
Compliance with applicable law is costly, and our failure to comply with applicable federal, state and local law could lead to:
•loss of our licenses and approvals to engage in our lending and servicing businesses;
•damage to our reputation in the industry;

•governmental investigations and enforcement actions;
•administrative fines and penalties and litigation;
•civil and criminal liability, including class action lawsuits;
•inability to enforce loan agreements;
•diminished ability to sell loans that we originate or purchase, requirements to sell such loans at a discount compared to other loans or repurchase or address indemnification claims from purchasers of such loans;
•loss or restriction of warehouse facilities to fund loans;
•inability to raise capital; and
•inability to execute on our business strategy, including our growth plans.
For example, in the first quarter of 2019, we were subject to a consent order from the Federal Trade Commission (the “FTC Consent Order”), which resolved allegations that we misrepresented how much money student loan borrowers have saved or would save from financing their loans with us, in violation of the Federal Trade Commission Act. Under the consent order, we are prohibited from misrepresenting to consumers how much money they would save by using our products, unless the claims are backed up by reliable evidence.
While we have developed and monitor policies and procedures designed to assist in compliance with laws and regulations and the FTC Consent Order, no assurance can be given that our compliance policies and procedures will be effective and that we will not be subject to fines and penalties, including with respect to any alleged noncompliance with the FTC Consent Order. Ambiguities in applicable statutes and regulations may leave uncertainty with respect to permitted or restricted conduct and may make compliance with laws, and risk assessment decisions with respect to compliance with laws difficult and uncertain. In addition, ambiguities make it difficult, in certain circumstances, to determine if, and how, compliance violations may be cured. We may fail to comply with applicable statutes and regulations even if acting in good faith, or because governmental bodies or courts interpret existing laws or regulations in a more restrictive manner, which may lead to regulatory investigations, governmental enforcement actions or private causes of action with respect to our compliance. To resolve issues raised in examinations or other governmental actions, we may be required to take various corrective actions, including changing certain business practices, making refunds or taking other actions that could be financially or competitively detrimental to us. In some cases, regardless of fault, it may be less time-consuming or costly to settle these matters, which may require us to implement certain changes to our business practices, provide remediation to certain individuals or make a settlement payment to a given party or regulatory body. There is no assurance that any future settlements will not have a material adverse effect on our business.
We are subject to federal and state regulatory requirements that result in substantial compliance costs, and our business would be adversely affected if our licenses are impaired as a result of non-compliance with those requirements.
We hold state licenses in connection with our lending activities, our student loan servicing activities as well as our money services business activities. We must comply with state licensing requirements and varying compliance requirements in all the states in which we operate and the District of Columbia. Changes in licensing laws may result in increased disclosure requirements, increased fees, or may impose other conditions to licensing that we or our personnel are unable to meet. In most states in which we operate, a regulatory agency or agencies regulate and enforce laws relating to loan servicers, brokers, and originators, collection agencies, and money services businesses. We are subject to periodic examinations by state and other regulators in the jurisdictions in which we conduct business, which can result in increases in our administrative costs and refunds to borrowers of certain fees earned by us, and we may be required to pay substantial penalties imposed by those regulators due to compliance errors, or we may lose our license or our ability to do business in the jurisdiction otherwise may be impaired. Fines and penalties incurred in one jurisdiction may cause investigations or other actions by regulators in other jurisdictions.

We may not be able to maintain all currently requisite licenses and permits. If we change or expand our business activities, we may be required to obtain additional licenses before we can engage in those activities. If we apply for a new license, a regulator may determine that we were required to do so at an earlier point in time, and as a result, may impose penalties or refuse to issue the license, which could require us to modify or limit our activities in the relevant state. For example, in 2019, we applied, through a subsidiary, for a Pennsylvania Mortgage Servicer license. The Commonwealth of Pennsylvania, acting through the Department of Banking and Securities, issued a consent agreement and order ordering us to pay a $110,000 fine for engaging in the home loan servicing activity prior to obtaining the license.
In addition, the states that currently do not provide extensive regulation of our business may later choose to do so, and if such states so act, we may not be able to obtain or maintain all requisite licenses and permits, which could require us to modify or limit our activities in the relevant state or states. The failure to satisfy those and other regulatory requirements could result in a default under our warehouse facilities, other financial arrangements and/or servicing agreements and thereby have a material adverse effect on our business, financial condition and results of operations.
We may become subject to enforcement actions or litigation as a result of our failure to comply with laws and regulations, even though noncompliance was inadvertent or unintentional.
We maintain systems and procedures designed to ensure that we comply with applicable laws and regulations; however, some legal/regulatory frameworks provide for the imposition of fines or penalties for noncompliance even though the noncompliance was inadvertent or unintentional and even though there were systems and procedures designed to ensure compliance in place at the time.
For example, we engage in outbound telephone and text communications with consumers, and accordingly must comply with a number of statutes and regulations that govern said communications and the use of automatic telephone dialing systems (“ATDS”), and artificial or pre-recorded voice, including the TCPA and Telemarketing Sales Rules. The U.S. Federal Communications Commission (the “FCC”), and the FTC have responsibility for regulating various aspects of these laws. Among other requirements, the TCPA requires us to obtain prior express written consent for certain telemarketing calls and to adhere to “do-not-call” registry requirements which, in part, mandate we maintain and regularly update lists of consumers who have chosen not to be called and restrict calls to consumers who are on the national do-not-call list. Many states have similar consumer protection laws regulating telemarketing. These laws limit our ability to communicate with consumers and reduce the effectiveness of our marketing programs. As currently construed, the TCPA does not distinguish between voice and data, and, as such, SMS/MMS messages are also “calls” for the purpose of TCPA obligations and restrictions.
For violations of the TCPA, the law provides for a private right of action under which a plaintiff may recover monetary damages of $500 for each call or text made in violation of the prohibitions on calls made using an “artificial or pre-recorded voice” or an ATDS. A court may treble the amount of damages upon a finding of a “willful or knowing” violation. There is no statutory cap on maximum aggregate exposure (although some courts have applied in TCPA class actions constitutional limits on excessive penalties). An action may be brought by the FCC, a state attorney general, an individual, or a class of individuals. Like other companies that rely on telephone and text communications, we may be subject to putative class action suits alleging violations of the TCPA. If in the future we are found to have violated the TCPA, the amount of damages and potential liability could be extensive and adversely impact our business. Accordingly, were such a class certified or if we are unable to successfully defend such a suit, then TCPA damages could have a material adverse effect on our results of operations and financial condition.
Changes in consumer finance and other applicable laws and regulations, as well as changes in government enforcement policies and priorities, may negatively impact the management of our business, results of operations, ability to offer certain products or the terms and conditions upon which they are offered, and ability to compete.
Consumer finance regulation is constantly changing, and new laws or regulations, or new interpretations of existing laws or regulations, could have a materially adverse impact on our ability to operate as currently intended, and cause us to incur significant expense in order to ensure compliance. Federal and state financial services regulators are also enforcing existing laws, regulations, and rules aggressively and enhancing their supervisory expectations regarding the management of legal and regulatory compliance risks. These regulatory changes and uncertainties make our business planning more difficult and could result in changes to our business model and potentially adversely impact our results of operations. As a non-bank lender, we are subject to state licensing and usury laws. Furthermore, to the extent applicable, these laws can impose specific statutory liabilities upon creditors who fail to comply with their provisions and may affect the enforceability of a loan. If the application of consumer protection laws were to cause our loans, or any of the terms of our loans, to be unenforceable against the relevant borrowers, our business will be materially adversely affected. Even if we seek to comply with licensing and other requirements that we believe may be applicable to us, if we are found to not have complied with applicable laws, we could lose one or more of our licenses or authorizations or face other sanctions or penalties or be required to obtain a license in one or more such jurisdictions, which may have an adverse effect on our business.
Proposals to change the statutes affecting financial services companies are frequently introduced in Congress and state legislatures that, if enacted, may affect their operating environment in substantial and unpredictable ways. In addition, numerous federal and state regulators have the authority to promulgate or change regulations that could have a similar effect on our operating environment. We cannot determine with any degree of certainty whether any such legislative or regulatory proposals will be enacted and, if enacted, the ultimate impact that any such potential legislation or implementing regulations, or any such potential regulatory actions by federal or state regulators, would have upon our business.
New laws, regulations, policy or changes in enforcement of existing laws or regulations applicable to our business, or reexamination of current practices, could adversely impact our profitability, limit our ability to continue existing or pursue new business activities, require us to change certain of our business practices, affect retention of key personnel, or expose us to additional costs (including increased compliance costs and/or customer remediation). These changes also may require us to invest significant resources, and devote significant management attention, to make any necessary changes and could adversely affect our business.
We are subject to the risk that regulatory or enforcement agencies and/or consumer advocacy groups may assert that our business practices may violate certain rules, laws and regulations, including anti-discrimination statutes.
Antidiscrimination statutes, such as the Fair Housing Act and the Equal Credit Opportunity Act and state law equivalents, prohibit creditors from discriminating against loan applicants and borrowers based on certain characteristics, such as race, religion and national origin. Various federal regulatory and enforcement departments and agencies, including the Department of Justice and CFPB, take the position that these laws apply not only to intentional discrimination, but also to neutral practices that have a disparate impact on a group that shares a characteristic that a creditor may not consider in making credit decisions. State and federal regulators, as well as consumer advocacy groups and plaintiffs’ attorneys, are focusing greater attention on “disparate impact” claims. Similarly, these regulatory agencies and litigants could take the position that the geographical footprint within which we conduct lending activity or the manner in which we advertise loans, disproportionately excludes potential borrowers belonging to a protected class, and constitutes unlawful “redlining”. In addition to reputational harm, violations of the Equal Credit Opportunity Act and the Fair Housing Act can result in actual damages, punitive damages, injunctive or equitable relief, attorneys’ fees and civil money penalties.
Our relationships with third-party financial institutions may subject us to regulation as a service provider.
We have relationships with third parties that are subject to various federal, state, local and foreign laws and regulations. Our contracts with such parties may require us to comply with the laws to which such third parties are subject. As a service provider or partner to financial institutions, such as banks, we are or may become subject to regulatory oversight and examination by the Federal Financial Institutions Examination Council, an interagency body of the Federal Reserve, the OCC, the FDIC, and various other federal and state regulatory authorities. In addition, independent auditors annually review several of our operations to provide reports on internal controls for our partners’ auditors and regulators. We also may be subject to possible review by state agencies that regulate our partners.

Changes to laws and regulations and enhanced regulatory oversight of our partners and us may compel us to divert more resources to compliance, terminate or modify our relationships with our partners, or otherwise limit the manner in which we conduct our business. If we are unable to adapt our products and services to conform to applicable laws and regulations, or if these laws and regulations have a negative impact on our partners, we may experience losses or increased operating costs, which could have a material adverse effect on our business, financial condition and results of operations.
Our Financial Services segment is subject to the regulatory framework applicable to investment managers and broker-dealers, including regulation by the SEC and FINRA.
We offer investment management services through SoFi Wealth LLC, an internet based investment adviser and SoFi Capital Advisors, LLC, which sponsors private investment funds that invest in asset-backed securitizations. Both SoFi Wealth LLC and SoFi Capital Advisors LLC are registered as investment advisers under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and are subject to regulation by the SEC. SoFi Securities is an affiliated registered broker-dealer and FINRA member. We offer cash management accounts, which are brokerage products, through SoFi Securities.
The investment advisers are subject to the anti-fraud provisions of the Advisers Act and to fiduciary duties derived from these provisions, which apply to our relationships with our members who are advisory clients, as well as the funds we manage. These provisions and duties impose restrictions and obligations on us with respect to our dealings with our members, fund investors and our investments, including for example restrictions on transactions with our affiliates. Our investment advisers have in the past and will in the future be subject to periodic SEC examinations. Our investment advisers are also subject to other requirements under the Advisers Act and related regulations primarily intended to benefit advisory members. These additional requirements relate to matters including maintaining effective and comprehensive compliance programs, record-keeping and reporting and disclosure requirements. The Advisers Act generally grants the SEC broad administrative powers, including the power to limit or restrict an investment adviser from conducting advisory activities in the event it fails to comply with federal securities laws. Additional sanctions that may be imposed for failure to comply with applicable requirements include the prohibition of individuals from associating with an investment adviser, the revocation of registrations and other censures and fines. Even if an investigation or proceeding did not result in a sanction or the sanction imposed against us or our personnel by a regulator were small in monetary amount, the adverse publicity relating to the investigation, proceeding or imposition of these sanctions could harm our reputation and cause us to lose existing members or fail to gain new members. See “Business—Legal Proceedings”.
Our subsidiary, SoFi Securities, is an affiliated registered broker-dealer and FINRA member. The securities industry is highly regulated, including under federal, state and other applicable laws, rules, and regulations, and we may be adversely affected by regulatory changes related to suitability of financial products, supervision, sales practices, advertising, application of fiduciary standards, best execution, and market structure, any of which could limit our business and damage our reputation. FINRA has adopted extensive regulatory requirements relating to sales practices, advertising, registration of personnel, compliance and supervision, and compensation and disclosure, to which SoFi Securities and its personnel are subject. FINRA and the SEC also have the authority to conduct periodic examinations of SoFi Securities, and may also conduct administrative proceedings. See “Business — Government Regulation — SoFi Invest and SoFi Money”. Additionally, material expansions of the business in which SoFi Securities engages are subject to approval by FINRA. This could delay, or even prevent, the firm’s ability to expand its securities and brokerage offerings in the future.
From time to time, SoFi Securities and SoFi Wealth may be threatened with or named as a defendant in lawsuits, arbitrations and administrative claims. The firm is also subject to periodic regulatory examinations and inspections by regulators (including the SEC and FINRA). Compliance and trading problems or other deficiencies or weakness that are reported to regulators, such as the SEC and FINRA, by dissatisfied customers or others, or that are identified by regulators themselves are investigated by such regulators, and may, if pursued, result in formal claims being filed against SoFi Securities and SoFi Wealth by customers or disciplinary action being taken by regulators against the firm or its employees. Our failure to comply with applicable laws or regulations or our own policies and procedures could result in fines, litigation, suspensions of personnel or other sanctions, which could have a material effect on our overall financial results. Even if a sanction imposed against us or our personnel is small in monetary amount, the adverse publicity arising from the imposition of sanctions against us by regulators could harm our reputation and our brand and lead to material legal, regulatory and financial exposure (including fines and other penalties), cause us to lose existing members or fail to gain new members. In addition, in the normal course of business, SoFi Securities and SoFi Wealth discuss matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions.
Evolving laws and government regulations could adversely affect our Financial Services segment.
Governmental regulation of global financial markets and financial institutions is pervasive and continually evolving. This includes regulation of investment managers and activities, through the implementation of compliance, risk management and anti-money laundering procedures; restrictions on specific types of investments and the provision and use of leverage; capital requirements; limitations on compensation to managers; and books and records, reporting and disclosure requirements. The effects on us of future regulation, or of changes in the interpretation and enforcement of existing regulation, could have an adverse effect on our investment strategies or our business model. Policy changes and regulatory reform by the U.S. federal government may create regulatory uncertainty for our members’ portfolios and our investment strategies and adversely affect our profitability.
The regulatory regime governing blockchain technologies and cryptocurrencies is uncertain, and new regulations or policies may alter our business practices with respect to cryptocurrency.
We currently offer virtual currency and cryptocurrency-related trading services through a subsidiary that is licensed and registered with various governmental authorities as a money service business, money transmitter, virtual currency business, or the equivalent. Although many regulators have provided some guidance, regulation of digital assets based on or incorporating blockchain, such as cryptocurrencies and cryptocurrency exchanges, remains uncertain and will continue to evolve. Further, regulation varies significantly among international, federal, state and local jurisdictions. As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies are increasingly taking interest in, and in certain cases regulating, their use and operation. Treatment of virtual currencies continues to evolve under federal and state law. Many U.S. regulators, including the SEC, the Financial Crimes Enforcement Network, or FinCEN, the Commodity Futures Trading Commission, or the CFTC, the Internal Revenue Service, or the IRS, and state regulators including the New York State Department of Financial Services, or NYSDFS, have made official pronouncements or issued guidance or rules regarding the treatment of Bitcoin and other digital currencies. The IRS released guidance treating virtual currency as property that is not currency for U.S. federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws. Other U.S. and many state agencies have offered little official guidance and issued no definitive rules regarding the treatment of cryptocurrency. The CFTC has publicly taken the position that certain virtual currencies, which term includes cryptocurrencies, are commodities. To the extent that Bitcoin is deemed to fall within the definition of a “commodity interest” under the Commodity Exchange Act, or CEA, we may be subject to additional regulation under the CEA and CFTC regulations.
As blockchain technologies and cryptocurrency business activities grow in popularity and market size, and as new cryptocurrency businesses and technologies emerge and proliferate, foreign, federal, state, and local regulators revisit and update their laws and policies, and can be expected to continue to do so in the future. Changes in this regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government, may significantly affect or change the manner in which we currently conduct some aspects of our business. While the revenues we generate from offering cryptocurrency-related trading services are currently immaterial, a significant increase in these revenues would heighten our regulatory risks and other risks we face.
States may require licenses that apply to blockchain technologies and cryptocurrencies.
In the case of virtual currencies, state regulators such as the New York State Department of Financial Services (“NYSDFS”) have created regulatory frameworks. For example, in July 2014, the NYSDFS proposed the first U.S. regulatory framework for licensing participants in virtual currency business activity. The regulations, known as the “BitLicense”, are intended to focus on consumer protection. The NYSDFS issued its final BitLicense regulatory framework in June 2015. The BitLicense regulates the conduct of businesses that are involved in virtual currencies in New York or with New York customers and prohibits any person or entity involved in such activity from conducting such activities without a license. SoFi Digital Assets, LLC currently holds a BitLicense.
Other states may adopt similar statutes and regulations which will require us to obtain a license to conduct cryptocurrency activities. In July 2020, Louisiana adopted the Virtual Currency Business Act, which will require operators of virtual currency businesses to obtain a virtual currency license in order to conduct business in Louisiana, in accordance with a proposed rule, which is expected to be issued as a final rule by the Louisiana Office of Financial Institutions in early 2021. Other states, such as Texas, have published guidance on how their existing regulatory regimes governing money transmitters apply to virtual currencies. Some states, such as New Hampshire, North Carolina and Washington, have amended their state’s statutes to include virtual currencies into existing licensing regimes, while others have interpreted their existing statutes as requiring a money transmitter license to conduct certain virtual currency business activities. SoFi Digital Assets, LLC is licensed as a money transmitter or the equivalent in 32 states and the District of Columbia.
It is likely that, as blockchain technologies and the use of virtual currencies continues to grow, additional states will take steps to monitor the developing industry and perhaps require us to obtain additional licenses in connection with our virtual currency activity.
Failure to comply with anti-money laundering, economic and trade sanctions regulations, and similar laws could subject us to penalties and other adverse consequences.
Various laws and regulations in the United States and abroad, such as the Bank Secrecy Act, the Dodd-Frank Act, the USA PATRIOT Act, and the Credit Card Accountability Responsibility and Disclosure Act (the “CARD Act”), impose certain anti-money laundering requirements on companies that are financial institutions or that provide financial products and services. Under these laws and regulations, financial institutions are broadly defined to include money services businesses such as money transmitters. In 2013, FinCEN issued guidance regarding the applicability of the Bank Secrecy Act to administrators and exchangers of convertible virtual currency, clarifying that they are money service businesses, and more specifically, money transmitters. The Bank Secrecy Act requires money services businesses (“MSBs”) to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity, and maintain transaction records, among other requirements. State regulators may impose similar requirements on licensed money transmitters. In addition, our contracts with financial institution partners and other third parties may contractually require us to maintain an anti-money laundering program. Our subsidiary, SoFi Digital Assets, LLC, is registered with FinCEN as an MSB. Registration as an MSB subjects us to the regulatory and supervisory jurisdiction of FinCEN and the IRS, the anti-money laundering provisions of the BSA and its implementing regulations applicable to MSBs.
We are also subject to economic and trade sanctions programs administered by the Treasury Department’s Office of Foreign Assets Control, or OFAC, which prohibit or restrict transactions to or from or dealings with specified countries, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially-designated nationals of those countries, narcotics traffickers, terrorists or terrorist organizations, and other sanctioned persons and entities.
Our failure to comply with anti-money laundering, economic and trade sanctions regulations, and similar laws could subject us to substantial civil and criminal penalties, or result in the loss or restriction of our MSB or broker-dealer registrations and state licenses, or liability under our contracts with third parties, which may significantly affect our ability to conduct some aspects of our business. Changes in this regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government, may significantly affect or change the manner in which we currently conduct some aspects of our business.
We have in the past, continue to be, and may in the future be subject to inquiries, exams, pending investigations, or enforcement matters.
The financial services industry is subject to extensive regulation under federal, state, and applicable international laws. From time to time, we have been threatened with or named as a defendant in lawsuits, arbitrations and administrative claims involving securities, consumer financial services and other matters. We are also subject to periodic regulatory examinations and inspections. Compliance and trading problems or other deficiencies or weaknesses that are reported to regulators, such as the SEC, FINRA, the CFPB, or state regulators, by dissatisfied customers or others, or that are identified by regulators themselves, are investigated by such regulators, and may, if pursued, result in formal claims being filed against us by customers or disciplinary action being taken against us or our employees by regulators or enforcement agencies. For example, the CFPB has issued a civil investigative demand, or CID, to Galileo, the stated purpose of which is to determine whether Galileo violated any consumer financial laws in connection with an outage that caused difficulty for consumers to access funds in their accounts and to determine whether further CFPB action is necessary. We intend to cooperate with the CFPB in this investigation and impacted consumers were already provided with redress. See “Business—Legal Proceedings”. To resolve issues raised in examinations or other governmental actions, we may be required to take various corrective actions, including changing certain business practices, making refunds or taking other actions that could be financially or competitively detrimental to us. We expect to continue to incur costs to comply with governmental regulations. Any such claims or disciplinary actions that are decided against us could have a material impact on our financial results.
We recently entered into an agreement to acquire a national bank, which if successful would subject us to comprehensive regulation and supervision under applicable banking laws.
If we acquire control of a bank or a bank holding company, we would become subject to regulation and supervision by the Federal Reserve, and the bank would be subject to regulation and supervision by the OCC and the FDIC. The bank regulatory regime could affect many aspects of our operations, including maintenance of adequate capital and liquidity levels and our overall financial condition, permissible types, amounts and terms of extensions of credit and investments, board and management oversight, rate of growth, enterprise-wide risk management practices, compliance obligations, permissible nonbanking activities, and restrictions on dividend payments and stock buy-backs. If we acquire control of a bank, then certain changes in ownership or control of us would require prior approval of applicable banking regulators. The OCC possesses the power to issue cease and desist orders to prevent or remedy unsafe or unsound practices or violations of law by banks subject to their regulation, and the Federal Reserve possesses similar powers with respect to bank holding companies. These and other restrictions would limit the manner in which we may conduct business and obtain financing.
In general, the bank supervisory framework is intended to protect insured depositors and the safety, soundness and stability of the U.S. financial system and not shareholders in depository institutions or their holding companies. Our efforts to comply with the bank regulatory framework are likely to require substantial time, monetary and human resource commitments, and these regulatory requirements may cause us to forego other growth or potentially profitable opportunities. If any new regulations or interpretations of existing regulations to which we are subject impose requirements on us that are impractical or that we cannot satisfy, our financial performance, and our stock price, may be adversely affected.
Regulations relating to privacy, information security, and data protection could increase our costs, affect or limit how we collect and use personal information, and adversely affect our business opportunities.
We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by them. For example, we are subject to the Gramm-Leach-Bliley Act (“GLBA”) and implementing regulations and guidance. Among other things, the GLBA (i) imposes certain limitations on the ability to share consumers’ nonpublic personal information with nonaffiliated third parties and (ii) requires certain disclosures to consumers about their information collection, sharing and security practices and their right to “opt out” of the institution’s disclosure of their personal financial information to nonaffiliated third parties (with certain exceptions). The GLBA and other state laws also require that we implement and maintain certain security measures, policies and procedures to protect personal information.
Furthermore, legislators and/or regulators are increasingly adopting new and/or amending existing privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices; our policies and practices related to the collection, use, sharing, retention and safeguarding of consumer and/or employee information; and some of our current or planned business activities. New requirements, originating from new or amended laws, could also increase our costs of compliance and business operations and could reduce income from certain business initiatives.
Compliance with current or future privacy, information security and data protection laws (including those regarding security breach notification) affecting customer and/or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services (such as products or services that involve sharing information with third parties or storing sensitive credit card information), which could materially and adversely affect our profitability. Additionally, there is always a danger that regulators can attempt to assert authority over our business in the area of privacy, information security and data protection. In addition, if our vendors and/or service providers are or become subject to laws and regulations in the jurisdictions that have enacted more stringent and expansive legislation applicable to privacy, information and/or data protection, the costs that these vendors and service providers must incur in becoming compliant may be passed along to us, resulting in increasing costs on our business.
Privacy requirements, including notice and opt-out requirements, under the GLBA and the FCRA are enforced by the Federal Trade Commission and by the CFPB through UDAAP and are a standard component of CFPB examinations. State entities also may initiate actions for alleged violations of privacy or security requirements under state law. Our failure to comply with privacy, information security and data protection laws could result in potentially significant regulatory investigations and government actions, litigation, fines or sanctions, consumer or merchant actions and damage to our reputation and brand, all of which could have a material adverse effect on our business.
Should we undertake an international expansion of our business, particularly if we commence doing business in one or more countries of the European Union, we will be required to comply with stringent privacy and data protection laws. Within the European Union, legislators have adopted the General Data Protection Regulation, or GDPR, which became effective in May 2018. Should we commence doing business in Europe, the GDPR will impose additional obligations and risk upon our business, which may increase substantially the penalties to which we could be subject in the event of any non-compliance. We may incur substantial expense in complying with obligations imposed by the GDPR and we may be required to make significant changes in our business operations, all of which may adversely affect our revenues and our business overall. Further, following the withdrawal of the United Kingdom from the European Union on January 31, 2020, if we do business in the United Kingdom, we will have to comply with the GDPR and separately the GDPR as implemented in the United Kingdom, each regime having the ability to fine up to the greater of €20 million/£17 million or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, including how data transfers between European Union member states and the United Kingdom will be treated. These changes may lead to additional compliance costs and could increase our overall risk.
We may in the future be subject to federal or state regulatory inquiries regarding our business.
From time to time, in the normal course of business, we may receive or be subject to, inquiries or investigations by state and federal regulatory or enforcement agencies and bodies, such as the CFPB, state attorneys general, state financial regulatory agencies, other state or federal agencies, and self-regulatory organizations like FINRA. We also may receive inquiries from state regulatory agencies regarding requirements to obtain licenses from or register with those states, including in states where we have determined that we are not required to obtain such a license or be registered with the state. Any such inquiries or investigations could involve substantial time and expense to analyze and respond to, could divert management’s attention and other resources from running our business, and could lead to public enforcement actions or lawsuits and fines, penalties, injunctive relief, and the need to obtain additional licenses that we do not currently possess. Our involvement in any such matters, whether tangential or otherwise and even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation, lead to additional investigations and enforcement actions from other agencies or litigants, and further divert management attention and resources from the operation of our business. As a result, the outcome of legal and regulatory actions arising out of any state or federal inquiries we receive could have a material adverse effect on our business, financial condition or results of operations. See “Business—Legal Proceedings”.

It may be difficult and costly to protect our intellectual property rights, and we may not be able to ensure their protection.
Our ability to lend to our members depends, in part, upon our proprietary technology. We may be unable to protect our proprietary technology effectively, which would allow competitors to duplicate our business processes and know-how, and adversely affect our ability to compete with them. A third party may attempt to reverse engineer or otherwise obtain and use our proprietary technology without our consent. The pursuit of a claim against a third party for infringement of our intellectual property could be costly, and there can be no guarantee that any such efforts would be successful.
In addition, our platform may infringe upon claims of third-party intellectual property, and we may face intellectual property challenges from such other parties. We may not be successful in defending against any such challenges or in obtaining licenses to avoid or resolve any intellectual property disputes. The costs of defending any such claims or litigation could be significant and, if we are unsuccessful, could result in a requirement that we pay significant damages or licensing fees, which would negatively impact our financial performance. Furthermore, our technology may become obsolete, and there is no guarantee that we will be able to successfully develop, obtain or use new technologies to adapt our platform to stay competitive in the future. If we cannot protect our proprietary technology from intellectual property challenges, or if our platform becomes obsolete, our ability to maintain the our platform could be adversely affected.
Some aspects of our platform include open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.
We incorporate open source software into our proprietary platform and into other processes supporting our business. Such open source software may include software covered by licenses like the GNU General Public License and the Apache License or other open source licenses. The terms of various open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that limits our use of the software, inhibits certain aspects of our platform and negatively affects our business operations.
Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If portions of our proprietary platform are determined to be subject to an open source license, or if the license terms for the open source software that we incorporate change, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our platform or change our business activities. In addition to risks related to license requirements, the use of open source software can lead to greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated and could adversely affect our business.
Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs, negative publicity, changes to our business model, and requirements resulting in increased expenses.
Our business is subject to increased risks of litigation and regulatory actions as a result of a number of factors and from various sources, including as a result of the highly regulated nature of the financial services industry and the focus of state and federal enforcement agencies on the financial services industry.
From time to time, we are also involved in, or the subject of, reviews, requests for information, investigations and proceedings (both formal and informal) by state and federal governmental agencies and self-regulatory organizations, regarding our business activities and our qualifications to conduct our business in certain jurisdictions, which could subject us to significant fines, penalties, obligations to change our business practices and other requirements resulting in increased expenses and diminished earnings. Our involvement in any such matter also could cause significant harm to our reputation and divert management attention from the operation of our business, even if the matters are ultimately determined in our favor. Moreover, any settlement, or any consent order or adverse judgment in connection with any formal or informal proceeding or investigation by a government agency, may prompt litigation or additional investigations or proceedings as other litigants or other government agencies begin independent reviews of the same activities. See “— Our Lending segment is highly regulated, and if we fail to comply with federal and state consumer protection laws, rules, regulations and guidance, our business could be adversely affected” for a discussion of the FTC Consent Order and “— We are subject to state licensing and operational requirements that result in substantial compliance costs, and our business would be adversely affected if our licenses are impaired”.
In addition, a number of participants in the financial services industry have been the subject of: putative class action lawsuits; state attorney general actions and other state regulatory actions; federal regulatory enforcement actions, including actions relating to alleged unfair, deceptive or abusive acts or practices; violations of state licensing and lending laws, including state usury laws; actions alleging discrimination on the basis of race, ethnicity, gender or other prohibited bases; and allegations of noncompliance with various state and federal laws and regulations relating to originating and servicing consumer finance loans. For example, we are defendants in a putative class action in which it is alleged that we engaged in unlawful lending discrimination through policies and practices making two categories of certain non-U.S. citizen loan applicants — U.S. residents who hold Deferred Action for Child Arrivals (“DACA”) and U.S. residents who hold green cards with a validity period of less than two years — ineligible for loans or eligible only with a co-signer who is U.S. citizen or lawful permanent resident. In addition, Galileo is a defendant in a putative class action in which various claims arising from an intermittent disruption in service experienced by certain holders of deposit accounts at one of Galileo’s customers, which prevented individuals from accessing or using account funds for a period of time. The CFPB is also conducting an investigation into this matter. See “Business—Legal Proceedings” for further information about this action.
The current regulatory environment, increased regulatory compliance efforts and enhanced regulatory enforcement have resulted in significant operational and compliance costs and may prevent us from providing certain products and services. There is no assurance that these regulatory matters or other factors will not, in the future, affect how we conduct our business and, in turn, have a material adverse effect on our business. In particular, legal proceedings brought under state consumer protection statutes or under several of the various federal consumer financial services statutes may result in a separate fine for each violation of the statute, which, particularly in the case of class action lawsuits, could result in damages substantially in excess of the amounts we earned from the underlying activities.
In addition, from time to time, through our operational and compliance controls, we identify compliance and other issues that require us to make operational changes and, depending on the nature of the issue, result in financial remediation to impacted members. These self-identified issues and voluntary remediation payments could be significant, depending on the issue and the number of members impacted, and also could generate litigation or regulatory investigations that subject us to additional risk. See “Business—Legal Proceedings”.
Changes in tax law and differences in interpretation of tax laws and regulations may adversely impact our financial statements.
We operate in multiple jurisdictions and are subject to tax laws and regulations of the U.S. federal, state and local and non-U.S. governments. U.S. federal, state and local and non-U.S. tax laws and regulations are complex and subject to varying interpretations. U.S. federal, state and local and non-U.S. tax authorities may interpret tax laws and regulations differently than we do and challenge tax positions that we have taken. This may result in differences in the treatment of revenues, deductions, credits and/or differences in the timing of these items. The differences in treatment may result in payment of additional taxes, interest or penalties that could have an adverse effect on our financial condition and results of operations. Further, future changes to U.S. federal, state and local and non-U.S. tax laws and regulations could increase our tax obligations in jurisdictions where we do business or require us to change the manner in which we conduct some aspects of our business.
We will be adversely affected if we are, or any of our subsidiaries is, determined to have been subject to registration as an investment company under the Investment Company Act.
We are currently not deemed an “investment company” subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”). No opinion or no-action position has been requested of the SEC on our status as an Investment Company. There is no guarantee we will continue to be exempt from registration under the Investment Company Act and were we to be deemed to be an investment company under the Investment Company Act, and thus subject to regulation under the Investment Company Act, the increased reporting and operating requirements could have an adverse impact on our business, operating results, financial condition and prospects.
In addition, if the SEC or a court of competent jurisdiction were to find that we are in violation of the Investment Company Act for having failed to register as an investment company thereunder, possible consequences include, but are not limited to, the following: (i) the SEC could apply to a district court to enjoin the violation; (ii) we could be sued by investors in us and in our securities for damages caused by the violation; and (iii) any contract to which we are a party that is made in, or whose performance involves a, violation of the Investment Company Act would be unenforceable by any party to the contract unless a court were to find that under the circumstances enforcement would produce a more equitable result than nonenforcement and would not be inconsistent with the purposes of the Investment Company Act. Should we be subjected to any or all of the foregoing, our business would be materially and adversely affected.
Personnel and Business Continuity Risks
We rely on our management team and will require additional key personnel to grow our business, and the loss of key management members or key employees, or an inability to hire key personnel, could harm our business.
We believe our success has depended, and continues to depend, on the efforts and talents of our senior management, who have significant experience in the financial services and technology industries, are responsible for our core competencies and would be difficult to replace. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. In addition, the loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. Our executive officers and other employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business could be materially and adversely affected.
The competitive job market creates a challenge and potential risk as we strive to attract and retain a highly skilled workforce.
Competition for our employees, including highly skilled technology and product professionals, is extremely intense reflecting a tight labor market. This can present a risk as we compete for experienced candidates, especially if the competition is able to offer more attractive financial terms of employment. This risk extends to our current employee population. In addition, we are based in locations that have been significantly impacted by the ongoing COVID-19 pandemic, which could cause a migration of talented employees away from our locations, making it even more challenging to attract and retain skilled professionals. We also invest significant time and expense in engaging and developing our employees, which also increases their value to other companies that may seek to recruit them. Turnover can result in significant replacement costs and lost productivity.
In addition, recent U.S. immigration policy has made it more difficult for qualified foreign nationals to obtain or maintain work visas under the H-1B classification. These H-1B visa limitations make it more difficult and/or more expensive for us to hire the skilled professionals we need to execute our growth strategy, especially engineering, data analytics and risk management personnel, and may adversely impact our business.
Due to our primarily remote workforce, we may face increased business continuity and cyber risks that could significantly harm our business and operations.
The COVID-19 pandemic has caused us to modify our business practices by migrating to a primarily remote workforce where our employees are accessing our servers remotely through home or other networks to perform their job responsibilities. While most of our operations can be performed remotely and are operating effectively at present, there is no guarantee that this will continue or that we will continue to be as effective while working remotely because our team is dispersed, many employees may have additional personal needs to attend to (such as looking after children as a result of school closures or a family member who becomes sick), and employees may become sick themselves and be unable to work. As conditions improve and restrictions are lifted, similar uncertainties exist with the return to work process.
Additionally, while we put in place additional safeguards to protect data security and privacy, a remote workforce places additional pressure on our user infrastructure and third parties that are not easily mitigated. These risks include home internet availability affecting work continuity and efficiency, and additional dependencies on third-party communication tools, such as instant messaging and online meeting platforms.
Our business is subject to the risks of natural disasters, power outages, telecommunications failures and similar events, including COVID-19 and additional public health crises, and to interruption by man-made problems such as terrorism, cyberattack, and other actions, which may impact the demand for our products or our members’ ability to repay their loans.
Events beyond our control may damage our ability to maintain our platform and provide services to our members. Such events include, but are not limited to, hurricanes, earthquakes, fires, floods and other natural disasters, public health crises, such as the ongoing COVID-19 pandemic or other infectious diseases, power outages, telecommunications failures and similar events. See “ —COVID-19 Pandemic Risks” for further discussion of risks related to COVID-19. Despite any precautions we may take, system interruptions and delays could occur if there is a natural disaster, if a third-party provider closes a facility we use without adequate notice for financial or other reasons, or if there are other unanticipated problems at our leased facilities. Because we rely heavily on our servers, computer and communications systems and the Internet to conduct our business and provide high-quality service to our members, disruptions could harm our ability to effectively run our business. Moreover, our members and customers face similar risks, which could directly or indirectly impact our business. For example, in October 2019, one of Galileo's customers experienced intermittent disruptions in service, which prevented its customers from accessing or using their deposit accounts. Galileo was named as a defendant in a putative class action as a result of the disruption in service its customer experienced, captioned as Richards, et. al v. Chime Financial, Inc., Galileo Financial Technologies and The Bancorp, Inc., Civil Action No. 4:19-cv-6864-HSG (N.D. Cal.), filed in the United States District Court for the Northern District of California in October 2019, and has agreed to a class action settlement to resolve the claims. See “Business—Legal Proceedings” for further information about this matter. We currently use Amazon Web Services (“AWS”) and would be unable to switch instantly to another system in the event of failure to access AWS. This means that an outage of AWS could result in our system being unavailable for a significant period of time. Terrorism, cyberattacks and other criminal, tortious or unintentional actions could also give rise to significant disruptions to our operations. Our business interruption insurance may not be sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures or other disruptions. Comparable natural and other risks may reduce demand for our products or cause our members to suffer significant losses and/or incur significant disruption in their respective operations, which may affect their ability to satisfy their obligations towards us. All of the foregoing could materially and adversely affect our business, results of operations and financial condition.
Employee misconduct, which can be difficult to detect and deter, could harm our reputation and subject us to significant legal liability.
We operate in an industry in which integrity and the confidence of our members is of critical importance. We are subject to risks of errors and misconduct by our employees that could adversely affect our business, including:
•engaging in misrepresentation or fraudulent activities when marketing or performing online brokerage and other services to our members;
•improperly using or disclosing confidential information of our members or other parties;
•concealing unauthorized or unsuccessful activities; or
•otherwise not complying with applicable laws and regulations or our internal policies or procedures.

There have been numerous highly-publicized cases of fraud and other misconduct by financial services industry employees. The precautions that we take to detect and deter employee misconduct might not be effective. If any of our employees engage in illegal, improper, or suspicious activity or other misconduct, we could suffer serious harm to our reputation, financial condition, member relationships, and our ability to attract new members. We also could become subject to regulatory sanctions and significant legal liability, which could cause serious harm to our financial condition, reputation, member relationships and prospects of attracting additional members.
Risk Management and Financial Reporting Risks
If we fail to establish and maintain proper and effective internal control over financial reporting as a public company, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our common stock may decline.
Pursuant to Section 404 of the Sarbanes-Oxley Act, following completion of the Business Combination, the report by management on internal control over financial reporting will be on SoFi’s financial reporting and internal controls (as accounting acquirer), and an attestation of the independent registered public accounting firm will also be required. As a private company, SoFi has not previously been required to conduct an internal control evaluation and assessment. The rules governing the standards that must be met for management to assess internal control over financial reporting are complex and require significant documentation, testing and possible remediation.
To comply with the Sarbanes-Oxley Act, the requirements of being a reporting company under the Exchange Act and any complex accounting rules in the future, we may need to upgrade SoFi’s legacy information technology systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. If we are unable to hire the additional accounting and finance staff necessary to comply with these requirements, we may need to retain additional outside consultants. If we or, if required, our independent registered public accounting firm, are unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in its financial reporting, which could negatively impact the price of our securities.
On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement governing our warrants. Following the issuance of the SEC statement, on April 22, 2021, SCH concluded that it was appropriate to restate its previously issued audited financial statements as of and for the period ended December 31, 2020, and as part of such process, SCH identified a material weakness in its internal control over financial reporting. As the accounting acquirer in the Business Combination, we inherited this material weakness and the warrants. SCH reevaluated the accounting treatment of 20,125,000 public warrants and 8,000,000 SCH warrants, and determined to classify the SCH warrants and private warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings. As a result, included on SCH’s unaudited condensed consolidated balance sheet as of March 31, 2021 and consolidated balance sheet as of December 31, 2020 included in this prospectus are derivative liabilities related to embedded features contained within the SCH warrants and private warrants. Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”), provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our consolidated financial statements and results of operations may fluctuate quarterly, based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on the SCH and public warrants each reporting period and that the amount of such gains or losses could be material.
As a result of the material weakness, the restatement, the change in accounting for the SCH warrants and private warrants, and other matters raised or that may in the future be raised by the SEC, we may face potential litigation or other disputes, which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatement and material weaknesses in our internal control over financial reporting and the preparation of our financial statements. As of the date of this prospectus, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition.
We cannot assure you that there will not be additional material weaknesses in our internal control over financial reporting now or in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines that we have a material weakness in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
Our risk management processes and procedures may not be effective.
Our risk management processes and procedures seek to appropriately balance risk and return and mitigate risks. We have established processes and procedures intended to identify, measure, monitor and control the types of risk to which we are subject, including credit risk, deposit risk, market risk, liquidity risk, strategic risk, operational risk, cybersecurity risk, and reputational risk. Credit risk is the risk of loss that arises when a loan obligor fails to meet the terms of a loan repayment obligation, the loan enters default, and if uncured results in financial loss of remaining principal and interest to the investor. Our exposure to credit risk mainly arises from our lending activities. Deposit risk refers to accelerated availability of depositor funds, prior to settlement, risk of ACH returns or merchant settlements, and transactional limits that may be applied to deposit accounts. Market risk is the risk of loss due to changes in external market factors, such as interest rates, asset prices, and foreign exchange rates. Liquidity risk is the risk that financial condition or overall safety and soundness are adversely affected by an inability, or perceived inability, to meet obligations (e.g., current and future cash flow needs) and support business growth. We actively monitor our liquidity position and at the broker-dealer subsidiary level. Strategic risk is the risk from changes in the business environment, ineffective business strategies, improper implementation of decisions or inadequate responsiveness to changes in the business and competitive environment.
Our management is responsible for defining the priorities, initiatives, and resources necessary to execute our strategic plan, the success of which is regularly evaluated by our board of directors. Operational risk is the risk of loss arising from inadequate or failed internal processes, controls, people (e.g., human error or misconduct) or systems (e.g., technology problems), business continuity or external events (e.g., natural disasters), compliance, reputational, regulatory, or legal matters and includes those risks as they relate directly to us, fraud losses attributed to applications and any associated fines and monetary penalties as a result, transaction processing, or employees, as well as to third parties with whom we contract or otherwise do business. Operational risk is one of the most prevalent forms of risk in our risk profile. We strive to manage operational risk by establishing policies and procedures to accomplish timely and efficient processing, obtaining periodic internal control attestations from management, conducting internal process Risk Control Self-Assessments and audit reviews to evaluate the effectiveness of internal controls.
In order to be effective, among other things, our enterprise risk management capabilities must adapt and align to support any new product or loan features, capability, strategic development, or external change. Cybersecurity risk is the risk of a malicious technological attack intended to impact the confidentiality, availability, or integrity of our systems and data, including, but not limited to, sensitive client data. Our technology and information security teams rely on a layered system of preventive and detective technologies, practices, and policies to detect, mitigate, and neutralize cybersecurity threats. In addition, our information security team and third-party consultants regularly assesses our cybersecurity risks and mitigation efforts. Cyberattacks can also result in financial and reputational risk.

Reputational risk is the risk arising from possible negative perceptions of us, whether true or not, among our current and prospective members, counterparties, employees, and regulators. The potential for either enhancing or damaging our reputation is inherent in almost all aspects of business activity. We manage this risk through our commitment to a set of core values that emphasize and reward high standards of ethical behavior, maintaining a culture of compliance, and by being responsive to member and regulatory requirements.
Risk is inherent in our business, and therefore, despite our efforts to manage risk, there can be no assurance that we will not sustain unexpected losses. We could incur substantial losses and our business operations could be disrupted to the extent our business model, operational processes, control functions, technological capabilities, risk analyses, and business/product knowledge do not adequately identify and manage potential risks associated with our strategic initiatives. There also may be risks that exist, or that develop in the future, that we have not appropriately anticipated, identified or mitigated, including when processes are changed or new products and services are introduced. If our risk management framework does not effectively identify and control our risks, we could suffer unexpected losses or be adversely affected, which could have a material adverse effect on our business.
Incorrect estimates or assumptions by management in connection with the preparation of our consolidated financial statements could adversely affect our reported assets, liabilities, income, revenues or expenses.
The preparation of our consolidated financial statements requires management to make critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, income, revenues or expenses during the reporting periods. Incorrect estimates and assumptions by management could adversely affect our reported amounts of assets, liabilities, income, revenues and expenses during the reporting periods. If we make incorrect assumptions or estimates, our reported financial results may be over- or understated, which could materially and adversely affect our business, financial condition and results of operations.
Our projections are subject to significant risks, assumptions, estimates and uncertainties. As a result, our projected revenues, market share, expenses and profitability may differ materially from our expectations.
We operate in a rapidly changing and competitive industry and our projections will be subject to the risks and assumptions made by management with respect to our industry. Operating results are difficult to forecast because they generally depend on a number of factors, including the competition we face, and our ability to attract and retain members and enterprise partnerships, while generating sustained revenues through the Financial Services Productivity Loop. Additionally, our business may be affected by reductions in consumer borrowing, spending and investing from time to time as a result of a number of factors which may be difficult to predict. This may result in decreased revenue levels, and we may be unable to adopt measures in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our operating results in a given quarter to be higher or lower than expected. These factors make creating accurate forecasts and budgets challenging and, as a result, we may fall materially short of our forecasts and expectations, which could cause our stock price to decline and investors to lose confidence in us.
Information Technology and Data Risks
We depend on third parties for a wide array of services, systems and information technology applications, and a breach or violation of law by one of these third parties could disrupt our business or provide our competitors with an opportunity to enhance their position at our expense.
We depend on third parties for a wide array of financial, technology and insurance services, systems and information technology applications. Third-party vendors are significantly involved in many aspects of our software and systems development, servicing systems, the timely transmission of information across our data communication network, and for other telecommunications, processing, remittance and technology-related services in connection with our servicing or payment services businesses. Certain of our vendor agreements are terminable on short or no notice, and if current vendors were to stop providing services to us on acceptable terms, we may be unable to procure alternatives from other vendors in a timely and efficient manner and on acceptable terms, or at all. If a service provider fails to provide the services required or expected, or fails to meet applicable contractual or regulatory requirements such as service levels or compliance with applicable laws, the failure could negatively impact our business. Such a failure could also adversely affect the perception of the reliability of our networks and services and the quality of our brand, which could materially adversely affect our business and results of operations.
Cyberattacks and other security breaches could have an adverse effect on our business, harm our reputation and expose us to liability.
In the normal course of business, we collect, process and retain sensitive and confidential information regarding our members and prospective members. We also have arrangements in place with certain third-party service providers that require us to share consumer information. Although we devote significant resources and management focus to ensuring the integrity of our systems through information security and business continuity programs, our facilities and systems, and those of third-party service providers, are vulnerable to external or internal security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, and other similar events. We and third-party service providers have experienced such instances in the past and expect to continue to experience them in the future. We also face security threats from malicious third parties that could obtain unauthorized access to our systems and networks, which threats we anticipate will continue to grow in scope and complexity over time. These events could interrupt our business or operations, result in significant legal and financial exposure, supervisory liability, damage to our reputation and a loss of confidence in the security of our systems, products and services. Although the impact to date from these events has not had a material adverse effect on us, no assurance is given that this will be the case in the future.
Information security risks in the financial services industry have increased recently, in part because of new technologies, the use of the Internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and the increased sophistication and activities of organized criminals, perpetrators of fraud, hackers, terrorists and others. In addition to cyberattacks and other security breaches involving the theft of sensitive and confidential information, hackers recently have engaged in attacks that are designed to disrupt key business services, such as consumer-facing websites. We may not be able to anticipate or implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources. We employ detection and response mechanisms designed to contain and mitigate security incidents. Nonetheless, early detection efforts may be thwarted by sophisticated attacks and malware designed to avoid detection. We also may fail to detect the existence of a security breach related to the information of our members.
The access by unauthorized persons to, or the improper disclosure by us of, confidential information regarding our members or our proprietary information, software, methodologies and business secrets could interrupt our business or operations, result in significant legal and financial exposure, supervisory liability, damage to our reputation or a loss of confidence in the security of our systems, products and services, all of which could have a material adverse impact on our business. In addition, there recently have been a number of well-publicized attacks or breaches affecting companies in the financial services industry that have heightened concern by consumers, which could also intensify regulatory focus, cause users to lose trust in the security of the industry in general and result in reduced use of our services and increased costs, all of which could also have a material adverse effect on our business.
The collection, processing, use, storage, sharing and transmission of personal data could give rise to liabilities as a result of federal, state and international laws and regulations, as well as our failure to adhere to the privacy and data security practices that we articulate to our members.
We collect, process, store, use, share and/or transmit a large volume of personally identifiable information (“PII”) and other sensitive data from current, past and prospective members. There are federal, state, and foreign laws regarding privacy, data security and the collection, use, storage, protection, sharing and/or transmission of PII and sensitive data. Additionally, many states continue to enact legislation on matters of privacy, information security, cybersecurity, data breach and data breach notification requirements. For example, as of January 1, 2020, the California Consumer Privacy Act (“CCPA”) grants additional consumer rights with respect to data privacy in California. The CCPA, among other things, entitles California residents to know how their personal information is being collected and shared, to access or request the deletion of their personal information and to opt out of the sharing of their personal information. The CCPA is subject to further amendments pending certain proposed regulations that are being reviewed and revised by the California Attorney General. While personal information that we process is exempt from the GLBA, the CCPA regulates other personal information that we collect and process in connection with the business. We cannot predict the impact of the CCPA on our business, operations or financial condition, but it could require us to modify certain processes or procedures, which could result in additional costs and liability. Additionally, our broker-dealer and investment adviser are subject to SEC Regulation S-P, which requires that these businesses maintain policies and procedures addressing the protection of customer information and records. This includes protecting against any anticipated threats or hazards to the security or integrity of customer records and information and against unauthorized access to or use of customer records or information. Regulation S-P also requires these businesses to provide initial and annual privacy notices to customers describing information sharing policies and informing customers of their rights.
Additionally, a California ballot initiative, the California Privacy Rights Act (the “CPRA”) was passed in November 2020. Effective starting on January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. The effects of the CCPA and the CPRA are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.
We expect more states to enact legislation similar to the CCPA, which provides consumers with new privacy rights and increases the privacy and security obligations of entities handling certain personal information of such consumers. The CCPA has prompted a number of proposals for new federal and state-level privacy legislation. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.
Any violations of these laws and regulations may require us to change our business practices or operational structure, including limiting our activities in certain states and/or jurisdictions, address legal claims, and sustain monetary penalties, reputational damage and/or other harms to our business.
Furthermore, our online privacy policy and website make certain statements regarding our privacy, information security, and data security practices with regard to information collected from our members. Failure to adhere to such practices may result in regulatory scrutiny and investigation (including the potential for fines and monetary penalties), complaints by affected members, reputational damage and other harm to our business. If either we, or the third-party service providers with which we share member data, are unable to address privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation, and harm our business.
Our ability to collect payments on loans and maintain accurate accounts may be adversely affected by computer malware, social engineering, phishing, physical or electronic break-ins, technical errors and similar disruptions.
The automated nature of our platform may make it an attractive target for hacking and potentially vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. It is possible that we may not be able to anticipate or to implement effective preventive measures against all security breaches of these types, in which case there would be an increased risk of fraud or identity theft, and we may experience losses on, or delays in the collection of amounts owed on, a fraudulently induced loan. Security breaches could occur from outside our company, and also from the actions of persons inside our company who may have authorized or unauthorized access to our technology systems. In addition, the software that we have developed to use in our daily operations is highly complex and may contain undetected technical errors that could cause our computer systems to fail. Because each loan that we make involves, in part, our proprietary automated underwriting process, any failure of our computer systems involving our automated underwriting process and any technical or other errors contained in the software pertaining to our automated underwriting process could compromise our ability to accurately evaluate potential members, which would negatively impact our results of operations. Furthermore, any failure of our computer systems could cause an interruption in operations and result in disruptions in, or reductions in the amount of, collections from the loans we make to our members.
Additionally, if hackers were able to access our secure files, they might be able to gain access to the personal information of our members. If we are unable to prevent such activity, we may be subject to significant liability, negative publicity and a material loss of members, all of which may negatively affect our business.
Disruptions in the operation of our computer systems and third-party data centers could have an adverse effect on our business.
Our ability to deliver products and services to our members and partners, and otherwise operate our business and comply with applicable laws, depends on the efficient and uninterrupted operation of our computer systems and third-party data centers, as well as third-party service providers. Our computer systems and third-party providers may encounter service interruptions at any time due to system or software failure, natural disasters, severe weather conditions, health pandemics, terrorist attacks, cyberattacks or other events. Any such events could have a negative effect on our business and technology infrastructure (including our computer network systems), which could lead to member dissatisfaction or long-term disruption of our operations.
Additionally, our reliance on third-party providers may mean that we will not be able to resolve operational problems internally or on a timely basis, as our operations will depend upon such third-party service providers communicating appropriately and responding swiftly to their own service disruptions through industry standard best practices in business continuity and/or disaster recovery. As a last resort, we may rely on our ability to replace a third-party service provider if it experiences difficulties that interrupt operations for a prolonged period of time or if an essential third-party service terminates. If these service arrangements are terminated for any reason without an immediately available substitute arrangement, our operations may be severely interrupted or delayed. If such interruption or delay were to continue for a substantial period of time, our business, prospects, financial condition and results of operations could be adversely affected.
The implementation of technology changes and upgrades to maintain current and integrate new systems may cause service interruptions, transaction processing errors or system conversion delays and may cause us to fail to comply with applicable laws, all of which could have a material adverse effect on our business. We expect that new technologies and business processes applicable to the financial services industry will continue to emerge and that these new technologies and business processes may be better than those we currently use. There is no assurance that we will be able to successfully adopt new technology as critical systems and applications become obsolete and better ones become available. A failure to maintain and/or improve current technology and business processes could cause disruptions in our operations or cause our solution to be less competitive, all of which could have a material adverse effect on our business.
Risks Related to the Business Combination and Integration of Businesses
Our management has limited experience in operating a public company, and their focus and resources may be diverted from operational matters and other strategic opportunities as a result of the Business Combination.
We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives and may not effectively or efficiently manage our transition into a public company. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly, which will increase our net loss for the foreseeable future. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, its board committees or as executive officers.

Our executive officers have limited experience in the management of a publicly traded company. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities, which will result in less time being devoted to the management and growth of the post-combination company. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies. Our management will need to continually assess our staffing and training procedures to improve our internal control over financial reporting. Further, the development, implementation, documentation and assessment of appropriate processes, in addition to the need to remediate any potential deficiencies, will require substantial time and attention from management. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company which will increase its operating costs in future periods.
The Business Combination may place a significant burden on our management and other internal resources. The diversion of management’s attention and any difficulties encountered in the transition process could harm our financial condition, results of operations and prospects. In addition, uncertainty about the effect of the Business Combination on our systems, employees, customers, partners, and other third parties, including regulators, may have an adverse effect on us. These uncertainties may impair our ability to attract, retain and motivate key personnel for a period of time after the completion of the Business Combination.
The historical financial results of SoFi and unaudited pro forma financial information included in this prospectus may not be indicative of what our actual financial position or results of operations would have been.
The historical financial results of SoFi included in this prospectus do not reflect the financial condition, results of operations or cash flows SoFi would have achieved as a combined company during the periods presented or those that we will achieve in the future. This is primarily the result of the following factors: (i) we will incur additional ongoing costs as a result of the Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and (ii) our capital structure will be different from that reflected in SoFi’s historical financial statements. Our financial condition and future results of operations could be materially different from amounts reflected in its historical financial statements included elsewhere in this prospectus, so it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.
Similarly, the unaudited pro forma financial information in this prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions. Accordingly, such pro forma financial information may not be indicative of our future operating or financial performance and our actual financial condition and results of operations may vary materially from our pro forma results of operations and balance sheet contained elsewhere in this prospectus, including as a result of such assumptions not being accurate. Additionally, the final acquisition accounting adjustments could differ materially from the unaudited pro forma adjustments presented in this prospectus. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the Business Combination. See “Unaudited Pro Forma Condensed Combined Financial Information”.
We will have broad discretion over the use of proceeds from the exercise of warrants and options, and we may invest or spend the proceeds in ways with which investors do not agree and in ways that may not yield a return.
We will have broad discretion over the use of proceeds from the exercises of warrants and options. Investors may not agree with our decisions, and our use of the proceeds may not yield a return on investment. We intend to use these net proceeds for working capital and other general corporate purposes, which may include sales and marketing activities, research and development, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, complementary companies, products, services, technologies or assets. However, we have no current understandings, commitments or agreements to enter into any such acquisitions or make any such investments. Our use of these proceeds may differ substantially from our current plans. Our failure to apply the net proceeds from the exercises of warrants and options effectively could impair our ability to pursue our growth strategy or could require us to raise additional capital.

Risks Related to Ownership of Our Securities
The price of our common stock and warrants may be volatile.
The price of our common stock, as well as our warrants, may fluctuate due to a variety of factors, including:
•changes in the industries in which we and our customers operate;
•developments involving our competitors;
•changes in laws and regulations affecting our business, or changes in policies with respect to student loan forgiveness;
•our ability to complete the acquisition of a national bank charter;
•changes in interest rates;
•variations in our operating performance and the performance of our competitors in general;
•actual or anticipated fluctuations in our quarterly or annual operating results;
•publication of research reports by securities analysts about us or our competitors or our industry;
•the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
•actions by stockholders, including the sale by the Third Party PIPE Investors of any of their shares of our common stock;
•additions and departures of key personnel;
•commencement of, or involvement in, litigation involving our company;
•changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
•the volume of shares of our common stock available for public sale; and
•general economic and political conditions, such as the effects of the COVID-19 pandemic, recessions, interest rates, local and national elections, corruption, political instability and acts of war or terrorism.
These market and industry factors may materially reduce the market price of our common stock and warrants regardless of our operating performance.
We do not intend to pay cash dividends for the foreseeable future.
We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as our board of directors deems relevant.
If analysts do not publish research about our business or if they publish inaccurate or unfavorable research, our stock price and trading volume could decline.
The trading market for our common stock depends in part on the research and reports that analysts publish about our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, the price of our common stock would likely decline. If few analysts cover us, demand for our common stock could decrease and our common stock price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering us in the future or fail to publish reports on us regularly. In addition, analysts may establish and publish their own periodic projections for us. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these research analysts.
We may be subject to securities litigation, which is expensive and could divert management attention.
The market price of our common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm our business.
Future resales of common stock may cause the market price of our securities to drop significantly, even if our business is doing well.
Pursuant to the lock-up restrictions agreed to into in connection with the Merger Agreement and the Bylaws, subject to certain exceptions, the Sponsor, Jay Parikh, stockholders of SoFi and holders of SoFi awards prior to the Business Combination (collectively, the “SoFi Stockholders”), and SoFi Stockholders who beneficially owned 5% or greater of SoFi and certain executive officers of SoFi will be contractually restricted from selling or transferring any of its or their shares of common stock (not including the shares of common stock issued in the PIPE Investment pursuant to the terms of the Subscription Agreements) (the “Lock-up Shares”). Such restrictions began at Closing and will end (I) in the case of the lock-up restrictions agreed to in connection with the Merger Agreement, with respect to the Sponsor and certain of the SoFi Stockholders on the earlier of (i) the date that is 180 days after Closing and (ii)(a) for 33.33% of the Lock-up Shares, the date on which the last reported sale price of our common stock equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing at least 30 days after Closing and (b) for an additional 50% of the Lock-up Shares, the date on which the last reported sale price of our common stock equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing at least 30 days Closing and (II) in the case of the restrictions contained in the Bylaws with respect to the SoFi Stockholders on the date that is 30 days after the Closing. As of the date of this prospectus, the Sponsor, Jay Parikh, and the SoFi Stockholders (not including the shares of common stock issued in the PIPE Investment pursuant to the terms of the Subscription Agreements) will collectively own approximately 74.5% of the outstanding shares of our common stock.
Following the expiration of the respective lock-ups described above, the Sponsor and the SoFi Stockholders will not be restricted from selling the shares of common stock held by them, other than by applicable securities laws. Additionally, the Third Party PIPE Investors are not restricted from selling any of the shares of common stock acquired in the PIPE Investment following the closing of the Business Combination, other than by applicable securities laws. As such, sales of a substantial number of shares of common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could cause the market price of our common stock to decline or increase the volatility in the market price of our common stock.
Our warrants are exercisable for shares of common stock, which could increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.
Outstanding warrants to purchase an aggregate of 40,295,990 shares of common stock will become exercisable in accordance with the terms of the warrant agreements governing those securities. As of the date of this prospectus, 12,170,990 of our warrants are exercisable and 28,125,000 warrants will become exercisable at any time commencing 30 days after the completion of the Business Combination. To the extent such warrants are exercised, additional shares of common stock will be issued, which will result in dilution to the holders of our common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our common stock. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.

The terms of the SCH warrants may be amended in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment.
The warrant agreement governing the SCH warrants provides that (a) the terms of the SCH warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in this prospectus, or defective provision or (ii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the SCH warrants under the warrant agreement and (b) all other modifications or amendments require the vote or written consent of at least 65% of the then outstanding SCH warrants; provided that any amendment that solely affects the terms of the Sponsor-held SCH warrants or any provision of the warrant agreement solely with respect to the Sponsor-held SCH warrants will also require at least 65% of the then outstanding Sponsor-held SCH warrants.
Accordingly, we may amend the terms of the SCH warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding SCH warrants approve of such amendment. Although our ability to amend the terms of the SCH warrants with the consent of at least 65% of the then outstanding SCH warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the SCH warrants, shorten the exercise period or decrease the number of ordinary shares purchasable upon exercise of an SCH warrant.
We may redeem unexpired SCH warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.
We have the ability to redeem outstanding SCH warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant if, among other things, the reference value equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant). If and when the SCH warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the SCH warrants as set forth above even if the holders are otherwise unable to exercise the SCH warrants. Redemption of the outstanding SCH warrants as described above could force you to: (i) exercise your SCH warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (ii) sell your SCH warrants at the then-current market price when you might otherwise wish to hold your SCH warrants; or (iii) accept the nominal redemption price which, at the time the outstanding SCH warrants are called for redemption, we expect would be substantially less than the market value of your SCH warrants. None of the Sponsor-held SCH warrants are redeemable by us (subject to limited exceptions) so long as they are held by Sponsor or its permitted transferees.
In addition, we have the ability to redeem the outstanding SCH warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant if, among other things, the last reported sale price of our common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). In such a case, the holders will be able to exercise their SCH warrants prior to redemption for a number of shares of common stock determined based on the redemption date and the fair market value of common stock. The value received upon exercise of the SCH warrants (i) may be less than the value the holders would have received if they had exercised their SCH warrants at a later time where the underlying share price is higher and (ii) may not compensate the holders for the value of the SCH warrants, including because the number of ordinary shares received is capped at 0.361 shares of common stock per warrant (subject to adjustment) irrespective of the remaining life of the SCH warrants.
We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and future agreements and financing instruments, business prospects and such other factors as our board of directors deems relevant.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise will dilute all other stockholders.
Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise will dilute our stockholders. We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors, and consultants under our stock incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.
Delaware law and our organizational documents contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.
The DGCL and our organizational documents contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, and therefore depress the trading price of our common stock. Additionally, these provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of our board of directors or taking other corporate actions, including effecting changes in our management. Among other things, our organizational documents include provisions regarding:
•the ability of our board of directors to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
•the prohibition of cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
•limitations on the liability of, and the indemnification of, our directors and officers;
•the ability of our board of directors to amend the Bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and
•advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our board of directors and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the board of directors or management of our company.
The provisions of the Bylaws requiring exclusive forum in the Court of Chancery of the State of Delaware and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging certain lawsuits, including derivative lawsuits and lawsuits against our directors and officers, by limiting plaintiffs’ ability to bring a claim in a judicial forum that they find favorable.
The Bylaws provide that, to the fullest extent permitted by law, and unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that such court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us or any of our current or former directors, officers or other employees arising pursuant to any provision of the DGCL or the Bylaws or Certificate of Incorporation (as either may be amended from time to time), (iv) any action asserting a claim related to or involving our company that is governed by the internal affairs doctrine, and (v) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL (the “Delaware Forum Provision”). The Delaware Forum Provision, however, does not apply to actions or claims arising under the Exchange Act. The Bylaws also provide that, unless we consent in writing to the selection of an alternate forum, the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, and the rules and regulations promulgated thereunder, will be the United States Federal District Courts. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder; our stockholders cannot and will not be deemed to have waived compliance with the U.S. federal securities laws and the rules and regulations thereunder.
These provisions may have the effect of discouraging certain lawsuits, including derivative lawsuits and lawsuits against our directors and officers, by limiting plaintiffs’ ability to bring a claim in a judicial forum that they find favorable. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or bylaws has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against our company, a court could find the choice of forum provisions contained in the Bylaws to be inapplicable or unenforceable in such action.

USE OF PROCEEDS
All of the securities offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. We will not receive any of the proceeds from these sales.
Assuming the exercise of all outstanding warrants for cash, we will receive an aggregate of approximately $431 million, but will not receive any proceeds from the sale of the shares of common stock issuable upon such exercise. Assuming the exercise of all outstanding stock options for cash, we will receive an aggregate of approximately $166 million, but will not receive any proceeds from the sale of the shares of common stock issuable upon exercise. We expect to use the net proceeds from the exercise of the warrants, if any, for general corporate purposes. We will have broad discretion over the use of any proceeds from the exercise of the warrants. There is no assurance that the holders of the warrants will elect to exercise for cash any or all of such warrants. To the extent that any warrants are exercised on a “cashless basis”, the amount of cash we would receive from the exercise of the warrants will decrease.
The Selling Securityholders will pay any underwriting discounts and commissions and expenses incurred by them for brokerage, accounting, tax or legal services or any other expenses incurred in disposing of the securities. We will bear the costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our independent registered public accounting firm.

MARKET PRICE OF OUR COMMON STOCK AND WARRANTS AND DIVIDEND INFORMATION
Market Price of Our Common Stock and Warrants
Our common stock and warrants are currently listed on Nasdaq under the symbols “SOFI” and “SOFIW,” respectively. Prior to the Domestication and the transfer to Nasdaq, SCH Class A ordinary shares and SCH warrants traded on the NYSE under the ticker symbols “IPOE” and “IPOE.WS”, respectively. On June 24, 2021, the closing sale prices of our common stock and warrants were $20.87 and $8.82, respectively. We do not currently intend to list the Series 1 preferred stock on any securities exchange. As of June 11, 2021, there were approximately 1,300 holders of record of our common stock and 6 holders of record of our warrants. Such numbers do not include beneficial owners holding our securities through nominee names.
Dividend Policy
We have not paid any cash dividends on our common stock to date and prior to the Business Combination, SCH had not paid any dividends on its ordinary shares. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of our board of directors. Our ability to declare dividends may be limited by the terms of financing or other agreements entered into by us or our subsidiaries from time to time.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Defined terms included below have the same meaning as terms defined and included elsewhere in this prospectus. Unless the context otherwise requires, the “Company” refers to SoFi Technologies, Inc. and its subsidiaries after the Closing, and Social Capital Hedosophia Holdings Corp. prior to the Closing.
The following unaudited pro forma condensed combined balance sheet of the Combined Company as of March 31, 2021 and the unaudited pro forma condensed combined statement of operations of the Combined Company for the three months ended March 31, 2021 and the year ended December 31, 2020 present the combination of the financial information of Social Capital Hedosophia Holdings Corp. V (“SCH”) and Social Finance, Inc. (“SoFi”) after giving effect to the Business Combination and related adjustments described in the accompanying notes. SCH and SoFi are collectively referred to herein as the Companies, and the Companies, subsequent to the Business Combination, are referred to herein as the Combined Company.
The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 and for the year ended December 31, 2020 gives pro forma effect to the Business Combination as if it had occurred on January 1, 2020. The unaudited pro forma condensed combined balance sheet as of March 31, 2021 gives pro forma effect to the Business Combination as if it was completed on March 31, 2021.
The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with:
•the accompanying notes to the unaudited pro forma condensed combined financial information;
•the historical unaudited condensed consolidated financial statements of SCH as of and for the three months ended March 31, 2021, and the historical audited consolidated financial statements of SCH as of December 31, 2020 and for the period from July 10, 2020 (date of inception) through December 31, 2020, and the related notes, in each case, included elsewhere in this prospectus;
•the historical unaudited condensed consolidated financial statements of SoFi as of and for the three months ended March 31, 2021, and the historical consolidated financial statements of SoFi as of and for the year ended December 31, 2020, and the related notes, in each case, included elsewhere in this prospectus; and
•other information contained in this prospectus, including in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and does not necessarily reflect what the Combined Company’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the Combined Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma transaction accounting adjustments represent management’s estimates based on information available as of the date of this unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed.
On May 28, 2021, SCH consummated the previously announced Business Combination pursuant to the Merger Agreement dated January 7, 2021 between SCH, Merger Sub and SoFi, under which Merger Sub merged with and into SoFi, with SoFi being the surviving corporation as a wholly-owned subsidiary of SCH. In connection with the Business Combination, SCH changed its name to SoFi Technologies, Inc., referred to herein as SoFi Technologies.
At the Closing, all outstanding shares of capital stock (with the exception of Series 1 redeemable preferred stock), options, restricted stock units and warrants of the Company were converted into SoFi Technologies common shares, options and warrants to purchase SoFi Technologies common shares, and SoFi Technologies restricted stock units. Series 1 redeemable preferred stock prior to the Closing were converted into SoFi Technologies Series 1 redeemable preferred stock and remained in temporary equity.

The following pro forma condensed combined financial statements presented herein reflect the actual redemption of 146,111 shares of Class A ordinary shares by SCH’s shareholders in conjunction with the shareholder vote on the Business Combination contemplated by the Merger Agreement at a meeting held on May 27, 2021.
COMBINED COMPANY
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
MARCH 31, 2021
(In Thousands)

	SCH (Historical)	SoFi (Historical)	Transaction Accounting Adjustments	Note	Pro Forma
Assets
Cash and cash equivalents	$40	$351,283	$253,233	3(a), 3(b)	$604,556
Restricted cash and restricted cash equivalents	—	347,284	—		347,284
Loans	—	4,486,828	—		4,486,828
Servicing rights	—	161,240	—		161,240
Securitization investments	—	462,109	—		462,109
Property, equipment and software	—	82,825	—		82,825
Goodwill	—	899,270	—		899,270
Intangible assets	—	335,719	—		335,719
Operating lease right-of-use assets	—	116,553	—		116,553
Marketable securities held in Trust Account	805,037	—	(805,037)	3(c)	—
Other assets	740	139,126	(7,770)	3(b)	132,096
Total assets	$805,817	$7,382,237	$(559,574)		$7,628,480
Liabilities, temporary equity and permanent equity (deficit)
Liabilities:
Accounts payable, accruals and other liabilities	158,183	421,061	(140,679)	3(b), 3(d), 3(f)	438,565
Promissory note – related party	1,415	—	(1,415)	3(e)	—
Operating lease liabilities	—	138,822	—		138,822
Debt	—	3,827,424	(1,540,000)	3(f)	2,287,424
Residual interests classified as debt	—	114,882	—		114,882
Deferred underwriting fee payable	28,175	—	(28,175)	3(b)	—
Total liabilities	187,773	4,502,189	(1,710,269)		2,979,693
Temporary equity:
Class A ordinary shares, subject to possible redemption	613,044	—	(613,044)	3(g)	—
Redeemable preferred stock	—	3,173,686	(2,853,312)	3(g)	320,374
Permanent equity (deficit):
Common stock	—	—	—	3(g)	—
Preferred shares	—	—	—	3(g)	—
Class A ordinary shares	2	—	77	3(g)	79
Class B ordinary shares	2	—	(2)	3(g)	—
Additional paid-in capital	121,162	583,349	4,521,991	3(g)	5,226,502
Accumulated other comprehensive loss	—	(246)	—	3(g)	(246)
Accumulated deficit	(116,166)	(876,741)	94,985	3(g)	(897,922)
Total permanent equity (deficit)	5,000	(293,638)	4,617,051		4,328,413
Total liabilities, temporary equity and permanent equity (deficit)	$805,817	$7,382,237	$(559,574)		$7,628,480

COMBINED COMPANY
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2021
(In Thousands, Except Share and Per Share Amounts)

	SCH (Historical)	SoFi (Historical)	Transaction Accounting Adjustments	Note	Pro Forma
Interest income
Loans	$—	$77,221	$—		$77,221
Securitizations	—	4,467	—		4,467
Related party notes	—	211	—		211
Other	20	629	(20)	3(h)	629
Total interest income	20	82,528	(20)		82,528
Interest expense
Securitizations and warehouses	—	29,808	(7,021)	3(i)	22,787
Corporate borrowings	—	5,008	—		5,008
Other	—	432	—		432
Total interest expense	—	35,248	(7,021)		28,227
Net interest income	20	47,280	7,001		54,301
Noninterest income
Loan origination and sales	—	110,345	—		110,345
Securitizations	—	(2,036)	—		(2,036)
Servicing	—	(12,109)	—		(12,109)
Technology Platform fees	—	45,659	—		45,659
Other	—	6,845	—		6,845
Total noninterest income	—	148,704	—		148,704
Total net revenue	20	195,984	7,001		203,005
Noninterest expense
Technology and product development	—	65,948	—		65,948
Sales and marketing	—	87,234	—		87,234
Cost of operations	—	57,570	—		57,570
General and administrative	60,415	161,697	(89,920)	3(j)	132,192
Total noninterest expense	60,415	372,449	(89,920)		342,944
Loss before income taxes	(60,395)	(176,465)	96,921		(139,939)
Income tax expense	—	(1,099)	—		(1,099)
Net loss	(60,395)	(177,564)	96,921		(141,038)
Other comprehensive loss
Foreign currency translation adjustments, net	—	(80)	—		(80)
Total other comprehensive loss	—	(80)	—		(80)
Comprehensive loss	$(60,395)	$(177,644)	$96,921		$(141,118)
Net loss per share
Basic and diluted weighted average shares outstanding, Class A ordinary shares subject to possible redemption	67,342,389	n/a			n/a
Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	$0.00	n/a			n/a
Basic and diluted weighted average shares outstanding(1)	33,282,611	66,647,192		3(l)	794,692,813
Basic and diluted net loss per share(1)	$(1.82)	$(2.81)		3(l)	$(0.18)
___________________
(1)Net loss per share is based on:
•SCH — weighted average number of shares of SCH Class A and Class B ordinary shares outstanding for the three months ended March 31, 2021.
•SoFi — weighted average number of shares of SoFi common stock outstanding for the three months ended March 31, 2021.
•Pro forma — number of shares of Class A ordinary shares of SoFi Technologies outstanding after giving effect to the Business Combination.

COMBINED COMPANY
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020
(In Thousands, Except Share and Per Share Amounts)

	SCH (Historical)	SoFi (Historical)	Transaction Accounting Adjustments	Note	Pro Forma
Interest income
Loans	$—	$330,353	$—		$330,353
Securitizations	—	24,031	—		24,031
Related party notes	—	3,189	—		3,189
Other	17	5,964	(17)	3(h)	5,964
Total interest income	17	363,537	(17)		363,537
Interest expense
Securitizations and warehouses	—	155,150	(37,118)	3(i)	118,032
Other	—	30,456	—		30,456
Total interest expense	—	185,606	(37,118)		148,488
Net interest income	17	177,931	37,101		215,049
Noninterest income
Loan origination and sales	—	371,323	—		371,323
Securitizations	—	(70,251)	—		(70,251)
Servicing	—	(19,426)	—		(19,426)
Technology Platform fees	—	90,128	—		90,128
Other	—	15,827	—		15,827
Total noninterest income	—	387,601	—		387,601
Total net revenue	17	565,532	37,101		602,650
Noninterest expense
Technology and product development	—	201,199	—		201,199
Sales and marketing	—	276,577	—		276,577
Cost of operations	—	178,896	—		178,896
General and administrative	55,788	237,381	656	3(j), 3(k)	293,825
Total noninterest expense	55,788	894,053	656		950,497
Loss before income taxes	(55,771)	(328,521)	36,445		(347,847)
Income tax benefit	—	104,468	—		104,468
Net loss	(55,771)	(224,053)	36,445		(243,379)
Other comprehensive loss
Foreign currency translation adjustments, net	—	(145)	—		(145)
Total other comprehensive loss	—	(145)	—		(145)
Comprehensive loss	$(55,771)	$(224,198)	$36,445		$(243,524)
Net loss per share
Basic and diluted weighted average shares outstanding, Class A ordinary shares subject to possible redemption	72,920,468	n/a			n/a
Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	$0.00	n/a			n/a
Basic and diluted weighted average shares outstanding(1)	22,074,445	42,374,976		3(l)	794,692,813
Basic and diluted net loss per share(1)	$(2.53)	$(7.49)		3(l)	$(0.31)
___________________
(1)Net loss per share is based on:
•SCH — weighted average number of shares of SCH Class A and Class B ordinary shares outstanding for the period from July 10, 2020 (date of inception) through December 31, 2020.
•SoFi — weighted average number of shares of SoFi common stock outstanding for the year ended December 31, 2020.
•Pro forma — number of shares of Class A ordinary shares of SoFi Technologies outstanding after giving effect to the Business Combination.

Note 1 — Description of the Business Combination
On May 28, 2021, SCH consummated the previously announced Business Combination pursuant to the Merger Agreement dated January 7, 2021 between SCH, Merger Sub and SoFi, under which Merger Sub merged with and into SoFi, with SoFi being the surviving corporation as a wholly-owned subsidiary of SCH. In connection with the Business Combination, SCH changed its name to SoFi Technologies, Inc., referred to herein as SoFi Technologies.
Upon the Closing of the Business Combination, SoFi’s stockholders received consideration of $6,570,000 in shares of SoFi Technologies common shares, or 657,000,000 shares based on a stock price of $10 per share, including the dilutive effect (via the treasury stock method for options and warrants) of outstanding stock options, restricted stock units and common stock warrants.
The following table summarizes the pro forma ordinary shares of the Combined Company Class A Common Stock outstanding after giving effect to the Business Combination, excluding the potential dilutive effect of outstanding stock options, restricted stock units and common stock warrants:

	Shares	Ownership (%)
SoFi Stockholders	571,813,924	71.9%
SCH’s public shareholders	80,353,889	10.1%
SCH Sponsor V LLC and related parties	47,525,000	6.0%
Third Party PIPE Investors	95,000,000	12.0%
Total	794,692,813	100.0%
Note 2 — Basis of Presentation
The historical financial information of SCH and SoFi has been adjusted in the unaudited pro forma condensed combined financial information to reflect transaction accounting adjustments related to the Business Combination in accordance with accounting principles generally accepted in the United States.
The Business Combination will be accounted for as a reverse recapitalization because SoFi is the accounting acquirer under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”). The determination is primarily based on the evaluation of the following facts and circumstances:
•The pre-combination equity holders of SoFi hold the majority of voting rights in the Combined Company;
•The pre-combination equity holders of SoFi have the right to appoint a majority of directors on the Combined Company Board;
•Senior management of SoFi comprise the senior management of the Combined Company; and
•Operations of SoFi prior to the Business Combination comprise the only ongoing operations of the Combined Company.
Under the reverse recapitalization model, the Business Combination will be reflected as the equivalent of SoFi issuing stock for the net assets of SCH, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded.
Business Combination costs that are directly attributable and incremental to the Business Combination were deferred and recorded as other assets in the balance sheet leading up until the Business Combination closed. For pro forma purposes, to the extent not already paid, such costs are recorded as a reduction in cash with a corresponding reduction of additional paid-in capital.
The Unaudited Pro Forma Condensed Combined Statements of Operations for the three months ended March 31, 2021 and for the year ended December 31, 2020 include SCH Business Combination expenses of $4,956 and

$462, respectively, which are not expected to have a continuing impact on the results of the Combined Company beyond a year from the Closing.
Note 3 — Pro Forma Adjustments
Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2021
The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2021 are as follows:
3(a)Cash and cash equivalents.   Represents the impact of the Business Combination on the cash and cash equivalents balance of the Combined Company.
The table below represents the sources and uses of funds as it relates to the Business Combination:

	Note
SCH cash and cash equivalents as of March 31, 2021 – pre Business Combination		$40
SoFi cash and cash equivalents as of March 31, 2021 – pre Business Combination		351,283
Total pre Business Combination		351,323
SCH marketable securities held in Trust Account	(1)	805,037
PIPE Financing proceeds – Sponsor and related parties	(2)	275,000
PIPE Financing proceeds – Third parties	(2)	950,000
Payment to redeeming SCH public shareholders	(3)	(1,461)
Payment related to SoFi preferred shareholders	(4)	(21,181)
Payment of loan warehouse facility debt and accrued interest	(5)	(1,541,390)
Payment of deferred underwriting fee payable	(6)	(28,175)
Payment of accrued Business Combination costs of SoFi	(7)	(5,673)
Payment of accrued Business Combination costs and other costs of SCH	(8)	(3,737)
Payment of incremental Business Combination costs of SoFi	(9)	(18,356)
Payment of incremental Business Combination costs and other costs of SCH	(10)	(5,416)
Payment of SCH promissory note	(11)	(1,415)
Repurchase of redeemable common stock	(12)	(150,000)
Total Business Combination adjustments		253,233
Post Business Combination cash and cash equivalents		$604,556
__________________
(1)Represents the amount of the restricted investments and marketable securities held in the Trust account upon consummation of the Business Combination at Closing. (See Note 3(c) Trust account).
(2)Represents the issuance, in a private placement consummated concurrently with the Closing, to PIPE investors of up to 122,500,000 ordinary shares assuming stock price of $10 per share. (See Note 3(g) Impact on equity).
(3)Represents the amount paid to SCH public shareholders who exercised redemption rights. (See Note 3(g) Impact on equity).
(4)In conjunction with the Business Combination, the Series 1 Holders received a cash payment of $21,181, and the Special Payment provision contemplated in Note 9 to the Unaudited Condensed Consolidated Financial Statements of SoFi included elsewhere in this prospectus will no longer be of any effect. (See Note 3(g) Impact on equity).
(5)Represents payment of a portion of our outstanding loan warehouse facility debt and related accrued interest. (See Note 3(f) Payment of loan warehouse facility debt and accrued interest).
(6)Represents payment of deferred underwriting fee payable by SCH (See Note 3(b)(1) Business Combination costs).
(7)Represents payment of SoFi accrued Business Combination costs. (See Note 3(b)(3) Business Combination costs).
(8)Represents payment of accrued Business Combination costs and other costs of SCH. (See Note 3(b)(2) Business Combination costs).
(9)Represents payment of SoFi incremental Business Combination costs. (See Note 3(b)(5) Business Combination costs).
(10)Represents payment of SCH incremental Business Combination costs and other costs. (See Note 3(b)(6) Business Combination costs).
(11)Represents payment of SCH promissory note. (See Note 3(e) Payment of SCH promissory note)
(12)Immediately following the finalization of the Business Combination and on the same date as the Business Combination, SoFi committed to repurchase up to $150,000 of common shares, or 15,000,000 common shares, from a previous SoFi redeemable preferred stockholder. At the finalization of the Business Combination and immediately prior to the repurchase, these common shares were classified within temporary equity as Class A ordinary shares subject to redemption. (See Note 3(g) Impact on equity).
3(b) Business Combination costs.

	SCH Business Combination and other costs		SoFi Business Combination costs			Incremental Business Combination costs of SoFi (5)		Total Business Combination costs adjustments
	Payment of deferred underwriting fee (1)	Payment of accrued expenses (2)	Payment of accrued expenses (3)	Recognition of capitalized unpaid expenses as a reduction to equity proceeds (4)	Recognition of capitalized paid expenses as a reduction to equity proceeds (4)		Incremental Business Combination Costs and other costs of SCH (6)
Cash and cash equivalents	$(28,175)	$(3,737)	$(5,673)	$—	$—	$(18,356)	$(5,416)	$(61,357)
Other assets	—	—	—	(5,673)	(2,097)	—	—	(7,770)
Accounts payable, accruals and other liabilities	—	(3,737)	(5,673)	—	—	—	—	(9,410)
Deferred underwriting fee payable	(28,175)	—	—	—	—	—	—	(28,175)
Additional paid-in capital	—	—	—	(5,673)	(2,097)	(18,356)	(5,416)	(31,542)
___________________
(1)Payment of deferred underwriting fee payable incurred by SCH in the amount of $28,175. (See Note 3(a)(6) Cash and cash equivalents). The unaudited pro forma condensed combined balance sheet reflects payment of these costs as a reduction of cash and cash equivalents, with a corresponding decrease in deferred underwriting fee payable.
(2)Payment of SCH’s accrued transaction costs related to the Business Combination and other costs in the amount of $3,737. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash and cash equivalents, with a corresponding decrease in accounts payable, accruals and other liabilities. (See Note 3(a)(8) Cash and cash equivalents).
(3)Payment of accrued transaction costs specific to SoFi related to the Business Combination in the amount of $5,673. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash and cash equivalents, with a corresponding decrease in accounts payable, accruals and other liabilities. (See Note 3(a)(7) Cash and cash equivalents).
(4)Recognition of SoFi’s capitalized expenses related to the Business Combination in the amount of $7,770 as a reduction to equity proceeds. The unaudited pro forma condensed combined balance sheet reflects these costs as a decrease in other assets, with a corresponding decrease in additional paid-in capital. (See Note 3(g) Impact on equity).
(5)Payment of incremental transaction costs related to the Business Combination incurred by SoFi in the amount of $18,356. (See Note 3(a)(9) Cash and cash equivalents). The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash and cash equivalents, with a corresponding decrease in additional paid-in capital. (See Note 3(g) Impact on equity).
(6)Payment of incremental transaction costs and other costs related to the Business Combination incurred by SCH in the amount of $5,416. (See Note 3(a)(10) Cash and cash equivalents). The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash and cash equivalents, with a corresponding decrease in additional paid-in capital. (See Note 3(g) Impact on equity).
3(c) Trust Account. Represents release of the restricted investments and marketable securities held in the Trust Account upon consummation of the Business Combination. (See Note 3(a)(1) Cash and cash equivalents).
3(d) Series H warrant liabilities. Represents conversion of the Series H warrants into warrants to purchase common stock of the Combined Company upon consummation of the Business Combination. The unaudited pro forma condensed combined balance sheet reflects this adjustment as a reduction of accounts payable, accruals and other liabilities in the amount of $129,879, with a corresponding increase in additional paid-in capital (See Note 3(g) Impact on equity).
3(e) Payment of SCH promissory note. Represents funds from the Business Combination used to repay the SCH promissory note in the amount of $1,415 (See Note 3(a)(11) Cash and cash equivalents).
3(f) Payment of loan warehouse facility debt and accrued interest. Represents funds from the Business Combination used to repay SoFi’s loan warehouse facility debt in the amount of $1,541,390, which is inclusive of accrued interest in the amount of $1,390. The unaudited pro forma condensed combined balance sheet reflects this payment as a reduction of debt in the amount of $1,540,000 and a reduction of accounts payable, accruals and other liabilities in the amount of $1,390, with a corresponding decrease in cash and cash equivalents. (See Note 3(a)(5) Cash and cash equivalents).

3(g) Impact on equity. The following table represents the impact of the Business Combination on the number of Class A ordinary shares and represents the total equity section impact of redemptions by SCH’s shareholders:

		SCH / Combined Company ordinary shares				SoFi Common Stock		Accumulated other comprehensive loss	Additional paid-in capital	Accumulated deficit	Total permanent equity (deficit)	SCH / Combined Company temporary equity				SoFi temporary equity
		Class A		Class B								Class A ordinary shares, subject to possible redemption		Redeemable preferred stock		Redeemable preferred stock
	Note	Shares	Amount	Shares	Amount	Shares	Amount					Shares	Amount	Shares	Amount	Shares	Amount
SCH equity as of March 31, 2021 – pre Business Combination		19,198,460	$2	20,125,000	$2	—	$—	$—	$121,162	$(116,166)	$5,000	61,301,540	$613,044	—	$—	—	$—
SoFi equity as of March 31, 2021 – pre Business Combination		—	—	—	—	68,291,780	—	(246)	583,349	(876,741)	(293,638)	—	—	—	—	256,459,941	3,173,686

Business Combination pro forma equity adjustments:
Conversion of redeemable preferred stock warrants	3(d)	—	—	—	—	—	—	—	129,879	—	129,879	—	—	—	—	—	—
Reclassification of SCH’s redeemable shares to Class A ordinary shares		61,301,540	6	—	—	—	—	—	613,038	—	613,044	(61,301,540)	(613,044)	—	—	—	—
Less: redeemed shares	3(a)(3)	(146,111)	—	—	—	—	—	—	(1,461)	—	(1,461)	—	—	—	—	—	—
Sponsor and related parties		20,025,000	2	(20,025,000)	(2)	—	—	—	—	—	—	—	—	—	—	—	—
Forfeiture of Class B ordinary shares		—	—	(100,000)	—	—	—	—	—	—	—	—	—	—	—	—	—
PIPE Financing proceeds – Sponsor and related parties	3(a)(2)	27,500,000	3	—	—	—	—	—	274,997	—	275,000	—	—	—	—	—	—
PIPE Financing proceeds – Third parties	3(a)(2)	95,000,000	9	—	—	—	—	—	949,991	—	950,000	—	—	—	—	—	—
Elimination of historical SoFi common stock		—	—	—	—	(68,291,780)	—	—	—	—	—	—	—	—	—	—	—
Elimination of historical SoFi redeemable preferred stock		—	—	—	—	—	—	—	2,853,312	—	2,853,312	—	—	—	—	(253,225,941)	(2,853,312)
Conversion of Series 1 preferred shares		—	—	—	—	—	—	—	—	—	—	—	—	3,234,000	320,374	(3,234,000)	(320,374)
Shares issued to SoFi stockholders as consideration		571,813,924	57	—	—	—	—	—	(150,057)	—	(150,000)	15,000,000	150,000	—	—	—	—
Repurchase of common stock	3(a)(12)	—	—	—	—	—	—	—	—	—	—	(15,000,000)	(150,000)	—	—	—	—
SoFi’s capitalized expenses related to the Business Combination	3(b)(4)	—	—	—	—	—	—	—	(7,770)	—	(7,770)	—	—	—	—	—	—
Incremental Business Combination costs of SoFi	3(b)(5)	—	—	—	—	—	—	—	(18,356)	—	(18,356)	—	—	—	—	—	—
Incremental Business combination costs and other costs of SCH	3(b)(6)	—	—	—	—	—	—	—	(5,416)	—	(5,416)	—	—	—	—	—	—
Payment related to SoFi redeemable preferred stockholders	3(a)(4)	—	—	—	—	—	—	—	—	(21,181)	(21,181)	—	—	—	—	—	—
Elimination of historical accumulated deficit of SCH		—	—	—	—	—	—	—	(116,166)	116,166	—	—	—	—	—	—	—
Total Business Combination pro forma equity adjustments:		775,494,353	77	(20,125,000)	(2)	(68,291,780)	—	—	4,521,991	94,985	4,617,051	(61,301,540)	(613,044)	3,234,000	320,374	(256,459,941)	(3,173,686)
Post-Business Combination		794,692,813	$79	—	$—	—	$—	$(246)	$5,226,502	$(897,922)	$4,328,413	—	$—	3,234,000	$320,374	—	$—

Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations for the three months ended March 31, 2021 and the year ended December 31, 2020
The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 and the year ended December 31, 2020 are as follows:
3(h) Exclusion of interest earned on marketable securities held in Trust Account. Represents elimination of interest earned on marketable securities held in Trust Account.
3(i) Interest expense. Represents elimination of the interest expense incurred during the three months ended March 31, 2021 and the year ended December 31, 2020 following the repayment of SoFi’s loan warehouse facility debt in connection with the Business Combination (See Note 3(f) Payment of loan warehouse facility debt and accrued interest).
3(j) Change in fair value of the Series H warrant liabilities. Represents elimination of the change in fair value of the warrant liabilities as a result of conversion of the Series H warrants into warrants to purchase common stock of the Combined Company upon consummation of the Business Combination (See Note 3(d) Series H warrant liabilities).
3(k) Nonrecurring expense related to payment made to SoFi redeemable preferred stockholders. Reflects expense related to a payment made to certain redeemable preferred stockholders in conjunction with the Business Combination, in the amount of $21,181 for the year ended December 31, 2020 (See Note 3(a)(4) Cash and cash equivalents). This payment was accounted for as an embedded derivative, which was not clearly and closely related to the host contract.Therefore, the redeemable preferred stockholder payment made at the closing of the Business Combination is recognized as noninterest expense — general and administrative in SoFi’s Consolidated Statements of Operations and Comprehensive Loss.
3(l) Net loss per share. Represents pro forma net loss per share based on pro forma net loss and 794,692,813 total shares outstanding upon consummation of the Business Combination (See Note 3(g) Impact on equity). For each period presented, there is no difference between basic and diluted pro forma net loss per share, as the inclusion of all potential Class A ordinary shares of the Combined Company outstanding would have been anti-dilutive.

Letter From Our Chief Executive Officer to New Employees
Upon arriving to SoFi, new employees receive the below letter from Anthony Noto, our chief executive officer, welcoming them to the company and underscoring his passion for our company mission and culture alike.

Letter from our CEO

Welcome to SoFi!

We could not be more thrilled to have you join us in our mission to help our members achieve financial independence to realize their ambitions!! Financial independence, in its simplest form, is having enough money to do what you want. For some, that is the ability to own a home. Others, it's the confidence in their financial foundation to have children or to pursue the career and lifestyle they aspire to have. While for others, it's about being able to retire early. Whatever our members' ambitions are, the one commonality is that they need to have enough money to achieve those ambitions. I know it's odd to equate money with happiness and realizing ambitions, but that is the reality of the world we live in today.

I came from nothing, so I know the opposite reality of not having enough money to do what you want. See, my mom and dad got divorced when I was 3. My younger brother Tom was less than a year old and my older brother George was 5. My mom, Roseanne, did not graduate from high school -- not because she wasn't driven or smart, but because her mom died from leukemia when she was 17 and she had to leave school to help my grandfather and raise my uncle Anthony. I know what it's like to be on welfare, to use food stamps, to be a free lunch kid, and to sleep in the same bed as my brother. I am proud of all of those things because it taught me what I could never learn in school or on the field. But, I am prouder still that my Mom found a way to make it in life. In fact, more than make it. She, and later my stepdad, were able to earn enough money to move us from an apartment complex to a townhouse, and then finally, to our own house. Along the way, my family was able to reach that point of financial independence: by going to the best public schools, playing every sport imaginable, using sports to get us into college, and, eventually, landing great jobs.

I never thought I would see a day when doctors and lawyers would struggle to have the financial foundation to grow their family, buy a house, or live the dreams an accomplished profession should afford. But the reality has become that, even people who have done well in school and in their career don't have the financial means to realize their ambitions.

So why do I SoFi? I SoFi because I am incredibly passionate about changing the arc of peoples' lives -- helping them get to where my family got without help, guidance or a company like SoFi. I joined SoFi because I believe we can impact people in such a dramatic way by helping them get their money right. Every day since I joined SoFi in February 2018 has only made my passion and my conviction stronger. We are on the ride of a lifetime and I could not be happier or more excited that you have decided to join our team. We would be failing you, our shareholders, and our members if we didn't challenge you to reach higher than you have ever reached before. You have my word that we will challenge you in expected ways and at unexpected times. I only ask that you answer the bell when we ring it, and that when you get knocked down 9 times, you get up 10.

While the "what we do" is critical, it's by no means sufficient. In fact, the "how we do" is just as important. Lots of people talk about having a great culture and the positive impact it can have. At SoFi, we talk about having THE BEST CULTURE IN THE WORLD. "Great" isn't even close to being good enough. I believe there is no other standard or level that will be acceptable. Why? Very simply: having the best culture in the world does not take capital, patents, unique technologies or being the biggest and the most valuable company. What it takes is leadership, alignment, and accountability. I will not stop, nor will I settle, until we have the BEST CULTURE IN THE WORLD. Not the second, not the third, not even tied for first...but undeniably and unquestionably the BEST. This is #WhyISoFi. If you want to be a part of the journey on our mission to change the world, then let's go. As you'll often hear me say...FRESH HORSES WE RIDE!!

Anthony Noto
CEO

BUSINESS
Unless the context otherwise requires, all references in this section to the “company”, “we”, “us”, or “our” refer to the business of Social Finance, Inc. and its subsidiaries prior to the consummation of the Business Combination.
Company Overview
We are a member-centric, one-stop shop for financial services that allows members to borrow, save, spend, invest and protect their money. Our mission is to help our members achieve financial independence in order to realize their ambitions. To us, financial independence does not mean being wealthy, but rather represents the ability of our members to have the financial means to achieve their personal objectives at each stage of life, such as owning a home, having a family, or having a career of their choice — more simply stated, to have enough money to do what they want. We were founded in 2011 and have developed a comprehensive suite of financial products that offers the speed, selection, content and convenience that only an integrated digital platform can provide.
In order for us to achieve our mission, we have to help people get their money right, which means providing them with the ability to borrow better, save better, spend better, invest better and protect better. Everything we do today is geared toward helping our members “Get Your Money Right” and we strive to innovate and build ways for our members to achieve this goal.
We believe that consumers with high earnings and very good credit are underserved by the disparate financial services offerings available in today’s market. There are approximately 500 million U.S. accounts in FDIC insured banks and approximately 50% of those accounts are with the largest 15 U.S. banks. In addition, more than 50% of Americans use more than one bank for their financial services, and a majority of these people cite the lack of a single platform capable of providing the services and solutions they need as the reason. Based on the market capitalization of leading U.S. financial institutions, we estimate the market for financial services to be approximately $2.0 trillion, representing a substantial and compelling opportunity for us to attract members to our digital native, technology-driven platform with products and services that satisfy the needs of members at every important financial decision in their lives.
We have created an innovative financial services platform designed to offer best-in-class products to meet the broad objectives of our members and the lifecycle of their financial needs. Since our inception through March 31, 2021, we have served approximately 2.3 million members who have used approximately 3.2 million products on our platform. We define a member as someone who has a lending relationship with us through origination or servicing, has opened a financial services account, has linked an external account to our platform, or has signed up for our credit score monitoring service. Once someone becomes a member, they are always considered a member unless they violate our terms of service. This means that our members have continuous access to our CFPs, our career advice services, our member events, all of our content, educational material, news, tools and calculators at no cost to the member. Additionally, our mobile app and website have been designed with a member home feed that is personalized and delivers content to a member about what they must do that day in their financial life, what they should consider doing that day in their financial life, and what they can do that day in their financial life. We have experienced accelerating year-over-year member growth for the past seven consecutive quarters. We believe we have just scratched the surface, and that we are in the early stages of the digital transformation of financial services. As a result, we have a substantial opportunity to continue to grow our member base and increase the number of products members use on our platform.
Our Differentiation
In order to build best-in-class offerings, we focus on four differentiators: fast, selection, content and convenience.
(1)Fast — We aspire to be the fastest place for our members to responsibly do anything, whether it’s applying for a loan, getting a funded loan, opening an account, buying or selling a stock, uploading a mobile check, getting access to money, paying a friend, or accessing relevant financial content. Our products are all digital and we have a culture of iteration to help drive faster and faster services.

(2)Selection — Given the digital nature of our products, the permutations of features and services that can be made available to our members across their needs to borrow, save, spend, invest and protect are significant. We will continue to iterate, learn and innovate to broaden our selection in the same way we did by providing our members with the ability to buy single stocks without commissions, purchase fractional shares, invest in SoFi proprietary robo-advisory portfolios, and invest in SoFi-branded Exchange-Traded Funds.
(3)Content — Our financial education, insights, research content, actionable tools and advice are designed to provide meaningful value for our members. Our carefully-crafted and personalized content is offered through our member home feed and is designed to help our members get their money right. We strive to provide digestible financial education, meaningful answers, salient information, advice, credit scores, financial calculators, investment research and financial news that enhance member loyalty and increase the likelihood that members will use additional SoFi products in the future.
(4)Convenience — We hold ourselves accountable to providing the most convenient member experience possible in terms of ease of use, ubiquity, functionality, simplicity and responsive customer service. Our long-term goal is to provide the most convenient 24x7 service and dispel the historical construct of financial service availability based on a 9-5 Monday through Friday work day.
Each product we offer is delivered in a member-centric way and is built and enhanced with these differentiators in mind. We believe that our member-centric one stop shop for financial services serves as a competitive differentiator for us relative to other financial services providers.
We offer our members a full suite of financial products and services all in one common mobile platform. To complement these products and services, we believe in building vertically-integrated technology platforms designed to manage and deliver the suite of our solutions to our members in a low-cost and differentiated manner.
Lending Solutions:   We offer multiple loan products, such as student loans, personal loans and home loans, designed to serve the lifecycle needs of our members. Since our inception through March 31, 2021, we have originated approximately $63 billion of loans and believe our proprietary underwriting models predicated on data and scale help us better understand and manage risk and help us achieve a potential gain on sale through our whole loan or securitizations channels.
Financial Services Solutions:   We offer a suite of financial services solutions, including cash management and investment services across our SoFi Money, SoFi Invest, SoFi Credit Card and SoFi Relay products. SoFi Money is a digitally-native, mobile cash management experience for our members. SoFi Invest is a mobile-first investment platform offering members access to trading and advisory solutions, such as active investing, robo-advisory and cryptocurrency accounts. SoFi Credit Card offers a rewards program that provides double the rewards when the cardholder redeems them into SoFi Money, SoFi Invest or SoFi personal or student loans. To complement these products, we offer financial tracking through SoFi Relay, and partner with other enterprises through loan referrals and our SoFi At Work service. We have also developed a financial services marketplace platform branded Lantern Credit to help applicants that do not qualify for SoFi products with alternative products, as well as providing a product comparison experience. Finally, through SoFi Protect, we offer third-party insurance products through partnerships.
Our Strategy
The Financial Services Productivity Loop
We believe that gaining our members’ trust and developing a relationship with our members is central to our success as a financial services platform. Moreover, we believe that some of the current frictions faced by other financial institutions are caused by a disjointed and non-seamless product experience, and an inability to offer a comprehensive, integrated suite of products in one digital native experience to meet a customer’s holistic financial needs. Through our mobile technology and continuous effort to improve each of our financial services offerings, we believe we are building a digital mobile native financial services platform that members can access for all of their financial services needs.

Our strategy, what we refer to as the “Financial Services Productivity Loop”, is centered around building trust and a lifetime relationship with our members, which we believe will help build a sustainable competitive advantage. In order to deliver on our strategy, we must develop best in class unit economics and best in class products that build trust and reliability between our members and our platform. When we do this on a member’s first product, and they later consider using a second product, we believe they are more likely to start with our platform and that we have a higher chance that they will select one of our products to meet their other financial needs. This would result in delivering more revenue per member without incurring additional member acquisition costs, resulting in higher lifetime value per member. This also reinforces the benefits of our platform, which simplifies the entire financial ecosystem for our members, helping them get their money right. We are able to use the increased profits to further improve member benefits and product experience.
We believe we are in the early stages of realizing the benefits of the Financial Services Productivity Loop, as increasing numbers of our members are using multiple products on our platform. From the first quarter of 2020 to the first quarter of 2021, the number of our members who have used more than one of our product offerings grew 171% from approximately 216,000 to approximately 585,000.
In addition to realizing the benefits of more of our members adopting multiple SoFi products, both in terms of additional revenue and lower member acquisition costs per product, the Financial Services Productivity Loop strategy delivers operating and technology efficiencies to deliver better unit economics on a per product basis. One of the success factors of our lending business is that it is vertically integrated across our technology stack, risk protocols and operations processes. This vertical integration has led to strong lending unit economics and first quarter 2021 contribution profit margin of 59%, which is defined as contribution profit divided by total net revenue for the Lending segment.
We believe that by participating in the entire technology ecosystem powering digital financial services, we not only reduce costs to operate our member-centric business, but also deliver increasing value to our enterprise customers. To that end, in May 2020, we acquired Galileo, which has allowed us to vertically integrate across more of our financial services, which we believe will help us achieve better unit economics.
National Bank Charter
A key element of our long-term strategy is to secure a national bank charter, which we believe would enhance the profitability of our Lending segment and SoFi Money. While we currently rely on third-party bank holding companies to provide banking services to our members, securing a national bank charter would, among other things, allow us to provide members and prospective members broader and more competitive options across their financial services needs, including deposit accounts, and lower our cost to fund loans (by utilizing our SoFi Money members’ deposits to fund our loans), which would enable us to offer lower interest rates on loans to members as well as offer higher interest rates on SoFi Money accounts, all while continuing not to charge non-interest based fees.

In October 2020, we received preliminary, conditional approval from the OCC for our application for a national bank charter. Final OCC approval is subject to a number of preopening requirements. In March 2021, we entered into an agreement to acquire Golden Pacific Bancorp, Inc., a bank holding company (“Golden Pacific”), and its wholly-owned subsidiary, Golden Pacific Bank, National Association, a national bank (“Golden Pacific Bank”), for a total cash purchase price of $22.3 million. The acquisition is subject to regulatory approval, including approval from the OCC of a revised business plan for the acquiree national bank, and approval from the Federal Reserve to become a bank holding company and for a change of control, and other customary closing conditions. In March 2021, we submitted an application to the Federal Reserve to become a bank holding company. The application review process is ongoing.
In order to be compliant with all applicable regulations, to operate to the satisfaction of the banking regulators, and to successfully execute our business plan for the bank, SoFi has been building out the required infrastructure to run the bank and to operate as a bank holding company. This effort spans our people and organization, technology, marketing/product management, risk management, compliance, and control functions. We have invested and expect to continue to invest substantial time, money and human resources towards bank readiness, and towards the regulatory approval process. During the three months ended March 31, 2021, we incurred direct costs associated with securing a national bank charter of $5.5 million, which consisted primarily of professional fees and compensation and benefits costs. While largely dependent on the timing of the regulatory approvals, we estimate that we could incur additional costs of approximately $6 million to $10 million through the remainder of the regulatory approval process.
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Operating Results—National Bank Charter” included elsewhere in this prospectus for our expectations of costs associated with the operation of a national bank after securing a national bank charter. See “—Government Regulation—Bank Acquisition” herein and “Risk Factors—Regulatory, Tax and Other Legal Risks” included elsewhere in this prospectus for additional information.
Our Products
We offer a suite of financial products all in one digital native application to help members get their money right. In 2011, we started our company with an innovative approach to the private student loan market and later expanded our lending product offerings to include personal loans and home loans. Over the last two years, we have expanded our overall strategy to not only include products that enable our members to borrow better, but also to save better, spend better, invest better and protect better. In the first quarter of 2019, we launched SoFi Money, SoFi Invest and SoFi Relay. In that same quarter, we also redesigned our end-to-end approach to mortgage lending and relaunched home loans. In the third quarter of 2019, we introduced in-school loans and in the third quarter of 2020, we launched SoFi Credit Card, which was expanded to a broader market in the fourth quarter of 2020.
In addition, we built a social area within our mobile application, which we refer to as the member home feed. In the member home feed, we show our members what is happening in their financial lives through personalized cards with relevant content, news and tools. Our goal is for these cards to help our members answer three questions every day: what must you do in your financial life; what should you consider doing in your financial life; and what can you do in your financial life. Through the member home feed, there are significant opportunities to build frequent engagement and, to date, the member home feed has been an important and additional driver of new product adoption. The member home feed is an important part of our strategy and our ability to use data as a competitive advantage.

Lending Segment
Our origins are in student loans. On the strength of our capabilities in student lending, we expanded into personal loans and home loans and, since 2011 through March 31, 2021, we have originated approximately $63 billion of loans. We believe that our market opportunity within each of these lending channels is significant. Our lending process primarily leverages an in-application, digital borrowing experience, which we believe serves as a competitive advantage as digital lending becomes increasingly ubiquitous.
Student Loans.   We primarily operate in the student loan refinance space, with a focus on super-prime graduate school loans. Recently, we expanded into “in-school” lending, which allows members to borrow funds while they attend school. We offer flexible loan sizes and repayment options, as well as competitive rates, on our student loan refinancing and in-school loan products. The weighted average origination FICO of our student loan members who took out a loan in the first quarter of 2021 was 774.
Personal Loans.   We primarily originate personal loans for debt consolidation purposes and home improvement projects. We offer fixed and variable rate loans with no origination fees and flexible repayment terms, such as unemployment protection. The weighted average origination FICO of our personal loan members who took out a loan in the first quarter of 2021 was 762. There are other personal loan purposes or channels that we have not aggressively pursued, which we believe could represent opportunities for us in the future.
Home Loans.   We have historically offered agency and non-agency loans for members purchasing a home or refinancing an existing mortgage. On our home loan products, we offer competitive rates, flexible down-payment options for as little as 5% and educational tools and calculators. The weighted average origination FICO of our home loan members who took out a loan in the first quarter of 2021 was 762.
A key element of our underwriting process is the ability to facilitate risk-based interest rates that are appropriate for each loan. Using our proprietary risk models, we project quarterly loan performance results, including expected losses and prepayments. The outcome of this process helps us determine a more data-driven, risk-based interest rate that we can offer our members.
We have built a comprehensive underwriting process across each lending product that is focused on willingness to pay (credit), ability to pay (income verification), and capacity to pay (debt service in relation to other loans). Our student loan and personal loan underwriting models consider credit reports, industry credit and bankruptcy prediction models, custom credit assessment models, and debt capacity analysis, as indicated by borrower free cash flow (defined as borrower monthly net income less revolving and installment payments less housing payments). Our minimum FICO requirements are 650 for student loan refinancing, 680 for in-school loans (primary or co-signer) and 680 for personal loans. Home loans originated by us that are agency conforming loans are subject to Automated Underwriting System credit, debt service, and collateral eligibility established by Fannie Mae. Existing members generally experience a higher approval rate than new members, subject to the member being in good standing on their existing products. Home loans originated by us that are non-agency are subject to SoFi Home Loans credit criteria, including a minimum tri-bureau credit score, established credit history requirements, income verification, as well as maximum qualified mortgage limits on debt to income service and caps on LTV (loan to value) based on an accredited appraisal. We also leverage our data to streamline the application process for our members through automation.
The following table presents additional information on our terms for our lending products as of March 31, 2021:

Product	Loan Size	Rates(1)	Term
Student Loan Refinancing	$5,000+ (2)	Variable rate: 2.25% – 6.62%	5 – 20 years
Fixed rate: 2.99% – 7.18%
In-School Loans	$5,000+ (2)	Variable rate: 1.84% – 12.63%	5 – 15 years
Fixed rate: 4.23% – 11.26%
Personal Loans	$5,000 – $100,000 (2)	Fixed rate: 5.99% – 19.10%	2 – 7 years
Home Loans	$98,000 – $548,250 (Conforming 2021 Normal Cost Areas)	Fixed rate: 2.13% – 4.75%	15 or 30 years
OR
	$822,375 (2) (Conforming 2021 High Cost Areas)		15 or 30 years
__________________
(1)Loan annual percentage rates presented reflect an auto-pay discount.
(2)Minimum loan size may be higher within certain states due to legal or licensing requirements.
Our lending business is primarily a gain-on-sale model, whereby we seek to originate loans at an efficient cost and profit on these loans when we sell them into either our whole loan or securitization channels, the former of which are primarily comprised of large financial institutions, such as bank holding companies. We aim to sell our loans at a premium to par, which compensates us for the costs to originate the loans and provides us a profit. Prior to selling our loans, we hold our loans on our consolidated balance sheets at fair value and primarily rely upon warehouse financing and our own capital to enable us to expand our origination capabilities. We finance our personal loans, home loans and student loans via a combination of warehouse facilities, which had $5.9 billion and $6.4 billion of capacity as of March 31, 2021 and December 31, 2020, respectively, and our equity capital. As of March 31, 2021 and December 31, 2020, we utilized $1.9 billion and $2.4 billion, respectively, of our warehouse facility capacity. If we are successful in securing a national bank charter, we believe we would be able to lower our cost of funding by utilizing our SoFi Money members’ deposits to fund our loans.
We retain servicing rights to our originated loans (other than home loans), and believe our servicing function is an important asset because of the connection to the member it affords us throughout the life of the loan. We directly service all of the personal loans that we originate. We act as master servicer for, and rely on sub-servicers to directly service, all of our student loans, credit cards and FNMA conforming home loans. We believe this ongoing relationship with our members enhances the effectiveness of our Financial Services Productivity Loop by increasing member touchpoints and driving the number of products per member.
Our platform supports the full transaction lifecycle, including credit application, underwriting, approval, funding and servicing. Through data derived at loan origination and throughout the servicing process, SoFi has life of loan performance data on each loan in its ecosystem, which provides a meaningful data asset.

Financial Services Segment
Our digital suite of financial services products, by nature, provide more daily interactions with our members and is, therefore, differentiated from our lending products, which inherently have less consistent touchpoints with our members. Our Financial Services segment primarily includes SoFi Money, SoFi Invest (including active investing, robo-advisory and cryptocurrency accounts), content (including SoFi Relay, a product which allows members to track all of their financial accounts in one place and track their credit score), SoFi Credit Card, and SoFi Protect (whereby we offer third-party insurance products through partnerships).
We earn revenues in connection with our Financial Services segment through various partnerships and our SoFi Money and SoFi Invest products in the following ways:
•Referral fees: Through strategic partnerships, we earn a specified referral fee in connection with referral activity we facilitate through our platform, which is not directly tied to a particular Financial Services product. The referral fee is paid to us by third-party partners that offer services to end users who do not use one of our product offerings, but who were referred to the partners through our platform. As such, the third-party enterprise partners are our customers in these referral arrangements.
•Payment network fees: We earn payment network fees, which primarily constitute interchange fees, from our SoFi Money product. These fees are remitted by merchants and are calculated by multiplying a set fee percentage (as stipulated by the debit card payment network) by the transaction volume processed through such network. We arrange for performance by a card association and the bank issuer to enable certain aspects of the SoFi branded transaction card process. We enter into contracts with both parties that establish the shared economics of SoFi Money branded transaction cards. Historically, these fees have not been a significant portion of total net revenue.
•Enterprise service fees: These fees are earned in connection with services we provide to enterprise partners to facilitate transactions for the benefit of their employees, such as 529 plan contributions or student loan payments through our At Work product, which represents our single performance obligation in the arrangements. Historically, these fees have been an immaterial component of our total net revenue.
•Brokerage fees: We earn brokerage fees from our share lending and pay for order flow arrangements related to our SoFi Invest product (for which Apex serves as principal), exchange conversion services and digital assets activity. In our share lending arrangements and pay for order flow arrangements with Apex, we do not oversee the execution of the transactions by our members, but benefit through a negotiated multi-year revenue sharing arrangement, since our members' brokerage activity drives the share lending and pay for order flow volume. Apex connects with market makers (order flow) and institutions (share lending) to facilitate the service and is responsible for execution. Apex carries inventory risk with the share lending program and ultimately is responsible for successful order routing to market makers that trigger the pay for order flow revenue. Apex sets the gross price and negotiates with market makers and institutions as part of our order flow and share lending arrangements. We have no discretion or visibility into this pricing and, instead, negotiate a net fee for our order flow and share lending arrangements, which is settled with Apex rather than with market makers or other institutions. In our digital assets arrangements, our fee is calculated as a negotiated percentage of the transaction volume. In our exchange conversion arrangements, we earn fees for exchanging one currency for another. Historically, these fees have not been a significant portion of our total net revenue. Our arrangements with Apex are governed by an agreement which contains certain minimum monthly requirements and which is terminable by either party upon notice. Although we no longer have an equity method investment in Apex as of March 31, 2021, Apex will continue to provide the services under this agreement.
•Net interest income: Our SoFi Invest and SoFi Money products also generate net interest income based on the cash balances held in these accounts. Historically, this income has not been a significant portion of our total net revenue.

SoFi Money

SoFi Money is a mobile-first cash management account offered by SoFi Securities LLC, a FINRA registered broker dealer. The SoFi Money account is a brokerage account powered by the SoFi application and SoFi Money Debit Card. We believe SoFi Money is well positioned with our members and prospective members because our digital money platform allows members to spend, save and earn interest and rewards in flexible ways, all within our mobile application. Finally, our “vaults” feature provides a nimble account balance mechanism that can facilitate budgeting and saving, and provides members with enhanced tracking visibility toward their financial goals.

As we are not currently a bank holding company, we rely on partner bank holding companies to provide cash management services to our members through our bank sweep program at our broker-dealer subsidiary, wherein our members may place funds on deposit with us that are then swept out and placed on deposit with partner banks. As part of this program, interest income is generated through the deposits sitting at the Member Banks (as defined later in this prospectus), which rates are determined with each bank and are variable in nature. We create and manage the digital, mobile cash management experience for our members. Currently, we invest in member acquisition marketing and member rewards to incentivize our members to house their cash management on the SoFi platform. We earn payment network fees on member expenditures through SoFi-branded debit cards issued by one of our partner bank holding companies. These payment network fees are reduced by fees payable to card associations and the issuing bank holding company.

The Bancorp Bank (“Bancorp”) is the issuer of all SoFi Money debit cards and sponsors access to debit networks for payment transactions, funding transactions and associated settlement of funds under a sponsorship agreement with SoFi Securities. Additionally, Bancorp provides sponsorship and support for ACH, check, and wire transactions along with associated funds settlement. The SoFi Money product also utilizes a sweep administrator, UMB Bank, National Association (“UMB”), to sweep funds to and from the SoFi Money program banks, as necessary, under a program broker agreement between SoFi Securities and UMB and program account and program bank agreements with a variety of sweep program banks. The SoFi Securities agreement with Bancorp provides for receipt by Bancorp of program revenue and transaction fees, and is subject to a minimum monthly card activity fee. The agreement with Bancorp is terminable by SoFi Securities with 120 days prior notice. The program broker agreement between SoFi Securities and UMB provides for one-year terms that automatically renew and is terminable by either party with at least 90 days’ written notice prior to the end of the current term. The program account agreements and program bank agreements between SoFi Securities, UMB and the sweep banks provide for the rate of interest payable on the balances in a member’s SoFi Money account and include certain maximum transfer requirements on transfers. These arrangements are generally terminable upon termination of SoFi Securities’ sweep arrangement with UMB.

SoFi Invest

SoFi Invest is a digital brokerage service that offers multiple ways to invest, and gives members access to active investing, robo-advisory and cryptocurrency services. Our active investing service enables members to buy and sell stocks and ETFs. Our robo-advisory service offers managed portfolios of stocks, bonds and ETFs. Our cryptocurrency service allows members to buy and sell select cryptocurrencies. Furthermore, our innovative “stock bits” feature allows members to purchase fractional shares in various companies. Through our “stock bits” offering, members with SoFi Invest active brokerage accounts may buy or sell fractional shares in a variety of equity securities. Members can place orders in dollars or shares. During the course of a trading day, all member orders are consolidated into a single order for each equity security, which may be a sell or buy order. These fractional orders are rounded up to the next whole share and executed as a market order prior to market close on a standard trading day. Following market close, we allocate the trades to each individual member. We maintain an insignificant stock inventory of between two and ten shares for each issuer for whose securities we provide fractional trading in order to facilitate “stock bits” trades. This stock inventory is recorded within other assets in our Consolidated Balance Sheets and was not material as of any of the balance sheet dates presented in this prospectus, nor were our revenues earned and expenses incurred associated with the “stock bits” feature material during any of the income statement periods presented in this prospectus.

Our interactive investing experience fosters virality by allowing members to engage with other investors’ activity on the platform. Finally, consistent with our aim to “Get Your Money Right” and as part of our commitment to helping our members, we provide access to CFPs at no cost to the member. Additionally, we provide introductory brokerage services to our members and have invested heavily over the past few years to create an appealing mobile investing experience. Although we currently do not charge trading fees, with the exception of cryptocurrency trades, our ecosystem benefits from increasing SoFi Invest members by virtue of interest income we earn on cash balances, and we view SoFi Invest as an attractive first product for members who may later become SoFi Money product holders or borrow with SoFi. We also earn brokerage revenue through share lending and pay for order flow arrangements.
Other

Our remaining activities within the financial services space relate to: our SoFi Credit Card product, which we launched to a broader market in the fourth quarter of 2020; SoFi Relay, (as further discussed below); other financial content on our member home feed, which is native to the SoFi mobile application; insurance partnerships under SoFi Protect; Lantern Credit, which is an independent financial services aggregator providing marketplace lending product offerings; and various enterprise partnerships. SoFi Relay personal finance management product is a complementary offering to our members through which they can intuitively track both their short-term and long-term financial health within our mobile application. We believe that the content and features we provide within our mobile application can spur more financial education, which leads to more ways for our members to engage in getting their money right and will ultimately demonstrate the effectiveness of our Financial Services Productivity Loop. SoFi Relay also provides us with unified intelligence about our members and offers us meaningful insights about what SoFi products may help our members best achieve their financial goals.

Technology Platform Segment
The revenue we have earned in our Technology Platform segment historically included Apex equity method income. During 2020, Technology Platform revenue was predominantly attributable to Galileo following our acquisition in May 2020. During 2021, the seller exercised its call rights on our Apex investment. Therefore, we did not recognize any Apex equity method investment income during the three months ended March 31, 2021, nor will we have such equity method investment income in future periods.
Galileo Financial Technologies
In May 2020, we acquired Galileo, which operates as a platform-as-a-service for a variety of financial services providers. Galileo has significantly grown its client base over the past few years and provides services to a large percentage of financial technology and financial services companies. Additionally, Galileo has maintained a strong focus on client retention and renewal. Galileo provides the infrastructure to facilitate core customer-facing and back-end capabilities, such as account setup, account funding, direct deposit, authorizations and processing, payments functionality, and check account balance features. Additionally, Galileo provides vertical integration benefits with SoFi Money. In addition to growth in its U.S. client base, Galileo is increasingly focused on international opportunities, including in Latin America and Asia.
Since Galileo is a platform-based business model, we track the number of accounts, which is defined as an open account as of the reporting date. As of March 31, 2021, there were over 69 million total accounts on the Galileo platform (excluding SoFi accounts). We view total accounts as an important indicator of the number of Galileo’s customers’ own customers who depend on the technology platform for a variety of products and services, including virtual card products, virtual wallets, peer-to-peer and bank-to-bank transfers, early paychecks, and real-time authorizations.
We earn revenue on Galileo’s platform in the following two ways:
•Technology Platform Fees.   The platform fees we earn are based on access to the platform and are specific to the type of transaction. For example, we offer “event pricing”, which includes a specific charge for an account setup, an active account on file, use of program, event and authorization Application Programming Interfaces (“APIs”), card activation, authorizations and processing, and card loads. In addition, we offer “partner pricing”, which is the back-end support we provide to Galileo’s customers, such as live agent customer service, chargeback and fraud analysis and credit bureau reporting, all within one integrated solution for our customers.
•Program Management Fees.   Also referred to as “card program fees”, these transaction fees are generated from the creation and management of card programs issued by banks and requested by enterprise partners. In these arrangements, Galileo performs card management services and the revenue stems from the payment network and card program fees generated by the card program. This revenue is reduced by association and bank issuer costs, and a revenue share passed along to the enterprise partner that markets the card program. We categorize this class of revenue as payment network fees.
Galileo typically enters into multi-year service contracts with its customers. The contracts provide for a variety of integrated platform services, which vary by customer and are generally either non-cancellable or cancellable with a substantive payment. Pricing structures under these contracts are typically volume-based, or a combination of activity- and volume-based, and payment terms are predominantly monthly in arrears. Most of Galileo’s contracts contain minimum monthly payments with agreed upon monthly service levels and may contain penalties if service levels are not met. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations” under the section titled “Noninterest income and net revenue” for the year ended December 31, 2020 for a discussion of the integrated services offered on the Galileo platform from which we generate technology platform fees.
See Note 2 to the Notes to Unaudited Condensed Consolidated Financial Statements and to the Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional information on our business acquisitions.

Apex
In December 2018, we purchased a 16.7% interest in Apex, which resulted in partial integration of the transaction clearing and asset custody functions integral to SoFi Invest. The investment also enabled us to participate in earnings from Apex’s customer base.
The seller of the Apex interest had call rights over our equity interest in Apex for an aggregate purchase price of $100 million plus a per diem amount of $27,397 for each day elapsed from April 14, 2020 (the option start date) to the date the option is called, which call expires in 2023. During January 2021, the seller exercised its call rights on our Apex equity investment. Therefore, we no longer recognized Apex equity method investment income subsequent to the date the option was called. Additionally, we measured the carrying value of the Apex equity method investment as of December 31, 2020 equal to the call payment that we received in January 2021, which resulted in the recognition of an impairment charge of $4.3 million during the fourth quarter of 2020. Although following the seller call we no longer have an equity method investment in Apex or recognize equity method investment income, Apex continues to provide investment custody and clearing services for SoFi Invest, including for our brokerage activities, under a multi-year revenue sharing arrangement.

Our Culture
We believe building a durable culture will be a key determinate in our ability to help our members get their money right and ultimately to achieve our mission.

Our Values

Creating great culture is a journey, not a destination. Integrate each distinct SoFi value into your work as we build one of the best cultures in the world

1
MEMBERS
1
FIRST

PUT OUR MEMBERS' INTERESTS FIRST.

If we take care of our members' interests, it will best serve our interests.

2
RUN AFTER
PROBLEMS

RUN AFTER PROBLEMS.

We must build a culture of people who run after problems in order to ensure we execute with excellence so things do not fall through the cracks.

3
EMBRACE
DIVERSITY

WE EMBRACE DIVERSITY. EVERYONE SHOULD FEEL WELCOME, INCLUDED, AND ABLE TO CONTRIBUTE.

Diversity is a differentiator and our team should reflect society. We need to encourage and celebrate diversity

4
GET TO
N
W
E
S
THE TRUTH

GET TO THE TRUTH AND MAKE PRINCIPLE-BASED DECISIONS.

We can only make the best decision if we have the right date, all of the perspectives, and if we align on the guiding principles.

5
MAKE YOUR
FOOTPRINT BIGGER

MAKE YOUR FOOTPRINT BIGGER THAN YOUR FOOT.

Selfless acts are critical to elevate beyond the impact of our collective individual efforts.

6
DO THE
RIGHT THING

DO THE RIGHT THING. IF YOU'RE NOT SURE, DO THE HARDER THING.

Our business is built on trust and integrity, which requires both adhering to the letter of the law and regulations, and doing the right thing for the company and our members.

7
BE GRITTY
BE ACCOUNTABLE

SET AMBITIOUS GOALS, BE GRITTY, BE ACCOUNTABLE.

We must hold ourselves and others accountable for delivering our business objectives, for our culture, and for our members.

8
HELP PEOPLE
GROW

TAKE CARE OF OTHER PEOPLE AND HELP THEM GROW.

Our People are our greatest differentiator. If we take care of our people, they will take care of our members

9
ITERATE
LEARN
INNOVATE

ITERATE, LEARN, INNOVATE.

We are all responsible for innovation and we must embrace data-driven innovation.

10
BE SOFI
MISSIONARIES

BE SOFI MISSIONARIES.

Our products, our service, our brand, and our business must be durable over the long term to achieve our mission-be a missionary.

11
DON'T FORGET
TO SMILE

...AND DON'T FORGET TO SMILE.

Our ambition is contagious; it makes us smile to see people inside and outside of SoFi succeed.

Competition
We compete at multiple levels, including: (i) competition among other personal loan, student loan, credit card and residential mortgage lenders; (ii) competition for money deposits among traditional banks and some challenger banks; (iii) competition for investment accounts among other introductory brokerage firms; (iv) competition for subscribers to financial services content; and (v) competition among other technology platforms for the enterprise services we provide, such as platform-as-a-service through Galileo.
Competition to fund prime loans. The prime lending market is highly fragmented and competitive. We face competition from a diverse landscape of consumer lenders, including traditional banks, credit unions and specialty finance lenders, as well as alternative technology-enabled lenders.
Competition to acquire money accounts. Traditional banks are typically larger, have been in business longer and generally have greater brand awareness than us.
Competition to acquire investment brokerage accounts. The leading incumbent brokerage firms are larger, have been in business longer and generally have greater brand awareness than us. We also face competition from neo-brokerage platforms that provide some of the same features as us, such as a mobile brokerage experience and fractional share investing.
Competition to attract financial services content viewership. There are many sources of financial news in the marketplace, many of which are more established and have a larger subscriber base.
Competition for debit and credit card sponsors, particularly some challenger banks who need a platform-as-a-service solution, such as the one provided by Galileo. Generally, these arrangements are multi-year contracts, which require us to spend the necessary resources on implementation and interconnecting new customers onto our platform. We face competition from larger institutions that could make investments into an integrated platform-as-a-service solution, and also undercut our pricing, preventing our current customers from renewing, while also impeding our attempts to acquire new members.
Marketing
Our sales and marketing efforts are designed to drive brand awareness, improve member acquisition efficiency and accelerate our Financial Services Productivity Loop. We attract and retain members through multiple marketing channels, including social media, traditional media such as the press, online affiliations, search engine optimization, search engine marketing, offline partnerships, preapproved direct mailings and television advertising. We continue to optimize our marketing strategy through a focus on our full suite of financial products and iterate on referral and products per member opportunities to accelerate the Financial Services Productivity Loop.
Government Regulation
We are subject to extensive and complex rules and regulations, licensing and examination by various federal, state and local government authorities designed to, among other things, protect borrowers (such as truth in lending, equal credit opportunity, fair credit reporting and fair debt collection practices laws), customers (such as payment regulations, state and federal money transmitter and money service business laws) and investors (such as the anti-fraud provisions of the federal securities laws). State and federal laws require extensive disclosure to, and consents from, borrowers and investors, prohibit discrimination and unfair, deceptive, or abusive acts or practices and impose multiple qualification and licensing obligations on our activities and the loans originated by us. Failure to comply with any of these rules, regulations or requirements may result in, among other things, lawsuits (including class action lawsuits) or administrative enforcement actions seeking monetary damages, fines or civil monetary penalties, restitution or other payments to borrowers or investors, modifications to business practices, revocation of required licenses or registrations, or voiding of loan contracts.
The following is a summary of certain aspects of the various statutes and regulations applicable to us and our subsidiaries. This summary is not a comprehensive analysis of all applicable laws, and is qualified by reference to the full text of statutes and regulations referenced below.
CFPB
We are subject to regulation and examination by the Consumer Financial Protection Bureau (the “CFPB”), which oversees compliance with and enforces federal consumer financial protection laws. The CFPB directly and significantly influences the regulation of consumer financial services, including the origination, brokering, servicing, transfer, and collection of consumer loans, including personal loans, educational loans and home loans, and other consumer financial services we may provide. The CFPB has substantial power to regulate financial products and services received by consumers from both bank and non-bank lenders and their respective service providers, including rulemaking authority in enumerated areas of federal law traditionally applicable to consumer lending such as truth in lending, fair credit reporting and fair debt collection. Under Title X of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), the CFPB has the authority to pursue enforcement actions against companies that offer or provide consumer financial products or services, including private education lenders and mortgage lenders, that engage in unfair, deceptive or abusive acts or practices, which can be referred to as “UDAAP”. The CFPB may also seek a range of other remedies, including rescission of contracts, refund of money, return of real property, restitution, disgorgement of profits or other compensation for unjust enrichment, damages, public notification of the violation, and “conduct” restrictions (i.e., future limits on the target’s activities or functions). Where a company has violated Title X of the Dodd-Frank Act or CFPB regulations under Title X, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions to enforce such laws and regulations.
State Licensing Requirements
We or one or more of our subsidiaries may need, and have obtained, one or more state licenses to broker, acquire, service and/or enforce loans, and to engage in money transmitter activities. Where we have obtained licenses, state licensing statutes may impose a variety of requirements and restrictions on us, including:
•record-keeping requirements;
•restrictions on servicing and collection practices, including limits on finance charges and fees;
•restrictions on collections;
•usury rate caps;
•restrictions on permissible terms in consumer agreements;
•disclosure requirements;
•examination requirements;
•surety bond and minimum net worth requirements;
•permissible investment requirements;
•financial reporting requirements;
•annual or biennial activity reporting and license renewal requirements;
•notification and approval requirements for changes in principal officers, directors, stock ownership or corporate control;
•restrictions on marketing and advertising;
•qualified individual requirements;
•anti-money laundering and compliance program requirements;
•data security and privacy requirements; and
•review requirements for loan forms and other customer-facing documents.
These statutes may also subject us to the supervisory and examination authority of state regulators in certain cases, and we have experienced, are currently and will likely continue to be subject to and experience exams by state regulators. These examinations have and may continue to result in findings or recommendations that require us to modify our internal controls and/or business practices. If we are found to have engaged in activities that require a state license without having the requisite license, the licensing authority may impose fines, impose restrictions on our operations in the relevant state, or seek other remedies for activities conducted in the state.
Pandemic Response and the CARES Act
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, was signed into law. In compliance with the CARES Act, payments and interest accrual on all loans owned by the Department of Education were suspended through September 30, 2020, which suspension was further extended by executive action through September 30, 2021. Additionally, on March 25, 2020, the Department of Education announced that private collection agencies were required to stop making outbound collection calls and sending letters or billing statements to borrowers in default on federal student loans. In response to the COVID-19 pandemic, states and other regulatory authorities across the United States implemented various debt collection restrictions, including in some cases bans on collections or creditors’ normal legal remedies.
Laws and Regulation
Federal and State UDAAP Laws.   The Dodd-Frank Act grants the CFPB the power to enforce UDAAP prohibitions and to adopt UDAAP rules defining unlawful acts and practices. Additionally, provisions of the Federal Trade Commission Act (“FTC Act”) prohibit “unfair” and “deceptive” acts and practices in business or commerce and give the FTC enforcement authority to prevent and redress violations of this prohibition. Virtually all states have similar laws. Whether a particular act or practice violates these laws frequently involves a highly subjective and/or fact-specific judgment.
State Disclosure Requirements and Other Substantive Lending Regulations.   We are subject to state laws and regulations that impose requirements related to loan disclosures and terms, home loan and application reporting, credit discrimination, credit reporting, loan brokering, loan servicing, loan rescission, and debt collection.
Truth in Lending Act.   The Truth in Lending Act (“TILA”) and Regulation Z, which implements it, require lenders to provide consumers with uniform, understandable information concerning certain terms and conditions of their loan and credit transactions prior to the consummation of a credit transaction and, in the case of certain education, mortgage, and open-end loans, at the time of a loan solicitation, application, approval, and origination of a credit transaction. TILA also regulates the advertising of credit and gives borrowers, among other things, certain rights regarding updated disclosures and periodic statements, security interests taken to secure the credit, the right to rescind certain loan transactions, a right to an investigation and resolution of billing errors, and the treatment of credit balances. For certain types of credit transactions, lenders are not permitted to originate loans with certain high-risk features, such as negative amortization and balloon payments, and must provide certain consumer protections during the underwriting and origination process, such as providing a right to an appraisal of mortgaged property, and verifying the consumer’s ability to repay the loan prior to making a decision to approve an application for the loan. Private Education Lenders must provide multiple disclosures to applicants under TILA and must provide applicants with 30 days in which to accept or reject a loan offer as well as the right to rescind the loan transaction for three days following receipt of the Final TILA disclosure.
Real Estate Settlement Procedures Act.   The federal Real Estate Settlement Procedures Act (“RESPA”) and Regulation X, which implements it, require certain disclosures to be made to the borrower at application, as to the lender’s good faith estimate of loan origination costs, and at closing with respect to the real estate settlement statement; apply to certain loan servicing practices including escrow accounts, member complaints, servicing transfers, lender-placed insurance, error resolution and loss mitigation. RESPA also prohibits giving or accepting any fee, kickback or a thing of value for the referral of real estate settlement services, and giving or accepting any portion of any fee charged for rendering a real estate settlement service other than for services actually performed. To the extent that a lender makes or receives a referral to an affiliate, with whom it has an affiliated business arrangement, for settlement services, RESPA requires a disclosure of the affiliation to the person whose business is referred. For most home loans, the time of application (loan estimate) and time of loan closing disclosure requirements for RESPA and TILA have been combined into integrated disclosures under the TILA-RESPA Integrated Disclosure rule.

Equal Credit Opportunity Act.   The federal Equal Credit Opportunity Act (“ECOA”) prohibits creditors from discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act or any applicable state law. Regulation B, which implements ECOA, restricts creditors from requesting certain types of information from loan applicants and from using advertising or making statements that would discourage on a prohibited basis a reasonable person from making or pursuing an application. ECOA also requires creditors to provide consumers and certain small businesses with timely responses to applications for credit, including notices of adverse action taken on credit applications.
Fair Housing Act.   The federal Fair Housing Act (“FHA”) applies to credit related to housing and prohibits discrimination on the basis of race or color, national origin, religion, sex, familial status, and handicap. The FHA prohibits discrimination in advertising regarding the sale or rental of a dwelling, which includes mortgage credit discrimination. The FHA may place restrictions on a creditor’s targeted marketing strategies, due to the risk that such strategies may increase a creditor’s fair lending risk.
Home Mortgage Disclosure Act.   The federal Home Mortgage Disclosure Act (“HMDA”) lenders to collect, report, and disclose certain information about their mortgage lending activity to the CFPB. Much of the data reported pursuant to HMDA is made public and can be used by regulators and third parties to ascertain information about our mortgage lending activity. Regulators and litigants may use the data to make inferences about our compliance with ECOA, FHA, and similar anti-discrimination laws. Effective in 2018, the CFPB issued a final rule which greatly expanded the amount of data that mortgage lenders are required to collect and report under HMDA. The CFPB has proposed and is expected to issue another final rule amending HMDA.
Secure and Fair Enforcement for Mortgage Licensing Act.   We employ and contract with mortgage loan originators which are required by state and federal law to be licensed as mortgage loan originators in the relevant jurisdictions where they operate. To obtain and maintain licensure, the mortgage loan originator must meet the minimum education, experience, and character requirements set forth by the relevant state’s law, and periodically renew their licenses. We may not be permitted to employ, take applications from, or originate loans processed by mortgage loan originators who fail to maintain a license in good standing in each relevant jurisdiction.
Fair Credit Reporting Act.   The federal Fair Credit Reporting Act (“FCRA”), as amended by the Fair and Accurate Credit Transactions Act (“FACTA”), promotes the accuracy, fairness and privacy of information in the files of consumer reporting agencies. FCRA requires a permissible purpose to obtain a consumer credit report and requires persons that furnish loan payment information to credit bureaus to report such information accurately. FCRA also imposes disclosure requirements on creditors who take adverse action on credit applications based on information contained in a consumer report or received from a third party and requires creditors who use consumer reports in establishing loan terms to provide risk-based pricing or credit score notices to affected consumers. The FCRA also imposes rules and disclosure requirements on creditors’ use of consumer reports for marketing purposes, which impacts our ability to use consumer reports and prescreened lists to market consumer loans through direct mail and other means.
Fair Debt Collection Practices Act.   The federal Fair Debt Collection Practices Act (“FDCPA”) provides guidelines and limitations on the conduct of third-party debt collectors in connection with the collection of consumer debts. The FDCPA limits certain communications with third parties, imposes notice and debt validation requirements, and prohibits threatening, harassing or abusive conduct in the course of debt collection. While the FDCPA applies to third-party debt collectors, debt collection and loan servicing laws of certain states impose similar requirements on creditors who collect their own debts or contract with third parties to collect their debts. In addition, the CFPB prohibits UDAAP in debt collection, including first-party debt collection. In May 2019, the CFPB issued a proposed amendment to Regulation F, implementing the FDCPA, which would, among other things, address communications in connection with debt collection, interpret and apply prohibitions on harassment or abuse, false or misleading representations, and unfair practices in debt collection, and clarify requirements for certain consumer-facing debt collection disclosures. The CFPB is expected to issue a final rule, which may require us to adjust our debt collection practices and build or change our compliance controls to comply with the new rule.

Servicemembers Civil Relief Act.   The federal Servicemembers Civil Relief Act (“SCRA”) allows military members to suspend or postpone certain civil obligations so that the military member can devote his or her full attention to military duties. The SCRA requires us to adjust the interest rate of borrowers who qualify for and request relief. The SCRA also places limitations on remedies that may otherwise be available to a creditor, such as foreclosures and default judgments.
Military Lending Act.   The Military Lending Act (“MLA”) restricts, among other things, the interest rate and other terms that can be offered to active military personnel and their dependents. The MLA caps the interest rate that may be offered to a covered borrower for most types of consumer credit to a 36% military annual percentage rate, or “MAPR”, which includes certain fees such as application fees, participation fees and fees for add-on products. The MLA also requires certain disclosures and prohibits certain terms, such as mandatory arbitration if a dispute arises concerning the consumer credit product.
Electronic Fund Transfer Act and NACHA Rules.   The federal Electronic Fund Transfer Act (“EFTA”) and Regulation E that implements it provide guidelines and restrictions on the provision of electronic fund transfer services to consumers, and on making an electronic transfer of funds from consumers’ bank accounts. In addition, transfers performed by ACH electronic transfers are subject to detailed timing and notification rules and guidelines administered by the National Automated Clearinghouse Association (“NACHA”). Most transfers of funds in connection with the origination and repayment of loans are performed by electronic fund transfers, such as ACH transfers. We obtain necessary electronic authorization from borrowers and investors for such transfers in compliance with such rules. EFTA requires that lenders make available loan payment methods other than automatic preauthorized electronic fund transfers, and prohibits lenders from conditioning the approval of a loan transaction on the borrower’s agreement to repay the loan through automatic fund transfers. Recently, the NACHA Board of Directors approved a change in the NACHA Operating Rules that requires ACH Originators to utilize commercially reasonable fraudulent transaction detection systems. The rule change, effective on March 19, 2021, will require ACH Originators, including lenders, to perform account validation as part of their commercially reasonable fraudulent transaction detection system. This rule change may require changes to our fraud detection systems and increase our costs associated with ACH electronic transfers.
Electronic Signatures in Global and National Commerce Act/Uniform Electronic Transactions Act.   The federal Electronic Signatures in Global and National Commerce Act (“ESIGN”), and similar state laws, particularly the Uniform Electronic Transactions Act (“UETA”), authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures. ESIGN and UETA require businesses that want to use electronic records or signatures in consumer transactions and to provide electronic disclosures and other electronic communications to consumers, to obtain the consumer’s consent to receive information electronically.
Bank Secrecy Act.   We have implemented various anti-money laundering policies and procedures to comply with applicable federal anti-money laundering laws, regulations and requirements, such as designating a Bank Secrecy Act (“BSA”) officer, conducting an annual risk assessment, developing internal controls, independent testing, training, and suspicious activity monitoring and reporting. We apply the customer identification and verification program rules pursuant to the USA PATRIOT Act amendments to the BSA and its implementing regulations and screen certain customer information against the list of specially designated nationals and other lists of sanctioned countries, persons, and entities maintained by OFAC. Additionally, SoFi Digital Assets, LLC is registered with and regulated by FinCEN as a money services business (“MSB”) with respect to its cryptocurrency business activities. As an MSB, we are subject to FinCEN regulations implementing the BSA, which requires MSBs to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity, and maintain transaction records, among other requirements. In addition, our contracts with financial institution partners and other third parties may contractually require us to maintain an anti-money laundering program.
Loan Servicing.   With respect to our private education loan business, we are subject to the CFPB’s rule that enables it to supervise certain non-bank student loan servicers that service more than one million borrower accounts. The rule covers servicers of both federal and private education loans and is designed to ensure that bank and non-bank servicers follow the same rules in the student loan servicing market. We are impacted by the rule because we have engaged the Missouri Higher Education Loan Authority (“MOHELA”) to service our private education loans.

MOHELA currently services more than one million student loan borrower accounts. In addition, we are subject to state licensing requirements applicable to loan servicers even though we have engaged MOHELA to service our private education loans, as we retain master servicing rights. With respect to our broader consumer loan business, we are subject to federal and state laws regulating loan servicers. We are impacted by these rules even though we service loans we originate, and engage third parties like MOHELA to service certain types of loans, because some state laws, such as the California Rosenthal Act, apply to creditors and first party servicers. Some state laws also apply to parties that indirectly service loans through the use of third-party servicer contracts. Additionally, we sell some of the loans we originate to third parties and are therefore subject to laws governing parties that service loans on behalf of another person to whom the debt is owed. We are currently licensed as a loan servicer in several states and may be required to seek additional licenses. If we seek additional licenses, a state may impose fines, restrict our activity in that state, or seek other relief for activity conducted prior to the issuance of a license. For example, in 2019, we entered into a consent order with the Commonwealth of Pennsylvania Department of Banking and Securities, requiring us to pay a civil fine for conducting mortgage servicing activity as a master servicer before we obtained a mortgage servicing license in Pennsylvania.
Other State Lending and Money Transmission Laws.   In addition to applicable federal laws and regulations governing our operations, our ability to originate and service loans in any particular state, and transmit money to or from any particular state, is subject to that state’s laws, regulations and licensing requirements, which may differ from the laws, regulations and licensing requirements of other states. State laws often include fee limitations and disclosure and other requirements. Many states have adopted lending regulations that prohibit various forms of high-risk or sub-prime lending and place obligations on lenders to substantiate that a member will derive a tangible benefit from the proposed credit transaction and/or have the ability to repay the loan. These laws have required most lenders to devote considerable resources to building and maintaining automated systems to perform loan-by-loan analysis of points, fees and other factors set forth in the laws, which often vary depending on the location of the mortgaged property. Many of these state lending and money transmitter laws are vague and subject to differing interpretation, which exposes us to some risks. The number and complexity of these laws, and vagaries in their interpretations, present compliance and litigation risks from inadvertent error and omissions which we may not be able to eliminate from our operations or activities. The laws, regulations and rules described above are subject to legislative, administrative and judicial interpretation, and some of these laws and regulations have been infrequently interpreted or only recently enacted. Infrequent interpretations of these laws and regulations or an insignificant number of interpretations of recently-enacted laws and regulations can result in ambiguity with respect to permitted conduct under these laws and regulations. Any ambiguity under the laws and regulations to which we are subject may lead to regulatory investigations or enforcement actions and private causes of action, such as class-action lawsuits, with respect to our compliance with applicable laws and regulations.
Risk Retention.   Our balance sheet is impacted by the risk retention regulations adopted by the SEC that became effective for non-mortgage securitizations in 2016. These rules require issuers of asset-backed securities or persons who organize and initiate asset-backed securities transactions to retain a portion of the underlying assets’ credit risk.
Marketing.   Our marketing and other business practices are subject to federal and state regulation and our expansion into new product offerings including cryptocurrency and exchange-traded funds under the SoFi Invest product subject us to additional regulatory scrutiny. For example, we and the FTC entered the FTC Consent Order regarding savings calculations in our student loan refinancing advertisements. In addition, we are subject to the Federal Telephone Consumer Protection Act (“TCPA”), which regulates the use of automated telephone dialing systems to contact cellphones (including, as currently construed, via text messages), and the Federal CAN-SPAM Act and the Telemarketing Sales Rule, and analogous state laws, to the extent that we market credit or other products and services by use of email or telephone marketing.
Bankruptcy.   We are subject to the United States Bankruptcy Code, which limits the extent to which creditors may seek to enforce debts against parties who have filed for bankruptcy protection.
Federal and State Securities Laws.  We offer the securities issued in our sponsored securitizations only to, or for the account or benefit of, “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) in compliance with Rule 144A and to “non-U.S. persons” outside of the United States in reliance on Regulation S under the Securities Act. The securities issued in the securitizations that we sponsor are not registered under the Securities Act or registered or qualified under any state securities laws. We do not offer securitized products to retail investors. We receive opinions from legal counsel for each securitization confirming that the relevant issuing entity is not required to register under the Investment Company Act in reliance on the exclusion available under Rule 3a-7 of the Investment Company Act, although other exemptions or exceptions may also be available.
SoFi Invest and SoFi Money.  We offer investment management services through SoFi Wealth LLC, an internet-based investment adviser and SoFi Capital Advisors, LLC, which sponsors private investment funds that invest in asset-backed securitizations. Both SoFi Wealth LLC and SoFi Capital Advisors, LLC are registered as investment advisers under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and are subject to regulation by the SEC. SoFi Securities LLC (“SoFi Securities”) is an affiliated registered broker-dealer and FINRA member, and SoFi Digital Assets, LLC is a FinCEN registered money service business that also holds money transmitter or money service licenses in 31 states and the District of Columbia. We offer cash management accounts, which are brokerage products, through SoFi Securities. Our cash management accounts are not deposits insured by the FDIC.
The investment advisers are subject to the anti-fraud provisions of the Advisers Act and to fiduciary duties derived from these provisions, which apply to our relationships with our advisory members including the funds we manage. These provisions and duties impose restrictions and obligations on us with respect to our dealings with our members, fund investors and our investments, including for example restrictions on transactions with our affiliates.
Our investment advisers and our broker-dealer have in the past and will in the future be subject to periodic SEC examinations. Our investment advisers and our broker-dealer are also subject to other requirements under the Advisers Act and the Exchange Act and related regulations primarily intended to benefit advisory and brokerage members. These additional requirements relate to matters including maintaining effective and comprehensive compliance programs, record-keeping and reporting and disclosure requirements. The Advisers Act and the Exchange Act generally grants the SEC broad administrative powers, including the power to limit or restrict an investment adviser or our broker-dealer from conducting advisory or brokerage activities, respectively, in the event they fail to comply with federal securities laws. Additional sanctions that may be imposed for failure to comply with applicable requirements include the prohibition of individuals from associating with an investment adviser or broker-dealer, the revocation of registrations and other censures and fines. Even if an investigation or proceeding did not result in a sanction or the sanction imposed against us or our personnel by a regulator were small in monetary amount, the adverse publicity relating to the investigation, proceeding or imposition of these sanctions could harm our reputation and cause us to lose existing members or fail to gain new members. See “Business—Legal Proceedings”.
SoFi Securities is subject to Rule 15c3-1 under the Exchange Act, the “SEC Net Capital Rule”, which requires the maintenance of minimum levels of net capital. The SEC Net Capital Rule is designed to protect members, counterparties, and creditors by requiring a broker-dealer to have sufficient liquid resources available to satisfy its financial obligations. Net capital is a measure of a broker-dealer’s readily available liquid assets, reduced by its total liabilities (other than approved subordinated debt). Among other things, the SEC Net Capital Rule requires that a broker-dealer provide notice to the SEC and FINRA if its net capital is below certain required levels. There are also certain “early warning” requirements that apply. Our affiliates operating outside the U.S. may also be subject to other regulatory capital requirements imposed by non-U.S. regulatory authorities.
SoFi Securities is an “introducing” broker that does not carry customer security accounts; rather, customer security accounts are carried by an unaffiliated broker-dealer that also clears transactions for these accounts and maintains segregated cash and investments pursuant to Rule 15c3-3 under the Exchange Act (the “Customer Protection Rule”). SoFi Securities carries customer cash accounts (related to SoFi Money) that are subject to the Customer Protection Rule.
FINRA has adopted extensive regulatory requirements relating to sales practices, registration of personnel, compliance and supervision, and compensation and disclosure, to which SoFi Securities and its personnel are subject. FINRA and the SEC also have the authority to conduct periodic examinations of SoFi Securities, and may also conduct administrative proceedings, and have the authority to levy fines and other penalties on SoFi Securities.

SoFi Securities has applied for registration with the Municipal Securities Rulemaking Board (“MSRB”) and, if such registration is granted, will become subject to the MSRB’s regulatory regime, including applicable MSRB rules.
SoFi Securities recently became a Participant of DTC and therefore is subject to DTC’s regulatory regime, including applicable DTC rules and bylaws.
Moreover, through SoFi Securities, we are licensed to underwrite securities offerings and are exploring potential opportunities to serve as an underwriter of registered equity securities offerings. For further detail, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Overview”.
Bank Acquisition
On October 27, 2020, the OCC issued preliminary conditional approval of our application to establish a new national bank to be called SoFi Bank, National Association. Final OCC approval was subject to a number of preopening requirements. In March 2021, we entered into an agreement to acquire Golden Pacific Bancorp, Inc., a bank holding company, and its wholly-owned subsidiary, Golden Pacific Bank, National Association, a national bank, for a total cash purchase price of $22.3 million. The acquisition is subject to regulatory approval, including approval from the OCC of a revised business plan for Golden Pacific Bank, National Association, and approval from the Federal Reserve to become a bank holding company and for a change of control, and other customary closing conditions. In March 2021, we submitted an application to the Federal Reserve to become a bank holding company. The application review process is ongoing. As a bank holding company, we would be subject to regulation, supervision and examination by the Federal Reserve under the Bank Holding Company Act of 1956, as amended (“BHCA”). A national bank subsidiary of ours would be subject to regulation, supervision and examination by the OCC. References to the Bank in the discussion below are to any national bank subsidiary of ours, whether formed or acquired.
Bank Holding Company Regulation.   The Federal Reserve has the authority, among other things, to order bank holding companies to cease and desist from unsafe or unsound banking practices; to assess civil money penalties; and to order termination of non-banking activities or termination of ownership and control of a non-banking subsidiary by a bank holding company.
Source of Strength.   Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), we would be required to serve as a source of financial strength for the Bank. This means that we may be required to provide capital or liquidity support to the Bank, even at times when we may not have the resources to provide such support to the Bank.
Acquisitions and Activities.   The BHCA prohibits a bank holding company, without prior approval of the Federal Reserve, from acquiring all or substantially all the assets of a bank, acquiring control of a bank, merging or consolidating with another bank holding company, or acquiring direct or indirect ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, the acquiring bank holding company would control more than 5% of any class of the voting shares of such other bank or bank holding company. The BHCA also prohibits a bank holding company from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiary banks. However, a bank holding company may engage in and may own shares of companies engaged in activities that the Federal Reserve has determined, by order or regulation, to be so closely related to banking as to be a proper incident thereto.
In becoming a bank holding company, the Company would also elect financial holding company status pursuant to the provisions of the Gramm-Leach-Bliley Act of 1999 (“GLBA”). As a financial holding company, the Company would be authorized to engage in certain financial activities in which a bank holding company that has not elected to be a financial holding company may not engage. “Financial activities” is broadly defined to include not only banking, insurance and securities activities, but also merchant banking and additional activities that the Federal Reserve, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

If a financial holding company or any depository institution subsidiary of a financial holding company fails to remain well capitalized and well managed, the Federal Reserve may impose such limitations on the conduct or activities of the financial holding company as the Federal Reserve determines to be appropriate, and the company and its affiliates may not commence any new activity or acquire control of shares of any company engaged in any activity that is authorized particularly for financial holding companies without first obtaining the approval of the Federal Reserve. The company must also enter into an agreement with the Federal Reserve to comply with all applicable requirements to qualify as a financial holding company. If a financial holding company remains out of compliance for 180 days or such longer period as the Federal Reserve permits, the Federal Reserve may require the financial holding company to divest either its insured depository institution or all of its non-banking subsidiaries engaged in activities not permissible for a financial holding company. If an insured depository institution subsidiary of a financial holding company fails to maintain a “satisfactory” or better record of performance under the Community Reinvestment Act, the financial holding company will be prohibited, until the rating is raised to “satisfactory” or better, from engaging in new activities authorized particularly for financial holding companies or acquiring companies engaged in such activities.
Limitations on Acquisitions of Our Common Stock.   The Change in Bank Control Act prohibits a person or group of persons acting in concert from acquiring “control” of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition by a person or group of persons acting in concert of 10% or more of a class of voting securities of a bank holding company with a class of securities registered under Section 12 of the Exchange Act constitutes the acquisition of control of a bank holding company for purposes of the Change in Bank Control Act. In addition, the BHCA prohibits any company from acquiring control of a bank or bank holding company without first having obtained the approval of the Federal Reserve. Under the BHCA, a company is deemed to control a bank or bank holding company if the company owns, controls or holds with power to vote 25% or more of a class of voting securities of the bank or bank holding company, controls in any manner the election of a majority of directors or trustees of the bank or bank holding company, or the Federal Reserve determines that the company has the power to exercise a controlling influence over the management or policies of the bank or bank holding company. Under a rebuttable presumption of control established by the Federal Reserve, the acquisition of control of more than 5% of a class of voting securities of a bank holding company, together with other factors enumerated by the Federal Reserve, could constitute the acquisition of control of a bank holding company under the BHCA.
Enhanced Prudential Supervision.   The Dodd-Frank Act and other federal banking laws subject companies with $10 billion or more of consolidated assets to additional regulatory requirements. More specifically, among other things, section 1075 of the Dodd-Frank Act, which is commonly known as the “Durbin Amendment”, amended the Electronic Fund Transfer Act to restrict the amount of interchange fees that may be charged and prohibit network exclusivity for debit card transactions. The restrictions on interchange fees in the Durbin Amendment do not apply to any issuer that, together with its affiliates, has assets of less than $10 billion. The Volcker rule, which generally prohibits banking entities from engaging in proprietary trading and from acquiring or retaining an ownership interest in or sponsoring certain types of investment funds, does not apply to an insured depository institution if it has and if every company that controls it has total consolidated assets of $10 billion or less and consolidated trading assets and liabilities that are 5% or less of consolidated assets. If the Bank or the Company exceed these thresholds, they would become subject to the Volcker rule. Section 1025 of the Dodd-Frank Act provides that the CFPB has authority to examine any insured depository institution with total assets of more than $10 billion and any affiliate thereof.
Bank Regulation.   The Bank would be subject to regulation, supervision, and examination by the OCC. Additionally, the FDIC has secondary supervisory authority as the insurer of the Bank’s deposits. The Bank is also subject to regulations issued by the CFPB, as enforced by the OCC. Pursuant to the Dodd-Frank Act, the Federal Reserve may directly examine the subsidiaries of the Company, including the Bank. The enforcement powers available to the federal banking regulators include, among other things, the ability to issue cease and desist or removal orders; to terminate insurance of deposits; to assess civil money penalties; to issue directives to increase capital; to place the Bank into receivership; and to initiate injunctive actions against banking organizations and institution-affiliated parties.

Deposit Insurance.   Under the Federal Deposit Insurance Act (“FDIA”), insurance of deposits may be terminated by the FDIC if the FDIC finds that the insured depository institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. In addition, the Bank would be subject to deposit insurance assessments.
Activities and Investments of National Banking Associations.   National banking associations must comply with the National Bank Act and the regulations promulgated thereunder by the OCC, which generally limit the activities of national banking associations to those that are deemed to be part of, or incidental to, the “business of banking”. Activities that are part of, or incidental to, the business of banking include taking deposits, borrowing and lending money and discounting or negotiating promissory notes, drafts, bills of exchange, and other evidences of debt. Subsidiaries of national banking associations generally may only engage in activities permissible for the parent national bank.
Community Reinvestment Act.   The Community Reinvestment Act (“CRA”) requires the OCC to evaluate the Bank’s performance in helping to meet the credit needs of the entire communities it serves, including low and moderate-income neighborhoods, consistent with its safe and sound banking operations, and to take this record into consideration when evaluating certain applications. The OCC’s CRA regulations are generally based upon objective criteria of the performance of institutions under three key assessment tests: (i) a lending test, to evaluate the institution’s record of making loans in its service areas; (ii) an investment test, to evaluate the institution’s record of investing in community development projects, affordable housing, and programs benefiting low- or moderate-income individuals and businesses; and (iii) a service test, to evaluate the institution’s delivery of services through its branches, ATMs, and other offices. The OCC rates a national bank’s compliance with the CRA as “Outstanding”, “Satisfactory”, “Needs to Improve” or “Substantial Noncompliance”. Failure of the Bank to receive at least a “Satisfactory” rating could inhibit the Bank or the Company from undertaking certain activities, including acquisitions of other financial institutions.
In June 2020, the OCC adopted a final rule that expands the types of activities that qualify for CRA credit; revises how banks delineate their CRA assessment areas; and establishes new standards for evaluating banks with more than $500 million in assets, including, among others, the number of qualifying retail loan originations to low- and moderate-income individuals. In December 2020, the OCC issued a proposed rule that would establish an approach for determining CRA evaluation benchmarks, retail lending distribution test thresholds, and community development minimums under the framework for general performance standards established by the amended CRA rule adopted by the OCC. In May 2021, the OCC announced that it was reconsidering the June 2020 rule, and does not plan to finalize the December 2020 rule. The impact on the Bank from any changes to the CRA regulations will depend on the final form of the proposed benchmark rule and how it is implemented and applied.
Regulatory Capital Requirements.   We and the Bank would be subject to risk-based capital requirements and rules issued by the Federal Reserve and the OCC. The capital rules are intended to reflect the relationship between the banking organization’s capital and the degree of risk associated with its operations based on transactions recorded on-balance sheet as well as off-balance sheet items. The FDIA requires the federal banking agencies to take prompt corrective action with respect to depository institutions that do not meet the minimum capital requirements set forth in the capital rules. These capital requirements are different from, and may be in addition to, those required of SoFi Securities under the SEC’s Net Capital Rule.
Regulation of Other Activities
Through SoFi Protect, we offer life insurance, auto insurance, homeowners insurance and renters insurance through Social Finance Life Insurance Agency LLC and its licensed agents, which are subject to state insurance, insurance brokering and insurance agency statutes and regulations.
Privacy and Consumer Information Security
In the ordinary course of our business, we access, collect, store, use, transmit and otherwise process certain types of data, including PII, which subjects us to certain federal and state privacy and information security laws, rules, industry standards and regulations designed to regulate consumer information and data privacy, security and protection, and mitigate identity theft. These laws impose obligations with respect to the collection, processing, storage, disposal, use, transfer, retention and disclosure of PII, and, with limited exceptions, give consumers the right to prevent use of their PII and disclosure of it to third parties. The GLBA requires us to disclose certain information sharing practices to consumers, and any subsequent changes to such practices, and provide an opportunity for consumers to opt out of certain sharing of their PII. This may limit our ability to share PII with third parties for certain purposes, such as marketing. In addition, the CFPB is expected to issue a new rule regulating the disclosure of consumer and information, which may limit our ability to receive or use PII and other consumer information and records supplied by third parties, or share information with third parties. Further, all 50 states and the District of Columbia have adopted data breach notification laws that impose, in varying degrees, an obligation to notify affected individuals and government authorities in the event of a data or security breach or compromise, including when a consumer’s PII has or may have been accessed by an unauthorized person. These laws may also require us to notify relevant law enforcement, regulators or consumer reporting agencies in the event of a data breach. Some laws may also impose physical and electronic security requirements regarding the safeguarding of PII.
On January 1, 2020, the California Consumer Privacy Act (“CCPA”) took effect, directly impacting our California business operations and indirectly impacting our operations nationwide. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. While personal information that we process that is subject to the GLBA is exempt from the CCPA, the CCPA regulates other personal information that we collect and process in connection with the business. A new California ballot initiative, the California Privacy Rights Act (“CPRA”) was passed in November 2020. Effective starting on January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. Certain other state laws impose similar privacy obligations. We anticipate that more states may enact legislation similar to the CCPA, which provides consumers with new privacy rights and increases the privacy and security obligations of entities handling certain personal information of such consumers. The CCPA has prompted a number of proposals for new federal and state-level privacy legislation. These proposals, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.
Our broker-dealer and investment advisers are subject to SEC Regulation S-P, which requires that these businesses maintain policies and procedures addressing the protection of customer information and records. This includes protecting against any anticipated threats or hazards to the security or integrity of customer records and information and against unauthorized access to or use of customer records or information. Regulation S-P also requires these businesses to provide initial and annual privacy notices to customers describing information sharing policies and informing customers of their rights.
Legal Proceedings
In limited instances, the Company may be subject to a variety of claims and lawsuits in the ordinary course of business. Regardless of the final outcome, defending lawsuits, claims, government investigations, and proceedings in which we are involved is costly and can impose a significant burden on management and employees, and there can be no assurances that favorable final outcomes will be obtained.
Juarez et al v. SoFi Lending Corp. SoFi Lending Corp. and SoFi (collectively, the “SoFi Defendants”) are defendants in a putative class action, captioned as Juarez v. Social Finance, Inc. et al., Civil Action No. 4:20-cv-03386-HSG, filed against them in the United States District Court for the Northern District of California in May 2020 (the “Action”). Plaintiffs, who are non-U.S. citizens, allege that the SoFi Defendants engaged in unlawful lending discrimination in violation of 42 U.S.C. § 1981 and California Civil Code, § 51, et seq., through policies and practices making two categories of certain non-United States citizen loan applicants — i.e., United States residents who hold Deferred Access for Childhood Arrivals (“DACA”) status or who hold green cards with a validity period of less than two years — ineligible for loans or eligible only with a co-signer who is a United States citizen or lawful permanent resident. Plaintiffs further allege that the SoFi Defendants violated 15 U.S.C. § 1981, the Fair Credit Reporting Act, by accessing the credit reports of non-United States citizen loan applicants who hold green cards with a validity period of less than two years without a permissible purpose. As relief, Plaintiffs seek, on behalf of themselves and a purported class of similarly-situated non-United States citizen loan applicants, a declaratory judgment that the challenged policies and practices violate federal and state law, an injunction against future violations, actual and statutory damages, exemplary and punitive damages, and attorneys’ fees. The SoFi Defendants filed a motion to, among other things, dismiss Plaintiffs’ claims for failure to state a claim, and/or compel arbitration. By order dated April 12, 2021, the court dismissed Plaintiffs’ California Civil Code, § 51 claim without prejudice, and declined the SoFi Defendants’ motion to dismiss the remaining counts. Thereafter, on June 2, 2021, the SoFi Defendants filed an answer to Plaintiffs’ complaint, denying liability, denying that class treatment is appropriate, and asserting various defenses. The plaintiffs have filed an amended consolidated complaint adding two new named plaintiffs including a California resident. Although there can be no assurance as to the ultimate disposition of the Action, the SoFi Defendants continue to deny liability to Plaintiffs and the putative class members, believe that they have meritorious defenses against Plaintiffs’ claims, and intend to vigorously defend themselves and oppose class certification. We cannot reasonably estimate an amount of loss or range of possible loss associated with this matter.
Galileo Class Action Litigation. Galileo was a defendant in a putative class action, captioned as Richards, et. al v. Chime Financial, Inc., Galileo Financial Technologies and The Bancorp, Inc., Civil Action No. 4:19-cv-6864-HSG (N.D. Cal.), filed in the United States District Court for the Northern District of California in October 2019. Plaintiff asserted various claims against the defendants arising from an intermittent disruption in service experienced by certain holders of Chime Financial, Inc. (“Chime”) deposit accounts preventing them from accessing or using account funds for portions of time between October 16, 2019 and October 19, 2019. The parties have entered into a class action settlement agreement to resolve the claims in the action. By Order dated May 24, 2021, the Court granted final approval of that settlement and, on June 1, 2021, entered final judgment and closed the case. The period for the lone objector to appeal expires July 1, 2021. Galileo has an obligation to make a contribution to fund the settlement, which is due in August 2021 in the absence of any appeal.
The CFPB is also conducting investigations into whether Chime or other deposit accountholders were harmed by Galileo in connection with the intermittent service disruption covering several time periods. We may in the future be subject to additional lawsuits and disputes. We are also involved in other claims, government investigations, and proceedings arising from the ordinary course of our business. Although the results of such lawsuits, claims, government investigations and proceedings cannot be predicted with certainty, we do not believe that the final outcome of these other matters will have a material adverse effect on our business, financial condition, or results of operations.
SoFi Wealth Consent Agreement. We and the staff of the SEC Division of Enforcement have agreed in principle to a consent agreement, without admitting or denying the SEC’s findings, which includes, among other things, a civil penalty of $300,000, to close a pending investigation of SoFi Wealth for alleged violations of Section 206(2) and Section 206(4) of the Investment Advisers Act and Rule 206(4)-7 thereunder by SoFi Wealth. The SEC staff’s allegations relate to actions undertaken by SoFi Wealth in April 2019 to rebalance certain holdings of unaffiliated exchange traded funds (“ETFs”) in clients’ automated investment advisory accounts with holdings of SoFi-branded ETFs which had lower operating expense ratios sponsored and managed by an affiliate of SoFi Wealth. In particular, although SoFi Wealth had disclosed to clients in its Form ADV that it could use affiliated ETFs, such as SoFi-branded ETFs, in the automated investment advisory accounts, the SEC staff alleges that SoFi Wealth also should have disclosed certain alleged conflicts of interest concerning use of the SoFi-branded ETFs: specifically that SoFi Wealth preferred to use the SoFi-branded ETFs, because SoFi expected to receive a marketing benefit from use of the SoFi-branded ETFs, and that the automated investment advisory accounts would be an important early source of assets in connection with the launch of the SoFi-branded ETFs.
The consent agreement is subject to formal acceptance by the SEC and could change, and a final settlement cannot be assured. By its current terms, and without admitting or denying the SEC staff’s findings, SoFi Wealth would agree to the following: a censure, an order to cease-and-desist from future violations of Section 206(2), Section 206(4), and Rule 206(4)-7, a civil penalty of $300,000, and undertakings to review all relevant disclosure documents, to review SoFi Wealth’s compliance policies and to notify clients concerning the terms of the prospective order. The offer of settlement would not require any disgorgement to customers by SoFi Wealth. We do not believe such a resolution, if accepted by the SEC, would result in any material limitations on the ongoing business or operations of SoFi or SoFi Wealth.

In re Renren Inc. Derivative Litigation. On March 22, 2021, SoFi was named as a newly added defendant in an Amended and Supplemental Consolidated Stockholder Derivative Complaint (the “Amended Complaint”) filed in an ongoing action pending in the Supreme Court of New York, captioned In re Renren, Inc. Derivative Litigation, Index No. 653564/2018. The plaintiffs, Hen Ren Silk Road Investments LLC, Oasis Investments II Master Fund Ltd., and Jodi Arama, allege that the Chairman and Chief Executive Officer of Renren, Inc. (“Renren”), Joseph Chen, and others, breached their fiduciary duties to Renren’s shareholders in connection with a transaction in which Renren spun off its holdings of SoFi shares (as well as stock in other entities) to Oak Pacific Investments (“OPI”), an entity allegedly controlled by Mr. Chen. The Amended Complaint alleges that SoFi’s receipt of approximately 17 million of its own securities from OPI pursuant to a call option transfer during the pendency of the lawsuit constituted a fraudulent conveyance. The sole claim asserted against SoFi is that SoFi allegedly received a fraudulent conveyance pursuant to D.C.L. Section 276 (as in effect in March 2019) that should be voided and set aside pursuant to D.C.L. Sections 278 and 279 (as effective in 2019), as well as unspecified compensatory damages. The Amended Complaint seeks, among other things, an order to impose a constructive trust over the SoFi shares transferred from Renren or the proceeds thereof, voiding and setting aside the call option transfer of approximately 17 million SoFi shares as a fraudulent conveyance, and requiring the Company to pay over the value of the call option transfer. The Company intends to vigorously defend against the action and believes that any claims against it are meritless. We cannot reasonably estimate an amount of loss or range of possible loss associated with this matter.
Intellectual Property
We seek to protect our intellectual property by relying on a combination of federal, state and common law in the United States, as well as on contractual measures. We use a variety of measures, such as trademarks and trade secrets, to protect our intellectual property. We also place appropriate restrictions on our proprietary information to control access and prevent unauthorized disclosures, a key part of our broader risk management strategy.
We have registered several trademarks related to our name, “SoFi” as well as SoFi’s logo, our company motto “Get Your Money Right” and certain SoFi products, such as “SoFi Money” and “SoFi Invest”. We believe our name, logo, motto and products are important brand identifiers for our members and enterprise partners.
Properties
We primarily operate through a network of leased properties, including largely office spaces, two properties of which are located outside of the U.S. We believe our existing facilities are adequate to meet our current business requirements and that we will be able to find suitable space to accommodate any potential future expansion. Although the majority of our employees who utilize our office spaces are currently working remotely due to the COVID-19 pandemic, as of the date of this filing we still intend to occupy these locations when conditions safely permit.

Our leased properties total approximately 430,000 square feet, with the most significant properties and the reportable segments that primarily utilize those properties as follows:

Location	Approximate Square Footage	Segments(1)
San Francisco, California	99,000	L, FS
Cottonwood Heights, Utah	51,000	L, FS
Jacksonville, Florida	37,000	L, FS
Murray, Utah	29,000	FS
Holladay, Utah	29,000	TP
Claymont, Delaware	28,000	L, FS
Helena, Montana	27,000	L
New York, New York	13,000	L, FS
Frisco, Texas	13,000	L
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(1)Segment references include: L = Lending, FS = Financial Services, and TP = Technology Platform.
Human Capital Resources
Our top priority is building a durable culture of diversity and a company where people love where they work following our core values. Our employee initiatives are designed to support, develop and inspire employees, ultimately unlocking the potential of the organization, driving excellence across the business and solidifying SoFi as a top career destination where people love to work.
We have established guiding principles to help us achieve our top priority:
•Embodying SoFi’s culture and values to ensure everyone feels welcome, included and able to contribute;
•Integrating a diversity and inclusion lens into everything we do;
•Guiding team members regarding where they are and where they are going — and giving them the tools and resources to get there;
•Supporting managers to become effective people leaders;
•Taking a principled approach to providing fair, relevant and competitive compensation and benefits to a dynamic workforce with diverse needs; and
•Leveraging data to better understand the employee experience and measure our success.
Diversity and Inclusion
Our Diversity, Inclusion, Equity and Belonging objective is to be a company where each of us genuinely belongs, is respected and valued, and can do our best work, and where diversity and inclusion is a competitive advantage.
To help achieve these goals, we will focus on attraction, retention and development at all levels. This means that we will ensure fair and transparent processes in talent assessment and hiring, performance management and career progression and retention.
As a foundation to this work, we have developed competency-based assessments for roles in marketing, operations and engineering to reduce unconscious biases in both our hiring and promotion practices. We have also invested in formalizing a university hiring program and returning military program to ensure we are bringing in talent at all levels of our organization and helping them nurture lasting careers within SoFi.

We are working to create a stronger sense of inclusion and belonging for our employees in general. Our recent employee surveys showed that feelings of belonging are driven by many aspects of our experiences at work, which drives engagement. Engagement and belonging are fueled by having a meaningful connection to others and opportunities to grow and develop our careers. Across all of these dimensions, we are committed to building programs, systems and tools that foster greater belonging.
We are formalizing career paths within our operations organization to provide better transparency to our careers and promotion criteria. We will continue to invest and further develop our manager training and support to ensure that all managers — those promoted, developing or hired — understand how to manage, keeping our Diversity and Inclusion principles top of mind in every aspect of their role.
We have also established a range of educational programs in line with our values that reinforce our Diversity and Inclusion practices, which are required training for our global employee base as well as future employees: Unconscious Bias Training; Inclusive Culture Training; and Hiring the SoFi Way.
We have introduced a vision for what we want our workforce to look like in three years, including a career pathways program in our operations organization, a formalized university program, mentorship for underrepresented minorities, and targeted executive recruiting for leadership roles. We believe that a combination of these approaches will help increase the representation, engagement and retention of women, Black, Latinx and all employees who identify as being from an underrepresented group across all levels, roles and organizations.
We have expanded accountability metrics for Diversity and Inclusion to include retention, promotion and engagement alongside hiring, and regularly review these practices to ensure accountability and progress.
Training and Manager Excellence
We believe strongly in investing in our employees and this is a focus throughout the employee lifecycle. Great care is taken to onboard new hires and set them up for success, both in terms of a broad understanding of SoFi’s mission, values, strategic point of differentiation and products, as well as role-specific learning. To this end, throughout the year we offer ongoing learnings, including: weekly company-level All Hands meetings, monthly programming on a diverse range of topics spanning general business updates to developmental topics, and other opportunities for learning from internal and external speakers, including financial wellness and personal wellness topics.
We also offer ongoing learning opportunities for our people managers to ensure they are well equipped to support their employees. In addition to training on our compensation philosophy and tools, manager effectiveness and other basic ongoing processes administered by the people team, we also launched in the fourth quarter of 2020 a seven-week manager onboarding program. This program covers a variety of topics, including Diversity and Inclusion, how to give effective feedback, a recruiting overview and best practices and various other components to set new leaders at SoFi up for success.
Compensation
Our compensation programs are designed to attract, retain and motivate talented, deeply qualified and committed individuals who believe in our mission, while rewarding employees for long-term value creation. We have a pay-for-performance culture in which employee compensation is aligned to Company performance, as well as individual contributions and impacts. Our equity program aligns employee compensation to the long-term interests of our shareholders, while encouraging them to think and act like owners. While we are still evolving our programs and practices, we strive for a fair, competitive, transparent and equitable approach in recognizing and rewarding our employees.
Health and Wellness
The health and wellness of our employees and their families is integral to SoFi’s success. We have a comprehensive benefits program to support the physical, mental and financial wellbeing of our employees. We have two core medical plans in which SoFi pays 100% of the monthly premiums. In addition to core medical, we offer fertility and maternity benefits to help employees who are looking to grow their family. To support the mental health of our employees, we offer a digital benefit that allows our employees to meet with coaches and clinical care providers at no cost to them. Our tuition reimbursement and student loan repayment programs provide financial support to our employees that allows them to advance their education and pay off existing student loan debt.
In response to the COVID-19 pandemic, we transitioned to a remote workforce to help protect the health and wellness of our employees while continuing to provide the proper support to SoFi members. We recognize that these are trying times for everyone, including our employees. To support our employees through this time, we introduced additional programs focused on mental health, childcare and balancing the demand of work and personal family needs. In June 2020, we implemented “SoFridays” in which employees are encouraged to end their work week at 2:00 pm local time each Friday.
Employee Experience and Data
As of March 31, 2021, we employed approximately 2,182 employees, primarily located in California, Utah, Delaware, Montana, Texas, Florida, and New York. None of our employees are currently represented by a labor union or have terms of employment that are subject to a collective bargaining agreement. We consider our relationship with our employees to be good and have not historically experienced any work stoppages.
We believe it is critical to leverage the collective feedback of our workforce to continue to build upon the employee experience. We launched our first employee engagement survey in 2019 and have followed up with additional surveys in 2020 and 2021. In all periods, employee participation was at or above 94%. The insight and data provided by our employees will be key in helping us achieve our priority of building a durable culture of diversity and becoming a place where people are loyal to the company and love working at the company.

SELECTED HISTORICAL FINANCIAL INFORMATION
The selected consolidated statements of operations data for each of the years ended December 31, 2020, 2019 and 2018 and the consolidated balance sheet data as of December 31, 2020 and 2019 were derived from SoFi’s audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for each of the years ended December 31, 2017 and 2016 and the consolidated balance sheet data as of December 31, 2018, 2017 and 2016 were derived from SoFi’s audited consolidated financial statements that are not included in this prospectus. The selected consolidated statements of operations data for each of the three months ended March 31, 2021 and 2020 and the consolidated balance sheet data as of March 31, 2021 were derived from SoFi’s unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a consistent basis with the audited consolidated financial statements. In the opinion of management, the selected historical financial information reflects all adjustments, which are of a normal recurring nature, necessary for a fair statement of the financial information set forth in these statements. SoFi’s historical results are not necessarily indicative of the results that may be expected for any future period.
The information below should be read in conjunction with SoFi’s consolidated financial statements and accompanying footnotes included elsewhere in this prospectus, as well as “Risk Factors — Business, Financial and Operational Risks” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

($ in thousands, except per share data)	Three Months Ended March 31,		Year Ended December 31,
	2021(2)	2020	2020(2)	2019	2018	2017	2016
Consolidated Statements of Operations Data(1):
Net interest income	$47,280	$47,149	$177,931	$329,834	$259,064	$266,220	$136,731
Total noninterest income	148,704	31,153	387,601	112,825	10,335	240,488	141,392
Total net revenue	195,984	78,302	565,532	442,659	269,399	506,708	278,123
Total noninterest expense	372,449	184,612	894,053	682,258	522,756	456,625	265,592
Net income (loss)	(177,564)	(106,367)	(224,053)	(239,697)	(252,399)	49,772	12,233
Comprehensive income (loss)	(177,644)	(106,374)	(224,198)	(239,706)	(252,378)	49,746	12,226
Earnings (loss) per share – basic(3)	(2.81)	(2.93)	(7.49)	(7.00)	(7.19)	—	—
Earnings (loss) per share – diluted(2)	(2.81)	(2.93)	(7.49)	(7.00)	(7.19)	—	—
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(1)The Consolidated Statements of Operations Data reflects the adoption of certain accounting standards updates (“ASU”), for which not all historical periods were required to be updated based on the transition method selected. See Note 1 to SoFi’s Notes to Unaudited Condensed Consolidated Financial Statements and to SoFi’s Notes to Consolidated Financial Statements included elsewhere in this prospectus under “Recently Adopted Accounting Standards” for a discussion of newly adopted ASUs and their impact on the consolidated financial statements.
(2)See Note 2 to SoFi’s Notes to Unaudited Condensed Consolidated Financial Statements and to SoFi’s Notes to Consolidated Financial Statements included elsewhere in this prospectus for information regarding two acquisitions during the year ended December 31, 2020, one of which was a material acquisition in accordance with ASC 805, Business Combinations, but was not a significant acquisition under Regulation S-X, Rule 3-05, Financial Statements of Businesses Acquired or to be Acquired.
(3)See Note 15 to SoFi’s Notes to Unaudited Condensed Consolidated Financial Statements and Note 16 to SoFi’s Notes to Consolidated Financial Statements included elsewhere in this prospectus for a description of the computation of basic and diluted loss per share.

($ in thousands)	As of March 31,	As of December 31,
	2021(2)	2020(2)	2019	2018	2017	2016
Consolidated Balance Sheet Data(1):
Cash and cash equivalents	$351,283	$872,582	$499,486	$325,114	$245,584	$218,023
Restricted cash and restricted cash equivalents	347,284	450,846	190,720	211,889	235,165	144,745
Loans	4,486,828	4,879,303	5,387,958	7,211,989	8,754,825	6,606,189
Total assets	7,382,237	8,563,499	7,289,160	8,549,928	9,673,562	7,083,609
Debt	3,827,424	4,798,925	4,688,378	6,201,523	6,913,043	5,211,354
Total liabilities	4,502,189	5,509,928	5,188,491	6,727,796	7,642,879	5,678,860
Redeemable preferred stock(3)	3,173,686	3,173,686	2,439,731	1,890,554	1,890,554	1,409,888
Total permanent equity (deficit)	(293,638)	(120,115)	(339,062)	(68,422)	140,129	(5,139)
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(1)The Consolidated Balance Sheet Data reflects the adoption of certain ASUs, for which not all historical periods were required to be updated based on the transition method selected. See Note 1 to SoFi’s Notes to Unaudited Condensed Consolidated Financial Statements and to SoFi’s Notes to Consolidated Financial Statements included elsewhere in this prospectus under “Recently Adopted Accounting Standards” for a discussion of newly adopted ASUs and their impact on the consolidated financial statements.
(2)See Note 2 to SoFi’s Notes to Unaudited Condensed Consolidated Financial Statements and to SoFi’s Notes to Consolidated Financial Statements included elsewhere in this prospectus for information regarding two acquisitions during the year ended December 31, 2020, one of which was a material acquisition in accordance with ASC 805, but was not a significant acquisition under Regulation S-X, Rule 3-05, Financial Statements of Businesses Acquired or to be Acquired.
(3)Redeemable preferred stock is presented within temporary equity on the consolidated balance sheets. See Note 9 to SoFi’s Notes to Unaudited Condensed Consolidated Financial Statements and Note 10 to SoFi’s Notes to Consolidated Financial Statements included elsewhere in this prospectus for more information on the SoFi preferred stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unless the context otherwise requires, all references in this section to “we”, “us” or “our” refer to the combined business of Social Finance, Inc. and its consolidated subsidiaries (collectively, “SoFi”) prior to the Business Combination and SoFi Technologies, Inc. and its consolidated subsidiaries after giving effect to the Business Combination.
The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. You should read this discussion and analysis in conjunction with “Selected Historical Financial Information” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Certain amounts may not foot due to rounding. This discussion and analysis contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”. We assume no obligation to update any of these forward-looking statements. Actual results may differ materially from those contained in any forward-looking statements.
Business Overview
We are a member-centric, one-stop shop for digital financial services that allows members to borrow, save, spend, invest and protect their money. Our mission is to help our members achieve financial independence in order to realize their ambitions. To us, financial independence does not mean being wealthy, but rather represents the ability of our members to have the financial means to achieve their personal objectives at each stage of life, such as owning a home, having a family, or having a career of their choice — more simply stated, to have enough money to do what they want. We were founded in 2011 and have developed a suite of financial products that offers the speed, selection, content, and convenience that only an integrated digital platform can provide. In order for us to achieve our mission, we have to help people get their money right, which means providing them with the ability to borrow better, save better, spend better, invest better and protect better. Everything we do today is geared toward helping our members “Get Your Money Right” and we strive to innovate and build ways for our members to achieve this goal.
Our three reportable segments and their respective products are as follows:

Lending	Financial Services	Technology Platform
•Student Loans (in school and student loan refinancing)	•SoFi Money	•Technology Platform Services (Galileo)
•Personal Loans	•SoFi Invest(1)	•Clearing Brokerage Services (Apex)(2)
•Home Loans	•SoFi Relay
•SoFi Credit Card
•SoFi At Work
•SoFi Protect
•Lantern Credit
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(1)Our SoFi Invest service is comprised of three products: active investing accounts, robo-advisory accounts and cryptocurrency accounts.
(2)During January 2021, the initial Apex seller exercised its call rights on our Apex equity investment. See “— Our Reportable Segments—Technology Platform segment” for additional information.
We refer to our customers as “members”. We define a member as someone who has a lending relationship with us through origination or servicing, opened a financial services account, linked an external account to our platform, or signed up for our credit score monitoring service. Once someone becomes a member, they are always considered a member unless they violate our terms of service given our members have continuous access to our CFPs, our career advice services, our member events, all of our content, educational material, news, tools and calculators at no cost to the member. Additionally, our mobile app and website have a member home feed that is personalized and delivers content to a member about what they must do that day in their financial life, what they should consider doing that day in their financial life, and what they can do that day in their financial life. Since our inception through March 31, 2021, we have served approximately 2.3 million members who have used approximately 3.2 million products on the SoFi platform and have experienced accelerating year-over-year member growth for the past seven consecutive quarters. We believe we are in the early stages of the digital transformation of financial services and, as a result, have a substantial opportunity to continue to grow our member base and increase the number of products that our members use on the SoFi platform.
We offer our members a suite of financial products and services, enabling them to borrow, save, spend, invest and protect within one integrated platform. Our aim is to create a best-in-class, integrated financial services platform that will generate a virtuous cycle whereby positive member experiences will lead to more products adopted per member and enhanced profitability for each additional product by lowering overall member acquisition costs and increasing the lifetime value of our members. We refer to this virtuous cycle as our “Financial Services Productivity Loop”.
We believe that developing a relationship with our members and gaining their trust is central to our success as a financial services platform. Moreover, we believe that some of the current frictions faced by other financial institutions are caused by a disjointed and non-seamless product experience, a lack of digital acquisition, subpar mobile web products instead of digital native apps and incomplete product offerings to meet a customer’s holistic financial needs. Through our mobile technology and continuous effort to improve our financial services products, we are seeking to build a financial services platform that members can access for all of their financial services needs.
We believe we are in the early stages of realizing the benefits of the Financial Services Productivity Loop, as increasing numbers of our members are using multiple products on our platform. From the first quarter of 2020 through the first quarter of 2021, the number of our members who have used more than one of our product offerings grew 171% from approximately 216,000 to approximately 585,000.
In addition to benefiting our members, our products and capabilities are also designed to appeal to enterprises, such as financial services institutions that subscribe to our enterprise services called SoFi At Work, and have become interconnected with the SoFi platform. While these enterprises are not considered members, they are important contributors to the growth of the SoFi platform, and also have their own constituents who might benefit from our products in the future. Further, Galileo has over 69 million total accounts on its platform (excluding SoFi accounts). Galileo started contributing new accounts to the SoFi ecosystem during the second quarter of 2020.
While we primarily operate in the United States, in 2020, we expanded into Hong Kong with our acquisition of 8 Limited, an investment business. Additionally, with the acquisition of Galileo in May 2020, we gained clients in Mexico.

National Bank Charter.  A key element of our long-term strategy is to secure a national bank charter, which we believe would enhance the profitability of our Lending segment and SoFi Money. While we currently rely on third-party bank holding companies to provide banking services to our members, securing a national bank charter would, among other things, allow us to provide members and prospective members broader and more competitive options across their financial services needs, including deposit accounts, and lower our cost to fund loans (by utilizing our SoFi Money members’ deposits to fund our loans), which would enable us to offer lower interest rates on loans to members as well as offer higher interest rates on SoFi Money accounts, all while continuing not to charge non-interest based fees.
In October 2020, we received preliminary, conditional approval from the OCC for our application for a national bank charter. Final OCC approval is subject to a number of preopening requirements. In March 2021, we entered into an agreement to acquire Golden Pacific Bancorp, Inc., a bank holding company (“Golden Pacific”), and its wholly-owned subsidiary, Golden Pacific Bank, National Association, a national bank (“Golden Pacific Bank”), for a total cash purchase price of $22.3 million. The acquisition is subject to regulatory approval, including approval from the OCC of a revised business plan for the acquiree national bank, and approval from the Federal Reserve to become a bank holding company and for a change of control, and other customary closing conditions. In March 2021, we submitted an application to the Federal Reserve to become a bank holding company. The application review process is ongoing.
In order to be compliant with all applicable regulations, to operate to the satisfaction of the banking regulators, and to successfully execute our business plan for the bank, SoFi has been building out the required infrastructure to run the bank and to operate as a bank holding company. This effort spans our people and organization, technology, marketing/product management, risk management, compliance, and control functions. We have invested and expect to continue to invest substantial time, money and human resources towards bank readiness, and towards the regulatory approval process. During the three months ended March 31, 2021, we incurred direct costs associated with securing a national bank charter of $5.5 million, which consisted primarily of professional fees and compensation and benefits costs. While largely dependent on the timing of the regulatory approvals, we estimate that we could incur additional costs of approximately $6 million to $10 million through the remainder of the regulatory approval process.
Our Reportable Segments
We conduct our business through three reportable segments: Lending, Financial Services and Technology Platform. Below is a discussion of our segments and their corresponding products.
Lending Segment
Through our Lending segment, we offer student loans, personal loans, home loans and related services.
Student Loans. We primarily operate in the student loan refinance space, with a focus on super-prime graduate school loans. Subsequently, we expanded into “in-school” lending, which allows members to borrow funds while they attend school. We offer flexible loan sizes and repayment options, as well as competitive rates, on our student loan refinancing and in-school loan products.
Personal Loans. We primarily originate personal loans for debt consolidation purposes and home improvement projects. We offer fixed and variable rate loans with no origination fees and flexible repayment terms, such as unemployment protection. We believe there are opportunities for us to pursue additional personal loan channels.
Home Loans. We have historically offered agency and non-agency loans for members purchasing a home or refinancing an existing mortgage. On our home loan products, we offer competitive rates, flexible down-payment options for as little as 5% and educational tools and calculators.
A key element of our underwriting process is the ability to facilitate risk-based interest rates that are appropriate for each loan. Using SoFi’s proprietary risk models, we project quarterly loan performance results, including expected losses and prepayments. The outcome of this process helps us determine a more data-driven, risk-based interest rate that we can offer our members.
SoFi has built a comprehensive underwriting process across each lending product that is focused on willingness to pay (credit), ability to pay (income verification), and capacity to pay (debt service in relation to other loans). Our student loan and personal loan underwriting models consider credit reports, industry credit and bankruptcy prediction models, custom credit assessment models, and debt capacity analysis, as indicated by borrower free cash flow (defined as borrower monthly net income less revolving and installment payments less housing payments). Our minimum FICO requirements are 650 for student loan refinancing, 680 for in-school loans (primary or co-signer) and 680 for personal loans. Home loans originated by SoFi that are agency conforming loans are subject to Automated Underwriting System credit, debt service, and collateral eligibility established by Fannie Mae. Existing members generally experience a higher approval rate than new members, subject to the member being in good standing on their existing products. Home loans originated by SoFi that are non-agency are subject to SoFi Home Loans credit criteria, including minimum tri-bureau credit score, established credit history requirements, income verification, as well as maximum qualified mortgage limits on debt to income service and caps on LTV (loan to value) based on an accredited appraisal. We also leverage SoFi data to allow existing members to have a streamlined application process through automation.
Our lending business is primarily a gain-on-sale model, whereby we originate loans and recognize a gain from these loans when we sell them into either our whole loan or securitization channels. We sell our whole loans primarily to large financial institutions, such as bank holding companies, typically at a premium to par, and in excess of our costs to originate the loans. Our loan premiums fluctuate from time to time based on benchmark rates and credit spreads, and we are not guaranteed a gain on all or any of our loan sales. When securitizing loans, we first isolate the underlying loans in a trust and then sell the beneficial interests in the trust to a bankruptcy-remote entity. In securitization transactions that do not qualify for sale accounting, the related assets remain on our balance sheet and cash proceeds received are reported as liabilities, with related interest expense recognized over the life of the related borrowing. In securitization transactions that qualify for sale accounting, we typically have insignificant continuing involvement as an investor. In the case of both whole loan sales and securitizations, we also typically continue to retain servicing rights following transfer. We therefore view servicing as an integral component of the Lending segment.
Prior to selling our loans, we hold them on our balance sheet at fair value and rely upon warehouse financing arrangements. Net interest income, which we define as the difference between the earned interest income and interest expense to finance loans, is a key component of the profitability of our Lending segment.
We retain servicing rights to our originated loans (other than home loans), and believe our servicing function is an important asset because of the connection to the member it affords us throughout the life of the loan. We directly service all of the personal loans that we originate. We act as master servicer for, and rely on sub-servicers to directly service, all of our student loans, credit cards and FNMA conforming home loans. We believe this ongoing relationship with our members enhances the effectiveness of our Financial Services Productivity Loop by increasing member touchpoints and driving the number of products per member.
Our platform supports the full transaction lifecycle, including credit application, underwriting, approval, funding and servicing. Through data derived at loan origination and throughout the servicing process, SoFi has life of loan performance data on each loan in its ecosystem, which provides a meaningful data asset.
Financial Services Segment
Our Financial Services segment consists of cash management, investment and other related services.
SoFi Money
Through SoFi Money, a digital, mobile cash management experience for our members, we invest in member acquisition and marketing activities to attract new members, including by offering rewards to incentivize prospective members to house their cash management activities on the SoFi platform.

We generate interest income from deposits sitting in the various Member Banks, which is reduced by the interest fees paid to members. We also earn payment network fees on member expenditures via SoFi-branded debit cards issued by one of our member bank holding companies (each a “Member Bank”). Payment network fees are reduced by direct fees payable to card associations and the Member Bank.
The Bancorp Bank (“Bancorp”) is the issuer of all SoFi Money debit cards and sponsors access to debit networks for payment transactions, funding transactions and associated settlement of funds under a sponsorship agreement with SoFi Securities. Additionally, Bancorp provides sponsorship and support for ACH, check, and wire transactions along with associated funds settlement. The SoFi Money product also utilizes a sweep administrator, UMB Bank, National Association (“UMB”), to sweep funds to and from the SoFi Money program banks, as necessary, under a program broker agreement between SoFi Securities and UMB and program account and program bank agreements with a variety of sweep program banks. The SoFi Securities agreement with Bancorp provides for receipt by Bancorp of program revenue and transaction fees, and is subject to a minimum monthly card activity fee. The agreement with Bancorp is terminable by SoFi Securities with 120 days prior notice. The program broker agreement between SoFi Securities and UMB provides for one-year terms that automatically renew and is terminable by either party with at least 90 days’ written notice prior to the end of the current term. The program account agreements and program bank agreements between SoFi Securities, UMB and the sweep banks provide for the rate of interest payable on the balances in a member’s SoFi Money account and include certain maximum transfer requirements on transfers. These arrangements are generally terminable upon termination of SoFi Securities’ sweep arrangement with UMB.
SoFi Invest
We also provide introductory brokerage services to our members, and have invested significantly in creating SoFi Invest, a streamlined mobile investing experience through which we offer multiple ways to invest and give members access to active investing, robo-advisory and cryptocurrency services. While we do not charge trading fees, other than for cryptocurrency trading, our platform benefits from increasing assets under management as we generate interest income on cash balances that we hold, and we also earn brokerage revenue through share lending and pay for order flow arrangements. We also believe there are opportunities to generate incremental future revenue through margin lending and options. Through our acquisition of 8 Limited in 2020, we expanded SoFi Invest into the Hong Kong market. With respect to our cryptocurrency trading activities, which we initiated in 2019, we do not hold or store members' cryptocurrencies, but instead rely on a third party custodian, and we hold an immaterial amount of cryptocurrencies in order to facilitate paying new cryptocurrency member bonuses when members initiate their first cryptocurrency trade. We do this for member convenience to facilitate a seamless payment of cryptocurrency. Historically, cryptocurrency buy and sell volume has had an immaterial impact on our results of operations.
Furthermore, our innovative “stock bits” feature allows members to purchase fractional shares in various companies. Through our “stock bits” offering, members with SoFi Invest active brokerage accounts may buy or sell fractional shares in a variety of equity securities. Members can place orders in dollars or shares. During the course of a trading day, all member orders are consolidated into a single order for each equity security, which may be a sell or buy order. These fractional orders are rounded up to the next whole share and executed as a market order prior to market close on a standard trading day. Following market close, we allocate the trades to each individual member. We maintain an insignificant stock inventory of between two and ten shares for each issuer for whose securities we provide fractional trading in order to facilitate “stock bits” trades. This stock inventory is recorded within other assets in our balance sheet and was not material as of any of the balance sheet dates presented in the consolidated financial statements included elsewhere in this prospectus, nor were our revenues earned and expenses incurred associated with the “stock bits” feature material during any of the income statement periods presented.
Other
In August 2020, we began offering the SoFi Credit Card, which we expanded to a broader market in the fourth quarter of 2020. Additionally, we developed SoFi Relay within the SoFi mobile application, a personal finance management product which allows members to track all of their financial accounts in one place and utilize credit score monitoring services. Further, we leverage our technology and information infrastructure to offer services to other enterprises, such as loan referrals and SoFi At Work, which is a platform we offer to enterprises that are looking for a seamless way to provide financial benefits to their employees, such as student loan payments made on their employees’ behalf, for which we earn a fee. We have also developed a financial services marketplace platform branded Lantern Credit to help applicants that do not qualify for SoFi products with alternative products, as well as providing a product comparison experience. Finally, through SoFi Protect, we offer third-party insurance products through partnerships.
We earn revenues in connection with our Financial Services segment through various partnerships and our SoFi Money and SoFi Invest products in the following ways:
•Referral fees: Through strategic partnerships, we earn a specified referral fee in connection with referral activity we facilitate through our platform, which is not directly tied to a particular Financial Services product. The referral fee is paid to us by third-party partners that offer services to end users who do not use one of our product offerings, but who were referred to the partners through our platform. As such, the third-party enterprise partners are our customers in these referral arrangements.
•Payment network fees: We earn payment network fees, which primarily constitute interchange fees, from our SoFi Money product. These fees are remitted by merchants and are calculated by multiplying a set fee percentage (as stipulated by the debit card payment network) by the transaction volume processed through such network. We arrange for performance by a card association and the bank issuer to enable certain aspects of the SoFi branded transaction card process. We enter into contracts with both parties that establish the shared economics of SoFi Money branded transaction cards. Historically, these fees have not been a significant portion of total net revenue.
•Enterprise service fees: These fees are earned in connection with services we provide to enterprise partners to facilitate transactions for the benefit of their employees, such as 529 plan contributions or student loan payments through our At Work product, which represents our single performance obligation in the arrangements. Historically, these fees have been an immaterial component of our total net revenue.
•Brokerage fees: We earn brokerage fees from our share lending and pay for order flow arrangements related to our SoFi Invest product (for which Apex serves as principal), exchange conversion services and digital assets activity. In our share lending arrangements and pay for order flow arrangements with Apex, we do not oversee the execution of the transactions by our members, but benefit through a negotiated multi-year revenue sharing arrangement, since our members' brokerage activity drives the share lending and pay for order flow volume. Apex connects with market makers (order flow) and institutions (share lending) to facilitate the service and is responsible for execution. Apex carries inventory risk with the share lending program and ultimately is responsible for successful order routing to market makers that trigger the pay for order flow revenue. Apex sets the gross price and negotiates with market makers and institutions as part of our order flow and share lending arrangements. We have no discretion or visibility into this pricing and, instead, negotiate a net fee for our order flow and share lending arrangements, which is settled with Apex rather than with market makers or other institutions. In our digital assets arrangements, our fee is calculated as a negotiated percentage of the transaction volume. In our exchange conversion arrangements, we earn fees for exchanging one currency for another. Historically, these fees have not been a significant portion of our total net revenue. Our arrangements with Apex are governed by an agreement which contains certain minimum monthly requirements and which is terminable by either party upon notice. Although we no longer have an equity method investment in Apex as of March 31, 2021, Apex will continue to provide the services under this agreement.
•Net interest income: Our SoFi Invest and SoFi Money products also generate net interest income based on the cash balances held in these accounts. Historically, this income has not been a significant portion of our total net revenue.
Technology Platform Segment
Our Technology Platform segment consists of Galileo, and historically included our minority ownership of Apex, a technology-enabled provider of investment custody and clearing brokerage services, in which we invested in December 2018. During January 2021, the seller exercised its call rights on our Apex investment. Therefore, we did not recognize any Apex equity method investment income subsequent to the date the option was called, nor will we have such equity method investment income in future periods. Additionally, we measured the carrying value of the Apex equity method investment as of December 31, 2020 equal to the call payment that we received in January 2021, which resulted in the recognition of an impairment charge of $4.3 million during the fourth quarter of 2020. Although following the seller call we no longer have an equity method investment in Apex or recognize equity method investment income, Apex continues to provide investment custody and clearing services for SoFi Invest, including for our brokerage activities, under a multi-year revenue sharing arrangement.
In May 2020, we acquired Galileo, a provider of technology platform services to financial and non-financial institutions. Through Galileo, we provide services through a suite of program, event and authorization application programming interfaces for financial and non-financial institutions. Additionally, Galileo provides vertical integration benefits with SoFi Money. In addition to growth in its U.S. client base, Galileo is increasingly focused on international opportunities, including in Latin America and Asia.
We earn revenue on Galileo’s platform in the following two ways:
•Technology Platform Fees:   The platform fees we earn are based on access to the platform and are specific to the type of transaction. For example, we offer “event pricing”, which includes a specific charge for an account setup, an active account on file, use of Program, Event and Authorization Application Programming Interfaces (“APIs”), card activation, authorizations and processing, and card loads. In addition, we offer “partner pricing”, which is the back-end support we provide to Galileo’s clients, such as live agent customer service, chargeback and fraud analysis and credit bureau reporting, all within one integrated solution for our clients.
•Program Management Fees:   Also referred to as “card program fees”, these transaction fees are generated from the creation and management of card programs issued by banks and requested by enterprise partners. In these arrangements, Galileo performs card management services and the revenue stems from the payment network and card program fees generated by the card program. This revenue is reduced by association and bank issuer costs, and a revenue share passed along to the enterprise partner that markets the card program. We categorize this class of revenue as payment network fees.
Galileo typically enters into multi-year service contracts with its clients. The contracts provide for a variety of integrated platform services, which vary by client and are generally either non-cancellable or cancellable with a substantive payment. Pricing structures under these contracts are typically volume-based, or a combination of activity- and volume-based, and payment terms are predominantly monthly in arrears. Most of Galileo’s contracts contain minimum monthly payments with agreed upon monthly service levels and may contain penalties if service levels are not met.
COVID-19 Pandemic
On March 11, 2020, the World Health Organization designated the novel coronavirus (“COVID-19”) as a global pandemic. In an effort to manage the spread of the virus, federal, state and local governments enacted various restrictions, including closing schools and businesses, limiting or restricting social or public gatherings, implementing travel restrictions and mandating stay-at-home orders. Although the long-term effects of the COVID-19 pandemic globally and in the United States remain unknown, we are seeing signs of recovery from the impacts of the pandemic due to the increased availability of vaccinations and evolving government stimulus programs, particularly in the U.S., including businesses and schools reopening, improved employment metrics, and increased consumer spending and confidence levels. In response to the COVID-19 pandemic, we expanded our business continuity program to communicate with employees on a regular basis regarding the implementation of a company-wide work-from-home program, planning for contingencies related to the pandemic, providing updated information and policies, and monitoring the ongoing crisis for new developments in accordance with recommendations and protocols published by the U.S. Centers for Disease Control and Prevention (“CDC”) and the World Health Organization, as well as state and local governments.

In response to the economic and financial effects of the COVID-19 pandemic, the Federal Reserve reduced the target range for the federal funds rate to 0% to 0.25%, a level it suggested could remain until 2023, and instituted quantitative easing measures as well as domestic and global capital market support programs. Additionally, on March 27, 2020, the President of the United States signed into law the CARES Act. The CARES Act included, among other things, expanded eligibility for Small Business Administration loans under a Paycheck Protection Program (“PPP”), direct economic assistance to American workers, provisions for payroll tax credits and deferrals, net operating loss carryback periods, alternative minimum tax credits, technical corrections to tax depreciation methods for qualified improvement property, and temporary relief from certain trouble debt restructuring programs. The CARES Act also enacted automatic suspension of principal and interest payments on federally-held student loans, which was extended most recently by executive action through September 30, 2021. We continue to analyze and evaluate the direct and indirect impacts that the CARES Act and additional government relief measures may have on our business, including impacts associated with the expiration of select CARES Act provisions, and we continue to monitor developments in the United States Congress with respect to the potential passage of additional relief measures. See “—Key Factors Affecting Operating Results—Industry Trends and General Economic Conditions” for discussion of the impacts to our business of measures taken in response to the economic and financial effects of the COVID-19 pandemic.
Through our business continuity program, we recently communicated to employees updated information and corporate policies for a safe return to the office. Notably, in May 2021, the CDC issued guidance advising that people fully vaccinated against COVID-19 do not need to wear masks or practice social distancing indoors or outdoors, except under certain circumstances. As the guidance issued by governments and regulators continues to evolve, we will likewise continue to assess the impacts on us and to adjust our business operations, policies and procedures as needed to best accommodate our ecosystem of members and prospective members, Member Banks, employees and investors.
Since the onset of the COVID-19 pandemic, we have continued to adapt our response and strategies to navigate uncertain economic, workplace and market conditions. We have taken a number of measures to proactively support our members, applicants for new loans, employees and investors.
Members:   We have and will continue to approach hardship programs from a member-first perspective. In addition to our Unemployment Protection Plan, which remains available to all eligible members, we launched comprehensive forbearance programs that provided meaningful Federal Emergency Management Agency (“FEMA”) disaster hardship relief. Starting in March 2020, we made available a web-enabled self-service forbearance request process to enable members who faced unemployment, reduction in income or general economic uncertainty to defer their loan payment for an initial period with options to extend. For student loans and personal loans, when a forbearance request was accepted, interest on the loan continued to accrue and is amortized over the remaining life of the loan, and the maturity date of the loan is extended for the length of the deferment. Home loans are subject to FNMA servicing guidelines, which provide certain options to the borrower. For home loans, after the forbearance period has ended, members are required to repay the amount that was suspended, but are not required to repay the amount all at once, though they have that option. Other potential options allow members to make an additional payment each month for a period of time until the past due amounts are repaid, move the deferred amount to the end of the loan term, or set up a loan modification, if they are eligible. In all instances, interest continues to accrue during the forbearance period. In response to the hardship brought on by the COVID-19 pandemic, we also deferred certain collection recovery activities, while taking every opportunity to work with our members to find a path to repayment. We discontinued enrollment in our COVID-19 forbearance programs, which were designed to be temporary in nature, for personal loans and student loans on March 31, 2021 and April 30, 2021, respectively. Subject to eligibility, members may participate in other customary hardship programs.
The following tables present information about our loan products that were in active short-term hardship relief or payment deferral as of March 31, 2021 and December 31, 2020 due to the COVID-19 pandemic or that were classified as performing (current or paid in full) as of March 31, 2021 and December 31, 2020 after exiting payment deferral due to the COVID-19 pandemic:

As of March 31, 2021	Student Loans	Personal Loans	Home Loans
Active short-term hardship relief or payment deferral due to COVID-19 pandemic
Number of loans	3,450	12	108
Aggregate balance ($ in millions)	$249.4	$0.3	$31.0

Classified as performing after exiting payment deferral due to COVID-19 pandemic
Number of loans ever enrolled in COVID-19 forbearance program	38,771	44,046	317
Number of loans enrolled classified as performing at measurement date	33,436	37,692	212
Aggregate balance of loans ever enrolled in COVID-19 forbearance program ($ in billions)	$2.90	$1.21	$0.07
Aggregate balance of loans enrolled classified as performing at measurement date ($ in billions)	$2.53	$1.02	$0.04

As of December 31, 2020	Student Loans	Personal Loans	Home Loans
Active short-term hardship relief or payment deferral due to COVID-19 pandemic
Number of loans	4,532	1,061	122
Aggregate balance ($ in millions)	$317.4	$26.8	$35.6

Classified as performing after exiting payment deferral due to COVID-19 pandemic
Number of loans ever enrolled in COVID-19 forbearance program	37,744	43,585	292
Number of loans enrolled classified as performing at measurement date	31,012	37,022	189
Aggregate balance of loans ever enrolled in COVID-19 forbearance program ($ in billions)	$2.84	$1.20	$0.07
Aggregate balance of loans enrolled classified as performing at measurement date ($ in billions)	$2.38	$1.01	$0.04
During the first quarter of 2021, we experienced lower enrollment rates into hardship programs across all loan products, indicating that our members are regaining financial confidence as we continue the economic recovery from the pandemic. Additionally, as indicated in the tables above, those members who were distressed at the time of enrolling in a hardship program have demonstrated continued strong resiliency, with 85%, 82% and 65% of personal loan, student loan and home loan accounts, respectively, either current or paid-in-full as of December 31, 2020, which increased to 86%, 86% and 67%, respectively, as of March 31, 2021. Based on the combination of these factors, the number of loans in active short-term hardship relief or payment deferral due to the pandemic decreased by 38% as of March 31, 2021 compared to December 31, 2020.
Applicants: In response to deteriorating economic conditions and market uncertainty amid the pandemic, in 2020 we proactively executed our recession readiness credit risk strategies. This included introducing elevated credit eligibility requirements for personal loans, thorough validation of income and income continuity, and limiting loan amounts. As a result of actions taken, for the fourth quarter of 2020 compared to the fourth quarter of 2019, we observed an 11-point increase in personal loan FICO scores at origination. We expected originations incorporating credit risk strategy changes, when stressed using external loss forecasting models with stressed econometric scenarios, to perform similarly to previous vintages. Our student loan refinance business is substantially comprised of applicants refinancing federal loans and/or existing private student loans. We developed objective content and calculators to educate applicants about the Federal relief available to them through the CARES Act and subsequent extensions, which enabled them to maximize their savings. Throughout the first quarter of 2021, we eased our elevated credit eligibility requirements for personal loans through phases of reopening.
Employees: In order to safeguard the health and safety of our team members and their families, we virtualized our entire organization beginning in March 2020, enabling all of our team members to work virtually. We have taken a proactive approach to enable ongoing communication and engagement. In February 2021, we announced that our employees may work with their managers to determine the best place for them to work from, including continuing to work virtually. Additionally, based on feedback we received from an employee engagement survey, we intend to move forward with a pilot reopening of our U.S. offices in the summer of 2021 on a voluntary basis. We will continue to align our protocols with evolving CDC, state and local guidelines to continue to safeguard the health and safety of our team members and their families. We are proud to offer these flexible work arrangements to our employees.
Investors: Durability of, and confidence in, the performance of our originated asset classes has never been more important. Despite uncertain market and economic conditions, our serviced assets continue to perform at historic low delinquency and loss metrics for our Company, even when adjusted for forbearance. The majority of our members have validated their income resiliency and have returned to making full or partial payments on their loan or have paid in full. We have identified members who have sustained hardships and we have worked constructively with the investor community to establish expanded loss mitigation tools to maximize recovery while providing empathy for distressed members. Our team has worked to provide greater transparency to our investor community through access to our Capital Markets and Risk Management team and by providing internal and external analytical and stress testing forecasts, which provide a range of economic scenarios that could manifest in performance of their owned assets. Investors continue to not only have demand for our assets, but have grown their demand for our assets in light of their demonstrated performance.
Delinquencies: Members enrolled in forbearance or hardship relief programs do not appear in delinquency metrics and are not subject to collection activity. Despite this, during any re-enrollment, SoFi works with members to determine when a short-term hardship becomes long-term, which requires differing solutions to ensure a member has the best chance for repayment success. At the onset of the COVID-19 pandemic, we provided online self-service opportunities to members to request initial relief and subsequently extend that short-term forbearance relief as needed (subject to approval). COVID-19 hardship relief was available to members that were current or delinquent at the time of request, although the majority of student loan and personal loan initial enrollments were members that were “current” at the time of enrollment. As indicated in the table above, the majority of members that entered COVID-19 hardship programs have exited such programs.
Liquidity: We took action to prepare for potential liquidity needs by securing additional committed warehouse capacity in May 2020. Additionally, in the first quarter of 2020, we received approximately $46 million of margin calls on certain positions, which had been marked down by our lenders based on trading activity observed in the market. By the end of the second quarter, approximately half of that margin had been returned to us, and by the end of the fourth quarter, all but $0.3 million had been returned to us as markets continued to stabilize. See “Liquidity and Capital Resources—Borrowings” for additional information on margin calls. We were able to manage these needs along with other liquidity needs of our business by relying on our strong liquidity position going into the crisis, having a deep and diversified portfolio of warehouse lenders, being proactive and forward looking as it related to anticipated liquidity risks and needs, and managing decisions conservatively with regard to loan origination growth and loan sales.
The COVID-19 pandemic had a significant impact on consumer spending and money management behavior that has, in turn, impacted our business. See “—Key Factors Affecting Operating Results—Industry Trends and General Economic Conditions” for more information.
We remain committed to serving our members, applicants and investors, while caring for the safety of our employees and their families. See “Risk Factors—COVID-19 Pandemic Risks” included elsewhere in this prospectus for additional discussion of the risks and uncertainties associated with the repercussions of the COVID-19 pandemic.

Executive Overview
The following tables display key financial measures for our three reportable segments and our consolidated company that are used, along with our key business metrics, by management to evaluate our business, measure our performance, identify trends and make strategic decisions. Contribution profit (loss) is the primary measure of segment-level profit and loss reviewed by management and is defined as total net revenue for each reportable segment less expenses directly attributable to the corresponding reportable segment and, in the case of our Lending segment, less fair value adjustments attributable to assumption changes associated with our servicing rights and residual interests classified as debt. See “—Results of Operations”, “—Summary Results by Segment” and “—Non-GAAP Financial Measures” for discussion and analysis of these key financial measures.

	Three Months Ended March 31,		Year Ended December 31,
($ in thousands)	2021	2020	2020	2019	2018
Lending
Total interest income	$81,547	$93,177	$354,383	$593,644	$587,509
Total interest expense	(29,770)	(47,516)	(155,038)	(268,055)	(330,165)
Total noninterest income	96,200	28,217	281,521	108,712	9,404
Total net revenue	147,977	73,878	480,866	434,301	266,748
Adjusted net revenue(1)(2)	168,037	81,755	536,541	442,971	238,070
Contribution profit (loss)(1)	87,686	4,095	241,729	92,460	(109,278)
Financial Services
Total interest income	540	1,737	2,796	5,950	173
Total interest expense	(311)	(1,522)	(2,312)	(5,336)	(143)
Total noninterest income	6,234	1,939	11,386	3,318	844
Total net revenue(1)	6,463	2,154	11,870	3,932	874
Contribution loss	(35,519)	(26,983)	(131,410)	(118,800)	(19,243)
Technology Platform(3)
Total interest expense	(36)	—	(107)	—	—
Total noninterest income	46,101	997	95,737	795	117
Total net revenue(1)	46,065	997	95,630	795	117
Contribution profit	15,685	997	53,203	795	117
Other(4)
Total interest income	441	2,368	6,358	8,599	1,936
Total interest expense	(5,131)	(1,095)	(28,149)	(4,968)	(246)
Total noninterest income (loss)	169	—	(1,043)	—	(30)
Total net revenue (loss)	(4,521)	1,273	(22,834)	3,631	1,660
Consolidated
Total interest income	$82,528	$97,282	$363,537	$608,193	$589,618
Total interest expense	(35,248)	(50,133)	(185,606)	(278,359)	(330,554)
Total noninterest income	148,704	31,153	387,601	112,825	10,335
Total net revenue	195,984	78,302	565,532	442,659	269,399
Adjusted net revenue(1)(2)	216,044	86,179	621,207	451,329	240,721
Net loss	(177,564)	(106,367)	(224,053)	(239,697)	(252,399)
Adjusted EBITDA(2)	4,132	(66,152)	(44,576)	(149,222)	(226,931)
_________________
(1)Adjusted net revenue within our Lending segment is used by management to evaluate our Lending segment and our consolidated results. For the Lending segment, total net revenue is adjusted to exclude the fair value changes in servicing rights and residual interests classified as debt due to valuation inputs and assumption changes (including conditional prepayment and default and discount rates). We use this adjusted measure in our determination of contribution profit (loss) in the Lending segment, as well as to evaluate our consolidated results, as it removes non-cash charges that are not realized during the period and, therefore, do not impact the cash available to fund our operations, and our overall liquidity position. For our Financial Services and Technology Platform segments, there are no adjustments from total net revenue to arrive at the consolidated adjusted net revenue shown in this table.
(2)Adjusted net revenue and adjusted EBITDA are non-GAAP financial measures. For information regarding our uses and definitions of these measures and for reconciliations to the most directly comparable GAAP measures, net loss and total net revenue, respectively, see “— Non-GAAP Financial Measures”.
(3)There was no interest income recorded within our Technology Platform segment for any of the periods presented.
(4)“Other” includes total net revenue associated with corporate functions that are not directly related to a reportable segment. For further discussion, see Note 16 to the Notes to Unaudited Condensed Consolidated Financial Statements and Note 17 to the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

	Quarter Ended
($ in thousands)	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Lending
Total interest income	$81,547	$90,753	$86,468	$83,985	$93,177	$125,041	$161,926	$153,956	$152,721
Total interest expense	(29,770)	(33,626)	(34,246)	(39,650)	(47,516)	(57,497)	(67,989)	(68,609)	(73,960)
Total noninterest income (loss)	96,200	91,865	109,890	51,549	28,217	(6,655)	33,133	71,294	10,940
Total net revenue	147,977	148,992	162,112	95,884	73,878	60,889	127,070	156,641	89,701
Adjusted net revenue(1)(3)	168,037	159,520	178,084	117,182	81,755	58,602	135,402	154,971	93,996
Contribution profit (loss)(1)	87,686	85,204	103,011	49,419	4,095	(33,362)	35,674	67,283	22,865
Financial Services
Total interest income	540	378	365	316	1,737	1,924	2,071	1,406	549
Total interest expense	(311)	(290)	(267)	(233)	(1,522)	(1,798)	(1,798)	(1,242)	(498)
Total noninterest income	6,234	3,963	3,139	2,345	1,939	1,524	760	609	425
Total net revenue(1)	6,463	4,051	3,237	2,428	2,154	1,650	1,033	773	476
Contribution loss	(35,519)	(36,067)	(37,467)	(30,893)	(26,983)	(34,517)	(33,533)	(27,855)	(22,895)
Technology Platform(6)
Total interest expense	(36)	(42)	(47)	(18)	—	—	—	—	—
Total noninterest income	46,101	36,838	38,865	19,037	997	325	206	149	115
Total net revenue(1)	46,065	36,796	38,818	19,019	997	325	206	149	115
Contribution profit	15,685	16,120	23,986	12,100	997	325	206	149	115
Other(2)
Total interest income	441	942	1,284	1,764	2,368	2,533	2,434	2,316	1,316
Total interest expense	(5,131)	(19,292)	(4,345)	(3,417)	(1,095)	(1,155)	(1,351)	(1,355)	(1,107)
Total noninterest income (loss)	169	2	(319)	(726)	—	—	—	—	—
Total net revenue (loss)(5)	(4,521)	(18,348)	(3,380)	(2,379)	1,273	1,378	1,083	961	209
Consolidated
Total interest income	$82,528	$92,073	$88,117	$86,065	$97,282	$129,498	$166,431	$157,678	$154,586
Total interest expense	(35,248)	(53,250)	(38,905)	(43,318)	(50,133)	(60,450)	(71,138)	(71,206)	(75,565)
Total noninterest income	148,704	132,668	151,575	72,205	31,153	(4,806)	34,099	72,052	11,480
Total net revenue(4)	195,984	171,491	200,787	114,952	78,302	64,242	129,392	158,524	90,501
Adjusted net revenue(1)(3)	216,044	182,019	216,759	136,250	86,179	61,955	137,724	156,854	94,796
Net income (loss)	(177,564)	(82,616)	(42,878)	7,808	(106,367)	(122,541)	(57,559)	(10,218)	(49,379)
Adjusted EBITDA(3)	4,132	11,817	33,509	(23,750)	(66,152)	(101,004)	(27,656)	6,611	(27,173)
__________________
(1)Adjusted net revenue within our Lending segment is used by management to evaluate our Lending segment and our consolidated results. For the Lending segment, total net revenue is adjusted to exclude the fair value changes in servicing rights and residual interests classified as debt due to valuation inputs and assumption changes (including conditional prepayment and default and discount rates). We use this adjusted measure in our determination of contribution profit (loss) in the Lending segment, as well as to evaluate our consolidated results, as it removes non-cash charges that are not realized during the period and, therefore, do not impact the cash available to fund our operations, and our overall liquidity position. For the Financial Services and Technology Platform segments, there are no adjustments from total net revenue.
(2)“Other” includes total net revenue associated with corporate functions that are not directly related to a reportable segment. For further discussion, see Note 16 to the Notes to Unaudited Condensed Consolidated Financial Statements and Note 17 to the Notes to Consolidated Financial Statements included elsewhere in this prospectus.
(3)Adjusted net revenue and adjusted EBITDA are non-GAAP financial measures. For information regarding our uses and definitions of these measures and for reconciliations to the most directly comparable GAAP measures, net income (loss) and total net revenue, respectively, see “—Non-GAAP Financial Measures”.
(4)The significant trends in consolidated total net revenue throughout the periods presented were attributable to the following:
•The $29.1 million decrease from the second quarter to the third quarter of 2019 was primarily attributable to an unfavorable change in securitization loans of $49.9 million resulting primarily from an increase in yields based on expected declines in personal loan securitization credit performance. In addition, securitization loan charge-offs increased by $5.0 million period over period. This negative trend was partially offset by a $31.2 million positive variance associated with our loan origination and sale activities, net of hedges, which reflected improved sales execution to whole loan buyers period over period and was a significant factor in our quarterly whole loan valuations.
•The $65.2 million decrease from the third quarter to the fourth quarter of 2019 was primarily attributable to a $38.7 million loss related to the deconsolidation of three personal loan securitizations. In addition, net interest income decreased $26.2 million period over period, which was primarily attributable to a decline in the average total loans held on our balance sheet.
•The $14.1 million increase from the fourth quarter of 2019 to the first quarter of 2020 was primarily attributable to a $33.7 million lower loss related to the deconsolidations of two personal loan securitizations during the first quarter of 2020 as compared to the aforementioned three deconsolidations in the fourth quarter of 2019. The positive trend was partially offset by a decrease in net interest income of $21.9 million, which was primarily attributable to a decline in the average total loans held on our balance sheet.
•The $36.7 million increase from the first quarter to the second quarter of 2020 was primarily attributable to increases in securitization loan fair values of $71.7 million related to credit loss performance expectations improving, when we determined that delinquencies were better than expected during the period. This increase was offset by a decline of $38.1 million in loan origination and sales activities, net of hedges, a significant portion of which was related to a $22.5 million gain on credit default swaps in the first quarter of 2020 (which position we then closed during the same quarter), and because credit spreads widened significantly during the escalation of the COVID-19 pandemic, positively impacting our derivatives position.
•The $85.8 million increase from the second quarter to the third quarter of 2020 was attributable to a $45.8 million increase in loan origination and sales activities, net of hedges, which was a function of us carrying a larger average loan balance on our balance sheet for all loan products and a meaningful increase in student loan fair values due to a decrease in expected prepayment speeds. This prepayment speed expectation also contributed to an improvement in servicing of $12.1 million period over period. The increased average loan balance also contributed to an increase in net interest income of $6.4 million. Moreover, the lower total net revenue in the second quarter was attributable to a loss on deconsolidation of securitizations of $8.6 million. Finally, securitization loan write-offs decreased $5.5 million, as we continued to see an improvement in credit performance from the early stages of the COVID-19 pandemic.
•The $29.3 million decrease from the third quarter to the fourth quarter of 2020 was primarily attributable to interest expense related to the Galileo seller note in our Technology Platform segment and a decrease in noninterest income in our Lending segment. On November 14, 2020, when the promotional period on the seller note lapsed and we did not pay off the note, we incurred incremental interest expense of $12.5 million. We incurred an additional $3.7 million of interest expense related to our outstanding seller note obligation during the fourth quarter of 2020. The primary driver of the decrease in noninterest income in our Lending segment was related to decreases of $12.6 million in the gains recognized related to securitization loan fair values as a result of securitization loan valuations remaining materially consistent from the third quarter to the fourth quarter of 2020 after two consecutive quarters of improvement related to credit loss expectations. Additionally, we recognized an impairment charge of $4.3 million during the fourth quarter to measure the carrying value of our Apex equity investment equal to the call payment that we received in January 2021 upon the seller exercising its call option on our equity interest in Apex.
•The $24.5 million increase from the fourth quarter of 2020 to the first quarter of 2021 was primarily attributable to $14.1 million lower corporate borrowing expense that was largely related to our seller note, as further discussed in footnote (5) below. Additionally, technology platform fees increased $7.1 million quarter over quarter, which was indicative of continued account growth and activity at Galileo. These increases were partially offset by a decrease in servicing income of $11.0 million, which was primarily due to the impact of prepayments on the fair value of our servicing rights. The remaining variance was primarily driven by our lending activities and was a function of our average loan balance, amounts pledged to our warehouse facilities and loan sale execution during the 2021 period.
(5)The significant trends in Other total net revenue (loss) during the periods presented were attributable to the following:
•Our cash balances, along with market interest rates, declined during the first three quarters of 2020, which resulted in declines in other total net revenue of: $0.2 million in the first quarter of 2020 compared to the fourth quarter of 2019; $0.4 million in the second quarter compared to the first quarter of 2020; and $0.4 million in the third quarter compared to the second quarter of 2020. From the third quarter of 2020 through the first quarter of 2021, interest income attributable to bank balances was lower each successive quarter due to declines in interest rates. Cash balances were higher in the fourth quarter of 2020 versus the third quarter of 2020, which offset some of the interest rate impact. Our cash balances were lower in the first quarter of 2021 versus the fourth quarter of 2020.
•Interest expense on our revolving credit facility increased by $0.7 million from the first quarter to the second quarter of 2020 due to an incremental $325.0 million borrowing and decreased by $0.5 million from the second quarter to the third quarter of 2020 due to decreases in one-month LIBOR.
•During the second quarter of 2020, we had a one-time investment impairment of $0.8 million.

•During the second quarter of 2020, we acquired Galileo and used a seller note to finance a portion of the purchase. We recorded seller note interest expense of $1.6 million, $3.0 million and $17.6 million during the second, third and fourth quarters of 2020, respectively, and $3.6 million during the first quarter of 2021. The fair value of the seller note was initially recorded below the stated face value, with the difference accreted into interest expense over time during 2020. Additionally, we incurred an incremental $12.5 million of interest during the fourth quarter of 2020 because we did not pay off the seller note before the promotional period ended. Finally, we paid off the seller note in February 2021 and, thus, did not incur a full quarter of seller note interest for the first quarter of 2021.
(6)There was no interest income recorded within our Technology Platform segment for any of the periods presented.
Key Recent Developments
We continue to execute on our growth and other strategic initiatives and, in recent years, we have celebrated launches across our product suite and strategic partnerships, establishing ourselves as a platform that enables individuals to borrow, save, spend, invest, and protect their assets. Some of our key recent achievements are discussed below:
Acquisitions
During January 2021, Social Finance, Inc. entered into the Merger Agreement. The transactions contemplated by the terms of the Merger Agreement were completed on May 28, 2021, in which Merger Sub merged with and into SoFi, with SoFi surviving the Merger as a wholly-owned subsidiary of SCH, which concurrently changed its name to “SoFi Technologies, Inc.” Shares of our common stock and warrants began trading on Nasdaq under the symbols “SOFI” and “SOFIW”, respectively, on June 1, 2021, in lieu of the ordinary shares, warrants and units of SCH. See Note 2 to the Notes to Unaudited Condensed Consolidated Financial Statements included elsewhere in this prospectus for additional information on the transaction.
As an alternative to establishing a de novo bank, for which we received preliminary conditional approval from the U.S. Office of the Comptroller of the Currency (“OCC”) in October 2020, we evaluated the acquisition of a national bank. In March 2021, we entered into an agreement to acquire Golden Pacific Bancorp, Inc., a bank holding company, and its wholly-owned subsidiary, Golden Pacific Bank, National Association, a national bank, for a total cash purchase price of $22.3 million. The acquisition is subject to regulatory approval, including approval from the OCC of a revised business plan for Golden Pacific Bank, and approval from the Federal Reserve to become a bank holding company and for a change of control, and other customary closing conditions, which we anticipate can be completed by the end of 2021. In March 2021, we submitted an application to the Federal Reserve to become a bank holding company. The application review process is ongoing.
In May 2020, we completed our acquisition of Galileo for a purchase price of $1.2 billion. Galileo provides technology platform services to financial and non-financial institutions. Our acquisition of Galileo represents a material addition to our Technology Platform segment, but was not a significant acquisition under Regulation S-X, Rule 3-05, Financial Statements of Businesses Acquired or to be Acquired.
In April 2020, we acquired 8 Limited, a Hong Kong based investment business, for a purchase price of $16.1 million. Our acquisition of 8 Limited marked our first expansion outside the United States and enables our non-U.S. members to experience many of the product features we have developed in the United States for SoFi Invest, including zero commission non-cryptocurrency trading.
In December 2018, we acquired a 16.7% interest in Apex for $100.0 million, which enabled us to earn income from Apex’s customers and provided partial integration of transaction clearing and asset custody functions integral to SoFi Invest. During January 2021, the seller exercised its call rights on our Apex equity investment. Therefore, we will no longer recognize Apex equity method investment income subsequent to the date the option was called. Additionally, we measured the carrying value of the Apex equity method investment as of December 31, 2020 equal to the call payment that we received in January 2021, which resulted in the recognition of an impairment charge of $4.3 million during the fourth quarter of 2020. Although following the seller call we no longer have an equity method investment in Apex or recognize equity method investment income, Apex continues to provide investment custody and clearing services for SoFi Invest, including for our brokerage activities, under a multi-year revenue sharing arrangement.

Product Development and Partnerships
We celebrated launches across our product suite and strategic partnerships, establishing ourselves as a platform that enables individuals to borrow, save, spend, invest, and protect their assets. Recent notable product launches, developments and partnerships include:
Through our registered broker-dealer subsidiary, SoFi Securities LLC, we are licensed to underwrite securities offerings. In March 2021, we launched an IPO investment center that may allow members with a SoFi active Invest account that has at least $3,000 in total account value across SoFi Invest (inclusive of automated and active investing) to invest in initial public offerings before they trade on an exchange. As we receive mandates for any such initial public offerings, and as such offerings are registered with the SEC, we serve as an underwriter or member of the selling group with respect to such offerings, which may include offerings involving SCH Sponsor V LLC or its affiliates. We expect to generate revenues in future periods for our IPO investment center activities in the form of underwriting fees and could become subject to liability for the contents of the prospectuses for the initial public offerings that we underwrite.
In 2020, we celebrated the official opening of SoFi Stadium and the establishment of a 20-year partnership with LA Stadium and Entertainment District at Hollywood Park in Inglewood, California, a multi-purpose sports and entertainment district that serves as the stadium for the National Football League teams the Los Angeles Chargers and Los Angeles Rams. SoFi's partnership with the owner of the LA Stadium and Entertainment District at Hollywood Park (“StadCo”) provides SoFi with exclusive naming rights of the stadium and official partnerships with the Los Angeles Chargers and Los Angeles Rams and with the performance venue, which shares a roof with the stadium, and the surrounding planned entertainment district, which is anticipated to include office space, retail space and hotel and dining options. SoFi's exclusive naming rights include naming the stadium “SoFi Stadium” a requirement that StadCo, the Los Angeles Chargers and the Los Angeles Rams use the name “SoFi Stadium” in all references to the stadium complex, and rights to signage and the use of certain suites and event space within the SoFi Stadium complex. SoFi's partnership with StadCo also provides SoFi with category exclusivity in the businesses of banking, lending and financial services, meaning StadCo, with certain limited exclusions, may not grant licenses to companies other than SoFi for advertising or sponsorship services within such categories. SoFi's 20-year partnership with the LA Stadium and Entertainment District at Hollywood Park, across the naming rights and sponsorship agreements, collectively requires SoFi to pay sponsorship fees quarterly in each contract year beginning in 2020 and ending in 2040 for an aggregate total of $625.0 million, which includes operating lease obligations, finance lease obligations and sponsorship and advertising opportunities at the stadium complex. See Note 14 to the Notes to Unaudited Condensed Consolidated Financial Statements and Note 15 to the Notes to Consolidated Financial Statements included elsewhere in this prospectus for payments under this arrangement in each of 2021 through 2025 and thereafter and for discussion of an associated contingent matter.
In the second half of 2020, we launched our SoFi Credit Card, which carries no annual membership fee and provides up to two percent unlimited cash back when the cash back rewards are applied to a SoFi Money or SoFi Invest account, or used to pay down SoFi student loans or personal loans, as well as a one-percent annual percentage rate reduction after 12 consecutive on-time credit card payments, with the reduced rate sustained with continued on-time payments.
In 2019, we launched SoFi Invest, a consumer investing service that offers stocks, Exchange-Traded Funds (“ETFs”) and robo-advising with no commissions or management fees, for which we conducted limited product testing beginning in 2017 with an official launch in early 2019. Additionally, during 2019 we: (i) relaunched home loans, a refreshed mortgage offering complete with a reengineered process that helps members buy or refinance a home with an online application, no hidden fees or prepayment penalties; (ii) launched in-school loans, which are private loans available for undergraduate and graduate school students and parents with competitive rates, flexible payment options and a mobile-first experience; and (iii) launched SoFi Money, a digital, mobile banking experience for our members.

Non-GAAP Financial Measures
Our management and board of directors use adjusted net revenue and adjusted EBITDA, which are non-GAAP financial measures, to evaluate our operating performance, formulate business plans, help better assess our overall liquidity position, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources. Accordingly, we believe that adjusted net revenue and adjusted EBITDA provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.
Adjusted Net Revenue
Adjusted net revenue is defined as total net revenue, adjusted to exclude the fair value changes in servicing rights and residual interests classified as debt due to valuation inputs and assumptions changes, which relate only to our Lending segment. We adjust total net revenue to exclude these items, as they are non-cash charges that are not realized during the period, and therefore positive or negative changes do not impact the cash available to fund our operations. This measure helps provide our management with an understanding of the net revenue available to finance our operations and helps management better decide on the proper expenses to authorize for each of our operating segments, to ultimately help achieve target contribution profit margins, which are set by our CODM on an annual basis. Therefore, the measure of adjusted net revenue serves as both the starting point for how we think about the liquidity generated from our operations and also the starting point for our annual financial planning, the latter of which focuses on the cash we expect to generate from our operating segments to help fund the current year’s strategic objectives. Adjusted net revenue has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, the analysis of other GAAP financial measures, such as total net revenue. The primary limitation of adjusted net revenue is its lack of comparability to other companies that do not utilize this measure or that use a similar measure that is defined in a different manner. We reconcile adjusted net revenue to total net revenue, the most directly comparable GAAP measure, as presented for the periods indicated below:

	Three Months Ended March 31,		Year Ended December 31,
($ in thousands)	2021	2020	2020	2019	2018
Total net revenue	$195,984	$78,302	$565,532	$442,659	$269,399
Servicing rights – change in valuation inputs or assumptions(1)	12,109	(7,059)	17,459	(8,487)	(1,197)
Residual interests classified as debt – change in valuation inputs or assumptions(2)	7,951	14,936	38,216	17,157	(27,481)
Adjusted net revenue	$216,044	$86,179	$621,207	$451,329	$240,721
__________________
(1)Reflects changes in fair value inputs and assumptions on servicing rights, including conditional prepayment and default rates and discount rates. These assumptions are highly sensitive to market interest rate changes and are not indicative of our performance or results of operations. Moreover, these non-cash charges are unrealized during the period and, therefore, have no impact on our cash flows from operations. As such, these positive and negative changes are adjusted out of total net revenue to provide management and financial users with better visibility into the net revenue available to finance our operations and our overall performance.
(2)Reflects changes in fair value inputs and assumptions on residual interests classified as debt, including conditional prepayment and default rates and discount rates. When third parties finance our consolidated securitization VIEs by purchasing residual interests, we receive proceeds at the time of the closing of the securitization and, thereafter, pass along contractual cash flows to the residual interest owner. These residual debt obligations are measured at fair value on a recurring basis, but they have no impact on our initial financing proceeds, our future obligations to the residual interest owner (because future residual interest claims are limited to contractual securitization collateral cash flows), or the general operations of our business. As such, these positive and negative non-cash changes in fair value attributable to assumption changes are adjusted out of total net revenue to provide management and financial users with better visibility into the net revenue available to finance our operations.

	Quarter Ended
($ in thousands)	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Total net revenue(1)	$195,984	$171,491	$200,787	$114,952	$78,302	$64,242	$129,392	$158,524	$90,501
Servicing rights – change in valuation inputs or assumptions(2)	12,109	1,127	4,671	18,720	(7,059)	(3,142)	(2,268)	(2,751)	(326)
Residual interests classified as debt – change in valuation inputs or assumptions(3)	7,951	9,401	11,301	2,578	14,936	855	10,600	1,081	4,621
Adjusted net revenue	$216,044	$182,019	$216,759	$136,250	$86,179	$61,955	$137,724	$156,854	$94,796
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(1)See “—Executive Summary” for a discussion of the significant trends in consolidated total net revenue.
(2)See footnote (1) to the table above.
(3)See footnote (2) to the table above.
The reconciling items to determine our non-GAAP measure of adjusted net revenue are applicable only to the Lending segment. The table below presents adjusted net revenue for the Lending segment for the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
($ in thousands)	2021	2020	2020	2019	2018
Total net revenue – Lending	$147,977	$73,878	$480,866	$434,301	$266,748
Servicing rights – change in valuation inputs or assumptions(1)	12,109	(7,059)	17,459	(8,487)	(1,197)
Residual interests classified as debt – change in valuation inputs or assumptions(2)	7,951	14,936	38,216	17,157	(27,481)
Adjusted net revenue – Lending	$168,037	$81,755	$536,541	$442,971	$238,070
__________________
(1)See footnote (1) to the table above.
(2)See footnote (2) to the table above.
Adjusted EBITDA
Adjusted EBITDA is defined as net income (loss), adjusted to exclude: (i) corporate borrowing-based interest expense (our adjusted EBITDA measure is not adjusted for warehouse or securitization-based interest expense, nor deposit interest expense and finance lease liability interest expense, as discussed further below), (ii) income taxes, (iii) depreciation and amortization, (iv) stock-based expense (inclusive of equity-based payments to non-employees), (v) impairment expense (inclusive of goodwill impairment and of property, equipment and software abandonments), (vi) transaction-related expenses, (vii) warrant fair value adjustments, and (viii) fair value changes in servicing rights and residual interests classified as debt due to valuation assumptions. We believe adjusted EBITDA provides a useful measure for period-over-period comparisons of our business, as it removes the effect of certain non-cash items and certain charges that are not indicative of our core operating performance or results of operations. It is also a measure that management relies upon to evaluate cash flows generated from operations, and therefore the extent of additional capital, if any, required to invest in strategic initiatives. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, the analysis of other GAAP financial measures, such as net income (loss). Some of the limitations of adjusted EBITDA include that it does not reflect the impact of working capital requirements or capital expenditures and it is not a universally consistent calculation among companies in our industry, which limits its usefulness as a comparative measure.
We reconcile adjusted EBITDA to net loss, the most directly comparable GAAP measure, for the periods indicated below:

	Three Months Ended March 31,		Year Ended December 31,
($ in thousands)	2021	2020	2020	2019	2018
Net loss	$(177,564)	$(106,367)	$(224,053)	$(239,697)	$(252,399)
Non-GAAP adjustments:
Interest expense – corporate borrowings(1)	5,008	1,088	27,974	4,962	233
Income tax expense (benefit)(2)	1,099	57	(104,468)	98	(958)
Depreciation and amortization(3)	25,977	4,715	69,832	15,955	10,912
Stock-based expense	37,454	19,685	100,778	61,419	43,459
Impairment expense(4)	—	—	—	2,205	500
Transaction-related expense(5)	2,178	3,914	9,161	—	—
Fair value changes in warrant liabilities(6)	89,920	2,879	20,525	(2,834)	—
Servicing rights – change in valuation inputs or assumptions(7)	12,109	(7,059)	17,459	(8,487)	(1,197)
Residual interests classified as debt – change in valuation inputs or assumptions(8)	7,951	14,936	38,216	17,157	(27,481)
Total adjustments	181,696	40,215	179,477	90,475	25,468
Adjusted EBITDA	$4,132	$(66,152)	$(44,576)	$(149,222)	$(226,931)
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(1)Our adjusted EBITDA measure adjusts for corporate borrowing-based interest expense, which includes interest on our revolving credit facility and, for periods subsequent to May 2020, the seller note issued in connection with our acquisition of Galileo and other financings assumed in the acquisition, as these expenses are a function of our capital structure. Our adjusted EBITDA measure does not adjust for interest expense on warehouse facilities and securitization debt, which are recorded within interest expense — securitizations and warehouses in the Consolidated Statements of Operations and Comprehensive Loss, as these interest expenses are direct operating expenses driven by loan origination and sales activity. Additionally, our adjusted EBITDA measure does not adjust for interest expense on SoFi Money deposits or interest expense on our finance lease liability in connection with SoFi Stadium, which are recorded within interest expense — other, as these interest expenses are direct operating expenses driven by SoFi Money deposits and finance leases, respectively. During 2020 and the three months ended March 31, 2021, we had a higher average balance on our revolving credit facility as a result of the Galileo acquisition, as well as interest expense related to the Galileo seller note issued in May 2020, which was comprised of non-cash interest expense accretion incurred because of the seller note discount to face value and interest expense incurred related to the outstanding seller note balance. We repaid the seller note in February 2021. The higher interest expense in 2019 relative to 2018 was due to increased borrowings under the revolving credit facility in 2019 and because we had a full year of interest expense in 2019, as we obtained our revolving credit facility in September 2018.
(2)The increase in income tax expense for the three months ended March 31, 2021 compared to the same period in 2020 was primarily a function of SoFi Lending Corp’s profitability in state jurisdictions where separate filing is required. See Note 12 to the Notes to Unaudited Condensed Consolidated Financial Statements included elsewhere in this prospectus for additional information. Income tax benefit during 2020 was primarily attributable to a decrease in our valuation allowance as a result of the deferred tax liabilities recognized in connection with our acquisition of Galileo.
(3)Depreciation and amortization expense for the three months ended March 31, 2021 compared to the same period in 2020 and for the full year 2020 compared to the full year 2019 increased primarily due to: (i) amortization expense on intangible assets acquired during the second quarter of 2020 from Galileo and 8 Limited, (ii) acceleration of core banking infrastructure amortization, as Galileo’s infrastructure rendered the existing core banking infrastructure redundant, and (iii) amortization of purchased and internally-developed software.
(4)Impairment expense includes primarily software abandonment during 2019 and fixed asset abandonment during 2018.
(5)During the three months ended March 31, 2021, transaction-related expenses included financial advisory and professional services costs associated with our pending purchase of Golden Pacific Bancorp, Inc. During 2020, transaction-related expenses included certain costs, such as financial advisory and professional services costs, associated with our acquisitions of Galileo and 8 Limited.
(6)We issued warrants in connection with certain redeemable preferred stock issuances during 2019, which are accounted for as liabilities and are measured at fair value on a recurring basis. Our adjusted EBITDA measure excludes the non-cash fair value changes in those warrants. The change during the three months ended March 31, 2021 was primarily attributable to a significant increase in our assumed Series H redeemable preferred stock share price. See Note 9 to the Notes to Unaudited Condensed Consolidated Financial Statements and Note 10 to the Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional information.
(7)Reflects changes in fair value inputs and assumptions, including market servicing costs, conditional prepayment and default rates and discount rates. This non-cash change is unrealized during the period and, therefore, has no impact on our cash flows from operations. As such, these positive and negative changes in fair value attributable to assumption changes are adjusted out of net loss to provide management and financial users with better visibility into the earnings available to finance our operations.
(8)Reflects changes in fair value inputs and assumptions, including conditional prepayment and default rates and discount rates. When third parties finance our consolidated VIEs through purchasing residual interests, we receive proceeds at the time of the securitization close and, thereafter, pass along contractual cash flows to the residual interest owner. These obligations are measured at fair value on a recurring basis, which has no impact on our initial financing proceeds, our future obligations to the residual interest owner (because future residual interest claims are limited to contractual securitization collateral cash flows), or the general operations of our business. As such, these positive and negative non-cash changes in fair value attributable to assumption changes are adjusted out of net loss to provide management and financial users with better visibility into the earnings available to finance our operations.

	Quarter Ended
($ in thousands)	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Net income (loss)	$(177,564)	$(82,616)	$(42,878)	$7,808	$(106,367)	$(122,541)	$(57,559)	$(10,218)	$(49,379)
Non-GAAP adjustments:
Interest expense – corporate borrowings	5,008	19,125	4,346	3,415	1,088	1,155	1,350	1,354	1,103
Income tax expense (benefit)	1,099	(4,949)	192	(99,768)	57	(411)	472	5	32
Depreciation and amortization	25,977	25,486	24,676	14,955	4,715	5,155	4,265	3,362	3,173
Stock-based expense	37,454	30,089	26,551	24,453	19,685	17,615	15,673	14,528	13,603
Impairment expense	—	—	—	—	—	384	1,821	—	—
Transaction-related expenses	2,178	—	297	4,950	3,914	—	—	—	—
Fair value changes in warrant liabilities	89,920	14,154	4,353	(861)	2,879	(74)	(2,010)	(750)	—
Servicing rights – change in valuation inputs or assumptions	12,109	1,127	4,671	18,720	(7,059)	(3,142)	(2,268)	(2,751)	(326)
Residual interests classified as debt – change in valuation inputs or assumptions	7,951	9,401	11,301	2,578	14,936	855	10,600	1,081	4,621
Total adjustments	181,696	94,433	76,387	(31,558)	40,215	21,537	29,903	16,829	22,206
Adjusted EBITDA	$4,132	$11,817	$33,509	$(23,750)	$(66,152)	$(101,004)	$(27,656)	$6,611	$(27,173)
Key Business Metrics
The table below presents the key business metrics that management uses to evaluate our business, measure our performance, identify trends and make strategic decisions.

	March 31,		2021 vs. 2020 % Change	December 31,			2020 vs. 2019 % Change	2019 vs. 2018 % Change
	2021	2020		2020	2019	2018
Members	2,281,092	1,086,409	110%	1,850,871	976,459	652,801	90%	50%
Total Products	3,184,554	1,442,481	121%	2,523,555	1,185,362	691,255	113%	71%
Lending
Total Products	945,227	841,615	12%	917,645	798,005	640,350	15%	25%
Financial Services
Total Products	2,239,327	600,866	273%	1,605,910	387,357	50,905	315%	661%
Technology Platform
Total Accounts	69,572,680	—	n/m	59,359,843	—	—	n/m	n/m

See “—Summary Results by Segment” for additional metrics we review at the segment level.
Members
We refer to our customers as “members”. We define a member as someone who has a lending relationship with us through origination or servicing, opened a financial services account, linked an external account to our platform, or signed up for our credit score monitoring service. Once someone becomes a member, they are always considered a member unless they violate our terms of service given our members have continuous access to our CFPs, our career advice services, our member events, all of our content, educational material, news, tools and calculators at no cost to the member. Additionally, our mobile app and website have been designed with a member home feed that is personalized and delivers content to a member about what they must do that day in their financial life, what they should consider doing that day in their financial life, and what they can do that day in their financial life. We view members as an indication not only of the size and a measurement of growth of our business, but also as a measure of the significant value of the data we have collected over time. The data we collect from our members helps us to, among other things: (i) assess loan life performance data on each loan in our ecosystem, which can inform risk-based interest rates that we can offer our members, (ii) understand our members’ spending behavior to identify and suggest other products we offer that may align with the members’ financial needs; and (iii) enhance our opportunities to sell additional products to our members, as our members represent a vital source of marketing opportunities. When we provide additional products to members, it helps improve our unit economics per member, as we save on marketing costs we would otherwise incur to attract new members. It also increases the lifetime value of an individual member. This in turn enhances our Financial Services Productivity Loop. Member growth is generally an indicator of future revenue, but is not directly correlated with revenues, since not all members who sign up for one of our products fully utilize or continue to use our products, and not all of our products (such as our complementary product, SoFi Relay) provide direct sources of revenue.
Total Products
Total products refers to the aggregate number of lending and financial services products that our members have selected on our platform since our inception through the reporting date, whether or not the members are still registered for such products. In our Lending segment, total products refers to the number of home loans, personal loans and student loans that have been originated through our platform through the reporting date, whether or not such loans have been paid off. If a member has multiple loan products of the same loan product type, such as two personal loans, that is counted as a single product. However, if a member has multiple loan products across loan product types, such as one personal loan and one home loan, that is counted as two products. In our Financial Services segment, total products refers to the number of SoFi Money accounts, SoFi Invest accounts, SoFi Credit Card accounts, SoFi At Work accounts and SoFi Relay accounts (with either credit score monitoring enabled or external linked accounts) that have been opened through our platform through the reporting date. Our SoFi Invest service is comprised of three products: active investing accounts, robo-advisory accounts and cryptocurrency accounts. If a member has multiple SoFi Invest products of the same account type, such as two active investing accounts, that is counted as a single product. However, if a member has multiple SoFi Invest products across account types, such as one active investing account and one robo-advisory account, those separate account types are considered separate products. Total products is a primary indicator of the size and reach of our Lending and Financial Services segments. Management relies on total product metrics to understand the effectiveness of our member acquisition efforts and to gauge the propensity for members to use more than one product. As of March 31, 2021, we had 3,184,554 total products.

As of March 31, 2021, we had 945,227 total lending products, of which 517,042 were personal loans, 406,293 were student loans, 15,961 were home loans and 5,931 were in-school loans. The growth in our lending products over time reflects our continued emphasis on origination of personal loans, student loans and home loans, inclusive of our entrance into in-school student lending in the third quarter of 2019.
As of March 31, 2021, we had 2,239,327 total financial services products, of which 823,003 were SoFi Money products, 854,383 were SoFi Invest products, 19,365 were SoFi Credit Card products, 523,451 were SoFi Relay products and 19,125 were SoFi At Work accounts. Growth in our financial services products over time reflects the impacts of our official launches of SoFi Money, SoFi Invest and SoFi Relay in early 2019 and SoFi Credit Card in late 2020.
Technology Platform Total Accounts
In our Technology Platform segment, total accounts refers to the number of open accounts at Galileo as of the reporting date, excluding SoFi accounts. We exclude SoFi accounts because revenue generated by Galileo from the SoFi relationship is eliminated in consolidation. No information is reported prior to our acquisition of Galileo on May 14, 2020. Total accounts is a primary indicator of the accounts dependent upon Galileo’s technology platform to use virtual card products, virtual wallets, make peer-to-peer and bank-to-bank transfers, receive early paychecks, separate savings from spending balances, make debit transactions and rely upon real-time authorizations, all of which result in technology platform fees for the Technology Platform segment.
Key Factors Affecting Operating Results
Our future operating results and cash flows are dependent upon a number of opportunities, challenges and other factors, including our loan origination volume, financial services products and member activity on our platform, growth in Galileo accounts, competition and industry trends, general economic conditions and whether or not we are able to secure a national bank charter.
Origination Volume
Our Lending segment is our largest segment, comprising 76% and 94% of our total net revenue during the three months ended March 31, 2021 and 2020, respectively, and 85% and 98% during the year ended December 31, 2020 and 2019, respectively. We are dependent upon the addition of new members and new activity from existing members within our Lending segment to generate origination volume, which we believe is a contributor to Lending segment net revenue. We believe we have a high-quality loan portfolio, as indicated by our weighted average origination FICO score of 767 and 768 during the three months ended March 31, 2021 and the year ended December 31, 2020, respectively. See “—Industry Trends and General Economic Conditions” below for the impact of specific economic factors, including the COVID-19 pandemic, on origination volume.

Member Growth and Activity
We have invested heavily in our platform and are dependent on continued member growth, as well as our ability to generate additional revenues from our existing members using additional products and services. Member growth and activity is critical to our ability to increase our scale and earn a return on our technology and product investments. Growth in members and member activity will depend heavily on our ability to continue to offer attractive products and services at sustainable costs and our continued member acquisition and marketing efforts.
Product Growth
Our aim is to develop and offer a best-in-class integrated financial services platform with products that meet the broad objectives of our members and the lifecycle of their financial needs. We have invested, and continue to invest, heavily in the development, improvement and marketing of our suite of lending and financial services products and are dependent on continued growth in the number of products selected by our members, as well as our ability to build trust and reliability between our members and our platform to reinforce the effects of the Financial Services Productivity Loop. In order to deliver on our strategy, we aim to foster positive member experiences designed to lead to more products per member, leading to enhanced profitability for each additional product by lowering overall member acquisition costs.
Galileo Account Growth
During 2020, we acquired Galileo, which primarily provides technology platform services to financial and non-financial institutions, to enable us to diversify our business from a primarily consumer-based business to also serve enterprises that rely upon Galileo’s integrated platform as a service to serve their clients. We are dependent on growth in the number of accounts at Galileo, which is an indication of the amount of users that are dependent upon the technology platform for a variety of products and services, including virtual card products, virtual wallets, peer-to-peer and bank-to-bank transfers, early paychecks and relying on real-time authorizations, all of which generate revenues for Galileo.
Competition
We face competition from several financial services institutions given our status as a diversified financial services provider. In each of our reportable segments, we may compete with more established financial institutions, some of which have more financial resources than we do. We compete at multiple levels, including competition among other personal loan, student loan, credit card and residential mortgage lenders, competition for deposits in our SoFi Money product from traditional banks and other non-bank lenders, competition for investment accounts in our SoFi Invest product from other brokerage firms, including those based on online or mobile platforms, competition for subscribers to our financial services content, and competition with other technology platforms for the enterprise services we provide. Some of our competitors may at times seek to increase their market share by undercutting pricing terms prevalent in that market, which could adversely affect our market share for any of our products and services or require us to incur higher member acquisition costs. Furthermore, our competitors could offer relatively attractive benefits to our current members, which could limit members using more than one product.
Industry Trends and General Economic Conditions
Our results of operations have historically been relatively resilient to economic downturns but in the future may be impacted by the relative strength of the overall economy and its effect on unemployment, asset markets and consumer spending. As general economic conditions improve or deteriorate, the amount of consumer disposable income tends to fluctuate, which in turn impacts consumer spending levels and the willingness of consumers to take out loans to finance purchases or invest in financial assets. Specific economic factors, such as interest rate levels, changes in monetary and related policies, unemployment rates, market volatility and consumer confidence also influence consumer spending, saving, investing and borrowing patterns. Increased focus by policymakers and the new presidential administration on outstanding student loans has led to discussions of potential legislative and regulatory actions, among other possible steps, to reduce outstanding balances of loans, or cancel loans at a significant scale, including the potential forgiveness of federal student debt. Such actions resulting in forgiveness or cancellation at a meaningful scale would likely have an adverse impact on our results of operations and overall business.
Additionally, our business has been, and may continue to be, impacted by some of the national measures taken to counteract the economic impact of the COVID-19 pandemic. For example, the CARES Act and subsequent extensions of certain hardship provisions have led to decreased demand for our student loan refinancing products. The Federal Reserve’s actions to reduce interest rates to near-zero benchmark levels have led to increased demand for home loan refinancing and we believe have increased the attractiveness of our SoFi Invest product, as members look for alternative ways to earn higher returns on their cash. Conversely, these lower benchmark rates have reduced deposit interest rates we can offer on our SoFi Money product, which we believe has adversely impacted demand for the product. As consumer spending behavior has changed during the COVID-19 pandemic, we believe there has also been decreased demand for debt consolidation products, which negatively impacts our personal loan origination volume. In addition, the increases in forbearance during 2020 led to lower valuations on our loans. The impacts of the COVID-19 pandemic on our products and measures we have taken to help our Company and our members navigate the uncertain economic environment caused by the COVID-19 pandemic are discussed further throughout this “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
National Bank Charter
A key element of our long-term strategy is to secure a national bank charter. In March 2021, we entered into an Agreement and Plan of Merger to acquire Golden Pacific, a registered bank holding company, and its wholly owned subsidiary Golden Pacific Bank, a national banking association. See “Business—Government Regulation—Bank Acquisition” for additional information on the regulatory approvals required to close the proposed acquisition. If we are successful in securing a national bank charter through the proposed acquisition, we expect to incur additional costs in our operation of the bank primarily associated with headcount, technology infrastructure, governance, compliance and risk management, marketing, and other general and administrative expenses.
The key expected financial benefits to us of obtaining a national bank charter include: (i) lowering our cost to fund loans, as we can utilize SoFi Money deposits to fund loans, which have a lower borrowing cost of funds than our current financing model, (ii) holding loans on our balance sheet for longer periods, thereby enabling us to earn interest on these loans for a longer period and increasing our net interest margin, and (iii) supporting origination volume growth by providing an alternative financing option, while also maintaining our warehouse capacity. There can be no guarantee that we will be able to secure a national bank charter, either through the proposed acquisition or through the formation of a de novo national bank or, if we do, that we will realize the anticipated benefits. See “Risk Factors—We are acquiring a national bank, which is subject to regulatory approvals and other closing conditions and, if consummated, the acquisition will subject us to significant additional regulation” included elsewhere in this prospectus.
Key Components of Results of Operations
Interest Income
Interest income is predominantly driven by loan origination volume, prevailing interest rates that we receive on the loans we make and the amount of time we hold loans on our balance sheet. Securitizations interest income is driven by our securitization-related investments in bonds and residual interest positions, which are required under securitization risk retention rules. See Note 1 to the Notes to Unaudited Condensed Consolidated Financial Statements and to the Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional information on our securitization-related investments. Moreover, we earn other interest income on excess corporate cash balances and SoFi Money member balances. Related party interest income was derived from notes extended to Apex and one of our stockholders, and was not core to our operations. We received full repayment of all related party notes prior to the date of this filing.
Interest Expense
Interest expense primarily includes interest we incur under our warehouse facilities, inclusive of the amortization of debt issuance costs, and under our securitization debt, inclusive of debt issuance costs and discounts.

We incur securitization-related interest expense when securitization transfers do not qualify as true sales pursuant to ASC 810, Consolidation. Securitization-related interest expense fluctuates depending on the level of our securitization activity, market rates and whether and how much such activity results in true sale treatment. We also incur interest expense related to our revolving credit facility and on the seller note issued in connection with our acquisition of Galileo in May 2020, which was fully repaid in February 2021, as well as on the other financings assumed in the acquisition. For our residual interests classified as debt, we recognize interest expense over the expected life using the effective yield method, which represents a portion of the overall fair value change in the residual interests classified as debt. On a quarterly basis, we reevaluate the cash flow estimates to determine if a change to the accretable yield is required on a prospective basis, which is a reclassification between two income statement line items, and therefore has no net impact on net income (loss). We also pay interest income to our members who have SoFi Money account balances, which is interest expense to us. Interest expense is dependent on market interest rates, such as LIBOR, interest rate spreads versus benchmark rates, the amount of warehouse capacity we can access, warehouse advance rates and the amount of loans we ultimately pledge to our warehouse facilities. Finally, we incur interest on our finance lease liabilities associated with SoFi Stadium, which relate to certain physical signage within the stadium. Our interest expense has historically fluctuated due to changes in the interest rate environment and we expect it will continue to fluctuate in future periods.
Noninterest Income
Noninterest income primarily consists of: (i) fair value changes in loans while we hold them on our balance sheet; (ii) gains on sales of loans transferred into the securitization or whole loan sale channels; (iii) the income we receive from our loan servicing activities; (iv) fair value changes related to our securitization activities; and (v) revenue recognized pursuant to ASC 606, Revenue from Contracts with Customers, which primarily relates to our Technology Platform fees.
When we originate a loan, we generally expect that we will sell the loan for more than its par value, which will result in positive loan origination and sales results. Moreover, loan origination and sales also includes recognized servicing assets at the time of a loan sale. The subsequent measurement of our servicing asset at fair value impacts the servicing line in our Consolidated Statements of Operations and Comprehensive Loss. When we sell a loan into a securitization trust that qualifies for true sale accounting, the gain or loss on sale is recorded within loan origination and sales. The securitizations line item is impacted by fair value changes in securitization loan collateral, residual interests classified as debt and our securitization investments associated with our continuing interest in the securitization subsequent to the sale. Historically, revenue recognized in accordance with ASC 606 has been relatively immaterial given our significant lending operations. However, our acquisition of Galileo during 2020 led to increased revenue from contracts with customers, primarily in the form of Technology Platform fees. Moreover, revenue generated in our Financial Services segment continues to grow over time.
Noninterest Expense
Noninterest expense relates to the following categories of expenses: (i) technology and product development, (ii) sales and marketing, (iii) cost of operations, and (iv) general and administrative. Certain costs are included within each of these line items, such as compensation and benefits-related expense (inclusive of stock-based compensation expense), professional services, depreciation and amortization and occupancy and travel-related costs. We allocate certain costs to each of these four categories based on department-level headcounts. We generally expect the expenses within each such category to increase in absolute dollars as our business continues to grow.
Directly Attributable Expenses
As presented within “—Summary Results by Segment”, in our determination of the contribution profit (loss) for our Lending, Financial Services and Technology Platform segments, we allocate certain expenses that are directly attributable to the corresponding segment. Directly attributable expenses primarily include compensation and benefits and sales and marketing, and vary based on the amount of activity within each segment. Directly attributable expenses also include loan origination and servicing expenses, professional services, occupancy and travel, tools and subscriptions, and bank service charge expenses. Expenses are attributed to the reportable segments using either direct costs of the segment or labor costs that can be attributed based upon the allocation of employee time for individual products.
Results of Operations
Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020
The following table sets forth condensed consolidated statements of income data for the periods indicated:

	Three Months Ended March 31,		2021 vs 2020 % Change
($ in thousands)	2021	2020
Interest income
Loans	$77,221	$86,116	(10)%
Securitizations	4,467	7,061	(37)%
Related party notes	211	1,052	(80)%
Other	629	3,053	(79)%
Total interest income	82,528	97,282	(15)%
Interest expense
Securitizations and warehouses	29,808	47,523	(37)%
Corporate borrowings	5,008	1,088	360%
Other	432	1,522	(72)%
Total interest expense	35,248	50,133	(30)%
Net interest income	47,280	47,149	—%
Noninterest income
Loan origination and sales	110,345	104,255	6%
Securitizations	(2,036)	(83,104)	(98)%
Servicing	(12,109)	7,059	(272)%
Technology Platform fees	45,659	—	n/m
Other	6,845	2,943	133%
Total noninterest income	148,704	31,153	377%
Total net revenue	195,984	78,302	150%
Noninterest expense
Technology and product development	65,948	40,171	64%
Sales and marketing	87,234	62,670	39%
Cost of operations	57,570	32,657	76%
General and administrative	161,697	49,114	229%
Total noninterest expense	372,449	184,612	102%
Loss before income taxes	(176,465)	(106,310)	66%
Income tax expense	(1,099)	(57)	n/m
Net loss	$(177,564)	$(106,367)	67%
Other comprehensive loss
Foreign currency translation adjustments, net	$(80)	$(7)	n/m
Total other comprehensive loss	(80)	(7)	n/m
Comprehensive loss	$(177,644)	$(106,374)	67%

Interest Income
The following table presents the components of our total interest income for the periods indicated:

	Three Months Ended March 31,		2021 vs 2020 % Change
($ in thousands)	2021	2020
Loans	$77,221	$86,116	(10)%
Securitizations	4,467	7,061	(37)%
Related party notes	211	1,052	(80)%
Other	629	3,053	(79)%
Total interest income	$82,528	$97,282	(15)%
Total interest income decreased by $14.8 million, or 15%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 due to the following:
Loan interest income decreased by $8.9 million, or 10%, primarily driven by a decline of $29.3 million in interest income from consolidated securitizations, partially offset by increases in non-securitization personal loan and student loan interest income of $16.6 million and $3.6 million, respectively. The decrease in interest income from consolidated securitizations was impacted by a 50% decline in average balance, which was attributable to payment activity and partially the result of the deconsolidation of two securitizations in the first quarter of 2020. The increases in non-securitization loan interest income were primarily a function of increases in average balances for personal loans and student loans of 111% and 45%, respectively.
Securitizations interest income decreased by $2.6 million, or 37%, which was attributable to decreases in residual investment interest income of $0.8 million and asset-backed bonds of $0.8 million related to decreases in average securitization investment balances period over period, and a decrease in securitization float interest income of $1.0 million related to decreases in average securitization loan balances and a decline in interest rates period over period.
Related party notes interest income decreased by $0.8 million, or 80%, due to a decrease in interest income on a stockholder loan, which was fully settled in the fourth quarter of 2020, and a decrease in interest income related to our loans to Apex, which were fully settled in February 2021. See Note 13 to the Notes to Unaudited Condensed Consolidated Financial Statements included elsewhere in this prospectus for additional information on our related party notes.
Other interest income decreased by $2.4 million, or 79%, primarily due to interest rate decreases period over period, and a decrease in our cash balances. The interest rate decreases impacted the interest income we earn on both our bank balances and Member Bank deposits.
Interest Expense
The following table presents the components of our total interest expense for the periods indicated:

	Three Months Ended March 31,		2021 vs 2020 % Change
($ in thousands)	2021	2020
Securitizations and warehouses	$29,808	$47,523	(37)%
Corporate borrowings	5,008	1,088	360%
Other	432	1,522	(72)%
Total interest expense	$35,248	$50,133	(30)%

Total interest expense decreased by $14.9 million, or 30%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020, due to the following:
Interest expense related to securitizations and warehouses decreased by $17.7 million, or 37%. The following tables present the components of securitizations and warehouses interest expense and other pertinent information.

	Three Months Ended March 31,		2021 vs 2020 % Change
($ in thousands)	2021	2020
Securitization debt interest expense	$10,948	$21,311	(49)%
Warehouse debt interest expense	10,531	14,114	(25)%
Residual interests classified as debt interest expense	2,199	3,846	(43)%
Debt issuance cost interest expense	6,130	8,252	(26)%
Securitizations and warehouses interest expense	$29,808	$47,523	(37)%

	Three Months Ended March 31,		2021 vs 2020 % Change
($ in thousands)	2021	2020
Average debt balances
Securitization debt	$1,134,366	$2,289,941	(50)%
Warehouses facilities	2,397,899	1,766,276	36%
Residual interests classified as debt	57,032	204,763	(72)%
Weighted average interest rates(1)
Securitization debt(2)	3.9%	3.7%	n/m
Warehouse facilities(2)	1.8%	3.2%	n/m
Residual interests classified as debt	15.4%	7.5%	n/m
___________________
(1)Calculated as annualized interest expense divided by average debt balance for the respective debt category.
(2)Interest rates on securitization debt and warehouse facilities exclude the effect of debt issuance cost interest expense.
The decrease in interest expense related to securitizations and warehouses was driven by the following:
•Securitization debt interest expense (exclusive of debt issuance and discount amortization) decreased by $10.4 million, which was correlated with the deconsolidation of securitizations discussed in the interest income section above. Further, our student loan securitization debt is primarily tied to one-month LIBOR, which decreased period over period;
•Warehouse debt interest expense (exclusive of debt issuance amortization) decreased by $3.6 million, which was related to decreases in one- and three-month LIBOR period over period, partially offset by a higher average warehouse debt balance outstanding period over period;
•Residual interests classified as debt interest expense decreased by $1.6 million, which was correlated with a lower balance of residual interests classified as debt during the 2021 period, a significant driver of which was the aforementioned deconsolidation of securitizations during the 2020 period; and
•Debt issuance cost interest expense decreased by $2.1 million, which was driven by the acceleration of the amortization of debt issuance costs of $1.0 million in the 2020 period upon the deconsolidation of two securitizations, and an acceleration of warehouse facility debt issuance cost amortization related to a reduction in warehouse facility capacity during the 2020 period, partially offset by interest expense from new debt issuance costs during the 2021 period.

Corporate borrowings interest expense increased by $3.9 million, or 360%, primarily due to the following:
•Interest expense incurred for a portion of the 2021 period on the Galileo seller note issued in May 2020 of $3.6 million, as the seller note was repaid in February 2021; and
•An increase of $0.2 million in revolving credit facility interest expense, which reflects a higher average balance during the 2021 period, as we drew $325.0 million on the facility during the second quarter of 2020, partially offset by a decline in one-month LIBOR period over period.
Other interest expense decreased by $1.1 million, or 72%, primarily due to a decrease of $1.2 million associated with SoFi Money balances, which was correlated with the decline in interest rates period over period.
Noninterest Income and Net Revenue
The following table presents the components of our total noninterest income and total net revenue for the periods indicated:

	Three Months Ended March 31,		2021 vs 2020 % Change
($ in thousands)	2021	2020
Loan origination and sales	$110,345	$104,255	6%
Securitizations	(2,036)	(83,104)	(98)%
Servicing	(12,109)	7,059	(272)%
Technology Platform fees	45,659	—	n/m
Other	6,845	2,943	133%
Total noninterest income	$148,704	$31,153	377%
Total net revenue	$195,984	$78,302	150%
Total noninterest income increased by $117.6 million, or 377%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020, due to the following:
Loan origination and sales increased by $6.1 million, or 6%. We experienced a $10.8 million period-over-period increase in home loan originations and sales related income, net of hedges and related interest rate lock commitments. The increase was primarily driven by a 112% increase in home loan origination volume and gains on mortgage pipeline hedges, as discussed further in the table below, which was partially offset by losses on interest rate lock commitments due to a decline in our home loan origination pipeline during the 2021 period. In addition, home loan origination fees increased by $2.3 million period over period in conjunction with the increase in origination volume.
These gains were offset by a decrease of $7.0 million in aggregate personal loan and student loan origination and sales income, which was attributable to lower gain on sale execution for both personal loan and student loan sales in the 2021 period, lower origination volume, and higher combined write-offs and repurchase expense of $4.4 million. Student loan origination volume declined 53% period over period, primarily due to lower demand for our student loan refinancing products as a result of the payment deferral period on federal student loans enacted through the CARES Act in late March 2020. Personal loan origination volume declined 11% period over period, primarily due to lower demand for personal loan financing, which we believe is a result of lower consumer spending behavior during the COVID-19 pandemic. Partially offsetting these decreases were period-over-period gains in our student loan and personal loan economic hedge positions, as discussed further in the table below. See “—Key Factors Affecting Operating Results—Industry Trends and General Economic Conditions”.
Securitization income increased by $81.1 million, or 98%, primarily due to a reduction in securitization loan write-offs of $14.8 million, which was correlated with the deconsolidation of securitizations in the 2020 period and stronger securitization loan credit performance during the 2021 period. The decrease in securitization loan write-offs also had the impact of improving our assumed future credit outlook for our securitization loans, which contributed to an aggregate increase of $62.6 million period over period in securitization loan fair market value changes.

These increases were offset by residual debt fair value increases of $13.5 million, which were correlated with underlying securitization performance and residual interest positions representing a greater percentage of securitization claims (which occurs over time as securitization loans are paid off and, accordingly, securitization debt gets paid off) period over period, of which $7.0 million was related to non-cash favorable fair value changes in residual interests classified as debt valuation assumptions and inputs.
Lastly, the aggregate period-over-period increase was driven by a positive variance in our securitization investment earnings of $17.2 million, which was due to a $5.1 million loss realized in the 2020 period related to the deconsolidation of two personal loan securitizations and the aforementioned improvement in credit outlook, which resulted in lower period-over-period bond and residual investment yields, and therefore improved fair market values for both asset classes.
The table below presents additional information related to loan gains and losses and overall performance:

	Three Months Ended March 31,		2021 vs 2020 % Change
($ in thousands)	2021	2020
Gains from non-securitization loan transfers	$70,900	$38,699	83%
Gains from loan securitization transfers(1)	29,027	110,307	(74)%
Economic derivative hedges of loan fair values(2)	36,071	(35,721)	(201)%
Home loan origination fees(3)	4,020	1,764	128%
Loan write-off expense – whole loans(4)	(5,125)	(2,299)	123%
Loan write-off expense – securitization loans(5)	(4,381)	(19,155)	(77)%
Loan repurchase (expense) benefit(6)	(1,483)	79	n/m
___________________
(1)Represents the gain recognized on loan securitization transfers qualifying for sale accounting treatment. For the three months ended March 31, 2020, the gain is exclusive of deconsolidation losses of $5.1 million.
(2)During the three months ended March 31, 2021, we had gains of $22.5 million on interest rate swap positions due to increases in interest rates during the period and a $13.5 million gain on mortgage pipeline hedges due to decreases in the underlying hedge price index. During the three months ended March 31, 2020, we had a $7.0 million loss on mortgage pipeline hedges due to increases in the underlying hedge price index and additional losses of $51.2 million on interest rate swap positions due to declines in interest rates during the period. These losses were offset by a gain on our credit default swaps of $22.5 million. Amounts presented herein exclude interest rate lock commitments, as they are not an economic hedge of loan fair values. We had a (loss) gain of $(8.5) million and $10.7 million during the three months ended March 31, 2021 and 2020, respectively, related to interest rate lock commitments. The period-over-period change was largely a function of quarterly changes in the home loan origination pipeline during each respective period.
(3)This variance was correlated with an increase in home loan origination volume period over period.
(4)Includes gross write-offs of $7.4 million and $4.7 million for the three months ended March 31, 2021 and 2020, respectively. During the 2021 period, $0.5 million of the $2.3 million of recoveries were captured via loan sales to a third-party collection agency. During the 2020 period, $0.3 million of the $2.4 million of recoveries were captured via loan sales to a third-party collection agency.
(5)Includes gross write-offs of $7.4 million and $23.3 million for the three months ended March 31, 2021 and 2020, respectively. During the 2021 period, $1.3 million of the $3.0 million of recoveries were captured via loan sales to a third-party collection agency. During the 2020 period, $2.0 million of the $4.1 million of recoveries were captured via loan sales to a third-party collection agency.
(6)Represents the expense or benefit associated with our estimated loan repurchase obligation. See Note 14 to the Unaudited Condensed Consolidated Financial Statements included elsewhere in this prospectus for additional information.
Servicing income decreased by $19.2 million, or 272%, and was primarily related to fair value changes in our servicing assets that were largely attributable to an increase in servicing asset prepayment speed assumptions period over period. We experienced an increase in loan prepayments during the 2021 period, which we believe is correlated with the market interest rate declines compared to the 2020 period, and is related to the effects of the COVID-19 pandemic. We expect prepayments to continue to remain at a higher than historical level in the current low interest rate environment.

We own the master servicing on all the servicing rights that we retain and, in each case, recognize the gross servicing rate applicable to each serviced loan. Subservicers are utilized for all serviced student loans and home loans, which represents a cost to SoFi, but these arrangements do not impact our calculation of the weighted average basis points earned for each loan type serviced. Further, there is no impact on servicing income due to forbearance and moratoriums on certain debt collection activities, and there are no waivers of late fees. The table below presents additional information related to our loan servicing activities:

	Three Months Ended March 31,		2021 vs 2020 % Change
($ in thousands)	2021	2020
Servicing income recognized
Home loans(1)	$1,744	$891	96%
Student loans(2)	12,160	13,037	(7)%
Personal loans(3)	8,475	11,341	(25)%
Servicing rights fair value change
Home loans(4)	8,124	1,259	545%
Student loans(5)	5,701	9,208	(38)%
Personal loans(6)	(2,182)	(2,166)	(1)%
______________
(1)The weighted average basis points ("bps") earned for home loan servicing during the three months ended March 31, 2021 and 2020 was 24 bps and 25 bps, respectively.
(2)The weighted average bps earned for student loan servicing during the three months ended March 31, 2021 and 2020 was 41 bps and 37 bps, respectively.
(3)The weighted average bps earned for personal loan servicing during the three months ended March 31, 2021 and 2020 was 70 bps and 71 bps, respectively.
(4)The impact on the fair value change resulting from changes in valuation inputs and assumptions was $3.3 million and $(1.0) million during the three months ended March 31, 2021 and 2020, respectively.
(5)The impact of the fair value change resulting from changes in valuation inputs and assumptions was $(15.7) million and $4.6 million during the three months ended March 31, 2021 and 2020, respectively. The 2020 period included the impact of the derecognition of servicing due to loan purchases, which had an effect of $(0.2) million on the total fair value change.
(6)The impact of the fair value change resulting from changes in valuation inputs and assumptions was $0.3 million and $3.4 million during the three months ended March 31, 2021 and 2020, respectively.
Technology Platform fees of $45.7 million during the three months ended March 31, 2021 were earned by Galileo, which we acquired on May 14, 2020 and, therefore, had no impact during the three months ended March 31, 2020. We earn Technology Platform revenues for providing continuous delivery of an integrated technology platform as an outsourced service for financial and non-financial institutions, which is a stand-ready performance obligation that comprises a series of distinct days of service. Our Technology Platform fees are billed based on the actual fulfillment activities to provide the technology platform, which vary from day to day and from client to client.
During the three months ended March 31, 2021, our Technology Platform fees were billed on a monthly basis for an integrated, seamless and comprehensive solution suite, which predominantly includes: virtual card product support; real time push provisioning for virtual cards; enablement of transfers from challenger bank accounts to other banks or individuals; enabling card loads and load transfers directly through ACH debits and credits; facilitating person-to-person transfers; maintenance and support for active and inactive accounts on the platform; processing of chargebacks, fraud analysis, credit bureau reporting, facilitating the ability to receive early paychecks; supporting savings as a separate balance in our system; calculating and assessing interest based on account balance tiers; providing access to our native Program, Authorization, and Events APIs, which provide alerts on all transaction types (e.g., notification of card roundups); authorization, routing and processing of payment transactions (debit, credit, online purchases); debit card production and shipment and real-time data analytics and reporting.
Other income increased by $3.9 million, or 133%, primarily due to increases of $4.4 million in brokerage-related fees, $1.3 million in payment network fees and $0.7 million in referral fees. The brokerage fees and payment network fees earned during the 2021 period were bolstered by our acquisitions of 8 Limited and Galileo in the second quarter of 2020. The increase in brokerage fees was also reflective of an increase in cryptocurrency trading volume on our platform. Payment network fees (which include interchange fees) were directly correlated with increased spending and card transactions on our platform in addition to the impact from the acquisition of Galileo. Lastly, the increase in referral fees was primarily attributable to growth in our partner relationships and related activity, as we continue to onboard new partners and help drive volume to our partners.
These gains were offset by a trading error loss of $2.2 million during the 2021 period related to our SoFi Invest business. Further, we had $1.0 million less equity method investment income during the 2021 period, as our Apex equity method investment was called during the period.
Noninterest Expense
The following table presents the components of our total noninterest expense for the periods indicated:

	Three Months Ended March 31,		2021 vs 2020 % Change
($ in thousands)	2021	2020
Technology and product development	$65,948	$40,171	64%
Sales and marketing	87,234	62,670	39%
Cost of operations	57,570	32,657	76%
General and administrative	161,697	49,114	229%
Total noninterest expense	$372,449	$184,612	102%
Total noninterest expense increased by $187.8 million, or 102%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020, due to the following:
Technology and product development expenses increased by $25.8 million, or 64%, primarily due to:
•an increase in amortization expense on intangible assets of $10.1 million, of which $7.9 million was associated with intangible assets acquired during the second quarter of 2020, and of which $2.3 million was related to the acceleration of our core banking infrastructure amortization;
•an increase in purchased and internally-developed software amortization of $1.3 million, which was reflective of increased investments in technology to support our growth;
•an increase in employee compensation and benefits of $11.6 million, inclusive of an increase in share-based compensation expense of $5.6 million, which was related to a 20% increase in technology and product personnel in support of our growth. We also had an increase in average compensation in the 2021 period; and
•an increase in software licenses and tools and subscriptions spend of $3.1 million related to headcount increases and internal technology initiatives.
Sales and marketing expenses increased by $24.6 million, or 39%, primarily due to:
•an increase in amortization expense of $8.7 million associated with the customer-related intangible assets acquired in the second quarter of 2020;
•an increase in employee compensation and benefits of $5.1 million, inclusive of an increase in share-based compensation expense of $1.3 million, which was correlated with a 66% increase in sales and marketing personnel to support our growth, partially offset by a decrease in average compensation in the 2021 period;
•SoFi Stadium related expenditures of $3.9 million, which is exclusive of depreciation and interest expense on the embedded lease portion of our SoFi Stadium agreement;
•an increase in direct customer promotional expenditures of $3.8 million, primarily related to the launch and promotion of our Financial Services segment products; and

•an increase in advertising expenditures of $3.2 million, which was attributable to an increase in online, social and television advertising spend in the 2021 period, partially offset by a decrease in direct mail marketing.
Cost of operations increased by $24.9 million, or 76%, primarily due to:
•an increase in loan origination and servicing expenses of $6.1 million, of which $5.4 million was related to home loans, which supported the growth in home loan origination volume period over period;
•an increase of $6.4 million in third-party fulfillment costs, which was primarily attributable to post-acquisition Galileo operations;
•an increase in employee compensation and benefits of $6.6 million, which was correlated with a 31% increase in cost of operations personnel in support of our growth in addition to an increase in average compensation in the 2021 period. A portion of this increase was also attributable to an increase in home loan commissions of $1.3 million related to home loan origination growth;
•an increase in occupancy-related costs of $0.7 million;
•an increase in software licenses and tools and subscriptions of $0.8 million related to headcount increases and internal technology initiatives; and
•an increase in brokerage-related costs of $1.5 million related to the growth of SoFi Invest and our wholly-owned subsidiary, 8 Limited, which we acquired in the second quarter of 2020.
General and administrative expenses increased by $112.6 million, or 229%, primarily due to:
•an increase in employee compensation and benefits of $17.3 million, inclusive of an increase in share-based compensation expense of $11.1 million, which was related to a 45% increase in general and administrative personnel to support our growing infrastructure and administrative needs in addition to an increase in average compensation in the 2021 period;
•an increase in the fair value of our warrant liabilities of $87.0 million, which was primarily related to an increase in the fair value of our Series H redeemable preferred stock;
•an increase in non-transaction related professional services of $4.8 million, which included accounting and legal services;
•an increase in occupancy-related expenses of $0.8 million; and
•an increase in software licenses and tools and subscriptions of $1.2 million;
•partially offset by a decrease in transaction-related expenses of $1.7 million, which largely consisted of financial advisory and professional services costs in both periods and was related to our pending purchase of Golden Pacific in the 2021 period and related to our acquisitions of Galileo and 8 Limited in the 2020 period.
Net Loss
Our net loss for the three months ended March 31, 2021 increased by $71.2 million, or 67%, compared to the three months ended March 31, 2020, primarily due to the factors discussed above, as well as the change in income taxes. The primary driver of the $1.0 million period-over-period increase in income taxes was associated with an increase in the profitability of SoFi Lending Corp, which incurs income tax expense in some state jurisdictions where separate company filing is required.

Summary Results by Segment
Lending Segment
In the table below, we present certain metrics related to our Lending segment:

	March 31,		2021 vs 2020 % Change
Metric	2021	2020
Total products (number)	945,227	841,615	12%
Origination volume ($ in thousands, during period)
Home loans	$735,604	$346,808	112%
Personal loans	805,689	901,694	(11)%
Student loans	1,004,685	2,134,506	(53)%
Total	$2,545,978	$3,383,008	(25)%
Loans with a balance (number)	582,069	636,275	(9)%
Average loan balance ($)
Home loans	$285,654	$293,762	(3)%
Personal loans	21,515	24,000	(10)%
Student loans	52,493	59,346	(12)%
The following table presents additional information on our terms for our lending products as of March 31, 2021:

Product	Loan Size	Rates(1)	Term
Student Loan Refinancing	$5,000+ (2)	Variable rate: 2.25% – 6.62%	5 – 20 years
Fixed rate: 2.99% – 7.18%
In-School Loans	$5,000+ (2)	Variable rate: 1.84% – 12.63%	5 – 15 years
Fixed rate: 4.23% – 11.26%
Personal Loans	$5,000 – $100,000 (2)	Fixed rate: 5.99% – 19.10%	2 – 7 years
Home Loans	$98,000 – $548,250 (Conforming 2021 Normal Cost Areas)	Fixed rate: 2.13% – 4.75%	15 or 30 years
OR
	$822,375 (2) (Conforming 2021 High Cost Areas)		15 or 30 years
__________________
(1)Loan annual percentage rates presented reflect an auto-pay discount.
(2)Minimum loan size may be higher within certain states due to legal or licensing requirements.

In the table below, we present additional information related to our lending products:

	Three Months Ended March 31,
	2021	2020
Student Loans
Weighted average origination FICO	774	773
Weighted average interest rate earned(1)	4.62%	5.38%
Interest income recognized ($ in thousands)(1)	$32,277	$35,855
Sales of loans ($ in thousands)(2)	$936,160	$2,256,059
Time between loan origination and loan sale (days)	50	30
Home Loans
Weighted average origination FICO	762	759
Weighted average interest rate earned(1)	1.58%	2.74%
Interest income recognized ($ in thousands)(1)	$731	$712
Sales of loans ($ in thousands)	$677,566	$313,042
Time between loan origination and loan sale (days)	13	11
Personal Loans
Weighted average origination FICO	762	757
Weighted average interest rate earned(1)	10.92%	10.56%
Interest income recognized ($ in thousands)(1)	$44,001	$49,549
Sales of loans ($ in thousands)(2)	$779,441	$777,346
Time between loan origination and loan sale (days)	41	25
__________________
(1)Represents annualized interest income recognized divided by our monthly average outstanding loan balance for the period.
(2)Excludes the impact of loans transferred into consolidated securitizations.
Total Products
Total products refers to the number of home loans, personal loans and student loans that have been originated through our platform since our inception through the reporting date, whether or not such loans have been paid off. See “—Key Business Metrics” for further discussion of this measure as it relates to our Lending segment.
Origination Volume
We refer to the aggregate dollar amount of loans originated through our platform in a given period as origination volume. Origination volume is an indicator of the size and health of our Lending segment and an indicator (together with the relevant loan characteristics, such as interest rate and prepayment and default expectations) of revenues and profitability. Changes in origination volume are driven by the addition of new members and existing members, the latter of which at times will either refinance into a new SoFi loan or secure an additional, concurrent loan, as well as macroeconomic factors impacting consumer spending and borrowing behavior. Since the profitability of the Lending segment is largely correlated with origination volume, management relies on origination volume trends to assess the need for external financing to support the Financial Services segment and the expense budgets for unallocated expenses.
During the three months ended March 31, 2021, home loan origination volume increased significantly relative to the 2020 period due to increased demand for home loan products following the Federal Reserve’s actions to reduce interest rates to near-zero benchmark levels amid the COVID-19 pandemic.
During the three months ended March 31, 2021, personal loan origination volume decreased relative to the 2020 period primarily due to lower consumer spending behavior during the COVID-19 pandemic, which we believe decreased the overall demand for debt consolidation loans, one of the primary stated purposes for our personal loan originations.

Demand for our student loan refinancing products decreased during the three months ended March 31, 2021 relative to the 2020 period, primarily due to the automatic suspension of principal and interest payments on federally-held student loans enacted through the CARES Act that was extended by executive action through September 30, 2021. We believe this suspension has contributed to decreased overall demand for student loan refinancing.
Loans with a Balance and Average Loan Balance
Loans with a balance refers to the number of loans that have a balance greater than zero dollars as of the reporting date. Loans with a balance allows management to better understand the unit economics of acquiring a loan in relation to the lifetime value of that loan. Average loan balance is defined as the total unpaid principal balance of the loans divided by loans with a balance within the respective loan product category as of the reporting date.
The home loan average balance declined modestly during the three months ended March 31, 2021 relative to the 2020 period and did not present any notable trends.
The decline in personal loan average balance during the three months ended March 31, 2021 relative to the 2020 period was driven primarily by the impact of the COVID-19 pandemic, which caused a decline in consumption demand as well as a reduction in the average size of requested personal loans.
The decline in student loan average balance during the three months ended March 31, 2021 relative to the 2020 period was due in part to the growth of in-school student loans, which have a lower average balance.
The following table presents the measure of contribution profit for the Lending segment for the periods indicated. The information is derived from our internal financial reporting used for corporate management purposes. Refer to Note 16 to the Notes to Unaudited Condensed Consolidated Financial Statements included elsewhere in this prospectus for more information regarding Lending segment performance.

	Three Months Ended March 31,		2021 vs 2020 % Change
($ in thousands)	2021	2020
Net revenue
Net interest income	$51,777	$45,661	13%
Noninterest income	96,200	28,217	241%
Total net revenue	147,977	73,878	100%
Servicing rights – change in valuation inputs or assumptions(1)	12,109	(7,059)	(272)%
Residual interests classified as debt – change in valuation inputs or assumptions(2)	7,951	14,936	(47)%
Directly attributable expenses(3)	(80,351)	(77,660)	3%
Contribution Profit	$87,686	$4,095	n/m
___________________
(1)Reflects changes in fair value inputs and assumptions, including market servicing costs, conditional prepayment and default rates and discount rates. This non-cash change, which is recorded within noninterest income in the accompanying Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss is unrealized during the period and, therefore, has no impact on our cash flows from operations. As such, the changes in fair value attributable to assumption changes are adjusted to provide management and financial users with better visibility into the cash flows available to finance our operations.
(2)Reflects changes in fair value inputs and assumptions, including conditional prepayment and default rates and discount rates. When third parties finance our consolidated securitizations through purchasing residual interests, we receive proceeds at the time of the securitization close and, thereafter, pass along contractual cash flows to the residual interest owner. These obligations are measured at fair value on a recurring basis, with fair value changes recorded within noninterest income in the accompanying Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss. The fair value change attributable to assumption changes has no impact on our initial financing proceeds, our future obligations to the residual interest owner (because future residual interest claims are limited to contractual securitization collateral cash flows), or the general operations of our business. As such, this non-cash change in fair value is adjusted to provide management and financial users with better visibility into the cash flows available to finance our operations.
(3)For a disaggregation of the directly attributable expenses allocated to the Lending segment in each of the periods presented, see “—Directly Attributable Expenses” below.

Net interest income
Net interest income in our Lending segment for the three months ended March 31, 2021 increased by $6.1 million, or 13%, compared to the three months ended March 31, 2020 due to the following:
Loan interest income decreased by $8.9 million, or 10%, primarily driven by a decline of $29.3 million in interest income from consolidated securitizations, partially offset by increases in non-securitization personal loan and student loan interest income of $16.6 million and $3.6 million, respectively. The decrease in interest income from consolidated securitizations was impacted by a 50% decline in average balance, which was attributable to payment activity and partially the result of the deconsolidation of two securitizations in the first quarter of 2020. The increases in non-securitization loan interest income were primarily a function of increases in average balances for personal loans and student loans of 111% and 45%, respectively.
Securitizations interest income decreased by $2.6 million, or 37%, which was attributable to decreases in residual investment interest income of $0.8 million and asset-backed bonds of $0.8 million related to decreases in average securitization investment balances period over period, and a decrease in securitization float interest income of $1.0 million related to decreases in average securitization loan balances and a decline in interest rates period over period.
Interest expense related to securitizations and warehouses decreased by $17.7 million, or 37%, primarily due to:
•a decline in securitization debt interest expense (exclusive of debt issuance and discount amortization) of $10.4 million, which was correlated with the deconsolidation of securitizations discussed in the interest income section above. Further, our student loan securitization debt is primarily tied to one-month LIBOR, which decreased period over period;
•a decline in warehouse debt interest expense (exclusive of debt issuance amortization) of $3.6 million, which was related to decreases in one- and three-month LIBOR period over period, partially offset by a higher average warehouse debt balance outstanding period over period;
•a decline in residual interests classified as debt interest expense of $1.6 million, which was correlated with a lower balance of residual interests classified as debt during the 2021 period, a significant driver of which was the aforementioned deconsolidation of securitizations during the 2020 period; and
•a decline in debt issuance cost interest expense of $2.1 million, which was driven by the acceleration of the amortization of debt issuance costs of $1.0 million in the 2020 period upon the deconsolidation of two securitizations, and an acceleration of warehouse facility debt issuance cost amortization related to a reduction in warehouse facility capacity during the 2020 period, partially offset by interest expense from new debt issuance costs during the 2021 period.
Noninterest income
Noninterest income in our Lending segment for the three months ended March 31, 2021 increased by $68.0 million, or 241%, compared to the three months ended March 31, 2020 due to the following:
Loan origination and sales increased by $6.1 million, or 6%. We experienced a $10.8 million period-over-period increase in home loan originations and sales related income, net of hedges and related interest rate lock commitments. The increase was primarily driven by a 112% increase in home loan origination volume and gains on mortgage pipeline hedges, which was partially offset by losses on interest rate lock commitments due to a decline in our home loan origination pipeline during the 2021 period. In addition, home loan origination fees increased by $2.3 million period over period in conjunction with the increase in origination volume.
These gains were offset by a decrease of $7.0 million in aggregate personal loan and student loan origination and sales income, which was attributable to lower gain on sale execution for both personal loan and student loan sales in the 2021 period, lower origination volume, and higher combined write-offs and repurchase expense of $4.4 million. Student loan origination volume declined 53% period over period, primarily due to lower demand for our student loan refinancing products as a result of the payment deferral period on federal student loans enacted through the CARES Act in late March 2020. Personal loan origination volume declined 11% period over period, primarily due to lower demand for personal loan financing, which we believe is a result of lower consumer spending behavior during the COVID-19 pandemic.
Partially offsetting these decreases were period-over-period gains in our student loan and personal loan economic hedge positions, which are further discussed in the consolidated results of operations discussion under the section titled “—noninterest income and net revenue” within the table presenting additional information related to loan gains and losses and overall performance.
Securitization income increased by $81.1 million, or 98%, primarily due to a reduction in securitization loan write-offs of $14.8 million, which was correlated with the deconsolidation of securitizations in the 2020 period and stronger securitization loan credit performance during the 2021 period. The decrease in securitization loan write-offs also had the impact of improving our assumed future credit outlook for our securitization loans, which contributed to an aggregate increase of $62.6 million period over period in securitization loan fair market value changes.
These increases were offset by residual debt fair value increases of $13.5 million, which were correlated with underlying securitization performance and residual interest positions representing a greater percentage of securitization claims (which occurs over time as securitization loans are paid off and, accordingly, securitization debt gets paid off) period over period, of which $7.0 million was related to non-cash favorable fair value changes in residual interests classified as debt valuation assumptions and inputs.
Lastly, the aggregate period-over-period increase was driven by a positive variance in our securitization investment earnings of $17.2 million, which was due to a $5.1 million loss realized in the 2020 period related to the deconsolidation of two personal loan securitizations and the aforementioned improvement in credit outlook, which resulted in lower period-over-period bond and residual investment yields, and therefore improved fair market values for both asset classes.
Servicing income decreased by $19.2 million, or 272%, and was primarily related to fair value changes in our servicing assets that were largely attributable to an increase in servicing asset prepayment speed assumptions period over period. We experienced an increase in loan prepayments during the 2021 period, which we believe is correlated with the market interest rate declines compared to the 2020 period, and is related to the effects of the COVID-19 pandemic. We expect prepayments to continue to remain at a higher than historical level in the current low interest rate environment.
Directly attributable expenses
The directly attributable expenses allocated to the Lending segment that were used in the determination of the segment's contribution profit were as follows:

	Three Months Ended March 31,		2021 vs 2020 % Change
($ in thousands)	2021	2020
Direct advertising	$27,849	$30,607	(9)%
Compensation and benefits	21,398	19,367	10%
Loan origination and servicing costs	13,992	7,872	78%
Affiliate referrals	6,710	10,196	(34)%
Unused warehouse line fees	3,701	2,350	57%
Occupancy and travel	1,138	2,146	(47)%
Professional services	1,441	2,106	(32)%
Other(1)	4,122	3,016	37%
Directly attributable expenses	$80,351	$77,660	3%
______________
(1)Other expenses primarily include loan marketing expenses and tools and subscriptions costs.

Lending segment directly attributable expenses for the three months ended March 31, 2021 increased by $2.7 million, or 3%, compared to the three months ended March 31, 2020 primarily due to:
•an increase of $6.1 million in loan origination and servicing costs driven primarily by volume increases in our home loan product;
•an increase of $1.4 million in unused warehouse line fees correlated with an increase in committed warehouse facility capacity period over period;
•an increase of $2.0 million in allocated employee compensation and related benefits primarily driven by an overall increase in headcount;
•an increase of $1.1 million in other expenses, primarily related to a servicing receivable write-off and loan marketing expenses;
•an offsetting decrease of $1.0 million in allocated occupancy and travel expenses, primarily driven by the impacts of the COVID-19 pandemic on travel;
•an offsetting decrease of $3.5 million in affiliate referral expense related to lower origination volume through our affiliate channels;
•an offsetting decrease of $2.8 million in direct advertising related to a decrease in direct mail marketing, partially offset by an increase in online, social and television advertising spend; and
•an offsetting decrease of $0.7 million in professional services costs related to third party technology and product consulting.
Financial Services Segment

	Three Months Ended March 31,		2021 vs 2020 % Change
($ in thousands)	2021	2020
Net revenue
Net interest income	$229	$215	7%
Noninterest income	6,234	1,939	222%
Total net revenue	6,463	2,154	200%
Directly attributable expenses(1)	(41,982)	(29,137)	44%
Contribution loss	$(35,519)	$(26,983)	32%
___________________
(1)For a disaggregation of the directly attributable expenses allocated to the Financial Services segment in each of the periods presented, see "—Directly Attributable Expenses" below.
Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020
Net interest income
Net interest income in our Financial Services segment for the three months ended March 31, 2021was relatively flat compared to the three months ended March 31, 2020 due to the offsetting effects of an increase in SoFi Money account balances and lower interest rates during the 2021 period.
Noninterest income
Noninterest income in our Financial Services segment for the three months ended March 31, 2021 increased by $4.3 million, or 222%, compared to the three months ended March 31, 2020, which was primarily due to a $4.4 million increase in brokerage-related fees, a $0.9 million increase in payment network fees, and a $0.7 million increase in affiliate referral fees. The brokerage fees and payment network fees earned during the 2021 period were bolstered by our acquisition of 8 Limited in the second quarter of 2020, by an increase in cryptocurrency trading volume on our platform and by increased member activity in both the SoFi Invest and SoFi Money products. The increase in affiliate referral fees was primarily attributable to growth in our partner relationships and related activity, as we continue to onboard new partners and help drive volume to these partners. These gains were offset by a trading error loss of $2.2 million during the 2021 period related to our SoFi Invest business.
Directly attributable expenses
The directly attributable expenses allocated to the Financial Services segment that were used in the determination of the segment's contribution loss were as follows:

	Three Months Ended March 31,		2021 vs 2020 % Change
($ in thousands)	2021	2020
Compensation and benefits	$18,784	$18,695	—%
Product fulfillment	5,043	2,574	96%
Member incentives	4,981	2,054	143%
Direct advertising	3,768	388	871%
Occupancy and travel	1,851	2,274	(19)%
Professional services	1,568	1,167	34%
Other(1)	5,987	1,985	202%
Directly attributable expenses	$41,982	$29,137	44%
___________________
(1)Other expenses primarily include tools and subscriptions, SoFi Money and SoFi Invest account write offs and marketing expenses.
Financial Services directly attributable expenses for the three months ended March 31, 2021 increased by $12.8 million, or 44%, compared to the three months ended March 31, 2020 primarily due to the following:
•an increase of $4.0 million in other expenses primarily related to tools and subscription costs, marketing and write offs of SoFi Money accounts;
•an increase of $3.4 million in direct advertising costs, such as social media and search engine advertising costs, which was primarily related to the continued promotion of, and growth in, our Financial Services products;
•an increase of $2.9 million related to direct member incentives for SoFi Money and SoFi Invest;
•an increase of $2.5 million in product fulfillment costs related to SoFi Invest and SoFi Money, which included such activities as operating our cash management sweep program, brokerage expenses and debit card fulfillment services;
•an increase of $0.4 million in professional services costs related to third party technology and product consulting for SoFi Money; and
•an offsetting decrease in occupancy and travel of $0.4 million, primarily driven by the impacts of the COVID-19 pandemic on travel.
Compensation and benefits within the Financial Services segment was relatively consistent period over period, as the costs were aligned with the segment initiatives in the respective periods.

Technology Platform Segment
In the table below, we present a metric that is exclusive to the Galileo portion of our Technology Platform segment:

	March 31, 2021	March 31, 2020	2021 vs 2020 % Change
Total accounts	69,572,680	—	n/m
In our Technology Platform segment, total accounts refers to the number of open accounts at Galileo as of the reporting date, excluding SoFi accounts, as such accounts are eliminated in consolidation. We acquired Galileo on May 14, 2020. As such, no information is reported for the three months ended March 31, 2020, as it preceded our acquisition. Total accounts is a primary indicator of the amount of accounts that are dependent upon Galileo’s technology platform to use virtual card products, virtual wallets, make peer-to-peer and bank-to-bank transfers, receive early paychecks, separate savings from spending balances and rely upon real-time authorizations, all of which result in technology platform fees for the Technology Platform segment.
The following table presents the measure of contribution profit for the Technology Platform segment for the periods indicated. The information is derived from our internal financial reporting used for corporate management purposes. Refer to Note 16 in the accompanying unaudited condensed consolidated financial statements included elsewhere in this prospectus for further details regarding Technology Platform segment performance.

	Three Months Ended March 31,		2021 vs 2020 % Change
($ in thousands)	2021	2020
Net revenue
Net interest income (loss)	$(36)	$—	n/m
Noninterest income	46,101	997	n/m
Total net revenue	46,065	997	n/m
Directly attributable expenses(1)	(30,380)	—	n/m
Contribution Profit	$15,685	$997	n/m
___________________
(1)For a disaggregation of the directly attributable expenses allocated to the Technology Platform segment in the three months ended March 31, 2021, see “—Directly Attributable Expenses” below.
Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020
Total net revenue of $46.1 million during the three months ended March 31, 2021 was primarily related to Technology Platform fees at Galileo, which we acquired in the second quarter of 2020. Total net revenue during the three months ended March 31, 2020 was comprised of our equity method investment income from our investment in Apex. We did not recognize any equity method investment income during the 2021 period, as our Apex equity method investment was called during the period.
Directly Attributable Expenses
The directly attributable expenses allocated to the Technology Platform segment that were used in the determination of the segment's contribution profit for the three months ended March 31, 2021 were related to the operations of Galileo and consisted of the items discussed below. There were no directly attributable expenses allocated to the Technology Platform segment during the three months ended March 31, 2020.
•$16.2 million in employee compensation and related benefits expenses;
•$7.0 million in technology platform third-party fulfillment costs;
•$2.1 million in professional services costs;

•$1.4 million in occupancy and travel expenses; and
•$3.7 million of other expenses, primarily related to tools and subscription costs, marketing expenses and data center expenses, the latter of which was associated with the operation of our technology platform-as-a-service.
Reconciliation of Directly Attributable Expenses
The following table reconciles directly attributable expenses allocated to our reportable segments to total noninterest expense in the accompanying Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the periods indicated:

	Three Months Ended March 31,
	2021	2020
Reportable segments directly attributable expenses	$(152,713)	$(106,797)
Expenses not allocated to segments:
Stock-based compensation expense	(37,454)	(19,685)
Depreciation and amortization expense	(25,977)	(4,715)
Fair value changes in warrant liabilities	(89,920)	(2,879)
Employee-related costs(1)	(32,280)	(27,896)
Other corporate and unallocated expenses(2)	(34,105)	(22,640)
Total noninterest expense	$(372,449)	$(184,612)
___________________
(1)Includes compensation, benefits, recruiting, certain occupancy-related costs and various travel costs of executive management, certain technology groups and general and administrative functions that are not directly attributable to the reportable segments.
(2)Includes corporate overhead costs that are not allocated to reportable segments, such as certain tools and subscription costs, corporate marketing costs and professional services costs.

Years Ended December 31, 2020, 2019 and 2018
The following table sets forth consolidated statements of income data for the years indicated:

	Year ended December 31,			2020 vs. 2019 % Change	2019 vs. 2018 % Change
($ in thousands)	2020	2019	2018
Interest income
Loans	$330,353	$570,466	$568,209	(42)%	—%
Securitizations	24,031	23,179	19,300	4%	20%
Related party notes	3,189	3,338	—	(4)%	n/m
Other	5,964	11,210	2,109	(47)%	432%
Total interest income	363,537	608,193	589,618	(40)%	3%
Interest expense
Securitizations and warehouses	155,150	268,063	330,186	(42)%	(19)%
Other	30,456	10,296	368	196%	n/m
Total interest expense	185,606	278,359	330,554	(33)%	(16)%
Net interest income	177,931	329,834	259,064	(46)%	27%
Noninterest income
Loan origination and sales	371,323	299,265	123,046	24%	143%
Securitizations	(70,251)	(199,125)	(114,705)	(65)%	74%
Servicing	(19,426)	8,486	1,197	(329)%	609%
Technology Platform fees	90,128	—	—	n/m	n/m
Other	15,827	4,199	797	277%	427%
Total noninterest income	387,601	112,825	10,335	244%	992%
Total net revenue	565,532	442,659	269,399	28%	64%
Noninterest expense
Technology and product development	201,199	147,458	99,319	36%	48%
Sales and marketing	276,577	266,198	212,604	4%	25%
Cost of operations	178,896	116,327	88,885	54%	31%
General and administrative	237,381	152,275	121,948	56%	25%
Total noninterest expense	894,053	682,258	522,756	31%	31%
Loss before income taxes	(328,521)	(239,599)	(253,357)	37%	(5)%
Income tax (expense) benefit	104,468	(98)	958	n/m	(110)%
Net loss	$(224,053)	$(239,697)	$(252,399)	(7)%	(5)%
Other comprehensive income (loss)
Foreign currency translation adjustments, net	$(145)	$(9)	$21	n/m	(143)%
Total other comprehensive income (loss)	(145)	(9)	21	n/m	(143)%
Comprehensive loss	$(224,198)	$(239,706)	$(252,378)	(6)%	(5)%

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Interest Income
The following table presents the components of our total interest income for the years indicated:

	Year Ended December 31,
($ in thousands)	2020	2019	$ Variance	% Change
Loans	$330,353	$570,466	$(240,113)	(42)%
Securitizations	24,031	23,179	852	4%
Related party notes	3,189	3,338	(149)	(4)%
Other	5,964	11,210	(5,246)	(47)%
Total interest income	$363,537	$608,193	$(244,656)	(40)%
Total interest income decreased by $244.7 million, or 40%, for the year ended December 31, 2020 compared to the year ended December 31, 2019 due to the following:
Loan interest income decreased by $240.1 million, or 42%, primarily driven by a $218.3 million decrease in personal loan interest income year over year. A significant portion of this decrease was related to a decline in securitization loan interest income of $209.4 million, which was a function of our deconsolidation of three variable interest entities (“VIEs”) during 2020 that were previously consolidated during 2019 (we recognized a loss of $6.1 million during 2020 within noninterest income related to these VIE deconsolidations), and earning interest income from loans in three consolidated VIEs in 2019 that were deconsolidated in the fourth quarter of 2019 (we recognized a loss of $38.7 million within noninterest income related to the fourth quarter 2019 VIE deconsolidations). In all cases, our deconsolidations of previously consolidated VIEs were triggered by a third party purchasing enough residual interest ownership in the VIEs from us such that we owned less than 10% of the VIE residual interest. As we no longer had a significant financial interest in the VIEs, we deconsolidated them, which included the related securitization loans.
Further, we did not consolidate any personal loan VIEs during 2020. In addition, our monthly average non-securitization personal loan balance during 2020 was 5% lower than in 2019, which contributed to an $8.9 million decline in loan interest income year over year. This decline was heavily influenced by the COVID-19 pandemic, which contributed to a year-over-year decline in personal loan origination volume of 31%. Student loan securitization interest income declined by $34.1 million, which was correlated with an increase in prepayments and was also negatively impacted by the COVID-19 pandemic. These declines in interest were offset by an $11.6 million increase in non-securitization student loan interest income, which was consistent with a 33% higher average balance year over year as a result of a longer holding period for loans on the balance sheet and a significant strategic purchase of loans during 2020.
Securitizations interest income increased by $0.9 million, or 4%, which was attributable to an increase in residual investment interest income of $2.9 million and asset-backed bonds of $1.2 million. These increases were offset by a decline in securitization float interest income of $3.2 million, which was largely attributable to declining interest rates during 2020.
Related party notes interest income decreased by $0.1 million, or 4%, due to a decrease in interest income on a stockholder loan, which was fully settled in 2020, partially offset by an increase in interest income related to our loans to Apex, as the first loan was issued in November 2019 with additional amounts loaned during 2020.
In March 2019, we entered into a $58.0 million note receivable agreement with a stockholder (the “Note Receivable Stockholder”), which accrued interest at 7.0%. In October 2019, we assigned a portion of our call option rights pursuant to such agreement to another stockholder who paid $15.2 million to purchase an aggregate of 1,722,144 common and preferred shares held by the Note Receivable Stockholder. The Note Receivable Stockholder then paid us $15.2 million to settle a portion of the outstanding note receivable and accrued interest owed to us. During the year ended December 31, 2020, the Note Receivable Stockholder made payments totaling $47.8 million to settle the remaining outstanding note receivable and accrued interest.

As of December 31, 2020, we had three notes receivable outstanding from Apex with a total principal balance of $16.7 million, of which $7.6 million was loaned by us during the year ended December 31, 2020 in two transactions and accrues interest annually at a fixed rate of 10.0%. The initial note receivable of $9.1 million was loaned by us in November 2019 and accrues interest annually at a fixed rate of 5.0% as of December 31, 2020. In February 2021, Apex repaid the total outstanding principal balances and accrued interest.
See Note 14 to the Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional information on our related party notes.
Other interest income decreased by $5.2 million, or 47%, primarily due to interest rate decreases during 2020, which impacted the interest income we earn on our bank balances and Member Bank deposits.
Interest Expense
The following table presents the components of our total interest expense for the years indicated:

	Year Ended December 31,
($ in thousands)	2020	2019	$ Variance	% Change
Securitizations and warehouses	$155,150	$268,063	$(112,913)	(42)%
Other	30,456	10,296	20,160	196%
Total interest expense	$185,606	$278,359	$(92,753)	(33)%
Total interest expense decreased by $92.8 million, or 33%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, due to the following:
Interest expense related to securitizations and warehouses decreased by $112.9 million, or 42%. The following tables present the components of securitizations and warehouses interest expense and other pertinent information.

	Year Ended December 31,
($ in thousands)	2020	2019	$ Variance	% Change
Securitization debt interest expense	$66,110	$132,811	$(66,701)	(50)%
Warehouse debt interest expense	51,983	80,895	(28,912)	(36)%
Residual interests classified as debt interest expense	12,678	30,562	(17,884)	(59)%
Debt issuance cost interest expense	24,379	23,795	584	2%
Securitizations and warehouses interest expense	$155,150	$268,063	$(112,913)	(42)%

	Year Ended December 31,
($ in thousands)	2020	2019	% Change
Average debt balances
Securitization debt	$1,794,758	$3,888,058	(54)%
Warehouses facilities	2,266,694	1,800,902	26%
Residual interests classified as debt	123,212	379,030	(67)%
Weighted average interest rates(1)
Securitization debt	3.7%	3.4%	n/m
Warehouse facilities	2.3%	4.5%	n/m
Residual interests classified as debt	10.3%	8.1%	n/m
__________________
(1)Interest rates on securitization debt and warehouse facilities exclude the effect of debt issuance cost interest expense.

The decrease in interest expense related to securitizations and warehouses was driven by the following:
•Securitization debt interest expense (exclusive of debt issuance and discount amortization) decreased $66.7 million, which was correlated with the deconsolidation of VIEs discussed above and the absence of new consolidated VIEs, with the exception of one student loan VIE, which was only briefly consolidated before we transferred the significant portion of our financial interest and subsequently deconsolidated it. Moreover, the majority of our student loan securitization debt is tied to one-month LIBOR, which decreased during 2020;
•Warehouse debt interest expense (exclusive of debt issuance amortization) decreased $28.9 million, which was related to a decrease in one- and three-month LIBOR during 2020. Interest rate declines were partially offset by a higher average warehouse debt balance outstanding during 2020;
•Residual interests classified as debt interest expense decreased $17.9 million, which was correlated with a lower balance of residual interests classified as debt during 2020, a significant driver of which was the aforementioned deconsolidation of VIEs during 2020 and 2019; and
•Debt issuance cost interest expense increased $0.6 million, which was associated with an initiative to increase our warehouse borrowing capacity to protect against potential future funding constraints attributable to the COVID-19 pandemic, partially offset by a decrease in securitization debt issuance costs in 2020, which was driven by the deconsolidations discussed above.
Other interest expense increased by $20.2 million, or 196%, primarily due to the following:
•interest expense related to the Galileo seller note issued in May 2020, which was comprised of two components: (i) non-cash interest expense accretion of $6.0 million incurred because of the seller note discount to face value, and (ii) interest expense incurred of $16.2 million related to the outstanding seller note balance of $250.0 million at a stated rate of 10.0%;
•an increase of $0.8 million in our revolving credit facility interest expense, which reflects our higher average balance during 2020, as we drew $325.0 million on the facility during 2020, partially offset by a decline in one-month LIBOR during 2020; and
•an offsetting decrease in interest expense of $3.0 million associated with SoFi Money balances, which was correlated with the decline in interest rates during 2020.
Noninterest Income and Net Revenue
The following table presents the components of our total noninterest income and total net revenue for the years indicated:

	Year Ended December 31,
($ in thousands)	2020	2019	$ Variance	% Change
Loan origination and sales	$371,323	$299,265	$72,058	24%
Securitizations	(70,251)	(199,125)	128,874	(65)%
Servicing	(19,426)	8,486	(27,912)	(329)%
Technology Platform fees	90,128	—	90,128	n/m
Other	15,827	4,199	11,628	277%
Total noninterest income	$387,601	$112,825	$274,776	244%
Total net revenue	$565,532	$442,659	$122,873	28%

Total noninterest income increased by $274.8 million, or 244%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, due to the following:
Loan origination and sales increased by $72.1 million, or 24%. We experienced an $81.1 million year-over-year increase in home loan originations and sales related income, net of hedges, and related interest rate lock commitments, which was driven by a 182% increase in home loans origination volume and a mix shift toward more FNMA loans during 2020, which sell for a greater loan premium compared to non-agency home loans. Home loan origination fees also increased by $7.9 million year over year in conjunction with the increase in origination volume. Additionally, improved loan credit and underwriting performance of personal and student loans resulted in lower combined write-offs and repurchase expense year over year.
Offsetting these increases was a $16.9 million decline in aggregate personal and student loan origination and sales income, which was attributable to lower origination volumes, partially offset by combined lower write-offs and repurchase expense. Student loan origination volume declined 26% year over year, primarily due to lower demand for our student loan refinancing products as a result of the payment deferral period on federal student loans enacted through the CARES Act in 2020. Personal loan origination volume declined 31% year over year, primarily due to our efforts in 2020 to further tighten our underwriting and credit policies to mitigate our credit risk exposure during the economic downturn combined with lower demand for personal loan financing, which we believe is a result of lower consumer spending behavior during the COVID-19 pandemic. See “— Key Factors Affecting Operating Results — Industry Trends and General Economic Conditions”.
Securitization income increased by $128.9 million, or 65%, due to a reduction in securitization loan write-offs of $82.5 million, which was related to the deconsolidation of VIEs and stronger securitization loan credit performance during 2020. The decrease in securitization loan write-offs also had the impact of improving our assumed future credit outlook for our securitization loans, which contributed to an aggregate increase of $39.0 million year over year in securitization loan fair market value changes.
These increases were offset by residual debt fair value increases of $16.4 million, which were correlated with underlying securitization performance and residual interest positions representing a greater percentage of securitization claims (which occurs over time as securitization loans are paid off and accordingly securitization debt gets paid off) year over year, of which $21.1 million was related to non-cash unfavorable fair value changes in residual interests classified as debt valuation assumptions and inputs. Further, we experienced an increase in our residual investment earnings of $23.7 million, which was largely due to a $38.7 million loss realized in the fourth quarter of 2019 related to the deconsolidation of three personal loan VIEs compared to losses in 2020 of $8.6 million attributable to a previously consolidated VIE that was both consolidated and deconsolidated in 2020 and $6.1 million attributable to the deconsolidation of three additional VIEs.
The table below presents additional information related to loan gains and losses and overall performance:

	Year Ended December 31,
($ in thousands)	2020	2019	$ Variance	% Change
Gains from non-securitization loan transfers	$259,451	$129,989	$129,462	100%
Gains from loan securitization transfers(1)	129,855	226,394	(96,539)	(43)%
Economic derivative hedges of loan fair values(2)	(54,829)	(24,803)	(30,026)	121%
Home loan origination fees(3)	11,576	3,639	7,937	218%
Loan write-off expense – whole loans(4)	(5,873)	(13,888)	8,015	(58)%
Loan write-off expense – securitization loans(5)	(38,621)	(121,102)	82,481	(68)%
Loan repurchase expense(6)	(342)	(2,337)	1,995	(85)%
__________________
(1)Represents the gain recognized on loan securitization transfers qualifying for sale accounting treatment during the years presented.
(2)Although not an economic hedge of loan fair values, we also had gains of $14.5 million and $0.9 million during the year ended December 31, 2020 and 2019, respectively, related to interest rate lock commitments. The year over year change was correlated with a significant increase in home loan origination volume.
(3)This variance was correlated with an increase in home loan origination volume year over year.

(4)Includes gross write-offs of $17.1 million and $22.3 million for the year ended December 31, 2020 and 2019, respectively. During 2020, $3.6 million of the $11.2 million of recoveries were captured via loan sales to a third-party collection agency. During 2019, $0 of the $8.4 million of recoveries were captured via loan sales to a third-party collection agency.
(5)Includes gross write-offs of $54.7 million and $139.2 million for the year ended December 31, 2020 and 2019, respectively. During 2020, $7.2 million of the $16.1 million of recoveries were captured via loan sales to a third-party collection agency. During 2019, $7.6 million of the $18.1 million of recoveries were captured via loan sales to a third-party collection agency.
(6)Loan repurchase expense trends were generally correlated with the prior quarter's origination volume.
Servicing income decreased by $27.9 million, or 329%, and was primarily related to fair value changes in our servicing assets that were largely attributable to an increase in servicing asset prepayment speed assumptions year over year. We experienced an increase in loan prepayments during 2020, which we believe is correlated with the market interest rate declines in 2020 compared to 2019. We expect prepayments to continue to remain at a higher than historical level in the current low interest rate environment that is expected to persist into the next fiscal year.
We own the master servicing on all the servicing rights that we retain and, in each case, recognize the gross servicing rate applicable to each serviced loan. Subservicers are utilized for all serviced student and home loans, which represents a cost to SoFi, but these arrangements do not impact our calculation of the weighted average basis points earned for each loan type serviced. Further, there is no impact on servicing income due to forbearance and moratoriums on certain debt collection activities, and there are no waivers of late fees. The table below presents additional information related to our loan servicing activities:

	Year Ended December 31,
($ in thousands)	2020	2019	$ Variance	% Change
Servicing income recognized
Home loans(1)	$4,651	$2,648	$2,003	76%
Student loans(2)	50,491	47,489	3,002	6%
Personal loans(3)	42,646	34,290	8,356	24%
Servicing rights fair value change
Home loans(4)	10,733	4,558	6,175	135%
Student loans(5)	(37,945)	16,507	(54,452)	(330)%
Personal loans(6)	(24,809)	14,849	(39,658)	(267)%
_________________
(1)The weighted average basis points ("bps") earned for home loan servicing during the year ended December 31, 2020 and 2019 was 24 bps and 26 bps, respectively.
(2)The weighted average bps earned for student loan servicing during the year ended December 31, 2020 and 2019 was 37 bps and 39 bps, respectively.
(3)The weighted average bps earned for personal loan servicing during the year ended December 31, 2020 and 2019 was 74 bps and 72 bps, respectively.
(4)The impact on the fair value change resulting from changes in valuation inputs and assumptions was $(5.1) million and $1.5 million during the year ended December 31, 2020 and 2019, respectively.
(5)The impact of the fair value change resulting from changes in valuation inputs and assumptions was $(20.2) million and $0.2 million during the year ended December 31, 2020 and 2019, respectively. The 2020 period includes the impact of the derecognition of servicing due to loan purchases, which had an effect of $(12.9) million on the total fair value change.
(6)The impact of the fair value change resulting from changes in valuation inputs and assumptions was $7.8 million and $6.8 million during the year ended December 31, 2020 and 2019, respectively.
Technology Platform fees of $90.1 million during 2020 were earned by Galileo, which we acquired on May 14, 2020 and, therefore, had no impact in 2019. We earn Technology Platform revenues for providing continuous delivery of an integrated technology platform as an outsourced service for financial and non-financial institutions, which is a stand-ready performance obligation that comprises a series of distinct days of service. Our Technology Platform fees are billed based on the actual fulfillment activities to provide the technology platform, which vary from day to day and from customer to customer.
During 2020, our Technology Platform fees were billed on a monthly basis for an integrated, seamless and comprehensive solution suite, which predominantly includes: virtual card product support; real time push provisioning for virtual cards; enablement of transfers from challenger bank accounts to other banks or individuals; enabling card loads and load transfers directly through ACH debits and credits; facilitating person-to-person transfers; maintenance and support for active and inactive accounts on the platform; processing of chargebacks, fraud analysis, credit bureau reporting, facilitating the ability to receive early paychecks; supporting savings as a separate balance in our system; calculating and assessing interest based on account balance tiers; providing access to our native Program, Authorization, and Events APIs, which provide alerts on all transaction types (e.g., notification of card roundups); authorization, routing and processing of payment transactions (debit, credit, online purchases); debit card production and shipment and real-time data analytics and reporting.
Other income increased by $11.6 million, or 277%, primarily due to increases of $3.4 million in equity method investment income, $3.4 million in brokerage-related fees, $2.9 million in payment network fees and $2.2 million in referral fees. The brokerage fees and payment network fees earned during 2020 were bolstered by our acquisitions of 8 Limited and Galileo. The equity method investment income increase was reflective of an increase in trading volume at our equity method investee, Apex. This trend in trading volume also positively impacted our brokerage-related fees. Equity method investment income included a $4.3 million impairment charge recognized during the fourth quarter of 2020, which was incurred because the seller of our Apex interest exercised its call option on our equity investment in January 2021 and we measured the carrying value of our Apex equity method investment as of December 31, 2020 equal to the call payment. Payment network fees (which include interchange fees) were directly correlated with increased spending and card transactions on our platform during 2020 compared to 2019. Lastly, the referral fee increase was primarily attributable to our material affiliate revenue relationships launched during the third quarter of 2019; therefore, 2019 is not fully comparable to 2020.
Noninterest Expense
The following table presents the components of our total noninterest expense for the years indicated:

	Year Ended December 31,
($ in thousands)	2020	2019	$ Variance	% Change
Technology and product development	$201,199	$147,458	$53,741	36%
Sales and marketing	276,577	266,198	10,379	4%
Cost of operations	178,896	116,327	62,569	54%
General and administrative	237,381	152,275	85,106	56%
Total noninterest expense	$894,053	$682,258	$211,795	31%
Total noninterest expense increased by $211.8 million, or 31%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, due to the following:
Technology and product development expenses increased by $53.7 million, or 36%, primarily due to:
•an increase in amortization expense on intangible assets of $24.6 million, of which $19.9 million was associated with intangible assets acquired during 2020, and of which $5.8 million was related to the acceleration of our core banking infrastructure amortization. These increases were offset by lower amortization in 2020 due to certain smaller intangible assets that were fully amortized during 2019;
•an increase in purchased and internally-developed software amortization of $4.2 million, which was reflective of increased investments in technology to support our growth;
•an increase in employee compensation and benefits of $27.1 million, inclusive of an increase in share-based compensation expense of $12.2 million, which was related to a 12% increase in technology and product personnel in support of our growth in addition to an increase in compensation per person in 2020;
•an increase in software licenses and tools and subscriptions spend of $6.9 million related to headcount increases and internal technology initiatives, which was partially offset by $2.1 million of software abandonment in 2019 ; and
•partially offset by a decrease in the utilization of professional services of $2.3 million.

Sales and marketing expenses increased by $10.4 million, or 4%, primarily due to:
•an increase in amortization expense of $22.1 million associated with the customer-related intangible assets acquired during 2020;
•an increase in employee compensation and benefits of $10.5 million, inclusive of an increase in share-based compensation expense of $3.9 million, which was correlated with a 29% increase in sales and marketing personnel to support our growth. The headcount-related compensation increase was partially offset by higher severance expense of $1.0 million and higher bonus and commission expenses of $0.8 million during 2019;
•an increase in professional services of $3.2 million during 2020; and
•SoFi Stadium related marketing expenditures of $11.5 million related to the opening of SoFi Stadium, which is exclusive of depreciation and interest expense on the embedded lease portion of our SoFi Stadium agreement;
•partially offset by a decrease in marketing referrals of $4.0 million, which was reflective of an initiative to rely less on this channel for member growth during 2020; and
•further partially offset by a decrease in advertising expenditures of $31.1 million, which was attributable to the impact of the COVID-19 pandemic on our live sports marketing strategy, the aforementioned SoFi Stadium related marketing expenditures in lieu of advertising expenditures, and the expected advertising benefits we expected to derive from the opening of SoFi Stadium.
Cost of operations increased by $62.6 million, or 54%, primarily due to:
•an increase in loan origination expenses of $16.2 million, of which $16.6 million was related to home loans, which supported the growth in home loan origination volume year over year;
•an increase in third-party fulfillment expenses of $12.5 million, which was primarily attributable to post-acquisition Galileo operations, and primarily relates to the fees we pay to payment networks to route authorized transactions;
•an increase in employee compensation and benefits of $20.0 million, inclusive of an increase in share-based compensation expense of $4.4 million, which was correlated with a 15% increase in cost of operations personnel in support of our growth in addition to an increase in home loan commissions of $5.8 million related to growth in the home loan product. The headcount-related compensation increase was partially offset by higher severance expense of $0.7 million during 2019;
•an increase in occupancy-related costs of $5.6 million;
•an increase in software licenses and tools and subscriptions of $5.1 million related to headcount increases and internal technology initiatives;
•an increase of $3.3 million associated with SoFi Money account write-offs; and
•an increase in brokerage-related costs of $2.1 million related to the growth of SoFi Invest and our wholly-owned subsidiary, 8 Limited, which we acquired in April 2020;
•partially offset by a decrease in professional services of $5.2 million, primarily due to non-recurring operations costs related to SoFi Money incurred in 2019.
General and administrative expenses increased by $85.1 million, or 56%, primarily due to:
•an increase in employee compensation and benefits of $37.0 million, inclusive of an increase in share-based compensation expense of $18.5 million, which was related to a 46% increase in general and administrative personnel to support our growing infrastructure and administrative needs in addition to an increase in compensation per person in 2020;
•an increase in bank service charges of $5.8 million, which was primarily related to an increase in unused line fees as a result of increased capacity on our warehouse lines partially offset by a decrease in bank fees year over year;
•an increase in software licenses and tools and subscriptions of $3.6 million;
•transaction-related expenses of $9.2 million during 2020 associated with our acquisitions of 8 Limited and Galileo, which largely consisted of legal, accounting and financial advisory services;
•share-based payments to non-employees of $0.9 million during 2020 for financial advisory services related to our acquisitions;
•an increase in non-transaction related professional services of $5.7 million, which included accounting and legal services; and
•an increase in the fair value of our warrant liabilities of $23.4 million related to an increase in the fair value of our Series H preferred stock.
Net Loss
Our net loss for the year ended December 31, 2020 improved by $15.6 million, or 7%, compared to the year ended December 31, 2019, primarily due to the factors discussed above, as well as the change in income taxes. The primary driver of the $104.6 million year-over-year decrease in income taxes was associated with the remeasurement of our valuation allowance during 2020, which was primarily a result of the deferred tax liabilities recognized in connection with our acquisition of Galileo, which decreased the valuation allowance by $99.8 million. The deferred tax liabilities recognized in the acquisition were substantially all related to acquired intangibles, which had a fair value of $388.0 million and a tax basis of zero.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Interest Income
The following table presents the components of our total interest income for the years indicated:

($ in thousands)	Year Ended December 31,		$ Variance	% Change
	2019	2018
Loans	$570,466	$568,209	$2,257	—%
Securitizations	23,179	19,300	3,879	20%
Related party notes	3,338	—	3,338	n/m
Other	11,210	2,109	9,101	432%
Total interest income	$608,193	$589,618	$18,575	3%
Total interest income increased by $18.6 million, or 3%, for the year ended December 31, 2019 compared to the year ended December 31, 2018 due to the following:
Loan interest income increased by $2.3 million, or less than 1%, primarily driven by an increase in personal loan interest income of $50.4 million, offset by declines in student loan interest income of $45.2 million and home loan interest income of $2.9 million. Interest income varies from period to period based on prevailing weighted average coupon rates that we charge on our loans, origination volume during the period and the amount of time our loans remain on our Consolidated Balance Sheets. The increase in personal loan interest income was driven by an increase in monthly average personal loan balances year over year in addition to an increase in the monthly weighted average coupon rate. The decline in student loan interest income was primarily driven by a decrease in monthly average student loan balances, while the decline in home loans interest income was primarily driven by a decrease in monthly average home loan balances outstanding during 2019, in addition to a decrease in the weighted average coupon rates that we charge on our loans.
Securitizations interest income from our securitization investments and interest earned on member loan payments made prior to our remittance to securitization investors increased year over year by $3.9 million driven by the additive effect of our 2019 securitization transactions.
Related party notes interest income of $3.3 million for the year ended December 31, 2019 was attributable to a stockholder loan and an Apex note receivable. In March 2019, we entered into a $58.0 million note receivable agreement with a stockholder, which accrued interest at 7.0% per annum. In October 2019, the stockholder settled $15.2 million of the note receivable and accrued interest owed to us. The remaining balance was outstanding as of December 31, 2019. In November 2019, we lent $9.1 million to Apex at an interest rate of 12.5% per annum. The Apex note receivable was outstanding as of December 31, 2019, with no payment activity during 2019. See Note 14 to the Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional information on these arrangements.
Other interest income increased by $9.1 million, or 432%, due to growth in Member Bank deposit interest income of $5.7 million, which was reflective of our official launch of the SoFi Money product in early 2019 and nearly a full year of deposit interest income in 2019 compared to limited product testing for a partial period in 2018. The remaining portion of the increase was tied to bank interest income, which was largely attributable to higher cash balances in 2019.
Interest Expense
The following table presents the components of our total interest expense for the years indicated:

	Year Ended December 31,
($ in thousands)	2019	2018	$ Variance	% Change
Securitizations and warehouses	$268,063	$330,186	$(62,123)	(19)%
Other	10,296	368	9,928	n/m
Total interest expense	$278,359	$330,554	$(52,195)	(16)%
Total interest expense decreased by $52.2 million, or 16%, for the year ended December 31, 2019 compared to the year ended December 31, 2018 due to the following:
Interest expense related to securitizations and warehouses decreased by $62.1 million, or 19%, primarily due to:
•a decrease in securitization residual debt interest expense of $51.9 million, which was correlated with a lower balance of securitization residual debt in addition to a lower effective yield on the residual debt, which lowered the interest expense recognized and was related to tightening market yields on the underlying residual interest positions;
•a decrease of $24.1 million in warehouse-related interest expense (exclusive of amortized debt issuance costs) as result of a 25% lower average monthly warehouse balance during 2019 compared to 2018, which was in part a result of us utilizing financing cash inflows from our Series H preferred stock issuance during 2019 to fund warehouse financeable loans; and
•an increase of $14.3 million in our consolidated securitization debt interest expense (exclusive of amortized debt issuance costs and discounts), which was largely attributable to interest rate changes.

The following tables present the components of securitizations and warehouses interest expense, as well as other pertinent information:

	Year ended December 31,
($ in thousands)	2019	2018	$ Variance	% Change
Securitization debt interest expense	$132,811	$118,511	$14,300	12%
Warehouse debt interest expense	80,895	105,022	(24,127)	(23)%
Residual interests classified as debt interest expense	30,562	82,505	(51,943)	(63)%
Debt issuance cost interest expense	23,795	24,148	(353)	(1)%
Total securitizations and warehouses interest expense	$268,063	$330,186	$(62,123)	(19)%

	Year ended December 31,
($ in thousands)	2019	2018	% Change
Average debt balances
Securitization debt	$3,888,058	$3,919,131	(1)%
Warehouse facilities	1,800,902	2,411,202	(25)%
Residual interests classified as debt	379,030	514,054	(26)%
Weighted average interest rates
Securitization debt(1)	3.4%	3.0%	n/m
Warehouse facilities(1)	4.5%	4.4%	n/m
Residual interests classified as debt(2)	8.1%	16.0%	n/m
__________________
(1)Weighted average interest rates exclude the effect of debt issuance cost interest expense for securitization debt and warehouse facilities.
(2)In 2018, declines in expected collateral performance resulted in us raising the required yield used to calculate interest expense. Concerns of decreased cash flows to residual interest owners were mollified in 2019, as securitization collateral performance improved and expected future cash flows increased, which, in turn, resulted in a lower required yield in 2019.
Other interest expense increased by $9.9 million due to increases of $5.2 million associated with our SoFi Money product and $4.7 million related to our revolving credit facility. The increase in SoFi Money interest expense represents the interest income we pay to our members’ SoFi Money accounts. The year-over-year increase is due to an increase in the number and average balances of SoFi Money accounts, largely due to a nearly full year of activity in 2019, as we had the official launch of the SoFi Money product in early 2019 compared to limited product testing for a partial period in 2018. Additionally, we drew $58.0 million on our revolving credit facility during 2019 to fund the aforementioned $58.0 million stockholder note receivable, and also had a full year of interest expense in 2019, as we entered into our revolving credit facility in September 2018.
Noninterest Income and Net Revenue
The following table presents the components of our total noninterest income and total net revenue for the years indicated:

	Year Ended December 31,
($ in thousands)	2019	2018	$ Variance	% Change
Loan origination and sales	$299,265	$123,046	$176,219	143%
Securitizations	(199,125)	(114,705)	(84,420)	74%
Servicing	8,486	1,197	7,289	609%
Other	4,199	797	3,402	427%
Total noninterest income	$112,825	$10,335	$102,490	992%
Total net revenue	$442,659	$269,399	$173,260	64%

Total noninterest income increased by $102.5 million, or 992%, for the year ended December 31, 2019 compared to the year ended December 31, 2018 primarily due to the following:
Loan origination and sales income increased by $176.2 million, or 143%, primarily due to receiving higher prices for loans we sold through our securitization channel in 2019. During 2019, we received $4.8 billion of consideration from student loan securitization transfers for loans with a carrying value of $4.7 billion, which resulted in a gain during the year of $147.5 million, or 103.2% of carrying value. In contrast, during 2018, we received consideration of $5.0 billion for student loan securitization transfers with a carrying value of $4.9 billion, which resulted in a gain of $92.9 million, or 101.9% of carrying value. We achieved a directionally similar outcome with personal loan securitization transfers year over year. In addition, our whole loan sales channel experienced similar improved execution in 2019 versus 2018. For instance, our personal loan whole sales during 2019 resulted in a gain of $87.7 million compared to a loss in 2018 of $(37.7) million, or a difference in carrying value as a percentage of proceeds of 103.9% in 2019 versus 98.3% in 2018. Our fair value adjustments as of December 31, 2019 reflected this improved sales execution compared to 2018.
Securitizations income decreased by $84.4 million, or 74%, primarily due to losses from a $103.8 million reduction in downward fair value adjustments on securitization residual debt, of which $44.6 million was related to non-cash unfavorable fair value changes in residual interests classified as debt valuation assumptions and inputs, which was correlated with improved securitization performance year over year. In 2018, expected securitization loan performance, which directly impacts residual interests classified as debt valuations, was more heavily weighted toward 2016 and 2017 SoFi securitization vintages, which had less strict underwriting criteria than 2018 and 2019 securitization vintages and, therefore, had lower expected future cash flows for residual interest owners during our 2018 valuation process. However, our actual 2019 securitization portfolio performance was better than expected in 2018, which resulted in residual interests classified as debt positions having a more positive future outlook in 2019 and beyond, which in turn increases the fair value. In addition, we incurred a $39.2 million loss related to our transfer of loans held in previously consolidated securitization VIEs. The decrease in income was also attributable to an increase in securitization loan charge-offs, which was mostly driven by carrying a higher balance of consolidated collateral in 2019 related to two consolidated securitizations added in late 2018 in addition to three securitizations consolidated in early 2019 that were deconsolidated in the fourth quarter of 2019. These reductions in income were partially offset by less downward fair value adjustments year over year on our securitization loan collateral of $69.1 million. The remaining variance is attributable to year-over-year aggregate increases in our securitization investment fair market values.
The table below presents additional information related to loan gains and losses and overall performance:

	Year Ended December 31,
($ in thousands)	2019	2018	$ Variance	% Change
Gains (losses) from non-securitization loan transfers	$129,989	$(11,964)	$141,953	n/m
Gains from loan securitization transfers(1)	226,394	113,918	112,476	99%
Economic derivative hedges of loan fair values(2)	(24,803)	39,465	(64,268)	(163)%
Home loan origination fees(3)	3,639	2,224	1,415	64%
Loan write-off expense – whole loans(4)	(13,888)	(42,300)	28,412	(67)%
Loan write-off expense – securitization loans(5)	(121,102)	(101,543)	(19,559)	19%
Loan repurchase expense(6)	(2,337)	(10,745)	8,408	(78)%
__________________
(1)Represents the gain recognized on loan securitization transfers qualifying for sale accounting treatment for the years presented.
(2)While not an economic hedge of loan fair values, we also had gains (losses) of $0.9 million and $(1.3) million during the year ended December 31, 2019 and 2018, respectively, related to interest rate lock commitments. The year-over-year change was correlated with an increase in home loan origination volume.
(3)This variance was correlated with an increase in home loan origination volume year over year.
(4)Includes gross write-offs of $22.3 million and $52.6 million for the year ended December 31, 2019 and 2018, respectively. During 2019, $0 of the $8.4 million of recoveries were captured via loan sales to a third-party collection agency. During 2018, $1.1 million of the $10.3 million of recoveries were captured via loan sales to a third-party collection agency.

(5)Includes gross write-offs of $139.2 million and $118.8 million for the year ended December 31, 2019 and 2018, respectively. During 2019, $7.6 million of the $18.1 million of recoveries were captured via loan sales to a third-party collection agency. During 2018, $10.0 million of the $17.3 million of recoveries were captured via loan sales to a third-party collection agency.
(6)Loan repurchase expense in 2018 was correlated with 2018 loan performance, which is discussed elsewhere in this "SoFi’s Management’s Discussion and Analysis of Financial Condition and Results of Operations", and is related to different underwriting standards for loan originations in 2018.
Servicing income increased by $7.3 million, or 609%, primarily due to a $9.9 million increase in servicing fees earned on higher servicing portfolio unpaid principal balances among our home loan, personal loan and student loan products. This increase was partially offset by a decline in our servicing assets year over year of $2.6 million due to servicing portfolio run-off and fair value adjustments.
The table below presents additional information related to our loan servicing activities:

	Year ended December 31,
($ in thousands)	2019	2018	$ Variance	% Change
Servicing income recognized
Home loans(1)	$2,648	$2,264	$384	17%
Student loans(2)	47,489	42,625	4,864	11%
Personal loans(3)	34,290	29,600	4,690	16%
Servicing rights fair value change
Home loans(4)	4,558	2,970	1,588	53%
Student loans(5)	16,507	20,588	(4,081)	(20)%
Personal loans(6)	14,849	(7,582)	22,431	296%
__________________
(1)The weighted average bps earned for home loan servicing during the year ended December 31, 2019 and 2018 was 26 bps and 27 bps, respectively.
(2)The weighted average bps earned for student loan servicing during the year ended December 31, 2019 and 2018 was 39 bps and 46 bps, respectively.
(3)The weighted average bps earned for personal loan servicing during the year ended December 31, 2019 and 2018 was 72 bps and 66 bps, respectively.
(4)The impact of the changes in valuation inputs and assumptions on this fair value change was $1.5 million and $2.5 million during the year ended December 31, 2019 and 2018, respectively.
(5)The impact of the changes in valuation inputs and assumptions on this fair value change was $0.2 million and $3.6 million during the year ended December 31, 2019 and 2018, respectively.
(6)The impact of the changes in valuation inputs and assumptions on this fair value change was $6.8 million and $(5.0) million during the year ended December 31, 2019 and 2018, respectively.
Other income increased by $3.4 million, or 427%, primarily due to an increase in affiliate-based referral revenues of $3.0 million and an increase of $0.6 million in payment network revenue, the latter of which was reflective of the continued expansion of our SoFi Money product.
Noninterest Expense
The following table presents the components of our total noninterest expense for the years indicated:

	Year Ended December 31,
($ in thousands)	2019	2018	$ Variance	% Change
Technology and product development	$147,458	$99,319	$48,139	48%
Sales and marketing	266,198	212,604	53,594	25%
Cost of operations	116,327	88,885	27,442	31%
General and administrative	152,275	121,948	30,327	25%
Total noninterest expense	$682,258	$522,756	$159,502	31%

Total noninterest expense increased by $159.5 million, or 31%, for the year ended December 31, 2019 compared to the year ended December 31, 2018 due to the following:
Technology and product development expenses increased by $48.1 million, or 48%, primarily due to a $25.7 million increase in compensation and benefits related costs, inclusive of an increase in share-based compensation expense, primarily related to a 30% increase in average headcount and new hire equity grants as we continued to expand our technology and product teams to support our growth. During 2019 relative to 2018, we spent an additional $7.3 million related to the use of outsourced professional services providers engaged to help support the growth of our Financial Services segment. Additionally, we had a $5.2 million increase in tools and subscription costs related to our continued investment in technology and platform improvements in 2019 and a $5.3 million increase in amortization and software abandonment costs. The remaining increase was related to items such as the allocation of occupancy-related costs.
Sales and marketing expenses increased by $53.6 million, or 25%, primarily due to an increase of $26.9 million in advertising expenditures associated with an increased focus on building brand awareness and support for our burgeoning Financial Services segment, in addition to an incremental $3.5 million in general marketing costs. Additionally, compensation and benefits related costs increased by $8.7 million, inclusive of an increase in share-based compensation expense, primarily related to an 8% increase in average headcount within the sales and marketing department, inclusive of our Chief Marketing Officer, and an increase in discretionary bonuses paid during 2019. This variance includes the effect of a $1.1 million increase in severance costs in 2019. Lastly, we increased member promotional materials expenditures by $7.2 million, affiliate-related marketing by $4.1 million and tools and subscriptions by $2.5 million.
Cost of operations increased by $27.4 million, or 31%, due in part to an overall increase in professional services expenditures of $10.8 million to support the growth of our Financial Services segment. Additionally, account write-offs and member credits increased by $4.7 million and debit card fulfillment and SoFi Money and SoFi Invest account costs increased by $5.1 million, which were also related to the growth in the Financial Services segment. Non-compensation related origination and servicing expenses increased by $3.3 million, in addition to increases in tools and subscriptions expenditures of $2.6 million and occupancy-related costs of $1.8 million. These increases were partially offset by a decrease in compensation and benefit costs of $2.3 million, inclusive of a decrease in share-based compensation costs, primarily related to a 9% decrease in average headcount year over year.
General and administrative expenses increased by $30.3 million, or 25%, primarily due to an $18.7 million increase in compensation and benefits related costs, inclusive of an increase in share-based compensation expense, related to a 24% increase in average headcount, a $3.4 million increase in professional services expenditures, a $6.3 million increase in bank service charges driven by an increase in unused debt warehouse line fees and an increase in bank fees from greater account activity, a $3.1 million increase in tools and subscriptions expenditures, and a $1.4 million increase in occupancy-related costs associated with the headcount increase. These increases were partially offset by a decrease in litigation-related expenses of $1.5 million and recruitment-related expenses of $0.8 million.
Net Loss
Our net loss for the year ended December 31, 2019 improved by $12.7 million, or 5%, compared to the year ended December 31, 2018 primarily due to the factors discussed above. Additionally, during the years ended December 31, 2019 and 2018, we recognized a full valuation allowance against our net deferred tax assets primarily due to net operating losses, which increased our valuation allowance by $70.8 million and $74.2 million, respectively.

Summary Results by Segment
Lending Segment
In the table below, we present certain metrics related to our Lending segment:

	December 31,			2020 vs. 2019 % Change	2019 vs. 2018 % Change
Metric	2020	2019	2018
Total products (number)	917,645	798,005	640,350	15%	25%
Origination volume ($ in thousands, during period)
Home loans	$2,183,521	$773,684	$769,355	182%	1%
Personal loans	2,580,757	3,731,981	4,429,366	(31)%	(16)%
Student loans	4,928,880	6,695,138	6,532,533	(26)%	2%
Total	$9,693,158	$11,200,803	$11,731,254	(13)%	(5)%
Loans with a balance (number)	598,682	623,511	553,276	(4)%	13%
Average loan balance ($)
Home loans	$291,382	$296,812	$305,427	(2)%	(3)%
Personal loans	21,789	24,372	26,694	(11)%	(9)%
Student loans	54,319	60,127	61,093	(10)%	(2)%
In the table below, we present additional information related to our lending products:

	Year Ended December 31,
	2020	2019	2018
Student Loans
Weighted average origination FICO	773	774	768
Weighted average interest rate earned	4.97%	5.48%	5.38%
Interest income recognized ($ in thousands)	$134,917	$157,447	$202,608
Sales of loans ($ in thousands)(1)	$4,534,286	$6,051,418	$6,670,778
Time between loan origination and loan sale (days)	75	58	69
Home Loans
Weighted average origination FICO	764	761	765
Weighted average interest rate earned	2.19%	3.39%	4.57%
Interest income recognized ($ in thousands)	$2,731	$2,230	$5,219
Sales of loans ($ in thousands)(1)	$2,102,101	$726,443	$919,094
Time between loan origination and loan sale (days)	10	13	26
Personal Loans
Weighted average origination FICO	764	756	750
Weighted average interest rate earned	10.65%	10.92%	9.83%
Interest income recognized ($ in thousands)	$192,450	$410,789	$360,382
Sales of loans ($ in thousands)(1)	$1,531,057	$2,604,263	$3,453,449
Time between loan origination and loan sale (days)	88	81	98
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(1)Excludes the impact of loans transferred into consolidated VIEs.
Total Products
Total products refers to the number of home loans, personal loans and student loans that have been originated through our platform since our inception through the reporting date, whether or not such loans have been paid off. See “— Key Business Metrics” for further discussion of this measure as it relates to our Lending segment.

Origination Volume
We refer to the aggregate dollar amount of loans originated through our platform in a given period as origination volume. Origination volume is an indicator of the size and health of our Lending segment and an indicator (together with the relevant loan characteristics, such as interest rate and prepayment and default expectations) of revenues and profitability. Changes in origination volume are driven by the addition of new members and existing members, the latter of which at times will either refinance into a new SoFi loan or secure an additional, concurrent loan, as well as macroeconomic factors impacting consumer spending and borrowing behavior. Since the profitability of the Lending segment is largely correlated with origination volume, management relies on origination volume trends to assess the need for external financing to support the Financial Services segment and the expense budgets for unallocated expenses.
Home loan origination volume remained stable from 2018 to 2019, as we temporarily paused our home loan operations in late 2018 to redesign our offering. We relaunched our home loan product in the first quarter of 2019. During the year ended December 31, 2020, home loan origination volume significantly increased due to the full period of origination activity relative to 2019, as well as increased demand for home loan products in 2020 following the Federal Reserve’s actions to reduce interest rates to near-zero benchmark levels amid the COVID-19 pandemic.
Personal loan origination volume decreased from 2018 to 2019 due to steps we took to tighten our underwriting and credit policies and to raise the average coupon rate to increase the durability of our loans throughout the economic cycle. During the year ended December 31, 2020, personal loan origination volume decreased relative to 2019 primarily due to the combination of our efforts to further tighten our underwriting and credit policies to mitigate our credit risk exposure during the economic downturn and lower consumer spending behavior during the COVID-19 pandemic. We believe that the diminished consumer spending during the COVID-19 pandemic decreased the overall demand for debt consolidation loans, which is one of the primary stated purposes for our personal loan originations, despite us lowering the average coupon rate during 2020.
Student loan origination volume remained relatively stable from 2018 to 2019, which we believe was largely attributable to new competition entering the student loan refinance market. However, we believe our long-standing reputation in the marketplace has enabled us to maintain strong student loan origination volumes. Additionally, we launched our in-school student loan product in the third quarter of 2019, which allows members to borrow while they attend school and offers flexible repayment options. Although this product had a modest impact on the full year 2019 student loan origination volume, we continued to see growth in this product during 2020. Demand for our student loan refinancing products decreased during the year ended December 31, 2020 relative to 2019, primarily due to the automatic suspension of principal and interest payments on federally-held student loans through September 30, 2020 as part of the CARES Act and subsequent extensions of certain hardship provisions. Suspension of principal and interest payments was further extended by executive action through September 30, 2021. We believe this suspension and subsequent extensions contribute to decreased overall demand for student loan refinancing.
Loans with a Balance and Average Loan Balance
Loans with a balance refers to the number of loans that have a balance greater than zero dollars as of the reporting date. Loans with a balance allows management to better understand the unit economics of acquiring a loan in relation to the lifetime value of that loan. Average loan balance is defined as the total unpaid principal balance of the loans divided by loans with a balance within the respective loan product category as of the reporting date.
The declines in home loan average balances over the years indicated were driven primarily by a change in strategy in which we moved from underwriting both agency and non-agency loans, inclusive of jumbo loans, which carry a larger maximum loan balance, to strictly underwriting agency loans, which have a lower relative balance size compared to non-agency loans.
The declines in personal loan average balances over the years indicated were driven primarily by credit line adjustments we have made to lower our risk of credit losses. In 2020, these declines were also related to the impact of the COVID-19 pandemic, which caused a decline in consumption demand as well as a reduction in the average size of requested personal loans.
Student loan average balances have remained relatively consistent from 2018 to 2019. The decline in average balance during 2020 was due in part to the growth of in-school student loans, which have a lower average balance.
The following table presents the measure of contribution profit (loss) for the Lending segment for the years indicated. The information is derived from our internal financial reporting used for corporate management purposes. Refer to Note 17 in the Notes to Consolidated Financial Statements included elsewhere in this prospectus for more information regarding Lending segment performance.

	Year Ended December 31,			2020 vs. 2019 % Change	2019 vs. 2018 % Change
($ in thousands)	2020	2019	2018
Net revenue
Net interest income	$199,345	$325,589	$257,344	(39)%	27%
Noninterest income	281,521	108,712	9,404	159%	n/m
Total net revenue	480,866	434,301	266,748	11%	63%
Servicing rights – change in valuation inputs or assumptions(1)	17,459	(8,487)	(1,197)	(306)%	609%
Residual interests classified as debt – change in valuation inputs or assumptions(2)	38,216	17,157	(27,481)	123%	(162)%
Directly attributable expenses(3)	(294,812)	(350,511)	(347,348)	(16)%	1%
Contribution Profit (Loss)	$241,729	$92,460	$(109,278)	161%	(185)%
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(1)Reflects changes in fair value inputs and assumptions, including market servicing costs, conditional prepayment and default rates and discount rates. This non-cash change, which is recorded within noninterest income in the Consolidated Statements of Operations and Comprehensive Income (Loss) is unrealized during the period and, therefore, has no impact on our cash flows from operations. As such, the changes in fair value attributable to assumption changes are adjusted to provide management and financial users with better visibility into the cash flows available to finance our operations.
(2)Reflects changes in fair value inputs and assumptions, including conditional prepayment and default rates and discount rates. When third parties finance our consolidated VIEs through purchasing residual interests, we receive proceeds at the time of the securitization close and, thereafter, pass along contractual cash flows to the residual interest owner. These obligations are measured at fair value on a recurring basis, with fair value changes recorded within noninterest income in the Consolidated Statements of Operations and Comprehensive Income (Loss). The fair value change attributable to assumption changes has no impact on our initial financing proceeds, our future obligations to the residual interest owner (because future residual interest claims are limited to contractual securitization collateral cash flows), or the general operations of our business. As such, this non-cash change in fair value is adjusted to provide management and financial users with better visibility into the cash flows available to finance our operations.
(3)For a disaggregation of the directly attributable expenses allocated to the Lending segment in each of the years presented, refer to the subsections titled “—Directly Attributable Expenses” under the respective year-over-year comparison sections below.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Net interest income
Net interest income in our Lending segment for the year ended December 31, 2020 decreased by $126.2 million, or 39%, compared to the year ended December 31, 2019 due to the following:
Loan interest income decreased by $240.1 million, or 42%, primarily driven by a $218.3 million decrease in personal loan interest income year over year. A significant portion of this decrease was related to a decline in securitization loan interest income of $209.4 million, which was a function of our deconsolidation of three variable interest entities (“VIEs”) during 2020 that were previously consolidated during 2019 (we recognized a loss of $6.1 million during 2020 within noninterest income related to these VIE deconsolidations), and earning interest income from loans in three consolidated VIEs in 2019 that were deconsolidated in the fourth quarter of 2019 (we recognized a loss of $38.7 million within noninterest income related to the fourth quarter 2019 VIE deconsolidations). In all cases, our deconsolidations of previously consolidated VIEs were triggered by a third party purchasing enough residual interest ownership in the VIEs from us such that we owned less than 10% of the VIE residual interest. As we no longer had a significant financial interest in the VIEs, we deconsolidated them, which included the related securitization loans.

Further, we did not consolidate any personal loan VIEs during 2020. In addition, our monthly average non-securitization personal loan balance during 2020 was 5% lower than in 2019, which contributed to an $8.9 million decline in loan interest income year over year. This decline was heavily influenced by the COVID-19 pandemic, which contributed to a year-over-year decline in personal loan origination volume of 31%. Student loan securitization interest income declined by $34.1 million, which was correlated with an increase in prepayments and was also negatively impacted by the COVID-19 pandemic. These declines in interest were offset by an $11.6 million increase in non-securitization student loan interest income, which was consistent with a 33% higher average balance year over year as a result of a longer holding period for loans on the balance sheet and a significant strategic purchase of loans during 2020.
Securitizations interest income increased by $0.9 million, or 4%, which was attributable to an increase in residual investment interest income of $2.9 million and asset-backed bonds of $1.2 million. These increases were offset by a decline in securitization float interest income of $3.2 million, which was largely attributable to declining interest rates during 2020.
Interest expense related to securitizations and warehouses decreased by $112.9 million, or 42%, primarily due to:
•a decline in securitization debt interest expense (exclusive of debt issuance and discount amortization) of $66.7  million, which was correlated with the deconsolidation of VIEs discussed above and the absence of new consolidated VIEs, with the exception of one student loan VIE, which was only briefly consolidated before we transferred the significant portion of our financial interest and subsequently deconsolidated it. Moreover, the majority of our student loan securitization debt is tied to one-month LIBOR, which decreased during 2020;
•a decline in warehouse debt interest expense (exclusive of debt issuance amortization) of $28.9 million, which was related to a decrease in one- and three-month LIBOR during 2020. Interest rate declines were partially offset by a higher average warehouse debt balance outstanding during 2020;
•a decline in residual interests classified as debt interest expense of $17.9 million, which was correlated with a lower balance of residual interests classified as debt during 2020, a significant driver of which was the aforementioned deconsolidation of VIEs during 2020 and 2019; and
•an offsetting increase in debt issuance cost interest expense of $0.6 million, which was associated with an initiative to increase our warehouse borrowing capacity to protect against potential future funding constraints attributable to the COVID-19 pandemic, partially offset by a decrease in securitization debt issuance costs in 2020, which was driven by the deconsolidations discussed above.
Noninterest income
Noninterest income in our Lending segment for the year ended December 31, 2020 increased by $172.8 million, or 159%, compared to the year ended December 31, 2019 due to the following:
Loan origination and sales increased by $72.1 million, or 24%. We experienced an $81.1 million year-over-year increase in home loan originations and sales related income, net of hedges, and related interest rate lock commitments, which was driven by a 182% increase in home loans origination volume and a mix shift toward more FNMA loans during 2020, which sell for a greater loan premium compared to non-agency home loans. Home loan origination fees also increased by $7.9 million year over year in conjunction with the increase in origination volume. Additionally, improved loan credit and underwriting performance of personal and student loans resulted in lower combined write-offs and repurchase expense year over year.
Offsetting these increases was a $16.9 million decline in aggregate personal and student loan origination and sales income, which was attributable to lower origination volumes, partially offset by combined lower write-offs and repurchase expense. Student loan origination volume declined 26% year over year, primarily due to lower demand for our student loan refinancing products as a result of the payment deferral period on federal student loans enacted through the CARES Act in 2020. Personal loan origination volume declined 31% year over year, primarily due to our efforts in 2020 to further tighten our underwriting and credit policies to mitigate our credit risk exposure during the economic downturn combined with lower demand for personal loan financing, which we believe is a result of lower consumer spending behavior during the COVID-19 pandemic.
Securitization income increased by $128.9 million, or 65%, due to a reduction in securitization loan write-offs of $82.5 million, which was related to the deconsolidation of VIEs and stronger securitization loan credit performance during 2020. The decrease in securitization loan write-offs also had the impact of improving our assumed future credit outlook for our securitization loans, which contributed to an aggregate increase of $39.0 million year over year in securitization loan fair market value changes.
These increases were offset by residual debt fair value increases of $16.4 million, which were correlated with underlying securitization performance and residual interest positions representing a greater percentage of securitization claims (which occurs over time as securitization loans are paid off and accordingly securitization debt gets paid off) year over year, of which $21.1 million was related to non-cash unfavorable fair value changes in residual interests classified as debt valuation assumptions and inputs. Further, we experienced an increase in our residual investment earnings of $23.7 million, which was largely due to a $38.7 million loss realized in the fourth quarter of 2019 related to the deconsolidation of three personal loan VIEs compared to losses in 2020 of $8.6 million attributable to a previously consolidated VIE that was both consolidated and deconsolidated in 2020 and $6.1 million attributable to the deconsolidation of three additional VIEs.
Servicing income decreased by $27.9 million, or 329%, and was primarily related to fair value changes in our servicing assets that were largely attributable to an increase in servicing asset prepayment speed assumptions year over year. We experienced an increase in loan prepayments during 2020, which we believe is correlated with the market interest rate declines in 2020 compared to 2019. We expect prepayments to continue to remain at a higher than historical level in the current low interest rate environment that is expected to persist into the next fiscal year.
Directly attributable expenses
The directly attributable expenses allocated to the Lending segment that were used in the determination of the segment's contribution profit (loss) were as follows:

	Year Ended December 31,
($ in thousands)	2020	2019	% Change
Direct advertising	$102,562	$124,479	(18)%
Compensation and benefits	82,592	126,710	(35)%
Loan origination costs	41,733	25,505	64%
Affiliate referrals	24,603	30,255	(19)%
Unused warehouse line fees	14,113	8,073	75%
Occupancy and travel	11,056	16,593	(33)%
Professional services	7,139	8,080	(12)%
Other(1)	11,014	10,816	2%
Directly attributable expenses	$294,812	$350,511	(16)%
__________________
(1)Other expenses primarily include recruiting fees, as well as loan marketing sales and tools and subscriptions costs.
Lending segment directly attributable expenses for the year ended December 31, 2020 decreased by $55.7 million, or 16%, compared to the year ended December 31, 2019 primarily due to:
•a decrease of $44.1 million in allocated employee compensation and related benefits and a decrease of $5.5 million in allocated occupancy and travel expenses primarily driven by less direct time allocated to the Lending segment by the technology and product and operations teams related to an increased emphasis on non-lending initiatives in 2020;

•a decrease of $21.9 million in direct advertising related to an intentional reduction in advertising spend during the COVID-19 pandemic;
•a decrease of $5.7 million in affiliate referral expense related to lower origination volume through our affiliate channels;
•a decrease of $0.9 million in professional services costs;
•an offsetting increase of $16.2 million in loan origination costs driven primarily by volume increases in our home loan product; and
•an offsetting increase of $6.0 million in unused warehouse line fees correlated with an increase in warehouse facility capacity year over year.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Net interest income
Net interest income in our Lending segment for the year ended December 31, 2019 increased by $68.2 million, or 27%, compared to the year ended December 31, 2018 due to the following:
Loan interest income increased by $2.3 million, or less than 1%, primarily driven by an increase in personal loan interest income of $50.4 million, offset by declines in student loan interest income of $45.2 million and home loan interest income of $2.9 million. Interest income varies from period to period based on prevailing weighted average coupon rates that we charge on our loans, origination volume during the period and the amount of time our loans remain on our Consolidated Balance Sheets.
Securitization income from residual investments, bonds and securitization float interest increased year over year by $3.9 million, which was reflective of the additive effect of our 2019 securitization transactions.
Securitization and warehouse related interest expense decreased by $62.1 million, or 19%, primarily due to:
•a decrease in securitization residual debt interest expense of $51.9 million, which was correlated with a lower balance of securitization residual debt;
•a decrease of $24.1 million in warehouse-related interest expense (exclusive of amortized debt issuance costs) as result of a 26% lower average monthly warehouse balance during 2019 compared to 2018, which was in part a result of us utilizing financing cash inflows from our Series H preferred stock issuance during 2019 to fund warehouse financeable loans; and
•an increase of $14.3 million in our consolidated securitization debt interest expense (exclusive of amortized debt issuance costs and discounts), which was largely a function of a 3% higher average monthly balance during 2019 versus 2018.
Noninterest income
Noninterest income in our Lending segment increased by $99.3 million for the year ended December 31, 2019 compared to the year ended December 31, 2018, due to the following:
Loan origination and sales increased by $176.2 million, or 143%, primarily due to higher sales price execution in our securitization and whole loans sales channels year over year.
Securitization income decreased by $84.4 million, or 74%, primarily due to losses from a $103.8 million reduction in downward fair value adjustments on securitization residual debt, net of interest expense adjustments, which was attributable to improved securitization performance year over year, as well as a $39.2 million loss related to our transfer of loans held in previously consolidated securitization VIEs. Our deconsolidations of previously consolidated VIEs were triggered by a third party purchasing enough residual interest ownership in the VIEs from us such that we owned less than 10% of the VIE residual interest. As we no longer had a significant financial interest in the VIEs, we deconsolidated them, which included the related securitization loans. The decrease in income was also attributable to a $19.6 million increase in securitization loan charge-offs, which was mostly driven by carrying a higher balance of consolidated collateral in 2019 related to two consolidated securitizations added in late 2018 in addition to three securitizations consolidated in early 2019 that were deconsolidated in the fourth quarter of 2019. These reductions in income were partially offset by less downward fair value adjustments year over year on our securitization loan collateral of $69.1 million.
Servicing income increased by $7.3 million, or 609%, primarily due to a $9.9 million increase in servicing fees earned on higher servicing portfolio unpaid principal balances among our home loan, personal loan and student loan products. This increase was partially offset by a decline in our servicing assets year-over-year of $2.6 million due to servicing portfolio run-off and fair value adjustments.
An additional $0.2 million increase in noninterest income was attributable to an increase in earnings related to a residential mortgage origination joint venture.
Directly attributable expenses
The directly attributable expenses allocated to the Lending segment that were used in the determination of the segment's contribution profit (loss) were as follows:

	Year Ended December 31,
($ in thousands)	2019	2018	% Change
Direct advertising	$124,479	$123,919	—%
Compensation and benefits	126,710	141,107	(10)%
Loan origination costs	25,505	22,237	15%
Affiliate referrals	30,255	31,764	(5)%
Unused warehouse line fees	8,073	3,137	157%
Occupancy and travel	16,593	16,510	1%
Professional services	8,080	2,818	187%
Other(1)	10,816	5,856	85%
Directly attributable expenses	$350,511	$347,348	1%
__________________
(1)Other expenses primarily include recruiting fees, as well as loan marketing sales and tools and subscriptions costs.
Lending segment directly attributable expenses increased by $3.2 million, or 1%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily due to:
•an increase of $5.3 million in professional services costs primarily associated with an increased use of third-party consultants for our operations and technology teams;
•an increase of $4.9 million in unused warehouse line fees related to an increase in unused debt warehouse facility capacity;
•an increase of $3.3 million in loan origination costs, which was a function of increases in home and personal loan origination costs, partially offset by a decline in student loan origination costs;
•an increase of $5.0 million in other expenses primarily related to tools and subscriptions costs; and
•an offsetting decrease of $14.4 million in allocated employee compensation and related benefits primarily driven by less direct time allocated to the Lending segment by the technology and product and operations teams in 2019 compared to 2018, as they instead spent a greater proportion of time dedicated to the Financial Services segment to support its growth.

Financial Services Segment

	Year Ended December 31,			2020 vs. 2019 % Change	2019 vs. 2018 % Change
($ in thousands)	2020	2019	2018
Net revenue
Net interest income	$484	$614	$30	(21)%	n/m
Noninterest income	11,386	3,318	844	243%	293%
Total net revenue	11,870	3,932	874	202%	350%
Directly attributable expenses(1)	(143,280)	(122,732)	(20,117)	17%	510%
Contribution loss	$(131,410)	$(118,800)	$(19,243)	11%	517%
__________________
(1)For a disaggregation of the directly attributable expenses allocated to the Financial Services segment in each of the years presented, refer to the subsections titled "—Directly Attributable Expenses" under the respective year-over-year comparison sections below.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Net interest income
Net interest income in our Financial Services segment for the year ended December 31, 2020 decreased by $0.1 million, or 21%, compared to the year ended December 31, 2019 due to interest rate decreases during 2020, which resulted in lower net interest income earned on our SoFi Money account balances.
Noninterest income
Noninterest income in our Financial Services segment for the year ended December 31, 2020 increased by $8.1 million, or 243%, compared to the year ended December 31, 2019, which was primarily due to a $2.2 million increase in affiliate referral fees, a $3.4 million increase in brokerage-related fees, and a $1.8 million increase in payment network fees. The brokerage fees and payment network fees earned during 2020 were collectively bolstered by our acquisition of 8 Limited and increased member activity in both the SoFi Invest and SoFi Money products. The referral fee increase was primarily attributable to our material affiliate revenue relationships launched during the third quarter of 2019; therefore, 2019 is not fully comparable to 2020.
Directly attributable expenses
The directly attributable expenses allocated to the Financial Services segment that were used in the determination of the segment's contribution profit (loss) were as follows:

	Year Ended December 31,
($ in thousands)	2020	2019	% Change
Compensation and benefits	$81,354	$52,977	54%
Product fulfillment	10,459	11,554	(9)%
Member incentives	9,100	8,894	2%
Occupancy and travel	8,441	7,819	8%
Direct advertising	8,083	23,038	(65)%
Professional services	5,853	10,290	(43)%
Other(1)	19,990	8,160	145%
Directly attributable expenses	$143,280	$122,732	17%
__________________
(1)Other expenses primarily include tools and subscriptions, SoFi Money and SoFi Invest account write offs and marketing expenses.

Financial Services directly attributable expenses for the year ended December 31, 2020 increased by $20.5 million, or 17%, compared to the year ended December 31, 2019 primarily due to the following:
•increases in employee compensation and related benefits of $28.4 million and in occupancy and travel of $0.6 million, which dovetailed with the continued infrastructure, technology and support investments we made in our SoFi Money and SoFi Invest products during 2020;
•an increase of $11.8 million in other expenses primarily related to write offs of SoFi Money accounts, tools and subscription costs and marketing;
•an increase of $0.2 million related to direct member incentives;
•an offsetting decrease of $15.0 million in direct advertising costs, such as social media and search engine advertising costs, which was primarily related to a strategic decision to spend less on marketing during the early stages of the COVID-19 pandemic;
•an offsetting decrease of $4.4 million in professional services costs as a result of nonrecurring costs incurred in 2019 to support the launch of the SoFi Money and SoFi Invest products; and
•an offsetting decrease of $1.1 million in product fulfillment costs related to SoFi Invest and SoFi Money, which included such activities as operating our cash management sweep program, brokerage expenses and debit card fulfillment services. The net decrease in 2020 is primarily attributable to nonrecurring expenses incurred in 2019 due to the launch of the SoFi Money product, which was partially offset by increased fulfillment costs in 2020 driven by the growth of the SoFi Money and SoFi Invest products.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Net interest income
Net interest income in our Financial Services segment increased by $0.6 million for the year ended December 31, 2019 compared to the year ended December 31, 2018, which was entirely attributable to net interest income earned on our SoFi Money account balances. As we officially launched the SoFi Money product in early 2019, we had nearly a full year of net interest income in 2019 compared to limited product testing for a partial period in 2018.
Noninterest income
Noninterest income in our Financial Services segment increased by $2.5 million, or 293%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, which was primarily due to an increase in affiliate referral fees of $3.0 million and to an increase in payment network fees associated with SoFi Money of $0.6 million. These increases in noninterest income were partially offset by a loss of $1.2 million related to derivative contracts utilized to hedge the market risk associated with non-securitization exchange-traded fund investments during the year ended December 31, 2019. There was no gain or loss related to non-securitization hedging activities for the year ended December 31, 2018.

Directly attributable expenses
The directly attributable expenses allocated to the Financial Services segment that were used in the determination of the segment’s contribution profit (loss) were as follows:

	Year Ended December 31,
($ in thousands)	2019	2018	% Change
Compensation and benefits	$52,977	$11,001	382%
Product fulfillment	11,554	895	n/m
Member incentives	8,894	965	822%
Occupancy and travel	7,819	1,637	378%
Direct advertising	23,038	1,379	n/m
Professional services	10,290	1,669	517%
Other(1)	8,160	2,571	217%
Directly attributable expenses	$122,732	$20,117	510%
__________________
(1)Other expenses primarily include tools and subscriptions, SoFi Money and SoFi Invest account write offs, recruiting and marketing expenses.
Directly attributable expenses in our Financial Services segment increased by $102.6 million, or 510%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily due to the timing of our official launch of SoFi Money in early 2019 compared to limited product testing for a partial year in 2018. The primary impacts on directly attributable expenses were as follows:
•increases of $42.0 million in compensation and benefits related costs and $6.2 million in occupancy and travel expenses resulting from the combination of increased headcount, as we expanded our technology and product team, and increased time spent on the Financial Services segment by the technology and product and operations teams in 2019 compared to 2018;
•an increase of $21.7 million in direct advertising costs to increase awareness of our Financial Services segment products, such as social media and search engine marketing costs;
•an increase of $10.7 million in product fulfillment costs, related to SoFi Invest and SoFi Money, including but not limited to items such as running our cash management sweep program, brokerage fees and debit card fulfillment;
•an increase of $7.9 million related to direct member incentives;
•an increase of $8.6 million in professional services, primarily related to third party consulting for our SoFi Money product; and
•an increase of $5.6 million in other expenses primarily related to write offs of SoFi Money accounts and recruiting costs.
Technology Platform Segment
In the table below, we present a metric that is exclusive to the Galileo portion of our Technology Platform segment:

	December 31,			2020 vs. 2019 % Change	2019 vs. 2018 % Change
	2020	2019	2018
Total accounts	59,359,843	—	—	n/m	n/m

In our Technology Platform segment, total accounts refers to the number of open accounts at Galileo as of the reporting date, excluding SoFi accounts, as such accounts are eliminated in consolidation. The reporting period reflects the period from May 14, 2020, the date we acquired Galileo, through December 31, 2020. As such, no information is reported prior to our acquisition of Galileo. Total accounts is a primary indicator of the amount of accounts that are dependent upon Galileo’s technology platform to use virtual card products, virtual wallets, make peer-to-peer and bank-to-bank transfers, receive early paychecks, separate savings from spending balances and rely upon real-time authorizations, all of which result in technology platform fees for the Technology Platform segment.
The following table presents the measure of contribution profit for the Technology Platform segment for the years indicated. The information is derived from our internal financial reporting used for corporate management purposes. Refer to Note 17 in the Notes to Consolidated Financial Statements included elsewhere in this prospectus for further details regarding Technology Platform segment performance.

	Year Ended December 31,
($ in thousands)	2020	2019	2018
Net revenue
Net interest income (loss)	$(107)	$—	$—
Noninterest income	95,737	795	117
Total net revenue	95,630	795	117
Directly attributable expenses(1)	(42,427)	—	—
Contribution Profit	$53,203	$795	$117
__________________
(1)For a disaggregation of the directly attributable expenses allocated to the Technology Platform segment in the year ended December 31, 2020, refer to the subsection titled “—Directly Attributable Expenses” below.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Total net revenue of $95.6 million during the year ended December 31, 2020 was primarily related to our acquisition of Galileo in May 2020, which earns revenues from contracts with customers in accordance with ASC 606. The Technology Platform total net revenue primarily consisted of Technology Platform fees at Galileo. During the year ended December 31, 2019, total net revenue was comprised of our investment in Apex, from which we earned income under the equity method of accounting. Total net revenue contributed by Apex equity method income increased by $3.6 million year over year, and represented $4.4 million of the total net revenue balance for 2020. Our Apex equity method income during 2020 included an impairment charge of $4.3 million that resulted from measuring the carrying value of the investment as of December 31, 2020 equal to the payment we received in January 2021 upon the seller of our equity interest exercising its call rights on our investment in Apex.
The directly attributable expenses allocated to the Technology Platform segment that were used in the determination of the segment's contribution profit for the year ended December 31, 2020 were related to the operations of Galileo and consisted of the following. There were no directly attributable expenses allocated to the Technology Platform segment during the year ended December 31, 2019.
•$19.2 million in employee compensation and related benefits expenses;
•$12.9 million in technology platform fulfillment costs;
•$4.2 million in tools and subscription costs;
•$1.9 million in occupancy and travel expenses; and
•$4.2 million of other expenses, primarily related to professional services and marketing expenses.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Total net revenue increased by $0.7 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase in total net revenue was driven by Apex equity method income of $0.8 million in 2019 compared to $0.1 million in 2018, which is reflected as noninterest income, as a result of our investment in Apex in December 2018. There were no directly attributable expenses to this reportable segment for the years presented.
Reconciliation of Directly Attributable Expenses
The following table reconciles directly attributable expenses allocated to our reportable segments to total noninterest expense in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the years indicated:

	Year Ended December 31,
	2020	2019	2018
Reportable segments directly attributable expenses	$(480,519)	$(473,243)	$(367,465)
Expenses not allocated to segments:
Share-based compensation expense	(99,870)	(60,936)	(42,936)
Depreciation and amortization expense	(69,832)	(15,955)	(10,912)
Employee-related costs(1)	(114,599)	(53,080)	(46,724)
Other corporate and unallocated expenses(2)	(129,233)	(79,044)	(54,719)
Total noninterest expense	$(894,053)	$(682,258)	$(522,756)
__________________
(1)Includes compensation, benefits, recruiting, certain occupancy-related costs and various travel costs of executive management, certain technology groups and general and administrative functions that are not directly attributable to the reportable segments.
(2)Includes corporate overhead costs that are not allocated to reportable segments, such as tools and subscription costs, corporate marketing costs and professional services costs.
Liquidity and Capital Resources
We require substantial liquidity to fund our current operating requirements, which primarily include loan originations and the losses generated by our Financial Services segment. We expect these requirements to increase as we pursue our strategic growth goals. Historically, our Lending cash flow variability has related to loan origination volume, our available funding sources and utilization of our warehouse facilities. Additional sources of variability have related to our acquisitions of Galileo and 8 Limited, and our investment in Apex, which was called by the seller in January 2021 for $107.5 million. Moreover, given our continued growth initiatives, we have seen variability in financing cash flows due to the timing and extent of common stock and redeemable preferred stock raises, redemptions and additional uses of debt. During February 2021, we paid off the seller note issued in 2020 in connection with our acquisition of Galileo, inclusive of all outstanding interest payable, for a total payment of $269.9 million. Remaining operating cash flow variability is largely related to our investments in our business, such as technology and product investments and sales and marketing initiatives, as well as our operating lease facilities. Our capital expenditures have historically been immaterial relative to our operating and financing cash flows, and we expect this trend to continue for the foreseeable future.
To continue to achieve our liquidity objectives, we analyze and monitor liquidity needs and strive to maintain excess liquidity and access to diverse funding sources. We define our liquidity risk as the risk that we will not be able to:
•Originate loans at our current pace, or at all;
•Sell our loans at favorable prices, or at all;
•Meet our contractual obligations as they become due;

•Increase or extend the maturity of our revolving credit facility capacity;
•Fund continued operating losses in our business, especially if such operating losses continue at the current level for an extended period of time; or
•Make future investments in the necessary technological and operating infrastructure to support our business.
During the three months ended March 31, 2021 and 2020, we generated positive cash flows from operations. The primary driver of operating cash flows relates to our Lending segment, particularly origination volume, the holding period of our loans, loan sale execution and, to a lesser extent, the timing of loan repayments. We either fund our loan originations entirely using our own capital, through proceeds from securitization transactions, or receive an advance rate from our various warehouse facilities to finance the majority of the loan amount. Our cash flows from operations were also impacted by material net losses in both the 2021 and 2020 periods. The net losses were primarily driven by our technology and product investments and sales and marketing initiatives, which benefit our Lending and Financial Services segments, the latter of which historically has not generated material net revenues. Our practice of not charging account or trading fees on the majority of our products within the Financial Services segment could result in sustained negative cash flows generated from the Financial Services segment in the short and long term. If our current net losses continue for the foreseeable future, we may need to raise additional capital in the form of equity or debt, which may not be at favorable terms when compared to previous financing transactions.
During the years ended December 31, 2020 and 2019, we generated negative cash flows from operations, while we generated positive cash flows from operations during the year ended December 31, 2018. The primary driver of operating cash flows relates to our Lending segment, particularly origination volume, the holding period of our loans, loan sale execution and, to a lesser extent, the timing of loan repayments. We either fund our loan originations entirely using our own capital, through proceeds from securitization transactions, or receive an advance rate from our various warehouse facilities to finance the majority of the loan amount. Our recent history of negative cash flows from operations is also attributable to material net losses in 2019 and 2020. The net losses were primarily driven by our technology and product investments and sales and marketing initiatives, which benefit our Lending and Financial Services segments, the latter of which historically has not generated material net revenues. When in a negative net cash flow position, we have historically financed our investments in loans primarily through redeemable preferred stock issuances, as well as had a significant common stock issuance in the fourth quarter of 2020.
Historically, we utilized our additional revolving credit facility capacity, term loan financing or additional equity proceeds to fund the portion of our current net loss unrelated to our loan origination activities. Our revolving credit facility had remaining capacity of $74.0 million, $74.0 million and $399.0 million as of March 31, 2021, December 31, 2020 and December 31, 2019, respectively, of which $6.0 million as of each balance sheet date was not available for general borrowing purposes because it was utilized to secure the uncollateralized portion of certain letters of credit issued to secure certain of our operating lease obligations. As of March 31, 2021, December 31, 2020 and December 31, 2019, the remaining $3.3 million, $3.3 million and $3.4 million, respectively, of the $9.3 million, $9.3 million and $9.4 million letters of credit outstanding, respectively, was collateralized by cash deposits with the banking institution, which were presented within restricted cash and cash equivalents in the Consolidated Balance Sheets.
Our warehouse facility and securitization debt is secured by a continuing lien on, and security interest in, the loans financed by the proceeds. The notes assumed in our acquisition of Galileo during the second quarter of 2020 are secured by the value of certain equipment. Our revolving credit facility and seller note, the latter of which we paid back in full in February 2021, are unsecured. We have various affirmative and negative financial covenants, as well as non-financial covenants, related to our warehouse debt and revolving credit facility, as well as our redeemable preferred stock. We were in compliance with all covenants as of March 31, 2021 and December 31, 2020.

Our operating lease obligations consist of our leases of real property from third parties under non-cancellable operating lease agreements, which primarily include the leases of office space, as well as our rights to certain suites and event space within SoFi Stadium, which commenced in the third quarter of 2020 and the latter of which we apply the short-term lease exemption practical expedient and do not capitalize the lease obligation. Our finance lease obligations consist of our rights to certain physical signage within SoFi Stadium, which commenced in the third quarter of 2020. Additionally, our securitization transactions require us to maintain a continuing financial interest in the form of securitization investments when we deconsolidate the special-purpose entity (“SPE”) or in consolidation of the SPE when we have a significant financial interest. In either instance, the continuing financial interest requires us to maintain capital in the SPE that would otherwise be available to us if we had sold loans through a different channel.
We are currently dependent on the success of our Lending segment. Our ability to access whole loan buyers and to sell our loans on favorable terms, maintain adequate warehouse capacity at favorable terms and limit our continuing financial interest in securitization-related transfers is critical to our growth strategy and our ability to have adequate liquidity to fund our balance sheet. As it relates to securitization-related transfers, there is no guarantee that we will be able to find purchasers of securitization residual interests or that we will be able to execute loan transfers at favorable price points. Therefore, we may hold securitization interests for longer than planned or be forced to liquidate at suboptimal prices. Securitization transfers are also negatively impacted during recessionary periods, wherein investors may be more risk averse.
Further, future uncertainties around the demand for our personal loans and around the student loan refinance market in general should be considered when assessing our future liquidity and solvency prospects. Through the CARES Act, which was passed in March 2020 in response to the COVID-19 pandemic and subsequently extended, principal and interest payments on federally-held student loans have been suspended through September 30, 2021, which in turn has lowered and will likely continue to lower the propensity for borrowers to refinance into SoFi student loans during the suspension period. To the extent that further extensions or additional measures, such as student loan forgiveness, are implemented, it may negatively impact our future student loan origination volume. In addition, in the past we have altered our credit strategy to defend against adverse credit consequences during recessionary periods, as we did following the outbreak of COVID-19. In the future, our loan origination volume and our resulting loan balances, and any positive cash flows thereof, could be lower based on strategic decisions to tighten our credit standards. See “— Key Factors Affecting Operating Results — Industry Trends and General Economic Conditions” and “— Business Overview — COVID-19 Pandemic” for discussions of the impact of certain measures taken in response to the COVID-19 pandemic on our loan origination volumes and uncertainties that exist with respect to future operations in light of the pandemic.
Our commitments requiring the use of capital in future periods consist primarily of warehouse facility borrowings, which carry variable interest rates, operating lease obligations and commitments arising out of our agreement for the naming and sponsorship rights to SoFi Stadium, consisting of both lease and non-lease components. The non-lease components of the agreement pertain primarily to sponsorship and advertising opportunities related to the stadium itself, as well as the surrounding performance venue and planned retail district. See Note 8 and Note 14 to the Notes to Unaudited Condensed Consolidated Financial Statements and Note 9 and Note 15 to the Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional information on our warehouse debt and our lease obligations, respectively. Also, see Note 14 to the Notes to Unaudited Condensed Consolidated Financial Statements for additional information on our SoFi Stadium arrangement, including a contingent matter associated with SoFi Stadium payments. As it relates to our securitization debt, the maturity of the notes issued by the various trusts occurs upon either the maturity of the loan collateral or full payment of the loan collateral held in the trusts, the timing of which cannot be reasonably estimated. Our own liquidity resources are not required to make any contractual payments on these borrowings, except in limited instances associated with our guarantee arrangements, as discussed below.
We have a three-year obligation to FNMA on loans that we sell to FNMA, to repurchase any originated loans that do not meet FNMA guidelines, and we are required to pay the full initial purchase price back to FNMA. In addition, we make standard representations and warranties related to other student, personal and non-FNMA home loan transfers, as well as limited credit-related repurchase guarantees on certain such transfers. If realized, any of the repurchases would require the use of cash. See “— Off-Balance Sheet Arrangements”, as well as Note 1 and Note 14 to the Notes to Unaudited Condensed Consolidated Financial Statements and Note 1 and Note 15 to the Notes to Consolidated Financial Statements included elsewhere in this prospectus for further information on our guarantee obligations. We believe we have adequate liquidity to meet these obligations.
Our long-term liquidity strategy includes maintaining adequate revolving credit facility capacity and seeking additional sources of financing. Although our goal is to increase our cash flow from operations, there can be no assurance that our future operating plans will lead to improved operating cash flows.
We had unrestricted cash and cash equivalents of $351.3 million, $872.6 million and $499.5 million as of March 31, 2021, December 31, 2020 and December 31, 2019, respectively. We believe our existing cash and cash equivalents balance, available capacity under our revolving credit facility (and expected extensions or replacements of the facility), together with additional warehouses or other financing we expect to be able to obtain at reasonable terms and cash proceeds received from the Business Combination, will be sufficient to cover net losses, meet our existing working capital and capital expenditure needs, as well as our planned growth for at least the next 12 months. Our non-securitization loans also represent a key source of liquidity for us, and should be considered in assessing our overall liquidity. We also have relationships with whole loan buyers who we believe we will be able to continue to rely on to generate near-term liquidity. Securitization markets can also generate additional liquidity, albeit to a lesser extent, as it involves accessing a much less liquid securitization residual investment market, and in certain cases we are required to maintain a minimum investment due to securitization risk retention rules.
We intend to use a portion of the net cash proceeds from the Business Combination for payment of certain transaction expenses. The remaining funds after the payment of transaction expenses are intended to be used for the repurchase of certain common stock from a shareholder for $150.0 million and a special payment to Series 1 preferred stockholders, which is expected to be $21.2 million in accordance with the Merger Agreement. The remaining net cash proceeds will be retained by the Company to help fund future strategic and capital needs, including repayment of loan warehouse facility debt.
Contractual Obligations
The following table summarizes our contractual obligations as of December 31, 2020:

	Payments Due by Period
($ in thousands)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Warehouse debt(1)	$2,827,399	$654,284	$1,537,540	$251,155	$384,420
Revolving credit facility(2)	501,231	5,559	495,672	—	—
Seller note(3)	269,864	269,864	—	—	—
Other financing	4,375	2,421	1,954	—	—
Operating lease obligations	173,428	19,168	39,230	37,127	77,903
Finance lease obligations	20,046	1,004	1,923	2,006	15,113
LA Stadium Complex Naming Rights(4)	562,431	22,086	45,876	49,878	444,591
Total contractual obligations(5)	$4,358,774	$974,386	$2,122,195	$340,166	$922,027
__________________
(1)Our warehouse debt carries variable interest rates, as further outlined in Note 9 to the Notes to Consolidated Financial Statements included elsewhere in this prospectus. As such, only principal commitments are included herein.
(2)Includes principal balance and variable interest on our revolving credit facility. The estimated interest payments assume that our borrowings under the revolving credit facility (i) remain unchanged, (ii) are held to maturity, and (iii) incur interest at the rate for standard withdrawals in effect as of December 31, 2020 through its maturity. See Note 9 to the Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional information on our revolving credit facility.
(3)We issued a seller note in connection with the acquisition of Galileo in 2020 with an aggregate principal amount of $250.0 million and a scheduled balloon maturity of May 14, 2021 that incurred interest at a rate of 10.0%. See Note 2 to the Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional information. In February 2021, we paid off the outstanding principal and accrued interest on the seller note for the amount presented herein.
(4)During the year ended December 31, 2020, we completed our evaluation of the lease and non-lease components of the LA Stadium Complex Naming Rights that commenced during the period. The contractual obligations associated with the operating lease and finance lease components of the arrangement are reported in the corresponding lines and are, therefore, excluded from amounts reported in this line.

As of December 31, 2020, all payments associated with the planned retail district, which is currently expected to commence no earlier than 2022, are attributed to non-lease components. We do not expect the agreement to contain a material lease component, although the evaluation remains ongoing. This had no impact on the estimated contractual obligations in total. See Note 15 to the Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional information on our leases and on a contingent matter associated with SoFi Stadium payments.
(5)Contractual obligations exclude residual interests classified as debt that result from transfers of assets that are accounted for as secured financings. Similarly, contractual obligations exclude securitization debt, as the maturity of the notes issued by the various trusts occurs upon either the maturity of the loan collateral or full payment of the loan collateral held in the trusts, the timing of which cannot be reasonably estimated. Additionally, our own liquidity resources are not required to make any contractual payments on these borrowings, except in limited instances associated with our guarantee arrangements. Our maturity date represents the legal maturity of the last class of maturing notes. See Note 15 to the Notes to Consolidated Financial Statements included elsewhere in this prospectus for further discussion of our guarantees. Finally, contractual obligations exclude the impact of uncertain tax positions, as we are not able to reasonably estimate the timing of such future cash flows. See Note 13 to the Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional information on income taxes and unrecognized tax benefits.
Cash Flow and Liquidity Analysis
The following table provides a summary of cash flow data:

	Three Months Ended March 31,		Year Ended December 31,
($ in thousands)	2021	2020	2020	2019	2018
Net cash provided by (used in) operating activities	$340,051	$272,799	$(479,336)	$(54,733)	$1,023,277
Net cash provided by (used in) investing activities	180,947	65,339	258,949	114,868	(12,251)
Net cash provided by (used in) financing activities	(1,145,779)	81,902	853,754	93,077	(954,793)
Cash Flows from Operating Activities
For the three months ended March 31, 2021, net cash provided by operating activities was $340.1 million, which stemmed from a net loss of $177.6 million that was positively adjusted for non-cash items of $164.8 million, and a favorable change in our operating assets net of operating liabilities of $352.8 million. The change in operating assets net of operating liabilities was primarily a result of our loan origination and sales activities. We originated loans of $2.6 billion during the period and also purchased loans of $1.2 million. These cash uses were offset by principal payments from members of $0.5 billion and proceeds from loan sales of $2.4 billion.
For the three months ended March 31, 2020, net cash provided by operating activities was $272.8 million, which stemmed from a net loss of $106.4 million that was positively adjusted for non-cash items of $58.9 million, and a favorable change in operating assets net of operating liabilities of $320.2 million. The change in operating assets net of operating liabilities was primarily a result of our loan origination and sales activities. We originated loans of $3.4 billion during the period and also purchased certain loans of $35.2 million, the majority of which were related to securitization clean-up calls. These cash uses were offset by principal payments from members of $0.5 billion and proceeds from loan sales of $3.2 billion.
For the year ended December 31, 2020, net cash used in operating activities was $479.3 million, which stemmed from a net loss of $224.1 million that was positively adjusted for non-cash items of $142.0 million, and an unfavorable change in our operating assets net of operating liabilities of $397.3 million. The change in operating assets net of operating liabilities was primarily a result of our loan origination and sales activities. We originated loans of $9.7 billion during the year and also purchased loans of $690.2 million, of which $606.3 million related to strategic loan purchases we made during the year, wherein we believe we can earn net interest income prior to selling the loan for a future gain. These cash uses were offset by principal payments from members of $1.9 billion and proceeds from loan sales of $8.0 billion.
For the year ended December 31, 2019, net cash used in operating activities was $54.7 million, which stemmed from a net loss of $239.7 million that was positively adjusted for non-cash items of $114.9 million, and a favorable change in operating assets net of operating liabilities of $70.0 million. The change in operating assets net of operating liabilities was primarily a result of our loan origination and sales activities. We originated loans of

$11.2 billion during the period and also purchased certain loans of $47.3 million, the majority of which were related to securitization clean-up calls. Furthermore, we also purchased loans of $331.6 million to provide additional loan collateral for securitizations that we sponsored during 2019. These cash uses were offset by principal payments from members of $2.5 billion and proceeds from loan sales of $9.1 billion.
For the year ended December 31, 2018, net cash provided by operating activities was $1.0 billion, which stemmed from a net loss of $252.4 million that was more than offset by combined positive adjustments for non-cash items of $47.5 million and a favorable change in operating assets net of operating liabilities of $1.2 billion. The change in operating assets net of operating liabilities was primarily a result of our loan origination and sales activities. We originated loans of $11.7 billion during the period and also purchased certain loans of $10.3 million. Furthermore, we also purchased loans of $260.4 million to provide additional loan collateral for securitizations that we sponsored during 2018. These cash uses were offset by principal payments from members of $2.4 billion and proceeds from loan sales of $10.7 billion.
Cash Flows from Investing Activities
For the three months ended March 31, 2021, net cash provided by investing activities was $180.9 million, which was primarily attributable to proceeds of $107.5 million from the call on our equity method investment in Apex and proceeds of $64.2 million from our securitization investments. Additionally, Apex repaid its outstanding principal balance of $16.7 million. Lastly, we used $7.4 million for purchases of property, equipment and software.
For the three months ended March 31, 2020, net cash provided by investing activities was $65.3 million, which was primarily attributable to proceeds from our securitization investments of $71.0 million, partially offset by $5.5 million for purchases of property, equipment and software.
For the year ended December 31, 2020, net cash provided by investing activities was $258.9 million, which was primarily attributable to proceeds from our securitization investments of $322.7 million, partially offset by our acquisition activities during the year, which resulted in a net use of cash of $32.4 million. Moreover, we extended additional financing to Apex during the year, which required a use of cash of $7.6 million. Lastly, we used $24.5 million for purchases of property, equipment and software.
For the year ended December 31, 2019, net cash provided by investing activities was $114.9 million, primarily resulting from $165.1 million in proceeds from our securitization investments, partially offset by $37.6 million in purchases of property, equipment and software. In 2019, we made significant leasehold improvement capital expenditures at our corporate headquarters in San Francisco, California. Lastly, we made our first loan to Apex during 2019, which required a use of cash of $9.1 million.
For the year ended December 31, 2018, net cash used in investing activities was $12.3 million, resulting from $100.4 million of cash outflows related to our initial investment in Apex and $13.7 million in purchases of property, equipment and software, partially offset by proceeds of $101.9 million from receipts from securitization investments.
Cash Flows from Financing Activities
For the three months ended March 31, 2021, net cash used in financing activities was $1.1 billion. We received $1.9 billion of proceeds from debt financing activities related to our lending activities. These debt proceeds were more than offset by $2.9 billion of debt repayments, of which $2.5 billion were related to our warehouse facilities. Our payments of debt issuance costs were in the normal course of business and reflective of our recurring debt warehouse facility activity, which involves securing new warehouse facilities and extending existing warehouse facilities. We also paid taxes related to restricted stock unit (“RSU”) vesting of $26.0 million. Finally, we paid $132.9 million to repurchase redeemable preferred stock and $0.5 million to repurchase common stock during the period.
For the three months ended March 31, 2020, net cash provided by financing activities was $81.9 million. We received $3.2 billion of proceeds from debt financing activities, which were primarily attributable to our lending activities. These debt proceeds were partially offset by $3.1 billion of debt repayments, of which $2.8 billion were related to our warehouse facilities. Our payments of debt issuance costs were in the normal course of business. We also paid taxes related to RSU vesting of $4.6 million.
For the year ended December 31, 2020, net cash provided by financing activities was $853.8 million. We received $10.2 billion of proceeds from debt financing activities, which were primarily attributable to our lending activities and included a $325.0 million draw on our revolving credit facility during the year. These debt proceeds were partially offset by $9.7 billion of debt repayments, $8.6 billion of which were related to our warehouse facilities. Our payments of debt issuance costs were in the normal course of business and reflective of our recurring debt warehouse facility activity, which involves securing new warehouse facilities and extending existing warehouse facilities. We also generated cash of $369.8 million from a common stock issuance in the fourth quarter of 2020. We paid Series 1 redeemable preferred stock dividends of $40.5 million and taxes related to restricted stock unit (“RSU”) vesting of $31.3 million. These uses were offset by principal repayments of $43.5 million related to our stockholder note receivable, which was fully paid off as of December 31, 2020.
For the year ended December 31, 2019, net cash provided by financing activities was $93.1 million. Our financing activities were primarily driven by proceeds from debt issuances of $12.5 billion, partially offset by principal payments on debt of $12.8 billion. In addition, we generated cash from preferred stock issuances of $573.8 million, gross of issuance costs of $2.4 million. The debt issuance and payment activity was related to our revolving credit facility, warehouse financing facilities, residual interests classified as debt and securitization debt. In May 2019, we issued 13,967,169 shares of Series H and 3,234,000 shares of Series 1 redeemable preferred stock for combined net proceeds of $536.6 million. In October 2019, we issued an additional 2,257,365 shares of Series H preferred stock for proceeds of $34.8 million. In 2019, we paid $23.9 million in dividends on the Series 1 redeemable preferred stock. Additionally, we issued a note receivable to a stockholder, which resulted in a net cash outflow of $43.5 million. Finally, taxes paid in connection with RSU vesting of $21.4 million were reflective of our increasing use of RSUs as a compensation mechanism to attract and retain talent.
For the year ended December 31, 2018, net cash used in financing activities was $954.8 million, primarily resulting from principal payments on debt of $14.6 billion, partially offset by proceeds from debt issuances of $13.7 billion. Furthermore, we paid debt issuance costs of $22.7 million during 2018 in conjunction with our borrowing activities.
Borrowings
Our borrowings primarily include our loan and risk retention warehouse facilities, asset-backed securitization debt and revolving credit facility. During the year ended December 31, 2020, our borrowings also consisted of a seller note issued in connection with the acquisition of Galileo, which is further discussed in “Liquidity and Capital Resources — Contractual Obligations”, as well as in Note 2 to the Notes to Consolidated Financial Statements included elsewhere in this prospectus. A detailed description of each of our borrowing arrangements is included in Note 8 to the Notes to Unaudited Condensed Consolidated Financial Statements and Note 9 to the Notes to Consolidated Financial Statements included elsewhere in this prospectus.
The amount of financing actually advanced on each individual loan under our loan warehouse facilities, as determined by agreed-upon advance rates, may be less than the stated advance rate depending, in part, on changes in underlying loan characteristics of the loans securing the financings. Each of our loan warehouse facilities allows the lender providing the funds to evaluate the market value of the loans that are serving as collateral for the borrowings or advances being made. As it relates to home loan warehouse facilities and risk retention warehouse facilities, if the lender determines that the value of the collateral has decreased, the lender can require us to provide additional collateral or reduce the amount outstanding with respect to those loans (e.g., initiate a margin call). Our inability or unwillingness to satisfy the request could result in the termination of the facilities and possible default under our other loan funding facilities. In addition, a large unanticipated margin call could have a material adverse effect on our liquidity.
The amount owed and outstanding on our loan warehouse facilities fluctuates significantly based on our origination volume, sales volume, the amount of time it takes us to sell our loans, and the amount of loans being self-funded with cash. We may, from time to time, use surplus cash to self-fund a portion of our loan originations and risk retention in the case of securitization transfers.
Our debt warehouse facilities and revolving credit facility also generally require us to comply with certain operating and financial covenants and the availability of funds under these lending arrangements is subject to, among other conditions, our continued compliance with these covenants. These financial covenants include, but are not limited to, maintaining: (i) a certain minimum tangible net worth, (ii) minimum cash and cash equivalents, and (iii) a maximum leverage ratio of total debt to tangible net worth. A breach of these covenants can result in an event of default under these facilities and allows the lenders to pursue certain remedies. Our subsidiaries are restricted in the amount that can be distributed to SoFi only to the extent that such distributions would cause the financial covenants to not be met.
In addition, pursuant to our Series 1 redeemable preferred stock agreement, we are subject to the following financial covenants:
•Tangible net worth to total debt ratio, which excludes our warehouse, risk retention and securitization related debt;
•Tangible net worth to Series 1 redeemable preferred stock ratio requirement; and
•Minimum excess equity requirements, which measure includes redeemable preferred stock, exclusive of Series 1 redeemable preferred stock.
We were in compliance with all covenants as of March 31, 2021 and December 31, 2020.
Financial Condition Summary
March 31, 2021 compared to December 31, 2020
Changes in the composition and balance of our assets and liabilities as of March 31, 2021 compared to December 31, 2020 were principally attributed to the following:
•a decrease of $624.9 million in cash and cash equivalents and restricted cash and restricted cash equivalents. See “— Cash Flow and Liquidity Analysis” for further discussion of our cash flow activity;
•a decrease of $533.3 million in gross warehouse facility debt and a decrease of $191.9 million in gross securitization debt, which decreased in line with related loan collateral repayments;
•a net decrease in loans of $392.5 million, primarily stemming from originations of $2.6 billion, offset by principal payments and sales of $2.9 billion;
•a decrease in equity method investments of $107.5 million, as Apex called our investment; and
•a decrease in related party notes receivable of $17.9 million, as Apex repaid their outstanding loans.
December 31, 2020 compared to December 31, 2019
Changes in the composition and balance of our assets and liabilities as of December 31, 2020 compared to December 31, 2019 were principally attributed to the following:
•an increase of $633.2 million in cash and cash equivalents and restricted cash and restricted cash equivalents. See “— Liquidity and Capital Resources” for further discussion of our cash flow activity;
•an increase of $14.4 million in right-of-use assets associated with new finance leases, and an offsetting increase in finance lease liabilities of $14.7 million;
•an increase of $820.4 million in gross warehouse facility debt and a decrease of $1.3 billion in gross securitization debt, of which $394.6 million of the securitization debt decrease was related to VIEs that were consolidated as of December 31, 2019, but deconsolidated during 2020, because we no longer had a significant financial interest in the VIEs;
•a net decrease in loans of $508.7 million, which included originations of $9.7 billion, offset by principal payments and sales of $10.1 billion. We also purchased loans of $690.2 million and deconsolidated $902.2 million of loans held in previously consolidated VIEs;
•goodwill associated with the Galileo and 8 Limited acquisitions of $883.6 million;
•intangible assets acquired associated with the Galileo and 8 Limited acquisitions of $393.0 million;
•seller note principal balance associated with the Galileo acquisition of $250.0 million; and
•draws on our revolving credit facility of $325.0 million in the aggregate.
December 31, 2019 compared to December 31, 2018
Changes in the composition and balance of our assets and liabilities as of December 31, 2019 compared to December 31, 2018 were principally attributed to the following:
•a $153.2 million increase in cash and cash equivalents and restricted cash and restricted cash equivalents. See “— Liquidity and Capital Resources” for further discussion of our cash flow activity;
•a $549.2 million increase in temporary equity associated with our Series H and Series 1 preferred stock transactions;
•an $11.2 billion increase in loans through origination activity, offset by $13.5 billion of aggregate decreases associated with payments, sales of loans and the deconsolidations of previously consolidated VIEs;
•a $101.4 million increase in operating lease right-of-use assets and a $124.7 million increase in operating lease liabilities associated with the adoption of ASC 842, Leases, and subsequent lease activity during 2019; and
•a $1.5 billion net decrease in debt driven by a $1.4 billion decrease in gross securitization debt primarily related to the pay down of balances and a $172.6 million decrease in gross warehouse facility debt primarily due to customary loan origination and sales activity. These amounts were partially offset by $58.0 million in incremental borrowings on our revolving credit facility.
Critical Accounting Policies and Estimates
Our consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with GAAP. In preparing our consolidated financial statements, we make judgments, estimates and assumptions that affect reported amounts of assets and liabilities, as well as revenues and expenses. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. The results involve judgments about the carrying values of assets and liabilities not readily apparent from other sources. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly evaluate our estimates, assumptions and judgments, particularly those that include the most difficult, subjective or complex judgments and are often about matters that are inherently uncertain. See Note 1 to the Notes to Unaudited Condensed Consolidated Financial Statements and to the Notes to Consolidated Financial Statements under “— Summary of Significant Accounting Policies” included elsewhere in this prospectus for a summary of our significant accounting policies and under “— Recently Adopted Accounting Standards” for a discussion of accounting pronouncements recently adopted. The most significant judgments, estimates and assumptions relate to the critical accounting policies, as discussed in more detail below. We evaluate our critical accounting policies and estimates on an ongoing basis and update them as necessary based on changes in market conditions or factors specific to us.

Stock-Based Compensation
Historically, we have offered stock options and RSUs to employees and non-employees. We measure and recognize compensation expense for all stock-based awards made to employees based on estimated fair values on the date of grant. The compensation expense is recognized on a straight-line basis over the requisite service period for time-based awards with only service conditions. Stock-based awards with performance conditions, which we have offered infrequently, are expensed under the accelerated method based on each vesting tranche. We recognize forfeitures as incurred and, therefore, reverse previously recognized stock-based compensation expense at the time of forfeiture. We use the Black-Scholes Option Pricing Model (the “Black-Scholes Model”) to estimate the fair value of stock options. RSUs are measured based on the fair values of our underlying common stock on the dates of grant.
Stock Options
The Black-Scholes Model requires the use of subjective assumptions, including the risk-free interest rate, expected term, expected stock price volatility and dividend yield. The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities consistent with the expected term of our stock options. The expected term represents the period of time the stock options are expected to be outstanding and is based on the simplified method. Under the simplified method, the expected term of a stock option is presumed to be the midpoint between the vesting date and the end of the contractual term. Management uses the simplified method due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected term of the stock options. Expected volatility is based on historical volatility for publicly-traded stock of comparable companies over the estimated expected life of the stock options. In identifying comparable companies, we considered factors such as industry, stage of life cycle and size. We assumed no dividend yield for all periods presented because we do not expect to pay dividends in the near future, which is consistent with our history of not paying dividends. Stock option valuations also depend on the valuation of our common stock on the date of grant, as discussed below.
During the years ended December 31, 2020 and 2018, our board of directors granted a total of 217,275 and 12,479,500 stock options, respectively. No stock options were granted during 2019; therefore, a stock option valuation was not necessary. The inputs used for estimating the fair value of stock options granted during the year ended December 31, 2020 are disclosed in Note 12 to the Notes to Consolidated Financial Statements included elsewhere in this prospectus.
The following table summarizes the inputs used for estimating the fair value of stock options granted during the years indicated:

	Year Ended December 31,
Input	2020	2018
Risk-free interest rate	0.3% – 1.4%	2.5% – 3.1%
Expected term (years)	5.5 – 6.0	5.7 – 6.3
Expected volatility	36.5% – 42.5%	35.0%
Fair value of common stock	$11.21 – $12.11	$10.78 – $11.97
Dividend yield	—%	—%
Restricted Stock Units
During the years ended December 31, 2020, 2019 and 2018, our board of directors granted a total of 20,636,594, 9,136,245 and 11,211,409 RSUs, respectively, at weighted average share prices of $13.57, $11.28 and $11.45, respectively. The RSU share prices were based on the prevailing fair value of our common stock at the time of each stock-based grant.
Prior to making progress toward pursuing a public market transaction, we established the fair value of our common stock through the utilization of option pricing models (Black-Scholes based) via the backsolve method when there were representative transactions available, such as was the case with our Series H redeemable preferred stock transactions during 2019. Prior to the first Series H redeemable preferred stock transaction, we valued our common stock using a combination of previous redeemable preferred stock transactions, transactions in our common stock and a guideline public company multiples analysis. See below for a discussion of our common stock valuation process during the period wherein we started to pursue a public market transaction.
Common Stock Valuations
Due to the absence of an active market for our common stock, the fair value of our common stock, which is used as an input into the valuation of both our stock options and RSUs granted, is determined by our board of directors based on a third-party valuation and input from our management. The valuation of our common stock is performed by independent valuation specialists when the board of directors believes an event has occurred that may significantly impact the value of our common stock, which is at least on an annual basis, but has been more frequent during the years ended December 31, 2020, 2019 and 2018. The valuation specialists apply valuation techniques and methods that conform to generally accepted valuation practices and standards established by the American Society of Appraisers in accordance with Uniform Standards of Professional Appraisal Practice. The valuation methodologies and techniques utilized are also consistent with guidance issued by the American Institute of Certified Public Accountants in its Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, 2013. They use a number of objective and subjective factors, including:
•prices at which our common and preferred stock have been bought and sold in third-party, arms-length, non-employee based transactions;
•our capital structure and the prices at which we issued our preferred stock and the relative rights and characteristics of the preferred stock as compared to those of our common stock;
•our results of operations, financial position and our future business plans, which include financial forecasts and budgets;
•capital market data on interest rates, yields and rates of return for various investments;
•the material risks related to our business and the state of the development of our target markets;
•the market performance of publicly-traded companies in comparable market sectors;
•external market conditions affecting comparable market sectors;
•the degree of marketability for our common stock including contractual restrictions on transfer of the units; and
•the likelihood of achieving a liquidity event for our preferred and common stockholders, given prevailing market conditions.
The weighted average fair value of our common stock was $13.37, $11.28 and $11.39 during the years ended December 31, 2020, 2019 and 2018, respectively. The grant date exercise and share prices were generally based on the fair value of our common stock as of each valuation date using option pricing model valuation techniques.
During 2018 and 2019, we established the fair value of our common stock through placing weight on previous redeemable preferred stock transactions, for which we used the option pricing model (Black-Scholes Model based) via the backsolve method, transactions in our common stock during the period and a guideline public company multiples analysis.
During the third quarter of 2020, once we made intentional progress toward pursuing a public market transaction, we began applying the probability-weighted expected return method (“PWERM”) to determine the fair value of our common stock. The probability weightings assigned to certain potential exit scenarios were based on management’s expected near-term and long-term funding requirements and assessment of the most attractive liquidation possibilities at the time of the valuation. During this process, we assigned probability weightings to “go public” event scenarios and a “stay private” scenario, wherein the enterprise valuation was based on either estimated exit valuations determined from conversations held with external parties or was based on public company comparable net book value multiples at the time of our valuation, respectively. In addition, our “stay private” scenario valuation approach continued to rely on a guideline public company multiples analysis with an option pricing model to determine the amount of aggregate equity value allocated to our common stock. The valuations from 2018 through the third quarter of 2020 also applied discounts for lack of marketability ranging from 16% to 25% to reflect the fact that there was no market mechanism to sell our common stock and, as such, the common stock option and RSU holders would need to wait for a liquidity event to facilitate the sale of their equity awards. In addition, there were contractual transfer restrictions placed on common stock in the event that we remained a private company.
During the fourth quarter of 2020, we valued our common stock on a monthly basis. A common stock transaction that closed in December 2020 at a price of $18.43 per common share, which was of substantial size and in close proximity to the Business Combination, served as the key input for the fair value of our common stock for grants made during the fourth quarter of 2020. We decreased the assumed discount for lack of marketability throughout the fourth quarter of 2020, corresponding with our decreased time to liquidity assumption throughout the quarter, as we became more certain about the possibility of entering into the Business Combination over time, and ultimately assumed no discount for lack of marketability for the month of December 2020.
For the period subsequent to executing the Merger Agreement on January 7, 2021, we determined the value of our common stock based on the observable daily closing price of SCH’s stock (ticker symbol “IPOE”) multiplied by the exchange ratio in effect for such transaction date.
Application of these approaches and methodologies involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as those regarding our expected operations, market multiples, the selection of comparable public companies, and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.
See Note 11 to the Notes to Unaudited Condensed Consolidated Financial Statements and Note 12 to the Notes to Consolidated Financial Statements included elsewhere in this prospectus for information about stock-based compensation expense related to stock options and RSUs reflected in our Consolidated Statements of Operations and Comprehensive Income (Loss).
Consolidation of Variable Interest Entities
We enter into arrangements in which we originate loans, establish a special purpose entity (“SPE”), and transfer the loans to the SPE. We retain the servicing rights of those loans and hold additional interests in the SPE. We evaluate each such arrangement to determine whether we have a variable interest. If we determine that we have a variable interest in an SPE, we then determine whether the SPE is a VIE. If the SPE is a VIE, we assesses whether we are the primary beneficiary of the VIE. To determine if we are the primary beneficiary, we identify the most significant activities and determine who has the power over those activities, and who absorbs the variability in the economics of the VIE.
We periodically reassess our involvement with each VIE in which we have a variable interest. We monitor matters related to our ability to control economic performance, such as management of the SPE and its underlying loans, contractual changes in the services provided, the extent of our ownership, and the rights of third parties to terminate us as the VIE servicer. In addition, we monitor the financial performance of each VIE for indications that we may or may not have the right to absorb benefits or the obligation to absorb losses associated with variability in the financial performance of the VIE that could potentially be significant to that VIE, which we define as a variable interest of greater than 10%.
A significant change to our or other parties’ pertinent rights, or a significant change to the ranges of possible financial performance outcomes used in our assessment of the variability of cash flows due to us, could impact the determination of whether or not a VIE should be consolidated in future periods. VIE consolidation and deconsolidation may lead to increased volatility in our financial results and impact period-over-period comparability. Our maximum exposure to loss as a result of our involvement with consolidated VIEs is limited to our investment, which is eliminated in consolidation. There are no liquidity arrangements, guarantees or other commitments by third parties that may affect the fair value or risk of our variable interests in consolidated VIEs.
Fair Value
Our involvement with VIEs and origination of student, personal and home loans, which we fair value on a recurring basis, results in Level 2 and Level 3 assumptions having a material impact on our Consolidated Balance Sheets and Consolidated Statements of Operations and Comprehensive Income (Loss).
Loans do not trade in an active market with readily observable prices. We determine the fair value of our loans using a discounted cash flow methodology, while also considering market data as it becomes available. We classify loans as Level 3 because the valuations utilize significant unobservable inputs.
When we consolidate VIEs, the loans remain on our Consolidated Balance Sheets and are measured at fair value using Level 3 inputs. Moreover, third-party residual claims on these loans are measured at fair value on a recurring basis and are presented as residual interests classified as debt in our Consolidated Balance Sheets. We record subsequent fair value measurement changes in the period in which the change occurs within noninterest income — securitizations in our Consolidated Statements of Operations and Comprehensive Income (Loss). We determine the fair value of our residual interests classified as debt using a discounted cash flow methodology, while also considering market data as it becomes available.
Consistent with ASC 325-40, Investments — Other — Beneficial Interests in Securitized Financial Assets, we recognize interest expense related to the residual interests classified as debt over the expected life using the effective yield method, which is effectively a reclassification between noninterest income and interest income for the portion of the overall fair value change attributable to interest expense. On a quarterly basis, we reevaluate the cash flow estimates to determine if a change to the accretable yield is required on a prospective basis. We classify the residual interests classified as debt as Level 3 due to the reliance on significant unobservable valuation inputs.
When we do not consolidate VIEs, we generally hold risk retention interests, which we refer to as securitization investments. In Company-sponsored securitization transactions that meet the applicable criteria to be accounted for as a sale, we retain certain asset-backed bonds, which are measured at fair value on a recurring basis using Level 2 inputs, and residual investments, which are measured at fair value on a recurring basis using Level 3 inputs. Gains and losses related to our securitization investments are reported within noninterest income — securitizations in our Consolidated Statements of Operations and Comprehensive Income (Loss). We determine the fair value of our securitization investments using a discounted cash flow methodology, while also considering market data as it becomes available.
For our loans, residual interests classified as debt and securitization investments, the fair value estimates are impacted by assumptions regarding credit performance, prepayments and discount rates. See “—Quantitative and Qualitative Disclosures about Market Risk” for discussion of the sensitivity of our financial instruments measured at fair value to changes in various market risks.
Business Combinations
We account for acquisitions of entities or asset groups that qualify as businesses using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Purchase consideration is allocated to the tangible and intangible assets acquired and liabilities assumed based on the estimated fair values as of the acquisition date, which are measured in accordance with the principles outlined in ASC 820, Fair Value Measurement, and which are typically determined in consultation with an independent appraiser.
The determination of fair value requires management to make estimates about discount rates, future expected cash flows, market conditions and other future events that are highly subjective in nature. The judgments made in the determination of the estimated fair value assigned to the assets acquired and liabilities assumed, as well as the estimated useful life of each asset and the duration of each liability, could significantly impact the consolidated financial statements in periods after the acquisition, such as through depreciation and amortization expense. Assumptions for the developed technology generally include expected earnings attributable to the asset (including an assumed technology migration curve and contributory asset charges) and an assumed discount rate. Assumptions for the customer-related intangibles generally include estimated annual revenues and net cash flows (including revenue ramp-up periods and customer attrition rates) and an assumed discount rate. Assumptions for the trade names, trademark and domain names generally include expected earnings attributable to the asset, the probability of use of the asset, the royalty rate and an assumed discount rate.
The excess of the total purchase consideration over the fair value of the identified net assets acquired is recognized as goodwill. Acquisition-related costs are expensed as incurred. The results of operations for each acquisition are included in the Company’s consolidated financial results beginning on the respective acquisition date.
During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the allocation of purchase consideration and to the fair values of assets acquired and liabilities assumed to the extent that additional information becomes available. After this period, any subsequent adjustments are recorded in the Consolidated Statements of Operations and Comprehensive Income (Loss).
Recent Accounting Standards Issued, But Not Yet Adopted
See Note 1 to the Notes to Unaudited Condensed Consolidated Financial Statements and to the Notes to Consolidated Financial Statements included elsewhere in this prospectus.
Off-Balance Sheet Arrangements
We enter into arrangements in which we originate loans, establish an SPE and transfer loans to the SPE, which has historically served as an important source of liquidity. We also retain the servicing rights of the underlying loans and hold additional interests in the SPE. When an SPE is determined not to be a VIE or when an SPE is determined to be a VIE but we are not the primary beneficiary, the SPE is not consolidated. In addition, a significant change to the pertinent rights of other parties or our pertinent rights, or a significant change to the ranges of possible financial performance outcomes used in our assessment of the variability of cash flows due to us, could impact the determination of whether or not a VIE is consolidated. VIE consolidation and deconsolidation may lead to increased volatility in our financial results and impact period-over-period comparability. See Note 1 to the Notes to Unaudited Condensed Consolidated Financial Statements and to the Notes to Consolidated Financial Statements included elsewhere in this prospectus in “— Consolidation of Variable Interest Entities” for our VIE consolidation policy.
We established personal loan trusts and student loan trusts that were created and designed to transfer credit and interest rate risk associated with the underlying loans through the issuance of collateralized notes and residual certificates. We hold a variable interest in the trusts through our ownership of collateralized notes in the form of asset-backed bonds and residual certificates in the trusts. The residual certificates absorb variability and represent the equity ownership interest in the equity portion of the personal loan trusts and student loan trusts.
We are also the servicer for all trusts in which we hold a financial interest. Although we have the power as servicer to perform the activities that most impact the economic performance of the VIE, we do not hold a significant financial interest in the trusts and, therefore, we are not the primary beneficiary. Further, we do not provide financial support beyond our initial equity investment, and our maximum exposure to loss as a result of our involvement with nonconsolidated VIEs is limited to our investment. For a more detailed discussion of nonconsolidated VIEs, including activity in relation to the establishment of trusts, the aggregate outstanding values of variable interests and the deconsolidation of VIEs, see Note 4 to the Notes to Unaudited Condensed Consolidated Financial Statements and Note 5 to the Notes to Consolidated Financial Statements included elsewhere in this prospectus.
As a component of our loan sale agreements, we make certain representations to third parties that purchased our previously held loans, which includes FNMA repurchase requirements, general representations and warranties and credit-related repurchase requirements, all of which are standard in nature and, therefore, do not constrain our ability to recognize a sale for accounting purposes. Pursuant to ASC 460, Guarantees, we establish a loan repurchase liability, which is based on historical experience and any current developments which would make it probable that we would buy back loans previously sold to third parties at the historical sales price. Our credit-related repurchase requirements are assessed for loss under ASC 326, Financial Instruments—Credit Losses. During the three months ended March 31, 2021 and year ended December 31, 2020, we made repurchases of $1.3 million and $9.0 million, respectively, associated with these arrangements. As of March 31, 2021 and December 31, 2020, we accrued liabilities of $6.4 million and $5.2 million, respectively, related to our estimated repurchase obligation.
We do not engage in any other off-balance sheet financing arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.
Quantitative and Qualitative Disclosures about Market Risk
In the normal course of business, we are subject to a variety of risks which can affect our operations and profitability. We broadly define these areas of risk as interest rate risk, market risk, credit risk and counterparty risk. Historically, substantially all of our revenue and operating expenses were denominated in U.S. dollars. As a result of our acquisitions in the second quarter of 2020, which are further discussed in Note 2 to the Notes to Unaudited Condensed Consolidated Financial Statements and to the Notes to Consolidated Financial Statements included elsewhere in this prospectus, we may in the future be subject to increasing foreign currency exchange rate risk. Foreign currency exchange rate risk is the risk that our financial position or results of operations could be positively or negatively impacted by fluctuations in exchange rates. For the periods presented in this prospectus, there would have been an immaterial impact on earnings if exchange rates were to have increased or decreased.
Interest Rate Risk
We are subject to interest rate risk associated with our consolidated loans, securitization investments (including residual investments and asset-backed bonds), servicing rights and variable-rate debt. Our loan portfolio consists of personal loans, student loans and home loans, which are carried at fair value on a recurring basis, and credit cards and a commercial loan, which are measured at amortized cost. The loans with variable interest rates are exposed to interest rate volatility, which impacts the amount of interest income we recognize on our Consolidated Statements of Operations and Comprehensive Income (Loss). Our securitization residual investments are carried at fair value, which is subject to changes in market value by virtue of the impact of interest rates on the market yield of the residual investments. The value and earnings of our asset-backed bonds, which are associated with our personal loans and student loans, have a converse relationship to the movement of interest rates. That is, as interest rates rise, bond values and earnings fall and vice versa. Lastly, we are subject to interest rate risk on our variable-rate warehouse facilities and our revolving credit facility. Future funding activities may increase our exposure to interest rate risk, as the interest rates payable on such funding are tied to the one-month or three-month LIBOR. These arrangements will also be subject to the reference rate reform guidance, which is further discussed in Note 1 to the Notes to Unaudited Condensed Consolidated Financial Statements and to the Notes to Consolidated Financial Statements included elsewhere in this prospectus in “— Recent Accounting Standards Issued, But Not Yet Adopted”.
Interest rate risk also occurs in periods where changes in short-term interest rates result in loans being originated with terms that provide a smaller interest rate spread above the financing terms of our warehouse facilities, which can negatively impact our realized net interest income.
Interest Rate Sensitivity Analysis
The following table summarizes the potential effect on earnings over the next 12 months and the potential effect on the fair values of assets and liabilities recorded on our Consolidated Balance Sheets as of December 31, 2020, as applicable, based upon a sensitivity analysis performed by management assuming an immediate hypothetical increase and decrease in market interest rates of 100 basis points. The fair value and earnings sensitivities are applied only to financial assets and liabilities that existed at the indicated balance sheet date. A hypothetical 100 basis points increase in interest rates would have had an immaterial impact on our interest income as it relates to our nascent credit card product and was, therefore, excluded from the below.

	As of December 31, 2020	Impact if Interest Rates:
($ in thousands)		Increase 100 Basis Points	Decrease 100 Basis Points
Loans at fair value
Fair value	$4,859,068	$4,753,825	$4,970,723
Income (loss) before income taxes – fair value change		(105,243)	111,655
Income (loss) before income taxes – interest income(1)		3,125	(3,125)
Securitization investments
Fair value	$496,935	$485,868	$508,550
Income (loss) before income taxes		(11,067)	11,615
Servicing rights
Fair value	$149,597	$146,611	$152,742
Income (loss) before income taxes		(2,986)	3,145
Debt(2)
Carrying value	$3,983,665	n/a	n/a
Income (loss) before income taxes		(39,837)	39,837
Total
Income (loss) before income taxes		$(156,008)	$163,127
__________________
(1)Sensitivity analysis was performed only on our variable-rate loans held on the Consolidated Balance Sheets and reflects the impact on interest income from changes in interest rates, while holding all other factors constant.
(2)Sensitivity analysis was performed only on our variable-rate debt, which is not measured at fair value on a recurring basis and, therefore, only reflects the hypothetical impact on interest expense. Additionally, these amounts are gross of debt issuance costs and discounts.
Credit Risk
We are subject to credit risk, which is the risk of default that results from a borrower’s inability or unwillingness to make contractually required loan payments, or declines in home loan collateral values. Generally, all loans sold into the secondary market are sold without recourse. For such loans, our credit risk is limited to repurchase obligations due to fraud or origination defects. For loans that were repurchased or not sold in the secondary market, we are subject to credit risk to the extent a borrower defaults and we are not able to fully recover the principal balance. We believe that this risk is mitigated through the implementation of stringent underwriting standards, strong fraud detection tools and technology designed to comply with applicable laws and our standards. In addition, we believe that this risk is mitigated through the quality of our loan portfolio. The weighted average origination FICO during the three months ended March 31, 2021 and year ended December 31, 2020 was 767 and 768, respectively.
The following table summarizes the potential effect on earnings over the next 12 months and the potential effect on the fair values of our loans for which we elected the fair value option and residual investments recorded on our Consolidated Balance Sheets as of December 31, 2020 based on upon a sensitivity analysis performed by management assuming an immediate hypothetical change in credit loss rates by a rate of 10%. The fair value and earnings sensitivities are applied only to loans that existed at the indicated balance sheet date. A hypothetical 10%

increase in credit losses would have had an immaterial impact on our provision for credit losses as it relates to our nascent credit card product and was, therefore, excluded from the below.

	As of December 31, 2020	Impact if Credit Loss Rates:
($ in thousands)		Increase 10 Percent	Decrease 10 Percent
Loans at fair value
Fair value	$4,859,068	$4,845,739	$4,872,397
Income (loss) before income taxes		(13,329)	13,329
Residual investments(1)
Fair value	$139,524	$138,711	$140,337
Income (loss) before income taxes		(813)	813
Total
Income (loss) before income taxes		$(14,142)	$14,142
__________________
(1)Only residual investments are included herein, as they are subject to credit exposure, and by design this is the portion of the SPE that is expected to absorb the losses of the VIE. Alternatively, asset-backed bonds are not expected to absorb the losses of the VIE based on the extent of overcollateralization and expected credit losses of the VIE.
Market Risk
We are exposed to the risk of loss to future earnings, values or future cash flows that may result from changes in market discount rates. We are exposed to such market risk directly through loans, servicing rights and securitization investments held on our balance sheet, all of which are measured at fair value on a recurring basis using a discounted cash flow methodology in which the discount rate represents an estimate of the required rate of return by market participants. The discount rates for our loans and securitization investments may change due to expected loan performance or changes in the expected returns of similar financial instruments available in the market. For our servicing rights, the discount rate is commensurate with the risk of the servicing asset cash flow, which varies based on the characteristics of the serviced loan portfolio.

	As of December 31, 2020	Impact if Discount Rates:
($ in thousands)		Increase 100 Basis Points	Decrease 100 Basis Points
Loans at fair value
Fair value	$4,859,068	$4,753,825	$4,970,723
Income (loss) before income taxes		(105,243)	111,655
Securitization investments
Carrying value	$496,935	$485,868	$508,550
Income (loss) before income taxes		(11,067)	11,615
Servicing rights
Fair value	$149,597	$146,611	$152,742
Income (loss) before income taxes		(2,986)	3,145
Total
Income (loss) before income taxes		$(119,296)	$126,415
Counterparty Risk
We are subject to risk that arises from our debt warehouse facilities and interest rate risk hedging activities. These activities generally involve an exchange of obligations with unaffiliated lenders or other companies, referred to in such transactions as “counterparties”. If a counterparty were to default, we could potentially be exposed to financial loss if such counterparty were unable to meet its obligations to us. We manage this risk by selecting only counterparties that we believe to be financially strong, spreading the risk among many such counterparties, placing contractual limits on the amount of dependence on any single counterparty, and entering into netting agreements with the counterparties as appropriate.
In accordance with Treasury Market Practices Group’s recommendation, we execute Securities Industry and Financial Markets Association trading agreements with all material trading partners. Each such agreement provides for an exchange of margin money should either party’s exposure exceed a predetermined contractual limit. Such margin requirements limit our overall counterparty exposure. The master netting agreements contain a legal right to offset amounts due to and from the same counterparty. Derivative assets in the Consolidated Balance Sheets represent derivative contracts in a gain position net of loss positions with the same counterparty and, therefore, also represent our maximum counterparty credit risk. We incurred no losses due to nonperformance by any of our counterparties during the three months ended March 31, 2021 and year ended December 31, 2020. We did not have any derivative liability positions subject to master netting arrangements as of March 31, 2021. Our derivative asset position was $7.5 million as of March 31, 2021. We did not have any derivative asset positions subject to master netting arrangements as of December 31, 2020. Our derivative liability position was $3.0 million as of December 31, 2020.
Also, in the case of our debt warehouse facilities, we are subject to risk if the counterparty chooses not to renew a borrowing agreement and we are unable to obtain financing to originate loans. With our debt warehouse facilities, we seek to mitigate this risk by ensuring that we have sufficient borrowing capacity with a variety of well-established counterparties to meet our funding needs. As of March 31, 2021, we had total borrowing capacity under debt warehouse facilities of $5.9 billion, of which $1.9 billion was utilized. Refer to Note 8 to the Notes to Unaudited Condensed Consolidated Financial Statements included elsewhere in this prospectus for a listing of our debt warehouse facilities as of March 31, 2021. As of December 31, 2020, we had total borrowing capacity under debt warehouse facilities of $6.4 billion, of which $2.4 billion was utilized. Refer to Note 9 to the Notes to Consolidated Financial Statements included elsewhere in this prospectus for a listing of our debt warehouse facilities as of December 31, 2020.

MANAGEMENT
Executive Officers and Directors
The following table sets forth certain information concerning our executive officers and directors:

Name	Age	Position
Anthony Noto	53	Chief Executive Officer and Director
Christopher Lapointe	37	Chief Financial Officer
Michelle Gill	48	Executive Vice President and Group Business Unit Leader – Lending & Capital Markets
Micah Heavener	46	Head of Operations
Robert Lavet	66	General Counsel and Secretary
Jennifer Nuckles	46	Executive Vice President and Group Business Unit Leader – Relay, Protect, Lantern, Content, At Work & Partnerships
Maria Renz	53	Executive Vice President and Group Business Unit Leader – SoFi Money, SoFi Invest & Credit Card
Assaf Ronen	47	Chief Product Officer
Lauren Stafford Webb	36	Chief Marketing Officer
Aaron J. Webster	41	Chief Risk Officer
Clay Wilkes	60	Vice Chairman – Galileo and Director
Derek White	47	Chief Executive Officer – Galileo
Tom Hutton	66	Chairman of the Board of Directors
Steven Freiberg	64	Vice Chairman of the Board of Directors
Ahmed Al-Hammadi	40	Director
Ruzwana Bashir	37	Director
Michael Bingle	49	Director
Michel Combes	59	Director
Richard Costolo	57	Director
Clara Liang	41	Director
Carlos Medeiros	39	Director
Harvey Schwartz	57	Director
Magdalena Yeşil	62	Director
Executive Officers
Anthony Noto has served as our Chief Executive Officer and as a member of our board of directors since May 2021. Mr. Noto served in the same capacities at SoFi from February 2018 until May 2021. Before joining SoFi, Mr. Noto served as Twitter’s Chief Operations Officer, a digital/mobile information network, from 2016 to 2017 and as Twitter’s Chief Financial Officer from 2014 to 2017. Previously, Mr. Noto served for almost four years as co-head of Global Technology, Media and Telecom Investment Banking at Goldman Sachs, a multinational investment bank, from 2010 to 2014. Mr. Noto spent nearly three years as the Chief Financial Officer of the National Football League from 2008 to 2010. Mr. Noto holds a bachelor of science from the U.S. Military Academy, and a master of business administration from the University of Pennsylvania’s Wharton School. We believe Mr. Noto is qualified to serve in the capacity of Chief Executive Officer and as a member of our board of directors because of his extensive experience in the technology and financial services sectors in both operating and financial leadership capacities.
Christopher Lapointe has served as our Chief Financial Officer since May 2021. Mr. Lapointe served in the same capacity at SoFi from September 2020 until May 2021. Mr. Lapointe served in multiple leadership roles at SoFi including interim Chief Financial Officer beginning in April 2020 and Head of Business Operations beginning in June 2018. Prior to joining SoFi, Mr. Lapointe served as the Global Head of FP&A, Corporate Finance and

FinTech at Uber Technologies, Inc., a company providing ridesharing services, from November 2015 to June 2018. Previously, Mr. Lapointe served as the Vice President of Technology, Media & Telecommunications Investment Banking at Goldman Sachs from July 2012 to November 2015. Mr. Lapointe holds a bachelor of arts from Dartmouth College as well as a master of business administration from the Tuck School of Business at Dartmouth College.
Michelle Gill has served as our Executive Vice President and Group Business Unit Leader for Lending & Capital Markets since May 2021. Michelle Gill served in the same capacity at SoFi from April 2020 until May 2021. She previously served as SoFi’s Chief Financial Officer from May 2018 to April 2020. Prior to joining SoFi, Ms. Gill served as a Managing Director working on Americas Asset Investing Business at TPG Sixth Street Partners, a global investment firm, from July 2017 to April 2018. Prior to TPG Sixth Street Partners, Ms. Gill spent 14 years at Goldman Sachs where, most recently, she was a Partner co-heading the Structured Finance business. Ms. Gill holds a bachelor of arts from the University of California, Los Angeles and a juris doctor from Cornell Law School.
Micah Heavener has served as our Head of Operations since May 2021. Mr. Heavener served in the same capacity at SoFi from May 2020 until May 2021. In this role, Mr. Heavener oversees our operational staff. Mr. Heavener previously served as the Head of Lending Operations from July 2018 to May 2020. Prior to joining SoFi, Mr. Heavener served as Managing Director, Head of Cardmember Services at Citibank, NA (“Citi”) from October 2016 to July 2018, where he led Cardmember Services for Citi’s U.S. credit card business. Prior to that role, Mr. Heavener held a number of leadership roles within Citi’s Global Consumer Business since joining Citi in 2005. Prior to joining Citi, Mr. Heavener was an infantry officer in the United States Army and served the United States abroad in support of Operation Enduring Freedom. Mr. Heavener holds a bachelor of arts degree from The Citadel, and earned his master of business administration from the University of Florida.
Robert Lavet has served as our General Counsel and Secretary since May 2021, in which role Mr. Lavet is responsible for managing all legal affairs for us and our affiliate entities. Mr. Lavet served in the same capacity at SoFi from 2012 until May 2021. Prior to joining SoFi, Mr. Lavet served as a Principal in the Education and Litigation practice groups of the Washington, D.C. law firm of Powers, Pyles, Sutter & Verville PC (“PPSV”), where he represented financial institutions and post-secondary institutions on a wide variety of regulatory, litigation and transactional matters. Prior to PPSV, Mr. Lavet served as General Counsel to SLM Corporation (known as Sallie Mae), a Fortune 300 company and the largest provider of education finance. Before his 16-year career with Sallie Mae, Mr. Lavet was a trial attorney for the United States Department of Justice for three years and ultimately served as a Partner in the Washington D.C. law firm of Cole, Corette & Abrutyn, specializing in corporate and securities litigation. He was named a top Washington D.C. corporate counsel in 2015 and 2019. Mr. Lavet holds a bachelor of arts from the University of Pennsylvania and a juris doctor from Georgetown University Law Center.
Jennifer Nuckles has served as Executive Vice President and Group Business Unit Leader for Relay, Protect, Lantern, Content, At Work & Partnerships since May 2021. Ms. Nuckles served in the same capacity at SoFi from 2019 until May 2021. Prior to joining SoFi, Ms. Nuckles served as an officer at various consumer technology companies, including telemedicine leader Doctor On Demand, Inc. She previously served as the Chief Marketing Officer of Zynga Inc., a social game development company, from 2014 to 2016. Ms. Nuckles also spent almost a decade in leadership positions at The Clorox Company, a multinational manufacturer and marketer of consumer and professional products, running well-known, household-name brands. Ms. Nuckles began her career in consulting covering consumer and media at Arthur Andersen, a firm which provided auditing, tax and consulting services. Ms. Nuckles holds a bachelor of arts from the University of California, Berkeley and a master of business administration from Harvard Business School.
Maria Renz has served as the Executive Vice President and Group Business Unit Leader for SoFi Money, SoFi Invest and Credit Card since May 2021. Ms. Renz served in the same capacity at SoFi from March 2020 until May 2021. Prior to joining SoFi, Ms. Renz was the Vice President of Customer Service and Delivery Experience at Amazon.com, Inc. (“Amazon”), from 2017 to 2020. Ms. Renz also held a variety of additional leadership positions at Amazon, including Vice President and Technical Advisor to the CEO. Prior to joining Amazon, Ms. Renz worked in brand management at Kraft Foods, Inc., as well as Hallmark Cards, Inc. Ms. Renz currently serves as a Board member for DoorDash Inc., a food delivery company (NYSE: DASH). Ms. Renz holds a bachelor of science from Drexel University and a master of business administration from Vanderbilt University.
Assaf Ronen has served as our Chief Product Officer since May 2021. Mr. Ronen served in the same capacity at SoFi from June 2020 until May 2021. Prior to such role, Mr. Ronen served as the Head of Product & Design of SoFi from June 2018 to June 2020. In this role, Mr. Ronen oversees the strategy and direction of SoFi’s suite of product offerings. Prior to joining SoFi, Mr. Ronen founded and served as Vice President of Amazon’s Alexa shopping group from 2014 to 2017, creating a new market category in the burgeoning world of voice assistants. Mr. Ronen previously served as a Vice President responsible for Amazon’s physical payments business. Prior to joining Amazon, Mr. Ronen spent nearly seven years at Microsoft Corporation, where he served as general manager of Skype after its acquisition, and as the general manager of identity, access, and security products. Mr. Ronen completed his computer science education while serving in the Israeli Army’s Center of Computing and Information Systems.
Lauren Stafford Webb has served as our Chief Marketing Officer since May 2021, in which role Ms. Stafford Webb oversees the SoFi brand and all aspects of marketing. Ms. Stafford Webb served in the same capacity at SoFi from June 2019 until May 2021. Prior to joining SoFi, Ms. Stafford Webb served at Intuit Inc., a business and financial software company, from February 2017 to May 2019, where she most recently was Vice President of Intuit Marketing, spearheading the delivery of the company’s first corporate brand strategy and campaign. Prior to Intuit, Ms. Stafford Webb held marketing leadership positions at The Procter & Gamble Company, a multinational consumer goods company, from June 2007 to October 2015, where she led well-known household name brands. Ms. Stafford Webb holds a bachelor of science in business administration from The Ohio State University Fisher College of Business.
Aaron J. Webster has served as our Chief Risk Officer since May 2021. Mr. Webster served in the same role at SoFi from 2019 until May 2021. Prior to joining SoFi, Mr. Webster served as Chief Risk Officer — U.S. Retail Bank and Mortgage and Head of Global Regulatory Analytics for Citi, the consumer division of the multinational financial services firm, from 2018 to 2019. Previously, Mr. Webster held several leadership roles at Toyota Financial Services, a leading automotive lender, beginning in 2008, with his most recent position as Managing Director, Americas Risk Management from 2008 to 2018. Previously, Mr. Webster served in various roles at GE Capital, Washington Mutual Bank FSB, and Wachovia Bank, NA (now Wells Fargo & Company). Mr. Webster holds a bachelor of arts from the University of North Carolina at Chapel Hill.
Derek White has served as CEO of Galileo since June 2021. Prior to joining Galileo, Mr. White was Vice President of Global Financial Services at Google, a technology company, from 2020 to 2021 where he was responsible for setting the strategy for Google’s financial services cloud efforts. Mr. White previously served as Vice Chair and Chief Digital Officer at U.S. Bank, a banking institution, from 2019 to 2020 where he oversaw digital expansion across various enterprises. Mr. White also served as Global Head of Client Solutions at BBVA, a banking institution, from 2016 to 2019 where he was responsible for oversight and development of customer and client solutions and growth. Mr. White previously worked at Barclays Bank, a banking institution, from 2005 to 2015, most recently serving as Chief Design and Digital Officer, where he oversaw design and digital innovation for the company. Mr. White also held various roles with other banking institutions. Mr. White holds a bachelor of arts from Utah State University and a master of business administration from the University of Pennsylvania’s Wharton School.
Directors
Tom Hutton has served as the Chairman of our board of directors since May 2021. Mr. Hutton was previously the Chairman of the SoFi board of directors from September 2017 and a director of SoFi from June 2012 until May 2021. Mr. Hutton previously served as interim Chief Executive Officer of SoFi from September 2017 to March 2018. Mr. Hutton has served as the Managing Partner of Thompson Hutton, LLC (“Thompson Hutton”), an investment management firm since 2000. He also founded and has served as Managing Partner of XL Innovate fund, a venture capital fund, since 2000. He has also served as a Board member of Lemonade Inc. (NYSE: LMND) since 2015 and previously served as a Board member of Safeco Insurance, Montpelier Re Holdings and XL Group. Mr. Hutton holds a bachelor of arts and master of science from Stanford University and a master of business administration from Harvard Business School. We believe that Mr. Hutton is qualified to serve as a member of our board of directors because of his experience as a director and Audit Committee Chairman of public companies and his knowledge of the fintech industry.
Steven Freiberg has served as the Vice Chairman of our board of directors since May 2021. Mr. Freiberg was previously the Vice Chairman of the SoFi board of directors from September 2017 and a director of SoFi from March 2017 until May 2021. Mr. Freiberg served as a senior advisor to SoFi from July 2018 to June 2019 and also served as SoFi’s interim Chief Financial Officer from May 2017 to June 2018. Mr. Freiberg is a long-term veteran of the financial services sector, having served as the Chief Executive Officer of E*TRADE Financial Corporation, an electronic trading platform, and having held multiple positions at Citigroup over a 30 year period, including serving as the Co-Chairman and Chief Executive Officer of Citigroup’s Global Consumer Group. He has also served as a Board member of MasterCard (NYSE: MA) since September 2006, Regional Management (NYSE: RM) since July 2014, Rewards Network since 2017, Purchasing Power, LLC since 2017, Fair Square Financial, LLC since 2016 and as a Founder of Grand Vista Partners, and a senior advisor to several companies including The Boston Consulting Group, Towerbook Capital Partners PE and Verisk Analytics (NASDAQ: VRSK). Mr. Freiberg holds a bachelor of business administration and a master of business administration from Hofstra University. We believe that Mr. Freiberg is qualified to serve as a member of our board of directors because of his experience as a director of public companies and his knowledge of the financial services industry.
Ahmed Al-Hammadi has served as a member of our board of directors since May 2021 and as a director on the SoFi board of directors from May 2019 until May 2021. Mr. Al-Hammadi serves as the Chief Investment Officer, Europe, Russia and Turkey for Qatar Investment Authority (“QIA”), the sovereign wealth fund of the State of Qatar, a position he has held since April 2020. He previously served as Head of Active Investments of QIA, from May 2015 to April 2020. Prior to joining QIA, Mr. Al-Hammadi worked at EFG-Hermes, a regional asset manager, and before that at the consulting firm Booz & Co. where he advised financial services clients on strategy, private equity investment opportunities, and organization structures. He is also a Board member of Heathrow Airport Holding Limited. Mr. Al-Hammadi holds a bachelor of science from the University of Pennsylvania’s Wharton School and a master of business administration from Harvard Business School. We believe that Mr. Al-Hammadi is qualified to serve as a member of our board of directors because of his experience advising companies with respect to business strategy.
Ruzwana Bashir has served as a member of our board of directors since June 2021. Ms. Ruzwana is the co-founder and Chief Executive Officer of Peek.com, an experiences booking software and marketplace, since 2012. Ms. Bashir was previously the Director of Marketing and Business Development at Artsy, an online art brokerage, from 2010 to 2011. Ms. Bashir also worked in Strategy and Business Development at Gilt Groupe, an online shopping company, in 2010. She was also an analyst in the real estate private equity group of The Blackstone Group, an investment firm, from 2006 to 2009, and worked in investment banking at Goldman Sachs in 2005. Ms. Bashir holds a bachelor of arts from University of Oxford and a master of business administration from Harvard Business School. We believe that Ms. Bashir is qualified to serve as a member of the SoFi Technologies’ board of directors because of her experience advising companies with respect to business strategy and leading a technology company.
Michael Bingle has served as a member of our board of directors since May 2021 and as a director on the SoFi board of directors from March 2017 until May 2021. Mr. Bingle is Vice Chairman at Silver Lake, a global investment firm with a focus on investing in technology companies, and has been with Silver Lake since 2000. Mr. Bingle has been a private equity investor for over 20 years, and he has invested in numerous fintech companies. Prior to joining Silver Lake, Mr. Bingle was a principal at Apollo Management and worked in the Investment Banking Division of Goldman Sachs & Co. He has also served as a Board member of SolarWinds Corporation (NYSE: SWI) since February 2016, Achievers Holdings, Inc., Blackhawk Network Holdings, Inc. and Fanatics, Inc. and previously served as a Board member of TD Ameritrade Holding Corporation (NYSE: AMTD), Gartner, Inc. (NYSE: IT), Virtu Financial (NASDAQ: VIRT), Ancestry.com LLC, Credit Karma, Inc., Datek Online Holdings, Inc., Interactive Data Corporation, IPC Systems, Inc., Instinet, Inc., and Mercury Payment Systems. Mr. Bingle holds a bachelor of science in engineering from Duke University. We believe that Mr. Bingle is qualified to serve as a member of our board of directors because of his experience as a director of public companies, his experience advising companies with respect to business strategy, his knowledge of the financial services industry, and his experience with financial technology companies.

Michel Combes has served as a member of our board of directors since May 2021 and as a director on the SoFi board of directors from May 2020 until May 2021. Mr. Combes is President of SoftBank Group International, an affiliate of SoftBank Corp., a Japanese telecommunications company providing mobile communications services. Prior to joining SoftBank, Mr. Combes was President and Chief Executive Officer of Sprint Corporation, an American telecommunications company (“Sprint”), Chief Executive Officer of Altice, a communications and media company, and Chief Executive Officer of SFR Group, a French mobile communications company. He has also served as a Board member of Philip Morris International Inc. (NYSE: PM) since December 2020, F5 Networks (NASDAQ: FFIV) since July 2018 and as a member of the Business Advisory Group of McLaren Technology Group since July 2018. He has previously served on the board of directors of Sprint. Mr. Combes holds a master’s degree from École Polytechnique, Télécom ParisTech and a Ph.D. from Paris Dauphine University. We believe that Mr. Combes is qualified to serve as a member of our board of directors because of his experience advising companies with respect to business strategy and his knowledge of the financial services industry.
Richard Costolo has served as a member of our board of directors since May 2021. Mr. Costolo has also served as the Co-Managing Partner and General Partner at 01 Advisors, a venture and advisory firm, since January 2018. Mr. Costolo was previously a Venture Partner at Index Ventures, a venture capital firm, from January 2016 to December 2016 and served as the CEO of Twitter, Inc., the online social networking and microblogging service, from October 2010 to July 2015. Mr. Costolo has been the founder and CEO of multiple startups, including FeedBurner, which was acquired by Google in 2007. Mr. Costolo holds a bachelor of science in computer science from the University of Michigan. We believe that Mr. Costolo is qualified to serve as a member of our board of directors because of his experience advising companies with respect to business strategy and leading a technology company.
Clara Liang has served as a member of our board of directors since May 2021 and as a director on the SoFi board of directors from October 2019 until May 2021. Ms. Liang is Vice President and head of geos at Airbnb, Inc. (“Airbnb”) (NASDAQ: ABNB), a community of millions of hosts who offer travel experiences in 220 countries and regions around the world. Prior to joining Airbnb, Ms. Liang served as Chief Product Officer at Jive Software, a provider of communication and collaboration products, and spent 11 years at International Business Machines Corporation (“IBM”) in a number of technology and professional services roles. Ms. Liang holds a bachelor of science in Symbolic Systems from Stanford University and a master of science in technology commercialization from the University of Texas at Austin. We believe that Ms. Liang is qualified to serve as a member of our board of directors because of her experience leading and scaling global technology companies.
Carlos Medeiros has served as a member of our board of directors since May 2021 and as a director on the SoFi board of directors from September 2020 until May 2021. Mr. Medeiros is a Partner at SoftBank and has been with SoftBank since 2019. Prior to joining SoftBank, Mr. Medeiros led the direct investment practice at VR Investments, a New York-based investment firm focused on long-term investment horizon, for seven years. Mr. Medeiros’ previous experience also includes investment banking at UBS. He is also a Board member of Bancar Technologies Limited, UK. Mr. Medeiros graduated from Fundação Getulio Vargas in Brazil with a focus on government and financial analysis, and he holds a master in business administration from Columbia Business School. We believe that Mr. Medeiros is qualified to serve as a member of our board of directors because of his experience advising companies with respect to business strategy and his knowledge of the financial services industry.
Harvey Schwartz has served as a member of our board of directors since May 2021. Mr. Schwartz is an investor, philanthropist and consultant and has served as an advisor to Super Set, a venture tech fund, since September 2018. Mr. Schwartz previously served as President and Co-Chief Operating Officer of Goldman Sachs from 2017 to April 2018 and also served as Chief Financial Officer of Goldman Sachs from 2016 to 2017. After joining Goldman Sachs in 1997, Mr. Schwartz served in various senior leadership roles, including Global Co-Head of the Securities Division, Head of Securities Division Sales, Head of North American Sales and Co-Head of the Americas Financing Group. He also served as a member of Goldman Sachs’ Management Committee and co-headed its Risk Committee, Steering Committee on Regulatory Reform and Finance Committee and established Goldman Sachs’ Investment Policy Committee, on which he also served as a member. Prior to Goldman Sachs, Mr. Schwartz spent a decade working at several other financial firms including at Citicorp from 1990 through 1997. Mr. Schwartz holds a bachelor of arts from Rutgers University and a master of business administration from Columbia University.

We believe that Mr. Schwartz is qualified to serve as a member of our board of directors because of his extensive experience in and knowledge of the financial services industry.
Clay Wilkes has served as a member of our board of directors since May 2021 and as a director on the SoFi board of directors from May 2020 until May 2021. Mr. Wilkes founded Galileo in 2000 and served as its Chief Executive Officer since its founding until June 2021. In June 2021, he transitioned to serve as the Vice Chairman of Galileo. Mr. Wilkes launched his professional career developing communications and operating systems for Sperry, IBM, and Novell, Inc. In 1994, Mr. Wilkes also founded I-Link, which developed Voice Over IP and the first switchless voice network. As Chief Executive Officer, Mr. Wilkes took I-Link public and authored patents for VOIP. Mr. Wilkes studied at the University of Oregon and Brigham Young University. We believe Mr. Wilkes is qualified to serve as a member of our board of directors because of his experience operating a financial technology company and as his engineering and technology background.
Magdalena Yeşil has served as a member of our board of directors since May 2021 and as a director on the SoFi board of directors from July 2018 until May 2021. Ms. Yeşil is a founder, entrepreneur, and venture capitalist of many technology companies. Ms. Yeşil is currently the co-founder and executive chair of Informed.IQ, an AI company that turns documents and data into decisions for the consumer finance industry. She is a former general partner at U.S. Venture Partners, a leading Silicon Valley venture capital firm, where she oversaw investments in more than 30 early-stage companies. Ms. Yeşil founded UUnet, CyberCash, Inc., and MarketPay Associates, LLC, some of the first companies dedicated to commercializing Internet access, e-commerce infrastructure, and electronic payments, which earned her the Entrepreneur of the Year title from Red Herring in 1997. She is also a founder of Broadway Angels, a group of female venture capitalists and angel investors. She is also a Board member of Smartsheet and Zuora and has previously served on the board of directors of salesforce.com, inc. (NYSE: CRM). Ms. Yeşil holds a bachelor of science and a master of science in electrical engineering from Stanford University. We believe that Ms. Yeşil is qualified to serve as a member of our board of directors because of her extensive experience leading and advising technology companies.
Board Composition
The board of directors will establish the authorized number of directors from time to time by resolution. The size of the board of directors is currently set at thirteen members. Pursuant to our Certificate of Incorporation and the Shareholders’ Agreement, the composition of the board of directors will consist of the following:
•One board seat initially filled by Anthony Noto, the Chief Executive Officer of SoFi Technologies, which will thereafter be designated, nominated and elected as contemplated by the Certificate of Incorporation and Bylaws;
•Three board seats that will be designated by certain existing investors for so long as the relevant existing investor holds in the aggregate an amount of shares of SoFi Technologies equal to (i) at least 50% of its percentage ownership of SoFi Technologies immediately following the Closing minus any of such existing investor’s shares of SoFi Technologies repurchased by SoFi Technologies pursuant to the Shareholders’ Agreement, or (ii) at least 5% of the then issued and outstanding shares of SoFi Technologies, including:
a.one board seat that will be designated by Red Crow and that is initially filled by Clay Wilkes,
b.one board seat that will be designated by QIA FIG Holding LLC and that is initially filled by Ahmed Al-Hammadi, and
c.one board seat that will be designated by Silver Lake Partners and that is initially filled by Michael Bingle;
and which will thereafter be designated, nominated and elected as contemplated by the Certificate of Incorporation and Bylaws;
•(A) Two board seats that will be designated by SoftBank Group Capital Limited for so long as SoftBank holds in the aggregate an amount of shares of SoFi Technologies equal to at least 50% of its percentage ownership of SoFi Technologies immediately following the Closing minus SoftBank’s shares of SoFi Technologies repurchased by SoFi Technologies pursuant to the Shareholders’ Agreement or the Share Repurchase Agreement, or (B) in the event the threshold in sub-clause (A) is not met, one board seat that will be designated by SoftBank for so long as SoftBank holds in the aggregate an amount of shares of SoFi Technologies (i) greater than or equal to 25% but less than 50% of its percentage ownership of SoFi Technologies immediately following Closing minus SoftBank’s shares of SoFi Technologies repurchased by SoFi pursuant to the Shareholders’ Agreement or the Share Repurchase Agreement, or (ii) at least 5% of the then issued and outstanding shares of SoFi Technologies, which are initially filled by Michel Combes and Carlos Medeiros, and which will thereafter be designated, nominated and elected as contemplated by the Certificate of Incorporation and Bylaws.
•(i) Two board seats that will be designated by SCH for so long as SCH holds in the aggregate an amount of shares of SoFi Technologies equal to at least 50% of its percentage ownership of SoFi Technologies immediately following the Closing and mutually agreed upon between us and SCH and which are initially filled by Richard Costolo and Ruzwana Bashir, or (ii) in the event the threshold set forth in sub-clause (a)(i) is not met, one of which will be designated by SCH for so long as SCH holds in the aggregate an amount of shares of SoFi Technologies equal to (x) at least 25% of its percentage ownership of SoFi Technologies immediately following the Closing or (y) at least 5% of the then issued and outstanding shares of SoFi Technologies;
•One board seat that will be filled by an independent director designated by Red Crow for so long as Red Crow holds in the aggregate an amount of shares of SoFi Technologies equal to at least 50% of its percentage ownership of SoFi Technologies immediately following the Closing, which is initially filled by Harvey Schwartz;
•One board seat that will be filled by an independent director designated by SoftBank for so long as SoftBank holds in the aggregate an amount of shares of SoFi Technologies equal to at least 50% of its percentage ownership of SoFi Technologies immediately following the Closing minus any of such existing investor’s shares of SoFi Technologies repurchased by SoFi Technologies pursuant to the Shareholders’ Agreement or the Share Repurchase Agreement and which is initially filled by Tom Hutton; and
•Three board seats that will be filled by individuals who were members of SoFi’s Board of Directors and which are initially filled by Steven Freiberg, Clara Liang and Magdalena Yeşil, in each case, which will thereafter be designated, nominated and elected as contemplated by the Certificate of Incorporation and Bylaws.
Each director will continue to serve as a director until the election and qualification of their successor, or until their earlier death, resignation, or removal.
When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the board of directors to satisfy its oversight responsibilities effectively in light of its business and structure, the board of directors expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.
Corporate Governance
Director Independence
As a result of our common stock being listed on Nasdaq, we must comply with the applicable rules of such exchange in determining whether a director is independent. We undertook a review of the independence of the individuals named above and have determined that each of Tom Hutton, Ahmed Al-Hammadi, Ruzwana Bashir, Mike Bingle, Michel Combes, Richard Costolo, Carlos Medeiros, Clara Liang and Magdalena Yeşil qualifies as “independent” as defined under applicable SEC rules and Nasdaq listing standards.

Committees of the Board of Directors
Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and standing committees. We have a standing audit and risk committee, compensation committee and nominating and corporate governance committee, each of which operates under a written charter.
Pursuant to the Shareholders’ Agreement, for so long as the each of the SoftBank Investors, Red Crow Investors and Silver Lake Investors (each as defined in our Certificate of Incorporation) is entitled to nominate a director nominee to serve on the board of directors, each of the SoftBank Investors, Red Crow Investors and Silver Lake Investors is entitled to designate a member to a standing committee of the board of directors of its choice (and in the case of SoftBank, for so long as it may designate two nominees to the board of directors it may designate one member to two such standing committees), subject in each case to applicable law and the qualification of the applicable designees as independent under Nasdaq rules. The Shareholders’ Agreement also provides that for so long as a nominee designated by the SoftBank investors is serving on the audit committee, compensation committee or nominating and corporate governance committee, such committee will have no fewer than four members.
In addition, from time to time, special committees may be established under the direction of the board of directors when the board deems it necessary or advisable to address specific issues. Our current copies of committee charters are posted on our website, www.sofi.com/investors, as required under applicable SEC rules and Nasdaq rules. The information on or available through such website is not deemed incorporated in this prospectus and does not form part of this prospectus.
Audit and Risk Committee
Our audit and risk committee consists of Tom Hutton, Clara Liang and Magdalena Yeşil, with Tom Hutton serving as the chair of the committee. Our board of directors has determined that each of these individuals meet the independence requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, Rule 10A-3 under the Exchange Act and applicable Nasdaq listing rules. We have determined that each member of our audit and risk committee meets the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq listing rules. In arriving at this determination, the board of directors has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.
The parties have determined that Tom Hutton qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of Nasdaq listing rules. In making this determination, the board of directors considered Tom Hutton’s formal education and previous and current experience in financial and accounting roles. The independent registered public accounting firm and management periodically will meet privately with the audit and risk committee.
The audit and risk committee’s responsibilities include, among other things:
•appointing, compensating, retaining, evaluating, terminating and overseeing the independent registered public accounting firm;
•discussing with the independent registered public accounting firm their independence from management;
•reviewing with the independent registered public accounting firm the scope and results of their audit;
•pre-approving all audit and permissible non-audit services to be performed by the independent registered public accounting firm;
•overseeing the financial reporting process and discussing with management and the independent registered public accounting firm the interim and annual financial statements that SoFi Technologies files with the SEC;
•reviewing and monitoring accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

•establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.
We believe that the composition and functioning of the audit and risk committee meets the requirements for independence under applicable Nasdaq listing standards.
Compensation Committee
Our compensation committee consists of Michael Bingle, Richard Costolo, Clara Liang and Carlos Medeiros, with Mike Bingle serving as the chair of the committee. The board of directors determined that each of these individuals is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act. The board of directors determined that Clara Liang, Richard Costolo, Carlos Medeiros and Mike Bingle are “independent” as defined under applicable Nasdaq listing standards, including the standards specific to members of a compensation committee.
The compensation committee’s responsibilities include, among other things:
•reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the performance of the Chief Executive Officer in light of these goals and objectives and setting or making recommendations to the board of directors regarding the compensation of the Chief Executive Officer;
•reviewing and setting, or making recommendations to the board of directors regarding, the compensation of other executive officers;
•making recommendations to the board of directors regarding the compensation of directors;
•reviewing and approving, or making recommendations to the board of directors regarding, incentive compensation and equity-based plans and arrangements; and
•appointing and overseeing any compensation consultants.
We believe that the composition and functioning of the compensation committee meets the requirements for independence under applicable Nasdaq listing standards.
Nominating and Corporate Governance Committee
The nominating and corporate governance committee consists of Tom Hutton and Magdalena Yeşil, with Magdalena Yeşil serving as the chair of the committee. The board of directors has determined that each of these individuals is “independent” as defined under applicable SEC rules and Nasdaq listing standards.
The nominating and corporate governance committee’s responsibilities include, among other things:
•identifying individuals qualified to become members of the board of directors, consistent with criteria approved by the board of directors;
•recommending to the board of directors the nominees for election to the board of directors at annual meetings of stockholders;
•overseeing an evaluation of the board of directors and its committees; and
•developing and recommending to the board of directors a set of corporate governance guidelines.
We believe that the composition and functioning of the nominating and corporate governance committee meets the requirements for independence under current Nasdaq listing standards.
The board of directors may from time to time establish other committees.

Code of Ethics
We have a code of ethics that applies to all of our executive officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics is available on our website, http://sofi.com/investors. We intend to make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website rather than by filing a Current Report on Form 8-K.
Compensation Committee Interlocks and Insider Participation
None of the members of the compensation committee is currently or has been at any time one of our officers or employees. No executive officer currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity, other than SoFi Technologies, that has one or more executive officers serving as a member of our board of directors.

COMPENSATION DISCUSSION AND ANALYSIS
This section discusses the material components of the executive compensation program that are paid, awarded to, or earned by our named executive officers (the “NEOs”), which consist of the following persons:
•Anthony Noto, Chief Executive Officer;
•Christopher Lapointe, Chief Financial Officer;
•Maria Renz, EVP & Group Business Unit Leader — Money, Invest & Credit Card;
•Michelle Gill, EVP & Group Business Unit Leader — Lending & Capital Markets; and
•Jennifer Nuckles, EVP & Group Business Unit Leader — Relay, Protect, Lantern, Content, At Work & Partnerships
Historical Compensation Decisions
Compensation Philosophy and Objectives
Our compensation program is designed to attract, retain and motivate talented, deeply qualified and committed individuals who believe in SoFi’s mission, while rewarding employees for long-term value creation. In furtherance of this objective, our compensation programs focus on paying for performance where executive compensation is aligned to SoFi’s performance, in addition to individual contribution and impact. In addition, our equity program aligns executive compensation to the long-term interests of our shareholders by aligning executive compensation to the performance of SoFi.
Our executive compensation philosophy seeks to promote a long-term commitment to the Company by our executives. We believe that there is great value to the Company in having a team of long-tenured, seasoned managers. Our team-focused culture and management processes are designed to foster this commitment. In addition, we rely on 100% service-based vesting to reinforce this long-term orientation.
While we are still evolving our programs and practices, we strive for a fair, competitive, transparent and equitable approach in recognizing and rewarding our executives. We take a principled approach in providing fair, relevant and competitive compensation and benefits to a dynamic workforce with diverse needs. For our executives, we aim to balance short-term versus long-term compensation and fixed amounts of cash with variable incentive compensation. In furtherance of this goal, we provide the following forms of compensation to our executives:
Base Pay:   We provide a competitive fixed amount of cash compensation based on the executive’s role, prior experience and expected contributions to SoFi.
Cash Incentive Compensation:   We additionally provide cash-based incentives that are tied to specific company metrics and are aligned to our annual company priorities, with the payout opportunity based on company and individual performance.
Long-Term Equity Compensation:   The most significant portion of compensation for our executives is provided in the form of stock options and restricted stock units. This long-term incentive aligns executive compensation to our shareholders’ interests while helping attract and retain talented leaders by paying for performance.
Change of Control and Severance Benefits:   We believe it is important to offer severance and change of control benefits to certain key executives that are in line with our view of market practice such that we may maintain a competitive advantage in hiring and retaining top talent.
Employee Benefit and Wellness Programs:   We offer our executives the same health and wellness programs as all other employees. In addition, executives are eligible to enroll in the same program as all other employees. We think this benefit and retirement package assists us in retaining top executive talent.

When designing our compensation program, we considered the competitive market for corresponding positions within comparable geographic areas and companies of similar size and stage of development operating in our industry. This informal consideration was based on the general knowledge of our Chief Executive Officer regarding the compensation given to some of the executive officers of other companies in our industry through informal discussions with recruiting firms, research and informal benchmarking against their personal knowledge of the competitive market. Our Chief Executive Officer, in consultation with the compensation committee, approved compensation decisions for each executive officer on an individual basis after a thorough discussion of various factors, including any informal knowledge or data in his possession.
As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. Over time, we intend to transition to a more empirically-based approach that involves benchmarking against peer companies. Accordingly, the compensation paid to our NEOs for fiscal year 2020 is not necessarily indicative of how we will compensate our NEOs after the Business Combination.
Compensation Committee Procedures
The compensation committee and the board of directors meet outside the presence of all of our executive officers (other than Clay Wilkes, chief executive officer of Galileo, as he is also a member of our board of directors and reports directly to the Chief Executive Officer), including our NEOs, to consider appropriate compensation for our Chief Executive Officer. Following the Business Combination, the compensation committee intends to adopt a policy that would, among other things, prohibit members of such committee from voting on compensation matters of individuals to whom such members report. This policy is intended to align with the Company’s policy of ensuring objective and fair decisions on matters of compensation.
The compensation committee meets outside the presence of all NEOs except our Chief Executive Officer to consider appropriate compensation for all other NEOs. Our Chief Executive Officer reviews annually each NEO’s performance and approves appropriate base salary, cash performance awards and grants of long-term equity incentive awards for all other NEOs. The compensation committee is required to approve new grants of long-term equity incentive awards exceeding 200,000 shares in any twelve-month period for a single NEO. The compensation committee also annually analyzes our Chief Executive Officer’s performance and determines his base salary, cash performance awards and grants of long-term equity incentive awards based on its assessment of his performance, such assessment is performed with input from compensation consultants as engaged by the compensation committee. The compensation committee’s determinations with respect to our Chief Executive Officer’s performance are subject to approval from our board of directors. In order to ensure that we continue to remunerate our executives appropriately, the compensation committee has retained Compensia, Inc. (“Compensia”) as its independent compensation consultant to review its policies and procedures with respect to executive compensation. Compensia assists the Chief Executive Officer, our People Team and the compensation committee by providing comparative market data on compensation practices and programs based on an analysis of peer competitors and by providing guidance on industry best practices; however, the Company has not yet undergone a formal peer group study to compare our current compensation practices. The compensation committee retains the right to modify or terminate its relationship with Compensia or select other outside advisors to assist the compensation committee in carrying out its responsibilities. No other services have yet been provided by Compensia to the Company.
Annual Say-on-Pay Vote on Executive Compensation
The board of directors has not yet been required to solicit a non-binding stockholder advisory vote on the compensation of our NEOs (the “Say-on-Pay Vote”). However, SoFi Technologies will solicit a Say-on-Pay Vote in accordance with applicable law at its first Annual Meeting. Our board of directors will consider the outcome of the Say-on-Pay Vote when making compensation decisions for our NEOs in the future.
The Company has determined that any risks arising from its compensation programs and policies are not reasonably likely to have a material adverse effect on the Company. The Company’s compensation programs and policies mitigate risk by combining performance-based, long-term compensation elements with payouts that are highly correlated to the value delivered to stockholders. The combination of performance measures for annual bonuses and the equity compensation programs, as well as the multiyear vesting schedules for equity awards, encourage executives to maintain both a short and a long-term view with respect to Company performance.
Elements of Compensation
Our current executive compensation program, which was set by our compensation committee, consists of the following:
Base Pay
The principle form of compensation of our executive officers is in the form of equity grants, principally stock options and restricted stock units. Nevertheless, base salary forms a critical component of compensation of our executive officers. The base pay for each NEO is intended to provide a fixed amount of cash compensation that is based on the executive’s individual role, experience and expected contributions. Base salary is also designed to provide our executive officers with steady cash flow during the course of the fiscal year that is not contingent on short-term variations in our corporate performance. Our Chief Executive Officer and compensation committee determine market-level compensation for base salaries based on benchmark data provided by external market data firm Radford in addition to our executives’ experience in the industry with reference to the base salaries of similarly-situated executives in other companies of similar size and stage of development operating in our industry.
With these principles in mind, base salaries are reviewed during the fourth quarter of the fiscal year by our Chief Executive Officer, in collaboration with our People Team and compensation committee. In past years, our Chief Executive Officer, and the board of directors with respect to the Chief Executive Officer, approved certain changes to base salary. The Chief Executive Officer reviewed the performance of the other NEOs using relevant Radford market data made available to him during the past year to set the executive compensation package for each executive officer for the coming year based on such data and in light of our compensation objectives.
The base salaries paid to our NEOs in fiscal year 2020 are set forth in the “Executive Compensation — 2020 Summary Compensation Table” below.
Cash Incentive Compensation
We offer annual cash incentives to our executives, which are tied to specific Company metrics that are aligned to our annual Company priorities. The payout opportunity for each executive officer is based on both Company and individual performance as determined by the Chief Executive Officer, except in the case of the Chief Executive Officer, in which case our compensation committee makes a recommendation to the board of directors for such determination. Our Chief Executive Officer, in his discretion, approves awards of cash bonuses to our executive officers, other than himself. In the case of cash awards to our Chief Executive Officer, the board of directors has the authority and discretion to award an annual cash bonus.
At the commencement of an executive officer’s employment with us, a target level of bonus compensation is determined that is structured as a percentage of such executive officer’s annual base salary. This target level of bonus can be adjusted based on a change in scope or as part of a compensation target adjustment. Depending upon company and individual performance, an executive officer may ultimately receive more or less than his or her target bonus amount.
Key company performance objectives, or “Company Priorities”, set by the company on an annual basis are weighted to determine company-wide bonus funding, including the funding for the annual incentives for our executive officers. In determining the appropriate weight to apply with respect to each Company Priority, our Chief Executive Officer and compensation committee consider the performance metrics that he or they believe are most impactful to our overall corporate performance. These “Company Priorities” are weighted by our Chief Executive Officer to guide the funding of the bonus pool from which we pay our bonuses to our executive officers. For purposes of funding the bonus pool, we determine the actual performance for each Company Priority to be at least 50% and we determine each Company Priority’s target as fully satisfied to the extent 80% of such Company Priority’s Target Performance is deemed actually achieved. When actual performance is less than 80% of the Target Performance or in excess of 100% of the Target Performance, the Chief Executive Officer and our compensation committee, in their discretion, determine the amount by which the performance condition for such Company Priority is satisfied and, ultimately, the amount of our bonus pool that is funded.
The table below sets forth for 2020 for each Company Priority: the weight distribution and target performance objectives set by us, the actual performance achieved, and the payout determination made by the Chief Executive Officer and compensation committee in their discretion.

Company Priority	Weighting	Target Performance	Actual Performance	Achievement	Payout	Weighted Payout
Adjusted Net Revenue ($ in millions)	30%	$593	$621	105%	118%	35%
Adjusted EBITDA ($ in millions)	30%	$(90)	$(45)	150%	150%	45%
Change in NPS(1)	13.33%	35	(4)	(11)%	50%	7%
Net New Total Members	13.33%	750,000	874,412	117%	122%	16%
Net New Total Multi-Product Members	13.33%	175,000	313,983	179%	163%	22%
Total	100.00%					125%
_____________________
(1)“NPS” is defined as “Net Promoter Score” and is a metric commonly used to measure the loyalty or satisfaction of customers to a company or a particular product. NPS scores are measured with a single question survey and are reported with a number ranging from -100 to +100, with a higher score being desirable. Our NPS question is aimed at discerning our general brand perception and whether or not the survey participants, who are self-stated SoFi members, would recommend us to a friend or colleague. Our NPS is used by us as an indicator of the satisfaction of our members relative to the satisfaction of our competitors' customers with our competitors.
Our Chief Executive Officer has the discretion to determine each of our executive officers’ bonus payment amount, other than for himself, which determination is made by the board of directors in its discretion, based upon his subjective evaluation of the impact of his or her performance on the overall Company Priorities. In addition, our Chief Executive Officer may adjust bonuses upwards or downwards due to extraordinary or nonrecurring events, such as significant financings, equity offerings or acquisitions, or for any other reason in his discretion. Because of this, our Chief Executive Officer retains discretion over the ultimate annual bonus payments to each executive officer, other than himself, in which case our board of directors retains such discretion. We believe that establishing cash bonus opportunities helps us attract and retain qualified and highly skilled executives. These annual bonuses are intended to reward executive officers who have a positive impact on corporate results.
During 2020, our Chief Executive Officer established the target percentage amounts for the cash bonuses for each of our NEOs other than himself. For all of fiscal year 2020, Mr. Noto and Ms. Gill were eligible to receive an annual cash bonus target of 100% of their respective base salaries. Mr. Lapointe was eligible to receive an annual cash bonus target of 80% of his base salary from the beginning of 2020 through his appointment as Chief Financial Officer on September 14, 2020, after which he was eligible to receive an annual cash bonus target of 100% of his adjusted base salary as Chief Financial Officer. Additionally, Mr. Lapointe received a discretionary bonus of $25,000 per month while in his role as interim Chief Financial Officer, which resulted in six monthly payments between April 1, 2020 and September 14, 2020. Ms. Renz, who began employment on March 11, 2020, was eligible to receive quarterly cash bonuses of a minimum of 100% of her base salary for her first year. Beginning in fiscal year 2021, Ms. Renz will be eligible to receive an annual cash bonus target of 100% of her base salary. Ms. Nuckles was eligible to receive an annual cash bonus target of 80% of her fiscal year 2020 base salary from the beginning of the year through her appointment to Executive Vice President on March 11, 2020, after which she was eligible to receive an annual cash bonus target of 100% of her adjusted base salary as Executive Vice President. The bonuses received by each NEO are reflective of the Company-wide bonus multiple, which reflects the funded status of our bonus pool, as applied to their respective eligible bonus targets.
For additional information, including the amounts paid for each named executive officer, please see the 2020 Summary Compensation Table below under “— Executive Compensation.”

Long-Term Equity-Based Compensation
The most significant portion of compensation for executives is delivered in the form of stock options and restricted stock units, or RSUs. This long-term equity incentive aligns our executives’ compensation to our shareholders’ interests while helping attract and retain talented leaders and furthers our compensation objective of paying for performance.
Generally, each executive officer is provided with an equity grant in the form of RSUs when they join our Company based upon his or her position with us and his or her relevant prior experience. These inducement grants generally vest over the course of four years with 25% of the shares vesting on the first anniversary of the vesting commencement date and the remainder of the shares vesting quarterly in equal installments over the next 12 quarters. While the vesting schedule noted is typical, RSUs have been issued to executives with alternative schedules. These alternative schedules include, but are not limited to, vesting at a rate of 20% after one year from vesting commencement date then monthly over an additional four years, and vesting at a rate of 25% after one year from the vesting commencement date then monthly over an additional three years. Prior to 2019, we also awarded non-qualified stock options to certain executive officers, which vest either at a rate of 20% after one year from the vesting commencement date then monthly over an additional four years, or 25% after one year from the vesting commencement date then monthly over an additional three years. Our decision to transition from granting stock options to RSUs was made at the determination of the Chief Executive Officer. In making such determination, the Chief Executive Officer relied on professional insight and personal knowledge of competing companies, ultimately determining that granting stock options was no longer appropriate at the time because of our stage of development. In certain circumstances, the stock options may have been issued at exercise prices above the fair value of our common stock at the time of grant. In all events, these equity incentive awards encourage executive longevity and compensate our executive officers for their contribution to our success over a period of time. In addition to RSUs or non-qualified stock options granted upon commencement of employment with us, our compensation committee may grant additional equity awards to retain our executives and to recognize the achievement of Company Priorities and individual goals and/or strong individual performance.
On May 14, 2020, certain employees, including executive officers, were given the option to exchange certain unvested options to purchase SoFi common stock for unvested RSUs. The purpose of this tender was to offer longer-tenured employees who received options as part of their compensation package an opportunity to receive RSUs. As a result of this tender, Ms. Gill participated in the offer and was granted 418,295 RSUs.
See the “Executive Compensation — 2020 Grants of Plan-Based Awards” table as well as “Executive Compensation — Executive Offer Letters/Agreements” for additional information.
Other Executive Benefits and Perquisites
We provide the following benefits to our executive officers on the same basis as other eligible employees:
•health insurance;
•vacation, personal holidays and sick days;
•life insurance and supplemental life insurance;
•short-term and long-term disability; and
•a 401(k) plan.
We believe these benefits are generally consistent with those offered by other companies and specifically those companies with which we compete for employees.
Pay Mix
We utilize the particular elements of compensation described above because we believe that collectively these elements provide a well-proportioned mix of secure compensation, retention value and at-risk compensation that produces short-term and long-term performance incentives and rewards. By following this approach, we provide the executive a measure of security in the minimum expected level of compensation, while motivating the executive to focus on business metrics that will produce a high level of short-term and long-term performance for the Company and long-term wealth creation for the executive, as well as reducing the risk of recruitment of top executive talent by competitors. The mix of metrics used for our annual performance bonus and long-term incentive program likewise provides an appropriate balance between short-term financial performance and long-term financial and stock performance.
For certain executives, the mix of compensation is weighted toward at-risk pay (annual incentives and long-term equity incentives). Our cash consideration pay mix is generally equally weighted for performance versus base pay. Our equity program aligns executive compensation to the long-term interests of our stockholders while encouraging them to think and act like owners. Maintaining this pay mix results fundamentally in a pay-for-performance orientation for our executives, which is aligned with our stated compensation philosophy of providing compensation commensurate with performance.
2021 Stock Option and Incentive Plan
Effective upon the completion of the Business Combination, we implemented the 2021 Stock Option and Incentive Plan for SoFi Technologies, Inc., or “2021 Plan”. Our 2021 Plan allows for the grant of equity incentives, such as grants of stock options, restricted stock, restricted stock units and stock appreciation rights.
Employment Agreements and Severance and Change of Control Benefits
We believe that a strong, experienced management team is in the best interests, and is essential to the success, of the company and our stockholders. The agreements that we entered into with the NEOs at the time of their engagement were designed to minimize employment security concerns arising in the course of negotiating and completing a significant transaction such as the Business Combination. These benefits, which are generally payable only if the executive is terminated by the company without cause or the executive resigns for good reason, both in connection with a change in control and without, are enumerated and quantified in “Executive Compensation — Potential Payments Upon Termination or Change of Control”.
Section 409A Considerations
Section 409A of the Code, affects the manner by which deferred compensation opportunities are offered to our employees because Section 409A requires, among other things, that “non-qualified deferred compensation” be structured in a manner that limits employees’ abilities to accelerate or further defer certain kinds of deferred compensation. We intend to operate our existing compensation arrangements that are covered by Section 409A in accordance with the applicable rules thereunder, and we will continue to review and amend our compensation arrangements where necessary to comply with Section 409A.
Tax Considerations
For income tax purposes, publicly-traded companies may be prohibited from deducting employee enumeration in excess of $1 million to certain “covered employees”, which may include certain named executives, including, but not limited to, the chief executive officer and chief financial officer, under Section 162(m) of the Code. Even if Section 162(m) may limit the compensation deduction, the board of directors and the Company believe our compensation practices should be designed to help the Company meet established goals and objectives. While we will consider the impact of Section 162(m), we intend to continue to compensate our named executives in a manner that is in the best interest of our stockholders and reserve the right to make compensation decisions that may not be deductible under Section 162(m) where the Company determines the compensation to be appropriate.

The Compensation Committee
Our compensation committee is comprised of the following members of our board of directors:
Michael Bingle, Chair
Richard Costolo
Clara Liang
Carlos Medeiros

EXECUTIVE COMPENSATION
2020 Summary Compensation Table
The following table sets forth certain information with respect to compensation for the year ended December 31, 2020 earned by, awarded to or paid to our NEOs.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Total ($)
Anthony Noto	2020	215,342	—	52,118,397	1,200,000	53,533,739
Chief Executive Officer
Christopher Lapointe	2020	379,781	150,000	9,376,800	675,000	10,581,581
Chief Financial Officer
Maria Renz	2020	363,699	450,000	14,528,160	34,375	15,376,234
EVP & Group Business Leader – Money, Invest & Credit Card
Michelle Gill	2020	500,000	—	12,937,052	675,000	14,112,052
EVP & Group Business Leader – Lending & Capital Markets
Jennifer Nuckles	2020	390,437	—	3,229,120	485,000	4,104,557
EVP & Group Business Leader – Relay, Protect, Lantern, Content, At Work & Partnerships
___________________
(1)In May 2020, Mr. Noto voluntarily forfeited his salary for the remainder of the fiscal year in response to the global COVID-19 pandemic and macroeconomic uncertainty. In September 2020, Mr. Lapointe was appointed as Chief Financial Officer, his annual salary increased to $450,000. In March 2020, Ms. Nuckles was promoted to Executive Vice President & Group Business Leader — Relay, Protect, Lantern, Content, At Work & Partnerships, for which her annual salary increased to $400,000.
(2)Includes the amount of discretionary bonuses paid in 2020. Mr. Lapointe served as interim Chief Financial Officer from April 1, 2020 through September 13, 2020, for which he received a discretionary bonus of $25,000 per month. Ms. Renz, who began employment on March 11, 2020, participated in the company’s quarterly bonus plan for the first fiscal year of service and was eligible to receive quarterly cash bonuses of a minimum of 100% of her base salary for her first year of employment, which is not prorated for the portion of the year she was employed.
(3)Represents the aggregate grant date fair value of RSUs granted to the NEOs for fiscal year 2020, as calculated in accordance with ASC 718, Compensation — Stock Compensation, and disregarding any estimate of forfeitures related to service-based vesting conditions. For Ms. Gill, a portion of the stock awards granted during 2020 were associated with a tender offer for certain employees to exchange stock options for RSUs. The canceled stock options were granted to Ms. Gill in prior years. There was no incremental fair value obtained by Ms. Gill based on the modification. See “— Equity Compensation — 2011 Stock Plan” for additional information on the modification.
(4)Includes annual cash incentive bonuses earned by the NEOs for fiscal year 2020 and paid in March 2021. Annual cash bonuses are awarded based on achievement of Company Priorities and individual performance goals in 2020. The 2020 annual cash incentive bonus determinations are described in more detail below under “— Annual Cash Bonuses”. The amount that Ms. Renz is receiving above 100% of her base salary is reflected as non-equity incentive plan compensation.

2020 Grants of Plan-Based Awards
The following table sets forth certain information with respect to grants of 2011 Stock Plan-based awards for the year ended December 31, 2020 with respect to our NEOs.

				Estimated Future Payouts Under Non-Equity Incentive Plan Awards		Non-Incentive Stock Awards: Number of Shares of Stock	Grant Date Fair Value of Stock Awards ($)(4)
Name and Principal Position	Type of Award	Grant Date(1)		Target ($)(2)	Maximum ($)(3)
Anthony Noto	Time-Vesting RSU	3/11/2020		—	—	1,088,514	12,202,242
Chief Executive Officer	Time-Vesting RSU	12/16/2020	(5)	—	—	2,165,825	39,916,155
	Annual Bonus	—		600,000	1,200,000	—	—
Christopher Lapointe	Time-Vesting RSU	2/3/2020		—	—	80,000	896,800
Chief Financial Officer	Time-Vesting RSU	11/2/2020	(5)	—	—	500,000	8,480,000
	Annual Bonus	—		330,628	—	—	—
Maria Renz	Time-Vesting RSU	3/11/2020		—	—	1,296,000	14,528,160
EVP & Group Business Leader – Money, Invest & Credit Card	Quarterly Bonus	—		450,000	—	—	—
Michelle Gill	Time-Vesting RSU	4/1/2020	(6)	—	—	418,295	5,065,552
EVP & Group Business Leader – Lending & Capital Markets	Time-Vesting RSU	6/23/2020		—	—	450,000	5,449,500
	Time-Vesting RSU	6/23/2020		—	—	200,000	2,422,000
	Annual Bonus	—		500,000	—	—	—
Jennifer Nuckles	Time-Vesting RSU	2/3/2020		—	—	72,000	807,120
EVP & Group Business Leader – Relay, Protect, Lantern, Content, At Work & Partnerships	Time-Vesting RSU	4/17/2020	(7)	—	—	200,000	2,422,000
	Annual Bonus	—		377,049	—	—	—
___________________
(1)For additional information on the awards granted during fiscal year 2020, including vesting commencement date and vesting conditions, see “— Outstanding Equity Awards at 2020 Fiscal Year-End”.
(2)Estimated future payouts under non-equity incentive plan awards reflect the NEO’s target for their full year of service in fiscal year 2020 determined on the NEO’s base salary and bonus target in effect throughout the fiscal year. The base salary and bonus target for Mr. Lapointe and Ms. Nuckles changed during fiscal year 2020. Mr. Lapointe’s target is prorated with a base salary of $350,000 and annual target bonus of 80% from January 1, 2020 through September 13, 2020 and with a base salary of $450,000 and annual target bonus of 100% from September 14, 2020 through December 31, 2020. Ms. Nuckles’ target is prorated with a base salary of $350,000 and annual target bonus of 80% from January 1, 2020 through March 10, 2020 and with a base salary of $400,000 and annual target of 100% from March 11, 2020 through December 31, 2020.
(3)Generally, our non-equity incentive plan awards do not establish a threshold or maximum. Mr. Noto is subject to a maximum payout under non-equity incentive plan awards of 200% of base pay.
(4)Represents the grant date fair value of RSUs granted to the NEOs, as calculated in accordance with ASC 718, Compensation — Stock Compensation, the assumptions of which are set forth in Note 12 to the Notes to Consolidated Financial Statements included elsewhere in this prospectus for awards granted prior to September 30, 2020 and which are set forth separately herein for awards granted during the fourth quarter of 2020.
(5)On November 2, 2020, Mr. Lapointe was granted 500,000 RSUs in conjunction with his appointment to Chief Financial Officer, which had a vesting commencement date beginning with his appointment on September 14, 2020. The board of directors approved a grant of 2,165,825 RSUs in December 2020 to Mr. Noto. During the fourth quarter of 2020, we valued our common stock on a monthly basis. A common stock transaction that closed in December 2020, which was in close proximity to the Business Combination, served as the key input for the fair value of our common stock for RSU grants made during the fourth quarter of 2020. Additionally, we decreased the assumed discount for lack of marketability throughout the fourth quarter of 2020, corresponding with our decreased time to liquidity assumption throughout the quarter, as we became more certain about the possibility of entering into the Business Combination over time. The grant date fair value of our common stock at the grant date of Mr. Lapointe’s award was $16.96 and the grant date fair value of our common stock at the grant date of Mr. Noto’s award was $18.43.

(6)In April 2020, the RSUs granted to Ms. Gill were associated with a tender offer for certain employees to exchange stock options for RSUs. The canceled stock options were granted to Ms. Gill in prior years. There was no incremental fair value obtained by Ms. Gill based on the modification. See “— Equity Compensation — 2011 Stock Plan” for additional information on the modification.
(7)Ms. Nuckles was granted 200,000 RSUs upon her promotion to Executive Vice President.
Executive Offer Letters/Agreements
Anthony Noto
On January 23, 2018, SoFi and Anthony Noto entered into an employment agreement, which was subsequently amended effective February 26, 2018 (the “Noto Agreement”), to serve as SoFi’s Chief Executive Officer, providing for an initial base salary of $600,000 and an annual target bonus opportunity equal to 100% of Mr. Noto’s base salary with a maximum bonus opportunity of 200% of base salary, subject to the achievement of individual and company performance metrics. For Mr. Noto’s first year of service, the incentive bonus was guaranteed to be no less than 100% of achievement levels. In connection with the execution of the Noto Agreement, SoFi granted Mr. Noto the following: (i) an option to purchase 3,000,000 shares of SoFi common stock with an exercise price of $10.78, which option is immediately exercisable and vests 20% on the first anniversary of the vesting commencement date and 1/60th monthly thereafter; (ii) an option to purchase 3,700,000 shares of SoFi common stock with an exercise price of $17.18, which option is immediately exercisable and vests 20% on the first anniversary of the vesting commencement date and 1/60th monthly thereafter; and (iii) RSUs to vest 3,500,000 shares of SoFi common stock, which vest 20% on the first anniversary of the vesting commencement date and 1/60th monthly thereafter. In addition, as a condition to entering into the Noto Agreement, Mr. Noto is subject to SoFi’s standard confidential information and invention assignment agreement.
On March 11, 2020, the board of directors approved for Mr. Noto an RSU grant to vest 1,088,514 shares of SoFi common stock, subject to quarterly time-based vesting that vest 1/20th on each quarterly anniversary following the vesting commencement date.
On December 16, 2020, the board of directors approved for Mr. Noto an RSU grant to vest 2,165,825 shares of SoFi common stock that vest beginning on March 14, 2023 and are subject to quarterly time-based vesting thereafter according to the following schedule: 975,835 RSUs vest quarterly in four tranches in fiscal 2023 and the remaining RSUs vest quarterly in four tranches in fiscal 2024.
In the event of a financing or offering (including certain public offerings) of the company’s equity, Mr. Noto has the right to purchase, on the same terms as apply to other purchasers, up to that number of shares or securities such that, assuming maximum participation in each transaction, Mr. Noto’s percentage ownership of the Company’s fully diluted capitalization would be no less after the final closing of such transaction than it was immediately prior to such transaction.
The Noto Agreement provides for payments due upon the occurrence of a Qualifying Termination and/or Change of Control. See “— Potential Payments Upon Termination or Change of Control” below for details.
Christopher Lapointe
On May 12, 2018, SoFi and Christopher Lapointe entered into an offer letter, which was subsequently amended on May 29, 2018 (the “Lapointe Offer Letter”), to serve as SoFi’s Vice President, Head of Business Operations, providing for an initial base salary of $300,000 and a quarterly target bonus opportunity of 70% of his base salary, based on company and individual performance. Beginning in 2019, Mr. Lapointe has been eligible to participate in the Company’s annual bonus plan. Mr. Lapointe received an RSU grant to vest 250,000 shares of SoFi common stock, which vested 25% on the first anniversary of the vesting commencement date and in 16 equal quarterly increments thereafter. Mr. Lapointe’s RSU award is subject to Mr. Lapointe’s continued service with SoFi. Mr. Lapointe also received a $173,000 sign-on bonus, subject to a 24-month repayment period. In addition, as a condition to entering into the Lapointe Offer Letter, Mr. Lapointe is subject to SoFi’s standard confidential information and invention assignment agreement.
On June 8, 2019, Mr. Lapointe received an increase in base salary to $350,000 and an annual target bonus opportunity of 80% of his base salary based on a market adjustment.

On April 1, 2020, Mr. Lapointe was appointed interim Chief Financial Officer. In connection with this appointment, Mr. Lapointe received a monthly discretionary bonus of $25,000 through September 2020.
On September 14, 2020, Mr. Lapointe was appointed Chief Financial Officer, which provided for an increase in base salary to $450,000 and an annual target bonus opportunity of 100% of his base salary based on company and individual performance. Mr. Lapointe also received an RSU grant to vest 500,000 shares of SoFi common stock, subject to quarterly time-based vesting that results in combined vesting of: 20,096 during fiscal year 2020; 74,039 during fiscal year 2021; 105,288 during fiscal year 2022; 139,039 during fiscal year 2023; and 161,538 during fiscal year 2024. The RSU award is subject to Mr. Lapointe’s continued service with SoFi.
On January 18, 2021, SoFi’s Board granted Mr. Lapointe 157,857 RSUs, which shall vest as to 1/16th on March 14, 2021 and 1/16th quarterly thereafter, subject to Mr. Lapointe’s continued service with SoFi.
Mr. Lapointe’s grant agreements provide for payments due upon the occurrence of a Qualifying Termination and/or Change of Control. See “— Potential Payments Upon Termination or Change of Control” below for details.
Michelle Gill
On April 12, 2018, SoFi and Michelle Gill entered into an offer letter (the “Gill Offer Letter”) to serve as SoFi’s Chief Financial Officer, providing for an initial base salary of $500,000 and an annual target bonus opportunity of 100% of her base salary based on company and individual performance. In connection with the execution of the Gill Offer Letter, the Company granted Ms. Gill the following: (i) an option to purchase 1,150,000 shares of SoFi common stock with an exercise price of $10.78, which option is immediately exercisable and vests 25% on the first anniversary of the vesting commencement date and 1/48th monthly thereafter; (ii) an option to purchase 1,400,000 shares of SoFi common stock with an exercise price of $17.18, which option is immediately exercisable and vests 25% on the first anniversary of the vesting commencement date and 1/48th monthly thereafter; and (iii) RSUs to vest 1,350,000 shares of SoFi common stock, which vest 25% on the first anniversary of the vesting commencement date and 1/48th monthly thereafter. In addition, as a condition to entering into the Gill Offer Letter, Ms. Gill is subject to SoFi’s standard confidential information and invention assignment agreement.
On April 1, 2020, Ms. Gill was appointed Executive Vice President and Group Business Leader, Lending & Capital Markets. Ms. Gill’s base salary and annual bonus target remained unchanged. On June 23, 2020, Ms. Gill received two RSU grants to vest 200,000 shares and 450,000 shares of SoFi common stock. The grant of RSUs to vest 200,000 shares of SoFi common stock vests as to 50,000 on each of the first two quarterly anniversaries of the vesting commencement date and 25,000 on each of the four quarterly anniversaries thereafter. The grant of RSUs to vest 450,000 shares of SoFi common stock vests as to 1/8th on each quarterly anniversary of the initial vest date. The vesting of the RSU awards is subject to Ms. Gill’s continued service with SoFi.
On January 18, 2021, SoFi’s Board granted Ms. Gill 401,421 RSUs, subject to quarterly time-based vesting that results in combined vesting of: 171,321 during fiscal year 2022; 83,850 during fiscal year 2023; and 146,250 during fiscal year 2024, subject to Ms. Gill’s continued service with SoFi through each applicable vesting date.
The Gill Agreement provides for payments due upon the occurrence of a Qualifying Termination and/or Change of Control. See “— Potential Payments Upon Termination or Change of Control” below for details.
Maria Renz
On February 14, 2020, SoFi and Ms. Renz entered into an offer letter (the “Renz Offer Letter”) to serve as an Executive Vice President, which provides for an initial base salary of $450,000 and an annual target bonus opportunity of 100% of Ms. Renz’s base salary based on company and individual performance. For Ms. Renz’s first fiscal year of employment, Ms. Renz participates in a quarterly bonus plan and is guaranteed to receive a minimum bonus at 100% of her base salary that is not prorated for the portion of the year she is employed. Effective January 1, 2021, Ms. Renz became eligible to instead participate in the annual bonus plan, with a target bonus opportunity of 100% of her base salary and no guaranteed minimum. Ms. Renz received an RSU grant to vest 1,296,000 shares of SoFi common stock, which vest 25% on the first anniversary of the vesting commencement date and 1/16th thereafter, quarterly. The Renz Offer Letter has no specific term and provided for at-will employment. In addition, as a condition to entering into the Renz Offer Letter, Ms. Renz is subject to SoFi’s standard confidential information and invention assignment agreement.
The Renz Agreement provides for payments due upon the occurrence of a Qualifying Termination and/or Change of Control. See “— Potential Payments Upon Termination or Change of Control” below for details.
Jennifer Nuckles
On May 16, 2019, SoFi and Ms. Nuckles entered into an offer letter (the “Nuckles Offer Letter”) for Ms. Nuckles to serve as SoFi’s Head of Lantern, Partnerships and Content, which provided for an initial base salary of $350,000 and an annual target bonus opportunity of 80% of Ms. Nuckles’ base salary based on company and individual performance. Ms. Nuckles received a RSU grant to vest 180,000 shares of SoFi common stock, which vest as to 25% on the first anniversary of the vesting commencement date and 1/16th thereafter, quarterly. The RSU award is subject to Ms. Nuckles’ continued service with SoFi. The Nuckles Offer Letter has no specific term and provided for at-will employment. In addition, as a condition to entering into the Nuckles Offer Letter, Ms. Nuckles is subject to SoFi’s standard confidential information and invention assignment agreement.
On March 11, 2020, Ms. Nuckles was promoted to Executive Vice President & Group Business Leader — Relay, Protect, Lantern, Content, At Work & Partnerships, for which she received an increase in base salary to $400,000 and an increase in annual target bonus opportunity to 100% of her base salary. Ms. Nuckles also received an RSU grant to vest 200,000 shares of SoFi common stock, which vest as to 1/16th on each quarterly anniversary following the vesting commencement date.
On January 18, 2021, SoFi’s Board granted Ms. Nuckles 278,571 RSUs, which shall vest as to 1/16th on March 14, 2021 and 1/16th quarterly thereafter, subject to Ms. Nuckles’ continued service with SoFi.
Ms. Nuckles’ grant agreement provides for payments due upon the occurrence of a Qualifying Termination and/or Change of Control. See “— Potential Payments Upon Termination or Change of Control” below for details.
Annual Cash Bonuses
Pursuant to their employment agreement or offer letter, as applicable, each NEO is eligible to earn a cash incentive bonus based on company and individual achievement of performance targets established by the board of directors in its discretion. In 2020, the NEOs participated in an annual cash incentive bonus plan, with the exception of Ms. Renz, who participated in a quarterly cash incentive bonus plan during fiscal year 2020, but will participate in the annual cash incentive bonus plan effective January 1, 2021. For fiscal year 2020, each of our NEOs was eligible to earn a target bonus amount, which reflects a percentage of their annual base salaries. Ms. Renz was entitled to receive a minimum bonus at 100% of her base salary in fiscal year 2020, her first year of employment, but will not be entitled to such minimum beginning in fiscal year 2021.
With respect to the fiscal year ended December 31, 2020, the performance metrics used to determine the NEOs’ cash incentive bonuses are set forth above in “Cash Incentive Compensation”. The bonuses paid to each NEO for the fiscal year ended December 31, 2020 are set forth above in the “— 2020 Summary Compensation Table” in the “Non-Equity Incentive Plan Compensation” column, with the exception of Ms. Renz, whose bonus is reflected in the “Bonus” column at 100% of her base salary, as she was entitled to this amount, at a minimum, on a discretionary basis. Any amount that Ms. Renz receives upon final determination of cash incentive bonuses above 100% of her base salary will be reflected as non-equity incentive plan compensation.
The board of directors also has the authority to grant additional discretionary bonuses to our NEOs on a case-by-case basis. Any discretionary bonuses awarded to an NEO for the fiscal year ended December 31, 2020 are set forth above in the “— 2020 Summary Compensation Table” in the “Bonus” column.
Equity Compensation — 2011 Stock Plan
The Company maintains the Social Finance, Inc. 2011 Stock Plan (as Amended and Restated effective as of November 5, 2019) (the “2011 Plan”), which provides for granting stock options, restricted stock and RSUs, pursuant to which the company has authorized 88,426,267 shares of its common stock for issuance to its employees, non-employee directors and non-employee third-party consultants as of December 31, 2020. The 2011 Plan was originally adopted by our board of directors and approved by our stockholders on June 10, 2011, and the amended and restated 2011 Plan was adopted by the board of directors on November 5, 2019 and approved by our stockholders on February 6, 2020. The number of shares of common stock reserved for issuance is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. As of December 31, 2020, options to purchase 17,183,828 shares of common stock and 25,591,913 RSUs subject to service-based vesting conditions were outstanding under the 2011 Plan.
The following shares are added back to the shares of common stock available for issuance under the Plan: shares of common stock (i) underlying any awards that are held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, (ii) reacquired by us prior to vesting, (iii) satisfied without the issuance of stock, and (iv) that expire or are otherwise terminated (other than by exercise) under the 2011 Plan.
The Chief Executive Officer acts as administrator of the 2011 Plan for executives, except when a grant exceeds 200,000 shares of stock underlying such award, in which case the compensation committee also acts as administrator in coordination with the Chief Executive Officer. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of our 2011 Plan. Persons eligible to participate in our 2011 Plan will be those full or part-time officers, employees and consultants as selected from time to time by the administrator in its discretion.
Our 2011 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by the administrator, but may not be less than 100% of the fair market value of our common stock on the date of grant, or in the case of an incentive stock option granted to an employee who owns stock representing more than 10% of the voting power of all classes of stock of the company, the exercise price shall not be less than 110% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our administrator and may not exceed ten years from the date of grant. Our administrator will determine at what time or times each option may be exercised. The 2011 Plan allows for the granting of stock options that may be exercised before the options have vested at the discretion and determination of the board of directors.
The administrator may award restricted shares of common stock to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.
Upon the occurrence of a Change of Control (as defined in the 2011 Plan), each vested outstanding award may be: (i) continued by SoFi (if SoFi is the surviving corporation); (ii) assumed by the surviving corporation or its parent; (iii) substituted by the surviving corporation or its parent; (iv) canceled in exchange for payment to the holder equal to the excess of (a) the fair market value of the underlying shares subject to such award as of the closing date of such Change of Control over (b) the exercise price or purchase price for the shares to be issued pursuant to the exercise of such awards, or (v) canceled for no consideration, if the exercise or purchase price of such awards exceeds the fair market value of SoFi’s shares as of the closing date of the Change of Control. Upon a Change of Control, all outstanding awards shall terminate and cease to be outstanding, except to the extent such awards have been continued or assumed.
The terms of each stock option grant, including the exercise price per share and vesting periods, are determined by our board of directors.
Stock options are typically granted at exercise prices equal to the fair value of SoFi common stock at the date of grant. However, for Mr. Noto’s and Ms. Gill’s option grants, the board of directors determined that issuing options with strike prices in excess of fair value would promote the long-term value growth of the company. Stock options vesting schedules include, but are not limited to: (i) vesting at a rate of 25% after one year from the vesting commencement date and then monthly over an additional three-year period, and (ii) vesting at a rate of 20% after one year from vesting commencement date and then monthly over an additional four years. Our stock options expire ten years from the grant date or within 90 days of employee termination. We ceased granting stock options to executives in fiscal year 2018.
SoFi began issuing RSUs to executives in 2017. RSUs are equity awards granted to executives that entitle the holder to shares of our common stock when the awards vest. RSUs granted to newly hired executives typically vest 25% on the first vesting date which occurs approximately one year after the date of grant and ratably each quarter of the ensuing 12-quarter period. RSUs have been issued under other vesting schedules, including, but not limited to: (i) vesting at a rate of 20% after one year from vesting commencement date and then monthly over an additional four years, (ii) vesting at a rate of 25% after one year and then monthly over an additional three years, and (iii) other vesting schedules ranging in total duration from one to four years with even or uneven vesting patterns. RSUs are measured based on the fair value of our stock on the date of grant.
On May 14, 2020, certain employees, including executive officers, were given the option to exchange certain unvested options to purchase SoFi common stock for unvested RSUs. The primary purpose of this tender was to offer employees who primarily received options as part of their compensation package an opportunity to receive RSUs. Ms. Gill participated in the tender offer and was granted 418,295 RSUs.
2021 Stock Option and Incentive Plan
In connection with the consummation of the Business Combination, we adopted the 2021 Plan, under which we may grant equity incentive awards to employees, directors and independent contractors in order to attract, motivate and retain the talent for which we compete. In connection with adopting the 2021 Plan, we determined that the aggregate number of shares of our common stock available for issuance under the 2021 Plan is equal to the sum of (i) 63,575,425 shares of our common stock and (ii) an annual increase on the first day of each calendar year beginning January 1, 2022 and ending on and including January 1, 2030 equal to the lesser of (A) a number equal to the excess (if any) of (1) 5% of the aggregate number of shares of our common stock outstanding on the final day of the immediately preceding calendar year over (2) the number of shares of our common stock then reserved for issuance under the 2021 Plan as of such date and (B) such smaller number of shares of our common stock as is determined by our board of directors. The maximum number of shares of our common stock that may be issued pursuant to the exercise of stock awards granted under the 2021 Plan is 63,575,425 shares (equal to approximately 8% of the total number of issued and outstanding shares of our common stock as of immediately following the Closing).
Following the effectiveness of the Form S-8 with respect to the common stock issuable under the 2021 Plan, we intend to grant awards to certain executive officers representing 3% of our outstanding capital stock following the Business Combination on an as converted basis. Specifically, as previously discussed on Form S-4, we shall grant Mr. Noto restricted stock units that will be subject to performance-based vesting conditions. The remaining portion of such 3% pool to be awarded to executive officers, employees and consultants, other than Mr. Noto, cannot be determined at this time, however, they will be subject to the same performance vesting conditions as the Noto PSUs. All other future awards to executive officers, employees and consultants under the 2021 Plan are discretionary and cannot be determined at this time.
The Noto PSUs will represent approximately 0.75% of our outstanding capital stock on an as converted basis. The Noto PSUs shall vest, if at all, during the period commencing on the first anniversary of the Business Combination and ending on the fifth such anniversary, subject to the achievement of specified performance goals including (i) the volume-weighted average closing price of our stock attaining $25, $35 and $45 Target Hurdles, over a 90-trading day period and (ii) if we become a bank holding company, maintaining certain minimum standards applicable to bank holding companies, subject to continued employment on the date of vesting. In the event of a Sale Event (as defined in the 2021 Plan), the Noto PSUs may automatically vest subject to the satisfaction of the Target Hurdles by reference to the sale price, without regard to any other vesting conditions.
More generally, while no additional awards have been determined under the 2021 Plan at this time, any future awards will be subject to the 2021 Plan terms. To the extent any such awards do not provide Sale Event treatment, the 2021 Plan provides that, upon the consummation of any such Sale Event the parties thereto may cause the assumption, continuation, or substitution of such awards. To the extent the parties to such Sale Event do not provide for the assumption, continuation or substitution of awards, upon the effective time of the Sale Event, the 2021 Plan and all outstanding awards granted thereunder shall terminate.
Employee Benefit Plans
Our NEOs are eligible to participate in our employee benefit plans, including our medical, dental, vision, group life and accidental death and dismemberment insurance plans, in each case, on the same basis as all of our other employees. We also maintain a 401(k) plan for the benefit of its eligible employees, including the NEOs, as discussed in the section “— 401(k) plan”.
401(k) Plan
We maintain a 401(k) retirement savings plan (the “401(k) Plan”) that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Under the 401(k) Plan, eligible employees may defer eligible compensation subject to applicable annual contribution limits imposed by the Internal Revenue Service. Our employees’ pre-tax contributions are allocated to each participant’s individual account and participants are immediately and fully vested in their contributions. The 401(k) Plan is intended to be qualified under Section 401(a) of the Code with the 401(k) Plan’s related trust intended to be tax exempt under Section 501(a) of the Code. The 401(k) Plan does not permit us to make matching contributions or profit-sharing contributions to eligible participants at this time and would need to be amended to add such benefits.
Pension Benefits
We do not maintain any pension benefit or retirement plans other than the 401(k) Plan, as discussed in “— 401(k) plan”.
Nonqualified Deferred Compensation
We do not maintain any nonqualified deferred compensation plans.

Outstanding Equity Awards at 2020 Fiscal Year-End
The following table summarizes information about the outstanding equity incentive plan awards for each NEO as of December 31, 2020. The market value of the shares in the following table represents the fair value of such shares as of December 31, 2020.

			Option Awards(1)			Share Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options Exercisable (#)	Option Exercise Price ($/Share)	Option Expiration Date	Number of Shares or Units That Have Not Vested (#)	Market Value of Shares or Units That Have Not Vested ($)(2)
Anthony Noto	3/12/2018	(3)	3,000,000	10.78	3/11/2028	—	—
Chief Executive Officer	3/13/2018	(4)	3,700,000	17.18	3/12/2028	—	—
	3/13/2018	(5)	—	—	—	1,516,667	27,952,173
	3/11/2020	(6)	—	—	—	925,237	17,052,118
	12/16/2020	(7)	—	—	—	2,165,825	39,916,155
Christopher Lapointe	9/11/2018	(8)	—	—	—	93,750	1,727,813
Chief Financial Officer	8/6/2019	(9)	—	—	—	12,500	230,375
	2/3/2020	(10)	—	—	—	60,000	1,105,800
	11/2/2020	(11)	—	—	—	479,904	8,844,631
Maria Renz	3/11/2020	(12)	—	—	—	1,296,000	23,885,280
EVP & Group Business Leader – Money, Invest & Credit Card
Michelle Gill	5/22/2018	(13)	527,083	10.78	5/21/2028	—	—
EVP & Group Business Leader – Lending & Capital Markets	5/22/2018	(14)	641,666	17.18	5/21/2028	—	—
	5/22/2018	(15)	—	—	—	478,125	8,811,844
	4/1/2020	(16)	—	—	—	273,497	5,040,550
	6/23/2020	(17)	—	—	—	450,000	8,293,500
	6/23/2020	(18)	—	—	—	100,000	1,843,000
Jennifer Nuckles	8/6/2019	(19)	—	—	—	112,500	2,073,375
EVP & Group Business Leader – Relay, Protect, Lantern, Content, At Work & Partnerships	2/3/2020	(20)	—	—	—	54,000	995,220
	4/7/2020	(21)	—	—	—	162,500	2,994,875
___________________
(1)All stock options granted to Mr. Noto and Ms. Gill were immediately exercisable. To the extent Mr. Noto or Ms. Gill exercises his or her stock options prior to vesting, the shares of our common stock that he or she will receive will be unvested and subject to SoFi’s right of first refusal, which will lapse in accordance with the original vesting schedule of the stock options.
(2)Includes the fair value of unvested RSUs calculated as (i) $18.43 (the fair value of SoFi common stock as of December 31, 2020), multiplied by (ii) the number of unvested RSUs.

(3)The options had a vesting commencement date of February 26, 2018 and vest as to 20% of the shares subject to the option on the first anniversary of the vesting commencement date and as to 1/60th of the shares subject to the option on each monthly anniversary thereafter, subject to Mr. Noto’s continued service to us through each such date. The options are exercisable at grant date.
(4)The options had a vesting commencement date of February 26, 2018 and vest as to 20% of the shares subject to the option on the first anniversary of the vesting commencement date and as to 1/60th of the shares subject to the option on each monthly anniversary thereafter, subject to Mr. Noto’s continued service to us through each such date. The options are exercisable at grant date.
(5)The RSUs had a vesting commencement date of February 26, 2018. The service-based vesting condition of the RSUs is satisfied as to 20% of the RSUs on the first anniversary of the vesting commencement date, and as to 1/60th of the RSUs on each monthly anniversary thereafter, subject to Mr. Noto’s continued service to us through each such date.
(6)The RSUs had a vesting commencement date of March 14, 2020. The service-based vesting condition of the RSUs is satisfied as to 1/20th of the RSUs on each quarterly anniversary of the vesting commencement date, subject to Mr. Noto’s continued service to us through each such date.
(7)The RSUs vest beginning on March 14, 2023 and are subject to quarterly time-based vesting thereafter according to the following schedule and subject to Mr. Noto’s continued service to us through each such date: 243,959 RSUs on each of March 14, 2023, June 14, 2023 and September 14, 2023; 243,958 RSUs on December 14, 2023; 297,498 RSUs on each of March 14, 2024 and June 14, 2024; and 297,497 RSUs on each of September 14, 2024 and December 14, 2024.
(8)The RSUs had a vesting commencement date of June 14, 2018. The service-based vesting condition of the RSUs is satisfied as to 25% on the first anniversary of the vesting commencement date and as to 1/16th of the RSUs on each quarterly anniversary thereafter, subject to Mr. Lapointe’s continued service to us through each such date.
(9)The RSUs had a vesting commencement date of June 14, 2019. The grant is subject to quarterly time-based vesting, such that all awards are fully vested after the 16th quarter subsequent to the vesting commencement date, subject to Mr. Lapointe’s continued service to us through each such date.
(10)The RSUs had a vesting commencement date of December 14, 2019. The service-based vesting condition of the RSUs is satisfied as to 1/16th of the RSUs on each quarterly anniversary, subject to Mr. Lapointe’s continued service to us through each such date.
(11)The RSUs had a vesting commencement date of September 14, 2020. The grant is subject to quarterly time-based vesting according to the following schedule and subject to Mr. Lapointe’s continued service to us through each such date: 20,096 RSUs on December 14, 2020; 18,509 RSUs on March 14, 2021; 18,510 RSUs on each of June 14, 2021, September 14, 2021 and December 14, 2021; 26,322 RSUs on each of March 14, 2022, June 14, 2022, September 14, 2022 and December 14, 2022; 34,759 RSUs on March 14, 2023; 34,760 RSUs on each of June 14, 2023, September 14, 2023 and December 14, 2023; 40,384 RSUs on March 14, 2024; 40,385 RSUs on each of June 14, 2024 and September 14, 2024; and 40,384 RSUs on December 14, 2024.
(12)The RSUs had a vesting commencement date of March 14, 2020. The service-based vesting condition of the RSUs is satisfied as to 25% on the first anniversary of the vesting commencement date and as to 1/16th of the RSUs on each quarterly anniversary thereafter, subject to Ms. Renz’s continued service to us through each such date.
(13)The options had a vesting commencement date of May 1, 2018 and vest as to 25% of the shares subject to the option on the first anniversary of the vesting commencement date and as to 1/48th of the shares subject to the option on each monthly anniversary thereafter, subject to Ms. Gill’s continued service to us through each such date. The options are exercisable at grant date. On April 1, 2020, Ms. Gill tendered 622,917 of the then-unvested stock options in exchange for 234,618 RSUs, which did not result in any incremental fair value at the time of the exchange (see footnote 16 below).
(14)The options had a vesting commencement date of May 1, 2018 and vest as to 25% of the shares subject to the option on the first anniversary of the vesting commencement date and as to 1/48th of the shares subject to the option on each monthly anniversary thereafter, subject to Ms. Gill’s continued service to us through each such date. The options are exercisable at grant date. On April 1, 2020, Ms. Gill tendered 758,334 of the then-unvested stock options in exchange for 183,677 RSUs, which did not result in any incremental fair value at the time of the exchange (see footnote 16 below).
(15)The RSUs had a vesting commencement date of May 1, 2018. The service-based vesting condition of the RSUs is satisfied as to 25% of the RSUs on the first anniversary of the vesting commencement date, and as to 1/48th of the RSUs on each monthly anniversary thereafter, subject to Ms. Gill’s continued service to us through each such date.
(16)The RSUs had a vesting commencement date of April 1, 2020 and were received upon exchange of stock options in a tender offer by the Company. The service-based vesting condition of the RSUs is satisfied over the remaining original vesting term of the stock options exchanged, and vests on a quarterly basis according to the following schedule, subject to Ms. Gill’s continued service to us through each such date: 48,270 RSUs on June 14, 2020; 48,264 RSUs on each of September 14, 2020, December 14, 2020, March 14, 2021, June 14, 2021, September 14, 2021, December 14, 2021 and March 14, 2022; and 32,177 on June 14, 2022.
(17)The RSUs vest beginning on March 14, 2022 and are subject to service-based vesting thereafter as to 1/8th of the RSUs on each quarterly anniversary of the initial vest date, subject to Ms. Gill’s continued service to us through each such date.
(18)The RSUs had a vesting commencement date of June 14, 2020. The service-based vesting condition of the RSUs is satisfied according to the following schedule and subject to Ms. Gill’s continued service to us through each such date: 50,000 RSUs on each of September 14, 2020 and December 14, 2020, and 25,000 RSUs on each of March 14, 2021, June 14, 2021, September 14, 2021 and December 14, 2021.
(19)The RSUs had a vesting commencement date of June 14, 2019. The service-based vesting condition of the RSUs is satisfied as to 25% on the first anniversary of the vesting commencement date and as to 1/16th of the RSUs on each quarterly anniversary thereafter, subject to Ms. Nuckles’ continued service to us through each such date.
(20)The RSUs had a vesting commencement date of December 14, 2019. The service-based vesting condition of the RSUs is satisfied as to 1/16th of the RSUs on each quarterly anniversary, subject to Ms. Nuckles’ continued service to us through each such date.
(21)The RSUs had a vesting commencement date of March 14, 2020. The service-based vesting condition of the RSUs is satisfied as to 1/16th of the RSUs on each quarterly anniversary, subject to Ms. Nuckles’ continued service to us through each such date.

Stock Vested During 2020 Fiscal Year-End
There were no equity incentive plan awards stock options exercised by our NEOs during the year ended December 31, 2020. The following table summarizes the equity incentive plan awards stock vested for each NEO to which this table applies as of December 31, 2020:

	Stock Vested
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Anthony Noto	863,277	11,759,868
Chief Executive Officer
Christopher Lapointe	107,596	1,582,901
Chief Financial Officer
Michelle Gill	582,298	8,249,369
EVP & Group Business Leader – Lending & Capital Markets
Jennifer Nuckles	123,000	1,708,373
EVP & Group Business Leader – Relay, Protect, Lantern, Content, At Work & Partnerships
___________________
(1)The values reflected in the table are determined by aggregating the values realized on stock vested throughout the fiscal year. The value realized on vesting at each vesting date is calculated as the number of shares acquired on vesting multiplied by the common stock per share value covering such vesting date.
Employee Benefit Plans
Our NEOs are eligible to participate in our employee benefit plans, including our medical, dental, vision, group life and accidental death and dismemberment insurance plans, in each case, on the same basis as all of our other employees. We also maintain a 401(k) plan for the benefit of its eligible employees, including the NEOs, as discussed in the section “— 401(k) plan”.
401(k) Plan
We maintain a 401(k) retirement savings plan (the “401(k) Plan”) that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Under the 401(k) Plan, eligible employees may defer eligible compensation subject to applicable annual contribution limits imposed by the Internal Revenue Service. Our employees’ pre-tax contributions are allocated to each participant’s individual account and participants are immediately and fully vested in their contributions. The 401(k) Plan is intended to be qualified under Section 401(a) of the Code with the 401(k) Plan’s related trust intended to be tax exempt under Section 501(a) of the Code. The 401(k) Plan does not permit us to make matching contributions or profit-sharing contributions to eligible participants at this time and would need to be amended to add such benefits.
Pension Benefits
We do not maintain any pension benefit or retirement plans other than the 401(k) Plan, as discussed in “— 401(k) plan”.
Nonqualified Deferred Compensation
We do not maintain any nonqualified deferred compensation plans.

Potential Payments Upon Termination or Change of Control
Our NEOs are eligible for certain payments or benefits in connection with certain qualifying terminations or a change of control, as described herein.
Anthony Noto
Pursuant to the Noto Agreement, if Mr. Noto is terminated by SoFi without Cause (as defined in the Noto Agreement) or resigns for Good Reason (as defined in the Noto Agreement) (together, a “Qualifying Termination”), Mr. Noto shall be entitled to: (i) a lump-sum cash payment equal to the sum of (x) twelve months of Mr. Noto’s base salary, and (y) 100% of Mr. Noto’s annual cash bonus at the higher of (a) his target level and (b) his actual level of performance reasonably projected as of the termination of Mr. Noto’s employment, (ii) the continuation of health, dental and vision coverage under SoFi’s group insurance benefits at no cost to Mr. Noto for twelve months, and (iii) vesting acceleration of each of Mr. Noto’s then-outstanding equity incentives as if he had remained in continuous service to SoFi for an additional twelve months and as if all applicable performance-based vesting conditions (if any) were met at the target achievement level or, if higher, the actual level of achievement reasonably projected as of the termination of his employment, with such acceleration effective as of immediately prior to the termination of his employment.
Pursuant to the Noto Agreement, if Mr. Noto experiences a Qualifying Termination three months prior to or any time after a Change of Control (as defined in the Noto Agreement), Mr. Noto shall, in lieu of the above, be entitled to: (i) a lump-sum cash payment equal to the sum of (x) 18 months of Mr. Noto’s base salary, and (y) 150% of Mr. Noto’s annual bonus at the higher of (a) his target level and (b) his actual level of performance reasonably projected as of the termination of Mr. Noto’s employment, (ii) the continuation of health, dental and vision coverage under SoFi’s group insurance benefits at no cost to Mr. Noto for 18 months, and (iii) full vesting acceleration of each of Mr. Noto’s then-outstanding equity incentives (including as to all applicable performance-based vesting conditions (if any), which will be deemed satisfied at maximum achievement), with such acceleration effective as of immediately prior to the later of his Qualifying Termination and SoFi’s Change of Control.
Additionally, all equity grants are subject to automatic accelerated vesting upon a Change of Control (as defined in the 2011 Plan) of SoFi, if such grants are otherwise to be canceled for no consideration upon such Change of Control.
Mr. Noto’s severance payments are subject to the execution of a release of claims in favor of SoFi.
Christopher Lapointe
Effective September 14, 2020, when Mr. Lapointe was appointed Chief Financial Officer, and pursuant to his promotion letter (the “Lapointe Promotion Letter”), if Mr. Lapointe is terminated by SoFi without Cause (as defined in the Lapointe Promotion Letter) or resigns for Good Reason (as defined in the Lapointe Promotion Letter), Mr. Lapointe shall be entitled to: (i) a lump-sum cash payment equal to the sum of (x) 12 months of Mr. Lapointe’s base salary, and (y) 100% of Mr. Lapointe’s annual cash bonus at the higher of (a) Mr. Lapointe’s target level and (b) Mr. Lapointe’s actual level of performance reasonably projected as of the termination of Mr. Lapointe’s employment, (ii) the continuation of health, dental and vision coverage under SoFi’s group insurance benefits at no cost to Mr. Lapointe for 12 months, and (iii) vesting acceleration of each of Mr. Lapointe’s then-outstanding equity incentives as if he had remained in continuous service to SoFi for an additional 12 months.
Additionally, pursuant to the Lapointe Promotion Letter, if Mr. Lapointe is terminated by SoFi without Cause or resigns for Good Reason three months prior to or any time after a Change of Control (as defined in the Lapointe Promotion Letter), Mr. Lapointe shall, in lieu of the above, be entitled to: (i) a lump-sum cash payment equal to the sum of (x) 18 months of Mr. Lapointe’s base salary, and (y) 150% of Mr. Lapointe’s annual bonus at the higher of (a) his target level and (b) his actual level of performance reasonably projected as of the termination of Mr. Lapointe’s employment, (ii) the continuation of health, dental and vision coverage under SoFi’s group insurance benefits at no cost to Mr. Lapointe for 18 months, and (iii) full vesting acceleration of each of Mr. Lapointe’s then-outstanding equity incentives.

Mr. Lapointe’s severance payments are subject to the execution of a release of claims in favor of SoFi.
Michelle Gill
Pursuant to the Gill Offer Letter, if Ms. Gill is terminated by SoFi without Cause (as defined in the Gill Offer Letter) or resigns for Good Reason (as defined in the Gill Offer Letter), Ms. Gill shall be entitled to: (i) a lump-sum cash payment equal to the sum of (x) 12 months of Ms. Gill’s base salary, and (y) 100% of Ms. Gill’s annual cash bonus at the higher of (a) Ms. Gill’s target level and (b) Ms. Gill’s actual level of performance reasonably projected as of the termination of Ms. Gill’s employment, (ii) the continuation of health, dental and vision coverage under SoFi’s group insurance benefits at no cost to Ms. Gill for 12 months, and (iii) vesting acceleration of each of Ms. Gill’s then-outstanding equity incentives as if she had remained in continuous service to SoFi for an additional 12 months and as if all applicable performance-based vesting conditions (if any) were met at the target achievement level or, if higher, the actual level of achievement reasonably projected as of the termination of her employment, with such acceleration effective as of immediately prior to the termination of her employment.
Additionally, pursuant to the Gill Offer Letter, if Ms. Gill is terminated by SoFi without Cause or resigns for Good Reason three months prior to or any time after a Change of Control (as defined in the Gill Offer Letter), Ms. Gill shall, in lieu of the above, be entitled to: (i) a lump-sum cash payment equal to the sum of (x) 18 months of Ms. Gill’s base salary, and (y) 150% of Ms. Gill’s annual bonus at the higher of (a) her target level and (b) her actual level of performance reasonably projected as of the termination of Ms. Gill’s employment, (ii) the continuation of health, dental and vision coverage under SoFi’s group insurance benefits at no cost to Ms. Gill for 18 months, and (iii) full vesting acceleration of each of Ms. Gill’s then-outstanding equity incentives (including as to all applicable performance-based vesting conditions (if any), which will be deemed satisfied at maximum achievement), with such acceleration effective as of immediately prior to the later of such termination of employment and SoFi’s Change of Control.
Additionally, all such grants are subject to automatic accelerated vesting upon a Change of Control (as defined in the 2011 Plan) of SoFi if such grants are otherwise to be canceled for no consideration upon such Change of Control, with any performance vesting conditions deemed satisfied at maximum levels.
Ms. Gill’s severance payments are subject to the execution of a release of claims in favor of SoFi.
Maria Renz
Pursuant to the Renz Offer Letter, if Ms. Renz is terminated by SoFi without Cause (as defined in the Renz Offer Letter) or resigns for Good Reason (as defined in the Renz Offer Letter), Ms. Renz shall be entitled to: (i) a lump-sum cash payment equal to the sum of (x) 12 months of Ms. Renz’s base salary, and (y) 100% of Ms. Renz’s annual cash bonus at the higher of (a) Ms. Renz’s target level and (b) Ms. Renz’s actual level of performance reasonably projected as of the termination of Ms. Renz’s employment, (ii) the continuation of health, dental and vision coverage under SoFi’s group insurance benefits at no cost to Ms. Renz for 12 months, and (iii) vesting acceleration of each of Ms. Renz’s then-outstanding equity incentives as if she had remained in continuous service to SoFi for an additional 12 months and as if all applicable performance-based vesting conditions (if any) were met at the target achievement level or, if higher, the actual level of achievement reasonably projected as of the termination of her employment, with such acceleration effective as of immediately prior to the termination of her employment.
Additionally, pursuant to the Renz Offer Letter, if Ms. Renz is terminated by SoFi without Cause or resigns for Good Reason three months prior to or any time after a Change of Control (as defined in the Renz Offer Letter), Ms. Renz shall, in lieu of the above, be entitled to: (i) a lump-sum cash payment equal to the sum of (x) 18 months of Ms. Renz’s base salary, and (y) 150% of Ms. Renz’s annual bonus at the higher of (a) her target level and (b) her actual level of performance reasonably projected as of the termination of Ms. Renz’s employment, (ii) the continuation of health, dental and vision coverage under SoFi’s group insurance benefits at no cost to Ms. Renz for 18 months, and (iii) full vesting acceleration of each of Ms. Renz’s then-outstanding equity incentives (including as to all applicable performance-based vesting conditions (if any), which will be deemed satisfied at maximum achievement), with such acceleration effective as of immediately prior to the later of such termination of employment and SoFi’s Change of Control.

Ms. Renz’s severance payments are subject to the execution of a release of claims in favor of the Company.
Jennifer Nuckles
Pursuant to the Nuckles Offer Letter in the event of a Change of Control (as defined in the 2011 Plan), Ms. Nuckles shall be entitled to accelerated vesting of 50% of the then-outstanding unvested RSUs received in her initial grant of 180,000 shares.
The following table sets forth quantitative estimates of the benefits that would have accrued to our NEOs pursuant to the employment agreement or offer letters, as applicable, if his or her employment had been terminated under either a “Qualifying Termination” or a “Qualifying Termination with Change of Control”, as well as benefits that would have accrued under solely a “Change of Control” as of December 31, 2020. Refer to the footnotes to the tables for definitions of these scenarios.

Name and Principal Position	Scenario	Cash Severance Benefits ($)(1)	Accelerated Vesting of Equity Awards ($)(2)	Continued Health Benefits ($)(3)	Total ($)
Anthony Noto	Qualifying Termination(4)	1,800,000	22,428,266	22,823	24,251,089
Chief Executive Officer	Qualifying Termination with Change of Control(5)	2,700,000	96,869,612	34,235	99,603,847
	Change of Control(6)	—	96,869,612	—	96,869,612
Christopher Lapointe	Qualifying Termination(4)	1,125,000	2,977,164	—	4,102,164
Chief Financial Officer	Qualifying Termination with Change of Control(5)	1,687,500	11,908,618	—	13,596,118
Maria Renz	Qualifying Termination(4)	934,375	10,449,810	22,823	11,407,008
EVP & Group Business Leader – Money, Invest & Credit Card	Qualifying Termination with Change of Control(5)	1,401,563	23,885,280	34,235	25,321,078
Michelle Gill	Qualifying Termination(4)	1,175,000	11,621,147	23,716	12,819,863
EVP & Group Business Leader – Lending & Capital Markets	Qualifying Termination with Change of Control(5)	1,762,500	23,988,893	35,574	25,786,967
	Change of Control(6)	—	23,988,893	—	23,988,893
Jennifer Nuckles	Qualifying Termination with Change of Control(5)	—	1,036,688	—	1,036,688
EVP & Group Business Leader – Relay, Protect, Lantern, Content, At Work & Partnerships
__________________
(1)Includes lump-sum base salary payments and non-equity incentive-based compensation payable to the NEO by SoFi as provided under the employment agreement or offer letters, as applicable. Additionally, in a Qualifying Termination, bonuses are determined to be the higher of the target or the actual level of performance reasonably projected at termination.
(2)Includes the fair value of RSUs and/or stock options that would immediately vest pursuant to the specified termination scenario. Award fair values are determined using $18.43 for the fair value of our common stock as of December 31, 2020. The fair value of accelerated RSUs is calculated as (i) $18.43, multiplied by (ii) the number of outstanding and unvested RSUs as of December 31, 2020. The fair value of accelerated stock options is calculated as (i) the number of unexercised stock options, multiplied by (ii) the intrinsic value, if any, of the stock options as measured by the excess of $18.43 over the applicable option exercise price.

(3)Calculated as (i) the cost of health, dental and vision insurance premiums under COBRA applicable to each NEO, multiplied by (ii) the number of months of continued health benefits coverage as provided under the employment agreement or offer letters, as applicable.
(4)A Qualifying Termination is a termination of employment by SoFi without “cause” or a resignation for “good reason”. Cause typically includes certain violations causing material injury to the Company, such as fraud, dishonesty, unauthorized use or disclosure of proprietary information, other willful misconduct, or the like. Good reason typically includes the occurrence of certain conditions without written consent, such as 10% reduction in base salary, a material breach by the Company of any agreement between the Company and employee, and the like.
(5)A Qualifying Termination with Change of Control is a Qualifying Termination, as discussed in footnote (4) above, at any time after, or within three months prior to, a Change of Control. For Mr. Noto, Ms. Gill and Ms. Renz, Change of Control has the same meaning as the term is defined in the 2011 Plan, with modifications that a Change of Control is triggered by consummation of a transaction in which any “person” becomes the “beneficial owner”, directly or indirectly, of a majority of SoFi’s then-outstanding voting securities, rather than all of the then-outstanding voting securities as prescribed in the 2011 Plan. Additionally, the definition of Change of Control in Mr. Noto’s, Ms. Gill’s and Ms. Renz’s employment agreement and offer letter, as applicable, excludes certain transactions by a preferred series investor.
(6)Change of Control has the same meaning as the term is defined in the 2011 Plan. The values reflected herein assume no termination has occurred in connection with such Change of Control.
Director Compensation
The following table sets forth our non-employee directors during fiscal year 2020. During the year ended December 31, 2020, we did not have a formal non-employee director compensation program. The following table provides total compensation paid or awarded in 2020 to certain of our non-employee directors who served during 2020 based on an informal compensation program.
During 2020, the Company and the board of directors agreed to provide Mr. Freiberg a quarterly cash retainer in connection with his being the Audit Committee Chair in an aggregate annual amount of $100,000 (with the second quarter 2020 amount prorated, which was the period wherein Mr. Freiberg commenced his Audit Committee Chair role) to be paid in full as of July 2021.
Further, we reimburse non-employee members of our board of directors for reasonable costs and expenses incurred in attending board meetings. Other than as set forth in this table and described more fully below, we did not pay any compensation or make any equity or non-equity awards to any of the non-employee members of our board of directors in fiscal year 2020. We also did not pay any compensation or make any equity or non-equity awards to Mr. Noto, our Chief Executive Officer, or Clay Wilkes, Chief Executive Officer — Galileo, in their capacities as directors.

Name and Position	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	Total ($)
Ahmed Al-Hammadi, Director	—	—	—
Michael Bingle, Director	—	—	—
Joe Chen, Director	—	—	—
Michel Combes, Director	—	—	—
Steven Freiberg, Vice Chairman	54,500	99,758	154,258
Pete Hartigan, Director	—	—	—
Tom Hutton, Chairman	—	99,758	99,758
Robert Joss, Director(3)	—	—	—
Clara Liang, Director	—	725,791	725,791
Carlos Medeiros, Director	—	—	—
Magdalena Yeşil, Director	—	—	—
__________________
(1)In connection with his role as the Audit Committee Chair, Mr. Freiberg was provided a quarterly cash retainer of $25,000 that was prorated for the second quarter, and earned in full for each of the third and fourth quarters. The remaining quarterly retainer of $25,000 will be paid in each of April 2021 and July 2021 under this arrangement.
(2)Represents the grant date fair value of stock options granted for fiscal year 2020, as calculated in line with ASC 718, Compensation — Stock Compensation, and disregarding any estimate of forfeitures related to service-based vesting conditions. Mr. Freiberg and Mr. Hutton did not have any unexercised stock options outstanding as of December 31, 2020. Ms. Liang had 50,960 unexercised stock options outstanding as of December 31, 2020. Mr. Freiberg’s and Mr. Hutton’s stock options vest as to 100% in June 2021. Ms. Liang’s unvested stock options vest in equal monthly increments from January 2021 through October 2023.
(3)Mr. Joss resigned from the board of directors in the second quarter of 2020.
On January 29, 2021, we granted to each of Messrs. Freiberg and Hutton 17,858 RSUs, which shall fully vest on June 29, 2022, subject to each director's continued service on the board of directors through such date. In addition, we granted 17,858 RSUs to Ms. Yeşil, which shall fully vest on July 3, 2023, subject to her continued service on the board of directors through such date.
On March 8, 2021, we granted Mr. Hutton 6,696 RSU’s, which shall fully vest on June 29, 2021, subject to Mr. Hutton’s continued service on the board of directors through such date.
In connection with the consummation of the Business Combination, our board of directors approved a compensation program for our non-employee directors who are determined not to be affiliated with SoFi Technologies and SCH (the “NED Compensation Policy”). Pursuant to the terms of the NED Compensation Policy, non-employee directors are eligible to receive annual cash compensation of $40,000 paid in four quarterly installments, subject to continued service (and pro-rated if services are not provided for the full year). In addition, non-employee directors will receive annual grants of restricted stock unit awards with a value of $250,000 for each grant, which awards will generally be made at the time of the annual shareholder meeting and vest on the first to occur between the 12-month anniversary thereof and the next annual shareholder meeting. The first such grants will be made (x) for existing directors, following such time as the initial award granted in connection with the Business Combination becomes 75% vested or (y) for new directors, following initial appointment to the board, provided that new director awards may be prorated if granted off-cycle. In addition to the foregoing, non-employee directors will be entitled to receive additional annual cash compensation in connection with their committee service, including (i) for the Audit Committee, $25,000 per year for the chair and $10,000 for each member; (ii) for the Compensation Committee, $16,000 per year for the chair and $8,000 for each member; and (iii) for the Nominating/Governance Committee, $10,000 for the chair and $5,000 for each member. Compensation for the chair of our board of directors has not yet been determined.
Limitations of Liability and Indemnification Matters
The Certificate of Incorporation contains provisions that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:
•any breach of their duty of loyalty to the corporation or its stockholders;
•acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
•any transaction from which the director derived an improper personal benefit.
This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
The Certificate of Incorporation and the Bylaws also provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under the Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether the Bylaws would permit indemnification.
We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our charter documents. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information regarding the beneficial ownership of our voting shares by:
•each person who is known to be the beneficial owner of more than 5% of our voting shares;
•each of our named executive officers and directors; and
•all of our executive officers and directors as a group.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days of June 11, 2021.
Percentage ownership of our voting securities is based on 795,224,257 shares of our common stock issued and outstanding as of June 11, 2021.
Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

Name and Address of Beneficial Owner(1)	Number of Shares	% of Ownership
5% Holders
Entities Affiliated with SoftBank(2)	117,795,933	14.8%
Red Crow Capital LLC(3)	49,353,832	6.2%
Directors and Named Executive Officers
Anthony Noto(4)	14,302,137	1.8%
Christopher Lapointe(5)	310,850	*
Michelle Gill(6)	3,542,591	*
Jennifer Nuckles(7)	227,769	*
Maria Renz(8)	483,637	*
Clay Wilkes(9)	53,921,655	6.8%
Tom Hutton(10)	1,040,881	*
Steven Freiberg(11)	1,000,410	*
Ahmed Al-Hammadi(12)	35,818,402	4.5%
Ruzwana Bashir	—	—%
Michael Bingle	—	—%
Michel Combes(13)	117,795,933	14.8%
Richard Costolo(14)	250,000	*
Carlos Medeiros(15)	117,795,933	14.8%
Clara Liang(16)	139,563	*
Harvey Schwartz	156,852	*
Magdalena Yeşil(17)	1,053,917	*
All directors and executive officers as a group (23 individuals)	233,094,604	28.7%
____________
*Less than one percent
(1)Unless otherwise noted, the business address of each of those listed in the table above is 234 1st Street, San Francisco, CA 94105.
(2)Consists of (i) 53,110,699 shares held of record by SoftBank Group Capital Limited and (ii) 64,685,234 shares held of record by SB Sonic Holdco (UK) Limited. Both are subsidiaries of SoftBank Group Corp. Mr. Combes serves as a President of SB Group US, Inc., an affiliate of SoftBank Group Corp., and as a Director of SoftBank Group Capital Limited. Mr. Medeiros serves as a Partner at SoftBank Group International, an affiliate of SoftBank Group Corp. The address of SoftBank Group Capital Limited and SB Sonic Holdco (UK) Limited is 69 Grosvenor Street, London, England, United Kingdom W1K 3JP. The address of SoftBank Group Corp. is 1-7-1, Kaigan, Minato-ku, Tokyo 105-7537 Japan.

(3)Mr. Wilkes serves as the Managing Director of Red Crow Capital, LLC. The address of this entity is c/o Dorsey & Whitney LLP Attention: Nolan S. Taylor 111 South Main, Suite 2100, Salt Lake City, Utah 84111.
(4)Includes 11,676,760 shares of common stock issuable upon the exercise of options exercisable as of or within 60 days of June 11, 2021, 399,844 shares issuable upon vesting of restricted stock units (“RSUs”) within 60 days of June 11, 2021 and 22,581 shares issuable upon exercise of warrants to purchase common stock.
(5)Includes 87,579 shares issuable upon vesting of RSUs within 60 days of June 11, 2021.
(6)Includes 2,085,914 shares of common stock issuable upon the exercise of options exercisable as of or within 60 days of June 11, 2021 and 274,737 shares issuable upon vesting of RSUs within 60 days of June 11, 2021.
(7)Includes 79,577 shares issuable upon vesting of RSUs within 60 days of June 11, 2021.
(8)Includes 141,167 shares issuable upon vesting of RSUs within 60 days of June 11, 2021.
(9)Consists of (i) shares held by Red Crow Capital, LLC, identified in footnote (3) above and (ii) 4,567,823 shares held of record jointly by Clay Wilkes and his wife, who have shared voting and dispositive power with respect to the shares. Mr. Wilkes serves as the Managing Director of Red Crow Capital, LLC.
(10)Includes 559,921 shares of common stock issuable upon the exercise of options exercisable as of or within 60 days of June 11, 2021 and 11,669 shares issuable upon vesting of RSU’s within 60 days of June 11, 2021 and 210,589 shares of common stock held in a living trust directed by Mr. Hutton.
(11)Includes 546,850 shares of common stock issuable upon the exercise of options exercisable as of or within 60 days of June 11, 2021.
(12)Consists of 24,528,058 shares held of record and 11,290,344 shares which may be acquired upon exercise of warrants to purchase common stock held of record by QIA FIG Holding LLC. Mr. Al-Hammadi serves as Chief Investment Officer, Europe, Russia and Turkey for Qatar Investment Authority, the ultimate parent of QIA FIG Holding LLC. Mr. Al-Hammadi disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein. The address of the entities named above is Qatar Investment Authority, Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, Qatar.
(13)Consists of shares held by SoftBank Group Capital Limited and SB Sonic Holdco (UK) Limited, identified in footnote (2) above. Mr. Combes serves as a President of SB Group US, Inc., an affiliate of SoftBank Group Capital Limited and SB Sonic Holdco (UK) Limited, and as a Director of SoftBank Group Capital Limited. Mr. Combes disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein.
(14)Consists of 250,000 shares held of record by 91063 LLC. Mr. Costolo serves as the Manager of 91063 LLC.
(15)Consists of shares held by SoftBank Group Capital Limited and SB Sonic Holdco (UK) Limited, identified in footnote (2) above. Mr. Medeiros serves as a Partner at SoftBank Group International, an affiliate of SoftBank Group Corp. Mr. Medeiros disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein.
(16)Consists of 139,563 shares of common stock issuable upon the exercise of options exercisable as of or within 60 days of June 11, 2021.
(17)Includes 241,819 shares of common stock issuable upon the exercise of options exercisable as of or within 60 days of June 11, 2021, and 463,538 shares held in trusts directed by Ms. Yeşil.
SoFi Technologies Series 1 Preferred Stock
The following table sets forth information regarding the beneficial ownership of shares of SoFi Technologies Series 1 Preferred Stock as of by the same categories of persons listed in the table above as of June 11, 2021.
Percentage ownership of our voting securities is based on 3,234,000 shares of SoFi Technologies Series 1 Preferred Stock issued and outstanding as of June 11, 2021.
Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

Name and Address of Beneficial Owner(1)	Number of Shares	% of Ownership
5% Holders
QIA FIG Holding LLC(2)	3,000,000	92.8%
Entities Affiliated with Silver Lake(3)	228,000	7.1%
Directors and Named Executive Officers
Anthony Noto	6,000	*
Ahmed Al-Hammadi(4)	3,000,000	92.8%
All SoFi Technologies directors and executive officers as a group (23 individuals)	3,006,000	92.9%
____________
*Less than one percent
(1)Unless otherwise noted, the business address of each of those listed in the table above is 234 1st Street, San Francisco, CA 94105.
(2)The address for this entity is Qatar Investment Authority, Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, Qatar.
(3)Consists of (i) 224,261 shares held of record by Silver Lake Partners IV, L.P. and (ii) 3,739 shares held of record by Silver Lake Technology Investors IV (Delaware II), L.P. Silver Lake Technology Associates IV, L.P. is the general partner of Silver Lake Partners IV,

L.P. and Silver Lake Technology Investors IV (Delaware II), L.P. The general partner of Silver Lake Technology Associates IV, L.P. is SLTA IV (GP), L.L.C., the managing member of which is Silver Lake Group, L.L.C. The managing members of Silver Lake Group, L.L.C. are Egon Durban, Kenneth Hao, Gregory Mondre and Joseph Osnoss. The address of each of the entities named above is 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(4)Consists of shares held by QIA FIG Holding LLC. Mr. Al-Hammadi serves as Chief Investment Officer, Europe, Russia and Turkey for Qatar Investment Authority, the ultimate parent of QIA FIG Holding LLC. Mr. Al-Hammadi disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein. The address of the entities named above is Qatar Investment Authority, Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, Qatar.

SELLING SECURITYHOLDERS
This prospectus relates to:
•the resale of 263,378,239 shares of common stock issued in connection with the Merger by certain of the Selling Securityholders;
•the resale of 122,500,000 shares of common stock issued in the PIPE Investment by certain of the Selling Securityholders;
•the resale of 3,234,000 shares of Series 1 preferred stock issued in connection with the Merger by certain of the Selling Securityholders;
•the resale of 8,000,000 SCH warrants;
•the resale of 12,170,990 SoFi warrants;
•the issuance by us and resale of up to 40,295,990 shares of common stock upon the exercise of outstanding SCH warrants, SoFi warrants and public warrants;
•the issuance by us and resale of 27,089,789 shares of common stock reserved for issuance upon the exercise of options to purchase common stock; and
•the issuance by us and resale of 57,713,105 shares of common stock reserved for issuance upon the settlement of restricted stock units.
The Selling Securityholders may from time to time offer and sell any or all of the shares of common stock and warrants set forth below pursuant to this prospectus and any accompanying prospectus supplement. When we refer to the “Selling Securityholders” in this prospectus, we mean the persons listed in the table below, the holders of shares of common stock reserved for issuance upon the exercise of options to purchase common stock and the settlement of restricted stock units covered by this prospectus, and the pledgees, donees, transferees, assignees, successors, designees and others who later come to hold any of the Selling Securityholders’ interest in the common stock, Series 1 preferred stock or warrants, other than through a public sale.
The following table is prepared based on information provided to us by the Selling Securityholders. The following table sets forth, as of the date of this prospectus, the names of the Selling Securityholders, and the aggregate number of shares of common stock, Series 1 preferred stock and warrants that the Selling Securityholders may offer pursuant to this prospectus. The table does not include (i) the issuance by us and resale of 27,089,789 shares of common stock reserved for issuance upon exercise of options to purchase common stock, (ii) the issuance by us and resale of 57,713,105 shares of common stock reserved for issuance upon the settlement of restricted stock units, (iii) the issuance by us and resale of up to 20,125,000 shares of common stock upon the exercise of outstanding public warrants, and (iv) 531,444 shares of common stock issued upon the exercise of options to certain of our employees representing less than 1% of outstanding shares of common stock, each of which is also covered by this prospectus.

	Before the Offering						After the Offering
Name of Selling Securityholder(1)	Number of Shares of Common Stock	Number of Warrants	Number of Shares of Series 1 Preferred Stock	Number of Shares of Common Stock Being Offered	Number of Warrants Being Offered	Number of Shares of Series 1 Preferred Stock Being Offered	Number of Shares of Common Stock	Percentage of Shares of Common Stock	Number of Warrants	Percentage of Outstanding Warrants	Number of Shares of Series 1 Preferred Stock	Percentage of Shares of Series 1 Preferred Stock
Anthony Noto(2)	2,225,533	22,581	6,000	2,225,533	22,581	6,000	—	—	—	—	—	*
Christopher Lapointe	223,271	—	—	223,271	—	—	—	—	—	—	—	—
Michelle Gill	1,181,940	—	—	1,181,940	—	—	—	—	—	—	—	—
Micah Heavener	99,996	—	—	99,996	—	—	—	—	—	—	—	—
Robert Lavet	1,248,914	—	—	1,248,914	—	—	—	—	—	—	—	—
Jennifer Nuckles	148,192	—	—	148,192	—	—	—	—	—	—	—	—
Maria Renz	342,470	—	—	342,470	—	—	—	—	—	—	—	—
Assaf Ronen	375,371	—	—	375,371	—	—	—	—	—	—	—	—
Lauren Stafford Webb	118,545	—	—	118,545	—	—	—	—	—	—	—	—
Aaron J. Webster	227,154	—	—	227,154	—	—	—	—	—	—	—	—
Clay Wilkes(3)	4,567,823	—	—	4,567,823	—	—	—	—	—	—	—	—
Tom Hutton	469,291	—	—	469,291	—	—	—	—	—	—	—	—
Steven Freiberg	453,560	—	—	453,560	—	—	—	—	—	—	—	—
Harvey Schwartz	156,852	—	—	156,852	—	—	—	—	—	—	—	—
Magdalena Yeşil	812,098	—	—	812,098	—	—	—	—	—	—	—	—
SCH Sponsor V LLC(4)	27,925,000	8,000,000	—	27,925,000	8,000,000	—	—	—	—	—	—	—
SB Sonic Holdco (UK) Limited(5)	64,685,234	—	—	64,685,234	—	—	—	—	—	—	—	—
SoftBank Group Capital Limited(5)	53,110,699	—	—	53,110,699	—	—	—	—	—	—	—	—
Silver Lake Partners IV, L.P.(6)	38,727,889	843,994	224,261	38,727,889	843,994	224,261	—	—	—	—	—	—
Silver Lake Technology Investors IV (Delaware II), L.P.(6)	645,719	14,071	3,739	645,719	14,071	3,739	—	—	—	—	—	—
QIA FIG Holding LLC(7)	35,818,402	11,290,344	3,000,000	35,818,402	11,290,344	3,000,000	—	—	—	—	—	—
Red Crow Capital, LLC(8)	49,353,832	—	—	49,353,832	—	—	—	—	—	—	—	—
Jay Parikh(9)	100,000	—	—	100,000	—	—	—	—	—	—	—	—
ChaChaCha SPAC 5, LLC(10)	13,100,000	—	—	13,100,000	—	—	—	—	—	—	—	—
Entities affiliated with Hedosophia(11)	13,100,000	—	—	13,100,000	—	—	—	—	—	—	—	—
Entities affiliated with Baron(12)	5,000,000	—	—	5,000,000	—	—	—	—	—	—	—	—
Atreides Foundation Master Fund LP(13)	2,500,000	—	—	2,500,000	—	—	—	—	—	—	—	—
Blackrock, Inc.(14)	8,500,000	—	—	8,500,000	—	—	—	—	—	—	—	—

	Before the Offering						After the Offering
Name of Selling Securityholder(1)	Number of Shares of Common Stock	Number of Warrants	Number of Shares of Series 1 Preferred Stock	Number of Shares of Common Stock Being Offered	Number of Warrants Being Offered	Number of Shares of Series 1 Preferred Stock Being Offered	Number of Shares of Common Stock	Percentage of Shares of Common Stock	Number of Warrants	Percentage of Outstanding Warrants	Number of Shares of Series 1 Preferred Stock	Percentage of Shares of Series 1 Preferred Stock
Durable Capital Master Fund LP(15)	15,000,000	—	—	15,000,000	—	—	—	—	—	—	—	—
Entities affiliated with Fidelity(16)	7,900,000	—	—	7,900,000	—	—	—	—	—	—	—	—
Entities affiliated with Phoenix Insurance(17)	1,500,000	—	—	1,500,000	—	—	—	—	—	—	—	—
Entities Managed by Suvretta Capital Management, LLC(18)	2,500,000	—	—	2,500,000	—	—	—	—	—	—	—	—
Entities affiliated with Luxor Capital Group, LP(19)	1,500,000	—	—	1,500,000	—	—	—	—	—	—	—	—
The Nineteen77 Entities managed by UBS O’Connor LLC(20)	500,000	—	—	500,000	—	—	—	—	—	—	—	—
Entities affiliated with Park West(21)	1,300,000	—	—	1,300,000	—	—	—	—	—	—	—	—
Miller Opportunity Trust, A Series of Trust for Advised Portfolios(22)	1,923,000	—	—	1,923,000	—	—	—	—	—	—	—	—
Patient Partners, LP(23)	77,000	—	—	77,000	—	—	—	—	—	—	—	—
Ko Family Trust(24)	20,000	—	—	20,000	—	—	—	—	—	—	—	—
Ravi Tanuku(25)	20,000	—	—	20,000	—	—	—	—	—	—	—	—
91063 LLC(26)	250,000	—	—	250,000	—	—	—	—	—	—	—	—
Institutional Portfolio Investments LP(27)	750,000	—	—	750,000	—	—	—	—	—	—	—	—
Altimeter Partners Fund, L.P.(28)	2,500,000	—	—	2,500,000	—	—	—	—	—	—	—	—
Empyrean Capital Overseas(29)	1,500,000	875,000	—	1,500,000	—	—	—	—	875,000	2.17%	—	—
Linden Capital L.P.(30)	1,000,000	—	—	1,000,000	—	—	—	—	—	—	—	—
Senator Global Opportunity Master Fund LP(31)	5,000,000	—	—	5,000,000	—	—	—	—	—	—	—	—
Millais Limited(32)	800,000	—	—	800,000	—	—	—	—	—	—	—	—
Soroban Opportunities Master Fund LP(33)	9,000,000	—	—	9,000,000	—	—	—	—	—	—	—	—
Entities affiliated with Millennium Management LLC(34)	5,107,326	326,850	—	5,000,000	—	—	107,326	*	326,850	*	—	—
Aurora Trust(35)	1,500,000	—	—	1,500,000	—	—	—	—	—	—	—	—

	Before the Offering						After the Offering
Name of Selling Securityholder(1)	Number of Shares of Common Stock	Number of Warrants	Number of Shares of Series 1 Preferred Stock	Number of Shares of Common Stock Being Offered	Number of Warrants Being Offered	Number of Shares of Series 1 Preferred Stock Being Offered	Number of Shares of Common Stock	Percentage of Shares of Common Stock	Number of Warrants	Percentage of Outstanding Warrants	Number of Shares of Series 1 Preferred Stock	Percentage of Shares of Series 1 Preferred Stock
Alyeska Master Fund, L.P.(36)	3,500,000	—	—	3,500,000	—	—	—	—	—	—	—	—
Coatue US 35 LLC(37)	5,000,000	—	—	5,000,000	—	—	—	—	—	—	—	—
Alfred J. DeCarolis, Trustee of The DeCarolis 2017 Trust dated 12/6/ 2017(38)	100,000	—	—	100,000	—	—	—	—	—	—	—	—
The David Friedberg Revocable Trust u/a/d 9/19/2013(39)	500,000	—	—	500,000	—	—	—	—	—	—	—	—
Healthcare of Ontario Pension Plan Trust Fund(40)	5,500,000	—	—	5,500,000	—	—	—	—	—	—	—	—
Ghisallo Master Fund LP(41)	1,000,000	—	—	1,000,000	—	—	—	—	—	—	—	—
Schonfeld Strategic 460 Fund LLC(42)	2,000,000	—	—	2,000,000	—	—	—	—	—	—	—	—
Westlake Services Holding Company(43)	200,000	—	—	200,000	—	—	—	—	—	—	—	—
Commonwealth Opportunity Platform LLC(44)	200,000	—	—	200,000	—	—	—	—	—	—	—	—
MMF LT, LLC(45)	2,500,000	—	—	2,500,000	—	—	—	—	—	—	—	—
The Steven Trieu Living Trust dtd 4.3.12(46)	240,000	—	—	240,000	—	—	—	—	—	—	—	—
The Tolia-Zaveri Living Trust dated Dec 6 2017(47)	10,000	—	—	10,000	—	—	—	—	—	—	—	—
Andrew Blake Artz(48)	10,000	—	—	10,000	—	—	—	—	—	—	—	—
__________________
*       Less than one percent
**     “Percentage of Shares of Common Stock” based on a total of 920,323,141 shares of common stock, which number includes 795,224,257 shares of common stock outstanding as of the date of this prospectus, plus 27,089,789 shares of common stock issuable upon the exercise of outstanding stock options, plus 57,713,105 shares of common stock issuable upon the settlement of outstanding RSUs, plus 40,295,990 shares of common stock issuable upon the exercise of warrants.
“Percentage of Outstanding Warrants” based on a total of 40,295,990 warrants outstanding, which number includes 8,000,000 SCH warrants, 20,125,000 public warrants and 12,170,990 SoFi warrants.
“Percentage of Shares of Series 1 Preferred Stock” based on 3,234,000 shares of Series 1 preferred stock outstanding.
(1)Unless otherwise noted, the business address of each of those listed in the table above is 234 1st Street, San Francisco, CA 94105.
(2)Consists of 2,202,952 shares of common stock held of record and 22,581 shares of common stock which may be acquired upon exercise of warrants.
(3)Consists of 4,567,823 shares of common stock held of record jointly by Clay Wilkes and his wife, who have shared voting and dispositive power with respect to the shares.
(4)Consists of 19,925,000 shares of common stock held of record and 8,000,000 shares of common stock which may be acquired upon exercise of warrants. Chamath Palihapitiya, the former chairman and CEO of SCH, and Ian Osborne, the former President and board member of SCH, may be deemed to beneficially own securities held by SCH Sponsor V LLC by virtue of their shared control over SCH Sponsor V LLC.

(5)SoftBank Group Capital Limited and SB Sonic Holdco (UK) Limited, a subsidiary of SoftBank Group Capital Limited, are both subsidiaries of SoftBank Group Corp. Michel Combes, a member of our board of directors, serves as a President of SB Group US, Inc., an affiliate of SoftBank Group Corp., and as a Director of SoftBank Group Capital Limited. Carlos Medeiros, a member of our board of directors, serves as a Partner at SoftBank Group International, an affiliate of SoftBank Group Corp. Messrs. Combes and Medeiros disclaim beneficial ownership of the shares held by each of the Selling Securityholder entities named above except to the extent of any pecuniary interest therein. The address of each of the Selling Securityholder entities named above is 69 Grosvenor Street, London, England, United Kingdom W1K 3JP. The address of SoftBank Group Corp. is 1-7-1, Kaigan, Minato-ku, Tokyo 105-7537 Japan.
(6)Consists of (i) 37,883,895 shares of common stock held of record and 843,994 shares of common stock which may be acquired upon exercise of warrants by Silver Lake Partners IV, L.P. and (ii) 631,648 shares of common stock held of record and 14,071 shares of common stock which may be acquired upon exercise of warrants by Silver Lake Technology Investors IV (Delaware II), L.P. Silver Lake Technology Associates IV, L.P. is the general partner of Silver Lake Partners IV, L.P. and Silver Lake Technology Investors IV (Delaware II), L.P. The general partner of Silver Lake Technology Associates IV, L.P. is SLTA IV (GP), L.L.C., the managing member of which is Silver Lake Group, L.L.C. The managing members of Silver Lake Group, L.L.C. are Egon Durban, Kenneth Hao, Gregory Mondre and Joseph Osnoss. The address of each of the Selling Securityholder entities named above is 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(7)Consists of 24,528,058 shares of common stock and 11,290,344 shares of common stock which may be acquired upon exercise of warrants by QIA FIG Holding LLC. Ahmed Al-Hammadi, a member of our board of directors, serves as Chief Investment Officer, Europe, Russia and Turkey for Qatar Investment Authority, the ultimate parent of QIA FIG Holding LLC. Mr. Al-Hammadi disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein. The address of the entities named above is Qatar Investment Authority, Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, Qatar.
(8)Clay Wilkes, a member of our board of directors, serves as the Managing Director of Red Crow Capital, LLC and may be deemed to be the beneficial owner the shares held by Red Crow Capital, LLC. The address of Red Crow Capital, LLC is c/o Dorsey & Whitney LLP Attention: Nolan S. Taylor 111 South Main, Suite 2100, Salt Lake City, Utah 84111.
(9)Jay Parikh is a former board member of SCH. Mr. Parikh’s business address is 317 University Ave, Suite 200, Palo Alto, CA 94301.
(10)Chamath Palihapitiya, former chairman and CEO of SCH, is CEO of ChaChaCha SPAC 5, LLC. The address of ChaChaCha SPAC 5, LLC is 317 University Ave Ste 200, Palo Alto, CA 94301.
(11)Consists of (i) 720,000 shares of common stock held by Hedosophia Group Limited, (ii) 380,000 shares of common stock held by Longsutton Limited and (iii) 12,000,000 shares of common stock held by Hedosophia Public Investments Limited. Ian Osborne, the former President and board member of SCH, is the Chief Executive Officer of Hedosophia Group Limited and may be deemed to control such shares. Each of Longsutton Limited and Hedosophia Public Investments Limited are affiliates of Hedosophia Group Limited. The address of Hedosophia Group Limited and Longsutton Limited is Roseneath, The Grange, St. Peter Port, Guernsey GY1 2QJ, and the address of Hedosophia Public Investments Limited is PO Box 255, Trafalgar Court, Les Banques, St. Peter Port, Guernsey GY1 3QL.
(12)Consists of (i) 49,505 shares of common stock held by Baron FinTech Fund, (ii) 3,960,396 shares of common stock held by Baron Global Advantage Fund, and (iii) 990,099 shares of common held by stock Baron Opportunity Fund. Baron FinTech Fund, Baron Global Advantage Fund and Baron Opportunity Fund (the Selling Securityholder entities”) are investment companies registered under the Investment Company Act of 1940. The business address of the Selling Securityholder entities is 767 Fifth Avenue, 49th Floor, New York, NY 10153. Mr. Ronald Baron has voting and/or investment control over the shares held by the Selling Securityholder entities. Mr. Baron disclaims beneficial ownership of the shares held by the Selling Securityholder entities.
(13)Gavin Baker is the Managing Partner & CIO of Atreides Management, LP, the investment manager for Atreides Foundation Master Fund LP. The address of Atreides Foundation Master Fund LP is One International Place, Suite 4410, Boston, MA 02110.
(14)The registered holders of the referenced shares of common stock to be sold are the following funds and accounts under management by subsidiaries of BlackRock, Inc.: BlackRock Capital Allocation Trust; BlackRock Strategic Income Opportunities Portfolio of BlackRock Funds V; Strategic Income Opportunities Bond Fund; BGF ESG Fixed Income Global Opportunities Fund; BGF Fixed Income Global Opportunities Fund; Master Total Return Portfolio of Master Bond LLC; BlackRock Total Return Bond Fund; BlackRock Global Long/Short Credit Fund of BlackRock Funds IV; BlackRock Technology Opportunities Fund, a series of BlackRock Funds; BlackRock Global Funds – World Technology Fund; BlackRock Global Allocation Fund, Inc.; BlackRock Global Funds – Global Allocation Fund; BlackRock Global Allocation V.I. Fund of BlackRock Variable Series Funds, Inc.; BlackRock Global Allocation Portfolio of BlackRock Series Fund, Inc.; BlackRock Global Allocation Collective Fund and BlackRock Global Funds – Global Dynamic Equity Fund. BlackRock, Inc. is the ultimate parent holding company of such subsidiaries. On behalf of such subsidiaries, the applicable portfolio managers, as managing directors (or in other capacities) of such entities, and/or the applicable investment committee members of such funds and accounts, have voting and investment power over the shares held by the funds and accounts which are the registered holders of the referenced shares. Such portfolio managers and/or investment committee members expressly disclaim beneficial ownership of all shares held by such funds and accounts. The addresses of such funds and accounts, such subsidiaries and such portfolio managers and/or investment committee members are 55 East 52nd Street, New York, NY 10055 and 400 Howard Street San Francisco, CA 94105. Shares of common stock shown include only the securities being registered for resale and may not incorporate all shares deemed to be beneficially held by the registered holders or BlackRock, Inc.
(15)Durable Capital Partners LP (“Durable Capital Partners”) is the investment adviser to Durable Capital Master Fund LP (“Durable Master Fund”). Durable Capital Partners GP LLC (“Durable GP”) is the general partner of Durable Capital Partners, and Henry Ellenbogen is the chief investment officer of Durable Capital Partners and the managing member of Durable GP. The principal business address of Durable Master Fund is c/o Durable Capital Partners, 5425 Wisconsin Avenue, Suite 802, Chevy Chase, MD 20815.
(16)Consists of (i) 192,954 shares of common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (ii) 1,031,232 shares of common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (iii) 1,094,981 shares of common stock held by Fidelity Growth Company Commingled Pool, (iv) 180,833 shares of common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund, (v) 2,228,844 shares of common stock held by Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, (vi) 76,379 shares of common stock held by Fidelity Blue Chip Growth Commingled Pool, (vii) 4,315 shares of common stock held by Fidelity Securities Fund: Fidelity Flex Large Cap Growth Fund, (viii) 242,158 shares of common stock held by Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund, (ix) 6,115 shares of common stock held by Fidelity Blue Chip Growth Institutional Trust, (x) 265,216 shares of common stock held by Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, (xi) 176,973 shares of common stock held by FIAM Target Date Blue Chip Growth Commingled Pool, (xii) 287,999 shares of common stock held by Variable Insurance Products Fund III: Growth Opportunities Portfolio, (xiii) 1,932,324 shares of common stock held by Fidelity Advisor Series I: Fidelity Advisor Growth Opportunities Fund, (xiv) 70,354 shares of common stock held by Fidelity Advisor Series I: Fidelity Advisor Series Growth Opportunities Fund, (xv) 22,334 shares of common stock held by Fidelity U.S. Growth Opportunities Investment Trust, and (xvi) 86,989 shares of common stock held by Fidelity NorthStar Fund. These accounts are managed by direct or indirect subsidiaries of FMR LLC, of which Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer. The address of each of (a) Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, Fidelity Growth Company Commingled Pool, Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, Fidelity Blue Chip Growth Commingled Pool and Fidelity Advisor Series I: Fidelity Advisor Growth Opportunities Fund is Mag & Co., c/o Brown Brothers Harriman & Co., Attn: Corporate Actions /Vault, 140 Broadway, New York, NY 10005, (b) Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund and Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund is BNY Mellon, PO Box 392002, Pittsburgh, PA 15230, (c) Fidelity Securities Fund: Fidelity Flex Large Cap Growth Fund, Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund and Variable Insurance Products Fund III: Growth Opportunities Portfolio is The Northern Trust Company, Attn: Trade Securities Processing, 333 South Wabash Ave, 32nd Floor, Chicago, IL 60604, (d) Fidelity Blue Chip Growth Institutional Trust, Fidelity U.S. Growth Opportunities Investment Trust, Fidelity NorthStar Fund, Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, FIAM Target Date Blue Chip Growth Commingled Pool and Fidelity Advisor Series I: Fidelity Advisor Series Growth is State Street Bank & Trust, PO Box 5756, Boston, MA 02206.
(17)Consists of (i) 1,350,000 shares held by Shotfut Menayot Chool Phoenix Amitim and (ii) 150,000 shares held by Phoenix Insurance Ltd. The address of each of the Selling Securityholders named above is Derech Hashalom 53, Giv’atayim, Israel 5345433.
(18)Consists of (i) 2,482,000 shares of common stock held by Suvretta Master Fund, Ltd. and (ii) 18,000 shares of common stock held by Suvretta Long Master Fund, Ltd. Aaron Cowen is control person of Suvretta Capital Management, LLC, which is the investment manager of Suvretta Master Fund, Ltd. and Suvretta Long Master Fund, Ltd. The address of each of the Selling Securityholders named above is 540 Madison Avenue, 7th Floor, New York, NY 10022.
(19)Consists of (i) 262,215 shares of common stock held by Luxor Wavefront, LP (“Luxor Wavefront”), (ii) 320,467 shares of common stock held by Luxor Capital Partners Offshore Master Fund, LP (“Luxor Offshore”), (iii) 532,060 shares of common stock held by Luxor Capital Partners, LP (“Luxor Capital”), (iv) 369,533 shares of common stock held by Lugard Road Capital Master Fund, LP (“Lugard”), (v) 12,319 shares of common stock held by Luxor Capital Partners Long, LP (“Luxor Long Onshore”), and (vi) 3,406 shares of common stock held by Luxor Capital Partners Long Offshore Master Fund, LP (“Luxor Long Offshore”). Luxor Capital Group, LP, as the investment manager of Luxor Wavefront, Luxor Offshore, Luxor Capital, Lugard, Luxor Long Onshore, and Luxor Long Offshore has sole dispositive and voting power over the securities held by the Selling Securityholders. Christian Leone, in his position as Portfolio Manager at Luxor Capital Group, LP with respect to Luxor Wavefront, Luxor Offshore, Luxor Capital, Luxor Long Onshore, and Luxor Long Offshore may be deemed to have voting and investment power with respect to the securities owned by such Selling Securityholders. Mr. Leone disclaims beneficial ownership of the securities owned by such Selling Securityholders. Jonathan Green, in his position as Portfolio Manager at Luxor Capital Group, LP with respect to Lugard, may be deemed to have voting and investment power with respect to the securities held by Lugard. Mr. Green disclaims beneficial ownership of the securities owned by Lugard. The principal business address of each of the Selling Securityholders named above is 1114 Avenue of the Americas, 28th Floor, New York, NY 10036.
(20)Consists of (i) 230,750 shares of common stock held by Nineteen77 Global Multi-Strategy Alpha Master Limited, (ii) 230,750 shares of common stock held by Nineteen77 Global Merger Arbitrage Master Limited, and (iii) 38,500 shares of common stock held by Nineteen77 Global Merger Arbitrage Opportunity Fund (collectively, the “Nineteen77 Entities”). Kevin Russell, the Chief Investment Officer of UBS O’Connor LLC, is deemed to have power to vote or dispose of the shares held by the Nineteen77 Entities. The address of the Nineteen77 Entities and Mr. Russell is c/o UBS O’Connor LLC, One North Wacker Drive, 31st Floor, Chicago, IL 60606.
(21)Consists of (i) 1,185,000 shares held by Park West Investors Master Fund, Limited and (ii) 115,000 shares held by Park West Partners International, Limited. The business address for each of the Selling Securityholders named above is 900 Larkspur Landing Circle, Suite 165, Larkspur, CA 94939.
(22)Miller Value Partners, LLC (“MVP”) is the Investment Manager of Miller Opportunity Trust, A Series of Trust for Advised Portfolios (“MOT”) and William H. Miller III Living Trust Dated April 17, 2017 (“WHM III Trust”) is the Control Person of MVP. MVP and WHM III Trust may be deemed to be the beneficial owner of the shares held by MOT. The principal business address is c/o Miller Value Partners, One South Street, Suite 2550, Baltimore, MD 21202.
(23)Patient Capital Management, LLC is the Investment Manager of Patient Partners, LP and Samantha M. McLemore is the Control Person of Patient Capital Management, LLC. Patient Capital Management, LLC and Ms. McLemore may be deemed to be the beneficial owners of the shares held by Patient Partners, LP. The principal business address is c/o Miller Value Partners, One South Street, Suite 2550, Baltimore, MD 21202.
(24)Raymond Ko, a partner at The Social+Capital Capital Partnership, LLC, an affiliate of SCH, may be deemed to be the beneficial owner of the shares held by The Ko Family Trust. The address of The Ko Family Trust is 317 University Ave Ste 200, Palo Alto, CA 94301.
(25)Ravi Tanuku is a partner at The Social+Capital Capital Partnership, LLC, an affiliate of SCH. Mr. Tanuku’s address is 317 University Ave Ste 200, Palo Alto, CA 94301.
(26)Richard Costolo, a member of our board of directors, is the Manager of 91063 LLC, and Mr. Costolo may be deemed to be the beneficial owner of the shares held by 91063 LLC. The address of 91063 LLC is 659 Chapman Dr., Corte Madera, CA 94925.

(27)The address of Institutional Portfolio Investments LP is 400 Main Street, Suite 250, Los Altos, CA 94022.
(28)The address of Altimeter Partners Fund, L.P. is One International Place, Suite 4610, Boston, MA 02110.
(29)Consists of (i) 1,500,000 shares of common stock and (ii) 875,000 shares of common stock issuable upon exercise of warrants. Empyrean Capital Partners, LP (“Empyrean”) serves as investment manager to Empyrean Capital Overseas Master Fund, Ltd. (“ECOMF”) with respect to the shares of common stock and warrants directly held by ECOMF. Empyrean Capital, LLC serves as the general partner to Empyrean. Amos Meron is the managing member of Empyrean Capital, LLC, and as such may be deemed to have voting and dispositive control of the shares of common stock and warrants directly held by ECOMF. The address of each of ECOMF, Empyrean, Empyrean Capital, LLC, and Amos Meron is c/o Empyrean Capital Partners, LP, 10250 Constellation Boulevard, Suite 2950, Los Angeles, CA 90067.
(30)The shares of common stock directly held by Linden Capital L.P. are indirectly held by Linden Advisors LP (the investment manager of Linden Capital L.P.), Linden GP LLC (the general partner of Linden Capital L.P.), and Mr. Siu Min (Joe) Wong (the principal owner and the controlling person of Linden Advisors LP and Linden GP LLC). Linden Capital L.P., Linden Advisors LP, Linden GP LLC and Mr. Wong share voting and dispositive power with respect to the securities held by Linden Capital L.P. The address of Linden Capital L.P. is c/o Linden Advisors LP, 590 Madison Avenue, 15th Floor, New York, NY 10022, and Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda.
(31)Senator Investment Group LP (“Senator”), is investment manager of Senator Global Opportunity Master Fund LP and may be deemed to have voting and dispositive power with respect to the shares. The general partner of Senator is Senator Management LLC (the “Senator GP”). Douglas Silverman controls Senator GP and, accordingly, may be deemed to have voting and dispositive power with respect to the shares held by Senator Global Opportunity Master Fund LP. Mr. Silverman disclaims beneficial ownership of the shares held by this Selling Securityholder. The address of Senator Global Opportunity Master Fund LP is 510 Madison Avenue, 28th Floor, New York, NY 10022.
(32)The address of Millais Limited is c/o Millais USA LLC, 767 5th Avenue, 9th Floor, New York, NY 10153.
(33)The address of Soroban Opportunities Master Fund LP is c/o Soroban Capital Partners LP, 55 West 46th Street, 32nd Floor, New York, NY 10036.
(34)Consists of (i) 4,091,666 shares of common stock and 88,100 shares of common stock issuable upon exercise of warrants held by Integrated Core Strategies (US) LLC, a Delaware limited liability company (“Integrated Core Strategies”), (ii) 500,000 shares of common stock held by Riverview Group LLC, a Delaware limited liability company ("Riverview Group"), (iii) 450,000 shares of common stock and 238,750 shares of common stock issuable upon exercise of warrants held by ICS Opportunities, Ltd., an exempted company organized under the laws of the Cayman Islands ("ICS Opportunities"), (iv) 57,253 shares of common stock held by ICS Opportunities II LLC, a Cayman Islands limited liability company ("ICS Opportunities II") and (v) 8,407 shares of the common stock held by Integrated Assets, Ltd., an exempted company organized under the laws of the Cayman Islands ("Integrated Assets"). Millennium International Management LP, a Delaware limited partnership ("Millennium International Management"), is the investment manager to ICS Opportunities, ICS Opportunities II and Integrated Assets and may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities, ICS Opportunities II and Integrated Assets. Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of the managing member of Integrated Core Strategies and Riverview Group and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Millennium Management is also the general partner of the 100% owner of ICS Opportunities, ICS Opportunities II and Integrated Assets and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities, ICS Opportunities II and Integrated Assets. Millennium Group Management LLC, a Delaware limited liability company ("Millennium Group Management"), is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Millennium Group Management is also the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities, ICS Opportunities II and Integrated Assets. The managing member of Millennium Group Management is a trust of which Israel A. Englander, a United States citizen ("Mr. Englander"), currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies, Riverview Group, ICS Opportunities, ICS Opportunities II or Integrated Assets. The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium Management, Millennium Group Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies, Riverview Group, ICS Opportunities, ICS Opportunities II or Integrated Assets, as the case may be. The address for Integrated Core Strategies and Riverview Group is c/o Millenium Management LLC, 399 Park Avenue, New York, NY 10022. The address for ICS Opportunities, ICS Opportunities II and Integrated Assets is c/o Millenium International Management LP, 399 Park Avenue, New York, NY 10022.
(35)The address of Aurora Trust is 92 Sutherland Drive, Atherton, CA 94027.
(36)Alyeska Investment Group, L.P., the investment manager of Alyeska Master Fund, L.P., has voting and investment control of the shares of common stock held by Alyeska Master Fund, L.P.. Anand Parekh is the Chief Executive Officer of Alyeska Investment Group, L.P. and may be deemed to be the beneficial owner of such shares. Mr. Parekh, however, disclaims any beneficial ownership of the shares held by Alyeska Master Fund, L.P.
(37)The address of Coatue US 35 LLC is 9 West 57th St, 25th FL, New York, NY 10019.
(38)The address of The DeCarolis 2017 Trust dated 12/6/2017 is 801 South Pointe Dr., #401, Miami Beach, FL 33139.
(39)The address of The David Friedberg Revocable Trust u/a/d 9/19/2013 is One Letterman Drive, Suite A3-1, San Francisco, CA 94128.
(40)The address of Healthcare of Ontario Pension Plan Trust Fund is 1 York Street, Suite 1900, Toronto, Ontario, Canada M5J 0B6.

(41)The address of Ghisallo Master Fund LP is 27 Hospital Road, Georgetown, Grand Cayman, CI KY1-9008.
(42)The address of Schonfeld Strategic 460 Fund LLC is 460 Park Ave., Floor 19, New York, NY 10022.
(43)The address of Westlake Services Holding Company is 4751 Wilshire Blvd., Suite 100, Los Angeles, CA 90010.
(44)The address of Commonwealth Opportunity Platform LLC is 200 Crescent Ct Ste 1040, Dallas, TX, 75201.
(45)Moore Capital Management, LP, the investment manager of MMF LT, LLC, has voting and investment control of the shares held by MMF LT, LLC. Mr. Louis M. Bacon controls the general partner of Moore Capital Management, LP and may be deemed the beneficial owner of the shares of common stock held by MMF LT, LLC. Mr. Bacon also is the indirect majority owner of MMF LT, LLC. The address of MMF LT, LLC, Moore Capital Management, LP and Mr. Bacon is 11 Times Square, New York, NY 10036.
(46)Steven Trieu, the former CFO of SCH, is the beneficial owner of the shares of common stock. Mr. Trieu’s business address is 317 University Ave Ste 200, Palo Alto, CA 94301.
(47)Jay Zaveri, a partner at The Social+Capital Capital Partnership, LLC, an affiliate of SCH, may be deemed to be the beneficial owner of the shares of common stock held by The Tolia-Zaveri Living Trust dated Dec 6 2017. The address of Tolia-Zaveri Liviting Trust dated Dec 6, 2017 is 317 University Ave Ste 200, Palo Alto, CA 94301.
(48)Andrew Blake Artz is a partner at Social Capital Holdings Inc, an affiliate of SCH. Mr. Artz’s address is 317 University Ave Ste 200, Palo Alto, CA 94301.
Selling Securityholder information for each additional Selling Securityholder, if any, will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of Selling Securityholder’s shares pursuant to this prospectus. To the extent permitted by law, a prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each Selling Securityholder and the number of shares of common stock or warrants registered on its behalf. A Selling Securityholder may sell or otherwise transfer all, some or none of such shares of common stock or warrants in this offering. See “Plan of Distribution”.
For information regarding transactions between us and the Selling Securityholders, see the section titled “Certain Relationships and Related Person Transactions”.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
In addition to the compensation arrangements with directors and executive officers described under “Executive Compensation” and “Management” and the registration rights described elsewhere in this prospectus, the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:
•we have been or are to be a participant;
•the amount involved exceeds or will exceed $120,000; and
•any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.
Shareholders’ Agreement
We, the Sponsor and certain former shareholders of SoFi (the “SoFi Holders”) entered into the Shareholders’ Agreement (the “Shareholders’ Agreement”) on May 28, 2021. The SoFi Holders include entities affiliated with Softbank and Red Crow Capital, which are 5% shareholders, entities affiliated with Michael Bingle, one of our directors, and an entity affiliated with Mr. Al-Hammadi, one of our directors. Pursuant to the Shareholders’ Agreement, we also entered into the Share Repurchase Agreement with SoftBank Group Capital Limited committing us to repurchase, in the aggregate, $150 million of shares of common stock owned by the SoftBank Investors at a price per share equal to $10.00. Following such repurchase, in the event the combined ownership of shares of common stock by the SoftBank Investors and Renren SF Holdings Inc., or their affiliates, exceeds a specified regulatory ownership threshold, the SoftBank Investors will convert a number of shares of common stock into non-voting common stock such that, the combined ownership of the SoftBank Investors, Renren SF Holdings Inc. and their affiliates will not exceed such threshold. The Shareholders’ Agreement further sets forth ongoing board designation rights that entitle (i) the Sponsor to nominate up to two (2) independent directors, (ii) the SoftBank Investors to nominate up to two (2) directors, (iii) the Silver Lake Investors to nominate one (1) director, (iv) the QIA Investors to nominate one (1) director, and (v) the Red Crow Investors to nominate one (1) director, in each case so long as such entity or its affiliates owns a certain percentage of our common stock. Certain of the these entities are also entitled to certain designation rights with respect to committees of our board of directors. Pursuant to the Shareholders’ Agreement, if, as of the Closing, we maintain an amount of available cash that exceeds a certain minimum threshold, and our board of directors approves the repurchase of our common stock, then until the earlier of 180 days following the Closing and such time as the amount of such repurchases equals $250 million, we will offer the SoFi Holders the right to sell to us shares of our common stock owned by the SoFi Holders at a price per share equal to $10.00, subject to certain prioritization between such stockholders, and in each case on the terms, and subject to the conditions, set forth in the Shareholders’ Agreement. As of the date of this prospectus, our board of directors has not approved such a repurchase.
SoftBank Repurchase Agreement
As provided in the Shareholders’ Agreement, following the Closing, we entered into the Share Repurchase Agreement with SoftBank Group Capital Limited, which committed us to repurchase, in the aggregate, $150 million of shares of our common stock owned by the SoftBank Investors at a price per share equal to $10.00. The repurchase was completed on May 28, 2021.
Series 1 Registration Rights Agreement
At the Closing, we and holders of Series 1 Preferred Stock entered into the Series 1 Registration Rights Agreement, pursuant to which we agreed to register for resale, pursuant to Rule 415 under the Securities Act, the Series 1 Preferred Stock and any other of our equity securities or securities of our subsidiaries issued or issuable with respect to shares of Series 1 Preferred Stock. The Series 1 Registration Rights Agreement also provides for certain customary piggyback registration rights. The Series 1 Registration Rights Agreement will terminate on the date that such party no longer holds any Registrable Securities (as defined therein). The holders of Series 1 Preferred include certain parties related to us. See “ — Series H and Series 1 Financing and Series H Warrants” below.

Amended and Restated Registration Rights Agreement
At the Closing, we, the Sponsor, certain affiliates of the Sponsor and certain SoFi stockholders entered into the Amended and Restated Registration Rights Agreement, pursuant to which we agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of our common stock and other of our equity securities that are held by the parties thereto from time to time. The Amended and Restated Registration Rights Agreement amends and restates the registration rights agreement that was entered into by SCH, the Sponsor and the other parties thereto in connection with the SCH initial public offering. The Amended and Restated Registration Rights Agreement also provides for certain customary piggyback registration rights. The Amended and Restated Registration Rights Agreement will terminate on the date that such party no longer holds any Registrable Securities (as defined therein). The SoFi stockholders party to the agreement include parties related to us, including entities affiliated with SoftBank and Red Crow Capital, LLC, which are 5% shareholders, entities affiliated with Michael Bingle and Ahmed Al-Hammadi, two of our directors, Jay Parikh and Jennifer Dulski, former directors of SCH, certain entities affiliated with Chamath Palihapitiya, the former Chairman of the board of directors of SCH and certain entities affiliated with Ian Osborne, the former President and a former director of SCH.
Amended and Restated Series H Warrants
On May 28, 2021, we entered into an amended and restated warrant with each holder of Series H Warrants, which warrants superseded the outstanding warrants to purchase shares of SoFi Series H Preferred Stock, and pursuant to which each holder will have the right to purchase a number of shares of our common stock set forth therein. Holders of Series H Warrants include certain persons and entities related to us. See “ — Series H and Series 1 Financing and Series H Warrants” below.
Arrangements with Galileo
Following the acquisition of Galileo, as further described elsewhere in this prospectus, SoFi provided, and we continue to provide, certain ongoing shared operational services to Galileo, including in areas such as legal and compliance, human resources, information technology, corporate development and strategy, and other administrative functions.
Executive Officer and Director Compensation Arrangements
See “Executive Compensation” for information regarding compensation arrangements with the executive officers and directors of SoFi, which include, among other things, employment, termination of employment and change in control arrangements, stock awards and certain other benefits.
Director and Officer Indemnification
Our Certificate of Incorporation and Bylaws provide for indemnification for our directors and officers to the fullest extent permitted by the DGCL. We have entered into indemnification agreements with each of our directors and executive officers. For additional information, see “Executive Compensation  —  Limitations of Liability and Indemnification Matters”.
Pre-Business Combination Related Party Transactions of SoFi
Agreements with Stockholders
Investors’ Rights Agreement
SoFi entered into the Sixth Amended and Restated Investors’ Rights Agreement, dated as of May 29, 2019 (as amended by the Omnibus Amendment to Preferred Stock Financing Agreements, dated May 14, 2020 (the “Omnibus Amendment”) and the Second Omnibus Amendment to Preferred Stock Financing Agreements, dated December 30, 2020, by and among SoFi, certain holders of preferred stock of SoFi and certain holders of common stock of SoFi (together with the Omnibus Amendment, the “Omnibus Amendments”), which grants registration rights and right of first offer rights, among other things, to certain holders of its capital stock, including (i) entities affiliated with Silver Lake, which is affiliated with Michael Bingle, one of our directors, (ii) entities affiliated with

Renren SF Holdings Inc. (“Renren”), which is affiliated with Joe Chen, one of the directors of SoFi prior to the Business Combination, (iii) entities affiliated with QIA, which is affiliated with Ahmed Al-Hammadi, one of our directors, (iv) entities affiliated with SoftBank, which is affiliated with Michel Combes and Carlos Medeiros, two of our directors, (v) Clay Wilkes, Vice Chairman of Galileo and one of our directors, and (vi) Anthony Noto, our Chief Executive Officer and one of our directors. This agreement terminated upon Closing of the Business Combination.
Right of First Refusal and Co-Sale Agreement
SoFi entered into the Sixth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of May 29, 2019 (as amended by the Omnibus Amendments), by and among SoFi, certain holders of preferred stock of SoFi and certain holders of common stock of SoFi). Pursuant to the agreement, SoftBank has an initial right of first refusal, and SoFi has a subordinated right of first refusal, in respect of certain sales of securities by certain holders of SoFi capital stock. To the extent SoftBank or SoFi, respectively, do not exercise such rights in full, certain other investor parties to the agreement are granted certain rights of first refusal and co-sale in respect of such sale, including (i) entities affiliated with Silver Lake, which is affiliated with Michael Bingle, one of our directors, (ii) entities affiliated with Renren, which is affiliated with Joe Chen, one of the directors of SoFi prior to the Business Combination, (iii) entities affiliated with QIA, which is affiliated with Ahmed Al-Hammadi, one of our directors, (iv) entities affiliated with SoftBank, which is affiliated with Michel Combes and Carlos Medeiros, two of our directors, (v) Clay Wilkes, Vice Chairman of Galileo and one of our directors, and (vi) Anthony Noto, our Chief Executive Officer and one of our directors. This agreement terminated upon Closing of the Business Combination.
Voting Agreement
SoFi entered into the Eighth Amended and Restated Voting Agreement, dated as of May 29, 2019 (as amended by the Omnibus Amendments), pursuant to which certain holders of its capital stock, including (i) entities affiliated with Silver Lake, which is affiliated with Michael Bingle, one of our directors, (ii) entities affiliated with Renren, which is affiliated with Joe Chen, one of the directors of SoFi prior to the Business Combination, (iii) entities affiliated with QIA, which is affiliated with Ahmed Al-Hammadi, one of our directors, (iv) entities affiliated with SoftBank, which is affiliated with Michel Combes and Carlos Medeiros, two of our directors, (v) Clay Wilkes, Vice Chairman of Galileo and one of our directors, and (vi) Anthony Noto, our Chief Executive Officer and one of our directors, have agreed to vote their shares of capital stock on certain matters as provided under the agreement, including with respect to the election of directors. This agreement terminated upon Closing of the Business Combination.
Series 1 Preferred Stock Investors’ Agreement
SoFi entered into to the Series 1 Preferred Stock Investors’ Agreement (the “Original Series 1 Agreement”), dated as of May 29, 2019, with certain holders of its capital stock, including (i) entities affiliated with Silver Lake, which is affiliated with Michael Bingle, one of our directors, (ii) entities affiliated with QIA, which is affiliated with Ahmed Al-Hammadi, one of our directors, and (iii) Anthony Noto, our Chief Executive Officer and one of our directors (the “Series 1 Holders”). The Series 1 Agreement provides holders of the Series 1 preferred stock who also hold Series H Preferred Stock (the “Series 1 Holders”), upon request by QIA, with certain registration rights, provides for certain shelf registration filing obligations by SoFi and limits the future registration rights that SoFi may grant other parties, contains financial and other covenants, and provides for information rights and special payment rights, among other rights. This agreement will be amended and restated upon Closing. Upon consummation of the Business Combination, the Series 1 Holders became entitled to a cash payment in an aggregate amount of $21.2 million, which was paid from the proceeds of the Business Combination and settled contemporaneously with the Business Combination.
Amended and Restated Series 1 Preferred Stock Investors’ Agreement
In connection with the execution of the Merger Agreement, SCH and the Series 1 Holders, including Anthony Noto, entered into the Series 1 Agreement. The Series 1 Agreement amends and restates in its entirety the Original Series 1 Agreement and assigns all of SoFi’s rights, remedies, obligations and liabilities under the Original Series 1 Agreement to SCH. The Series 1 Agreement contains financial and other covenants, provides for certain information rights and provides for the cash payment of $21.2 million to the Series 1 Holders, immediately upon the Closing, in full satisfaction of the special payment rights set forth in the Original Series 1 Agreement, which was subject to adjustment in accordance with the Merger Agreement. The Series 1 Agreement further provides that if as the holders of a majority of the outstanding shares of Series 1 Preferred Stock shall be entitled to appoint a director designated by QIA FIG Holding LLC to our board of directors, as provided in our Certificate of Incorporation, then each Series 1 Investor shall vote such number of shares of Series 1 Preferred Stock as is necessary to ensure that the person designated by QIA FIG Holding LLC is so elected.
Note Purchase and Security Agreement
On March 7, 2019, SoFi entered into a $58.0 million note purchase and security agreement (the “Note Purchase Agreement” and the related note, the “Renren Note”) with Renren, which is affiliated with Joe Chen, one of the directors of SoFi prior to the Business Combination. The Renren Note accrued interest at 7.0%, and was collateralized by a portion of Renren’s SoFi common and preferred stock, consisting of 8,000,000 shares of SoFi common stock (the “Pledged Shares”). As consideration for entering into the Note Purchase Agreement and the Renren Note, SoFi, Renren Lianhe Holdings and Renren entered into a Call Option, Right of First Refusal and Voting Agreement (Pledged Shares) on March 7, 2019, pursuant to which SoFi was granted call rights to purchase the Pledged Shares and a Call Option, Right of First Refusal and Voting Agreement on March 7, 2019, pursuant to which SoFi was granted call rights to purchase an additional approximately 9,000,000 shares of SoFi common stock held by Renren (collectively, the “Call Option Shares”) at $8.80 per share (such right, the “Call Option Rights”). The initial scheduled maturity date of the Renren Note was December 7, 2019. Both SoFi and Renren had the option to extend the Renren Note for six months beyond the initial scheduled maturity date, and SoFi exercised the extension in September 2019. Pursuant to the terms of the Note Purchase Agreement, following the initial six-month extension, SoFi had a unilateral extension option for unlimited consecutive three-month terms. On June 3, 2020, SoFi and Renren agreed to amend the Note Purchase Agreement to, among other things, permit extension periods longer than three months and to extend the term of the Renren Note an additional six months through December 31, 2020. The Call Option Rights were effective through the then-current maturity date in the event the Renren Note was prepaid before such date. In October 2019, SoFi assigned a portion of its Call Option Rights to SoftBank Group Capital Limited pursuant to a Side Letter by and among Social Finance, Inc., SoftBank Group Capital Limited, Renren Inc., Renren Lianhe Holdings, Renren and Oak Pacific Investment, which paid approximately $15.2 million to purchase an aggregate 1,722,144 of the Call Option Shares. Renren used the full proceeds from this sale to prepay in part the Renren Note and accrued interest thereon. Renren made additional prepayments during 2020 from dispositions of its assets, and the Renren Note was prepaid in full on November 18, 2020. The Call Option Rights remained outstanding until December 31, 2020 pursuant to the terms of the Note Purchase Agreement. SoFi exercised its Call Option Rights in full on December 30, 2020 and purchased 59,750 shares of SoFi common stock and redeemable preferred stock in the following amounts: 10,558,256 shares of Series B; 1,042,462 shares of Series D; 220,814 shares of Series E and 3,276,055 shares of Series F. The aggregate exercise resulted in total cash payment of $133.4 million, which was paid on January 4, 2021.
Galileo Acquisition and Issuance of Series H-1 Preferred Shares
On May 14, 2020, SoFi and certain of its subsidiaries entered into an Agreement and Plan of Merger and Reorganization (the “Galileo Merger Agreement”) with Galileo Financial Technologies, Inc. and the other parties thereto. Pursuant to the Galileo Merger Agreement, SoFi acquired Galileo and its subsidiaries by acquiring 100% of the outstanding Galileo stock and issuing a seller note in favor of the sellers of Galileo with an aggregate principal amount of $250 million and a scheduled balloon maturity of May 14, 2021. During the first six months of the twelve-month borrowing term, there was no interest due to the seller. Subsequent to the promotional borrowing period, we incurred interest on the note at a rate of 10.0% per annum. In February 2021, we paid off the seller note for a total payment of $269.9 million, consisting of outstanding principal of $250.0 million and accrued interest of $19.9 million. As a result of the acquisition, certain Galileo stockholders, including Clay Wilkes, one of our directors and the founder and former Chief Executive Officer (now Vice Chairman) of Galileo, Mr. Wilkes’ wife, and Mr. Wilkes’ sons, and a daughter-in-law, received shares of Series H-1 Preferred Stock of SoFi, rights to payments due under the seller note and cash consideration. Mr. Wilkes and his wife received 3,101,561 shares of Series H-1 Preferred Stock, Mr. Wilkes’ son received 56 shares of Series H-1 Preferred Stock and Mr. Wilkes’ son and daughter-in-law received 253,293 shares of Series H-1 Preferred Stock.

As a condition to the obligations of Galileo pursuant to the Merger Agreement, SoFi and the parties thereto described above, including certain of our 5% shareholders, entered into the May 20 Omnibus Amendment, which, among other things, provides for the appointment of Mr. Wilkes to the SoFi Board of Directors.
Private Placements of Securities and Related Transactions
Series H and Series 1 Financing and Series H Warrants
On May 29, 2019, SoFi issued and sold an aggregate of 13,967,169 shares of SoFi Series H Preferred Stock at a purchase price of $15.44 per share for aggregate consideration of approximately $215.7 million. On October 28, 2019, SoFi issued and sold 2,257,365 shares of SoFi Series H Preferred Stock at a purchase price of $15.4362 for aggregate consideration of approximately $34.8 million. Additionally, on May 29, 2019, SoFi issued and sold an aggregate of 3,234,000 shares of Series 1 Preferred Stock at a purchase price of $100.00 per share for aggregate consideration of approximately $323.4 million. Each share of SoFi Series H Preferred Stock (excluding Anthony Noto, our Chief Executive Officer, as described below) was canceled and converted into the right to receive a number of our shares of common stock equal to the product of 1.0863 multiplied by the Base Exchange Ratio (except for shares of Series H Preferred Stock held by Anthony Noto, our Chief Executive Officer, which was canceled and converted into the right to receive a number of shares of our common stock equal to the Base Exchange Ratio). Each share of SoFi Series 1 preferred stock was exchanged for one share of our Series 1 Preferred Stock in connection with the Business Combination, and the Series 1 Holders became entitled to a cash payment equal to the product of (i) the amount (if positive, otherwise zero) by which $19.2952 (as may was subject to adjusted pursuant to the Merger Agreement), exceeds the quotient obtained by dividing (x) the aggregate purchase price payable to SoFi and (y) the aggregate number of shares of SoFi common stock issued, in each case pursuant to the Common Stock Purchase Agreement, dated as of December 30, 2020, by and among the Company and the investors party thereto, multiplied by (ii) the number of shares of SoFi Series H Preferred Stock held by such Series H Holder as of immediately prior to the Closing.
The following table summarizes the Series H Preferred Stock purchased by parties related to us:

Stockholder	Shares of SoFi Series H Preferred Stock	Total Purchase Price
QIA FIG Holding LLC(1)	12,956,557	$200,000,005.16
SoftBank Group Capital Limited(2)	2,257,365	34,845,137.61
Entities affiliated with Silver Lake(3)	984,698	15,199,995.27
Anthony Noto(4)	25,914	400,013.69
____________________
(1)QIA FIG Holding LLC became a beneficial owner of more than 5% of our outstanding capital stock as a result of its participation in this issuance. Ahmed Al-Hammadi, one of our directors, is the Chief Investment Officer, Europe, Russia and Turkey for Qatar Investment Authority.
(2)SoftBank Group Capital Limited beneficially owns more than 5% of the outstanding capital stock of SoFi. Michel Combes, one of our directors, is a President of SoftBank Group International, and Carlos Medeiros, one of our directors, is an Investment Director at SoftBank Group International.
(3)Shares held by Silver Lake Partners IV, L.P. and Silver Lake Technology Investors IV (Delaware II), L.P., both of which are entities affiliated with Silver Lake. These entities beneficially own, in the aggregate, more than 5% of our outstanding capital stock. Michael Bingle, one of our directors, is Vice Chairman of Silver Lake.
(4)Anthony Noto is our Chief Executive Officer and one of our directors.
The following table summarizes the SoFi Series 1 Redeemable Preferred Stock purchased by parties related to us:

Stockholder	Shares of SoFi Series 1 Preferred Stock	Total Purchase Price
QIA FIG Holding LLC(1)	3,000,000	$300,000,000
Entities affiliated with Silver Lake(2)	228,000	22,800,000
Anthony Noto(3)	6,000	600,000

____________________
(1)QIA FIG Holding LLC beneficially owned more than 5% of our outstanding capital stock. Ahmed Al-Hammadi, one of our directors, is the Chief Investment Officer, Europe, Russia and Turkey for Qatar Investment Authority.
(2)Shares held by Silver Lake Partners IV, L.P. and Silver Lake Technology Investors IV (Delaware II), L.P., both of which are entities affiliated with Silver Lake. These entities beneficially own, in the aggregate, more than 5% of our outstanding capital stock. Michael Bingle, one of our directors, is Vice Chairman of Silver Lake.
(3)Anthony Noto is our Chief Executive Officer and one of our directors.
On May 29, 2019, in connection with the SoFi Series H Preferred Stock and SoFi Series 1 Preferred Stock issuances, SoFi also issued 6,983,585 Series H Warrants. Upon issuance, SoFi allocated $22.3 million of the $539.0 million of proceeds received from the Series H Preferred Stock and Series 1 Redeemable Preferred Stock issuances to the Series H Warrants, with such valuation determined using the Black-Scholes Model, in order to establish an initial fair value for the Series H Warrants. See Note 9 to the Notes to Unaudited Condensed Consolidated Financial Statements of SoFi and Note 10 to the Notes to Consolidated Financial Statements of SoFi included elsewhere in this prospectus.
In connection with the Business Combination, the Series H Warrants converted at the Closing into warrants to purchase our common stock.
The following table summarizes the SoFi Series H Warrants issued to parties related to us:

Stockholder	Number of Series H Warrants
QIA FIG Holding LLC(1)	6,478,279
Entities affiliated with Silver Lake(2)	492,349
Anthony Noto(3)	12,957
____________________
(1)QIA FIG Holding LLC beneficially owned more than 5% of our outstanding capital stock. Ahmed Al-Hammadi, one of our directors, is the Chief Investment Officer, Europe, Russia and Turkey for Qatar Investment Authority.
(2)Shares held by Silver Lake Partners IV, L.P. and Silver Lake Technology Investors IV (Delaware II), L.P., both of which are entities affiliated with Silver Lake. These entities beneficially own, in the aggregate, more than 5% of our outstanding capital stock. Michael Bingle, one of our directors, is Vice Chairman of Silver Lake.
(3)Anthony Noto is our Chief Executive Officer and one of our directors.
2020 Tender Offer
In May, 2020 SoFi undertook a tender offer pursuant to which SoFi offered to exchange certain unvested options to purchase shares of SoFi common stock for unvested restricted stock units covering shares of SoFi common stock at an exchange ratio equal to the applicable Black-Scholes valuation for the relevant stock option, divided by 13. An aggregate of 2,346,628 stock options were tendered pursuant to the tender offer in exchange for 732,724 restricted stock units representing 732,724 shares of SoFi common stock.
Freiberg Advisor Agreement
On July 1, 2018, SoFi entered into a Consulting Agreement with Steven Freiberg, one of our directors. Mr. Freiberg also served as SoFi’s interim Chief Financial Officer from May 2017 to May 2018. Pursuant to the Consulting Agreement, Mr. Freiberg provided certain consulting services to SoFi during the period from July 1, 2018 to June 30, 2019. In consideration for his services, Mr. Freiberg received $83,333 per month, 92,764 restricted stock units of SoFi, which have fully vested as well as reimbursement of certain expenses.
Schwartz Advisor Agreement
On March 10, 2020, SoFi entered into an Advisor Agreement (the “Schwartz Advisor Agreement”) with Olivehms LLC, a Delaware limited liability company, of which Harvey Schwartz, one of our directors, is the sole member. Pursuant to the Schwartz Advisor Agreement, Mr. Schwartz provided certain advisory services to SoFi during the period from January 1, 2020 through May 1, 2020. In consideration for his services, Mr. Schwartz received 90,000 restricted stock units of SoFi, which have fully vested, as well as reimbursement of certain customary expenses.

Policies and Procedures for Related Person Transactions
Our audit and risk committee has the primary responsibility for reviewing and approving or disapproving “related party transactions”, which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. The charter of the audit and risk committee provides that the audit committee will review and approve in advance any related party transaction.
Review and Approval of Review and Approval of Related Person Transactions
We have adopted a policy for the review and approval of related party transaction, which requires, among other things, that:
•The audit and risk committee review the material facts of all related person transactions.
•In reviewing any related person transaction, the audit and risk committee takes into account, among other factors that it deems appropriate, whether the related person transaction is on terms no less favorable to us than terms generally available in a transaction with an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction.
•In connection with its review of any related person transaction, we will provide the audit and risk committee with all material information regarding such related person transaction, the interest of the related person and any potential disclosure obligations of we have in connection with such related person transaction.
If a related person transaction will be ongoing, the audit and risk committee may establish guidelines for our management to follow in its ongoing dealings with the related person.
Pre-Business Combination Related Party Transactions of SCH
Founder Shares
In July 2020, the Sponsor purchased 2,875,000 SCH Class B ordinary shares for an aggregate purchase price of $25,000, or approximately $0.01 per share (the “founder shares”). In September 2020, SCH effected a share capitalization resulting in Sponsor holding an aggregate of 18,687,500 founder shares. Subsequent to the share capitalization, in September 2020, the Sponsor transferred 100,000 founder shares to Jay Parikh (an independent director of SCH). In October 2020, SCH effected a share capitalization resulting in SCH’s initial shareholders holding an aggregate of 20,125,000 founder shares, resulting in an effective purchase price per founder share of approximately $0.001.
These founder shares are identical to the SCH Class A ordinary shares included in the units sold in the SCH initial public offering, except that (i) only the holders of the founder shares have the right to vote on the election of directors prior to the initial business combination (as defined in the Cayman Constitutional Documents), (ii) the founder shares are subject to certain transfer restrictions, (iii) the holders of the founder shares have agreed pursuant to a letter agreement to waive (x) their redemption rights with respect to the Founder Shares and public shares held by them in connection with the completion of a business combination, (y) their redemption rights with respect to any founder shares and public shares held by them in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by October 14, 2022 or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity and (z) their rights to liquidating distributions from the trust account with respect to the founder shares if SCH fails to complete a business combination by October 14, 2022, (iv) the founder shares are automatically convertible into SCH Class A ordinary shares at the time of the initial business combination and (v) the founder shares are entitled to registration rights.
In connection with the Business Combination, upon the Domestication, 20,125,000 founder shares converted automatically into 20,025,000 shares of our common stock.

Private Placement Warrants
Simultaneously with the consummation of the SCH initial public offering, the Sponsor purchased 8,000,000 warrants to purchase one SCH Class A ordinary share at an exercise price of $11.50 (the “private placement warrants”) at a price of $2.00 per warrant, or $16.0 million in the aggregate, in a private placement. Each private placement warrant entitles the holder to purchase one SCH Class A ordinary share for $11.50 per share. A portion of the proceeds from the sale of the private placement warrants was placed in the trust account of SCH. In connection with the Business Combination, upon the Domestication, each of the 8,000,000 private placement warrants automatically converted into a warrant to acquire one share of our common stock.
The private placement warrants are identical to the warrants included in the units sold in the SCH initial public offering except that the private placement warrants: (i) are not redeemable by SCH, (ii) may be exercised for cash or on a cashless basis so long as they are held by the Sponsor or any of its permitted transferees and (iii) are entitled to registration rights (including the ordinary shares issuable upon exercise of the private placement warrants). Additionally, the purchasers have agreed not to transfer, assign or sell any of the private placement warrants, including the shares issuable upon exercise of the private placement warrants (except to certain permitted transferees), until 30 days after the Closing.
Registration Rights
The holders of the founder shares, private placement warrants, and warrants that may be issued upon conversion of working capital loans, if any (and any SCH Class A ordinary shares issuable upon the exercise of the private placement warrants or warrants issued upon conversion of the working capital loans and upon conversion of the founder shares) are entitled to registration rights pursuant to a registration rights agreement signed October 8, 2020 requiring SCH to register such securities for resale (in the case of the founder shares, only after conversion to SCH Class A ordinary shares). The holders of these securities are entitled to make up to three demands, excluding short form demands, that SCH register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of SCH’s initial business combination and rights to require SCH to register for resale such securities pursuant to Rule 415 under the Securities Act. SCH will bear the expenses incurred in connection with the filing of any such registration statements.
In connection with the Business Combination, the registration rights agreement was amended and restated. For additional information, see the section above titled “—Amended and Restated Registration Rights Agreement.”
Subscription Agreements
Concurrently with the execution of the Merger Agreement, we entered into Subscription Agreements with the Sponsor Related PIPE Investors, pursuant to which the Sponsor Related PIPE Investors have subscribed for shares of SoFi Technologies common stock in connection with the PIPE Investment. The Sponsor Related PIPE Investors are expected to fund $275,000,000 of the PIPE Investment, for which they will receive 27,500,000 shares of SoFi Technologies common stock. Specifically, (i) ChaChaCha SPAC 5, LLC, an entity affiliated with SCH’s Chairman and Chief Executive Officer Chamath Palihapitiya, subscribed for 13,100,000 shares of our common stock, (ii) Hedosophia Group Limited, Longsutton Limited and Hedosophia Public Investment Group Limited, each of which are entities affiliated with SCH’s President and director Ian Osborne, subscribed for an aggregate of 13,100,000 shares of our common stock, of which certain shares were subsequently assigned to affiliates of Hedosophia Group Limited, (iii) The Steven Trieu Living Trust dtd 4.3.12, an entity affiliated with SCH’s Chief Financial Officer Steven Trieu, subscribed for 240,000 shares of our common stock, and (iv) individuals affiliated with the Sponsor subscribed for the remaining 1,060,000 shares of our common stock.
The PIPE Investment was consummated concurrently with the Closing.
Related Party Note and Advances
During the three months ended March 31, 2021, the Sponsor paid for certain costs on behalf of the Company. The advances are non-interest bearing and due on demand. As of March 31, 2021, advances amounting to $40,705 were outstanding.

On July 16, 2020, SCH issued an unsecured promissory note to the Sponsor, pursuant to which SCH borrowed an aggregate principal amount of $300,000. The note was non-interest bearing and payable on the earlier of (i) June 30, 2020 and (ii) the completion of the initial public offering. This note was amended and restated on September 17, 2020 solely to increase the amount that could be borrowed to an aggregate principal amount of $400,000. The borrowings outstanding under the note in the amount of $400,000 were repaid upon the consummation of the initial public offering on October 14, 2020.
On January 11, 2021, SCH issued a promissory note to Sponsor (the "Promissory Note"), pursuant to which SCH may borrow up to an aggregate principal amount of $2,500,000. The Promissory Note is non-interest bearing and payable on the earlier of (i) October 14, 2022 and (ii) the completion of the Business Combination. As of March 31, 2021, SCH had drawn $1,415,000 under the Promissory Note.
Administrative Services Agreement
SCH entered into an agreement whereby, commencing on October 9, 2020 through the earlier of the consummation of a business combination or SCH’s liquidation, SCH will pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, administrative and support services. For the period from July 10, 2020 (inception) through December 31, 2020, SCH incurred $25,000 in fees for these services, of which such amount is included in accrued expenses in the accompanying balance sheet.
Financial Advisor Fees Related to Public Offering
In connection with the SCH initial public offering, the underwriters of SCH initial public offering agreed to reimburse SCH for financial advisory services payable to Connaught (UK) Limited (“Connaught”) for amounts equal to (1) 10% of the non-deferred underwriting commission payable to the underwriter, of which $1,400,000 was paid to Connaught upon the closing of the SCH initial public offering, and (2) 20% of the deferred underwriting commission payable to the underwriter, of which $5,635,000 was paid to Connaught upon the closing of SCH’s initial business combination. Connaught is an affiliate of SCH, the Sponsor, and certain of SCH’s directors and officers.

DESCRIPTION OF OUR SECURITIES
Authorized Capitalization
General
The total amount of authorized capital stock of SoFi Technologies consists of 3,000,000,000 shares of voting common stock, par value $0.0001 per share, 100,000,000 shares of non-voting common stock, par value of $0.0001 per share, 100,000,000 shares of preferred stock, par value $0.0001 per share and 100,000,000 shares of redeemable preferred stock, par value $0.0000025 per share. We have 795,224,257 shares of SoFi Technologies voting common stock outstanding and approximately 3,234,000 shares of SoFi Technologies Series 1 Preferred Stock.
The following summary of certain provisions of SoFi Technologies securities does not purport to be complete, and we urge you to read the Certificate of Incorporation, Bylaws, the Warrant Agreement and the form of Amended and Restated Series H Preferred Stock Warrant Agreement.
Preferred Stock
Our board of directors has authority to issue shares of SoFi Technologies’ preferred stock in one or more series, to fix for each such series such voting powers, designations, preferences, qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences for the issue of such series all to the fullest extent permitted by the DGCL. The issuance of SoFi Technologies preferred stock could have the effect of decreasing the trading price of SoFi Technologies common stock, restricting dividends on SoFi Technologies capital stock, diluting the voting power of SoFi Technologies common stock, impairing the liquidation rights of SoFi Technologies capital stock, or delaying or preventing a change in control of SoFi Technologies.
Redeemable Preferred Stock
The board of directors has authority to issue shares of SoFi Technologies’ redeemable preferred stock in one or more series, to fix for each such series such voting powers, designations, preferences, qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences for the issue of such series all to the fullest extent permitted by the DGCL. The issuance of SoFi Technologies preferred stock could have the effect of decreasing the trading price of SoFi Technologies common stock, restricting dividends on SoFi Technologies capital stock, diluting the voting power of SoFi Technologies common stock, impairing the liquidation rights of SoFi Technologies capital stock, or delaying or preventing a change in control of SoFi Technologies.
Pursuant to the Certificate of Incorporation, the shares of SoFi Technologies Series 1 Preferred Stock rank senior to all classes of SoFi Technologies common stock and existing and future series or classes of capital stock the terms of which do not expressly provide that it ranks senior to or pari passu with the SoFi Technologies Series 1 Preferred Stock, on parity with future series or classes of capital stock, the terms of which expressly provide that it ranks pari passu with the SoFi Technologies Series 1 Preferred Stock, and junior to all existing and future indebtedness of SoFi Technologies and any future series or class of capital stock the terms of which expressly provide that it ranks senior to the SoFi Technologies Series 1 Preferred Stock. The shares of SoFi Technologies Series 1 Preferred Stock are not convertible into any other securities of SoFi Technologies.
The SoFi Technologies Series 1 Preferred Stock has no stated maturity and will not be subject to any sinking fund or, except upon exercise of any put right as further described below, mandatory redemption. The SoFi Technologies Series 1 Preferred Stock is redeemable at SoFi Technologies’ option as follows: SoFi Technologies may at any time, but no more than three times, at its option, redeem the SoFi Technologies Series 1 Preferred Stock, in whole or in part (subject to a minimum redemption amount as more fully described in the Certificate of Incorporation), including, in some cases, subject to the payment of a redemption premium.
Holders of the SoFi Technologies Series 1 Preferred Stock have put rights pursuant to which they may require SoFi Technologies to purchase for cash some or all of the shares of the SoFi Technologies Series 1 Preferred Stock under certain circumstances, including in connection with a change of control, if a dividend default occurs and if a covenant default occurs and is not cured within the allowed time.
Common Stock
SoFi Technologies common stock is not entitled to preemptive or other similar subscription rights to purchase any of SoFi Technologies securities. SoFi Technologies common stock is neither convertible nor redeemable.
Voting Rights
Each holder of SoFi Technologies voting common stock is entitled to one vote per share on each matter submitted to a vote of stockholders, as provided by the Certificate of Incorporation. The Bylaws provide that the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law, the Bylaws or the Certificate of Incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.
Each holder of the SoFi Technologies Series 1 Preferred Stock is entitled to vote on each matter submitted to a vote of holders of SoFi Technologies common stock and is entitled to one vote for each share of SoFi Technologies Series 1 Preferred Stock. The holders of voting common stock and SoFi Technologies Series 1 Preferred Stock vote together as a single class on all matters submitted to a vote of stockholders.
So long as any shares of SoFi Technologies Series 1 Preferred Stock remain outstanding, the affirmative vote or consent of the holders of at least a majority of the outstanding shares of SoFi Technologies Series 1 Preferred Stock is required for SoFi Technologies to amend, alter or repeal any provision of the Certificate of Incorporation or the Bylaws in a manner that materially adversely affects the holders of the SoFi Technologies Series 1 Preferred Stock.
Upon the occurrence of a dividend default, subject to certain conditions, the size of the board of directors will be increased by one, and Holders of the SoFi Technologies Series 1 Preferred Stock have the right to appoint a director to fill the vacancy, which director will serve until certain conditions relating to payment of the cumulative dividends are met.
Dividend Rights
Each holder of shares of SoFi Technologies capital stock is entitled to the payment of dividends and other distributions as may be declared by the board of directors from time to time out of the assets of SoFi Technologies or funds legally available for dividends or other distributions. These rights are subject to the preferential rights of the holders of SoFi Technologies preferred stock, if any, and any contractual limitations on the ability of SoFi Technologies to declare and pay dividends.
The holders of SoFi Technologies Series 1 Preferred Stock are entitled to receive cumulative cash dividends at a fixed rate equal to 12.5% per annum prior to declaration or payment of any dividend (other than dividends payable in shares of capital stock junior to the SoFi Technologies Series 1 Preferred Stock) on any such more junior shares of capital stock. Such dividends will accumulate and compound (if applicable) regardless of whether SoFi Technologies has earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are declared by the board of directors. On the fifth anniversary of May 29, 2019 and annually thereafter, the dividend rate will reset to a new fixed rate equal to six-month London Inter-Bank Offered Rate as in effect on the second London banking day prior to such date plus a spread of 9.9399% per annum.
Other Rights
Each holder of SoFi Technologies common stock is subject to, and may be adversely affected by, the rights of the holders of the SoFi Technologies Series 1 Preferred Stock and any series of SoFi Technologies preferred stock that SoFi Technologies may designate and issue in the future.

Restrictions on Ownership and Transfer
The Certificate of Incorporation contains certain restrictions on the transfer and ownership of common stock that are intended to assist SoFi Technologies in complying with applicable regulatory requirements under the Bank Holding Company Act. The relevant sections of the Certificate of Incorporation provide that, in the event SoFi Technologies becomes a bank holding company (within the meaning of the Bank Holding Company Act), then the minimum number of shares of common stock collectively held by SoftBank Group Capital Limited and SB Sonic Holdco (UK) Limited (each, a “SoftBank Holder” and collectively, the “SoftBank Holders”) will automatically be converted into an equal number of shares of non-voting common stock so that the SoftBank Holders, together with their affiliates, would not own or control, or be deemed to own or control, collectively, greater than 24.9% of the voting power of any class of voting securities of SoFi Technologies. Shares of common stock held by the SoftBank Holders will also automatically convert to shares of non-voting common stock upon written notice from the SoftBank Holders to SoFi Technologies. Shares of non-voting common stock will not be convertible into shares of common stock in the hands of any SoftBank Holder or its transferees, except that (i) each share of non-voting common stock will automatically be converted into one share of common stock in certain permitted transfers, and (ii) in connection with any issuances of common stock by SoFi Technologies, at the election of any SoftBank Holder, shares of non-voting common stock held by such SoftBank Holder may be converted into the same number of shares of common stock so long as the SoftBank Holder does not acquire a higher percentage of outstanding common stock than such SoftBank Holder controlled immediately prior to such issuance.
The Bylaws contain provisions that, subject to certain exceptions as further set forth in the bylaws, restrict for a period of 30 days following the closing of the Business Combination the sale or transfer of shares of SoFi Technologies common stock (a) issued to holders of SoFi capital stock in the Merger or (b) underlying equity awards of SoFi Technologies issued in respect of equity awards of SoFi outstanding at closing of the Business Combination.
Liquidation Rights
If SoFi Technologies is involved in voluntary or involuntary liquidation, dissolution or winding up of the affairs of SoFi Technologies, or a similar event, each holder of SoFi Technologies common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of SoFi Technologies preferred stock and redeemable preferred stock, if any, then outstanding.
Redeemable Warrants
Public Shareholders’ Warrants
Each whole warrant will entitle the registered holder to purchase one share of SoFi Technologies common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 30 days after May 28, 2021 and 12 months from October 14, 2020, except as described below. Pursuant to the Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of SoFi Technologies common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional public warrants will be issued upon separation of the units and only whole public warrants will trade. The public warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
We will not be obligated to deliver any shares of SoFi Technologies common stock pursuant to the exercise of a public warrant and will have no obligation to settle such public warrant exercise unless a registration statement under the Securities Act covering the issuance of the SoFi Technologies common stock issuable upon exercise of the public warrants is then effective and a current prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available, including in connection with a cashless exercise permitted as a result of a notice of redemption described below under "Redemption of warrants when the price per SoFi Technologies common stock equals or exceeds $10.00." No public warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their public warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a public warrant, the holder of such public warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless.
Redemption of warrants when the price per share of SoFi Technologies common stock equals or exceeds $18.00. Once the warrants become exercisable, we may redeem the outstanding warrants (except as described herein with respect to the private placement warrants):
•in whole and not in part;
•at a price of $0.01 per warrant;
•upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
•if, and only if, the last reported sale price of the SoFi Technologies common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders (which we refer to as the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading ”— Anti-dilution Adjustments”).
If and when the public warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.
We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the public warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the public warrants, each public warrant holder will be entitled to exercise his, her or its public warrant prior to the scheduled redemption date. However, the price of the SoFi Technologies common stock may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-dilution Adjustments”) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.
Redemption of warrants when the price per share of SoFi Technologies common stock equals or exceeds $10.00. Once the warrants become exercisable, we may redeem the outstanding warrants:
•in whole and not in part;
•at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of SoFi Technologies common stock (as defined below) except as otherwise described below;
•if, and only if, the Reference Value (as defined above under “— Redemption of warrants when the price per share of SoFi Technologies common stock equals or exceeds $18.00”) equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-dilution Adjustments”); and
•if the Reference Value is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-dilution Adjustments”), the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.
During the period beginning on the date the notice of redemption is given, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of shares of SoFi Technologies common stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of SoFi Technologies common stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of SoFi Technologies common stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.
The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “— Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “— Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.

	Fair Market Value of SoFi Technologies common stock
Redemption Date (period to expiration of warrants)	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.31	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.32	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.33	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.29	0.309	0.325	0.34	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.28	0.301	0.32	0.337	0.352	0.361
30 months	0.196	0.224	0.25	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.35	0.361
24 months	0.173	0.204	0.233	0.26	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.13	0.164	0.197	0.23	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.25	0.282	0.312	0.339	0.361
9 months	0.09	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.15	0.197	0.243	0.286	0.326	0.361
0 months	0	0	0.042	0.115	0.179	0.233	0.281	0.323	0.361
This redemption feature differs from the typical warrant redemption features used in many other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the SoFi Technologies common stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the SoFi Technologies common stock is trading at or above $10.00 per share, which may be at a time when the trading price of SoFi Technologies common stock is below the exercise price of the warrants. We have established this redemption feature to provide us with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of warrants when the price per share of SoFi Technologies common stock equals or exceeds $18.00”. Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of the date of this prospectus. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the applicable redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the warrants if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the redemption price to the warrant holders.
As stated above, we can redeem the warrants when the shares of SoFi Technologies common stock are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If we choose to redeem the warrants when the SoFi Technologies common stock is trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer SoFi Technologies common stock than they would have received if they had chosen to wait to exercise their warrants for SoFi Technologies common stock if and when such SoFi Technologies common stock was trading at a price higher than the exercise price of $11.50.
No fractional shares of SoFi Technologies common stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of SoFi Technologies common stock to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the SoFi Technologies common stock pursuant to the Warrant Agreement, the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the SoFi Technologies common stock, the Company (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.
Redemption procedures. A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to Continental Stock Transfer & Trust Company’s, as warrant agent (the “Warrant Agent”), actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the SoFi Technologies common stock issued and outstanding immediately after giving effect to such exercise.
Anti-dilution Adjustments. If the number of issued and outstanding SoFi Technologies common stock is increased by a capitalization or share dividend payable in SoFi Technologies common stock, or by a split-up of SoFi Technologies common stock or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of shares of SoFi Technologies common stock issuable on exercise of each warrant will be increased in proportion to such increase in the issued and outstanding SoFi Technologies common stock. A rights offering to holders of SoFi Technologies common stock entitling holders to purchase SoFi Technologies common stock at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of SoFi Technologies common stock equal to the product of (1) the number of shares of SoFi Technologies common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for SoFi Technologies common stock) and (2) one minus the quotient of (x) the price per share of SoFi Technologies common stock paid in such rights offering and (y) the historical fair market value. For these purposes, (1) if the rights offering is for securities convertible into or exercisable for SoFi Technologies common stock, in determining the price payable for SoFi Technologies common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) “historical fair market value” means the volume weighted average price of SoFi Technologies common stock during the 10 trading day period ending on the trading day prior to the first date on which the SoFi Technologies common stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay to all or substantially all of the holders of SoFi Technologies common stock a dividend or make a distribution in cash, securities or other assets to the holders of SoFi Technologies common stock on account of such SoFi Technologies common stock (or other securities into which the warrants are convertible), other than (a) as described above or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the SoFi Technologies common stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each SoFi Technologies common stock in respect of such event.
If the number of issued and outstanding shares of SoFi Technologies common stock is decreased by a consolidation, combination, reverse share sub-division or reclassification of SoFi Technologies common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of shares of SoFi Technologies common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in issued and outstanding SoFi Technologies common stock.
Whenever the number of shares of SoFi Technologies common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of SoFi Technologies common stock purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of SoFi Technologies common stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the issued and outstanding SoFi Technologies common stock (other than those described above or that solely affects the par value of such SoFi Technologies common stock), or in the case of a merger or consolidation of us with or into another corporation (other than a merger or consolidation in which we are the continuing corporation and that does not result in any reclassification or reorganization of our issued and outstanding SoFi Technologies common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of SoFi Technologies common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares, stock or other equity securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such merger or consolidation, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such merger or consolidation that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding SoFi Technologies common stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the SoFi Technologies common stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer)

as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement. Additionally, if less than 70% of the consideration receivable by the holders of SoFi Technologies common stock in such a transaction is payable in the form of ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the warrant.
The warrants will be issued in registered form under a Warrant Agreement between the Warrant Agent, and us. You should review a copy of the Warrant Agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the warrants. The Warrant Agreement provides that (a) the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the warrants and the Warrant Agreement set forth in this prospectus, or defective provision or (ii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants under the Warrant Agreement and (b) all other modifications or amendments require the vote or written consent of at least 65% of the then outstanding public warrants; provided that any amendment that solely affects the terms of the private placement warrants or any provision of the Warrant Agreement solely with respect to the private placement warrants will also require at least 65% of the then outstanding private placement warrants.
The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive SoFi Technologies common stock. After the issuance of SoFi Technologies common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. See ”Risk Factors — Our Warrant Agreement will designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.” This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the United States Federal District Courts are the sole and exclusive forum.
Private Placement Warrants
The private placement warrants (including the SoFi Technologies common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination (except, among other limited exceptions as described under ”Principal Shareholders — Transfers of Founder Shares and Private Placement Warrants”, to our directors and officers and other persons or entities affiliated with our Sponsor) and they will not be redeemable by us (except as described above under ”— Public Shareholders’ Warrants — Redemption of warrants when the price per share of SoFi Technologies common stock equals or exceeds $10.00”) so long as they are held by our Sponsor or its permitted transferees. Our Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis and have certain registration rights described herein. Otherwise, the private placement warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in the SCH initial public offering on October 14, 2020. If the private placement warrants are held by holders other than our Sponsor or its permitted transferees, the private placement warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the units being sold in the SCH initial public offering on October 14, 2020.

Except as described under ”— Public Shareholders’ Warrants — Redemption of warrants when the price per share of SoFi Technologies common stock equals or exceeds $10.00”, if holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of SoFi Technologies common stock equal to the quotient obtained by dividing (x) the product of the number of shares of SoFi Technologies common stock underlying the warrants, multiplied by the excess of the “historical fair market value” (defined below) less the exercise price of the warrants by (y) the historical fair market value. For these purposes, the “historical fair market value” shall mean the average last reported sale price of the SoFi Technologies common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the Warrant Agent.
SoFi Warrants
Each SoFi warrant entitles the holder thereof to purchase one share of SoFi Technologies common stock at a price of $8.86 per share (subject to certain adjustments) at any time prior to the expiration of the warrant. The SoFi warrants expire at 5:00 p.m., New York time on May 19, 2024, the five-year anniversary of the original issue date of the warrants to acquire SoFi Series H preferred stock. SoFi Technologies is required to provide the holders of SoFi warrants at least 30 days’ notice and the opportunity to exercise such warrants prior to the expiration of the warrants.
Holders may elect to exercise the warrants on a cashless basis. Upon such a cashless exercise, SoFi Technologies would issue a number of shares of SoFi Technologies common stock equal to the quotient obtained by dividing (x) (i) the number of shares of SoFi Technologies common stock underlying the warrants being exercised multiplied by (ii) the difference between the fair market value of one share of SoFi Technologies common stock and the exercise price of the warrants, by (y) the fair market value of one share of SoFi Technologies common stock. For these purposes, fair market value means the fair market value as determined by the SoFi Technologies board of directors or, if SoFi Technologies common stock is traded on a national securities exchange or other trading market, the closing price or last sale price of a share of SoFi Technologies common stock reported for the business day immediately prior to the date on which applicable exercise notice is delivered.
The exercise price and amount and kind of property into which the SoFi warrants are exercisable are subject to adjustment upon the occurrence of a stock split, reverse stock split, dividend of common stock or common stock equivalent or recapitalizations or similar transaction with respect to SoFi Technologies common stock. If SoFi Technologies declares a distribution on SoFi Technologies common stock payable in cash, indebtedness, securities, assets or options or rights for which no other adjustment is provided by the terms of the SoFi warrants, holders of SoFi warrants are entitled to receive, upon exercise of the SoFi warrant, the number and kind of securities and assets (including cash dividends) that such holders would have received had such holders been record holders of the SoFi Technologies common stock issuable pursuant to the SoFi warrants as of the record date for such distribution.
No fractional shares of SoFi Technologies common stock will be issued upon the exercise of a SoFi warrant. In lieu of a fractional share, the number of shares of SoFi Technologies common stock will be rounded down to the nearest whole share, and SoFi Technologies will pay the exercising holder an amount in cash equal to the fair market value of such fractional share on the date of exercise, as determined in good faith by the SoFi Technologies board of directors.
Anti-Takeover Effects of the Certificate of Incorporation and the Bylaws
The Certificate of Incorporation and the Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of SoFi Technologies. SoFi Technologies expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of SoFi Technologies to first negotiate with the board of directors, which SoFi Technologies believes may result in an improvement of the terms of any such acquisition in favor of SoFi Stockholders. However, they also give the board of directors the power to discourage mergers that some stockholders may favor.

Board Composition and Filling Vacancies
The Certificate of Incorporation provides that directors may be removed with or without cause by the affirmative vote of a majority of the holders of the shares then entitled to vote at an election of directors. Any vacancy on the board of directors, however occurring, including a vacancy resulting from an increase in the size of the board of directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum, subject to the rights granted to certain stockholders under the Shareholders’ Rights Agreement. The treatment of vacancies has the effect of making it more difficult for stockholders to change the composition of our board of directors.
Special Meetings of Stockholders
The Certificate of Incorporation provides that a special meeting of stockholders may be called by the (a) the Chairperson of the board of directors, (b) the board of directors or (c) the Chief Executive Officer of SoFi Technologies, provided that such special meeting may be postponed, rescheduled or canceled by the board of directors or other person calling the meeting. The Bylaws limit the business that may be conducted at an annual or special meeting of stockholders to those matters properly brought before the meeting.
Action by Written Consent
The Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting of the stockholders, and may not be taken by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.
Advance Notice Requirements
The Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of SoFi Technologies’ stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to the corporate secretary of SoFi Technologies prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the principal executive offices of SoFi Technologies not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The Bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.
Amendment to Certificate of Incorporation and Bylaws
Any amendment of the Certificate of Incorporation must first be approved by a majority of the board of directors, and if required by law or the Certificate of Incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and certificate of incorporation must be approved by not less than 66 2/3% of the outstanding shares entitled to vote on the amendment, and not less than 66 2/3% of the outstanding shares of each class entitled to vote thereon as a class. The Bylaws may be amended or repealed by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the Bylaws; and may also be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the election of directors, except that the amendment of the provisions relating to special meetings, voting, advance notice, consents in lieu of meetings, powers, number and qualification of directors, advance notice for nomination of directors, indemnification, exclusive forum and amendments must be approved by the affirmative vote of not less than 66 2/3% 66 2/3% of the voting power of all outstanding shares entitled to vote generally in the election of directors.
Delaware Anti-Takeover Statute
Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with such corporation for a period of three years from the time such person acquired 15% or more of such corporation’s voting stock, unless: (i) the board of directors of such corporation approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (ii) the interested stockholder owns at least 85% of the outstanding voting stock of such corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (iii) the merger transaction is approved by the board of directors and at a meeting of stockholders, not by written consent, by the affirmative vote of 2∕3 of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.
Limitations on Liability and Indemnification of Officers and Directors
The Certificate of Incorporation provides that SoFi Technologies will indemnify its directors to the fullest extent authorized or permitted by applicable law. SoFi Technologies expects to enter into agreements to indemnify its directors, executive officers and other employees as determined by the board of directors. Under the Bylaws, SoFi Technologies is required to indemnify each of SoFi Technologies’ directors and officers if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of SoFi Technologies or was serving at the request of SoFi Technologies as a director, officer, employee or agent for another entity. SoFi Technologies must indemnify its officers and directors against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such action, suit or proceeding if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of SoFi Technologies, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. The Bylaws also require SoFi Technologies to advance expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding, provided that such person will repay any such advance if it is ultimately determined that such person is not entitled to indemnification by SoFi Technologies. Any claims for indemnification by SoFi Technologies’ directors and officers may reduce SoFi Technologies’ available funds to satisfy successful third-party claims against SoFi Technologies and may reduce the amount of money available to SoFi Technologies.
Corporate Opportunity Waiver
The Certificate of Incorporation provides that SoFi Technologies acknowledges that, among other things, to the fullest extent permitted by applicable law, Sponsor, the SoftBank Investors, the Silver Lake Investors, the QIA Investors and the Red Crow Investors and their affiliates and director nominees (a) may engage in business that compete with SoFi Technologies without any obligation to offer SoFi Technologies or any holder of SoFi Technologies capital stock the opportunity to participate therein and (b) have not duty to communicate or present to SoFi Technologies or any holder of SoFi Technologies capital stock any potential transaction or matter that may be a corporate opportunity for SoFi Technologies and shall have no liability to SoFi Technologies by reason of the fact that such person pursues or acquires the opportunity for itself or directs the opportunity to another person other than SoFi Technologies; provided, that the foregoing do not apply to any potential transaction or matter that may be a corporate or other business opportunity of SoFi Technologies that is presented in writing to a director nominee of SCH, the SoftBank Investors, the Silver Lake Investors, the QIA Investors or the Red Crow Investors expressly in such director nominee’s capacity as a director or employee of SoFi Technologies (and not in any other capacity).
Exclusive Jurisdiction of Certain Actions
The Bylaws provide that, to the fullest extent permitted by law, and unless SoFi Technologies consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that such court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on behalf of SoFi Technologies, (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director, officer or other employee of SoFi Technologies to SoFi Technologies or SoFi Technologies stockholders, (iii) any action asserting a claim against SoFi Technologies or any current or former director or officer or other employee of SoFi Technologies arising pursuant to any provision of the

DGCL or the Bylaws or Certificate of Incorporation (as either may be amended from time to time), (iv) any action asserting a claim related to or involving SoFi Technologies that is governed by the internal affairs doctrine, and (v) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL (the “Delaware Forum Provision”). The Delaware Forum Provision, however, does not apply to actions or claims arising under the Exchange Act. The Bylaws also provide that, unless SoFi Technologies consents in writing to the selection of an alternate forum, the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, and the rules and regulations promulgated thereunder, shall be the United States Federal District Courts. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder; SoFi Technologies stockholders cannot and will not be deemed to have waived compliance with the U.S. federal securities laws and the rules and regulations thereunder.
These provisions may have the effect of discouraging certain lawsuits, including derivative lawsuits and lawsuits against the directors and officers of SoFi Technologies, by limiting plaintiffs’ ability to bring a claim in a judicial forum that they find favorable. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or bylaws has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against SoFi Technologies, a court could find the choice of forum provisions contained in the Bylaws to be inapplicable or unenforceable in such action.
Transfer Agent
The transfer agent for SoFi Technologies common stock will be Continental Stock Transfer & Trust Company.

SECURITIES ACT RESTRICTIONS ON RESALE OF OUR SECURITIES
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted our common stock or our warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been our affiliate at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as SoFi Technologies was required to file reports) preceding the sale.
Persons who have beneficially owned restricted our common stock shares or our warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•1% of the total number of our common stock then outstanding; or
•the average weekly reported trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and
•at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.
As a result, the Sponsor will be able to sell their founder shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after SCH has completed SCH’s initial business combination.
Following the recent consummation of the Business Combination, SoFi Technologies is no longer be a shell company, and, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.
Lock-up Agreements
Pursuant to the lock-up restrictions agreed to into in connection with the Merger Agreement and the Bylaws, subject to certain exceptions, the Sponsor, SoFi Stockholders who beneficially own 5% or greater of SoFi and certain executive officers of SoFi will be contractually restricted from selling or transferring any of its or their shares of our common stock (not including the shares of our common stock issued in the PIPE Investment) (the “Lock-up Shares”). Such restrictions began upon the closing of the Business Combination and end (I) in the case of the lock-up restrictions agreed to in connection with the Merger Agreement, with respect to the Sponsor and certain of the SoFi Stockholders on the earlier of (i) the date that is 180 days after the closing of the Business Combination and (ii)(a) for 33.33% of the Lock-up Shares, the date on which the last reported sale price of our common stock equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing at least 30 days after Closing and (b) for an additional 50% of the Lock-up Shares, the date on which the last reported sale price of our common stock equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing at least 30 days after the closing of the Business Combination and (II) in the case of the restrictions contained in the Bylaws with respect to the SoFi Stockholders on the date that is 30 days after the closing of the Business Combination.

PLAN OF DISTRIBUTION
The Selling Securityholders, which as used herein includes donees, pledgees, transferees, distributees or other successors-in-interest selling shares of common stock, shares of Series 1 preferred stock or warrants, which we refer to collectively as the securities, or interests in the securities received after the date of this prospectus from the Selling Securityholders as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer, distribute or otherwise dispose of certain of their securities or interests in the securities on any stock exchange, market or trading facility on which the securities are traded, or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
The Selling Securityholders may use any one or more of the following methods when disposing of the securities or their interests therein:
•ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•one or more underwritten offerings on a firm commitment or best efforts basis;
•block trades in which the broker-dealer will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•purchases by a broker-dealer as principal and resale by the broker-dealer for its accounts;
•an exchange distribution in accordance with the rules of the applicable exchange;
•privately negotiated transactions;
•distributions or transfers to their members, partners or shareholders;
•short sales effected after the date of the registration statement of which this prospectus is a part is declared effective by the SEC;
•through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•in market transactions, including transactions on a national securities exchange or quotations service or over-the-counter market;
•through trading plans entered into by a Selling Securityholder pursuant to Rule 10b5-1 under the Exchange Act that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;
•directly to one or more purchasers, including through a specific bidding, auction or other process or in privately negotiated transactions;
•in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;
•through agents;
•through broker-dealers who may agree with the Selling Securityholders to sell a specified number of such securities at a stipulated price per share or warrant;

•by entering into transactions with third parties who may (or may cause others to) issue securities convertible or exchangeable into, or the return of which is derived in whole or in part from the value of, our ordinary shares and
•a combination of any such methods of sale or any other method permitted pursuant to applicable law.
The Selling Securityholders may, from time to time, pledge or grant a security interest in some portion or all of the securities owned by them and, if a Selling Securityholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell such securities, as applicable, from time to time, under this prospectus, or under an amendment or supplement to this prospectus amending the list of the Selling Securityholders to include the pledgee, transferee or other successors in interest as the Selling Securityholders under this prospectus. The Selling Securityholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
In connection with the sale of the securities or interests in the securities, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Securityholders may also sell the securities short and deliver the securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell the securities. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of the securities, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
The aggregate proceeds to the Selling Securityholders from the sale of the securities offered by them will be the purchase price of such securities less discounts or commissions, if any. The Selling Securityholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of the securities to be made directly or through agents. We will not receive any of the proceeds from any offering by the Selling Securityholders.
There can be no assurance that the Selling Securityholders will sell all or any of the securities offered by this prospectus. The Selling Securityholders also may in the future resell securities in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or pursuant to other available exemptions from the registration requirements of the Securities Act.
The Selling Securityholders and any underwriters, broker-dealers or agents that participate in the sale of the securities or interests in the securities may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the securities may be underwriting discounts and commissions under the Securities Act. If any Selling Securityholders is an “underwriter” within the meaning of Section 2(11) of the Securities Act, then the Selling Securityholders will be subject to the prospectus delivery requirements of the Securities Act. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us and the Selling Securityholders, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.
To the extent required, the securities to be sold, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable discounts, commissions, concessions or other compensation with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
To facilitate the offering of shares of the securities, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. This may include over-allotments or short sales, which involve the sale by persons participating in the offering of more securities than were sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if the securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of our securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.
The Selling Securityholders may solicit offers to purchase the securities directly from, and it may sell such securities directly to, institutional investors or others. In this case, no underwriters or agents would be involved. The terms of any of those sales, including the terms of any bidding or auction process, if utilized, will be described in the applicable prospectus supplement.
It is possible that one or more underwriters may make a market in our securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for our securities.
Our common stock and warrants are listed on Nasdaq under the symbols “SOFI” and “SOFIW”, respectively.
The Selling Securityholders may authorize underwriters, broker-dealers or agents to solicit offers by certain purchasers to purchase the securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we or the Selling Securityholders pay for solicitation of these contracts. The underwriters, broker-dealers and agents may engage in transactions with us or the Selling Securityholders, or perform services for us or the Selling Securityholders, in the ordinary course of business.
Under the Registration Rights Agreement and the Series 1 Registration Rights Agreement, we have agreed to indemnify the Selling Securityholders party thereto against certain liabilities that they may incur in connection with the sale of the securities registered hereunder, including liabilities under the Securities Act, and to contribute to payments that the Selling Securityholders may be required to make with respect thereto. In addition, we and the Selling Securityholders may agree to indemnify any underwriter, broker-dealer or agent against certain liabilities related to the selling of the securities, including liabilities arising under the Securities Act.
We have agreed to maintain the effectiveness of the registration statement of which this prospectus forms a part until all such securities have been sold under the registration statement of which this prospectus forms a part or Rule 144 under the Securities Act or are no longer outstanding. We have agreed to pay all expenses in connection with this offering, other than underwriting fees, discounts, selling commissions, stock transfer taxes and certain legal expenses. The Selling Securityholders will pay, on a pro rata basis, any underwriting fees, discounts, selling commissions, stock transfer taxes and certain legal expenses relating to the offering. We will make copies of this prospectus available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.
Selling Securityholders may use this prospectus in connection with resales of the securities. This prospectus and any accompanying prospectus supplement will identify the Selling Securityholders, the terms of the securities and any material relationships between us and the Selling Securityholders. Selling Securityholders may be deemed to be underwriters under the Securities Act in connection with the securities they resell and any profits on the sales may be deemed to be underwriting discounts and commissions under the Securities Act. Unless otherwise set forth in a prospectus supplement, the Selling Securityholders will receive all the net proceeds from the resale of the securities.
A Selling Securityholder that is an entity may elect to make an in-kind distribution of the securities to its members, partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus. To the extent that such members, partners or shareholders are not affiliates of ours, such members, partners or shareholders would thereby receive freely tradable securities pursuant to the distribution through a registration statement.
If at the time of any offering made under this prospectus a member of FINRA participating in the offering has a “conflict of interest” as defined in FINRA Rule 5121 (“Rule 5121”), that offering will be conducted in accordance with the relevant provisions of Rule 5121.

To our knowledge, there are currently no plans, arrangements or understandings between the Selling Securityholders and any broker-dealer or agent regarding the sale of the securities by the Selling Securityholders. Upon our notification by a Selling Securityholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of securities through a block trade, special offering, exchange distribution, secondary distribution or a purchase by an underwriter or broker-dealer, we will file, if required by applicable law or regulation, a supplement to this prospectus pursuant to Rule 424(b) under the Securities Act disclosing certain material information relating to such underwriter or broker-dealer and such offering.
In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
The Selling Securityholders and any other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Act and the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the securities by, the Selling Securityholders or any other person, which limitations may affect the marketability of the shares of the securities.
We are required to pay all fees and expenses incident to the registration of the securities to be offered and sold pursuant to this prospectus, which we expect to be approximately $1.4 million.

LEGAL MATTERS
Goodwin Procter LLP, New York, New York and Robert Lavet, our General Counsel and Secretary, have each passed upon the validity of certain of the securities of SoFi Technologies offered by this prospectus.
EXPERTS
The financial statements of SCH as of December 31, 2020, and for the period from July 10, 2020 (inception) through December 31, 2020, included in this prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report appearing herein (which contains an explanatory paragraph relating to substantial doubt about the ability of SCH to continue as a going concern as described in Note 1 to the financial statements). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The financial statements of Social Finance, Inc. as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020 included in this prospectus and the related financial statement schedules included elsewhere in the registration statement of which this prospectus forms a part, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedules have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-1, including exhibits, under the Securities Act with respect to the securities offered by this prospectus. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. Our SEC filings are available to the public on the Internet at a website maintained by the SEC located at http://www.sec.gov. Those filings are also available to the public on, or accessible through, our website under the heading “Investor Information” at www.sofi.com. The information contained on, or otherwise accessible through, our website, however, is not, and should not be deemed to be, a part of this prospectus.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2021	December 31, 2020
	(unaudited)
ASSETS
Current assets
Cash	$39,940	$259,714
Prepaid expenses	740,375	801,063
Total Current Assets	780,315	1,060,777
Marketable securities held in Trust Account	805,037,070	805,017,218
TOTAL ASSETS	$805,817,385	$806,077,995

LIABILITIES, TEMPORARY EQUITY AND PERMANENT EQUITY
Current liabilities
Accrued expenses	$3,736,794	$178,450
Advance from related party	40,705	5,000
Promissory note – related party	1,415,000	—
Total Current Liabilities	5,192,499	183,450
Warrant liabilities	154,406,250	99,281,250
Deferred underwriting fee payable	28,175,000	28,175,000
TOTAL LIABILITIES	187,773,749	127,639,700

Commitments

Temporary Equity
Class A ordinary shares subject to possible redemption, 61,301,540 and 67,342,389 shares at redemption value at March 31, 2021 and December 31, 2020, respectively	613,043,629	673,438,294

Permanent Equity
Preferred shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 19,198,460 and 13,157,611 shares issued and outstanding (excluding 61,301,540 and 67,342,389 shares subject to possible redemption) at March 31, 2021 and December 31, 2020, respectively	1,920	1,316
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 20,125,000 shares issued and outstanding at March 31, 2021 and December 31, 2020	2,013	2,013
Additional paid-in capital	121,162,126	60,768,065
Accumulated deficit	(116,166,052)	(55,771,393)
Total Permanent Equity	5,000,007	5,000,001
TOTAL LIABILITIES, TEMPORARY EQUITY AND PERMANENT EQUITY	$805,817,385	$806,077,995
The accompanying notes are an integral part of the unaudited condensed financial statements.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2021
(Unaudited)

Formation and operational costs	$5,289,511
Loss from operations	(5,289,511)

Other income (expense):
Interest earned on marketable securities held in Trust Account	19,852
Change in fair value of warrant liabilities	(55,125,000)
Other expense, net	(55,105,148)

Net loss	$(60,394,659)

Basic and diluted weighted average shares outstanding, Class A ordinary shares subject to possible redemption	67,342,389
Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	$—

Basic and diluted weighted average shares outstanding, Non-redeemable ordinary shares	33,282,611
Basic and diluted net loss per share, Non-redeemable ordinary shares	$(1.82)
The accompanying notes are an integral part of the unaudited condensed financial statements.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN TEMPORARY EQUITY AND PERMANENT EQUITY
THREE MONTHS ENDED MARCH 31, 2021
(Unaudited)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Permanent Equity	Temporary Equity
	Shares	Amount	Shares	Amount				Shares	Amount
Balance – January 1, 2021	13,157,611	$1,316	20,125,000	$2,013	$60,768,065	$(55,771,393)	$5,000,001	67,342,389	$673,438,294
Change in value of Class A Ordinary shares subject to possible redemption	6,040,849	604	—	—	60,394,061	—	60,394,665	(6,040,849)	(60,394,665)
Net loss	—	—	—	—	—	(60,394,659)	(60,394,659)	—	—
Balance – March 31, 2021	19,198,460	$1,920	20,125,000	$2,013	$121,162,126	$(116,166,052)	$5,000,007	61,301,540	$613,043,629
The accompanying notes are an integral part of the unaudited condensed financial statements.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2021
(Unaudited)

Cash Flows from Operating Activities:
Net loss	$(60,394,659)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(19,852)
Change in fair value of warrant liabilities	55,125,000
Changes in operating assets and liabilities:
Prepaid expenses	60,688
Accrued expenses	3,558,344
Net cash used in operating activities	(1,670,479)

Cash Flows from Financing Activities:
Advances from related party	40,705
Repayment of advances from related party	(5,000)
Proceeds from promissory note – related party	1,415,000
Net cash provided by financing activities	1,450,705

Net Change in Cash	(219,774)
Cash – Beginning	259,714
Cash – Ending	$39,940
The accompanying notes are an integral part of the unaudited condensed financial statements.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Social Capital Hedosophia Holdings Corp. V (the “Company”) is blank check company incorporated as a Cayman Islands exempted company on July 10, 2020. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”).
The Company has one subsidiary, Plutus Merger Sub Inc., a wholly-owned subsidiary of the Company incorporated in Delaware on December 30, 2020 (“Merger Sub”).
As of March 31, 2021, the Company had not commenced any operations. All activity through March 31, 2021 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below, identifying a target company for a Business Combination, and activities in connection with the proposed acquisition of Social Finance, Inc., a Delaware corporation ("SoFi") (see Note 6). The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering and recognizes changes in the fair value of warrant liabilities as other income (expense).
The registration statements for the Company’s Initial Public Offering became effective on October 8, 2020. On October 14, 2020, the Company consummated the Initial Public Offering of 80,500,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriters of the over-allotment option to purchase an additional 10,500,000 Units, at $10.00 per Unit, generating gross proceeds of $805,000,000 which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 8,000,000 warrants (the “Private Placement Warrants”) at a price of $2.00 per Private Placement Warrant in a private placement to the Company’s sponsor, SCH Sponsor V LLC, a Cayman Islands limited liability company (the “Sponsor”), generating gross proceeds of $16,000,000, which is described in Note 4.
Transaction costs amounted to $42,659,062, consisting of $14,000,000 of underwriting fees, $28,175,000 of deferred underwriting fees and $484,062 of other offering costs.
In connection with the closing of the Initial Public Offering on October 14, 2020, an amount of $805,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) located in the United States and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The New York Stock Exchange rules require that the Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting discount). The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.
The Company will provide the holders of the Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of the Business Combination, either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Shareholders will be entitled to redeem their shares for a pro rata portion of the amount held in the Trust Account, calculated as of two business days prior to the completion of a Business Combination, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. The per-share amount to be distributed to the Public Shareholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will proceed with a Business Combination only if the Company has net tangible assets, after payment of the deferred underwriting commission, of at least $5,000,001 following any related share redemptions and, if the Company seeks shareholder approval, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Company’s Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination and to waive its redemption rights with respect to any such shares in connection with a shareholder vote to approve a Business Combination or seek to sell any shares to the Company in a tender offer in connection with a Business Combination. Additionally, subject to the immediately succeeding paragraph, each Public Shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.
Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than 15% of the Public Shares without the Company’s prior written consent.
The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination (and not seek to sell its shares to the Company in any tender offer the Company undertakes in connection with its initial Business Combination) and (b) not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
The Company will have until October 14, 2022 to consummate a Business Combination. However, if the Company has not completed a Business Combination by October 14, 2022 (as such period may be extended pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Public Shareholders and its Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In the event of a liquidation, the Public Shareholders will be entitled to receive a full pro rata interest in the Trust Account. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.
In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a third party (other than the Company’s independent auditors) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent auditors), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Liquidity and Going Concern
As of March 31, 2021, the Company had $39,940 in its operating bank accounts, $805,037,070 in securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its ordinary shares in connection therewith and a working capital deficit of $4,412,184. As of March 31, 2021, approximately $37,000 of the amount on deposit in the Trust Account represented interest income.
Until the consummation of a Business Combination, the Company will be using the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to acquire, and structuring, negotiating and consummating the Business Combination.
The Company will need to raise additional capital through loans or additional investments from its Sponsor, shareholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the Securities and Exchange Commission (the “SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.
The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report as amended on Form 10-K/A for the period ended December 31, 2020 as filed with the SEC on April 22, 2021, which contains the audited financial statements and notes thereto. The financial information as of December 31, 2020 is derived from the audited financial statements presented in the Company’s Annual Report as amended on Form 10-K/A for the period ended December 31, 2020 as filed with the SEC on April 22, 2021. The interim results for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any future interim periods.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 31, 2021 and December 31, 2020.
Marketable Securities Held in Trust Account
At March 31, 2021 and December 31, 2020, substantially all of the assets held in the Trust Account were held in money market funds which are invested primarily in U.S. Treasury Securities.
Warrant Liabilities
The Company evaluated the Public Warrants and Private Placement Warrants (collectively, “Warrants”) in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity,” and concluded that a provision in the Warrant Agreement related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815, the Warrants are recorded as derivative liabilities in the condensed consolidated balance sheets and measured at fair value on the date of the Initial Public Offering and at each reporting date in accordance with ASC 820, “Fair Value Measurement,” with changes in fair value recognized in the condensed consolidated statement of operations in the period of change.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480, “Distinguishing Liabilities from Equity”. Class A redeemable ordinary shares are classified as temporary equity. Non-redeemable ordinary shares are classified as permanent equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A ordinary shares subject to possible redemption are presented as temporary equity in the Company’s condensed consolidated balance sheets.
Components of Equity
Upon the Initial Public Offering, the Company issued Class A Ordinary shares and Warrants. The Company allocated the proceeds received from the issuance using the with-and-without method. Under that method, the Company first allocated the proceeds to the Warrants based on their initial fair value measurement of $44,156,250 and then allocated the remaining proceeds, net of underwriting discounts and offering costs of $42,659,062, to the Class A Ordinary shares. A portion of the 80,500,000 Class A Ordinary shares are presented within temporary equity, as certain shares are subject to redemption upon the occurrence of events not solely within the Company’s control.
Income Taxes
The Company accounts for income taxes under ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.
ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2021 and December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.
Net Income (Loss) per Ordinary Share
Net income (loss) per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period.
The Company’s condensed consolidated statement of operations includes a presentation of income (loss) per share for common shares subject to possible redemption in a manner similar to the two-class method of income (loss) per share. Net income (loss) per ordinary, basic and diluted, for ordinary shares subject to possible redemption is calculated by dividing the proportionate share of income or loss on marketable securities held by the Trust Account by the weighted average number of ordinary shares subject to possible redemption outstanding since the original issuance.
Net income (loss) per ordinary share, basic and diluted, for non-redeemable ordinary shares is calculated by dividing the net income (loss), adjusted for income or loss on marketable securities attributable to ordinary shares subject to possible redemption, by the weighted average number of non-redeemable ordinary shares outstanding for the period.
Non-redeemable ordinary shares includes Founder Shares and non-redeemable Class A ordinary shares as these shares do not have any redemption features. Non-redeemable ordinary shares participate in the income or loss on marketable securities based on non-redeemable shares’ proportionate interest.

The following table reflects the calculation of basic and diluted net income (loss) per ordinary share (in dollars, except per share amounts):

Three Months Ended March 31, 2021
Ordinary Shares subject to possible redemption
Numerator: Earnings allocable to Ordinary shares subject to possible redemption
Interest earned on marketable securities held in Trust Account	$15,117
Net income allocable to Class A ordinary shares subject to possible redemption	$15,117
Denominator: Weighted Average Class A Ordinary shares subject to possible redemption
Basic and diluted weighted average shares outstanding	$67,342,389
Basic and diluted net income per share	$—
Non-Redeemable Ordinary Shares
Numerator: Earnings allocable to non-redeemable ordinary shares
Net loss	(60,394,659)
Less: Net income allocable to Class A ordinary shares subject to possible redemption	(15,117)
Non-redeemable net loss	(60,409,776)
Denominator: Weighted Average Non-redeemable ordinary shares
Basic and diluted weighted average shares outstanding, Non-redeemable ordinary shares	$33,282,611
Basic and diluted net loss per share, Non-redeemable ordinary shares	(1.82)
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal Depository Insurance Coverage limit of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair Value of Financial Instruments
The Company follows the guidance in ASC Topic 820, “Fair Value Measurement”, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

See Note 9 for additional information on assets and liabilities measured at fair value.
Recent Accounting Standards
In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company early adopted ASU 2020-06 on January 1, 2021. The adoption of ASU 2020-06 did not have an impact on the Company’s financial statements.
Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying condensed consolidated financial statements.
NOTE 3. INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering, the Company sold 80,500,000 Units, which includes the full exercise by the underwriter of its option to purchase an additional 10,500,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-fourth of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share, subject to adjustment (see Note 8).
NOTE 4. PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 8,000,000 Private Placement Warrants at a price of $2.00 per Private Placement Warrant, for an aggregate purchase price of $16,000,000. Each Private Placement Warrant is exercisable for one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 8). A portion of the proceeds from the sale of the Private Placement Warrants was added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.
NOTE 5. RELATED PARTY TRANSACTIONS
Founder Shares
On July 10, 2020, the Company issued one ordinary share to the Sponsor for no consideration. On July 16, 2020, the Company cancelled the one share issued in July 2020 and the Sponsor purchased 2,875,000 Founder Shares for an aggregate purchase price of $25,000. On September 17, 2020, the Company effected a share capitalization resulting in the Sponsor holding an aggregate of 18,687,500 Founder Shares. On October 8, 2020, the Company effected another share capitalization resulting in the Company’s initial shareholders holding an aggregate of 20,125,000 Founder Shares. All share and per-share amounts have been retroactively restated to reflect the share capitalizations. The Founder Shares will automatically convert into Class A ordinary shares on the first business day following the completion of a Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to certain adjustments, as described in Note 7.
The Founder Shares included an aggregate of up to 2,625,000 shares that were subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment option was not exercised in full or in part, so that the number of Founder Shares would collectively represent 20% of the Company’s issued and outstanding shares upon the completion of the Initial Public Offering. As a result of the underwriters’ election to fully exercise their over-allotment option, no Founder Shares are currently subject to forfeiture.
The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Class B ordinary shares or Class A ordinary shares received upon conversion thereof (together, “Founder Shares”) until the earlier of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.
Administrative Support Agreement
The Company entered into an agreement whereby, commencing on October 14, 2020, the Company will pay an affiliate of the Sponsor up to $10,000 per month for office space, administrative and support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. For the three months ended March 31, 2021, the Company incurred $30,000 in fees for these services. As of March 31, 2021 and December 31, 2020, there was $55,000 and $25,000 of such fees, respectively, included in accrued expenses in the accompanying condensed consolidated balance sheets.
Advance from Related Party
During the three months ended March 31, 2021, the Sponsor paid for certain costs on behalf of the Company. The advances are non-interest bearing and due on demand. At March 31, 2021, advances amounting to $40,705 were outstanding.
Promissory Note — Related Party
On July 16, 2020, the Company issued an unsecured promissory note to the Sponsor (the “IPO Promissory Note”), pursuant to which the Company borrowed an aggregate principal amount of $300,000. The IPO Promissory Note was non-interest bearing and payable on the earlier of (i) June 30, 2021 and (ii) the completion of the Initial Public Offering. The IPO Promissory Note was amended and restated on September 17, 2020 solely to increase the amount that could be borrowed to an aggregate principal amount of $400,000. The outstanding balance under the IPO Promissory Note of $400,000 was repaid at the closing of the Initial Public Offering on October 14, 2020.
On January 11, 2021, the Company issued a promissory note with the Sponsor for an aggregate amount of up to $2,500,000 (the “Promissory Note”). The Promissory Note is non-interest bearing and is due and payable in full on the earlier of (i) October 14, 2022 and (ii) the effective date of a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, involving the maker and one or more businesses. As of March 31, 2021, there was $1,415,000 outstanding under the Promissory Note.
Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $2,500,000 of notes may be converted upon completion of a Business Combination into warrants at a price of $2.00 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

Restricted Stock Units
On November 13, 2020, the Company entered into a Director Restricted Stock Unit Award Agreement (the “Director Restricted Stock Unit Award Agreement”), between the Company and Jennifer Dulski, a member of the Company's board of directors, providing for the grant of 100,000 restricted stock units (“RSUs”) to Ms. Dulski, which grant is contingent on both the consummation of a Business Combination with the Company and a shareholder approved equity plan. The RSUs will vest upon the consummation of such Business Combination and represent 100,000 Class A ordinary shares of the Company that will settle on a date selected by the Company in the year following the year in which such consummation occurs.
NOTE 6. COMMITMENTS
Registration Rights
Pursuant to a registration rights agreement entered into on October 8, 2020, the holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to the Company’s Class A ordinary shares). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The underwriter is entitled to a deferred fee of $0.35 per Unit, or $28,175,000 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
Financial Advisory Fee
The underwriters agreed to reimburse the Company for an amount equal to (1) 10% of the non-deferred underwriting commission payable to the underwriter, of which $1,400,000 was paid to Connaught (UK) Limited (“Connaught”) upon the closing of the Initial Public Offering, and (2) 20% of the deferred underwriting commission payable to the underwriter, of which $5,635,000 will be paid to Connaught upon the closing of the Business Combination.
SoFi Business Combination
On January 7, 2021, the Company entered into an Agreement and Plan of Merger (as amended on March 16, 2021, the “Merger Agreement”) with Plutus Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“Merger Sub”), and Social Finance, Inc., a Delaware corporation (“SoFi”).
The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the “SoFi Business Combination”): (i) prior to the closing of the transactions contemplated by the Merger Agreement (the “Closing”), the Company will domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and the Cayman Islands Companies Law (2020 Revision) (the “Domestication”), (ii) at the Closing, upon the terms and subject to the conditions of the Merger Agreement, in accordance with the DGCL, Merger Sub will merge with and into SoFi, with SoFi continuing as the surviving corporation and a wholly owned subsidiary of the Company (the “Merger”),

(iii) upon consummation of the Merger, and subject to the adjustments provided in the Merger Agreement, all of the common stock and preferred stock of SoFi, excluding the Company Redeemable Preferred Stock (as defined in the Merger Agreement), which will convert into Acquiror Series 1 Preferred Stock (as defined in the Merger Agreement), will be converted into the right to receive an aggregate number of shares of common stock, par value $0.0001 per share, of the Company (after the Domestication) (“SCH Common Stock”) equal to the quotient obtained by dividing (x) $6,569,840,376 by (y) $10.00 and (iv) upon the consummation of the Merger, the Company will be renamed “SoFi Technologies, Inc.” The Closing is subject to the satisfaction or waiver of certain closing conditions contained in the Merger Agreement, including the approval of the Company’s shareholders.
On January 7, 2021, concurrently with the execution of the Merger Agreement, the Company entered into subscription agreements with certain investors (collectively, the “PIPE Investors”), pursuant to which, on the terms and subject to the conditions therein, the PIPE Investors have collectively subscribed for 122.5 million shares of SCH Common Stock for an aggregate purchase price equal to $1,225.0 million (the “PIPE Investment”), a portion of which is expected to be funded by one or more affiliates of the Sponsor. The PIPE Investment will be consummated substantially concurrently with the Closing, subject to the terms and conditions contemplated by the Subscription Agreements.
On March 16, 2021, (i) the Company, SoFi and Merger Sub entered into the First Amendment to Agreement and Plan of Merger which amends the Merger Agreement and (ii) the Company, the Sponsor and SoFi entered into the First Amendment to Sponsor Support Agreement to reflect that the securities of the combined company are expected to trade on The Nasdaq Stock Market LLC instead of the New York Stock Exchange following the consummation of the SoFi Business Combination. In addition, SoFi, the Company and the applicable shareholders of SoFi have agreed to make conforming changes to the form of shareholders’ agreement contemplated by the Merger Agreement to be entered into at the closing of the Business Combination with SoFi.
The consummation of the proposed SoFi Business Combination is subject to certain conditions as further described in the Merger Agreement.
In connection with the proposed SoFi Business Combination, certain purported shareholders of the Company have filed lawsuits, including those described below, and other shareholders have threatened to file lawsuits alleging breaches of fiduciary duty and violations of the disclosure requirements of the Exchange Act. The Company believes that these allegations are without merit. These cases are in the early stages and the Company is unable to reasonably determine the outcome or estimate any potential losses, and, as such, has not recorded a loss contingency.
Legal Proceedings
On January 28, 2021, Tim Holtom (“Holtom”), a purported shareholder of the Company, filed a lawsuit in the Supreme Court of the State of New York, County of New York, captioned Tim Holtom v. Social Capital Hedosophia Holdings Corp. V, et al., case number 650647/2021, against the Company and the members of its board of directors (the “Holtom Complaint”). The Holtom Complaint asserts a breach of fiduciary duty claim against the individual defendants and an aiding and abetting claim against the Company. The Holtom Complaint alleges, among other things, that (i) the merger consideration is unfair, and (ii) the registration statement on Form S-4 filed with the SEC on January 11, 2021 regarding the proposed transaction involving SoFi (the “Registration Statement”) is materially misleading and incomplete. The Holtom Complaint seeks, among other things, to enjoin the proposed Business Combination, rescind the transaction or award rescissory damages to the extent it is consummated, and an award of attorneys’ fees and expenses.
On January 29, 2021, Ryan Heitt (“Heitt”), a purported shareholder of the Company, filed a lawsuit in the Supreme Court of the State of New York, County of New York, captioned Ryan Heitt v. Social Capital Hedosophia Holdings Corp. V, et al., case number 650685/2021 against the members of its board of directors, Merger Sub and SoFi (the “Heitt Complaint”). The Heitt Complaint asserts a breach of fiduciary duty claim against the individual defendants and an aiding and abetting claim against the Company, Merger Sub and SoFi. The Heitt Complaint alleges, among other things, that the Registration Statement is materially misleading and incomplete. The Heitt

Complaint seeks, among other things, to enjoin the proposed Business Combination, rescind the transaction or award rescissory damages to the extent it is consummated, and an award of attorneys’ fees and expenses.
On February 3, 2021, counsel to Holtom and Heitt sent a joint letter to the Company's counsel (the “Joint Demand”), alleging that they “have identified several disclosure deficiencies” in the Registration Statement, and demanding that the Company issue corrective disclosures with regard to certain enumerated items. The Joint Demand asserts that a failure to issue the requested disclosures will expose the Company and its board of directors to liability.
The parties resolved the allegations made by Holtom and Heitt and notices of discontinuance of the lawsuits commenced by Holtom and Heitt have been filed.
On February 15, 2021, Brian Levy, a purported shareholder of the Company, filed a lawsuit in the Supreme Court of the State of New York, County of Nassau, captioned Brian Levy v. Jennifer Dulski, et al., case number 601778/2021, against the members of the Company’s board of directors, SoFi, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC (the “Levy Complaint”). The lawsuit was filed by Levy individually, and derivatively on behalf of nominal defendant the Company. The Levy Complaint alleges, among other things, that (i) the merger consideration is unfair, and (ii) the Registration Statement is materially misleading and incomplete. The Levy Complaint asserts: (i) a derivative claim for breach of fiduciary duty against the individual defendants; (ii) a derivative claim for causing the Company to fail to disclose material information against the individual defendants; (iii) a derivative claim for aiding and abetting the breaches of fiduciary duties against SoFi, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC; (iv) an individual claim for negligent misrepresentation and concealment against all defendants; and (v) an individual claim for fraudulent misrepresentation and concealment against all defendants. The Levy Complaint seeks, among other things, to enjoin the proposed Business Combination, an award of compensatory and/or recessionary damages, and an award of attorneys' fees and expenses.
The parties resolved the allegations made by Levy, and a Stipulation and Order dismissing the lawsuit filed by Levy was signed by the Court on April 19, 2021.
NOTE 7. PERMANENT EQUITY AND TEMPORARY EQUITY
Preferred Shares  —   The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001. The Company’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors will be able to, without shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. At March 31, 2021 and December 31, 2020, there were no preference shares issued or outstanding.
Class A Ordinary Shares  —   The Company is authorized to issue 500,000,000 Class A ordinary shares, with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. At March 31, 2021, there were 19,198,460 Class A ordinary shares issued and outstanding, excluding 61,301,540 Class A ordinary shares subject to possible redemption. At December 31, 2020, there were 13,157,611 Class A ordinary shares issued and outstanding, excluding 67,342,389 Class A ordinary shares subject to possible redemption.
Class B Ordinary Shares  —  The Company is authorized to issue 50,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. At March 31, 2021 and December 31, 2020, there was 20,125,000 Class B ordinary shares issued and outstanding.
Only holders of the Class B ordinary shares will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the Company’s shareholders except as otherwise required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the completion of the Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which Founder Shares will convert into Class A ordinary shares will be adjusted (subject to waiver by holders of a majority of the Class B ordinary shares) so that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the ordinary shares issued and outstanding upon completion of the Initial Public Offering plus the number of Class A ordinary shares and equity-linked securities issued or deemed issued in connection with a Business Combination, excluding any Class A ordinary shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination.
Restricted Stock Units — On November 13, 2020, the Company entered into a Director Restricted Stock Unit Award Agreement (the "Director Restricted Stock Unit Award Agreement"), between the Company and a member of the Company's board of directors, providing for the grant of 100,000 restricted stock units ("RSUs"), which grant is contingent on both the consummation of a Business Combination with the Company and a shareholder approved equity plan. The RSUs will vest upon the consummation of such Business Combination and represent 100,000 Class A ordinary shares of the Company that will settle on a date selected by the Company in the year following the year in which such consummation occurs.
NOTE 8. WARRANTS
Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years from the completion of a Business Combination or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration or a valid exemption from registration is available. No Public Warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available.
The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement registering the issuance, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the Public Warrants. The Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A ordinary shares are, at the time of any exercise of a Public Warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00. Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:
•in whole and not in part;

•at a price of $0.01 per Public Warrant;
•upon not less than 30 days’ prior written notice of redemption to each warrant holder and
•if, and only if, the reported last sale price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted).
Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00. Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:
•in whole and not in part;
•at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the “fair market value” of the Class A ordinary shares;
•if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted); and
•if the Reference Value is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.
If and when the Public Warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.
In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger prices described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price and the $10.00 per share redemption trigger prices described will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.
The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
NOTE 9. FAIR VALUE MEASUREMENTS
The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2021 and December 31, 2020, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	March 31, 2021	December 31, 2020
Assets:
Marketable securities held in Trust Account(1)	1	$805,037,070	$805,017,218
Liabilities:
Private Placement Warrants(2)	2	$43,920,000	$28,240,000
Public Warrants(2)	1	110,486,250	71,041,250
__________________
(1)The fair value of the marketable securities held in Trust account approximates the carrying amount primarily due to their short-term nature.
(2)Measured at fair value on a recurring basis.
Warrants
The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the condensed consolidated balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the condensed consolidated statement of operations.
The Warrants are measured at fair value on a recurring basis. The measurement of the Public Warrants is classified as Level 1 due to the use of an observable market quote in an active market under the ticker IPOE.WS. As the transfer of Private Placement Warrants to anyone outside of a small group of individuals who are permitted transferees would result in the Private Placement Warrants having substantially the same terms as the Public Warrants, the Company determined that the fair value of each Private Placement Warrant is equivalent to that of each Public Warrant, with an insignificant adjustment for short-term marketability restrictions. As such, the Private Placement Warrants are classified as Level 2.
NOTE 10. SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Social Capital Hedosophia Holdings Corp. V
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Social Capital Hedosophia Holdings Corp. V (the “Company”) as of December 31, 2020, the related consolidated statements of operations, changes in temporary equity and permanent equity and cash flows for the period from July 10, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from July 10, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph – Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s business plan is dependent on the completion of a business combination and the Company’s cash and working capital as of December 31, 2020 are not sufficient to complete its planned activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Restatement of the 2020 Financial Statements
As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated financial statements as of December 31, 2020 and for the period from July 10, 2020 (inception) through December 31, 2020, have been restated.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP
Marcum LLP

We have served as the Company’s auditor since 2020.

New York, NY
March 17, 2021, except for the effects of the restatement discussed in Notes 2 and 10 as to which the date is April 22, 2021.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2020
(As Restated)

ASSETS
Current assets
Cash	$259,714
Prepaid expenses	801,063
Total Current Assets	1,060,777
Marketable securities held in Trust Account	805,017,218
TOTAL ASSETS	$806,077,995
LIABILITIES, TEMPORARY EQUITY AND PERMANENT EQUITY
Current liabilities
Accrued offering costs	$178,450
Advance from related party	5,000
Total Current Liabilities	183,450
Deferred underwriting fee payable	28,175,000
Warrant liabilities	99,281,250
TOTAL LIABILITIES	127,639,700
Commitments
Temporary Equity
Class A ordinary shares subject to possible redemption, 67,342,389 shares at redemption value	673,438,294
Permanent Equity
Preferred shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 13,157,611 issued and outstanding (excluding 67,342,389 shares subject to possible redemption)	1,316
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 20,125,000 shares issued and outstanding	2,013
Additional paid-in capital	60,768,065
Accumulated deficit	(55,771,393)
Total Permanent Equity	5,000,001
TOTAL LIABILITIES, TEMPORARY EQUITY AND PERMANENT EQUITY	$806,077,995

The accompanying notes are an integral part of the consolidated financial statements.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD FROM JULY 10, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020
(As Restated)

Formation and operational costs	$663,611
Loss from operations	(663,611)

Other income (expense):
Interest earned on marketable securities held in Trust Account	17,218
Change in fair value of warrant liabilities	(55,125,000)
Other expense, net	(55,107,782)
Net loss	$(55,771,393)

Basic and diluted weighted average shares outstanding, Class A ordinary shares subject to possible redemption	72,920,468
Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	$0.00

Basic and diluted weighted average shares outstanding, Non-redeemable ordinary shares	22,074,445
Basic and diluted net loss per share, Non-redeemable ordinary shares	$(2.53)

The accompanying notes are an integral part of the consolidated financial statements.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
CONSOLIDATED STATEMENT OF CHANGES IN TEMPORARY EQUITY AND PERMANENT EQUITY
FOR THE PERIOD FROM JULY 10, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020
(As Restated)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Permanent Equity	Temporary Equity
	Shares	Amount	Shares	Amount				Shares	Amount
Balance – July 10, 2020 (inception)	—	$—	—	$—	$—	$—	$—	—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	20,125,000	2,013	22,987	—	25,000	—	—
Issuance of Class A Ordinary shares, net	80,500,000	8,050	—	—	734,176,638	—	734,184,688	—	—
Class A Ordinary shares subject to possible redemption	(67,342,389)	(6,734)	—	—	(673,431,560)	—	(673,438,294)	67,342,389	673,438,294
Net loss	—	—	—	—	—	(55,771,393)	(55,771,393)	—	—
Balance – December 31, 2020	13,157,611	$1,316	20,125,000	$2,013	$60,768,065	$(55,771,393)	$5,000,001	67,342,389	$673,438,294
The accompanying notes are an integral part of the consolidated financial statements.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JULY 10, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020
(As Restated)

Cash Flows from Operating Activities:
Net loss	$(55,771,393)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(17,218)
Change in fair value of warrant liabilities	55,125,000
Changes in operating assets and liabilities:
Prepaid expenses	(801,063)
Accrued expenses	178,450
Net cash used in operating activities	(1,286,224)
Cash Flows from Investing Activities:
Investment of cash in Trust Account	(805,000,000)
Net cash used in investing activities	(805,000,000)
Cash Flows from Financing Activities:
Proceeds from issuance of Class B ordinary shares to Sponsor	25,000
Proceeds from sale of Units, net of underwriting discounts paid	791,000,000
Proceeds from sale of Private Placement Warrants	16,000,000
Advances from related party	5,000
Proceeds from promissory note – related party	400,000
Repayment of promissory note – related party	(400,000)
Payment of offering costs	(484,062)
Net cash provided by financing activities	806,545,938
Net Change in Cash	259,714
Cash – Beginning	—
Cash – Ending	$259,714
Non-Cash Investing and Financing Activities:
Initial measurement of warrants issued in connection with initial public offering accounted for as liabilities	$44,156,250
Deferred underwriting fee payable	28,175,000

The accompanying notes are an integral part of the consolidated financial statements.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020
NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Social Capital Hedosophia Holdings Corp. V (the “Company”) is blank check company incorporated as a Cayman Islands exempted company on July 10, 2020. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”).
The Company has one subsidiary, Plutus Merger Sub Inc., a wholly-owned subsidiary of the Company incorporated in Delaware on December 30, 2020 (“Merger Sub”).
As of December 31, 2020, the Company had not commenced any operations. All activity for the period from July 10, 2020 (inception) through December 31, 2020 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below, identifying a target company for a Business Combination, activities in connection with the proposed acquisition of Social Finance, Inc., a Delaware corporation (“SoFi”) (see Note 10). The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering and recognizes changes in the fair value of warrant liabilities as other income (expense).
The registration statements for the Company’s Initial Public Offering became effective on October 8, 2020. On October 14, 2020, the Company consummated the Initial Public Offering of 80,500,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriters of the over-allotment option to purchase an additional 10,500,000 Units, at $10.00 per Unit, generating gross proceeds of $805,000,000 which is described in Note 4.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 8,000,000 warrants (the “Private Placement Warrants”) at a price of $2.00 per Private Placement Warrant in a private placement to the Company’s sponsor, SCH Sponsor V LLC, a Cayman Islands limited liability company (the “Sponsor”), generating gross proceeds of $16,000,000, which is described in Note 5.
Transaction costs amounted to $42,659,062, consisting of $14,000,000 of underwriting fees, $28,175,000 of deferred underwriting fees and $484,062 of other offering costs.
In connection with the closing of the Initial Public Offering on October 14, 2020, an amount of $805,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) located in the United States and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The New York Stock Exchange rules require that the Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting discount). The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020
The Company will provide the holders of the Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of the Business Combination, either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Shareholders will be entitled to redeem their shares for a pro rata portion of the amount held in the Trust Account, calculated as of two business days prior to the completion of a Business Combination, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. The per-share amount to be distributed to the Public Shareholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 7). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will proceed with a Business Combination only if the Company has net tangible assets, after payment of the deferred underwriting commission, of at least $5,000,001 following any related share redemptions and, if the Company seeks shareholder approval, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Company’s Sponsor has agreed to vote its Founder Shares (as defined in Note 6) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination and to waive its redemption rights with respect to any such shares in connection with a shareholder vote to approve a Business Combination or seek to sell any shares to the Company in a tender offer in connection with a Business Combination. Additionally, subject to the immediately succeeding paragraph, each Public Shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.
Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than 15% of the Public Shares without the Company’s prior written consent.
The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination (and not seek to sell its shares to the Company in any tender offer the Company undertakes in connection with its initial Business Combination) and (b) not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
The Company will have until October 14, 2022 to consummate a Business Combination. However, if the Company has not completed a Business Combination by October 14, 2022 (as such period may be extended pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidation distributions, if any), and (iii) as

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020
promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Public Shareholders and its Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In the event of a liquidation, the Public Shareholders will be entitled to receive a full pro rata interest in the Trust Account. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.
In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a third party (other than the Company’s independent auditors) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent auditors), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Liquidity and Going Concern
As of December 31, 2020, the Company had $259,714 in its operating bank accounts, $805,017,218 in securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its ordinary shares in connection therewith and working capital of $877,327. As of December 31, 2020, approximately $17,000 of the amount on deposit in the Trust Account represented interest income, which is available to pay the Company’s tax obligations.
Until the consummation of a Business Combination, the Company will be using the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to acquire, and structuring, negotiating and consummating the Business Combination.
The Company will need to raise additional capital through loans or additional investments from its Sponsor, shareholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. These consolidated financial

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020
statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.
NOTE 2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement, dated as of October 8, 2020, between the Company and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agreement”). As a result of the SEC Statement, the Company reevaluated the accounting treatment of (i) the 20,125,000 redeemable warrants (the “Public Warrants”) that were included in the units issued by the Company in its initial public offering (the “IPO”) and (ii) the 8,000,000 redeemable warrants that were issued to the Company’s sponsor in a private placement that closed concurrently with the closing of the IPO (the “Private Placement Warrants” and, together with the Public Warrants, the “Warrants”, which are discussed in Note 4, Note 5, Note 8 and Note 9). The Company previously accounted for the Warrants as components of equity.
In further consideration of the guidance in Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity, the Company concluded that a provision in the Warrant Agreement related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815, the Warrants should be recorded as derivative liabilities on the Consolidated Balance Sheet and measured at fair value at inception (on the date of the IPO) and at each reporting date in accordance with ASC 820, Fair Value Measurement, with changes in fair value recognized in the Consolidated Statement of Operations in the period of change.
After consultation with the Company’s independent registered public accounting firm, the Company’s management and the audit committee of the Company’s Board of Directors concluded that it is appropriate to restate the Company’s previously issued audited financial statements as of December 31, 2020 and for the period from July 10, 2020 (inception) through December 31, 2020, as previously reported in its Form 10-K. The restated classification and reported values of the Warrants as accounted for under ASC 815-40 are included in the financial statements herein.
Additionally, the Company revised the Consolidated Statement of Changes in Stockholders’ Equity to present temporary equity separate from permanent equity, which allows for better alignment to the Consolidated Balance Sheet presentation. Accordingly, the Company revised the financial statement name to Consolidated Statement of Changes in Temporary Equity and Permanent Equity to reflect this presentation change.
The following tables summarize the effect of the restatement on each financial statement line item as of the dates, and for the period, indicated:

	As Previously Reported	Adjustment	As Restated
Consolidated Balance Sheet as of October 14, 2020
Warrant liabilities	$—	$44,156,250	$44,156,250
Total liabilities	28,347,861	44,156,250	72,504,111
Class A ordinary shares subject to possible redemption	773,360,930	(44,156,250)	729,204,680
Class A ordinary shares	316	442	758
Additional paid-in capital	$5,002,679	$(442)	$5,002,237

Consolidated Balance Sheet as of December 31, 2020
Warrant liabilities	$—	$99,281,250	$99,281,250

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

Total liabilities	28,358,450	99,281,250	127,639,700
Class A ordinary shares subject to possible redemption	772,719,537	(99,281,243)	673,438,294
Class A ordinary shares	323	993	1,316
Additional paid-in capital	5,644,065	55,124,000	60,768,065
Accumulated deficit	(646,393)	(55,125,000)	(55,771,393)
Total permanent equity	$5,000,008	$(7)	$5,000,001

Consolidated Statement of Operations for the Period From July 10, 2020 (Inception) through December 31, 2020
Change in fair value of warrant liabilities	$—	$(55,125,000)	$(55,125,000)
Other income (expense), net	17,218	(55,125,000)	(55,107,782)
Net loss	(646,393)	(55,125,000)	(55,771,393)
Basic and diluted weighted average shares outstanding, Class A ordinary shares subject to possible redemption	77,306,600	(4,386,132)	72,920,468
Basic and diluted weighted average shares outstanding, Non-redeemable ordinary shares	20,095,027	1,979,418	22,074,445
Basic and diluted net loss per share, Non-redeemable ordinary shares	$(0.03)	$(2.50)	$(2.53)

Consolidated Statement of Cash Flows for the Period From July 10, 2020 (Inception) through December 31, 2020
Cash Flows from Operating Activities:
Net loss	$(646,393)	$(55,125,000)	$(55,771,393)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrant liabilities	—	55,125,000	55,125,000
Non-Cash Investing and Financing Activities:
Initial measurement of warrants issued in connection with the Initial Public Offering accounted for as liabilities	$—	$44,156,250	$44,156,250
NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiary where the Company has the ability to exercise control. All significant intercompany balances and transactions have been eliminated in consolidation. Activities in relation to the noncontrolling interest are not considered to be significant and are, therefore, not presented in the accompanying consolidated financial statements.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020
requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2020.
Marketable Securities Held in Trust Account
At December 31, 2020, substantially all of the assets held in the Trust Account were held in money market funds which are invested primarily in U.S. Treasury Securities.
Warrant Liabilities
The Company evaluated the Public Warrants and Private Placement Warrants (collectively, “Warrants”, which are discussed in Note 4, Note 5, Note 8 and Note 9) in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity”, and concluded that a provision in the Warrant Agreement related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815, the Warrants are recorded as derivative liabilities on the Consolidated Balance Sheet and measured at fair value at inception (on the date of the IPO) and at each reporting date in accordance with ASC 820, “Fair Value Measurement”, with changes in fair value recognized in the Consolidated Statement of Operations in the period of change.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480, “Distinguishing Liabilities from Equity”. Class A redeemable ordinary shares are classified as temporary equity. Non-redeemable ordinary shares are classified as permanent equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A ordinary shares subject to possible redemption are presented as temporary equity in the Company’s Consolidated Balance Sheet.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020
Components of Equity
Upon the IPO, the Company issued Class A Ordinary shares and Warrants. The Company allocated the proceeds received from the issuance using the with-and-without method. Under that method, the Company first allocated the proceeds to the Warrants based on their initial fair value measurement of $44,156,250 and then allocated the remaining proceeds, net of underwriting discounts and offering costs of $42,659,062, to the Class A Ordinary shares. A portion of the 80,500,000 Class A Ordinary shares are presented within temporary equity, as certain shares are subject to redemption upon the occurrence of events not solely within the Company’s control.
Income Taxes
The Company accounts for income taxes under ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.
ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.
On March 27, 2020, President Trump signed the Coronavirus Aid, Relief, and Economic Security “CARES” Act into law. The CARES Act includes several significant business tax provisions that, among other things, would eliminate the taxable income limit for certain net operating losses (“NOLs”) and allow businesses to carry back NOLs arising in 2018, 2019 and 2020 to the five prior years, suspend the excess business loss rules, accelerate refunds of previously generated corporate alternative minimum tax credits, generally loosen the business interest limitation under IRC section 163(j) from 30 percent to 50 percent among other technical corrections included in the Tax Cuts and Jobs Act tax provisions. The Company does not believe that the CARES Act will have a significant impact on Company's financial position or statement of operations.
Net Income (Loss) per Ordinary Share
Net income (loss) per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture. The Company has not considered the effect of the warrants sold in the Initial Public Offering and private placement to purchase an aggregate of 28,125,000 shares in the calculation of diluted loss per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.
The Company’s Consolidated Statement of Operations includes a presentation of income (loss) per share for common shares subject to possible redemption in a manner similar to the two-class method of income (loss) per share. Net income (loss) per ordinary, basic and diluted, for Ordinary shares subject to possible redemption is calculated by dividing the proportionate share of income or loss on marketable securities held by the Trust Account by the weighted average number of Ordinary shares subject to possible redemption outstanding since the original issuance.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020
Net income (loss) per share, basic and diluted, for non-redeemable ordinary shares is calculated by dividing the net income (loss), adjusted for income or loss on marketable securities attributable to Ordinary shares subject to possible redemption, by the weighted average number of non-redeemable ordinary shares outstanding for the period.
Non-redeemable common stock includes Founder Shares and non-redeemable Class A ordinary shares as these shares do not have any redemption features. Non-redeemable ordinary shares participate in the income or loss on marketable securities based on non-redeemable shares’ proportionate interest.
The following table reflects the calculation of basic and diluted net income (loss) per ordinary share (in dollars, except per share amounts):

For the Period from July 10, 2020 (Inception) Through December 31, 2020
Ordinary Shares subject to possible redemption
Numerator: Earnings allocable to Ordinary shares subject to possible redemption
Interest earned on marketable securities held in Trust Account	$14,405
Net income allocable to Class A ordinary shares subject to possible redemption	$14,405
Denominator: Weighted Average Class A Ordinary shares subject to possible redemption
Basic and diluted weighted average shares outstanding	72,920,468
Basic and diluted net income per share	$0.00
Non-Redeemable Common Stock
Numerator: Earnings allocable to non-redeemable ordinary shares
Net loss	$(55,771,393)
Less: Net income allocable to Class A ordinary shares subject to possible redemption	(14,405)
Non-redeemable net loss	$(55,785,798)
Denominator: Weighted Average Non-redeemable ordinary shares
Basic and diluted weighted average shares outstanding, Non-redeemable ordinary shares	$22,074,445
Basic and diluted net loss per share, Non-redeemable ordinary shares	$(2.53)
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal Depository Insurance Coverage limit of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair Value of Financial Instruments
The Company follows the guidance in ASC Topic 820, “Fair Value Measurement”, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.
See Note 9 for additional information on assets and liabilities measured at fair value.
Recent Accounting Standards
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying consolidated financial statements.
NOTE 4. INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering, the Company sold 80,500,000 Units, which includes the full exercise by the underwriter of its option to purchase an additional 10,500,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-fourth of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share, subject to adjustment (see Note 8).

NOTE 5. PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 8,000,000 Private Placement Warrants at a price of $2.00 per Private Placement Warrant, for an aggregate purchase price of $16,000,000. Each Private Placement Warrant is exercisable for one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 8). A portion of the proceeds from the sale of the Private Placement Warrants was added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.
NOTE 6. RELATED PARTY TRANSACTIONS
Founder Shares
On July 10, 2020, the Company issued one ordinary share to the Sponsor for no consideration. On July 16, 2020, the Company cancelled the one share issued in July 2020 and the Sponsor purchased 2,875,000 Founder Shares for an aggregate purchase price of $25,000. On September 17, 2020, the Company effected a share capitalization resulting in the Sponsor holding an aggregate of 18,687,500 Founder Shares. On October 8, 2020, the Company effected another share capitalization resulting in the Company’s initial shareholders holding an aggregate of 20,125,000 Founder Shares. All share and per-share amounts have been retroactively restated to reflect the share capitalizations. The Founder Shares will automatically convert into Class A ordinary shares on the first business day following the completion of a Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to certain adjustments, as described in Note 8.
The Founder Shares included an aggregate of up to 2,625,000 shares that were subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment option was not exercised in full or in part, so that the number of Founder Shares would collectively represent 20% of the Company’s issued and outstanding shares upon the completion of the Initial Public Offering. As a result of the underwriters’ election to fully exercise their over-allotment option, no Founder Shares are currently subject to forfeiture.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020
The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Class B ordinary shares or Class A ordinary shares received upon conversion thereof (together, “Founder Shares”) until the earlier of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.
Administrative Support Agreement
The Company entered into an agreement whereby, commencing on October 14, 2020, the Company will pay an affiliate of the Sponsor up to $10,000 per month for office space, administrative and support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. For the period from July 10, 2020 (inception) through December 31, 2020, the Company incurred $25,000, in fees for these services, of which is included in accrued expenses in the accompanying Consolidated Balance Sheet.
Advance from Related Party
As of October 14, 2020, the Sponsor paid for certain offering costs on behalf of the Company in connection with the Initial Public Offering. The advances are non-interest bearing and due on demand. At December 31, 2020, advances amounting to $5,000 were outstanding.
Promissory Note — Related Party
On July 16, 2020, the Company issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which the Company borrowed an aggregate principal amount of $300,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) June 30, 2021 and (ii) the completion of the Initial Public Offering. The Promissory Note was amended and restated on September 17, 2020 solely to increase the amount that could be borrowed to an aggregate principal amount of $400,000. The outstanding balance under the Promissory Note of $400,000 was repaid at the closing of the Initial Public Offering on October 14, 2020.
Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $2,500,000 of notes may be converted upon completion of a Business Combination into warrants at a price of $2.00 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.
Restricted Stock Units
On November 13, 2020, the Company entered into a Director Restricted Stock Unit Award Agreement (the “Director Restricted Stock Unit Award Agreement”), between the Company and Jennifer Dulski, a member of the Company's board of directors, providing for the grant of 100,000 restricted stock units (“RSUs”) to Ms. Dulski, which grant is contingent on both the consummation of a Business Combination with the Company and a shareholder approved equity plan. The RSUs will vest upon the consummation of such Business Combination and represent 100,000 Class A ordinary shares of the Company that will settle on a date selected by the Company in the year following the year in which such consummation occurs.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020
NOTE 7. COMMITMENTS
Registration Rights
Pursuant to a registration rights agreement entered into on October 8, 2020, the holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to the Company’s Class A ordinary shares). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The underwriter is entitled to a deferred fee of $0.35 per Unit, or $28,175,000 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
Financial Advisory Fee
The underwriters agreed to reimburse the Company for an amount equal to (1) 10% of the non-deferred underwriting commission payable to the underwriter, of which $1,400,000 was paid to Connaught (UK) Limited (“Connaught”) upon the closing of the Initial Public Offering, and (2) 20% of the deferred underwriting commission payable to the underwriter, of which $5,635,000 will be paid to Connaught upon the closing of the Business Combination.
NOTE 8. PERMANENT EQUITY AND TEMPORARY EQUITY
Preferred Shares — The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001. The Company’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors will be able to, without shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. At December 31, 2020, there were no preference shares issued or outstanding.
Class A Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares, with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. At December 31, 2020, there were 13,157,611 Class A ordinary shares issued and outstanding, excluding 67,342,389 Class A ordinary shares subject to possible redemption.
Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. At December 31, 2020, there was 20,125,000 Class B ordinary shares issued and outstanding.
Only holders of the Class B ordinary shares will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the Company’s shareholders except as otherwise required by law.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020
The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the completion of the Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which Founder Shares will convert into Class A ordinary shares will be adjusted (subject to waiver by holders of a majority of the Class B ordinary shares) so that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the ordinary shares issued and outstanding upon completion of the Initial Public Offering plus the number of Class A ordinary shares and equity-linked securities issued or deemed issued in connection with a Business Combination, excluding any Class A ordinary shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination.
Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years from the completion of a Business Combination or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration or a valid exemption from registration is available. No Public Warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available.
The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement registering the issuance, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the Public Warrants. The Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A ordinary shares are, at the time of any exercise of a Public Warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00. Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:
•in whole and not in part;
•at a price of $0.01 per Public Warrant;
•upon not less than 30 days’ prior written notice of redemption to each warrant holder and
•if, and only if, the reported last sale price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted).

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020
Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00. Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:
•in whole and not in part;
•at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the “fair market value” of the Class A ordinary shares;
•if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted); and
•if the Reference Value is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.
If and when the Public Warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.
In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger prices described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price and the $10.00 per share redemption trigger prices described will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.
The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
Restricted Stock Units — On November 13, 2020, the Company entered into a Director Restricted Stock Unit Award Agreement (the "Director Restricted Stock Unit Award Agreement"), between the Company and a member

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020
of the Company's board of directors, providing for the grant of 100,000 restricted stock units ("RSUs") , which grant is contingent on both the consummation of a Business Combination with the Company and a shareholder approved equity plan. The RSUs will vest upon the consummation of such Business Combination and represent 100,000 Class A ordinary shares of the Company that will settle on a date selected by the Company in the year following the year in which such consummation occurs.
NOTE 9. FAIR VALUE MEASUREMENTS
The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2020, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31, 2020
Assets:
Marketable securities held in Trust Account(1)	1	$805,017,218
Liabilities:
Private Placement Warrants(2)	2	$28,240,000
Public Warrants(2)	1	$71,041,250
__________________
(1)The fair value of the marketable securities held in Trust account approximates the carrying amount primarily due to their short-term nature.
(2)Measured at fair value on a recurring basis.
Warrants
The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the Consolidated Balance Sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the Consolidated Statement of Operations.
Initial Measurement
The Company established the initial fair value for the Warrants on October 14, 2020, the date of the Company’s Initial Public Offering, using a Monte Carlo simulation model for the Private Placement Warrants and the Public Warrants. The Company allocated the proceeds received from (i) the sale of Units (which is inclusive of one share of Class A ordinary shares and one-fourth of one Public Warrant), (ii) the sale of Private Placement Warrants, and (iii) the issuance of Class B ordinary shares, first to the Warrants based on their fair values as determined at initial measurement, with the remaining proceeds allocated to Class A ordinary shares subject to possible redemption (temporary equity), Class A ordinary shares (permanent equity) and Class B ordinary shares (permanent equity) based on their relative fair values at the initial measurement date. The Warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.
The key inputs into the Monte Carlo simulation model for the Private Placement Warrants and Public Warrants were as follows at initial measurement:

Input	October 14, 2020 (Initial Measurement)
Risk-free interest rate	0.4%
Expected term (years)	1
Expected volatility	20.0%
Exercise price	$11.50
Fair value of Units	$10.60
The Company’s use of a Monte Carlo simulation model required the use of subjective assumptions:

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020
•The risk-free interest rate assumption was based on the five-year U.S. Treasury rate, which was commensurate with the contractual term of the Warrants, which expire on the earlier of (i) five years after the completion of the initial business combination and (ii) upon redemption or liquidation. An increase in the risk-free interest rate, in isolation, would result in an increase in the fair value measurement of the warrant liabilities and vice versa.
•The expected term was determined to be one year, as the Warrants become exercisable on the later of (i) 30 days after the completion of a business combination and (ii) 12 months from the Initial Public Offering date. An increase in the expected term, in isolation, would result in an increase in the fair value measurement of the warrant liabilities and vice versa.
•The expected volatility assumption was based on the implied volatility from a set of comparable publicly-traded warrants as determined based on the size and proximity of other similar business combinations. An increase in the expected volatility, in isolation, would result in an increase in the fair value measurement of the warrant liabilities and vice versa.
•The fair value of the Units, which each consist of one Class A ordinary share and one-fourth of one Public Warrant, represents the closing price on the measurement date as observed from the ticker IPOE.U.
Based on the applied volatility assumption and the expected term to a business combination noted above, the Company determined that the risk-neutral probability of exceeding the $18.00 redemption value by the start of the exercise period for the Warrants resulted in a nominal difference in value between the Public Warrants and Private Placement Warrants across the valuation dates utilized in the Monte Carlo simulation model. Therefore, the resulting valuations for the two classes of Warrants were determined to be equal. On October 14, 2020, the Private Placement Warrants and Public Warrants were determined to be $1.57 per warrant for aggregate values of $12.6 million and $31.6 million, respectively.
Subsequent Measurement
The Warrants are measured at fair value on a recurring basis. The subsequent measurement of the Public Warrants as of December 31, 2020 is classified as Level 1 due to the use of an observable market quote in an active market under the ticker IPOE.WS. As the transfer of Private Placement Warrants to anyone outside of a small group of individuals who are permitted transferees would result in the Private Placement Warrants having substantially the same terms as the Public Warrants, the Company determined that the fair value of each Private Placement Warrant is equivalent to that of each Public Warrant, with an insignificant adjustment for short-term marketability restrictions. As such, the Private Placement Warrants are classified as Level 2.
As of December 31, 2020, the aggregate values of the Private Placement Warrants and Public Warrants were $28.2 million and $71.0 million, respectively, based on the closing price of IPOE.WS on that date of $3.53.
The following table presents the changes in the fair value of warrant liabilities:

	Private Placement	Public	Warrant Liabilities
Fair value as of July 10, 2020	$—	$—	$—
Initial measurement on October 14, 2020	12,560,000	31,596,250	44,156,250
Change in valuation inputs or other assumptions(1)(2)	15,680,000	39,445,000	55,125,000
Fair value as of December 31, 2020	$28,240,000	$71,041,250	$99,281,250
__________________
(1)Changes in valuation inputs or other assumptions are recognized in change in fair value of warrant liabilities in the Consolidated Statement of Operations.
(2)Due to the use of quoted prices in an active market (Level 1) and the use of observable inputs for similar assets or liabilities (Level 2) to measure the fair values of the Public Warrants and Private Placement Warrants, respectively, subsequent to initial measurement, the Company had transfers out of Level 3 totaling $55.1 million during the period from October 14, 2020 through December 31, 2020.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020
NOTE 10. SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.
On January 7, 2021, the Company entered into an Agreement and Plan of Merger (as amended on March 16, 2021, the “Merger Agreement”) with Plutus Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“Merger Sub”), and Social Finance, Inc., a Delaware corporation (“SoFi”).
The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the “SoFi Business Combination”): (i) prior to the closing of the transactions contemplated by the Merger Agreement (the “Closing”), the Company will domesticate as a Delaware corporation in accordance with Section 388 of the DGCL, and the Cayman Islands Companies Law (2020 Revision) (the “Domestication”), (ii) at the Closing, upon the terms and subject to the conditions of the Merger Agreement, in accordance with the DGCL, Merger Sub will merge with and into SoFi, with SoFi continuing as the surviving corporation and a wholly owned subsidiary of the Company (the “Merger”), (iii) upon consummation of the Merger, and subject to the adjustments provided in the Merger Agreement, all of the common stock and preferred stock of SoFi, excluding the Company Redeemable Preferred Stock (as defined in the Merger Agreement), which will convert into Acquiror Series 1 Preferred Stock (as defined in the Merger Agreement), will be converted into the right to receive an aggregate number of shares of common stock, par value $0.0001 per share, of the Company (after the Domestication) (“SCH Common Stock”) equal to the quotient obtained by dividing (x) $6,569,840,376 by (y) $10.00 and (iv) upon the consummation of the Merger, the Company will be renamed “SoFi Technologies, Inc.” The Closing is subject to the satisfaction or waiver of certain closing conditions contained in the Merger Agreement, including the approval of the Company’s shareholders.
On January 7, 2021, concurrently with the execution of the Merger Agreement, the Company entered into subscription agreements with certain investors (collectively, the "PIPE Investors"), pursuant to which, on the terms and subject to the conditions therein, the PIPE Investors have collectively subscribed for 122.5 million shares of SCH Common Stock for an aggregate purchase price equal to $1,225.0 million (the “PIPE Investment”), a portion of which is expected to be funded by one or more affiliates of the Sponsor. The PIPE Investment will be consummated substantially concurrently with the Closing, subject to the terms and conditions contemplated by the Subscription Agreements.
On March 16, 2021, (i) the Company, SoFi and Merger Sub entered into the First Amendment to Agreement and Plan of Merger which amends the Merger Agreement and (ii) the Company, the Sponsor and SoFi entered into the First Amendment to Sponsor Support Agreement to reflect that the securities of the combined company are expected to trade on The Nasdaq Stock Market LLC instead of the New York Stock Exchange following the consummation of the SoFi Business Combination. In addition, SoFi, the Company and the applicable shareholders of SoFi have agreed to make conforming changes to the form of shareholders’ agreement contemplated by the Merger Agreement to be entered into at the closing of the Business Combination with SoFi.
The consummation of the proposed SoFi Business Combination is subject to certain conditions as further described in the Merger Agreement.
In connection with the proposed SoFi Business Combination, certain purported shareholders of the Company have filed lawsuits, including those described below, and other shareholders have threatened to file lawsuits alleging breaches of fiduciary duty and violations of the disclosure requirements of the Exchange Act. The Company believes that these allegations are without merit. These cases are in the early stages and the Company is unable to reasonably determine the outcome or estimate any potential losses, and, as such, has not recorded a loss contingency.
On January 28, 2021, Tim Holtom (“Holtom”), a purported shareholder of the Company, filed a lawsuit in the Supreme Court of the State of New York, County of New York, captioned Tim Holtom v. Social Capital

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020
Hedosophia Holdings Corp. V, et al., case number 650647/2021, against the Company and the members of its board of directors (the “Holtom Complaint”). The Holtom Complaint asserts a breach of fiduciary duty claim against the individual defendants and an aiding and abetting claim against the Company. The Holtom Complaint alleges, among other things, that (i) the merger consideration is unfair, and (ii) the registration statement on Form S-4 filed with the SEC on January 11, 2021 regarding the proposed transaction involving SoFi (the “Registration Statement”) is materially misleading and incomplete. The Holtom Complaint seeks, among other things, to enjoin the proposed Business Combination, rescind the transaction or award rescissory damages to the extent it is consummated, and an award of attorneys’ fees and expenses.
On January 29, 2021, Ryan Heitt (“Heitt”), a purported shareholder of the Company, filed a lawsuit in the Supreme Court of the State of New York, County of New York, captioned Ryan Heitt v. Social Capital Hedosophia Holdings Corp. V, et al., case number 650685/2021 against the members of its board of directors, Merger Sub and SoFi (the “Heitt Complaint”). The Heitt Complaint asserts a breach of fiduciary duty claim against the individual defendants and an aiding and abetting claim against the Company, Merger Sub and SoFi. The Heitt Complaint alleges, among other things, that the Registration Statement is materially misleading and incomplete. The Heitt Complaint seeks, among other things, to enjoin the proposed Business Combination, rescind the transaction or award rescissory damages to the extent it is consummated, and an award of attorneys’ fees and expenses.
On February 3, 2021, counsel to Holtom and Heitt sent a joint letter to the Company's counsel (the “Joint Demand”), alleging that they “have identified several disclosure deficiencies” in the Registration Statement, and demanding that the Company issue corrective disclosures with regard to certain enumerated items. The Joint Demand asserts that a failure to issue the requested disclosures will expose the Company and its board of directors to liability.
The parties resolved the allegations made by Holtom and Heitt and discontinuances of the lawsuits commenced by Holtom and Heitt are expected to be filed shortly.
On February 15, 2021, Brian Levy, a purported shareholder of the Company, filed a lawsuit in the Supreme Court of the State of New York, County of Nassau, captioned Brian Levy v. Jennifer Dulski, et al., case number 601778/2021, against the members of the Company’s board of directors, SoFi, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC (the “Levy Complaint”). The lawsuit was filed by Levy individually, and derivatively on behalf of nominal defendant the Company. The Levy Complaint alleges, among other things, that (i) the merger consideration is unfair, and (ii) the Registration Statement is materially misleading and incomplete. The Levy Complaint asserts: (i) a derivative claim for breach of fiduciary duty against the individual defendants; (ii) a derivative claim for causing the Company to fail to disclose material information against the individual defendants; (iii) a derivative claim for aiding and abetting the breaches of fiduciary duties against SoFi, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC; (iv) an individual claim for negligent misrepresentation and concealment against all defendants; and (v) an individual claim for fraudulent misrepresentation and concealment against all defendants. The Levy Complaint seeks, among other things, to enjoin the proposed Business Combination, an award of compensatory and/or recessionary damages, and an award of attorneys' fees and expenses.
The parties resolved the allegations made by Levy, and a Stipulation and Order dismissing the lawsuit filed by Levy was signed by the Court on April 19, 2021.
On January 11, 2021 the Company issued a promissory note with the Sponsor for an aggregate amount of up to $2,500,000 (the “Promissory Note”). The Promissory Note is non-interest bearing and is due and payable in full on the earlier of (i) October 14, 2022 and (ii) the effective date of a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, involving the maker and one or more businesses. As of the date of these financial statements, the Company has drawn $1,415,000 under this Promissory Note.

SOCIAL FINANCE, INC.

Social Finance, Inc.
Unaudited Condensed Consolidated Balance Sheets
(In Thousands, Except for Share Data)

	March 31, 2021	December 31, 2020
Assets
Cash and cash equivalents	$351,283	$872,582
Restricted cash and restricted cash equivalents(1)	347,284	450,846
Loans(1)(2)	4,486,828	4,879,303
Servicing rights	161,240	149,597
Securitization investments	462,109	496,935
Equity method investments	—	107,534
Property, equipment and software	82,825	81,489
Goodwill	899,270	899,270
Intangible assets	335,719	355,086
Operating lease right-of-use assets	116,553	116,858
Related party notes receivable	—	17,923
Other assets(3)	139,126	136,076
Total assets	$7,382,237	$8,563,499
Liabilities, temporary equity and permanent deficit
Liabilities:
Accounts payable, accruals and other liabilities(1)	$421,061	$452,909
Operating lease liabilities	138,822	139,796
Debt(1)	3,827,424	4,798,925
Residual interests classified as debt(1)	114,882	118,298
Total liabilities	4,502,189	5,509,928
Commitments, guarantees, concentrations and contingencies (Note 14)
Temporary equity(4):
Redeemable preferred stock: 311,842,666 and 311,842,666 shares authorized; 256,459,941 and 256,459,941 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	3,173,686	3,173,686
Permanent deficit:
Common stock, $0.00 par value: 452,815,616 and 452,815,616 shares authorized; 68,291,780 and 66,034,174 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively(5)	—	—
Additional paid-in capital	583,349	579,228
Accumulated other comprehensive loss	(246)	(166)
Accumulated deficit	(876,741)	(699,177)
Total permanent deficit	(293,638)	(120,115)
Total liabilities, temporary equity and permanent deficit	$7,382,237	$8,563,499
_______________
(1)Financial statement line items include amounts in consolidated variable interest entities (“VIEs”). See Note 4.
(2)As of March 31, 2021 and December 31, 2020, includes loans measured at fair value of $4,472,604 and $4,859,068, respectively, and loans measured at amortized cost of $14,224 and $20,235, respectively. See Note 3 and Note 7.
(3)Other assets includes accounts receivable, net, of $39,857 and $32,374 as of March 31, 2021 and December 31, 2020, respectively, with allowance for credit losses on accounts receivable of $919 and $562, respectively.
(4)Redemption amounts are $3,210,470 and $3,210,470 as of March 31, 2021 and December 31, 2020, respectively.
(5)Includes 5,000,000 non-voting common shares authorized and 1,380,852 non-voting common shares issued and outstanding as of March 31, 2021 and December 31, 2020. See Note 10 for additional information.
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Social Finance, Inc.
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss
(In Thousands, Except for Share and Per Share Data)

	Three Months Ended March 31,
	2021	2020
Interest income
Loans	$77,221	$86,116
Securitizations	4,467	7,061
Related party notes	211	1,052
Other	629	3,053
Total interest income	82,528	97,282
Interest expense
Securitizations and warehouses	29,808	47,523
Corporate borrowings	5,008	1,088
Other	432	1,522
Total interest expense	35,248	50,133
Net interest income	47,280	47,149
Noninterest income
Loan origination and sales	110,345	104,255
Securitizations	(2,036)	(83,104)
Servicing	(12,109)	7,059
Technology Platform fees	45,659	—
Other	6,845	2,943
Total noninterest income	148,704	31,153
Total net revenue	195,984	78,302
Noninterest expense
Technology and product development	65,948	40,171
Sales and marketing	87,234	62,670
Cost of operations	57,570	32,657
General and administrative	161,697	49,114
Total noninterest expense	372,449	184,612
Loss before income taxes	(176,465)	(106,310)
Income tax expense	(1,099)	(57)
Net loss	$(177,564)	$(106,367)
Other comprehensive loss
Foreign currency translation adjustments, net	(80)	(7)
Total other comprehensive loss	(80)	(7)
Comprehensive loss	$(177,644)	$(106,374)
Loss per share (Note 15)
Loss per share – basic	$(2.81)	$(2.93)
Loss per share – diluted	$(2.81)	$(2.93)
Weighted average common stock outstanding – basic	66,647,192	39,815,023
Weighted average common stock outstanding – diluted	66,647,192	39,815,023

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Social Finance, Inc.
Unaudited Condensed Consolidated Statements of Changes in Temporary Equity and Permanent Deficit
(In Thousands, Except for Share Data)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Permanent Deficit	Temporary Equity
	Shares	Amount					Shares	Amount
Balance at January 1, 2021	66,034,174	$—	$579,228	$(166)	$(699,177)	$(120,115)	256,459,941	$3,173,686
Stock-based compensation expense	—	—	37,454	—	—	37,454	—	—
Vesting of RSUs	2,096,875	—	—	—	—	—	—	—
Stock withheld related to taxes on vested RSUs	(803,142)	—	(25,989)	—	—	(25,989)	—	—
Exercise of common stock options	963,873	—	2,624	—	—	2,624	—	—
Redeemable preferred stock dividends	—	—	(9,968)	—	—	(9,968)	—	—
Foreign currency translation adjustments, net of tax of $0	—	—	—	(80)	—	(80)	—	—
Net loss	—	—	—	—	(177,564)	(177,564)	—	—
Balance at March 31, 2021	68,291,780	$—	$583,349	$(246)	$(876,741)	$(293,638)	256,459,941	$3,173,686

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Permanent Deficit	Temporary Equity
	Shares	Amount					Shares	Amount
Balance at January 1, 2020	39,614,844	$—	$135,517	$(21)	$(474,558)	$(339,062)	218,814,230	$2,439,731
Stock-based compensation expense	—	—	19,685	—	—	19,685	—	—
Vesting of RSUs	1,060,794	—	—	—	—	—	—	—
Stock withheld related to taxes on vested RSUs	(441,891)	—	(4,640)	—	—	(4,640)	—	—
Exercise of common stock options	50,946	—	235	—	—	235	—	—
Redeemable preferred stock dividends	—	—	(10,106)	—	—	(10,106)	—	—
Note receivable issuance to stockholder, inclusive of interest	—	—	(770)	—	—	(770)	—	—
Foreign currency translation adjustments, net of tax of $0	—	—	—	(7)	—	(7)	—	—
Net loss	—	—	—	—	(106,367)	(106,367)	—	—
Balance at March 31, 2020	40,284,693	$—	$139,921	$(28)	$(580,925)	$(441,032)	218,814,230	$2,439,731

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Social Finance, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(In Thousands)

	Three Months Ended March 31,
	2021	2020
Operating activities
Net loss	$(177,564)	$(106,367)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	25,977	4,715
Deferred debt issuance and discount expense	5,998	9,137
Stock-based compensation expense	37,454	19,685
Deferred income taxes	623	62
Equity method investment earnings	—	(1,002)
Fair value changes in residual interests classified as debt	7,951	14,936
Fair value changes in securitization investments	(2,957)	8,530
Fair value changes in warrant liabilities	89,920	2,879
Fair value adjustment to related party notes receivable	(169)	—
Other	30	—
Changes in operating assets and liabilities:
Originations and purchases of loans	(2,575,932)	(3,418,210)
Proceeds from sales and repayments of loans	2,911,540	3,697,718
Other changes in loans	30,486	36,224
Servicing assets	(11,643)	(8,301)
Related party notes receivable interest income	1,399	(1,052)
Other assets	3,299	(4,595)
Accounts payable, accruals and other liabilities	(6,361)	18,440
Net cash provided by operating activities	$340,051	$272,799
Investing activities
Purchases of property, equipment, software and intangible assets	$(7,445)	$(5,499)
Proceeds from repayment of related party notes receivable	16,693	—
Proceeds from non-securitization investments	107,534	—
Purchases of non-securitization investments	—	(145)
Receipts from securitization investments	64,165	70,983
Net cash provided by investing activities	$180,947	$65,339

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Social Finance, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
(In Thousands)

	Three Months Ended March 31,
	2021	2020
Financing activities
Proceeds from debt issuances	$1,925,042	$3,203,608
Repayment of debt	(2,912,263)	(3,116,680)
Payment of debt issuance costs	(1,645)	(621)
Taxes paid related to net share settlement of stock-based awards	(25,989)	(4,640)
Purchases of common stock	(526)	—
Redemption of redeemable preferred stock	(132,859)	—
Proceeds from stock option exercises	2,624	235
Finance lease principal payments	(163)	—
Net cash provided by (used in) financing activities	$(1,145,779)	$81,902
Effect of exchange rates on cash and cash equivalents	(80)	(7)
Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	$(624,861)	$420,033
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of period	1,323,428	690,206
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	$698,567	$1,110,239

Reconciliation to amounts on Consolidated Balance Sheets (as of period end)
Cash and cash equivalents	$351,283	$867,130
Restricted cash and restricted cash equivalents	347,284	243,109
Total cash, cash equivalents, restricted cash and restricted cash equivalents	$698,567	$1,110,239

Supplemental non-cash investing and financing activities
Securitization investments acquired via loan transfers	$26,381	$126,343
Non-cash property, equipment, software and intangible asset additions	888	—
Accrued but unpaid redeemable preferred stock dividends	9,968	10,106
Deconsolidation of residual interests classified as debt	—	72,026
Deconsolidation of securitization debt	—	200,654

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Note 1. Organization, Summary of Significant Accounting Policies and New Accounting Standards
Organization
Social Finance, Inc. (collectively with its subsidiaries, “SoFi”, the “Company”, “we”, “us” or “our”) is a financial services platform. The Company was founded in 2011 to offer an innovative approach to the private student loan market by providing student loan refinancing options. Since its founding, SoFi has expanded its lending strategy to offer home loans, personal loans and credit cards. SoFi predominantly operates in the U.S. via its lending activities. The Company has also developed non-lending financial products, such as money management and investment product offerings, and has also leveraged its financial services platform to empower other businesses. Through strategic acquisitions made during the year ended December 31, 2020, the Company expanded its investment product offerings into Hong Kong, and now also operates as a platform-as-a-service for a variety of financial service providers, providing the infrastructure to facilitate core client-facing and back-end capabilities, such as account setup, account funding, direct deposit, authorizations and processing, payments functionality and check account balance features.
For information on business combinations, see Note 2.
Summary of Significant Accounting Policies
Basis of Presentation
The Unaudited Condensed Consolidated Financial Statements include the accounts of the Company, its wholly-owned and majority-owned subsidiaries and certain consolidated VIEs. All intercompany accounts were eliminated in consolidation. The Unaudited Condensed Consolidated Financial Statements were prepared in conformity with accounting principles generally accepted in the United States (“GAAP”) and in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”). We condensed or omitted certain notes and other financial information form the interim financial statements presented herein. The financial data and other information disclosed in these Notes to Unaudited Condensed Consolidated Financial Statements related to the three months ended March 31, 2021 and 2020 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated statements and, in the opinion of management, reflect all adjustments, which are of a normal recurring nature, necessary for a fair statement of the Company’s financial condition and results of operations and cash flows for the interim periods presented. The results for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the full year ending December 31, 2021.
Use of Judgments, Assumptions and Estimates
The preparation of our Unaudited Condensed Consolidated Financial Statements and related disclosures in conformity with GAAP requires management to make assumptions and estimates that affect the amounts reported in our Unaudited Condensed Consolidated Financial Statements and accompanying notes. Management bases its estimates on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of our assets and liabilities. These judgments, assumptions and estimates include, but are not limited to, the following: (i) fair value measurements; (ii) stock-based compensation expense, and (iii) business combinations. These judgments, estimates and assumptions are inherently subjective in nature and, therefore, actual results may differ from our estimates and assumptions.
Business Combinations
We account for acquisitions of entities or asset groups that qualify as businesses using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Purchase consideration is allocated to the tangible and intangible assets acquired and liabilities assumed based on the estimated fair values as of the acquisition date, which are measured in accordance with the principles outlined in Accounting Standards Codification (“ASC”) 820, Fair Value Measurement. The determination of fair value requires management to make estimates about discount rates, future expected cash flows, market conditions and other future events that are highly subjective in nature. The

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
excess of the total purchase consideration over the fair value of the identified net assets acquired is recognized as goodwill. The results of the acquired businesses are included in our results of operations beginning from the date of acquisition. Acquisition-related costs are expensed as incurred.
During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the allocation of purchase consideration and to the fair values of assets acquired and liabilities assumed to the extent that additional information becomes available. After this period, any subsequent adjustments are recorded in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss.
Consolidation of Variable Interest Entities
We enter into arrangements in which we originate loans, establish a special purpose entity (“SPE”), and transfer loans to the SPE. We retain the servicing rights of those loans and hold additional interests in the SPE. We evaluate each such arrangement to determine whether we have a variable interest. If we determine that we have a variable interest in an SPE, we then determine whether the SPE is a VIE. If the SPE is a VIE, we assess whether we are the primary beneficiary of the VIE, such that we must consolidate the VIE on our Unaudited Condensed Consolidated Balance Sheets. To determine if we are the primary beneficiary, we identify the most significant activities and determine who has the power over those activities, and who absorbs the variability in the economics of the VIE. As of March 31, 2021 and December 31, 2020, we had 15 and 15 consolidated VIEs, respectively, on our Unaudited Condensed Consolidated Balance Sheets. Refer to Note 4 for more details regarding our consolidated VIEs. As of each of March 31, 2021 and December 31, 2020, there were two and one consolidated VIEs, respectively, which did not have securitization debt.
We periodically reassess our involvement with each VIE in which we have a variable interest. We monitor matters related to our ability to control economic performance, such as management of the SPE and its underlying loans, contractual changes in the services provided, the extent of our ownership, and the rights of third parties to terminate us as the VIE servicer. In addition, we monitor the financial performance of each VIE for indications that we may or may not have the right to absorb benefits or the obligation to absorb losses associated with variability in the financial performance of the VIE that could potentially be significant to that VIE, which we define as a variable interest of greater than 10%.
A significant change to the pertinent rights of us or other parties, or a significant change to the ranges of possible financial performance outcomes used in our assessment of the variability of cash flows due to us, could impact the determination of whether or not a VIE should be consolidated in future periods. VIE consolidation and deconsolidation may lead to increased volatility in our financial results and impact period-over-period comparability. Our maximum exposure to loss as a result of our involvement with consolidated VIEs is limited to our investment, which is eliminated in consolidation. There are no liquidity arrangements, guarantees or other commitments by third parties that may affect the fair value or risk of our variable interests in consolidated VIEs.
Fair Value Measurements
Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We use a three-level fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available and to minimize the use of unobservable inputs when determining fair value. The three levels are defined as follows:
•Level 1 — Quoted prices in active markets for identical assets or liabilities, accessible by us at the measurement date.
•Level 2 — Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or observable inputs other than quoted prices.
•Level 3 — Unobservable inputs for assets or liabilities for which there is little or no market data, which requires us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models, or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the asset or liability.
A financial instrument’s categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Instruments are categorized in Level 3 of the fair value hierarchy based on the significance of unobservable factors in the overall fair value measurement. As a result, the related gains and losses for assets and liabilities within the Level 3 category presented in Note 7 may include changes in fair value that are attributable to both observable and unobservable inputs.
Transfers of Financial Assets
The transfer of an entire financial asset and, to a much lesser extent, a participating interest in an entire financial asset in which we surrender control over the asset is accounted for as a sale if all of the following conditions are met:
•the financial asset is isolated from the transferor and its consolidated affiliates as well as its creditors, even in bankruptcy or other receivership;
•the transferee or beneficial interest holders have the right to pledge or exchange the transferred financial asset; and
•the transferor, its consolidated affiliates and its agents do not maintain effective control over the transferred financial asset.
Loan sales are aggregated in the financial statements due to the similarity of both the loans transferred and servicing arrangements. The portion of our income relating to ongoing servicing and the fair value of our servicing rights are dependent upon the performance of the sold loans. We measure the gain or loss on the sale of financial assets as the net assets received from the sale less the carrying amount of the loans sold. The net assets received from the sale represent the fair value of any assets obtained or liabilities incurred as part of the transaction, including but not limited to cash, servicing assets, retained securitization investments and recourse obligations.
When securitizing loans, we employ a two-step transaction that includes the isolation of the underlying loans in a trust and the sale of beneficial interests in the trust to a bankruptcy-remote entity. Transfers of financial assets that do not qualify for sale accounting are reported as secured borrowings. Accordingly, the related assets remain on our Unaudited Condensed Consolidated Balance Sheets and continue to be reported and accounted for as if the transfer had not occurred. Cash proceeds received from these transfers are reported as liabilities, with related interest expense recognized over the life of the related secured borrowing.
As a component of the loan sale agreements, we make certain representations to third parties that purchase our previously-held loans, some of which include Federal National Mortgage Association (“FNMA”) repurchase requirements and all of which are standard in nature and do not constrain our ability to recognize a sale for accounting purposes. Any significant estimated post-sale obligations or contingent obligations to the purchaser of the loans arising from these representations are accrued if probable and estimable. Pursuant to ASC 460, Guarantees, we establish a loan repurchase liability, which is based on historical experience and any current developments which would make it probable that we would buy back loans previously sold to third parties at the historical sales price. The loan repurchase liability is presented within accounts payable, accruals and other liabilities in the Unaudited Condensed Consolidated Balance Sheets, with the corresponding charges recorded within noninterest income — loan origination and sales in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss.
Cash and Cash Equivalents
Cash and cash equivalents include unrestricted deposits with financial institutions in checking, money market and short-term certificate of deposit accounts. We consider all highly liquid investments with original maturity dates of three months or less to be cash equivalents.

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Restricted Cash and Restricted Cash Equivalents
Restricted cash and restricted cash equivalents consist primarily of cash deposits, certificate of deposit accounts held on reserve, money market funds held by consolidated VIEs, funds reserved for committed stock purchases, and collection balances. These accounts are earmarked as restricted because these balances are either member balances held in our custody, escrow requirements for certain debt facilities and derivative agreements, deposits required by Member Banks that support one or more of our products, collection balances awaiting disbursement to investors, or represent consolidated VIE cash balances that we cannot use for general operating purposes.
Loans
As of March 31, 2021, our loan portfolio consisted of personal loans, student loans and home loans, which are measured at fair value, and credit card loans, which are measured at amortized cost, and which we began originating in the third quarter of 2020. As of December 31, 2020, we also had a commercial loan, which is further discussed below.
Loans Measured at Fair Value
Our personal loans, student loans and home loans are carried at fair value on a recurring basis and, therefore, all direct fees and costs related to the origination process are recognized in earnings as earned or incurred. We elected the fair value option to measure these loans, as we believe that fair value best reflects the expected economic performance of the loans, as well as our intentions given our gain on sale origination model. We record the initial fair value measurement and subsequent measurement changes in fair value in the period in which the changes occur within noninterest income — loan origination and sales in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss. Our consolidated loans are originated with the intention to sell to third-party investors and are, therefore, considered held for sale. Securitized loans are assets held by consolidated SPEs as collateral for bonds issued, for which fair value changes are recorded within noninterest income — securitizations in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss. Gains or losses recognized upon deconsolidation of a VIE are also recorded within noninterest income — securitizations.
Loans do not trade in an active market with readily observable prices. We determine the fair value of our loans using a discounted cash flow methodology, while also considering market data as it becomes available. We classify loans as Level 3 because the valuations utilize significant unobservable inputs.
We consider a loan to be delinquent when the borrower has not made the scheduled payment amount within one day of the scheduled payment date, provided the borrower is not in school or in deferment, forbearance or within an agreed-upon grace period. Loan deferment is a provision in the student loan contract that permits the borrower to defer payments while enrolled at least half time in school. During the deferment period, interest accrues on the loan balance and is capitalized to the loan when the loan enters repayment status, which begins when the student no longer qualifies for deferment.
Whereas deferment only relates to student loans, forbearance applies to student loans, personal loans and home loans. A borrower in repayment may generally request forbearance for reasons including a FEMA-declared disaster, unemployment, economic hardship or general economic uncertainty. Forbearance typically cannot exceed a total of 12 months over the life of the loan. During the year ended December 31, 2020 and, to a lesser extent, the three months ended March 31, 2021, requests for forbearance have also included impacts related to the COVID-19 pandemic. If forbearance is granted, interest continues to accrue during the forbearance period and is capitalized to the loan when the borrower resumes making payments. At the conclusion of a forbearance period, the contractual monthly payment is recalculated and is generally higher as a result.
Delinquent loans are charged off after 120 days of nonpayment or on the date of confirmed loss, at which time we stop accruing interest and reverse all accrued but unpaid interest as of such date. Additional information about our loans measured at fair value is included in Note 3 through Note 5, as well as Note 7.

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Loans Measured at Amortized Cost
As of March 31, 2021 and December 31, 2020, loans measured at amortized cost included credit card loans. During the fourth quarter of 2020, we also issued a commercial loan, which had a principal balance of $16,500 and accumulated unpaid interest of $12 as of December 31, 2020, all of which was repaid during January 2021. For loans measured at amortized cost, we present accrued interest within loans in the Unaudited Condensed Consolidated Balance Sheets.
We launched our credit card product in the third quarter of 2020, which was expanded to a broader market in the fourth quarter of 2020. Credit card loans are reported as delinquent when they become 30 or more days past due. Credit card loans are charged off after 180 days of nonpayment or on the date of the confirmed loss, at which time we stop accruing interest and reverse all accrued but unpaid interest as of such date. When payments are received against charged off credit card loans, we use the cash basis method and resume the accrual of interest. Credit card loans charged off during the three months ended March 31, 2021 were immaterial. There were no credit card loans on nonaccrual status as of March 31, 2021 and December 31, 2020.
The following table presents the aging analysis of our credit card loans as of the dates indicated:

		Delinquent Loans
	Current	30–59 Days	60–89 Days	≥ 90 Days(1)	Total Delinquent Loans	Total Loans(2)
March 31, 2021
Credit card loans	$14,136	169	39	2	210	$14,346
December 31, 2020
Credit card loans	$3,864	74	2	—	76	$3,940
_______________
(1)As of March 31, 2021, all of the credit card loans that were 90 days or more past due continued to accrue interest.
(2)Presented before allowance for credit losses and excludes accrued interest of $49 and $2 as of March 31, 2021 and December 31, 2020, respectively.
Allowance for Credit Losses
Effective January 1, 2020, we adopted the provisions of Accounting Standards Update (“ASU”) 2016-13, Measurement of Credit Losses on Financial Instruments, which requires upfront recognition of lifetime expected credit losses using a current expected credit loss model. As of March 31, 2021, the standard was applicable to (i) cash equivalents and restricted cash equivalents, (ii) accounts receivable from contracts with customers, inclusive of servicing related receivables, (iii) margin receivables, which were attributable to our activities at 8 Limited, (iv) certain loan repurchase reserves representing guarantees of credit exposure, and (v) loans measured at amortized cost, including credit card loans. Our approaches to measuring the allowance for credit losses on the applicable financial assets are as follows:
Cash equivalents and restricted cash equivalents: Our cash equivalents and restricted cash equivalents are short-term in nature and of high credit quality; therefore, we determined that our exposure to credit losses over the life of these instruments was immaterial.
Accounts receivable from contracts with customers: Accounts receivable from contracts with customers as of the balance sheet dates are recorded at their original invoice amounts reduced by any allowance for credit losses. In accordance with the standard, we pool our accounts receivable, all of which are short-term in nature and arise from contracts with customers, based on shared risk characteristics to assess their risk of loss, even when that risk is remote. Certain of our historical accounts receivable balances did not have any write-offs. We use the aging method to establish an allowance for expected credit losses on accounts receivable balances and consider whether current conditions or reasonable and supportable forecasts about future conditions warrant an adjustment to our historical loss experience. In applying such adjustments, we primarily evaluate changes in customer creditworthiness, current

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
economic conditions, expectations of near-term economic trends and changes in customer payment terms and collection trends.
When we determine that a receivable is not collectible, we write off the uncollectible amount as a reduction to both the allowance and the gross asset balance. Recoveries are recorded when received and credited to provision for credit losses. Accrued interest is excluded from the measurement of the allowance for credit losses. Any change in the assumptions used in analyzing a specific account receivable may result in an additional allowance for credit losses being recognized in the period in which the change occurs. See Note 6 for additional information on our accounts receivable.
Margin receivables: Our margin receivables of $1.7 million and $1.6 million as of March 31, 2021 and December 31, 2020, respectively, associated with margin lending services we offer to members through 8 Limited, which we acquired in 2020, are fully collateralized by the borrowers’ securities under collateral maintenance provisions, to which we regularly monitor adherence. Therefore, using the practical expedient in ASC 326-20-35-6, Financial Instruments — Credit Losses, we did not record expected credit losses on this pool of margin receivables, as the fair value of the underlying collateral is expected to exceed the amortized cost of the receivables.
Loan repurchase reserves: We issue financial guarantees related to certain non-agency loan transfers, which are subject to repurchase based on the occurrence of certain credit-related events within a specified amount of time following loan transfer, which does not exceed 90 days from origination. We estimate the contingent guarantee liability based on our historical repurchase activity for similar types of loans and assess whether adjustments to our historical loss experience are required based on current conditions and forecasts of future conditions, as appropriate, as our exposure under the guarantee is short-term in nature. See Note 14 for additional information on our guarantees.
Credit card loans: Our credit card loan portfolio had a carrying value of $14,224 and $3,723 as of March 31, 2021 and December 31, 2020, respectively. Accordingly, our estimates of the allowance for credit losses as of March 31, 2021 and December 31, 2020 of $171 and $219, respectively, were immaterial to the Unaudited Condensed Consolidated Financial Statements. Our credit card loan portfolio consists of small balance, homogenous loans. We pool credit card loans using ten internal risk tier categories. We assign the risk tier of our credit card loans primarily based on credit scores, such as FICO, and utilizing a proprietary risk model that relies on other attributes from the credit bureau data to model account-level charge off probability. These pools will be reassessed periodically to confirm that all loans within each pool continue to share similar risk characteristics. As we do not yet have meaningful historical credit card data, we establish an allowance for the pooled credit card loans within each internal risk tier using a combination of historical industry and bureau data, which are then adjusted for current conditions and reasonable and supportable forecasts of future conditions, including economic conditions. We apply the probability-of-default and loss-given-default methods to the drawn balance of credit card loans within each internal risk tier to estimate the lifetime expected credit losses within each tier, which are then aggregated to determine the allowance for credit losses. We estimate the average life over which expected credit losses may occur for the pools of credit card loans within each risk tier using historical industry data for credit card loans with comparable risk profiles, which primarily reflects expectations of future payments on the credit card account. Similarly, we estimate the expected annual loss rate for the pools of credit card loans within each risk tier using historical credit bureau data for credit card loans with comparable risk profiles. We do not measure credit losses on the undrawn credit exposure, as such undrawn credit exposure is unconditionally cancellable by us. Management further considers an evaluation of overall portfolio credit quality based on indicators such as changes in our credit decisioning process, underwriting and collection management policies; the effects of external factors, such as regulatory requirements; general economic conditions and inherent uncertainties in applying the methodology. The assignment of internal risk tiers and determination of comparable industry and credit bureau data involves subjective management judgment.
When a credit card loan is charged off, we record a reduction to the allowance and the credit card loan balance. Accrued interest associated with a charged off receivable is reversed through interest income. Accrued interest receivables written off during the three months ended March 31, 2021 were immaterial. Recoveries of amounts previously charged off are recorded when received as a direct reduction to the provision for credit losses. We elected to exclude interest on credit card loans from the measurement of our allowance, as our policy allows for accrued

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
interest to be reversed in a timely manner. Further, we elected the practical expedient to exclude the accrued interest component of our credit card loans from the quantitative disclosures presented in accordance with the guidance.
When necessary, we will apply a separate credit loss methodology to assets that have deteriorated in credit quality and, as such, no longer share similar risk characteristics with other assets in the pool. We will either estimate the allowance for credit losses on such assets with deteriorated credit quality individually based on individual risk characteristics or as part of a separate pool of assets that shares similar risk characteristics.
Servicing Rights
Each time we enter into a servicing agreement, we determine whether we should record a servicing asset, servicing liability, or neither a servicing asset nor liability. We elected the fair value option to measure our servicing rights subsequent to initial recognition. We measure the initial and subsequent fair value of our servicing rights using a discounted cash flow methodology, which includes our contractual servicing fee, ancillary income, prepayment rate assumptions, default rate assumptions, a discount rate commensurate with the risk of the servicing asset or liability being valued, and an assumed market cost of servicing, which is based on active quotes from third-party servicers. For servicing rights retained in connection with loan transfers that do not meet the requirements for sale accounting treatment, there is no recognition of a servicing asset or liability.
Servicing rights are initially measured at fair value and recognized as a component of the gain or loss from sales of loans and the initial capitalization is reported within noninterest income — loan origination and sales in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss. Servicing rights are measured at fair value at each subsequent reporting date and changes in fair value are reported in earnings in the period in which they occur. Subsequent measurement changes, including servicing fee payments and fair value changes, are included within noninterest income — servicing in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss. We elected the fair value option to measure our servicing rights to better align with the valuation of our loans, which are impacted by similar factors, such as conditional prepayment rates. We consider the risk of the assets and the observability of inputs in determining the classes of servicing rights. We have three classes of servicing assets: personal loans, home loans and student loans. No servicing was acquired or assumed from a third party during the three months ended March 31, 2021 and 2020. There is prepayment and delinquency risk inherent in our servicing rights, but we currently do not use any instruments to mitigate such risks.
See Note 7 for the key inputs used in the fair value measurements of our classes of servicing rights.
Securitization Investments
In Company-sponsored securitization transactions that meet the applicable criteria to be accounted for as a sale, we retain certain residual interests and asset-backed bonds. We measure these investments at fair value on a recurring basis. Gains and losses related to our securitization investments are reported within noninterest income — securitizations in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss. We determine the fair value of our securitization investments using a discounted cash flow methodology, while also considering market data as it becomes available. We classify the residual investments as Level 3 due to the reliance on significant unobservable valuation inputs. We classify asset-backed bonds as Level 2 due to the use of quoted prices for similar assets in markets that are not active, as well as certain factors specific to us.
Our residual investments accrete interest income over the expected life using the effective yield method pursuant to ASC 325-40, Investments — Other, which reflects a portion of the overall fair value adjustment recorded each period on our residual investments. On a quarterly basis, we reevaluate the cash flow estimates over the life of the residual investments to determine if a change to the accretable yield is required on a prospective basis. Additionally, we record interest income associated with asset-backed bonds over the term of the underlying bond using the effective interest method on unpaid bond amounts. Interest income on residual investments and asset-backed bonds is presented within interest income — securitizations in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss.
See Note 7 for the key inputs used in the fair value measurements of our residual investments and asset-backed bonds.

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Equity Method Investments
We purchased a 16.7% interest in Apex Clearing Holdings, LLC (“Apex”) for $100,000 in December 2018, which represented our only significant equity method investment. We recorded our portion of Apex equity method earnings within noninterest income — other in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss and as an increase to the carrying value of our equity method investment in the Unaudited Condensed Consolidated Balance Sheets. We recognized equity method earnings on our investment in Apex of $997 during the three months ended March 31, 2020, which included basis difference amortization.
The seller of the Apex interest had call rights over our initial equity interest in Apex (“Seller Call Option”) from April 14, 2020 (“Option Start Date”) to December 14, 2023, which rights were exercised in January 2021. Therefore, we ceased recognizing Apex equity investment income subsequent to the call date. As of December 31, 2020, we measured the carrying value of the Apex equity method investment equal to the call payment that we received in January 2021 of $107,534. There was no equity method investment balance as of March 31, 2021.
During the three months ended March 31, 2020, we invested an additional $145 in Apex. We did not receive any distributions during the three months ended March 31, 2021 or 2020.
We also had an equity method investment balance related to a residential mortgage origination joint venture, which was discontinued in the third quarter of 2020. For the three months ended March 31, 2020, the income and loss related to this joint venture was immaterial.
Derivative Financial Instruments
We enter into derivative contracts to manage future loan sale execution risk. We did not elect hedge accounting, as management’s hedging intentions are to economically hedge the risk of unfavorable changes in the fair value of our student loans, personal loans and home loans. Our derivative instruments include interest rate futures, interest rate options, interest rate swaps, interest rate lock commitments (“IRLC”), credit default swaps and mortgage pipeline hedges. The interest rate futures, interest rate options and mortgage pipeline hedges are measured at fair value and categorized as Level 1 fair value assets and liabilities, as all contracts held are traded in active markets for identical assets or liabilities and quoted prices are accessible by us at the measurement date. The interest rate swaps are measured at fair value and categorized as Level 2 fair value assets and liabilities, as all contracts held are traded in active markets for similar assets or liabilities and other observable inputs are available at the measurement date. IRLCs are categorized as Level 3 fair value assets and liabilities, as the fair value is highly dependent on an assumed loan funding probability. Changes in derivative instrument fair values are recognized in earnings as they occur. For the three months ended March 31, 2021 and 2020, we recorded a gain (loss) of $27,569 and $(24,981), respectively, in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss within noninterest income — loan origination and sales related to our derivative assets and liabilities associated with our management of future loan sale execution risk. The loss during the three months ended March 31, 2020 was inclusive of a $22,487 gain on credit default swaps that were opened and settled during the period. Depending on the measurement date position, derivative financial instruments are presented within other assets or accounts payable, accruals and other liabilities in the Unaudited Condensed Consolidated Balance Sheets.
In addition, in the past we have entered into derivative contracts to hedge the market risk associated with some of our non-securitization investments, which are also presented within other assets or accounts payable, accruals and other liabilities in the Unaudited Condensed Consolidated Balance Sheets. Gains and losses are recorded within noninterest income — other in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss. For the three months ended March 31, 2020, we recorded a gain of $996. We did not record a gain or loss for the three months ended March 31, 2021, as we did not have any such derivative contracts to hedge our non-securitization investments during the period.
Certain derivative instruments are subject to enforceable master netting arrangements. Accordingly, we present our net asset or liability position by counterparty within the Unaudited Condensed Consolidated Balance Sheets. Additionally, since our cash collateral balances do not approximate the fair value of the derivative position, we do not offset our right to reclaim cash collateral or obligation to return cash collateral against recognized derivative assets or liabilities. As of March 31, 2021, our derivative instruments were in asset positions totaling $7,505, with no

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
offsetting liability positions and no cash collateral related to our master netting arrangements. As of December 31, 2020, our derivative instruments were in liability positions totaling $2,955, with no offsetting asset positions and cash collateral included within restricted cash and restricted cash equivalents in the Unaudited Condensed Consolidated Balance Sheets related to our master netting arrangements of $1,746. See Note 7 for additional information on our derivative assets and liabilities. Our derivative instruments are reported within cash from operating activities in the Unaudited Condensed Consolidated Statements of Cash Flows.
Residual Interests Classified as Debt
For residual interests related to consolidated securitizations, the residual interests held by third parties are presented as residual interests classified as debt in the Unaudited Condensed Consolidated Balance Sheets. We measure residual interests classified as debt at fair value on a recurring basis. We record subsequent measurement changes in fair value in the period in which the change occurs within noninterest income — securitizations in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss. We determine the fair value of residual interests classified as debt using a discounted cash flow methodology, while also considering market data as it becomes available. We classify the residual interests classified as debt as Level 3 due to the reliance on significant unobservable valuation inputs.
We recognize interest expense related to residual interests classified as debt over the expected life using the effective yield method, which reflects a portion of the overall fair value adjustment recorded each period on our residual interests classified as debt. Interest expense related to residual interests classified as debt is presented within interest expense — securitizations and warehouses in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss. On a quarterly basis, we reevaluate the cash flow estimates to determine if a change to the accretable yield is required on a prospective basis.
See Note 7 for the key inputs used in the fair value measurements of residual interests classified as debt.
Revenue Recognition
In accordance with ASC 606, Revenue from Contracts with Customers, in each of our revenue arrangements, revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects our expected consideration in exchange for those goods or services.
Disaggregated Revenue
The table below presents revenue from contracts with customers disaggregated by type of service, which best depicts how the revenue and cash flows are affected by economic factors, and by the reportable segment to which each revenue stream relates. Revenues from contracts with customers are presented within noninterest income — Technology Platform fees and noninterest income — other in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss. There are no revenues from contracts with customers attributable to our Lending segment for any of the periods presented.

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

	Three Months Ended March 31,
	2021	2020
Financial Services
Referrals	$2,254	$1,589
Brokerage	4,612	177
Payment network	1,202	298
Enterprise services	58	54
Total	$8,126	$2,118
Technology Platform
Technology Platform fees	$45,659	$—
Payment network	442	—
Total	$46,101	$—
Total Revenue from Contracts with Customers
Technology Platform fees	$45,659	$—
Referrals	2,254	1,589
Payment network	1,644	298
Brokerage	4,612	177
Enterprise services	58	54
Total	$54,227	$2,118

Technology Platform Fees
Commencing in May 2020 with our acquisition of Galileo, we earn Technology Platform fees for providing an integrated platform as a service for financial and non-financial institutions. Within our technology platform fee arrangements, certain contracts contain a provision for a fixed, upfront implementation fee related to setup activities, which represents an advance payment for future technology platform services. Our implementation fees are recognized ratably over the contract life, as we consider the implementation fee partially earned each month that we meet our performance obligation over the life of the contract. We had deferred revenues of $2,635 and $2,520 as of March 31, 2021 and December 31, 2020, which are presented within accounts payable, accruals and other liabilities in the Unaudited Condensed Consolidated Balance Sheets. During the three months ended March 31, 2021, we recognized revenue of $156 associated with deferred revenues within noninterest income — Technology Platform fees in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss.
Sales commissions: Capitalized sales commissions presented within other assets in the Unaudited Condensed Consolidated Balance Sheets, which are incurred in connection with obtaining a technology platform-as-a-service contract, were $546 and $527 as of March 31, 2021 and December 31, 2020, respectively. Additionally, we incur ongoing monthly commissions, which are expensed as incurred, as the benefit of such sales efforts are realized only in the period in which the commissions are earned. Commissions recorded within noninterest expense — sales and marketing in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss were $809 during the three months ended March 31, 2021, of which $64 represented amortization of capitalized sales commissions.
Loss Contingencies
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded in accounts payable, accruals and other liabilities in the Unaudited Condensed Consolidated Balance Sheets. Such liabilities and associated expenses are recorded when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Such estimates are based on the best information available at the time. As additional information becomes available, we reassess the potential liability and record an estimate in the period in which the adjustment is probable and an amount or range can be reasonably estimated. Due to the inherent

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
uncertainties of loss contingencies, estimates may be different from the actual outcomes. With respect to legal proceedings, we recognize legal fees as they are incurred within noninterest expense — general and administrative in our Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss. See Note 14 for discussion of contingent matters.
Recently Adopted Accounting Standards
We did not adopt any accounting standards during the three months ended March 31, 2021.
Recent Accounting Standards Issued, But Not Yet Adopted
Facilitation of the Effects of Reference Rate Reform on Financial Reporting
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, which clarifies the scope of ASC 848 for certain derivative instruments that use an interest rate for margining, discounting or contract price alignment. ASU 2020-04 and ASU 2021-01 were both effective upon issuance and may be applied to contract modifications from January 1, 2020 through December 31, 2022. We are in the process of reviewing our borrowings and Series 1 redeemable preferred stock dividends that utilize LIBOR as the reference rate and are evaluating options for modifying such arrangements in accordance with the provisions of the standard and the potential impact that such modifications may have on the condensed consolidated financial statements and related disclosures.
Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity
In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This ASU simplifies the accounting for certain convertible instruments, amends the guidance on derivative scope exceptions for contracts in an entity’s own equity, and modifies the guidance on diluted earnings per share calculations as a result of these changes. The standard is effective for fiscal years and interim periods beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. We are currently evaluating the effect of adopting this standard on our condensed consolidated financial statements and related disclosures.
Note 2. Business Combinations
Merger with Social Capital Hedosophia Holdings Corp. V
During January 2021, Social Finance, Inc. entered into a business combination agreement (the “Agreement”) by and among Social Finance, Inc., Social Capital Hedosophia Holdings Corp. V, a Cayman Islands exempted company limited by shares (“SCH”), and Plutus Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of SCH (“Merger Sub”). Pursuant to the Agreement, Merger Sub merged with and into Social Finance, Inc (“SoFi”). Subsequent to the balance sheet date, upon the completion of the transactions contemplated by the terms of the Agreement (the “Closing”) on May 28, 2021, the separate corporate existence of Merger Sub ceased and Social Finance, Inc. survived the merger and became a wholly owned subsidiary of SCH. On May 28, 2021, SCH also filed a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which SCH was domesticated as a Delaware corporation, changing its name from “Social Capital Hedosophia Holdings Corp. V” to “SoFi Technologies, Inc.” (“SoFi Technologies”). These transactions are collectively referred to as the “Business Combination”.
The Business Combination was accounted for as a reverse recapitalization whereby SCH was determined to be the accounting acquiree and SoFi to be the accounting acquirer. This accounting treatment is the equivalent of SoFi issuing stock for the net assets of SCH, accompanied by a recapitalization whereby no goodwill or other intangible

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
assets are recorded. Operations prior to the Business Combination are those of SoFi. At the Closing, we received gross cash consideration of $764.8 million as a result of the reverse recapitalization, which was then reduced by:
•A redemption of redeemable common stock of $150.0 million;
•A Special Payment (as defined in Note 9), which was accounted for as an embedded derivative, and made to our Series 1 redeemable preferred stockholders of $21.2 million (which was expensed as incurred); and
•Our equity issuance costs.
In connection with the Business Combination, SoFi incurred $26.1 million of equity issuance costs, consisting of advisory, legal and other professional fees, which are recorded to additional paid-in capital as a reduction of proceeds. A portion of the equity issuance costs ($7.8 million) were included within other assets as of March 31, 2021, and we paid a portion of the equity issuance costs during 2020 ($0.6 million) and the first quarter of 2021 ($1.5 million). We expect to pay the balance of the equity issuance costs during the second quarter of 2021.
In connection with the Business Combination, SCH entered into subscription agreements with certain investors, whereby it issued 122,500,000 shares of common stock at $10.00 per share (“PIPE Shares”) for an aggregate purchase price of $1.225 billion (“PIPE Investment”), which closed simultaneously with the consummation of the Business Combination. Upon the Closing, the PIPE Shares were automatically converted into shares of SoFi Technologies common stock on a one-for-one basis.
Upon the Closing, holders of SoFi common stock received shares of SoFi Technologies common stock in an amount determined by application of the exchange ratio of 1.7428 (“Exchange Ratio”), which was based on SoFi’s implied price per share prior to the Business Combination. Additionally, holders of SoFi preferred stock (with the exception of holders of Series 1 Preferred Stockholders) received shares of SoFi Technologies common stock in amounts determined by application of either the Exchange Ratio or a multiplier of the Exchange Ratio, as provided by the Agreement.
Acquisition of Golden Pacific Bancorp, Inc.
During March 2021, the Company and Golden Pacific Bancorp, Inc. (“Golden Pacific”), a California corporation, entered into an Agreement and Plan of Merger (the “Bank Merger”), by and among the Company, a wholly-owned subsidiary of the Company and Golden Pacific, pursuant to which the Company will acquire all of the outstanding equity interests in Golden Pacific and thereby acquire its wholly-owned subsidiary, Golden Pacific Bank, National Association (“Golden Pacific Bank”), for total cash purchase consideration of $22.3 million, of which approximately $0.7 million could be held back by the Company in escrow (“Holdback Amount”) if certain legal proceedings with which Golden Pacific is involved as a plaintiff are not resolved at the time the Bank Merger closes. The Holdback Amount will be used for further financing or costs incurred associated with the litigation and any remaining amount upon resolution of the litigation will be released to the Golden Pacific shareholders. Alternatively, if the legal proceedings are resolved prior to the close of the Bank Merger and a favorable settlement is received, the merger consideration will be increased by the amount of such proceeds, net of all fees and expenses and taxes payable in respect of such proceeds, such that the settlement will be returned to the Golden Pacific shareholders.
Golden Pacific is duly registered as a bank holding company with the Board of Governors of the Federal Reserve System. Golden Pacific Bank is a national banking association duly organized and validly existing and in good standing under the laws of the United States and is regulated by the OCC. Deposit accounts of Golden Pacific Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law. The closing of the Bank Merger is subject to regulatory approval, including approval from the OCC of a revised business plan for Golden Pacific Bank, and approval from the Federal Reserve to become a bank holding company and for a change of control, and other customary closing conditions, which the Company anticipates can be completed by the end of 2021. The Bank Merger will be accounted for as a business combination. The purchase consideration will be allocated to the tangible and intangible assets acquired and liabilities assumed based on the estimated fair values as of the acquisition date. The acquisition is not expected to be a significant acquisition under ASC 805 or Regulation

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
S-X, Rule 3-05. In March 2021, we submitted an application to the Federal Reserve to become a bank holding company. The application review process is ongoing.
Acquisition of Galileo Financial Technologies, Inc.
On May 14, 2020, we acquired Galileo Financial Technologies, Inc. and its subsidiaries (“Galileo”) by acquiring 100% of the outstanding Galileo stock as of that date. Galileo primarily provides technology platform services to financial and non-financial institutions. Our acquisition of Galileo enabled us to diversify our business from primarily consumer-based to also serve institutions that rely upon Galileo’s integrated platform as a service to serve their clients.
The following table presents the components of the purchase consideration to acquire Galileo:

Cash paid	$75,633
Seller note	243,998
Fair value of preferred stock issued(1)	814,156
Fair value of common stock options assumed(2)	32,197
Total purchase consideration	$1,165,984
___________________
(1) The preferred stock issued is subject to adjustment as part of the closing net working capital calculation, which was finalized subsequent to March 31, 2021, as discussed below. As of March 31, 2021, the closing net working capital calculation remained the only open item with regard to the purchase price allocation process for Galileo.
(2) We contemporaneously converted outstanding options to acquire common stock of Galileo into corresponding options to acquire common stock of SoFi (“Replacement Options”) at an exchange ratio of one Galileo option to 3.83 Replacement Options.
Upon the finalization of the closing net working capital calculation in April 2021, the total purchase price consideration was reduced by $743, which was settled through the return to SoFi of an equivalent value of 48,116 previously issued Series H-1 preferred stock, which were retired upon receipt. In April 2021, the adjustment similarly reduced the carrying value of recognized goodwill, and did not impact the estimated fair values of the assets acquired and liabilities assumed in conjunction with the transaction.
None of the goodwill recognized is deductible for tax purposes. Goodwill is primarily attributable to synergies expected from leveraging SoFi’s resources to further build upon Galileo’s product offerings, scaling Galileo’s operations and expanding its market reach. As such, the goodwill is fully allocated to the Technology Platform segment.
Identifiable intangible assets at the date of acquisition included finite-lived intangible assets with a gross carrying amount of $388,000, as follows:

	Gross Carrying Amount	Weighted Average Useful Life (Years)
Developed technology	$253,000	8.6
Customer-related	125,000	3.6
Trade names, trademarks and domain names	10,000	8.6

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
The following unaudited supplemental pro forma financial information presents the Company’s consolidated results of operations for the three months ended March 31, 2020 as if the business combination had occurred on January 1, 2020:

Three Months Ended March 31,
2020
Total net revenue	$99,278
Net loss	(24,560)
The unaudited supplemental pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the actual results of operations that would have been achieved, nor is it indicative of future results of operations.
The unaudited supplemental pro forma financial information reflects pro forma adjustments that give effect to applying the Company’s accounting policies and certain events the Company believes to be directly attributable to the acquisition. The pro forma adjustments primarily include:
•incremental straight-line amortization expense associated with acquired intangible assets;
•adjustments to depreciation expense resulting from accounting policy alignment between the acquirer and acquiree;
•adjustments to reflect accretion of interest on the seller note;
•an adjustment to reflect post-combination stock-based compensation expense associated with the Replacement Options as if they had been granted on January 1, 2020;
•a reversal of the Company’s previously-established deferred tax asset valuation allowance of $99,793 resulting from deferred tax liabilities acquired in connection with the acquisition;
•an adjustment to reflect acquisition-related costs of $9,341; and
•the related income tax effects, at the statutory tax rate applicable for the period, of the pro forma adjustments noted above.
The unaudited supplemental pro forma financial information does not give effect to any anticipated cost savings, operating efficiencies or other synergies that may be associated with the acquisition, or any estimated costs that have been or will be incurred by the Company to integrate the assets and operations of Galileo.
Other Acquisitions
On April 28, 2020, the Company acquired 100% of the outstanding stock of 8 Limited, a Hong Kong brokerage services firm, for total consideration of $16,126, consisting of $561 in cash and $15,565 in fair value of common stock issued. Of the 1,285,291 shares of the Company’s common stock issuable in connection with the acquisition, 1,101,306 shares were issued at the date of acquisition and the remaining issuable common stock is subject to certain representations and warranties and is expected to be issued within 18 months of the date of acquisition. The share awards issued in connection with this acquisition have both performance- and service-based requirements. The excess of the total purchase consideration over the fair value of the net assets acquired of $10,239 was allocated to goodwill, none of which is deductible for tax purposes. As the acquisition was not determined to be a significant acquisition as contemplated in ASC 805, the Company did not disclose the pro forma impact of this acquisition to the results of operations for the three months ended March 31, 2020.
Identifiable intangible assets at the date of acquisition included finite-lived intangible assets for developed technology, customer-related contracts and broker-dealer license and trading rights with an aggregate fair value of $5,038. The intangible assets are being amortized over a period of 3.6 to 5.7 years based on the estimated economic benefit derived from each of the underlying assets.

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Note 3. Loans
As of March 31, 2021, our loan portfolio consisted of personal loans, student loans and home loans, which are measured at fair value, and credit card loans, which are measured at amortized cost. Below is a disaggregated presentation of our loans, inclusive of fair market value adjustments and accrued interest income, as applicable, as of the dates indicated:

	March 31,	December 31,
	2021	2020
Loans at fair value
Securitized student loans	$793,366	$908,427
Securitized personal loans	461,394	559,743
Student loans	1,873,427	1,958,032
Home loans	231,903	179,689
Personal loans	1,112,514	1,253,177
Total loans at fair value	4,472,604	4,859,068
Loans at amortized cost(1)
Credit card loans(2)	14,224	3,723
Commercial loan(3)	—	16,512
Total loans at amortized cost	14,224	20,235
Total loans	$4,486,828	$4,879,303
_____________________
(1) See Note 1 for additional information on our loans at amortized cost as it pertains to the allowance for credit losses pursuant to ASC 326.
(2) During the three months ended March 31, 2021, we had originations of credit card loans of $28,763 and gross repayments on credit card loans of $18,357.
(3) During the fourth quarter of 2020, we issued a commercial loan with a principal balance of $16,500 and accumulated interest of $12 as of December 31, 2020, all of which was repaid in January 2021.
Loans Measured at Fair Value
The following table summarizes the aggregate fair value of our loans measured at fair value on a recurring basis as of the dates indicated:

	Student Loans	Home Loans	Personal Loans	Total
March 31, 2021
Unpaid principal	$2,590,442	$228,645	$1,536,702	$4,355,789
Accumulated interest	8,222	106	9,371	17,699
Cumulative fair value adjustments	68,129	3,152	27,835	99,116
Total fair value of loans	$2,666,793	$231,903	$1,573,908	$4,472,604
December 31, 2020
Unpaid principal	$2,774,511	$171,967	$1,780,246	$4,726,724
Accumulated interest	9,472	141	11,558	21,171
Cumulative fair value adjustments	82,476	7,581	21,116	111,173
Total fair value of loans	$2,866,459	$179,689	$1,812,920	$4,859,068

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
The following table summarizes the aggregate fair value of loans 90 days or more delinquent as of the dates indicated. As delinquent loans are charged off after 120 days of nonpayment, amounts presented below represent the fair value of loans that are 90 to 120 days delinquent.

	Student Loans	Home Loans	Personal Loans	Total
March 31, 2021
Unpaid principal	$775	$—	$4,237	$5,012
Accumulated interest	24	—	237	261
Cumulative fair value adjustments	(285)	—	(3,916)	(4,201)
Fair value of loans 90 days or more delinquent	$514	$—	$558	$1,072
December 31, 2020
Unpaid principal	$1,046	$—	$4,199	$5,245
Accumulated interest	37	—	210	247
Cumulative fair value adjustments	(442)	—	(3,872)	(4,314)
Fair value of loans 90 days or more delinquent	$641	$—	$537	$1,178
The following table presents the changes in our loans measured at fair value on a recurring basis:

	Student Loans	Home Loans	Personal Loans	Total
Fair value as of January 1, 2021	$2,866,459	$179,689	$1,812,920	$4,859,068
Origination of loans	1,004,685	735,604	805,689	2,545,978
Principal payments	(250,219)	(1,479)	(258,199)	(509,897)
Sales of loans	(936,160)	(677,566)	(779,441)	(2,393,167)
Purchases(1)	71	119	1,001	1,191
Change in accumulated interest	(1,249)	(35)	(2,187)	(3,471)
Change in fair value(2)	(16,794)	(4,429)	(5,875)	(27,098)
Fair value as of March 31, 2021	$2,666,793	$231,903	$1,573,908	$4,472,604

Fair value as of January 1, 2020	$3,185,233	$91,695	$2,111,030	$5,387,958
Origination of loans	2,134,506	346,808	901,694	3,383,008
Principal payments	(226,378)	(1,400)	(261,776)	(489,554)
Sales of loans	(2,256,059)	(313,042)	(777,346)	(3,346,447)
Deconsolidation of securitizations	—	—	(260,740)	(260,740)
Purchases(1)	33,367	—	1,835	35,202
Change in accumulated interest	134	16	(3,397)	(3,247)
Change in fair value(2)	(15,060)	1,891	(19,808)	(32,977)
Fair value as of March 31, 2020	$2,855,743	$125,968	$1,691,492	$4,673,203
__________________
(1) Purchases reflect unpaid principal balance and relate to previously transferred loans. Purchase activity during the three months ended March 31, 2020 included securitization clean-up calls of $33,012. The remaining purchases during the periods presented related to standard representations and warranties pursuant to our various loan sale agreements.
(2) Changes in fair value of loans are recorded in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss within noninterest income — loan origination and sales for loans held on the balance sheet prior to transfer and within noninterest income — securitizations for loans in a consolidated VIE. Changes in fair value are impacted by valuation assumption changes, as well as sales price execution and amount of time the loans are held prior to sale.

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Note 4. Variable Interest Entities
Consolidated VIEs
The Company consolidates certain securitization trusts in which we have a variable interest and are deemed to be the primary beneficiary. Our consolidation policy is further discussed in Note 1.
The VIEs are SPEs with portfolio loans securing debt obligations. The SPEs were created and designed to transfer credit and interest rate risk associated with consumer loans through the issuance of collateralized notes and trust certificates. The Company makes standard representations and warranties to repurchase or replace qualified portfolio loans. Aside from these representations, the holders of the asset-backed debt obligations have no recourse to the Company if the cash flows from the underlying portfolio loans securing such debt obligations are not sufficient to pay all principal and interest on the asset-backed debt obligations. We hold a significant interest in these financing transactions through our ownership of a portion of the residual interest in certain VIEs. In addition, in some cases, we invest in the debt obligations issued by the VIE. Our investments in consolidated VIEs eliminate in consolidation. The residual interest is the first VIE interest to absorb losses should the loans securing the debt obligations not provide adequate cash flows to satisfy more senior claims and is, by design, the interest that we expect to absorb the expected gains and losses of the VIE. The Company’s exposure to credit risk in sponsoring SPEs is limited to our investment in the VIE. VIE creditors have no recourse against our general credit.
The following table presents the assets and liabilities of consolidated VIEs that were included in our Unaudited Condensed Consolidated Balance Sheets. The assets in the below table may only be used to settle obligations of consolidated VIEs and were in excess of those obligations as of the dates presented. Additionally, the assets and liabilities in the table below exclude intercompany balances, which eliminate upon consolidation:

	March 31,	December 31,
	2021	2020
Assets:
Restricted cash and restricted cash equivalents	$86,815	$76,973
Loans	1,254,760	1,468,170
Total assets	$1,341,575	$1,545,143
Liabilities:
Accounts payable, accruals and other liabilities	$614	$759
Debt(1)	1,059,443	1,248,822
Residual interests classified as debt	114,882	118,298
Total liabilities	$1,174,939	$1,367,879
___________________
(1)Debt is presented net of debt issuance costs and debt discounts.
Nonconsolidated VIEs
We have created and designed personal loan and student loan trusts to transfer associated credit and interest rate risk associated with the loans through the issuance of collateralized notes and residual certificates. We have a variable interest in the nonconsolidated loan trusts, as we own collateralized notes and residual certificates in the loan trusts that absorb variability. We also have continuing, non-controlling involvement with the trusts as the servicer. As servicer, we have the power to perform the activities which most impact the economic performance of the VIE, but since we hold an insignificant financial interest in the trusts, we are not the primary beneficiary. We define an insignificant financial interest as less than 10% of the expected gains and losses of the VIE. This financial interest represents the equity ownership interest in the loan trusts, wherein there is an obligation to absorb losses and the right to receive benefits from residual certificate ownership. The maximum exposure to loss as a result of our involvement with the nonconsolidated VIE is limited to our investment. There are no liquidity arrangements, guarantees or other commitments by third parties that may affect the fair value or risk of our variable interests in nonconsolidated VIEs.

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Personal Loans
We did not establish any personal loan trusts during the three months ended March 31, 2021 that were not consolidated as of the corresponding balance sheet date. We established one personal loan trust during the three months ended March 31, 2020 that was not consolidated as of the corresponding balance sheet date. As of both March 31, 2021 and December 31, 2020, we had investments in nine nonconsolidated personal loan VIEs.
We did not provide financial support to any personal loan trusts beyond our initial equity investment during the periods presented. We did not deconsolidate any personal loan VIEs during the three months ended March 31, 2021. We deconsolidated two personal loan VIEs during the three months ended March 31, 2020, which were originally consolidated in 2017.
Student Loans
We established two student loan trusts during each of the three months ended March 31, 2021 and 2020 that were not consolidated as of the corresponding balance sheet dates. As of March 31, 2021 and December 31, 2020, we had investments in 22 and 20 nonconsolidated student loan VIEs.
We did not provide financial support to any student loan trusts beyond our initial equity investment during the periods presented. We did not deconsolidate any student loan VIEs during the three months ended March 31, 2021 and 2020.
The following table presents the aggregate outstanding value of asset-backed bonds and residual interests owned by the Company in nonconsolidated VIEs, which were included in our Unaudited Condensed Consolidated Balance Sheets:

	March 31,	December 31,
	2021	2020
Personal loans	$60,412	$71,115
Student loans	401,697	425,820
Securitization investments	$462,109	$496,935

Note 5. Transfers of Financial Assets
We regularly transfer financial assets and account for such transfers as either sales or secured borrowings depending on the facts and circumstances. When a transfer of financial assets qualifies as a sale, in many instances we have continued involvement as the servicer of those financial assets. As we expect the benefits of servicing to be more than just adequate, we recognize a servicing asset. Further, in the case of securitization-related transfers that qualify as sales, we have additional continued involvement as an investor, albeit at insignificant levels relative to the expected gains and losses of the securitization. In instances where a transfer is accounted for as a secured borrowing, we perform servicing (but we do not recognize a servicing asset) and typically maintain a significant investment relative to the expected gains and losses of the securitization. In whole loan sales, we do not have a residual financial interest in the loans, nor do we have any other power over the loans that would constrain us from recognizing a sale. Additionally, we have no repurchase requirements related to transfers of personal loans, student loans and non-FNMA home loans other than standard origination representations and warranties, for which we record a liability based on expected repurchase obligations. For FNMA home loans, we have customary FNMA repurchase requirements, which do not constrain sale treatment but result in a liability for the expected repurchase requirement.

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
The following table summarizes the loan securitization transfers qualifying for sale accounting treatment for the periods indicated. There were no home loan securitization transfers qualifying for sale accounting treatment during either of the periods presented and no personal loan securitization transfers qualifying for sale accounting treatment during the three months ended March 31, 2021.

	Three Months Ended March 31,
	2021	2020
Student loans
Fair value of consideration received:
Cash	$500,041	$1,990,657
Securitization investments	26,381	105,382
Servicing assets recognized	28,731	15,652
Total consideration	555,153	2,111,691
Aggregate unpaid principal balance and accrued interest of loans sold	526,126	2,043,265
Gain from loan sales	$29,027	$68,426
Personal loans
Fair value of consideration received:
Cash	$—	$307,819
Securitization investments	—	20,961
Deconsolidation of debt(1)	—	272,680
Servicing assets recognized	—	1,644
Total consideration	—	603,104
Aggregate unpaid principal balance and accrued interest of loans sold	—	561,223
Gain from loan sales(1)	$—	$41,881
_____________________
(1)Deconsolidation of debt reflects the impacts of previously consolidated VIEs that became deconsolidated during the period because we no longer held a significant financial interest in the underlying securitization entity. See Note 4 for further discussion of deconsolidations. The gain from loan sales excludes losses from deconsolidations of $5.1 million for the three months ended March 31, 2020, which are presented in noninterest income — securitizations in the Unaudited Condensed Consolidated Statements of Comprehensive Loss.

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
The following table summarizes the whole loan sales for the periods indicated:

	Three Months Ended March 31,
	2021	2020
Student loans
Fair value of consideration received:
Cash	$422,341	$225,523
Servicing assets recognized	4,858	2,233
Repurchase liabilities recognized	(79)	(42)
Total consideration	427,120	227,714
Aggregate unpaid principal balance and accrued interest of loans sold	413,090	218,594
Gain from loan sales	$14,030	$9,120
Home loans
Fair value of consideration received:
Cash	$696,197	$319,202
Servicing assets recognized	6,539	3,107
Repurchase liabilities recognized	(939)	(382)
Total consideration	701,797	321,927
Aggregate unpaid principal balance and accrued interest of loans sold	677,569	313,013
Gain from loan sales	$24,228	$8,914
Personal loans
Fair value of consideration received:
Cash	$811,252	$499,095
Servicing assets recognized	6,003	4,096
Repurchase liabilities recognized	(2,084)	(1,198)
Total consideration received	815,171	501,993
Aggregate unpaid principal balance and accrued interest of loans sold	782,529	481,328
Gain from loan sales	$32,642	$20,665

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
The following table presents information as of the dates indicated about the unpaid principal balances of transferred loans that are not recorded in our Unaudited Condensed Consolidated Balance Sheets, but with which we have a continuing involvement through our servicing agreements:

	Student Loans	Home Loans	Personal Loans	Total
March 31, 2021
Loans in repayment	$11,428,130	$3,075,495	$4,751,597	$19,255,222
Loans in-school/grace/deferment	23,375	—	—	23,375
Loans in forbearance	221,693	32,756	19,138	273,587
Loans in delinquency	67,532	2,679	90,374	160,585
Total loans serviced	$11,740,730	$3,110,930	$4,861,109	$19,712,769
Servicing fees collected	$9,025	$1,613	$9,490	$20,128
Charge-offs, net of recoveries	3,053	—	37,817	40,870
December 31, 2020
Loans in repayment	$12,059,702	$2,629,015	$4,796,404	$19,485,121
Loans in-school/grace/deferment	26,158	—	—	26,158
Loans in forbearance	275,659	46,357	35,677	357,693
Loans in delinquency	91,424	8,493	110,640	210,557
Total loans serviced	$12,452,943	$2,683,865	$4,942,721	$20,079,529
Servicing fees collected	$50,794	$4,499	$45,574	$100,867
Charge-offs, net of recoveries	16,999	—	197,927	214,926

Note 6. Accounts Receivable
We measure our allowance for credit losses on accounts receivable, which primarily relates to Galileo, under ASC 326. Given our methods of collecting funds on servicing receivables, our historical experience of infrequent write offs, and that we have not observed meaningful changes in our counterparties’ abilities to pay, we determined that the future exposure to credit losses on servicing related receivables was immaterial.
For our accounts receivable, we used an aging method and historical loss rates as a basis for estimating the percentage of current and delinquent accounts receivable balances that will result in credit losses. We considered the conditions at the measurement date and reasonable and supportable forecasts about future conditions to consider if adjustments to the historical loss rate were warranted. Given our methods of collecting funds on our receivables, and that we have not observed meaningful changes in our customers’ payment behavior, we determined that our historical loss rates remain most indicative of our lifetime expected losses. Accounts receivable balances, net of allowance for credit losses, are recorded within other assets in the Unaudited Condensed Consolidated Balance Sheets.
The following table summarizes the activity in the balance of allowance for credit losses on accounts receivable during the period indicated. There was no activity in the balance of allowance for credit losses on accounts receivable during the three months ended March 31, 2020.

Three Months Ended March 31, 2021
Beginning balance	$562
Provision for expected losses	1,222
Write-offs charged against the allowance	(778)
Recoveries collected	(87)
Ending balance	$919

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Note 7. Fair Value Measurements
The following table summarizes, by level within the fair value hierarchy, the carrying amounts and estimated fair values of our assets and liabilities measured at fair value on a recurring basis, measured at fair value on a nonrecurring basis, or disclosed, but not carried, at fair value in the Unaudited Condensed Consolidated Balance Sheets as of the dates presented.

		March 31, 2021		December 31, 2020
	Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Cash and cash equivalents(1)	1	$351,283	$351,283	$872,582	$872,582
Restricted cash and restricted cash equivalents(1)	1	347,284	347,284	450,846	450,846
Student loans(2)	3	2,666,793	2,666,793	2,866,459	2,866,459
Home loans(2)	3	231,903	231,903	179,689	179,689
Personal loans(2)	3	1,573,908	1,573,908	1,812,920	1,812,920
Credit card loans(1)	3	14,224	14,224	3,723	3,723
Commercial loan(1)	3	—	—	16,512	16,512
Servicing rights(2)	3	161,240	161,240	149,597	149,597
Asset-backed bonds(2)(7)	2	311,148	311,148	357,411	357,411
Residual investments(2)(7)	3	150,961	150,961	139,524	139,524
Non-securitization investments – ETFs(2)(9)	1	5,194	5,194	6,850	6,850
Non-securitization investments – other(3)	3	1,147	1,147	1,147	1,147
Derivative assets(2)(4)	1	2,248	2,248	—	—
Interest rate lock commitments(2)(5)	3	7,118	7,118	15,620	15,620
Interest rate swaps(2)(4)(6)	2	5,257	5,257	—	—
Total assets		$5,829,708	$5,829,708	$6,872,880	$6,872,880
Liabilities
Debt(1)	2	$3,827,424	$3,874,826	$4,798,925	$4,851,658
Residual interests classified as debt(2)	3	114,882	114,882	118,298	118,298
Warrant liabilities(2)(8)	3	129,879	129,879	39,959	39,959
Derivative liabilities(2)(4)	1	—	—	2,008	2,008
Interest rate swaps(2)(4)(6)	2	—	—	947	947
ETF short positions(2)(9)	1	3,667	3,667	5,241	5,241
Total liabilities		$4,075,852	$4,123,254	$4,965,378	$5,018,111
_____________________
(1)Disclosed, but not carried, at fair value. The carrying value of our debt is net of unamortized discounts and debt issuance costs. The fair values of our warehouse facility debt, revolving credit facility debt and financing arrangements assumed in the Galileo acquisition were based on market factors and credit factors specific to us. The securitization debt was valued using a discounted cash flow model, with key inputs relating to the underlying contractual coupons, terms, discount rate and expectations for defaults and prepayments. The carrying amounts of our cash and cash equivalents and restricted cash and restricted cash equivalents approximate their fair values due to the short-term maturities and highly liquid nature of these accounts.
(2)Measured at fair value on a recurring basis.
(3)Measured at fair value on a nonrecurring basis.
(4)Derivative assets and derivative liabilities classified as Level 1 are based on broker quotes in active markets and represent economic hedges of loan fair values. Gross derivative assets and liabilities included herein are subject to master netting arrangements. See Note 1 for additional information on our master netting arrangements, including the amounts netted against these gross derivative assets and liabilities.
(5)Interest rate lock commitments are classified as Level 3 because of our reliance on an assumed loan funding probability, which is based on our internal historical experience with home loans similar to those in the pipeline on the measurement date.
(6)Interest rate swaps are classified as Level 2, because these financial instruments do not trade in active markets with observable prices, but rely on observable inputs other than quoted prices. Interest rate swaps are valued using the three-month LIBOR swap yield curve, which is an observable input from an active market.
(7)These assets represent the carrying value of our holdings in VIEs wherein we were not deemed the primary beneficiary. As we do not provide financial support beyond our initial equity investment, our maximum exposure to loss as a result of our involvement with nonconsolidated VIEs is limited to the investment amount. See Note 4 for additional information.
(8)See Note 9 for additional information on our warrant liabilities, including inputs to the valuation.
(9)ETF short positions classified as Level 1 are based on quoted prices in actively traded markets and serve as an economic hedge to our non-securitization investments in exchange-traded funds.

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Loans
The following key unobservable assumptions were used in the fair value measurement of our loans as of the dates indicated:

	March 31, 2021		December 31, 2020
	Range	Weighted Average	Range	Weighted Average
Student loans
Conditional prepayment rate	17.3% – 27.8%	19.7%	15.8% – 33.3%	18.4%
Annual default rate	0.2% – 3.5%	0.4%	0.2% – 4.9%	0.4%
Discount rate	1.5% – 7.1%	3.3%	1.1% – 7.1%	3.3%
Home loans
Conditional prepayment rate	3.8% – 11.6%	9.8%	4.4% – 17.6%	14.9%
Annual default rate	0.1% – 4.2%	0.1%	0.1% – 4.9%	0.1%
Discount rate	2.2% – 12.0%	2.4%	1.3% – 10.0%	1.6%
Personal loans
Conditional prepayment rate	15.9% – 31.6%	21.3%	14.5% – 23.2%	18.1%
Annual default rate	3.3% – 36.1%	4.1%	3.3% – 33.8%	4.2%
Discount rate	4.6% – 9.5%	5.5%	5.0% – 10.7%	6.0%
The key assumptions included in the above table are defined as follows:
•Conditional prepayment rate — The monthly annualized proportion of the principal of a pool of loans that is assumed to be paid off prematurely in each period. An increase in the conditional prepayment rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.
•Annual default rate — The annualized rate of borrowers who do not make loan payments on time. An increase in the annual default rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.
•Discount rate — The weighted average rate at which the expected cash flows are discounted to arrive at the net present value of the loans. An increase in the discount rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.
See Note 3 for additional loan fair value disclosures.
Servicing Rights
Servicing rights for student loans and personal loans do not trade in an active market with readily observable prices. Similarly, home loan servicing rights infrequently trade in an active market. At the time of the underlying loan sale, the fair value of servicing rights is determined using a discounted cash flow methodology based on observable and unobservable inputs. Management classifies servicing rights as Level 3 due to the use of significant unobservable inputs in the fair value measurement.

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
The following key unobservable inputs were used in the fair value measurement of our classes of servicing rights as of the dates presented:

	March 31, 2021		December 31, 2020
	Range	Weighted Average	Range	Weighted Average
Student loans
Market servicing costs	0.1% – 0.2%	0.1%	0.1% – 0.2%	0.1%
Conditional prepayment rate	13.6% – 26.4%	21.0%	13.8% – 24.7%	18.7%
Annual default rate	0.2% – 4.7%	0.4%	0.2% – 4.8%	0.4%
Discount rate	7.3% – 7.3%	7.3%	7.3% – 7.3%	7.3%
Home loans
Market servicing costs	0.1% – 0.1%	0.1%	0.1% – 0.1%	0.1%
Conditional prepayment rate	8.6% – 17.5%	11.1%	13.9% – 20.3%	16.5%
Annual default rate	0.1% – 0.6%	0.1%	0.1% – 0.1%	0.1%
Discount rate	9.5% – 9.5%	9.5%	10.0% – 10.0%	10.0%
Personal loans
Market servicing costs	0.2% – 0.8%	0.3%	0.2% – 0.7%	0.3%
Conditional prepayment rate	20.2% – 34.6%	24.9%	16.2% – 26.1%	19.1%
Annual default rate	3.1% – 7.7%	5.3%	3.1% – 7.5%	5.5%
Discount rate	7.3% – 7.3%	7.3%	7.3% – 7.3%	7.3%
The key assumptions included in the above table are defined as follows:
•Market servicing costs — The fee a willing market participant, which we validate through actual third-party bids for our servicing, would require for the servicing of student loans, home loans and personal loans with similar characteristics as those in our serviced portfolio. An increase in the market servicing cost, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.
•Conditional prepayment rate — The monthly annualized proportion of the principal of a pool of loans that is assumed to be paid off prematurely in each period. An increase in the conditional prepayment rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.
•Annual default rate — The annualized rate of default within the total serviced loan balance. An increase in the annual default rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.
•Discount rate — The weighted average rate at which the expected cash flows are discounted to arrive at the net present value of the servicing rights. An increase in the discount rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
The following table presents the estimated decrease to the fair value of our servicing rights as of the dates indicated if the key assumptions had each of the below adverse changes:

	March 31, 2021	December 31, 2020
Market servicing costs
2.5 basis points increase	$(10,096)	$(10,472)
5.0 basis points increase	(20,192)	(20,944)
Conditional prepayment rate
10% increase	$(6,624)	$(5,430)
20% increase	(13,232)	(10,230)
Annual default rate
10% increase	$(230)	$(336)
20% increase	(452)	(681)
Discount rate
100 basis points increase	$(3,480)	$(2,986)
200 basis points increase	(6,772)	(5,820)
The sensitivity calculations above are hypothetical and should not be considered to be predictive of future performance. The effect on fair value of a variation in assumptions generally cannot be determined because the relationship of the change in assumptions to the fair value may not be linear. Additionally, the effect of an adverse variation in a particular assumption on the fair value of our servicing rights is calculated while holding the other assumptions constant. In reality, changes in one factor may lead to changes in other factors, which could impact the above hypothetical effects.
The following table presents the changes in the Company’s servicing rights, which are measured at fair value on a recurring basis. Servicing rights are initially measured at fair value and recognized as a component of the gain or loss from sales of loans and the initial capitalization is reported within noninterest income — loan origination and sales in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss. Subsequent changes in the fair value of servicing rights are reported within noninterest income — servicing in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss.

	Student Loans	Home Loans	Personal Loans	Total
Fair value as of January 1, 2021	$100,637	$23,914	$25,046	$149,597
Recognition of servicing from transfers of financial assets	33,589	6,539	6,003	46,131
Change in valuation inputs or other assumptions	(15,728)	3,329	290	(12,109)
Realization of expected cash flows and other changes	(12,160)	(1,744)	(8,475)	(22,379)
Fair value as of March 31, 2021	$106,338	$32,038	$22,864	$161,240

Fair value as of January 1, 2020	$138,582	$13,181	$49,855	$201,618
Recognition of servicing from transfers of financial assets	17,885	3,107	5,740	26,732
Derecognition of servicing via loan purchases	(221)	—	—	(221)
Change in valuation inputs or other assumptions	4,581	(957)	3,435	7,059
Realization of expected cash flows and other changes	(13,037)	(891)	(11,341)	(25,269)
Fair value as of March 31, 2020	$147,790	$14,440	$47,689	$209,919

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Asset-Backed Bonds
The fair value of asset-backed bonds is determined using a discounted cash flow methodology. Management classifies asset-backed bonds as Level 2 due to the use of quoted prices for similar assets in markets that are not active, as well as certain factors specific to us. The following key inputs were used in the fair value measurement of our asset-backed bonds as of the dates indicated:

	March 31, 2021	December 31, 2020
Discount rate (range)	0.7% – 3.6%	0.8% – 4.0%
Conditional prepayment rate (range)	18.8% – 28.2%	18.8% – 21.9%
As of the dates indicated, the fair value of our asset-backed bonds was not materially impacted by default assumptions on the underlying securitization loans, as the subordinate residual interests, by design, are expected to absorb all estimated losses based on our default assumptions for the respective periods.
Residual Investments and Residual Interests Classified as Debt
Residual investments and residual interests classified as debt do not trade in active markets with readily observable prices, and there is limited observable market data for reference. The fair values of residual investments and residual interests classified as debt are determined using a discounted cash flow methodology. Management classifies residual investments and residual interests classified as debt as Level 3 due to the use of significant unobservable inputs in the fair value measurements.
The following key unobservable inputs were used in the fair value measurements of our residual investments and residual interests classified as debt as of the dates indicated:

	March 31, 2021		December 31, 2020
	Range	Weighted Average	Range	Weighted Average
Residual investments
Conditional prepayment rate	19.3% – 30.6%	22.9%	18.8% – 22.3%	20.2%
Annual default rate	0.3% – 6.2%	0.6%	0.3% – 6.2%	0.7%
Discount rate	2.6% – 15.0%	4.9%	3.0% – 18.5%	6.2%
Residual interests classified as debt
Conditional prepayment rate	18.7% – 33.7%	26.3%	19.5% – 24.8%	21.4%
Annual default rate	0.4% – 6.3%	3.2%	0.4% – 6.4%	3.1%
Discount rate	7.3% – 15.0%	9.1%	8.5% – 18.0%	10.8%
The key assumptions included in the above table are defined as follows:
•Conditional prepayment rate — The monthly annualized proportion of the principal of a pool of loans that is assumed to be paid off prematurely in each period for the pool of loans in the securitization. An increase in the conditional prepayment rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.
•Annual default rate — The annualized rate of borrowers who fail to remain current on their loans for the pool of loans in the securitization. An increase in the annual default rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.
•Discount rate — The weighted average rate at which the expected cash flows are discounted to arrive at the net present value of the residual investments and residual interests classified as debt. An increase in the discount rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
The following table presents the changes in the residual investments and residual interests classified as debt, which are both measured at fair value on a recurring basis. We record changes in fair value within noninterest income — securitizations in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss, a portion of which is subsequently reclassified to interest expense — securitizations and warehouses for residual interests classified as debt and to interest income — securitizations for residual investments, but does not impact the liability or asset balance, respectively.

	Residual Investments	Residual Interests Classified as Debt
Fair value as of January 1, 2021	$139,524	$118,298
Additions	26,381	—
Change in valuation inputs or other assumptions	3,497	7,951
Payments	(18,441)	(11,367)
Fair value as of March 31, 2021	$150,961	$114,882

Fair value as of January 1, 2020	$262,880	$271,778
Additions	9,408	—
Change in valuation inputs or other assumptions	(1,074)	14,936
Payments	(22,523)	(28,579)
Derecognition upon achieving true sale accounting treatment	—	(72,026)
Fair value as of March 31, 2020	$248,691	$186,109
Instrument-Specific Credit Risk
The change in the fair value of certain financial instruments measured at fair value using the fair value option that resulted from instrument-specific credit risk was as follows during the periods indicated:

	Three Months Ended March 31,
	2021	2020
Loans	$108,105	$157,401
Residual investments	6,160	17,675
The changes in the fair values attributable to instrument-specific credit risk were estimated by incorporating the Company’s current default and loss severity assumptions for the financial instruments included in the table above. These assumptions are based on historical performance, market trends and performance expectations over the term of the underlying instrument.
Interest Rate Lock Commitments
As part of our home loan origination activities, we commit to interest rate terms prior to completing the home loan origination process. These interest rate commitments are “locked”, despite changes in interest rates between the time of home loan application approval and loan closure. Given that a home loan origination is contingent on a plethora of factors, our IRLCs are inherently uncertain. We account for the probability of honoring an IRLC using an assumed loan funding probability, which is the percentage likelihood that an approved loan application will close based on historical experience. A significant difference between the actual funded rate and the assumed funded rate at the measurement date could result in a significantly higher or lower fair value measurement. Our key valuation input was as follows as of the dates indicated:

	March 31, 2021		December 31, 2020
IRLCs	Range	Weighted Average	Range	Weighted Average
Loan funding probability	64.1% – 64.1%	64.1%	54.5% – 54.5%	54.5%

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
The key assumption included in the above table is defined as follows:
•Loan funding probability — Our expectation of the percentage of IRLCs which will become funded loans. An increase in the loan funding probability, in isolation, would result in an increase in a fair value measurement. The weighted average assumption was weighted based on relative fair value.
The following table presents the changes in our IRLCs, which are measured at fair value on a recurring basis. Changes in the fair value of IRLCs are recorded within noninterest income — loan origination and sales in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss.

IRLCs
Fair value as of January 1, 2021	$15,620
Revaluation adjustments	7,118
Funded loans(1)	(10,210)
Unfunded loans(1)	(5,410)
Fair value as of March 31, 2021	$7,118

Fair value as of January 1, 2020	$1,090
Revaluation adjustments	11,831
Funded loans(1)	(572)
Unfunded loans(1)	(518)
Fair value as of March 31, 2020	$11,831
___________________
(1)Funded and unfunded loan fair value adjustments represent the unpaid principal balance of funded and unfunded loans, respectively, multiplied by the IRLC price in effect at the beginning of each quarter.
Non-Securitization Investments
Non-securitization investments — ETFs include investments in exchange-traded funds and are measured at fair value on a recurring basis using the net asset value expedient in accordance with ASC 820 and are presented within other assets in the Unaudited Condensed Consolidated Balance Sheets.
As of March 31, 2021 and December 31, 2020, we also had a non-securitization investment, which is presented within non-securitization investments — other, related to an investment for which fair value was not readily determinable, which we elected to measure using the measurement alternative method of accounting. Under the measurement alternative method, we measure the investment at cost, less any impairment and adjusted for changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. The carrying value of the investment is presented within other assets in the Unaudited Condensed Consolidated Balance Sheets. Adjustments to the carrying value, such as impairments, are recognized within noninterest income — other in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss. In the second quarter of 2020, we recorded an impairment charge of $803 and adjusted the carrying value of the investment accordingly, which was based on a discounted cash flow analysis, wherein we weighted different valuation scenarios with different assumed internal rates of return and time to liquidity events. In performing a qualitative impairment assessment, we determined that the carrying amount of the investment exceeded its fair value due to a significant decline in investee operating results relative to expectations, primarily as a result of the COVID-19 pandemic. The fair value measurement is classified within Level 3 of the fair value hierarchy due to the use of unobservable inputs in the fair value measurement.

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Note 8. Debt
The following table summarizes the Company’s principal outstanding debt, debt discounts and debt issuance costs as of the dates indicated:

					Outstanding as of
Borrowing Description	Collateral Balances(1)	Interest Rate(7)	Termination/ Maturity(2)	Total Capacity	March 31, 2021(3)	December 31, 2020
Student Loan Warehouse Facilities
SoFi Funding I	$216,858	1 ML + 125 bps	April 2022	$200,000	$192,804	$374,575
SoFi Funding III	37,655	PR – 134 bps(8)	September 2024	75,000	33,489	30,170
SoFi Funding V	241,614	1 ML + 135 bps	May 2023	350,000	220,550	—
SoFi Funding VI	288,394	3 ML + 150 bps	March 2023	600,000	266,452	432,437
SoFi Funding VII	272,325	1 ML + 125 bps	September 2022	500,000	251,409	276,910
SoFi Funding VIII	189,776	1 ML + 115 bps	June 2021	300,000	175,112	221,342
SoFi Funding IX(9)	6,909	3 ML+ 350 bps and CP + 143 bps	July 2023	500,000	6,344	70,780
SoFi Funding X(10)	52,043	CP + 200 bps	August 2023	100,000	45,193	44,136
SoFi Funding XI(11)	153,042	CP + 115 bps	November 2023	500,000	138,126	87,404
Total, before unamortized debt issuance costs	$1,458,616			$3,125,000	$1,329,479	$1,537,754
Unamortized debt issuance costs					$(6,602)	$(7,940)

Personal Loan Warehouse Facilities
SoFi Funding PL I(12)	$108,598	CP + 137.5 bps	September 2023	$250,000	$90,954	$—
SoFi Funding PL II	2,269	3 ML + 225 bps	July 2023	400,000	2,199	137,420
SoFi Funding PL III	64,724	1 ML + 175 bps	May 2023	250,000	55,684	2,793
SoFi Funding PL IV(13)	12,464	CP + 170 bps	November 2023	500,000	11,517	132,416
SoFi Funding PL VI(14)	16,693	CP + 170 bps	September 2024	50,000	14,734	107,595
SoFi Funding PL VII	—	1 ML + 250 bps	June 2021	250,000	—	15,610
SoFi Funding PL X	182,003	1 ML + 142.5 bps	February 2023	200,000	151,856	3,004
SoFi Funding PL XI	111,966	1 ML + 170 bps	January 2022	200,000	95,644	112,478
SoFi Funding PL XII	4,915	1 ML + (225-315 bps)	March 2029	250,000	4,683	127,724
SoFi Funding PL XIII	159,057	1 ML + 175 bps	January 2030	300,000	138,822	219,362
Total, before unamortized debt issuance costs	$662,689			$2,650,000	$566,093	$858,402
Unamortized debt issuance costs					$(6,257)	$(6,692)

Home Loan Warehouse Facilities
Mortgage Warehouse V	$—	1 ML + 325 bps	June 2021	$150,000	$—	$—
Total, before unamortized debt issuance costs	$—			$150,000	$—	$—
Unamortized debt issuance costs					$—	$—

Risk Retention Warehouse Facilities(4)
SoFi RR Funding I	$—	1 ML + 200 bps	June 2022	$250,000	$—	$54,304
SoFi RR Repo	115,880	3 ML + 185 bps	June 2023	192,141	62,335	75,863
SoFi EU RR Repo	—	3 ML + 425 bps	June 2021		—	—
SoFi C RR Repo	40,970	3 ML + (180-185 bps)	December 2021		35,613	42,757
SoFi RR Funding II	156,826	1 ML + 125 bps	November 2024		140,524	160,199
SoFi RR Funding III	60,316	1 ML + 375 bps	November 2024		53,781	60,786
SoFi RR Funding IV	63,472	3 ML + 250 bps	October 2026	100,000	54,713	37,334
SoFi RR Funding V	71,002	298 bps	December 2025		51,547	—
Total, before unamortized debt issuance costs	$508,466				$398,513	$431,243
Unamortized debt issuance costs					$(2,114)	$(2,052)

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

					Outstanding as of
Borrowing Description	Collateral Balances(1)	Interest Rate(7)	Termination/ Maturity(2)	Total Capacity	March 31, 2021(3)	December 31, 2020
Revolving Credit Facility(5)
SoFi Corporate Revolver	n/a	1 ML + 100 bps(15)	September 2023	$560,000	$486,000	$486,000
Total, before unamortized debt issuance costs				$560,000	$486,000	$486,000
Unamortized debt issuance costs					$(896)	$(987)

Seller note(6)	n/a	1000 bps	February 2021		$—	$250,000
Total					$—	$250,000

Other financing – various notes(6)	n/a	331 – 557 bps	April 2021 – January 2023		$3,765	$4,375
Total					$3,765	$4,375

Student Loan Securitizations
SoFi PLP 2016-B LLC	$66,970	1 ML + (120-380 bps)	April 2037		$60,670	$69,448
SoFi PLP 2016-C LLC	78,820	1 ML + (110-335 bps)	May 2037		71,382	81,115
SoFi PLP 2016-D LLC	94,883	1 ML + (95-323 bps)	January 2039		86,060	93,942
SoFi PLP 2016-E LLC	113,104	1 ML + (85-443 bps)	October 2041		104,315	117,800
SoFi PLP 2017-A LLC	140,444	1 ML + (70-443 bps)	March 2040		129,483	146,064
SoFi PLP 2017-B LLC	122,595	183 – 444 bps	May 2040		114,124	129,873
SoFi PLP 2017-C LLC	155,865	1 ML + (60-421 bps)	July 2040		144,038	161,897
Total, before unamortized debt issuance costs and discount	$772,681				$710,072	$800,139
Unamortized debt issuance costs					$(5,376)	$(5,958)
Unamortized discount					(1,499)	(1,654)

Personal Loan Securitizations
SoFi CLP 2016-1 LLC	$38,807	326 bps	August 2025		$25,273	$36,546
SoFi CLP 2016-2 LLC	38,052	309 – 477 bps	October 2025		26,060	37,973
SoFi CLP 2016-3 LLC	55,606	305 – 449 bps	December 2025		15,839	30,780
SoFi CLP 2018-3 LLC	156,036	320 – 467 bps	August 2027		136,484	163,784
SoFi CLP 2018-4 LLC	177,428	354 – 476 bps	November 2027		154,623	184,831
SoFi CLP 2018-3 Repack LLC	—	200 bps	March 2021		—	2,457
SoFi CLP 2018-4 Repack LLC	8,812	200 bps	December 2027		2,082	5,853
Total, before unamortized debt issuance costs and discount	$474,741				$360,361	$462,224
Unamortized debt issuance costs					$(2,565)	$(3,057)
Unamortized discount					(1,550)	(2,872)

Total, before unamortized debt issuance costs and discounts					$3,854,283	$4,830,137
Less: unamortized debt issuance costs and discounts					(26,859)	(31,212)
Total reported debt					$3,827,424	$4,798,925
_________________
(1)As of March 31, 2021, and represents unpaid principal balances, with the exception of the risk retention warehouse facilities, which include securitization-related investments carried at fair value. In addition, certain securitization interests that eliminate in consolidation are pledged to risk retention warehouse facilities.
(2)For securitization debt, the maturity of the notes issued by the various trusts occurs upon either the maturity of the loan collateral or full payment of the loan collateral held in the trusts. Our maturity date represents the legal maturity of the last class of maturing notes. Securitization debt matures as loan collateral payments are made. In instances where the related securitization was deconsolidated during the current period, the termination date is equivalent to our deconsolidation date.
(3)There were no debt discounts issued during the three months ended March 31, 2021.
(4)Financing was obtained for both asset-backed bonds and residual investments in various personal loan and student loan securitizations, and the underlying collateral are the underlying asset-backed bonds and residual investments. We only state capacity amounts in this table for risk retention facilities wherein we can pledge additional asset-backed bonds and residual investments as of March 31, 2021.
(5)As of March 31, 2021, $6.0 million of the revolving credit facility total capacity was not available for general borrowing purposes because it was utilized to secure a letter of credit. Refer to our letter of credit disclosures in Note 14 for more details.

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
(6)Part of our consideration to acquire Galileo was in the form of a seller note financing arrangement, which we paid off in February 2021. See Note 2 for additional information. We also assumed certain other financing arrangements resulting from our acquisition of Galileo.
(7)Unused commitment fees ranging from 0 to 200 basis points (“bps”) on our various warehouse facilities are recognized as noninterest expense — general and administrative in our Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss. “ML” stands for “Month LIBOR”. As of March 31, 2021, 1 ML and 3 ML was 0.11% and 0.19%, respectively. As of December 31, 2020, 1 ML and 3 ML was 0.14% and 0.24%, respectively. “PR” stands for “Prime Rate”. As of March 31, 2021 and December 31, 2020, PR was 3.25% and 3.25%, respectively.
(8)This facility has a prime rate floor of 309 bps.
(9)Warehouse facility incurs different interest rates on its two types of asset classes. One such class incurs interest based on a commercial paper rate (“CP”) rate, which is determined by the facility lender. As of March 31, 2021 and December 31, 2020, the CP rate for this facility was 0.22% and 0.25%, respectively.
(10)Warehouse facility incurs interest based on a CP rate, which is determined by the facility lender. As of March 31, 2021 and December 31, 2020, the CP rate for this facility was 0.26% and 0.28%, respectively.
(11)Warehouse facility incurs interest based on a CP rate, which is determined by the facility lender. As of March 31, 2021 and December 31, 2020, the CP rate for this facility was 0.22% and 0.25%, respectively.
(12)Warehouse facility incurs interest based on a CP rate, which is determined by the facility lender. As of March 31, 2021, the CP rate for this facility was 0.12%. As of December 31, 2020, this facility incurred interest based on 1ML.
(13)Warehouse facility incurs interest based on a CP rate, which is determined by the facility lender. As of March 31, 2021 and December 31, 2020, the CP rate for this facility was 0.22% and 0.25%, respectively.
(14)Warehouse facility incurs interest based on a CP rate, which is determined by the facility lender. As of March 31, 2021, the CP rate for this facility was 0.22%. As of December 31, 2020, this facility incurred interest based on 3ML.
(15)Interest rate presented represents the interest rate on standard withdrawals on our revolving credit facility, while same-day withdrawals incur interest based on PR.
Material Changes to Debt Arrangements
During the three months ended March 31, 2021, we paid off the seller note issued in 2020 for a total payment of $269.9 million, consisting of outstanding principal of $250,000 and accrued interest of $19,864, as well as opened one risk retention warehouse facility.
The total accrued interest payable on our debt as of March 31, 2021 and December 31, 2020 was $2,856 and $19,817, respectively, and was included as a component of accounts payable, accruals and other liabilities in the Unaudited Condensed Consolidated Balance Sheets.
Our warehouse and securitization debt is secured by a continuing lien and security interest in the loans financed by the proceeds. Within each of our debt facilities, we must comply with certain operating and financial covenants. These financial covenants include, but are not limited to, maintaining: (i) a certain minimum tangible net worth, (ii) minimum cash and cash equivalents, and (iii) a maximum leverage ratio of total debt to tangible net worth. Our debt covenants can lead to restricted cash classifications in our Unaudited Condensed Consolidated Balance Sheets. Our subsidiaries are restricted in the amount that can be distributed to the parent company only to the extent that such distributions would cause the financial covenants to not be met. We were in compliance with all financial covenants required per each agreement as of each balance sheet date presented.
We act as a guarantor for our wholly-owned subsidiaries in several arrangements in the case of default. As of March 31, 2021, we have not identified any risks of nonpayment by our wholly-owned subsidiaries.

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Note 9. Temporary Equity
The following table summarizes the original issuance price per share and authorized and outstanding number of shares of redeemable preferred stock as of the dates indicated:

		March 31, 2021		December 31, 2020
Series Name	Original Issuance Price	Number of Shares Authorized	Number of Shares Outstanding	Number of Shares Authorized	Number of Shares Outstanding
Series 1	$100.00	4,500,000	3,234,000	4,500,000	3,234,000
Series A	0.20	19,687,500	19,687,500	19,687,500	19,687,500
Series B	2.20	37,252,051	26,693,795	37,252,051	26,693,795
Series C	2.20 – 3.05	2,209,991	2,038,643	2,209,991	2,038,643
Series D	3.45	23,411,503	22,369,041	23,411,503	22,369,041
Series E	9.46	24,483,290	24,262,476	24,483,290	24,262,476
Series F	15.78	63,386,220	60,110,165	63,386,220	60,110,165
Series G	17.18	29,096,495	29,096,489	29,096,495	29,096,489
Series H	15.44	50,815,616	16,224,534	50,815,616	16,224,534
Series H-1	15.44	57,000,000	52,743,298	57,000,000	52,743,298
Total		311,842,666	256,459,941	311,842,666	256,459,941
The original issuance price excludes any applicable discounts and the cost of issuance. Any shares of redeemable preferred stock that are redeemed, converted, purchased or acquired by the Company may be reissued, except as restricted by law or contract.
Recent Issuances and Redemptions
During December 2020, we exercised a call and redeemed 15,097,587 shares of redeemable preferred stock consisting of: 10,558,256 shares of Series B; 1,042,462 shares of Series D; 220,814 shares of Series E and 3,276,055 shares of Series F. The amount payable resulted in a reduction to redeemable preferred stock of $80,201 for the redeemable preferred stock balance at the time of the exercise. The shares were retired upon receipt. The cash payment for the redeemed preferred shares was made in January 2021. See Note 13 for additional information.
In May 2020, the Company issued 52,743,298 shares of Series H-1 redeemable preferred stock as a component of the purchase consideration for the acquisition of Galileo at a fair value of $814,156. See Note 2 for additional information on the acquisition.
Series 1 Preference and Rights
SoFi is party to the Series 1 Preferred Stock Investors’ Agreement (the “Series 1 Agreement”), dated as of May 29, 2019, with certain holders of its capital stock, including (i) entities affiliated with Silver Lake, which is affiliated with Michael Bingle, one of the directors of SoFi, (ii) entities affiliated with QIA, which is affiliated with Ahmed Al-Hammadi, one of the directors of SoFi, and (iii) Mr. Noto, the Chief Executive Officer and one of the directors of SoFi. The agreement provides holders of the Series 1 preferred stock, who also hold Series H Preferred Stock (the “Series 1 Holders”), upon request by QIA, with certain registration rights, provides for certain shelf registration filing obligations by SoFi and limits the future registration rights that SoFi may grant other parties, contains financial and other covenants, and provides for information rights and special payment rights, among other rights, as discussed further below.
The Series 1 redeemable preferred stock has no stated maturity. However, the Series 1 redeemable preferred shares have limited price protection in the instance that the Company liquidates, finalizes an initial public offering (“IPO”), or sells control of the Company to a third party. In the instance where the Company enters one of the foregoing transaction types during a period commencing on May 29, 2020 and ending one year later, if the Company

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
does not achieve an IPO or sales price of $19.30 per share, then the Series 1 Holders have a right to a special payment for the difference between $19.30 and $15.44 per share (the “Special Payment”).
We evaluated the Special Payment provision and determined that the special payment feature was an embedded derivative that was not clearly and closely related to the host contract, and therefore should be accounted for as a derivative liability when the special payment becomes payable. In the event that a Special Payment event were to trigger a Special Payment becoming payable, it would be recognized within noninterest expense — general and administrative in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss.
Additionally, subsequent to an IPO or change of control event (collectively, a “Change of Control”), within 120 days after the first date on which such Change of Control has occurred, each Series 1 Holder will have the right to require the Company, at the Series 1 Holder’s election, to purchase for cash some or all of the shares of Series 1 redeemable preferred stock held by such Series 1 Holder on the Change of Control put date at a redemption price in the amount of the initial Series 1 investment of $323.4 million. In conjunction with the Business Combination agreement in January 2021, the redeemable preferred stockholders waived their rights in the event of a liquidation, inclusive of the Series 1 Holders’ right to immediately receive the Series 1 proceeds of $323.4 million. The redeemable preferred stock redemption value will remain at $323.4 million, and all other material rights will remain the same, with the exception of added voting rights and the former liquidation provision triggered by an IPO is no longer of any effect. As such, the Series 1 redeemable preferred stock will remain in temporary equity following the Business Combination because the Series 1 redeemable preferred stock is not fully controlled by SoFi.
Additionally, in conjunction with the Business Combination, the Special Payment provision from our 2019 Series 1 Investor Agreement was amended. In accordance with the Merger Agreement, the amended Series 1 Investor Agreement provided for a special distribution of $21.2 million to Series 1 investors, which was paid from the proceeds of the Business Combination and settled contemporaneously with the Business Combination. The Special Payment will be recognized within noninterest expense — general and administrative in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss, because this feature will be accounted for as an embedded derivative, which is not clearly and closely related to the host contract, and have no subsequent impact on our consolidated financial results.
Dividends
The following summarizes the dividend provisions of each series of redeemable preferred stock (excluding Series 1, which is discussed separately below). The per-share amounts below are applied to the outstanding redeemable preferred shares then held by each Series at the time of the dividend declaration (if any). In the event dividends are declared, the below stated dividends are received in parity with each other, and prior and in preference to any dividends paid to Series C redeemable preferred shares or any class of common shares.

	March 31,	December 31,
Series Name(1)	2021	2020
Series A	$0.02	$0.02
Series B	0.18	0.18
Series D	0.28	0.28
Series E	0.76	0.76
Series F	1.26	1.26
Series G	1.37	1.37
Series H	1.23	1.23
Series H-1	1.23	1.23
____________________
(1)Series C redeemable preferred shares do not have a stated dividend.
With respect to the series of redeemable preferred stock presented in the table above, no dividends were declared or paid during the three months ended March 31, 2021 and 2020. All such dividends per share are non-cumulative and non-mandatory.

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Series 1 redeemable preferred stock are entitled to receive cumulative cash dividends from and including the closing date of May 29, 2019 (“Closing Date”) at a fixed rate equal to $12.50 per annum per share, or 12.5% of the Series 1 redeemable preferred share price of $100.00 (“Series 1 Dividend Rate”). The Series 1 Dividend Rate resets to a new fixed rate on the fifth anniversary of the Closing Date and on every one-year anniversary of the Closing Date subsequent to the fifth anniversary of the Closing Date (“dividend reset date”), equal to six-month LIBOR as in effect on the second London banking day prior to such dividend reset date plus a spread of 9.94% per annum. During the three months ended March 31, 2021 and 2020, the Series 1 preferred stockholders were entitled to dividends of $9,968 and $10,106, respectively, which reflected the Series 1 Dividend Rate of $12.50 per annum per share of Series 1 preferred stock. Dividends payable as of March 31, 2021 were $9,968. There were no dividends payable as of December 31, 2020.
Dividends are payable semiannually in arrears on the 30th day of June and 31st day of December of each year, when and as authorized by the board of directors. The Company may defer any scheduled dividend payment for up to three semiannual dividend periods, subject to such deferred dividend accumulating and compounding at the applicable Series 1 Dividend Rate. If the Company defers any single scheduled dividend payment on the Series 1 redeemable preferred stock for four or more semiannual dividend periods, the Series 1 Dividend Rate applicable to (i) the compounding following the date of such default on all then-deferred dividend payments (whether or not deferred for four or more semiannual dividend periods) is applied on a go-forward basis and not retroactively, and (ii) new dividends declared following the date of such default and the compounding on such dividends if such new dividends are deferred shall be equal to the otherwise applicable Series 1 Dividend Rate plus 400 basis points. This default-related increase shall continue to apply until the Company pays all deferred dividends and related compounding. Once the Company is current on all such dividends, it may again commence deferral of any pre-scheduled dividend payment for up to three semiannual dividend periods, following the same procedure as outlined in the foregoing. There were no dividend deferrals during the three months ended March 31, 2021 and year ended December 31, 2020.
Conversion
In respect of every Series, other than Series 1, each redeemable preferred share automatically converts at the conversion rate then in effect into common stock upon a firm-commitment underwritten IPO of the Company’s common stock with an IPO not less than $17.06 per share (as adjusted for stock splits and the like) and aggregate cash proceeds of not less than $100.0 million.
The common stock conversion prices for each series were as follows:

	March 31,	December 31,
Series Name	2021	2020
Series A	$0.20	$0.20
Series B	2.20	2.20
Series C	1.00	1.00
Series D	3.45	3.45
Series E	9.46	9.46
Series F	15.75	15.75
Series G	17.06	17.06
Series H	15.44	15.44
Series H-1	15.44	15.44
In respect of Series A, Series B, Series D, Series E, Series H and Series H-1 shares, each share is convertible at the option of the holder into common stock at a one-to-one conversion rate of the price per preferred share to its conversion price but is subject to adjustments for events of dilution. Series F and G conversion rates were lowered in 2019 in conjunction with the Series H preferred stock offering and, therefore, the conversion prices no longer equal their respective prices per preferred share. Automatic conversion into common stock will occur upon written consent of a majority of Series A and Series B holders (voting as a single class), Series D holders (voting as a single class),

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Series E holders (voting as a single class), Series F holders (voting as a single class), Series G holders (voting as a single class), Series H (voting as a single class) and Series H-1 (voting as a single class).
In respect of Series C shares, each share is convertible at the option of the holder into non-voting common stock at a one-to-one conversion rate of $1.00 per redeemable preferred share to its conversion price. Automatic conversion into non-voting common stock will occur upon the conversion of all Series A and Series B shares into common stock.
Liquidation
In the event of any liquidation, dissolution, merger or consolidation (resulting in the common and preferred stockholders’ loss of a collective 50% or more ownership in the Company), disposition or transfer of assets, or winding up of the Company, whether voluntary or involuntary (a “Liquidation Event”), the following summarizes the preference of each series of redeemable preferred stock:
In respect to all redeemable preferred stock, the preference is equal to an amount per share equal to the original issue price per share, and Series 1 has priority over all other redeemable preferred stock classes.
If, upon the Liquidation Event, the assets and funds are insufficient to permit payment of all outstanding preferences, the Company’s entire assets and funds will be distributed ratably among the redeemable preferred stockholders following the holders’ liquidation preferences (after the Series 1 liquidation preference is fully satisfied).
The various liquidation preferences (redemption amounts) are itemized below:

	March 31,	December 31,
Series Name	2021	2020
Series 1	$323,400	$323,400
Series A	3,938	3,938
Series B	58,668	58,668
Series C	4,837	4,837
Series D	77,240	77,240
Series E	229,470	229,470
Series F	948,316	948,316
Series G	500,000	500,000
Series H	250,445	250,445
Series H-1	814,156	814,156
Total	$3,210,470	$3,210,470
Settlement Rights
The Series 1 redeemable preferred stock is redeemable at SoFi’s option in certain circumstances. SoFi may, at any time but no more than three times, at its option, settle the Series 1 redeemable preferred stock, in whole or in part, but if in part, in an amount no less than one-third of the total amount of Series 1 redeemable preferred stock originally issued or the remainder of Series 1 redeemable preferred stock outstanding (the “Minimum Redemption Amount”). In addition, SoFi may settle the Series 1 redeemable preferred stock in whole or in part (subject to the Minimum Redemption Amount) in the event of a liquidation transaction or a direct sale of control transaction by a majority of SoFi’s stockholders, or within 120 days of (i) an IPO, or (ii) following an IPO, a change of control of SoFi, each of which would result in a payment of the initial purchase price of the Series 1 shares of $323.4 million plus any unpaid dividends on the Series 1 redeemable preferred stock and any special payment due under the Series 1 investor agreement (whether deferred or otherwise) (the “Series 1 Redemption Price”). Such settlement is determined at the discretion of the board of directors.

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
If the Series 1 redeemable preferred stock is not earlier redeemed by SoFi as described in the preceding paragraph, the holders of Series 1 redeemable preferred stock have the right to force SoFi to settle their Series 1 redeemable preferred stock in the following circumstances: (i) upon a change of control of SoFi following an IPO, or (ii) during the six-month period following (a) a default in payment of any dividend on the Series 1 redeemable preferred stock, or (b) the cure period for any covenant default under the Series 1 investor agreement, in each case at the Series 1 Redemption Price.
All other preferred stock is convertible in the case of an IPO into common stock at defined conversion prices as disclosed above, but there is no stated term for settling the liquidation preference for all other Series of preferred stock.
Voting Rights
Series A and Series B together have the right to elect one member of the board of directors provided the number of shares outstanding is at least 14,000,000. Series D and Series E together have the right to elect one member of the board of directors provided the number of shares outstanding is at least 14,000,000. Series F holders have the right to elect one member of the board of directors provided the number of shares outstanding is at least 7,000,000. Series G holders have the right to elect one member of the board of directors provided the number of shares outstanding is at least 3,000,000. Series H holders have the right to elect one member of the board of directors provided the number of shares outstanding is at least 1,396,717. The Series C, Series 1 and Series H-1 holders do not have explicit Board rights per our current Articles of Incorporation.
Warrants
In connection with the Series 1 and Series H redeemable preferred stock issuances during the year ended December 31, 2019, we also issued 6,983,585 Series H warrants, which were accounted for as liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity, and were included within accounts payable, accruals and other liabilities in the Unaudited Condensed Consolidated Balance Sheets. At inception, we allocated $22.3 million of the $539.0 million of proceeds we received from the Series 1 and Series H preferred stock issuances to the Series H warrants, with such valuation determined using the Black-Scholes Model, in order to establish an initial fair value for the Series H warrants. The remaining proceeds were allocated to the Series 1 and Series H preferred stock balances based on their initial relative fair values.
The Series H warrants are subsequently measured at fair value on a recurring basis and are classified as Level 3 because of our reliance on unobservable assumptions, with fair value changes recognized within noninterest expense — general and administrative in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss. The key inputs into our Black-Scholes Model valuation were as follows at inception and as of the dates indicated:

	March 31,	December 31,	Initial Measurement Assumptions
Input	2021	2020
Risk-free interest rate	0.4%	0.2%	2.1%
Expected term (years)	3.2	3.4	5.0
Expected volatility	36.6%	32.6%	25.0%
Dividend yield	—%	—%	—%
Exercise price	$15.44	$15.44	$15.44
Fair value of Series H preferred stock	$33.03	$18.43	$14.13
The Company’s use of the Black-Scholes Model requires the use of subjective assumptions:
•The risk-free interest rate assumption was initially based on the five-year U.S. Treasury rate, which was commensurate with the expected term of the warrants. The warrants automatically convert into Series H redeemable shares at the later of an IPO or five years from the issuance date of the warrants (May 29, 2019). At inception, we assumed that the term would be five years, given by design the warrants were only

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
expected to extend for greater than five years if the Company was still not publicly traded by that point in time. The expected term assumption used reflects the five-year term less time elapsed since initial measurement. An increase in the expected term, in isolation, would typically correlate to a higher risk-free interest rate and result in an increase in the fair value measurement of the warrant liabilities and vice versa. See below for a development in connection with the Business Combination.
•The expected volatility assumption for the initial measurement was based on the volatility of our common stock and adjusted for the reduced volatility inherent in redeemable preferred stock, given the Series H liquidity preference. As of each subsequent measurement date presented above, we updated our expected volatility assumptions to reflect the expectation that the Series H warrants will convert into common stock upon consummation of the Business Combination, and the Series H preference would be of no further effect, in which case the Series H preference would not have a material impact on the stock volatility measure. As such, the expected volatility assumptions reflect our common stock volatility as of March 31, 2021 and December 31, 2020. An increase in the expected volatility, in isolation, would result in an increase in the fair value measurement of the warrant liabilities and vice versa.
•The initial fair value of the Series H redeemable preferred stock was based on the purchase price of the Series H redeemable preferred stock, which was contemporaneous with the issuance of the warrants. The fair value measurement of the Series H redeemable preferred stock as of December 31, 2020 was informed from a common stock transaction during December 2020 at a price of $18.43 per common share. We determined that this common stock transaction was a reasonable proxy for the valuation of the Series H redeemable preferred stock as of December 31, 2020 due to the proximity to an expected Business Combination; therefore, no further adjustments were made for the Series H concluded price per share. As of March 31, 2021, the fair value measurement of the Series H redeemable preferred stock was determined based on the observable closing price of SCH’s stock (ticker symbol “IPOE”) on the measurement date multiplied by the weighted average exchange ratio of the Series H preferred stock.
•We assumed no dividend yield because we have historically not paid out dividends to our existing redeemable preferred stockholders, other than to the Series 1 redeemable preferred stockholders, which is considered a special circumstance.
At inception of the warrants, we allocated the remaining net proceeds of $514.3 million from the combined Series H and Series 1 redeemable preferred stock offering to the Series H and Series 1 redeemable preferred stock balances in proportion to their relative fair values. This resulted in an initial allocation of $193.9 million and $320.4 million to the Series H and Series 1 redeemable preferred stock, respectively.
The following table presents the changes in the fair value of warrant liabilities:

Warrant Liabilities
Fair value as of January 1, 2021	$39,959
Change in valuation inputs or other assumptions(1)	89,920
Fair value as of March 31, 2021	$129,879

Fair value as of January 1, 2020	$19,434
Change in valuation inputs or other assumptions(1)	2,879
Fair value as of March 31, 2020	$22,313
___________________
(1)Changes in valuation inputs or other assumptions are recognized in noninterest expense — general and administrative in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss.

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Note 10. Permanent Equity
The Company is authorized to issue common stock and non-voting common stock. As of each of March 31, 2021 and December 31, 2020, the Company was authorized to issue 447,815,616 shares of common stock and 5,000,000 shares of non-voting common stock.
During December 2020, we issued 20,067,302 shares of common stock for gross proceeds received of $369.8 million, which was offset by direct legal costs of $56 (the “Common Stock Issuance”). The number of shares issued in the Common Stock Issuance was subject to upward adjustment if we consummated the Business Combination described in Note 2, with the amount of the adjustment based on the implied per-share consideration in the Business Combination and the number of shares of our capital stock issued in certain dilutive issuances prior to the closing of the Business Combination. The adjustment resulted in the issuance of an additional 735,100 shares at the time of closing of the Business Combination.
The Company reserved the following common stock for future issuance as of the dates indicated:

	March 31,	December 31,
	2021	2020
Conversion of outstanding redeemable preferred stock	253,525,467	253,525,467
Unissued redeemable preferred stock reserved for issued warrants	6,983,585	6,983,585
Unissued redeemable preferred stock	47,133,140	47,133,140
Outstanding stock options and RSUs	43,006,252	42,775,741
Possible future issuance under stock plans	16,689,226	19,177,343
Contingent common stock(1)	919,085	183,985
Total common stock reserved for future issuance	368,256,755	369,779,261
___________________
(1)As of each balance sheet date presented, includes 183,985 contingently issuable common stock in connection with our acquisition of 8 Limited, as discussed in Note 2. As of March 31, 2021, also includes 735,100 contingently issuable common stock related to an adjustment to a common stock issuance in December 2020, as discussed in this Note 10.
Dividends
Common stockholders and non-voting common stockholders are entitled to dividends when and if declared by the board of directors, but as stated in Note 9, only after dividends are paid to redeemable preferred stockholders, with the exception of Series C preferred stockholders. All redeemable preferred shares, except for Series 1 preferred stock, participate in dividends with common stock. There were no dividends declared or paid to common stockholders during the three months ended March 31, 2021 and 2020.
Conversion and Redemption
Upon the Company’s sale of its common stock in a firm commitment underwritten IPO, each share of non-voting common stock would automatically be converted into such number of common stock as is determined by dividing $1.00 by the conversion price applicable to such shares. The initial conversion price per share shall be $1.00. Both prices are subject to adjustment for any stock splits and stock dividends. The common stock and non-voting common stock are otherwise non-redeemable.
Liquidation
Upon completion of the distribution to preferred stockholders, as discussed within Note 9, if assets remain in the Company, the holders of common stock and non-voting common stock would receive all of the remaining assets pro rata based on the number of shares of common stock then held by each holder (assuming conversion of all such non-voting common stock into common stock).

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Voting Rights
Each holder of common stock has the right to one vote per share of common stock and is entitled to notice of any stockholder meeting. Non-voting common stock does not have any voting rights or other powers. The common stockholders, voting together as a single class, can elect one member to the board of directors.
Note 11. Stock-Based Compensation
The Company maintains the Amended and Restated 2011 Stock Option Plan, which provides for granting stock options and RSUs, pursuant to which the Company has authorized 88,426,267 shares of its common stock for issuance to its employees, non-employee directors and non-employee third parties and also has 35,000 shares authorized under a stock plan assumed in a business combination as of March 31, 2021. Further, during the three months ended March 31, 2021 and 2020, we incurred cash outflows of $25,989 and $4,640, respectively, related to the payment of withholding taxes for vested RSUs. These cash outflows are presented within financing activities in the Unaudited Condensed Consolidated Statements of Cash Flows.
Stock-based compensation expense related to stock options and RSUs is presented within the following line items in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the periods indicated:

	Three Months Ended March 31,
	2021	2020
Technology and product development	$11,616	$6,061
Sales and marketing	2,445	1,121
Cost of operations	1,481	1,671
General and administrative	21,912	10,832
Total	$37,454	$19,685
Common Stock Valuations
Prior to us contemplating a public market transaction, we established the fair value of our common stock by using the option pricing model (Black-Scholes Model based) via the backsolve method and through placing weight on previously redeemable preferred stock transactions. The valuations also applied discounts for lack of marketability to reflect the fact that there was no market mechanism to sell our common stock and, as such, the common stock option and RSU holders would need to wait for a liquidity event to facilitate the sale of their equity awards. In addition, there were contractual transfer restrictions placed on common stock in the event that we remained a private company.
During the third quarter of 2020, once we made intentional progress toward pursuing a public market transaction, we began applying the probability-weighted expected return method to determine the fair value of our common stock. The probability weightings assigned to certain potential exit scenarios were based on management’s expected near-term and long-term funding requirements and assessment of the most attractive liquidation possibilities at the time of the valuation.
During the fourth quarter of 2020, we valued our common stock on a monthly basis. A common stock transaction that closed in December 2020 at a price of $18.43 per common share, which was of substantial size and in close proximity to the Business Combination, served as the key input for the fair value of our common stock for grants made during the fourth quarter of 2020. We decreased the assumed discount for lack of marketability throughout the fourth quarter of 2020, corresponding with our decreased time to liquidity assumption throughout the quarter, as we became more certain about the possibility of entering into the Business Combination over time. We continued to use a share price of $18.43 to value our common stock for transactions in January until the date on which we executed the Merger Agreement.

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Subsequent to executing the Merger Agreement on January 7, 2021, we determined the value of our common stock based on the observable daily closing price of SCH’s stock (ticker symbol “IPOE”) multiplied by the exchange ratio in effect for such transaction date.
Stock Options
The terms of the stock option grants, including the exercise price per share and vesting periods, are determined by our board of directors. At the discretion and determination of our board of directors, the Plan allows for the granting of stock options that may be exercised before the stock options have vested.
The following is a summary of stock option activity for the period indicated:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding as of December 31, 2020	17,183,828	$9.92	6.6
Granted(1)	—	n/a
Exercised(2)	(963,873)	2.75
Forfeited	(2,523)	10.79
Expired	(42,912)	10.37
Outstanding as of March 31, 2021	16,174,520	$10.35	6.4
Exercisable as of March 31, 2021	14,113,930	$11.53	6.4
____________________
(1)There were no stock options granted during the three months ended March 31, 2021.
(2)The tax benefit from stock options exercised was not material for the period presented.
Total compensation cost related to unvested stock options not yet recognized as of March 31, 2021 was $12.9 million and will be recognized over a weighted average period of approximately 1.7 years.
Restricted Stock Units
RSUs are equity awards granted to employees that entitle the holder to shares of our common stock when the awards vest. RSUs are measured based on the fair value of our common stock on the date of grant. The weighted average fair value of our common stock was $34.86 during the three months ended March 31, 2021.
The following table summarizes RSU activity for the period indicated:

	Number of RSUs	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2020	25,591,913	$13.06
Granted	3,887,639	35.81
Vested(1)	(2,096,875)	12.12
Forfeited	(550,945)	12.61
Outstanding as of March 31, 2021	26,831,732	$16.44
________________________
(1)The total fair value, based on grant date fair value, of RSUs that vested during the three months ended March 31, 2021 was $25.4 million.
As of March 31, 2021, there was $407.7 million of unrecognized compensation cost related to unvested RSUs, which will be recognized over a weighted average period of approximately 3.4 years.
Note 12. Income Taxes
For interim periods, we follow the general recognition approach whereby tax expense is recognized through the use of an estimated annual effective tax rate, which is applied to the year-to-date operating results. Additionally, we

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
recognize tax expense or benefit for any discrete items occurring within the interim period that were excluded from the estimated annual effective tax rate. Our effective tax rate may be subject to fluctuations during the year due to impacts from the following items: (i) changes in forecasted pre-tax and taxable income or loss, (ii) changes in statutory law or regulations in jurisdictions where we operate, (iii) audits or settlements with taxing authorities, (iv) the tax impact of expanded product offerings or business acquisitions, and (v) changes in valuation allowance assumptions.
For the three months ended March 31, 2021 and 2020, we recorded income tax expense of $1,099 and $57, respectively. The significant change in the interim 2021 period relative to the interim 2020 period was primarily due to the profitability of SoFi Lending Corp, which incurs income tax expense in some state jurisdictions where separate company filing is required. There were no material changes to our unrecognized tax benefits during the three months ended March 31, 2021 and we do not expect to have any significant changes to unrecognized tax benefits over the next 12 months.
During the three months ended March 31, 2021, we continued to maintain a full valuation allowance against our net deferred tax assets in applicable jurisdictions. In certain state jurisdictions where sufficient deferred tax liabilities exist, no valuation allowance is recognized. Management reviews all available positive and negative evidence in assessing the realizability of deferred tax assets. We will continue to recognize a full valuation allowance until there is sufficient positive evidence to support its release.
Note 13. Related Parties
The Company defines related parties as members of our board of directors, entity affiliates, executive officers and principal owners of the Company’s outstanding stock and members of their immediate families. Related parties also include any other person or entity with significant influence over the Company’s management or operations.
Stockholder Note
In 2019, the Company entered into a $58,000 note receivable agreement with a stockholder (“Note Receivable Stockholder”), which was collateralized by the Note Receivable Stockholder’s common stock and redeemable preferred stock. Related to this collateralization, the Company obtained call rights to purchase the collateral at $8.80 per share (“Call Option Rights”). As of December 31, 2020, there was no remaining receivable associated with this related party note; however, our Call Option Rights remained outstanding post settlement, per the terms of our Note Receivable Stockholder agreement.
During the three months ended March 31, 2020, we recognized related party interest income of $770. In December 2020, we exercised our Call Option Rights to acquire the Note Receivable Stockholder collateral, which included 59,750 shares of common stock and 15,097,587 shares of redeemable preferred stock. The Call Option Rights shares were retired upon receipt. The option exercise payable of $133,385 remained outstanding as of December 31, 2020 and the reserved funds were presented within restricted cash and restricted cash equivalents on the Unaudited Condensed Consolidated Balance Sheets. The full payment was subsequently made in January 2021.
Apex Loan
In November 2019, we lent $9,050 to Apex at an interest rate of 12.5% per annum, which had a scheduled maturity date of August 31, 2020. In August 2020, we extended the maturity date to August 31, 2021 and modified the interest rate to 5.0% per annum, which we determined to be below the market rate of interest. In accordance with ASC 835-30, Interest, in 2020, we recognized a loss representing the discounted fair value of the loan receivable relative to its stated value at the market rate of interest, which is accreted into interest income over the remaining term of the loan. During the year ended December 31, 2020, we lent an additional $7,643 to Apex. We had an interest income receivable of $1,443 as of December 31, 2020. During February 2021, Apex paid us $18,304 in settlement of all of their outstanding obligations to us, which consisted of outstanding principal balances of $16,693 and accrued interest of $1,611. During the three months ended March 31, 2021, we recognized interest income of $211 within interest income — related party notes, and we reversed the remainder of the loss for the discount to fair value that had not yet been accreted of $169 within noninterest income — other in the Unaudited Condensed

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Consolidated Statements of Operations and Comprehensive Loss. During the three months ended March 31, 2020, we recognized interest income of $282.
Note 14. Commitments, Guarantees, Concentrations and Contingencies
Leases
We primarily lease our office premises under multi-year, non-cancelable operating leases. During the three months ended March 31, 2021, we commenced new operating leases for office premises with terms expiring from 2024 to 2026. Associated with these leases, we obtained non-cash operating lease ROU assets in exchange for new operating lease liabilities of $3,581 during the three months ended March 31, 2021.
During the year ended December 31, 2020, the lessor for one of our operating leases allowed us to defer payments on the lease beginning in April 2020 as a result of our inability to use the leased premises during the COVID-19 pandemic. We elected to not account for this non-substantial concession as a lease modification. In the absence of this concession, we would have recognized $566 in additional operating lease cost during the three months ended March 31, 2021.
Other Commitments
In September 2019, we entered into a 20-year partnership with LA Stadium and Entertainment District at Hollywood Park in Inglewood, California that granted us the exclusive naming rights to SoFi Stadium and official partnerships with the Los Angeles Chargers and Los Angeles Rams, as well as rights with the performance venue and surrounding entertainment district (“Naming and Sponsorship Agreement”). We made payments totaling $3,267 during the three months ended March 31, 2021. See “Contingencies” below for discussion of an associated contingent matter.
Concentrations
Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and restricted cash equivalents, residual investments and loans. We hold cash and cash equivalents and restricted cash and restricted cash equivalents in accounts at regulated domestic financial institutions in amounts that may exceed FDIC insured amounts. We believe these institutions are of high credit quality and have not experienced any related losses to date.
We are dependent on third-party funding sources to originate loans. Additionally, we sell loans to various third parties. During the three months ended March 31, 2021, the two largest third-party buyers accounted for a combined 41% of our loan sales volume. No individual third-party buyer accounted for 10% or more of consolidated total net revenues for any of the periods presented.
The Company is exposed to default risk on borrower loans originated and financed by us. There is no single borrower or group of borrowers that comprise a significant concentration of the Company’s loan portfolio. Likewise, the Company is not overly concentrated within a group of channel partners or other customers, with the exception of our distribution of personal loan residual interests in our sponsored personal loan securitizations, which we market to third parties and the aforementioned whole loan buyers. Given we have a limited number of prospective buyers for our personal loan securitization residual interests, this might result in us utilizing a significant amount of our own capital to fund future residual interests in personal loan securitizations, or impact the execution of future securitizations if we are limited in our own ability to invest in the residual interest portion of future securitizations, or find willing buyers for securitization residual interests.
See Note 16 for a discussion of concentrations in revenues from contracts with customers.

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Contingencies
Legal Proceedings
In limited instances, the Company may be subject to a variety of claims and lawsuits in the ordinary course of business. Regardless of the final outcome, defending lawsuits, claims, government investigations, and proceedings in which we are involved is costly and can impose a significant burden on management and employees, and there can be no assurances that we will receive favorable final outcomes. As of March 31, 2021, there were no material claims requiring disclosure.
Contingencies
Galileo. Galileo, our wholly owned subsidiary that we acquired in May 2020, was a defendant in a putative class action involving service disruption for customers of Galileo’s largest client stemming from Galileo’s system experiencing technology platform downtime. The parties have entered into a class action settlement agreement to resolve the claims in the action. The window for Plaintiff to submit claims closed in February 2021. As of March 31, 2021, we estimated a contingent liability associated with this litigation of $1,750, which decreased from the amount recorded as of December 31, 2020 due to lower-than-anticipated claims. The contingent liability was presented within accounts payable, accruals and other liabilities in the Unaudited Condensed Consolidated Balance Sheets, and represents Galileo’s maximum exposure to loss on the litigation. Other assets as of March 31, 2021 included $1,750 for the expected insurance recovery on the expected settlement. We expense Galileo legal fees associated with this litigation as they are incurred. Additionally, Galileo’s client sought compensatory payment from Galileo as part of the technology platform outage, which Galileo settled in November 2020 for $3,341.
SoFi Stadium. In September 2020, we discussed certain provisions of the Naming and Sponsorship Agreement for SoFi Stadium entered into by the same parties in September 2019 in light of the COVID-19 pandemic. Based on these discussions, SoFi paid sponsorship fees for the initial contract year (July 1, 2020 to March 31, 2021) of $9.8 million, of which $6.5 million was paid during 2020 and $3.3 million was paid in January 2021.
The parties are revisiting the sponsorship fees to determine the ultimate amount payable for the initial contract year. Therefore, the Company is exposed to additional potential sales and marketing expense of up to $12.7 million, which reflects the difference between the sponsorship payment terms discussed above and the commitment for the initial contract year made under the 2019 agreement. As of March 31, 2021, we are unable to estimate the amount of reasonably possible additional costs we may incur with respect to this contingency. Moreover, we have not determined that the likelihood of additional cost is probable. Therefore, as of March 31, 2021, we have not recorded additional expense related to this contingency.
Guarantees
We have three types of repurchase obligations that we account for as financial guarantees pursuant to ASC 460. First, we issue financial guarantees to FNMA on loans that we sell to FNMA, which manifest as repurchase requirements if it is later discovered that loans sold to FNMA do not meet FNMA guidelines. We have a three-year repurchase obligation from the time of origination to buy back originated loans that do not meet FNMA guidelines, and we are required to pay the full initial purchase price back to FNMA. We recognize a liability for the full amount of expected loan repurchases, which we estimate based on historical experience. The liability we record is equal to what we expect to buy back and, therefore, approximates fair value. Second, we make standard representations and warranties related to other loan transfers, breaches of which would require us to repurchase the transferred loans. Finally, we have limited repurchase obligations for certain loan transfers associated with credit-related events, such as early prepayment or events of default within 90 days after origination. Estimated losses associated with credit-related repurchases are evaluated pursuant to ASC 326. In the event of a repurchase, we are typically required to pay the purchase price of the loans transferred.
As of March 31, 2021 and December 31, 2020, the Company accrued liabilities within accounts payable, accruals and other liabilities in the Unaudited Condensed Consolidated Balance Sheets of $6,376 and $5,196, respectively, related to our estimated repurchase obligation, with the corresponding charges recorded within noninterest income — loan origination and sales in the Unaudited Condensed Consolidated Statements of Operations

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
and Comprehensive Loss. As of March 31, 2021 and December 31, 2020, the amount associated with loans sold that were subject to the terms and conditions of our repurchase obligations totaled $4.9 billion and $3.9 billion, respectively.
As of March 31, 2021 and December 31, 2020, the Company had a total of $9.3 million and $9.3 million, respectively, in letters of credit outstanding with financial institutions. These outstanding letters of credit were issued for the purpose of securing certain of the Company’s operating lease obligations. A portion of the letters of credit was collateralized by $3.3 million and $3.3 million of the Company’s cash as of March 31, 2021 and December 31, 2020, respectively, which is included within restricted cash and restricted cash equivalents in the Unaudited Condensed Consolidated Balance Sheets.
Mortgage Banking Regulatory Mandates
The Company is subject to certain state-imposed minimum net worth requirements for the states in which the Company is engaged in the business of a residential mortgage lender. Noncompliance with these requirements could result in potential fines or penalties imposed by the applicable state. Future events or changes in mandates may affect the Company’s ability to meet mortgage banking regulatory requirements. As of March 31, 2021 and December 31, 2020, the Company was in compliance with all minimum net worth requirements and, therefore, has not accrued any liabilities related to fines or penalties.
Retirement Plans
The Company has a 401(k) plan that covers all employees meeting certain eligibility requirements. The 401(k) plan is designed to provide tax-deferred retirement benefits in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Eligible employees may defer up to 100% of eligible compensation up to the annual maximum as determined by the Internal Revenue Service. The Company’s contributions to the plan are discretionary. The Company has not made any contributions to the plan to date.
Note 15. Loss Per Share
We compute loss per share attributable to common stock using the two-class method required for participating interests. Our participating interests include all series of our preferred stock. Series 1 preferred stock has preferential cumulative dividend rights. Pursuant to ASC 260, Earnings Per Share, for each period presented, we increased net loss by the contractual amount of dividends payable to Series 1 preferred stock before allocating any remaining undistributed earnings to all participating interests.
All other classes of preferred stock, except for Series C, have stated dividend rights, which have priority over undistributed earnings. The remaining losses are shared pro-rata among the preferred stock (with the exception of Series 1 preferred stock) and common stock outstanding during the measurement period, as if all of the losses for the period had been distributed. While our calculation of loss per share accounted for a loss allocation to all participating shares, we only presented loss per share below for our common stock. Basic loss per share of common stock is computed by dividing net loss, adjusted for the impact of Series 1 preferred stock dividends and loss allocated to other participating interests, by the weighted average number of shares of common stock outstanding during the period. Because of our reported net losses, we did not allocate any loss to participating interests in determining the numerator of the basic and diluted loss per share computation, as the allocation of loss would have been anti-dilutive. Further, we excluded the effect of all potentially dilutive common stock elements from the denominator in the computation of diluted loss per share, as their inclusion would have been anti-dilutive.

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

	Three Months Ended March 31,
	2021	2020
Numerator:
Net loss	$(177,564)	$(106,367)
Less: redeemable preferred stock dividends	(9,968)	(10,106)
Net loss attributable to common stockholders – basic and diluted	$(187,532)	$(116,473)
Denominator:
Weighted average common stock outstanding – basic	66,647,192	39,815,023
Weighted average common stock outstanding – diluted	66,647,192	39,815,023
Loss per share – basic	$(2.81)	$(2.93)
Loss per share – diluted	$(2.81)	$(2.93)

We excluded the effect of the below elements from our calculation of diluted loss per share, as their inclusion would have been anti-dilutive. These amounts represent the number of instruments outstanding at the end of each respective period:

	Three Months Ended March 31,
	2021	2020
Redeemable preferred stock exchangeable for common stock(1)	253,225,941	215,580,230
Redeemable preferred stock warrants exchangeable for common stock(1)	6,983,585	6,983,585
Contingent common stock(1)(2)	919,085	—
Common stock options(1)	16,174,520	17,400,048
Unvested RSUs(1)	26,831,732	18,156,174
____________________
(1)These potential common stock elements were anti-dilutive in the periods to which they applied, as there were no earnings attributable to common stockholders.
(2)For the three months ended March 31, 2021, includes 183,985 contingently issuable common stock in connection with our acquisition of 8 Limited, as further discussed in Note 2, and 735,100 contingently issuable common stock related to an adjustment to a common stock issuance in December 2020, as further discussed in Note 10.
Note 16. Business Segment Information
Each of our reportable segments is a strategic business unit that serves specific needs of our members based on the products and services provided. The segments are based on the manner in which management views the financial performance of the business. Contribution profit is the primary measure of segment profit and loss reviewed by the Chief Operating Decision Maker (“CODM”) and is intended to measure the direct profitability of each segment. Contribution profit is defined as total net revenue for each reportable segment less:
•fair value changes in servicing rights and residual interests classified as debt that are attributable to assumption changes, which impact the contribution profit within the Lending segment. These fair value changes are non-cash in nature and are not realized in the period; therefore, they do not impact the amounts available to fund our operations; and
•expenses directly attributable to the corresponding reportable segment. Directly attributable expenses primarily include compensation and benefits and sales and marketing, and vary based on the amount of activity within each segment. Directly attributable expenses also include loan origination and servicing expenses, professional services, occupancy related costs, and tools and subscriptions. Expenses are attributed to the reportable segments using either direct costs of the segment or labor costs that can be attributed based upon the allocation of employee time for individual products.
The reportable segments also reflect the Company’s organizational structure. Each segment has a segment manager who reports directly to the CODM. The CODM has ultimate authority and responsibility over resource allocation decisions and performance assessment.

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
The Company has three reportable segments: Lending, Financial Services and Technology Platform. The Lending segment includes our personal loan, student loan and home loan products and the related servicing activities and, for 2020, a commercial loan. We originate loans in each of the aforementioned channels with the objective of either selling whole loans or securitizing a pool of originated loans for transfer to third-party investors. Revenues in the Lending segment are driven by changes in the fair value of our whole loans and securitization interests, gains or losses recognized on transfers that meet the true sale requirements under ASC 860 and our servicing-related activities, which mainly consist of servicing fees and the changes in our servicing assets over time. We also earn the difference between interest income earned on our loans and interest expense on any loans that are financed. Interest expense primarily impacts our Lending segment, and we present interest income net of interest expense, as our CODM considers net interest income in addition to contribution profit in evaluating the performance of the Lending segment and making resource allocation decisions.
The Financial Services segment includes our SoFi Money product, SoFi Invest product, SoFi Credit Card product (which we launched in the third quarter of 2020), SoFi Relay personal finance management product and other financial services, such as lead generation and content for other financial services institutions and our members. SoFi Money provides members a digital cash management experience, interest income and the ability to separate money balances into various subcategories. SoFi Invest provides investment features and financial planning services that we offer to our members. Revenues in the Financial Services segment include payment network fees on our member transactions and pay for order flow, cryptocurrency transaction fees and share lending arrangements in our SoFi Invest product. Additionally, we earn referral fees in connection with referral activity we facilitate through our platform, which is not directly tied to a particular Financial Services product. The referral fee is paid to us by third-party partners that offer services to end users who do not use one of our product offerings, but who were referred to the partners through our platform.
The Technology Platform segment includes our Technology Platform fees, which commenced with our acquisition of Galileo in May 2020, as well as our equity method investment in Apex, which represents our portion of net earnings on clearing brokerage activity on the Apex platform. The Company purchased an initial interest in Apex in December 2018, and Apex was the Company’s only material equity method investment as of December 31, 2020. During January 2021, the seller of our Apex interest exercised the Seller Call Option, and as such we will no longer recognize Apex equity investment income subsequent to the call date. Due to the additional investment we made during 2020, we will maintain an immaterial investment in Apex, but will no longer qualify for equity method accounting. See Note 2 for additional information on the acquisition of Galileo, and Note 1 for additional information on our Apex equity method investment.
Non-segment operations are classified as Other, which includes net revenues associated with corporate functions that are not directly related to a reportable segment. These non-segment net revenues include interest income earned on corporate cash balances and interest expense on corporate borrowings, such as our revolving credit facility and, for the 2021 period, the seller note issued in connection with our acquisition of Galileo. During the three months ended March 31, 2021, net revenues within Other also included $211 of interest income and $169 of reversal of loss on discount to fair value in connection with related party transactions. During the three months ended March 31, 2020, net revenues within Other included $1,052 of interest income earned in connection with related party transactions. Refer to Note 13 for further discussion of our related party transactions.
The accounting policies of the segments are consistent with those described in Note 1, except for the accounting policies in relation to allocation of consolidated income and allocation of consolidated expenses, as described below.
The following tables present financial information, including the measure of contribution profit (loss), for each reportable segment for the periods indicated. The information is derived from our internal financial reporting used

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
for corporate management purposes. Assets are not allocated to reportable segments, as the Company’s CODM does not evaluate reportable segments using discrete asset information.

Three Months Ended March 31, 2021	Lending	Financial Services	Technology Platform(1)	Reportable Segments Total	Other	Total
Net revenue
Net interest income (loss)	$51,777	$229	$(36)	$51,970	$(4,690)	$47,280
Noninterest income	96,200	6,234	46,101	148,535	169	148,704
Total net revenue (loss)	$147,977	$6,463	$46,065	$200,505	$(4,521)	$195,984
Servicing rights – change in valuation inputs or assumptions(2)	12,109	—	—	12,109
Residual interests classified as debt – change in valuation inputs or assumptions(3)	7,951	—	—	7,951
Directly attributable expenses	(80,351)	(41,982)	(30,380)	(152,713)
Contribution profit (loss)	$87,686	$(35,519)	$15,685	$67,852

Three Months Ended March 31, 2020	Lending	Financial Services	Technology Platform(1)	Reportable Segments Total	Other	Total
Net revenue
Net interest income	$45,661	$215	$—	$45,876	$1,273	$47,149
Noninterest income	28,217	1,939	997	31,153	—	31,153
Total net revenue	$73,878	$2,154	$997	$77,029	$1,273	$78,302
Servicing rights – change in valuation inputs or assumptions(2)	(7,059)	—	—	(7,059)
Residual interests classified as debt – change in valuation inputs or assumptions(3)	14,936	—	—	14,936
Directly attributable expenses	(77,660)	(29,137)	—	(106,797)
Contribution profit (loss)	$4,095	$(26,983)	$997	$(21,891)
____________________
(1)Noninterest income within the Technology Platform segment for the three months ended March 31, 2021 and 2020 included $— and $997, respectively, of earnings from our equity method investment in Apex. See Note 1 under “—Equity Method Investments” for additional information. During the three months ended March 31, 2021, the five largest clients in the Technology Platform segment contributed 70% of the total net revenue within the segment, which represented 16% of our consolidated total net revenue.
(2)Reflects changes in fair value inputs and assumptions, including market servicing costs, conditional prepayment and default rates and discount rates. This non-cash change, which is recorded within noninterest income in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss is unrealized during the period and, therefore, has no impact on our cash flows from operations. As such, the changes in fair value attributable to assumption changes are adjusted to provide management and financial users with better visibility into the cash flows available to finance our operations.
(3)Reflects changes in fair value inputs and assumptions, including conditional prepayment and default rates and discount rates. When third parties finance our consolidated VIEs through purchasing residual interests, we receive proceeds at the time of the securitization close and, thereafter, pass along contractual cash flows to the residual interest owner. These obligations are measured at fair value on a recurring basis, with fair value changes recorded within noninterest income in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss. The fair value change attributable to assumption changes has no impact on our initial financing proceeds, our future obligations to the residual interest owner (because future residual interest claims are limited to securitization collateral cash flows), or the general operations of our business. As such, this non-cash change in fair value during the period is adjusted to provide management and financial users with better visibility into the cash flows available to finance our operations.

Social Finance, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
The following table reconciles contribution profit (loss) to loss before income taxes for the periods presented. Expenses not allocated to reportable segments represent items that are not considered by our CODM in evaluating segment performance or allocating resources.

	Three Months Ended March 31,
	2021	2020
Reportable segments total contribution profit (loss)	$67,852	$(21,891)
Other total net revenue (loss)	(4,521)	1,273
Servicing rights – change in valuation inputs or assumptions	(12,109)	7,059
Residual interests classified as debt – change in valuation inputs or assumptions	(7,951)	(14,936)
Expenses not allocated to segments:
Share-based compensation expense	(37,454)	(19,685)
Depreciation and amortization expense	(25,977)	(4,715)
Fair value change of warrant liability	(89,920)	(2,879)
Employee-related costs(1)	(32,280)	(27,896)
Other corporate and unallocated expenses(2)	(34,105)	(22,640)
Loss before income taxes	$(176,465)	$(106,310)
__________________
(1)Includes compensation, benefits, recruiting, certain occupancy-related costs and various travel costs of executive management, certain technology groups and general and administrative functions that are not directly attributable to the reportable segments.
(2)Includes corporate overhead costs that are not allocated to reportable segments, such as tools and subscription costs, corporate marketing costs and professional services costs.
In April 2020, the Company acquired 8 Limited for total consideration of $16,126, which represented the Company’s first international expansion. See Note 2 for additional information on the acquisition. As we do not have material operations outside of the U.S., we did not make the geographic disclosures pursuant to ASC 280, Segment Reporting. No single customer accounted for more than 10% of our consolidated revenues for any of the periods presented.
Note 17. Subsequent Events
Management of the Company performed an evaluation of subsequent events that occurred after the balance sheet date through the date of this filing. In addition to the item noted below, we discuss events that occurred after the balance sheet date throughout these Notes to Unaudited Condensed Consolidated Financial Statements.
During January 2021, Social Finance, Inc. entered into the Agreement by and among SCH and Merger Sub. The transactions contemplated by the terms of the Agreement were completed on May 28, 2021. See Note 2 for additional information on the transaction.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Social Finance Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Social Finance, Inc. and subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income (loss), changes in temporary equity and permanent equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes and the schedule listed in the Index at Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Fair Value Measurements — Valuation of Loans, Servicing Rights, Residual Investments, and Residual Interest Classified as Debt — Refer to Notes 1, 4, and 8 to the financial statements
Critical Audit Matter Description
The Company has elected the fair value option to measure loans, servicing rights, and residual investments, and measures residual interests classified as debt at fair value. The Company determines the fair value of each of its financial assets using a discounted cash flow methodology, while also considering market data as it becomes available. The Company classifies loans, servicing rights, residual investments, and residual interests classified as debt as Level 3 because the valuations utilize significant unobservable inputs.

The fair value measurement of loans, servicing rights, residual investments, and residual interests classified as debt involves judgements made by management, including the use of assumptions and estimates, some of which are unobservable and require significant judgement. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the fair value measurement of loans, servicing rights, residual investments, and residual interests classified as debt included the following, among others:
•We performed inquiries with management and the Company’s third-party valuation expert to understand the process for developing, and assumptions used in, the valuation models.
•We tested the completeness and accuracy of the source information derived from the Company’s loan data, which is used in the valuation model.
•With the assistance of our fair value specialists, we developed independent fair value estimates and compared our estimates to the Company’s estimates.
Acquisition of Galileo Financial Technologies, Inc. — Refer to Notes 1, 2 and 3 to the financial statements
Critical Audit Matter Description
The Company acquired 100% of the outstanding stock of Galileo Financial Technologies, Inc. ("Galileo”) and its subsidiaries on May 14, 2020 for a purchase price of $1.2 billion. The acquisition was accounted for using the acquisition method of accounting. Accordingly, the purchase consideration was allocated to the tangible and intangible assets acquired and liabilities assumed based on the estimated fair values, including developed technology and customer-related intangible assets of $378 million. Management used the income approach to estimate the fair value of the developed technology and customer-related intangible assets, which included using the multi-period excess earnings method and the with and without method, respectively. The fair value determination of developed technology and customer-related intangible assets required management to make significant estimates and assumptions related to estimated annual revenues and net cash flows, technology migration curve, revenue ramp-up period and discount rates.
Given the fair value determination of developed technology and customer-related intangible assets requires management to make significant estimates and assumptions related to the estimated annual revenues and net cash flows, technology migration curve, revenue ramp-up period, discount rates, and the selected income approach methodologies, performing audit procedures to evaluate the reasonableness of these estimates and assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the developed technology and customer-related intangible assets assumed for the Galileo acquisition included the following, among others:
•We assessed the reasonableness of management’s estimated annual revenues and net cash flows forecasts by comparing the projections to historical results of Galileo, as well as to certain peer companies of Galileo.
•We assessed the reasonableness of management’s assumption of the revenue ramp-up period by evaluating Galileo's historical growth trends, and testing the source information, including the number of existing customers through inspection of customer contracts.
•With the assistance of our fair value specialists, we evaluated:
◦the reasonableness of the income approach valuation methodologies by assessing management’s application of the multi-period excess earnings method and the with and without method,

◦the reasonableness of the technology migration curve and discount rates by developing a range of independent estimates and comparing those to the assumptions selected by management, and
◦the mathematical accuracy of the valuation by performing a recalculation.

/s/ Deloitte & Touche LLP
San Francisco, California
March 17, 2021

We have served as the Company’s auditor since 2017.

Social Finance, Inc.
Consolidated Balance Sheets
(In Thousands, Except for Share Data)

	December 31,
	2020	2019
Assets
Cash and cash equivalents	$872,582	$499,486
Restricted cash and restricted cash equivalents(1)	450,846	190,720
Loans(1)(2)	4,879,303	5,387,958
Servicing rights	149,597	201,618
Securitization investments	496,935	653,952
Equity method investments	107,534	104,049
Property, equipment and software	81,489	59,553
Goodwill	899,270	15,673
Intangible assets	355,086	11,783
Operating lease right-of-use assets	116,858	101,446
Related party notes receivable	17,923	9,174
Other assets(3)	136,076	53,748
Total assets	$8,563,499	$7,289,160
Liabilities, temporary equity and permanent deficit
Liabilities:
Accounts payable, accruals and other liabilities(1)	$452,909	$103,590
Operating lease liabilities	139,796	124,745
Debt(1)	4,798,925	4,688,378
Residual interests classified as debt(1)	118,298	271,778
Total liabilities	5,509,928	5,188,491
Commitments, guarantees, concentrations and contingencies (Note 15)
Temporary equity(4):
Redeemable preferred stock: 311,842,666 and 254,842,666 shares authorized; 256,459,941 and 218,814,230 shares issued and outstanding as of December 31, 2020 and 2019, respectively	3,173,686	2,439,731
Permanent deficit:
Common stock, $0.00 par value: 452,815,616 and 395,815,616 shares authorized; 66,034,174 and 39,614,844 shares issued and outstanding as of December 31, 2020 and 2019, respectively(5)	—	—
Additional paid-in capital	579,228	135,517
Accumulated other comprehensive loss	(166)	(21)
Accumulated deficit	(699,177)	(474,558)
Total permanent deficit	(120,115)	(339,062)
Total liabilities, temporary equity and permanent deficit	$8,563,499	$7,289,160
__________________
(1)Financial statement line items include amounts in consolidated variable interest entities (“VIEs”). See Note 5.
(2)As of December 31, 2020, includes loans measured at fair value of $4,859,068 and loans measured at amortized cost of $20,235. All loans as of December 31, 2019 are measured at fair value. See Note 4 and 8.
(3)Other assets includes accounts receivable, net, of $32,374 and $12,145 as of December 31, 2020 and 2019, respectively, with allowance for credit losses of $562 and $0, respectively.
(4)Redemption amounts are $3,210,470 and $2,476,891 as of December 31, 2020 and 2019, respectively.
(5)Includes 5,000,000 non-voting common shares authorized and 1,380,852 non-voting common shares issued and outstanding as of December 31, 2020 and 2019. See Note 11 for additional information.
The accompanying notes are an integral part of these consolidated financial statements.

Social Finance, Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(In Thousands, Except for Share and Per Share Data)

	Year Ended December 31,
	2020	2019	2018
Interest income
Loans	$330,353	$570,466	$568,209
Securitizations	24,031	23,179	19,300
Related party notes	3,189	3,338	—
Other	5,964	11,210	2,109
Total interest income	363,537	608,193	589,618
Interest expense
Securitizations and warehouses	155,150	268,063	330,186
Other	30,456	10,296	368
Total interest expense	185,606	278,359	330,554
Net interest income	177,931	329,834	259,064
Noninterest income
Loan origination and sales	371,323	299,265	123,046
Securitizations	(70,251)	(199,125)	(114,705)
Servicing	(19,426)	8,486	1,197
Technology Platform fees	90,128	—	—
Other	15,827	4,199	797
Total noninterest income	387,601	112,825	10,335
Total net revenue	565,532	442,659	269,399
Noninterest expense
Technology and product development	201,199	147,458	99,319
Sales and marketing	276,577	266,198	212,604
Cost of operations	178,896	116,327	88,885
General and administrative	237,381	152,275	121,948
Total noninterest expense	894,053	682,258	522,756
Loss before income taxes	(328,521)	(239,599)	(253,357)
Income tax (expense) benefit	104,468	(98)	958
Net loss	$(224,053)	$(239,697)	$(252,399)
Other comprehensive income (loss)
Foreign currency translation adjustments, net	(145)	(9)	21
Total other comprehensive income (loss)	(145)	(9)	21
Comprehensive loss	$(224,198)	$(239,706)	$(252,378)
Loss per share (Note 16)
Loss per share – basic	$(7.49)	$(7.00)	$(7.19)
Loss per share – diluted	$(7.49)	$(7.00)	$(7.19)
Weighted average common stock outstanding – basic	42,374,976	37,651,687	35,091,026
Weighted average common stock outstanding – diluted	42,374,976	37,651,687	35,091,026

The accompanying notes are an integral part of these consolidated financial statements.

Social Finance, Inc.
Consolidated Statements of Changes in Temporary Equity and Permanent Equity (Deficit)
(In Thousands, Except for Share Data)

	Common Stock		Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Permanent Equity (Deficit)	Temporary Equity
	Shares	Amount						Shares	Amount
Balance at January 1, 2018	39,492,695	$—	$113,820	$(2,914)	$(33)	$29,256	$140,129	199,355,696	$1,890,554
Stock-based compensation expense	—	—	42,936	—	—	—	42,936	—	—
Equity-based payments to non-employees	43,655	—	523	—	—	—	523	—	—
Vesting of RSUs	730,900	—	—	—	—	—	—	—	—
Stock withheld related to taxes on vested RSUs	(279,043)	—	(3,154)	—	—	—	(3,154)	—	—
Exercise of common stock options	812,467	—	2,581	—	—	—	2,581	—	—
Issuance of common stock in asset acquisition	87,311	—	941	—	—	—	941	—	—
Foreign currency translation adjustments, net of tax of $0	—	—	—	—	21	—	21	—	—
Net loss	—	—	—	—	—	(252,399)	(252,399)	—	—
Balance at December 31, 2018	40,887,985	$—	$157,647	$(2,914)	$(12)	$(223,143)	$(68,422)	199,355,696	$1,890,554
Stock-based compensation expense	—	—	60,936	—	—	—	60,936	—	—
Equity-based payments to non-employees	43,656	—	483	—	—	—	483	—	—
Vesting of RSUs	4,417,306	—	—	—	—	—	—	—	—
Stock withheld related to taxes on vested RSUs	(1,877,549)	—	(21,411)	—	—	—	(21,411)	—	—
Exercise of common stock options	1,879,956	—	7,844	—	—	—	7,844	—	—
Common stock purchases	(1,018,177)	—	—	—	—	(8,804)	(8,804)	—	—
Redeemable preferred stock dividends	—	—	(23,923)	—	—	—	(23,923)	—	—
Constructive retirement of treasury shares	(4,718,333)	—	—	2,914	—	(2,914)	—	—	—
Note receivable issuance to stockholder, inclusive of interest	—	—	(61,214)	—	—	—	(61,214)	—	—
Note receivable payments from stockholder, inclusive of interest	—	—	15,155	—	—	—	15,155	—	—
Issuance of redeemable preferred stock	—	—	—	—	—	—	—	19,458,534	551,577
Preferred stock issuance costs	—	—	—	—	—	—	—	—	(2,400)
Foreign currency translation adjustments, net of tax of $0	—	—	—	—	(9)	—	(9)	—	—
Net loss	—	—	—	—	—	(239,697)	(239,697)	—	—
Balance at December 31, 2019	39,614,844	$—	$135,517	$—	$(21)	$(474,558)	$(339,062)	218,814,230	$2,439,731

The accompanying notes are an integral part of these consolidated financial statements.

Social Finance, Inc.
Consolidated Statements of Changes in Temporary Equity and Permanent Equity (Deficit) (Continued)
(In Thousands, Except for Share Data)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Permanent Equity (Deficit)	Temporary Equity
	Shares	Amount					Shares	Amount
Balance at December 31, 2019	39,614,844	$—	$135,517	$(21)	$(474,558)	$(339,062)	218,814,230	$2,439,731
Stock-based compensation expense	—	—	99,870	—	—	99,870	—	—
Equity-based payments to non-employees	75,000	—	908	—	—	908	—	—
Vesting of RSUs	6,614,661	—	—	—	—	—	—	—
Stock withheld related to taxes on vested RSUs	(2,543,013)	—	(31,259)	—	—	(31,259)	—	—
Exercise of common stock options	1,169,956	—	3,781	—	—	3,781	—	—
Vested stock options assumed in acquisition	—	—	32,197	—	—	32,197	—	—
Common stock purchases	(65,882)	—	—	—	(566)	(566)	—	—
Redeemable preferred stock dividends	—	—	(40,536)	—	—	(40,536)	—	—
Note receivable issuance to stockholder, inclusive of interest	—	—	(1,764)	—	—	(1,764)	—	—
Note receivable payments from stockholder, inclusive of interest	—	—	47,823	—	—	47,823	—	—
Issuance of redeemable preferred stock	—	—	—	—	—	—	52,743,298	814,156
Preferred stock redemption	—	—	(52,658)	—	—	(52,658)	(15,097,587)	(80,201)
Issuance of common stock in acquisition	1,101,306	—	15,565	—	—	15,565	—	—
Issuance of common stock	20,067,302	—	369,840	—	—	369,840	—	—
Common stock issuance costs	—	—	(56)	—	—	(56)	—	—
Foreign currency translation adjustments, net of tax of $0	—	—	—	(145)	—	(145)	—	—
Net loss	—	—	—	—	(224,053)	(224,053)	—	—
Balance at December 31, 2020	66,034,174	$—	$579,228	$(166)	$(699,177)	$(120,115)	256,459,941	$3,173,686

The accompanying notes are an integral part of these consolidated financial statements.

Social Finance, Inc.
Consolidated Statements of Cash Flows
(In Thousands)

	Year Ended December 31,
	2020	2019	2018
Operating activities
Net loss	$(224,053)	$(239,697)	$(252,399)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	69,832	15,955	10,912
Deferred debt issuance and discount expense	28,310	33,205	23,858
Stock-based compensation expense	99,870	60,936	42,936
Equity-based payments to non-employees	908	483	523
Deferred income taxes	(104,504)	52	(1,089)
Equity method investment earnings	(4,314)	(869)	50
Accretion of seller note interest expense	6,002	—	—
Fair value changes in residual interests classified as debt	38,216	17,157	(27,481)
Fair value changes in securitization investments	(13,919)	(11,363)	(2,668)
Fair value changes in warrant liabilities	20,525	(2,834)	—
Fair value adjustment to related party notes receivable	319	—	—
Other	803	2,205	500
Changes in operating assets and liabilities:
Originations and purchases of loans	(10,406,813)	(11,579,679)	(12,001,921)
Proceeds from sales and repayments of loans	9,949,805	11,635,228	13,128,583
Other changes in loans	(58,743)	69,214	102,218
Servicing assets	52,021	(35,913)	(15,975)
Related party notes receivable interest income	1,121	(2,670)	—
Other assets	(29,883)	(18,171)	2,004
Accounts payable, accruals and other liabilities	95,161	2,028	13,226
Net cash provided by (used in) operating activities	$(479,336)	$(54,733)	$1,023,277
Investing activities
Purchases of property, equipment, software and intangible assets	$(24,549)	$(37,590)	$(13,729)
Related party notes receivable issuances	(7,643)	(9,050)	—
Purchases of non-securitization investments	(145)	(3,608)	(100,401)
Proceeds from non-securitization investments	974	—	—
Receipts from securitization investments	322,704	165,116	101,879
Acquisition of business, net of cash acquired	(32,392)	—	—
Net cash provided by (used in) investing activities	$258,949	$114,868	$(12,251)

The accompanying notes are an integral part of these consolidated financial statements.

Social Finance, Inc.
Consolidated Statements of Cash Flows (Continued)
(In Thousands)

	Year Ended December 31,
	2020	2019	2018
Financing activities
Proceeds from debt issuances	$10,234,378	$12,458,120	$13,702,867
Repayment of debt	(9,708,991)	(12,826,085)	(14,634,415)
Payment of debt issuance costs	(16,443)	(20,596)	(22,672)
Taxes paid related to net share settlement of stock-based awards	(31,259)	(21,411)	(3,154)
Purchases of common stock	(40)	(8,804)	—
Proceeds from stock option exercises	3,781	7,844	2,581
Note receivable issuance to stockholder	—	(58,000)	—
Note receivable principal repayments from stockholder	43,513	14,487	—
Proceeds from common stock issuances	369,840	—	—
Proceeds from redeemable preferred stock issuances	—	573,845	—
Payment of redeemable preferred stock issuance costs	—	(2,400)	—
Payment of redeemable preferred stock dividends	(40,536)	(23,923)	—
Finance lease principal payments	(489)	—	—
Net cash provided by (used in) financing activities	$853,754	$93,077	$(954,793)
Effect of exchange rates on cash and cash equivalents	(145)	(9)	21
Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	633,222	153,203	56,254
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of period	690,206	537,003	480,749
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	$1,323,428	$690,206	$537,003

Reconciliation to amounts on Consolidated Balance Sheets (as of period end)
Cash and cash equivalents	$872,582	$499,486	$325,114
Restricted cash and restricted cash equivalents	450,846	190,720	211,889
Total cash, cash equivalents, restricted cash and restricted cash equivalents	$1,323,428	$690,206	$537,003
The accompanying notes are an integral part of these consolidated financial statements.

Social Finance, Inc.
Consolidated Statements of Cash Flows (Continued)
(In Thousands)

	Year Ended December 31,
	2020	2019	2018
Supplemental cash flow information
Interest paid	$129,131	$224,916	$223,440
Income taxes paid	529	8	138

Supplemental non-cash investing and financing activities
Securitization investments acquired via loan transfers	$151,768	$351,254	$348,455
Redeemable preferred stock warrants accounted for as liabilities	—	22,268	—
Non-cash property, equipment, software and intangible asset additions	358	15,247	—
Deconsolidation of residual interests classified as debt	101,718	97,928	—
Deconsolidation of securitization debt	770,918	1,366,992	—
Issuance of residual interests classified as debt as consideration for loan additions	—	116,906	34,499
Deferred debt issuance costs accrued but not paid	1,600	—	—
Seller note issued in acquisition	243,998	—	—
Redeemable preferred stock issued in acquisition	814,156	—	—
Common stock options assumed in acquisition	32,197	—	—
Issuance of common stock in acquisition	15,565	—	941
Finance lease ROU assets acquired	15,100	—	—
Property, equipment and software acquired in acquisition	2,026	—	—
Debt assumed in acquisition	5,832	—	—
Accrued but unpaid deferred equity costs	56	—	—
Redeemed but unpaid common stock	526	—	—
Redeemed but unpaid redeemable preferred stock	132,859	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Social Finance, Inc.
Notes to Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Note 1. Organization, Summary of Significant Accounting Policies and New Accounting Standards
Organization
Social Finance, Inc. (collectively with its subsidiaries, “SoFi”, the “Company”, “we”, “us” or “our”) is a financial services platform. The Company was founded in 2011 to offer an innovative approach to the private student loan market by providing student loan refinancing options. Since its founding, SoFi has expanded its lending strategy to offer home loans, personal loans and credit cards. SoFi predominantly operates in the U.S. via its lending activities. The Company has also developed non-lending financial products, such as money management and investment product offerings, and has also leveraged its financial services platform to empower other businesses. Through strategic acquisitions made during the year ended December 31, 2020, the Company expanded its investment product offerings into Hong Kong, and now also operates as a platform-as-a-service for a variety of financial service providers, providing the infrastructure to facilitate core customer-facing and back-end capabilities, such as account setup, account funding, direct deposit, authorizations and processing, payments functionality and check account balance features.
Summary of Significant Accounting Policies
Basis of Presentation
The consolidated financial statements include the accounts of the Company, its wholly-owned and majority-owned subsidiaries and certain consolidated VIEs. All intercompany accounts were eliminated in consolidation. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States (“GAAP”) and in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”).
Use of Judgments, Assumptions and Estimates
The preparation of our Consolidated Financial Statements and related disclosures in conformity with GAAP requires management to make assumptions and estimates that affect the amounts reported in our Consolidated Financial Statements and accompanying notes. Management bases its estimates on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of our assets and liabilities. These judgments, assumptions and estimates include, but are not limited to, the following: (i) fair value measurements; (ii) stock-based compensation expense, and (iii) business combinations. These judgments, estimates and assumptions are inherently subjective in nature and, therefore, actual results may differ from our estimates and assumptions.
Business Combinations
We account for acquisitions of entities or asset groups that qualify as businesses using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Purchase consideration is allocated to the tangible and intangible assets acquired and liabilities assumed based on the estimated fair values as of the acquisition date, which are measured in accordance with the principles outlined in Accounting Standards Codification (“ASC”) 820, Fair Value Measurement. The determination of fair value requires management to make estimates about discount rates, future expected cash flows, market conditions and other future events that are highly subjective in nature. The excess of the total purchase consideration over the fair value of the identified net assets acquired is recognized as goodwill. See “— Goodwill and Intangible Assets” for our related accounting policy. The results of the acquired businesses are included in our results of operations beginning from the date of acquisition. Acquisition-related costs are expensed as incurred.
During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the allocation of purchase consideration and to the fair values of assets acquired and liabilities assumed to the extent that additional information becomes available. After this period, any subsequent adjustments are recorded in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Consolidation of Variable Interest Entities
We enter into arrangements in which we originate loans, establish a special purpose entity (“SPE”), and transfer loans to the SPE. We retain the servicing rights of those loans and hold additional interests in the SPE. We evaluate each such arrangement to determine whether we have a variable interest. If we determine that we have a variable interest in an SPE, we then determine whether the SPE is a VIE. If the SPE is a VIE, we assess whether we are the primary beneficiary of the VIE, such that we must consolidate the VIE on our Consolidated Balance Sheets. To determine if we are the primary beneficiary, we identify the most significant activities and determine who has the power over those activities, and who absorbs the variability in the economics of the VIE. As of December 31, 2020 and 2019, we had 15 and 18 consolidated VIEs, respectively, on our Consolidated Balance Sheets. Refer to Note 5 for more details regarding our consolidated VIEs. As of each balance sheet date presented, there was one consolidated VIE which did not have securitization debt.
We periodically reassess our involvement with each VIE in which we have a variable interest. We monitor matters related to our ability to control economic performance, such as management of the SPE and its underlying loans, contractual changes in the services provided, the extent of our ownership, and the rights of third parties to terminate us as the VIE servicer. In addition, we monitor the financial performance of each VIE for indications that we may or may not have the right to absorb benefits or the obligation to absorb losses associated with variability in the financial performance of the VIE that could potentially be significant to that VIE, which we define as a variable interest of greater than 10%.
A significant change to the pertinent rights of us or other parties, or a significant change to the ranges of possible financial performance outcomes used in our assessment of the variability of cash flows due to us, could impact the determination of whether or not a VIE should be consolidated in future periods. VIE consolidation and deconsolidation may lead to increased volatility in our financial results and impact period-over-period comparability. Our maximum exposure to loss as a result of our involvement with consolidated VIEs is limited to our investment, which is eliminated in consolidation. There are no liquidity arrangements, guarantees or other commitments by third parties that may affect the fair value or risk of our variable interests in consolidated VIEs.
Foreign Currency Translation Adjustments
We revalue assets, liabilities, income and expense denominated in non-U.S. currencies into U.S. dollars using applicable exchange rates. Gains and losses relating to foreign currency translation adjustments are included in accumulated other comprehensive loss in our Consolidated Balance Sheets.
Fair Value Measurements
Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We use a three-level fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available and to minimize the use of unobservable inputs when determining fair value. The three levels are defined as follows:
•Level 1 — Quoted prices in active markets for identical assets or liabilities, accessible by us at the measurement date.
•Level 2 — Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.
•Level 3 — Unobservable inputs for assets or liabilities for which there is little or no market data, which requires us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models, or similar techniques, which incorporate

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
management’s own estimates of assumptions that market participants would use in pricing the asset or liability.
A financial instrument’s categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Instruments are categorized in Level 3 of the fair value hierarchy based on the significance of unobservable factors in the overall fair value measurement. As a result, the related gains and losses for assets and liabilities within the Level 3 category presented in Note 8 may include changes in fair value that are attributable to both observable and unobservable inputs.
Transfers of Financial Assets
The transfer of an entire financial asset and, to a much lesser extent, a participating interest in an entire financial asset in which we surrender control over the asset is accounted for as a sale if all of the following conditions are met:
•the financial asset is isolated from the transferor and its consolidated affiliates as well as its creditors, even in bankruptcy or other receivership;
•the transferee or beneficial interest holders have the right to pledge or exchange the transferred financial asset; and
•the transferor, its consolidated affiliates and its agents do not maintain effective control over the transferred financial asset.
Loan sales are aggregated in the financial statements due to the similarity of both the loans transferred and servicing arrangements. The portion of our income relating to ongoing servicing and the fair value of our servicing rights are dependent upon the performance of the sold loans. We measure the gain or loss on the sale of financial assets as the net assets received from the sale less the carrying amount of the loans sold. The net assets received from the sale represent the fair value of any assets obtained or liabilities incurred as part of the transaction, including but not limited to cash, servicing assets, retained securitization investments and recourse obligations.
When securitizing loans, we employ a two-step transaction that includes the isolation of the underlying loans in a trust and the sale of beneficial interests in the trust to a bankruptcy-remote entity. Transfers of financial assets that do not qualify for sale accounting are reported as secured borrowings. Accordingly, the related assets remain on our Consolidated Balance Sheets and continue to be reported and accounted for as if the transfer had not occurred. Cash proceeds received from these transfers are reported as liabilities, with related interest expense recognized over the life of the related secured borrowing.
As a component of the loan sale agreements, we make certain representations to third parties that purchase our previously-held loans, some of which include Federal National Mortgage Association (“FNMA”) repurchase requirements and all of which are standard in nature and do not constrain our ability to recognize a sale for accounting purposes. Any significant estimated post-sale obligations or contingent obligations to the purchaser of the loans arising from these representations are accrued if probable and estimable. Pursuant to ASC 460, Guarantees, we establish a loan repurchase liability, which is based on historical experience and any current developments which would make it probable that we would buy back loans previously sold to third parties at the historical sales price. The loan repurchase liability is presented within accounts payable, accruals and other liabilities in the Consolidated Balance Sheets, with the corresponding charges recorded within noninterest income — loan origination and sales in the Consolidated Statements of Operations and Comprehensive Income (Loss).
Cash and Cash Equivalents
Cash and cash equivalents include unrestricted deposits with financial institutions in checking, money market and short-term certificate of deposit accounts. We consider all highly liquid investments with original maturity dates of three months or less to be cash equivalents.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Restricted Cash and Restricted Cash Equivalents
Restricted cash and restricted cash equivalents consist primarily of cash deposits, certificate of deposit accounts held on reserve, money market funds held by consolidated VIEs, funds reserved for committed stock purchases, and collateral collection balances. These accounts are earmarked as restricted because these balances are either held in escrow as required for certain debt facilities and derivative agreements or represent consolidated VIE cash balances that we cannot use for general operating purposes.
Loans
Our loan portfolio consists of personal loans, student loans and home loans, which are measured at fair value, and credit card loans and a commercial loan, which are measured at amortized cost and were new to our business in 2020.
Loans Measured at Fair Value
Our personal, student and home loans are carried at fair value on a recurring basis and, therefore, all direct fees and costs related to the origination process are recognized in earnings as earned or incurred. We elected the fair value option to measure these loans, as we believe that fair value best reflects the expected economic performance of the loans, as well as our intentions given our gain on sale origination model. We record the initial fair value measurement and subsequent measurement changes in fair value in the period in which the changes occur within noninterest income — loan origination and sales in the Consolidated Statements of Operations and Comprehensive Income (Loss). Our consolidated loans are originated with the intention to sell to third-party investors and are, therefore, considered held for sale. Securitized loans are assets held by consolidated SPEs as collateral for bonds issued, for which fair value changes are recorded within noninterest income — securitizations in the Consolidated Statements of Operations and Comprehensive Income (Loss). Gains or losses recognized upon deconsolidation of a VIE are also recorded within noninterest income — securitizations.
Loans do not trade in an active market with readily observable prices. We determine the fair value of our loans using a discounted cash flow methodology, while also considering market data as it becomes available. We classify loans as Level 3 because the valuations utilize significant unobservable inputs.
We consider a loan to be delinquent when the borrower has not made the scheduled payment amount within one day of the scheduled payment date, provided the borrower is not in school or in deferment, forbearance or within an agreed-upon grace period. Loan deferment is a provision in the student loan contract that permits the borrower to defer payments while enrolled at least half time in school. During the deferment period, interest accrues on the loan balance and is capitalized to the loan when the loan enters repayment status, which begins when the student no longer qualifies for deferment.
Whereas deferment only relates to student loans, forbearance applies to student loans, personal loans and home loans. A borrower in repayment may generally request forbearance for reasons including a FEMA-declared disaster, unemployment, economic hardship or general economic uncertainty. Forbearance typically cannot exceed a total of 12 months over the life of the loan. During the year ended December 31, 2020, requests for forbearance have also included impacts related to the COVID-19 pandemic. If forbearance is granted, interest continues to accrue during the forbearance period and is capitalized to the loan when the borrower resumes making payments. At the conclusion of a forbearance period, the contractual monthly payment is recalculated and is generally higher as a result.
Delinquent loans are charged off after 120 days of nonpayment or on the date of confirmed loss, at which time we stop accruing interest and reverse all accrued but unpaid interest as of such date. Additional information about our loans measured at fair value is included in Note 4 through Note 6, as well as Note 8.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Loans Measured at Amortized Cost
As of December 31, 2020, loans measured at amortized cost include credit card loans and a commercial loan. We did not have any loans measured at amortized cost as of December 31, 2019. For loans measured at amortized cost, we present accrued interest within loans in the Consolidated Balance Sheets.
During the fourth quarter of 2020, we issued a commercial loan, which had a principal balance of $16,500 and accumulated unpaid interest of $12 as of December 31, 2020, all of which was repaid during January 2021.
We launched our credit card product in the third quarter of 2020, which was expanded to a broader market in the fourth quarter of 2020. Credit card loans are reported as delinquent when they become 30 or more days past due. Credit card loans will be charged off after 180 days of nonpayment or on the date of the confirmed loss, at which time we will stop accruing interest and reverse all accrued but unpaid interest as of such date. When payments are received against charged off credit card loans, we will use the cash basis method and resume the accrual of interest. As our credit card loans were outstanding for less than 180 days as of December 31, 2020, there were no credit card loans subject to charge off.
The following table presents the aging analysis of our credit card loans as of December 31, 2020, which excludes accrued interest of $2:

	December 31, 2020
		Delinquent Loans
	Current	30–59 Days	60–89 Days	≥ 90 Days	Total Delinquent Loans	Total Loans
Credit card loans	$3,864	$74	$2	$—	$76	$3,940
We did not have any credit card loans that were 90 days or more past due nor any credit card loans on nonaccrual status as of December 31, 2020.
Allowance for Credit Losses
Effective January 1, 2020, we adopted the provisions of Accounting Standards Update (“ASU”) 2016-13, Measurement of Credit Losses on Financial Instruments, which requires upfront recognition of lifetime expected credit losses using a current expected credit loss model. As of December 31, 2020, the standard was applicable to (i) cash equivalents and restricted cash equivalents, (ii) accounts receivable from contracts with customers, inclusive of servicing related receivables, (iii) related party notes receivable, (iv) margin receivables, which were attributable to our activities at 8 Limited, (v) certain loan repurchase reserves representing guarantees of credit exposure, and (vi) loans measured at amortized cost, including credit card loans and a commercial loan, which were new to our business in 2020. We did not recognize any allowance for credit losses on our single commercial loan as of December 31, 2020 because it was fully repaid prior to the issuance of our year-end financial statements. Our approaches to measuring the allowance for credit losses on the other applicable financial assets are as follows:
Cash equivalents and restricted cash equivalents: Our cash equivalents and restricted cash equivalents are short-term in nature and of high credit quality; therefore, we determined that our exposure to credit losses over the life of these instruments was immaterial.
Accounts receivable from contracts with customers: Accounts receivable from contracts with customers as of the balance sheet date are recorded at their original invoice amounts reduced by any allowance for credit losses. In accordance with the standard, we pool our accounts receivable, all of which are short-term in nature and arise from contracts with customers, based on shared risk characteristics to assess their risk of loss, even when that risk is remote. Certain of our historical accounts receivable balances did not have any write-offs. We use the aging method to establish an allowance for expected credit losses on accounts receivable balances and consider whether current conditions or reasonable and supportable forecasts about future conditions warrant an adjustment to our historical loss experience. In applying such adjustments, we primarily evaluate changes in customer creditworthiness, current

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
economic conditions, expectations of near-term economic trends and changes in customer payment terms and collection trends.
When we determine that a receivable is not collectible, we write off the uncollectible amount as a reduction to both the allowance and the gross asset balance. Recoveries are recorded when received and credited to provision for credit losses. Accrued interest is excluded from the measurement of the allowance for credit losses. Any change in the assumptions used in analyzing a specific account receivable may result in an additional allowance for credit losses being recognized in the period in which the change occurs. See “— Recently Adopted Accounting Standards” for discussion of our adoption of the provisions of ASU 2016-13 and Note 7 for additional information on our accounts receivable.
Related party notes receivable: Our related party notes receivable consist of loans to an equity method investee, as further discussed in Note 14. We determined that our exposure to credit losses on our related party notes receivable was immaterial. Subsequent to the balance sheet date, the equity method investee paid off the outstanding principal balance and accrued interest. See Note 18 for additional information.
Margin receivables: Our margin receivables of $1.6 million as of December 31, 2020 associated with margin lending services we offer to members through 8 Limited, which we acquired in 2020, are fully collateralized by the borrowers’ securities under collateral maintenance provisions, to which we regularly monitor adherence. Therefore, using the practical expedient in ASC 326-20-35-6, Financial Instruments — Credit Losses, we did not record expected credit losses on this pool of margin receivables, as the fair value of the underlying collateral is expected to exceed the amortized cost of the receivables.
Loan repurchase reserves: We issue financial guarantees related to certain non-agency loan transfers, which are subject to repurchase based on the occurrence of certain credit-related events within a specified amount of time following loan transfer, which does not exceed 90 days from origination. We estimate the contingent guarantee liability based on our historical repurchase activity for similar types of loans and assess whether adjustments to our historical loss experience are required based on current conditions and forecasts of future conditions, as appropriate, as our exposure under the guarantee is short-term in nature. See Note 15 for additional information on our guarantees.
Credit card loans: Our credit card loan portfolio had a carrying value of $3,723 as of December 31, 2020. Accordingly, our estimate of the allowance for credit losses as of December 31, 2020 of $219 was immaterial to the Consolidated Financial Statements. Our credit card loan portfolio consists of small balance, homogenous loans. We pool credit card loans using ten internal risk tier categories. We assign the risk tier of our credit card loans primarily based on credit scores, such as FICO, and utilizing a proprietary risk model that relies on other attributes from the credit bureau data to model account-level charge off probability. These pools will be reassessed periodically to confirm that all loans within each pool continue to share similar risk characteristics. As we do not yet have meaningful historical credit card data, we establish an allowance for the pooled credit card loans within each internal risk tier using a combination of historical industry and bureau data, which are then adjusted for current conditions and reasonable and supportable forecasts of future conditions, including economic conditions. We apply the probability-of-default and loss-given-default methods to the drawn balance of credit card loans within each internal risk tier to estimate the lifetime expected credit losses within each tier, which are then aggregated to determine the allowance for credit losses. We estimate the average life over which expected credit losses may occur for the pools of credit card loans within each risk tier using historical industry data for credit card loans with comparable risk profiles, which primarily reflects expectations of future payments on the credit card account. Similarly, we estimate the expected annual loss rate for the pools of credit card loans within each risk tier using historical credit bureau data for credit card loans with comparable risk profiles. We do not measure credit losses on the undrawn credit exposure, as such undrawn credit exposure is unconditionally cancellable by us. Management further considers an evaluation of overall portfolio credit quality based on indicators such as changes in our credit decisioning process, underwriting and collection management policies; the effects of external factors, such as regulatory requirements; general economic conditions and inherent uncertainties in applying the methodology. The assignment of internal risk tiers and determination of comparable industry and credit bureau data involves subjective management judgment.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
When a credit card loan is charged off, which was not applicable to the current period, we will record a reduction to the allowance and the credit card loan balance. Accrued interest associated with a charged off receivable will be reversed through interest income. We did not have any accrued interest receivables written off during the year ended December 31, 2020. Recoveries of amounts previously charged off will be recorded when received as a direct reduction to the provision for credit losses. We elected to exclude interest on credit card loans from the measurement of our allowance, as our policy allows for accrued interest to be reversed in a timely manner. Further, we elected the practical expedient to exclude the accrued interest component of our credit card loans from the quantitative disclosures presented in accordance with the guidance.
When necessary, we will apply a separate credit loss methodology to assets that have deteriorated in credit quality and, as such, no longer share similar risk characteristics with other assets in the pool. We will either estimate the allowance for credit losses on such assets with deteriorated credit quality individually based on individual risk characteristics or as part of a separate pool of assets that shares similar risk characteristics.
Servicing Rights
Each time we enter into a servicing agreement, we determine whether we should record a servicing asset, servicing liability, or neither a servicing asset nor liability. We elected the fair value option to measure our servicing rights subsequent to initial recognition. We measure the initial and subsequent fair value of our servicing rights using a discounted cash flow methodology, which includes our contractual servicing fee, ancillary income, prepayment rate assumptions, default rate assumptions, a discount rate commensurate with the risk of the servicing asset or liability being valued, and an assumed market cost of servicing, which is based on active quotes from third-party servicers. For servicing rights retained in connection with loan transfers that do not meet the requirements for sale accounting treatment, there is no recognition of a servicing asset or liability.
Servicing rights are initially measured at fair value and recognized as a component of the gain or loss from sales of loans and the initial capitalization is reported within noninterest income — loan origination and sales in the Consolidated Statements of Operations and Comprehensive Income (Loss). Servicing rights are measured at fair value at each subsequent reporting date and changes in fair value are reported in earnings in the period in which they occur. Subsequent measurement changes, including servicing fee payments and fair value changes, are included within noninterest income — servicing in the Consolidated Statements of Operations and Comprehensive Income (Loss). We elected the fair value option to measure our servicing rights to better align with the valuation of our loans, which are impacted by similar factors, such as conditional prepayment rates. We consider the risk of the assets and the observability of inputs in determining the classes of servicing rights. We have three classes of servicing assets: personal loans, home loans and student loans. No servicing was acquired or assumed from a third party during the years ended December 31, 2020, 2019 and 2018. There is prepayment and delinquency risk inherent in our servicing rights, but we currently do not use any instruments to mitigate such risks.
See Note 8 for the key inputs used in the fair value measurements of our classes of servicing rights.
Securitization Investments
In Company-sponsored securitization transactions that meet the applicable criteria to be accounted for as a sale, we retain certain residual interests and asset-backed bonds. We measure these investments at fair value on a recurring basis. Gains and losses related to our securitization investments are reported within noninterest income — securitizations in the Consolidated Statements of Operations and Comprehensive Income (Loss). We determine the fair value of our securitization investments using a discounted cash flow methodology, while also considering market data as it becomes available. We classify the residual investments as Level 3 due to the reliance on significant unobservable valuation inputs. We classify asset-backed bonds as Level 2 due to the use of quoted prices for similar assets in markets that are not active, as well as certain factors specific to us.
Our residual investments accrete interest income over the expected life using the effective yield method pursuant to ASC 325-40, Investments — Other, which reflects a portion of the overall fair value adjustment recorded each period on our residual investments. On a quarterly basis, we reevaluate the cash flow estimates over the life of

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
the residual investments to determine if a change to the accretable yield is required on a prospective basis. Additionally, we record interest income associated with asset-backed bonds over the term of the underlying bond using the effective interest method on unpaid bond amounts. Interest income on residual investments and asset-backed bonds is presented within interest income — securitizations in the Consolidated Statements of Operations and Comprehensive Income (Loss).
See Note 8 for the key inputs used in the fair value measurements of our residual investments and asset-backed bonds.
Equity Method Investments
We purchased a 16.7% interest in Apex Clearing Holdings, LLC (“Apex”) for $100,000 in December 2018, which represented our only significant equity method investment. This equity method investment was motivated by us seeking partial integration of transaction clearing and asset custody functions integral to our investment brokerage business, and the desire to diversify our earnings from lending and financial services activities. Based on accounting guidance in ASC 323, Investments — Equity Method and Joint Ventures, we concluded that we had significant influence over Apex because of our representation on Apex’s board of directors. However, we did not control Apex and, therefore, accounted for our investment under the equity method of accounting. We initially measured our equity method investments at cost, which included direct acquisition costs.
We recorded our portion of Apex equity method earnings within noninterest income — other in the Consolidated Statements of Operations and Comprehensive Income (Loss) and as an increase to the carrying value of our equity method investment in the Consolidated Balance Sheets. We recognized equity method earnings on our investment in Apex of $4,442, $795 and $117 during the years ended December 31, 2020, 2019 and 2018, respectively. Our recognized equity method earnings included basis difference amortization. Additionally, in 2020, our equity method earnings included an impairment charge, as further discussed below. The investment in Apex resulted in a $76,305 basis difference between the purchase price of the equity method investment and our ownership percentage of Apex’s net assets on the date of investment. The basis difference was attributable to separately-identified Apex software, definite-lived intangible assets and equity method goodwill. The basis difference attributable to software and definite-lived intangible assets was amortized into income as an offset to equity method earnings from Apex over the useful lives of the separately-identified Apex software and definite-lived intangible assets, which ranged from three to nine years. Our policy for amortizing separately-identified Apex assets was consistent with our policy for amortizing our purchased software and definite-lived intangible assets of a similar type.
We assess our Apex investment for possible impairment when events indicate that the fair value of the investment may be below its carrying value. When a decline in fair value is determined to be other than temporary, we adjust the carrying value of the investment to its fair value and record the impairment expense within noninterest income — other in the Consolidated Statements of Operations and Comprehensive Income (Loss). In determining whether a decline in fair value is other than temporary, we consider factors such as the duration and extent of the decline, the investee’s financial performance, and our ability and intent to retain the investment for a duration sufficient to allow for any anticipated recovery of the investment’s market value. The cost basis of the investment is not adjusted for subsequent recoveries in fair value. We did not recognize any impairment related to our Apex equity method investment during the years ended December 31, 2019 and 2018. See below for impairment recognized during the year ended December 31, 2020.
The seller of the Apex interest had call rights over our initial equity interest in Apex (“Seller Call Option”) from April 14, 2020 (“Option Start Date”) to December 14, 2023. If the Seller Call Option was exercised on or before the one-month anniversary of the Option Start Date, the aggregate purchase price would be equal to $100,000. If the Seller Call Option was exercised after the one-month anniversary of the Option Start Date, the aggregate purchase price would be $100,000 plus a per diem amount of $27 for each day elapsed following the Option Start Date. We concluded that the Seller Call Option was neither a freestanding derivative, nor an embedded derivative that required separate classification on our Consolidated Balance Sheets. Therefore, we evaluated the provisions of the Seller Call Option arrangement in our investment impairment assessment at each reporting date.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
During January 2021, the seller of our Apex interest exercised the Seller Call Option on our initial Apex equity investment. Therefore, we will no longer recognize Apex equity investment income subsequent to the call date. We measured the carrying value of the Apex equity method investment as of December 31, 2020 equal to the call payment that we received in January 2021 of $107,534, which resulted in the recognition of an impairment charge of $4,340 during the fourth quarter of 2020. During the year ended December 31, 2020, we invested an additional $145 in Apex. We had a total equity method investment balance of $102,946 as of December 31, 2019 related to our investment in Apex, which included $1,633 of direct acquisition costs that were capitalized as part of the equity method investment balance. We did not receive any distributions during the years ended December 31, 2020, 2019 or 2018. Due to the additional investment we made during 2020, we will maintain an immaterial investment in Apex, but we will no longer qualify for equity method accounting, given our lack of influence and infinitesimal ownership percentage in Apex.
As of December 31, 2019, we also had a total equity method investment balance related to a residential mortgage origination joint venture of $1,103. During the year ended December 31, 2020, this joint venture was discontinued, at which point we received a closing distribution of $974 related to this investment, and we recognized an immaterial loss on the dissolution date. Historically, the income and loss related to this joint venture was immaterial, and we made an immaterial incremental investment during 2019.
We evaluate our equity method investments for significance in accordance with Regulation S-X, Rule 3-09 (“Rule 3-09”) and Regulation S-X, Rule 4-08(g) (“Rule 4-08(g)”) and present separate annual financial statements or summarized financial information, respectively, as required by those rules. See Note 14 for the financial information of the entities in which we have equity method investments.
Property, Equipment and Software
All property, equipment and software are initially recorded at cost; repairs and maintenance are expensed as incurred. Computer hardware, furniture and fixtures, finance lease ROU assets and software are depreciated or amortized on a straight-line basis over the estimated useful life of each class of depreciable or amortizable assets (ranging from 2.5 to 7.0 years). Leasehold improvements are amortized over the shorter of the respective lease term or the estimated lives of the leasehold improvements.
Software includes both purchased and internally-developed software. Internally-developed software is capitalized when preliminary project efforts are successfully completed, and it is probable that both the project will be completed and the software will be used as intended. Capitalized costs consist of salaries and compensation costs for employees, fees paid to third-party consultants who are directly involved in development efforts and costs incurred for upgrades and functionality enhancements. Other costs are expensed as incurred.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
The table below presents our major classes of depreciable and amortizable assets by function as of the dates indicated:

	Gross Balance	Accumulated Depreciation/Amortization	Carrying Value
December 31, 2020
Computer hardware(1)	$13,494	$(6,037)	$7,457
Leasehold improvements	36,725	(7,920)	28,805
Furniture and fixtures(2)	12,361	(5,251)	7,110
Software(3)	42,323	(18,587)	23,736
Finance lease ROU assets(4)	15,100	(719)	14,381
Total	$120,003	$(38,514)	$81,489
December 31, 2019
Computer hardware	$6,518	$(3,052)	$3,466
Leasehold improvements	35,571	(3,923)	31,648
Furniture and fixtures(2)	9,736	(3,134)	6,602
Software	26,188	(8,351)	17,837
Total	$78,013	$(18,460)	$59,553
__________________
(1)During the year ended December 31, 2020, we recognized computer hardware assets primarily associated with our acquisition of Galileo and expansion of one of the Galileo data centers, as well as to accommodate our growing workforce and our remote work environment during the COVID-19 pandemic.
(2)As of December 31, 2020, furniture and fixtures included office equipment as well as other furniture and fixtures associated with SoFi Stadium. The description as of December 31, 2019 was changed to conform to the current period presentation.
(3)During the year ended December 31, 2020, we recognized software assets primarily for internally-developed software projects related to significant development and enhancements for SoFi Money, SoFi Invest, Technology Platform and SoFi Credit Card.
(4)As of December 31, 2020, finance lease ROU assets included our rights to certain physical signage within SoFi Stadium. See Note 15 for additional information on our leases.
Depreciation and amortization expense for the years ended December 31, 2020, 2019 and 2018 was $20,097, $12,947 and $7,609, respectively. We recognized software abandonment of $2,137 during the year ended December 31, 2019. There was no software abandonment during the years ended December 31, 2020 and 2018. There were no fixed asset or software impairments during any of the years presented.
Goodwill and Intangible Assets
Goodwill represents the fair value of an acquired business in excess of the fair value of the identified net assets acquired. Goodwill is tested for impairment annually or whenever indicators of impairment exist. We apply the provisions of ASU 2017-04, Simplifying the Test for Goodwill Impairment, to calculate goodwill impairment (if any) on at least an annual basis, which provides for an unconditional option to bypass the qualitative assessment.
Impairment of goodwill is the condition that exists when the carrying amount of a reporting unit that includes goodwill exceeds its fair value. A goodwill impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. Therefore, if the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. Our annual impairment testing date is October 1.
Intangible assets as of December 31, 2020 included acquired technology; customer-related contracts; trade names, trademarks and domain names; core banking infrastructure; and broker-dealer license and trading rights. Definite-lived intangible assets are straight-line amortized over their useful lives and reviewed for impairment annually and whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. We do not have any indefinite-lived intangible assets.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
See Note 2 and Note 3 for further discussion of goodwill and intangible assets, including those recognized in connection with recent business acquisitions.
Leases
In accordance with ASC 842, Leases, which we began applying as of January 1, 2019, we determine if an arrangement is or contains a lease at inception of the contract. A contract is or contains a lease if the contract conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration. For our current office and non-office classes of operating leases, we elected the practical expedient to choose not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component. For our current classes of finance leases, we did not elect to apply this practical expedient and, instead, separately identify and measure the non-lease components of the contracts. As an accounting policy election, we apply the short-term lease exemption practical expedient to any lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that we are reasonably certain to exercise.
Operating leases are presented within operating lease right-of-use (“ROU”) assets and operating lease liabilities in the Consolidated Balance Sheets. Finance lease ROU assets are presented within property, equipment and software and finance lease liabilities are presented within accounts payable, accruals and other liabilities in the Consolidated Balance Sheets. Operating and finance lease ROU assets represent our right to use an underlying asset for the lease term and operating and finance lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As our leases do not provide an implicit borrowing rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.
The operating lease ROU assets are increased by any prepaid lease payments and are reduced by any unamortized lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Base rent is subject to rent escalations on each annual anniversary from the lease commencement dates. Lease expense for lease payments, including any step rent provisions specified in the lease agreements, is recognized on a straight-line basis over the lease term and is allocated among the components of noninterest expense in the Consolidated Statements of Operations and Comprehensive Income (Loss). The finance lease ROU assets are depreciated on a straight-line basis over the estimated useful life of seven years. Interest expense on finance leases is recognized for the difference between the present value of the lease liabilities and the scheduled lease payments within interest expense — other in the Consolidated Statements of Operations and Comprehensive Income (Loss).
See Note 15 for additional information on our leases.
Derivative Financial Instruments
We enter into derivative contracts to manage future loan sale execution risk. We did not elect hedge accounting, as management’s hedging intentions are to economically hedge the risk of unfavorable changes in the fair value of our student loans, personal loans and home loans. Our derivative instruments include interest rate futures, interest rate options, interest rate swaps, interest rate lock commitments (“IRLC”), credit default swaps and mortgage pipeline hedges. The interest rate futures, interest rate options and mortgage pipeline hedges are measured at fair value and categorized as Level 1 fair value assets and liabilities, as all contracts held are traded in active markets for identical assets or liabilities and quoted prices are accessible by us at the measurement date. The interest rate swaps are measured at fair value and categorized as Level 2 fair value assets and liabilities, as all contracts held are traded in active markets for similar assets or liabilities and other observable inputs are available at the measurement date. IRLCs are categorized as Level 3 fair value assets and liabilities, as the fair value is highly dependent on an assumed loan funding probability. Changes in derivative instrument fair values are recognized in earnings as they occur. For the years ended December 31, 2020, 2019 and 2018, we recorded a gain (loss) of $(40,299), $(23,887) and $38,205, respectively, in the Consolidated Statements of Operations and Comprehensive Income (Loss) within noninterest

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
income — loan origination and sales related to our derivative assets and liabilities associated with our management of future loan sale execution risk. The loss during the year ended December 31, 2020 was inclusive of a $22,269 gain on credit default swaps that were opened and settled during the 2020 period. Depending on the measurement date position, derivative financial instruments are presented within other assets or accounts payable, accruals and other liabilities in the Consolidated Balance Sheets.
In addition, in the past we have entered into derivative contracts to hedge the market risk associated with some of our non-securitization investments, which are also presented within other assets or accounts payable, accruals and other liabilities in the Consolidated Balance Sheets. Gains and losses are recorded within noninterest income — other in the Consolidated Statements of Operations and Comprehensive Income (Loss). For the years ended December 31, 2020 and 2019, we recorded a gain (loss) of $996 and $(1,151), respectively. There was no gain or loss recorded for the year ended December 31, 2018.
Certain derivative instruments are subject to enforceable master netting arrangements. Accordingly, we present our net asset or liability position by counterparty within the Consolidated Balance Sheets. Additionally, since our cash collateral balances do not approximate the fair value of the derivative position, we do not offset our right to reclaim cash collateral or obligation to return cash collateral against recognized derivative assets or liabilities. Cash collateral included within restricted cash and restricted cash equivalents in the Consolidated Balance Sheets related to our master netting arrangements was $1,746 and $379 as of December 31, 2020 and 2019, respectively. Our right of offset resulted in us netting $0 and $145 of gross derivative liabilities against derivative assets as of December 31, 2020 and 2019, respectively. The corresponding net derivative asset and liability positions were $0 and $2,955, respectively, as of December 31, 2020 and $960 and $396, respectively, as of December 31, 2019. See Note 8 for additional information on our derivative assets and liabilities. Our derivative instruments are reported within cash from operating activities in the Consolidated Statements of Cash Flows.
Residual Interests Classified as Debt
For residual interests related to consolidated securitizations, the residual interests held by third parties are presented as residual interests classified as debt in the Consolidated Balance Sheets. We measure residual interests classified as debt at fair value on a recurring basis. We record subsequent measurement changes in fair value in the period in which the change occurs within noninterest income — securitizations in the Consolidated Statements of Operations and Comprehensive Income (Loss). We determine the fair value of residual interests classified as debt using a discounted cash flow methodology, while also considering market data as it becomes available. We classify the residual interests classified as debt as Level 3 due to the reliance on significant unobservable valuation inputs.
We recognize interest expense related to residual interests classified as debt over the expected life using the effective yield method, which reflects a portion of the overall fair value adjustment recorded each period on our residual interests classified as debt. Interest expense related to residual interests classified as debt is presented within interest expense — securitizations and warehouses in the Consolidated Statements of Operations and Comprehensive Income (Loss). On a quarterly basis, we reevaluate the cash flow estimates to determine if a change to the accretable yield is required on a prospective basis.
See Note 8 for the key inputs used in the fair value measurements of residual interests classified as debt.
Deferred Debt Issuance Costs and Debt
We borrow from various financial institutions to finance our lending activities. Costs incurred in connection with financing, such as banker fees, origination fees and legal fees, are classified as deferred debt issuance costs. We capitalize these costs and report the amounts as a direct deduction from the carrying amount of the debt balance. The capitalized costs are amortized over the expected life of the related financing agreements using the straight-line method for revolving facilities and the effective interest method for securitization debt. Remaining unamortized fees are expensed immediately upon early extinguishment of the debt. In a debt modification for revolving debt, the initial issuance costs and any additional fees incurred as a result of the modification are deferred over the term of the new agreement, if the borrowing capacity of the revolving facility is increased. In the case that a modification results

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
in a decrease in our borrowing capacity, any fees paid to the creditor and any third-party costs incurred are associated with the new arrangement and are, therefore, deferred and amortized over the term of the new arrangement. Any unamortized deferred costs relating to the old arrangement at the time of the modification are written off in proportion to the decrease in borrowing capacity of the old arrangement. The remaining unamortized deferred costs relating to the old arrangement are deferred and amortized over the term of the new arrangement.
Redeemable Preferred Stock
Our redeemable preferred stockholders are entitled to receive up to their liquidation value upon the occurrence of a change in control or other liquidity event and, therefore, redeemable preferred stock has been classified outside of permanent equity. The carrying values of redeemable preferred stock, which have been reduced by preferred stock issuance costs, have not been accreted to their redemption values as of the dates presented, as a change in control or other liquidity event was not yet considered probable.
Accumulated Deficit
We purchase SoFi common stock from time to time and constructively retire the common stock. We record purchases of common stock as a reduction to accumulated deficit in the Consolidated Balance Sheets.
Interest Income
We record interest income associated with loans over the term of the underlying loans using the effective interest method on unpaid loan principal amounts, which is presented within interest income — loans in the Consolidated Statements of Operations and Comprehensive Income (Loss). For our loans measured at fair value, delinquent loans are charged off after 120 days of nonpayment or on the date of the confirmed loss and for our credit card loans measured at amortized cost, delinquent loans are charged off after 180 days of nonpayment or on the date of the confirmed loss, at which time we stop accruing interest and reverse all accrued but unpaid interest. Loans are returned to accrual status if the loans are brought to nondelinquent status or have performed in accordance with the contractual terms for a reasonable period of time and, in management’s judgment, will continue to make scheduled periodic principal and interest payments.
As of the balance sheet dates presented, related party interest income primarily arose from a note receivable we issued to a stockholder in 2019 and lending activities with our equity method investee. See Note 14 and Note 18 for additional information. Other interest income is primarily earned on our bank balances and on member deposits with our member bank holding companies that enable our SoFi Money product.
Loan Origination and Sales Activities
For our loans measured at fair value, all direct fees and costs related to the origination process are recognized in earnings as earned or incurred. Direct fees, which primarily relate to home loan originations, and direct loan origination costs are recorded within noninterest income — loan origination and sales and noninterest expense — cost of operations, respectively, in the Consolidated Statements of Operations and Comprehensive Income (Loss). For our credit card loans, direct loan origination costs are deferred in other assets on the Consolidated Balance Sheets and amortized on a straight-line basis over the privilege period, which we have determined to be 12 months, within interest income — loans in the Consolidated Statements of Operations and Comprehensive Income (Loss). These costs were immaterial as of and for the year ended December 31, 2020.
As part of our loan sale agreements, we may retain the rights to service sold loans. We calculate a gain or loss on the sale based on the sum of the proceeds from the sale and any servicing asset recognized, less the carrying value of the loans sold. Our gain or loss calculation is also inclusive of repurchase liabilities recognized at the time of sale.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Servicing
On a monthly basis, we receive servicing fees on certain portfolios of sold loans from the purchasers of these loans. These servicing fees are accounted for under ASC 860, Transfers and Servicing. Servicing fees compensate us for the costs incurred in servicing the related loans, including managing payments from borrowers, payments to investors and maintaining investors’ account portfolios. In the Consolidated Statements of Operations and Comprehensive Income (Loss), the initial recognition of servicing assets in conjunction with loan sales in which we retain servicing is presented within noninterest income — loan origination and sales, while subsequent changes in fair market value are presented within noninterest income — servicing.
Revenue Recognition
In accordance with ASC 606, Revenue from Contracts with Customers, in each of our revenue arrangements outlined below, revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects our expected consideration in exchange for those goods or services.
Technology Platform Fees
Commencing in May 2020 with our acquisition of Galileo, we earn Technology Platform fees for providing an integrated platform as a service for financial and non-financial institutions. Our single performance obligation is the promise to stand ready to provide integrated technology platform services as needed throughout the contract term. The Technology Platform fees are determined based on the number of accounts supported on the platform and on the volume of transactions generated on the platform. We satisfy our performance obligation continuously throughout the contractual arrangements and our customers receive and consume the benefits simultaneously as we perform. Our integrated platform as a service is a stand-ready obligation, as the timing and quantity of accounts on the platform and transactions generated on the platform are not determinable ex ante. Under a stand-ready obligation, our performance obligation is satisfied over time throughout the contract term rather than at a point in time. Because the service of standing ready to fulfill our integrated platform as a service offering is substantially the same each day and has the same pattern of transfer to the customer, we determined that our stand-ready performance obligation comprises a series of distinct days of service.
Certain arrangements contain provisions for monthly minimum fees, which are scheduled throughout the initial term of the contract. We assess the substance of the contractual minimum fees on an individual contract basis. When there is reasonable certainty that Technology Platform fees over the contract term will exceed the minimum thresholds, and the minimum fee is not deemed substantive as a percentage of the expected transaction price, we recognize revenue as we satisfy our performance obligation and, as such, the minimum fee is of no effect. Alternatively, when we are not reasonably certain that the contractual minimum fee will be exceeded over the life of the contract, or when the minimum fee represents a substantive portion of the expected transaction price, we recognize the minimum guarantee and expected variable fees over time by using an appropriate measure of progress over the contract period. In our case, the appropriate measure of progress is the stand-ready obligation to provide technology platform services over the life of the contract. However, we concluded that in certain cases we do not qualify for the variable allocation exception outlined in ASC 606-10-32-40. As such, on a quarterly basis we reassess our estimates of variable consideration and prospectively adjust our recognition of variable consideration over the life of the customer contract. During the period subsequent to our acquisition of Galileo through December 31, 2020, we did not make any material adjustments to our recognition of variable consideration. In our technology platform transactions, we act in the capacity of a principal, as we are primarily responsible for satisfying the technology platform performance obligation, and demonstrate the requisite control and power to fulfill the performance obligation and, therefore, present revenue on a gross basis.
In addition, certain contracts contain a provision for a fixed, upfront implementation fee related to setup activities, which represents an advance payment for future technology platform services and is recorded as a deferred revenue liability at contract inception. The setup activity related to the implementation fee does not constitute an activity that results in the transfer of a promised good or service to our customers. Our implementation fees do not relate to a performance obligation and are, therefore, recognized ratably over the contract life, as we

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
consider the implementation fee partially earned each month that we meet our performance obligation over the life of the contract. We had deferred revenues of $2,520 and $0 as of December 31, 2020 and 2019, which are presented within accounts payable, accruals and other liabilities in the Consolidated Balance Sheets. We recognized revenue of $342 from the date of acquisition through December 31, 2020 associated with deferred revenues, which is presented within noninterest income — Technology Platform fees in the Consolidated Statements of Operations and Comprehensive Income (Loss).
Sales commissions: Our commissions incurred in connection with obtaining a technology platform contract qualify for capitalization under ASC 340-40, Other Assets and Deferred Costs, and are amortized ratably over the contract term. Capitalized sales commissions presented within other assets in the Consolidated Balance Sheets were $527 as of December 31, 2020. Additionally, we incur ongoing monthly commissions, which are expensed as incurred, as the benefit of such sales efforts are realized only in the period in which the commissions are earned. Commissions recorded within noninterest expense — sales and marketing in the Consolidated Statements of Operations and Comprehensive Income (Loss) were $1,659 during the year ended December 31, 2020, of which $185 represented amortization of capitalized sales commissions from the date of acquisition through December 31, 2020.
Payments to customers: Certain contracts include provisions for customer incentives, which may be payable up front or applied to future or past Technology Platform fees. Payments to customers reduce the gross transaction price, as they represent constraints on the revenues expected to be realized. Upfront customer incentives are recorded as prepaid assets and presented within other assets in the Consolidated Balance Sheets, and are applied against revenue in the period such incentives are earned by the customer. Customer incentives for future Technology Platform fees are applied ratably against future Technology Platform activity in accordance with the contract terms to the extent that cumulative revenues with the customer, net of incentives, are positive. Any incentive in excess of cumulative revenues is expensed as a contract cost. Customer incentives for past Technology Platform fees are recorded as a reduction to revenue in the period incurred, subject to the same cumulative revenue constraints.
Payment Network Fees
In customer arrangements separate from our Technology Platform fees, we earn payment network fees, which primarily constitute interchange fees, for satisfying our performance obligation to enable transactions through a payment network as the sponsor of such transactions. Interchange fees, which are remitted by the merchant, are calculated by multiplying a set fee percentage (as stipulated by the debit card payment network) by the transaction volume processed through such network. Transaction volume and related fees payable to us for interchange and other network fees are reported to us on a daily basis. Therefore, there is no constrained variable consideration within a reporting period. Using the expected value method, we assign a 100% probability to the transaction price as calculated using actual transaction volume processed through the payment network.
Our performance obligation is completely satisfied once we successfully fulfill a requested transaction. We measure our progress toward complete satisfaction of our performance obligation using the output method, with processed transaction volume representing the measure that faithfully depicts the transfer of our services. The value of our services is represented by the network fee rates, as stipulated by the applicable payment network.
In addition to payment network fees earned on our own branded cards, we also earn payment network fees for serving as a transaction card program manager for enterprise customers that are the program marketers for separate card programs. In these arrangements, we have two performance obligations: i) performing card program services and ii) performing transaction card enablement services, for which we arrange for performance by the network associations and bank issuers to enable certain aspects of the transaction card process. The transaction price in these arrangements is largely dependent on network association guidelines and the program management economics are pooled, with the Company receiving a contractual share of payment network fees.
The payment network fees are determined based on the type and volume of monthly card program activity and, therefore, represent variable consideration, as such amounts are not known at contract inception. However, as payment network fees are settled on a monthly basis, the variable consideration within a reporting period is not

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
constrained. We satisfy both performance obligations continuously throughout the contractual arrangements and our customers receive and consume the benefits simultaneously as we perform. Further, satisfaction of both performance obligations occurs within the same measurement period. As such, allocation of the transaction price between the performance obligations is not meaningful, as it would not impact the pattern of revenue recognition. Using the expected value method, we assign a 100% probability to the transaction price as calculated using actual monthly card program activity.
Our program management performance obligations are completely satisfied once we successfully enable and process transaction card activity. We measure our progress toward complete satisfaction of our performance obligations using the output method, with card program activity representing the measure that faithfully depicts the transfer of program management services. The value of our services is represented by the transaction fee rates, as stipulated by the network association guidelines.
In our payment network fee transactions, we act in the capacity of an agent due to our lack of pricing power and because we are not primarily responsible for fulfilling the transaction enablement performance obligation, and ultimately lack control over fulfilling the performance obligations to the customer. Therefore, we recognize revenue net of fees paid to other parties within the payment networks.
Referrals
We earn a specified referral fee in connection with referral activity we facilitate through our platform. The referral fee is paid to us by third-party partners that offer services to end users who do not use one of our product offerings, but who were referred to the partners through our platform. As such, the third-party enterprise partners are our customers in these referral arrangements.
Our single performance obligation is to present referral leads to our enterprise partner customers. In some instances, the referral fee is calculated by multiplying a set fee percentage by the dollar amount of a completed transaction between our partners and their customers. In other instances, the referral fee represents the price per referral multiplied by the number of referrals (referred units) as measured by a consummated transaction between our partners and their customers.
As the transaction volume or referred units are not known at contract inception, these arrangements contain variable consideration. However, as referral fees are billed to, and collected directly from, our partners on a monthly basis, the variable consideration within a reporting period is not constrained. We recognize revenue at the time of a referral-based transaction by applying the expected value method, wherein we assign 100% probability to the transaction price as calculated using actual transaction volume or referred units.
We satisfy our performance obligation continuously throughout the contractual arrangements with our partners and our partners receive and consume the benefits simultaneously as we perform. Our referral fee performance obligation is completely satisfied once we provide referrals to our partners and there is a consummated transaction. We measure our progress toward complete satisfaction of our performance obligation using the output method, with referred units or referred transaction volume representing the measure that faithfully depicts the transfer of referral services to our partners. The value of our services transferred to our partners is represented by the referral fee rate, as agreed upon at contract inception.
In our referral arrangements, we act in the capacity of a principal, as we are primarily responsible for fulfilling our referral promise to our enterprise customers, exhibit control, and have discretion in setting the price we charge to our enterprise customers. Therefore, we present our revenue on a gross basis.
Enterprise Services
We earn fees in connection with services we provide to enterprise partners to facilitate transactions for the benefit of their employees, such as 529 plan contributions or student loan payments, which represents our single performance obligation in the arrangements. Similar to our referral services, we agree on a rate per transaction with each of our customers, which represents variable consideration at contract inception. However, as enterprise service

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
fees are billed to, and collected directly from, our partners on a monthly basis, the variable consideration within a reporting period is not constrained.
We satisfy our performance obligation to provide enterprise services continuously throughout our contractual arrangements with our enterprise partners. Our enterprise partners receive and consume the benefits of our enterprise services simultaneously as we perform. Our enterprise service performance obligation is completely satisfied upon completion of a transaction on behalf of our enterprise partners. For instance, we may facilitate student loan payments made by enterprise partners on behalf of their employees by directing those payments to the appropriate student loan servicer. Once the student loan servicer recognizes the payment, the transaction and our performance obligation are simultaneously complete. We measure our progress toward complete satisfaction of our performance obligation using the output method, with completed transaction requests representing the measure that faithfully depicts the transfer of enterprise services. The value of our enterprise services is represented by a negotiated fee, as agreed upon at contract inception. Our revenue is reported on a gross basis, as we act in the capacity of a principal, demonstrate the requisite control over the service, and are primarily responsible for fulfilling the performance obligation to our enterprise service customer.
Brokerage
We earn fees in connection with facilitating investment-related transactions through our platform, which constitutes our single performance obligation in the arrangements. Our performance obligation is determined by the specific service selected by the customer, such as brokerage transactions, share lending, digital assets transactions and exchange conversion. In certain brokerage transactions, we act in the capacity of a principal and earn negotiated fees based on the number and type of transactions requested by our customers. In our share lending arrangements and pay for order flow arrangements, we do not oversee the execution of the transactions, and ultimately lack requisite control, but benefit through a negotiated revenue sharing arrangement. Therefore, we act in the capacity of an agent and recognize revenue net of fees paid to satisfy the performance obligation. In our digital assets arrangements, our fee is calculated as a negotiated percentage of the transaction volume. In these arrangements, we act in the capacity of a principal and recognize revenue gross of the fees we pay to obtain the digital assets for access by our members. In our exchange conversion arrangements, we act in the capacity of a principal and earn fees for exchanging one currency for another.
As the investment-related transaction volume and type are not known at contract inception, these arrangements contain variable consideration. However, as our brokerage fees are settled on a monthly basis or sometimes daily basis, the variable consideration within a reporting period is not constrained. We recognize revenue at the time of an investment transaction by applying the expected value method, wherein we assign 100% probability to the transaction price as calculated using actual investment transaction activity.
Our brokerage performance obligation is completely satisfied upon completion of an investment-related transaction. We measure our progress toward complete satisfaction of our performance obligation using the output method, with investment transaction activity representing the measure that faithfully depicts the transfer of brokerage services. The value of our brokerage services is represented by the transaction fees, as determined at the point of transaction.
We incur costs for clearing and processing services that relate to satisfied performance obligations within our brokerage arrangements. In accordance with ASC 340-40, we expense these costs as incurred. Although certain of our commission costs qualify for capitalization, their amortization period is less than one year. Therefore, utilizing the practical expedient related to incremental costs of obtaining a contract, we expense these costs as incurred. Additionally, we pay upfront account funding incentives to customers that are not tied to a contract period. Therefore, we expense these payments as incurred.
Disaggregated Revenue
For the periods accounted for in accordance with ASC 606, the table below presents revenue from contracts with customers disaggregated by type of service, which best depicts how the revenue and cash flows are affected by

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
economic factors, and by the reportable segment to which each revenue stream relates. Revenues from contracts with customers are presented within noninterest income — Technology Platform fees and noninterest income — other in the Consolidated Statements of Operations and Comprehensive Income (Loss). There are no revenues from contracts with customers attributable to our Lending segment for any of the periods presented.

	Year Ended December 31,
	2020	2019	2018
Financial Services
Referrals	$5,889	$3,652	$680
Brokerage	3,470	84	—
Payment network	2,433	660	41
Enterprise services	244	124	102
Total	$12,036	$4,520	$823
Technology Platform
Technology Platform fees	$90,128	$—	$—
Payment network	1,167	—	—
Total	$91,295	$—	$—
Total Revenue from Contracts with Customers
Technology Platform fees	$90,128	$—	$—
Referrals	5,889	3,652	680
Payment network	3,600	660	41
Brokerage	3,470	84	—
Enterprise services	244	124	102
Total	$103,331	$4,520	$823
Advertising, Sales and Marketing
Included within noninterest expense — sales and marketing in the Consolidated Statements of Operations and Comprehensive Income (Loss) are advertising production costs and advertising communication costs, as well as amounts paid to various affiliates to market our products. For the years ended December 31, 2020, 2019 and 2018, advertising totaled $138,888, $169,942 and $143,081, respectively. Advertising costs are expensed either as incurred or when the advertising takes place, depending on the nature of the advertising activity.
Expenses incurred by us related to member acquisition, including brand development, business development and direct member marketing expenses, are also presented within noninterest expense — sales and marketing in the Consolidated Statements of Operations and Comprehensive Income (Loss).
Technology and Product Development
Expenses incurred by us related to technology, product design and implementation, which includes compensation and benefits, are classified as noninterest expense — technology and product development in the Consolidated Statements of Operations and Comprehensive Income (Loss).
Loss Contingencies
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded in accounts payable, accruals and other liabilities in the Consolidated Balance Sheets, as further described in Note 15. Such liabilities and associated expenses are recorded when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Such estimates are based on the best information available at the time. As additional information becomes available, we reassess the potential liability and record an estimate in the period in which the adjustment is probable and an amount or range can be reasonably estimated. Due to the inherent

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
uncertainties of loss contingencies, estimates may be different from the actual outcomes. With respect to legal proceedings, we recognize legal fees as they are incurred within noninterest expense — general and administrative expense in our Consolidated Statements of Operations and Comprehensive Income (Loss).
Stock-Based Compensation
Stock-based compensation made to employees and non-employees, which includes stock options and RSUs, is measured based on the grant date fair value of the awards and is recognized as compensation expense typically on a straight-line basis over the period during which the stock-based award holder is required to perform services in exchange for the award (the vesting period). Stock-based compensation expense is allocated among the components of noninterest expense in the Consolidated Statements of Operations and Comprehensive Income (Loss). We use the Black-Scholes Option Pricing Model (the “Black-Scholes Model”) to estimate the fair value of stock options. RSUs are measured based on the fair values of the underlying stock on the dates of grant. We recognize forfeitures as incurred and, therefore, reverse previously recognized stock-based compensation expense at the time of forfeiture.
Comprehensive Loss
Comprehensive loss consists of net loss and foreign currency translation adjustments.
Income Taxes
We recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. In assessing the realizability of deferred tax assets, management reviews all available positive and negative evidence. Valuation allowances are recorded to reduce deferred tax assets to the amount we believe is more likely than not to be realized.
We follow accounting guidance in ASC 740, Income Taxes, as it relates to uncertain tax positions, which provides information and procedures for financial statement recognition and measurement of tax positions taken, or expected to be taken, in tax returns. The tax effects from an uncertain tax position can be recognized in the financial statements only if the tax position would more likely than not be upheld on examination by the taxing authorities based on the merits of the tax position. Management is required to analyze all open tax years, as defined by the statute of limitations, for all jurisdictions. We accrue tax penalties and interest, if any, as incurred and recognize them within income tax (expense) benefit in our Consolidated Statements of Operations and Comprehensive Income (Loss).
Recently Adopted Accounting Standards
Measurement of Credit Losses on Financial Instruments
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments. This ASU required timelier recording of credit losses on loans and other financial instruments. This standard aligned the accounting with the economics of lending by requiring banks and other lending institutions to immediately record the full amount of credit losses that were expected in their loan portfolios. The new guidance required an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. This standard required enhanced disclosures related to the significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. Additionally, the new guidance amended the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration.
Subsequently in November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, which extended the transition date of the amendments in ASU 2016-13 to

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
January 1, 2022, with early application permitted. At the time of adoption, the standard applied to our measurement of expected credit losses on trade accounts receivable from contracts with customers, certain financing receivables and certain loan repurchase reserves representing guarantees of credit exposure. We adopted ASU 2016-13 on January 1, 2020, and there was not a material impact on our consolidated financial statements.
Codification Improvements to Financial Instruments
In March 2020, the FASB issued ASU 2020-03, Codification Improvements to Financial Instruments, which revised a wide variety of topics in the Codification with the intent to make the Codification easier to understand and apply by eliminating inconsistencies and providing clarifications. ASU 2020-03 was effective immediately upon its release in March 2020 and had an immaterial impact on our consolidated financial statements.
Recent Accounting Standards Issued, But Not Yet Adopted
Facilitation of the Effects of Reference Rate Reform on Financial Reporting
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This ASU provides optional expedients and exceptions, subject to meeting certain criteria, for applying existing U.S. GAAP contract modification accounting due to the expected phase out of the London Interbank Offered Rate (“LIBOR”) by the end of 2021. The standard applies to both contract modifications that replace a reference rate affected by reference rate reform and contemporaneous modifications of other contract terms related to the replacement of the reference rate. The standard was effective upon issuance and may be applied to contract modifications from January 1, 2020 through December 31, 2022. The provisions of the standard must be applied prospectively for all similar eligible contract modifications. We are in the process of reviewing our borrowings and Series 1 redeemable preferred stock dividends that utilize LIBOR as the reference rate and are evaluating options for modifying such arrangements in accordance with the provisions of the standard and the potential impact that such modifications may have on the consolidated financial statements and related disclosures. We have not modified the reference rates in any applicable agreements as of December 31, 2020.
Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity
In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This ASU simplifies the accounting for certain convertible instruments, amends the guidance on derivative scope exceptions for contracts in an entity’s own equity, and modifies the guidance on diluted earnings per share calculations as a result of these changes. The standard is effective for fiscal years and interim periods beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. We are currently evaluating the effect of adopting this standard on our consolidated financial statements and related disclosures.
Note 2. Acquisitions
Acquisition of Galileo Financial Technologies, Inc.
On May 14, 2020, we acquired Galileo Financial Technologies, Inc. and its subsidiaries (“Galileo”) by acquiring 100% of the outstanding Galileo stock as of that date. Galileo primarily provides technology platform services to financial and non-financial institutions. Our acquisition of Galileo enabled us to diversify our business from primarily consumer based to also serve institutions that rely upon Galileo’s integrated platform as a service to serve their customers.
As a result of the acquisition, Galileo stockholders received shares of Series H-1 preferred stock of SoFi in exchange for their shares of Galileo common or preferred stock at an exchange ratio of 3.83 shares of Series H-1 preferred stock for each share of Galileo common or preferred stock, with cash paid in lieu of fractional shares. Additionally, Galileo stockholders received rights to payments due under a seller note and cash consideration. We

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
also contemporaneously converted outstanding options to acquire common stock of Galileo into corresponding options to acquire common stock of SoFi (“Replacement Options”) at an exchange ratio of one Galileo option to 3.83 Replacement Options. The Replacement Options are subject to either the same terms and conditions (including vesting, exercisability or payment terms) as were applicable to the original Galileo awards, or in some cases to modified vesting terms. We allocated the fair value of the common stock options assumed between the pre-combination period, which amount was recognized as purchase consideration, and post-combination period, which amount was recognized as stock-based compensation expense, based on the vesting requirements of the Replacement Options.
The following table presents the components of the purchase consideration to acquire Galileo:

Cash paid(1)	$75,633
Seller note(2)	243,998
Fair value of preferred stock issued(3)	814,156
Fair value of common stock options assumed(4)	32,197
Total purchase consideration	$1,165,984
_________________
(1) We funded the cash consideration using borrowings under our revolving credit facility.
(2) On May 14, 2020, as part of the purchase price consideration, Galileo agreed to a seller note financing arrangement. The seller note has an aggregate principal amount of $250.0 million and a scheduled maturity of May 14, 2021. During the first six months of the twelve-month borrowing term, there was no interest due to the seller and, as such, the Company expected to pay off the seller note prior to the end of the six month no interest rate period. Given our prepayment assumption, we initially did not expect to pay any interest expense and, therefore, imputed an annual interest rate of 4.9% based on market interest rates and credit factors specific to the Company as of the note issuance date. We did not pay off the seller note before the promotional period ended on November 14, 2020. At the seller note inception, we determined that our call option on the seller note was an embedded derivative, which was not separately valued because it was clearly and closely related to the host contract, and such call option was expected to be exercised during the promotional period. However, the promotional period lapsed, which triggered incremental interest of $12.5 million incurred to the Galileo sellers on the call date of November 14, 2020, reflecting an interest rate of 10.0% per annum during the six-month promotional borrowing period. This incremental interest is payable at seller note maturity. Subsequent to the promotional borrowing period, we pay interest quarterly in arrears at an interest rate of 10.0% per annum. During February 2021, we paid off the seller note and accrued interest. See Note 18 for additional information.
(3) The fair value of the 52,743,298 shares of the Company’s Series H-1 preferred stock issued as of the date of acquisition was determined using a Black-Scholes Model via the backsolve method, resulting in a per share value of $15.44. The preferred stock issued is subject to adjustment as part of the closing net working capital calculation, as discussed below, which was not finalized as of December 31, 2020. Refer to Note 10 for additional information on the Series H-1 preferred stock.
(4) The fair value of Galileo common stock options assumed in the purchase consideration was first determined by using Black-Scholes option pricing techniques using the following assumptions:

Stock price on acquisition date	$46.38
Risk-free rate	0.16% – 0.32%
Dividend yield	—%
Volatility	28.4% – 37.4%
Expected term (years)	2.0 – 5.2
The stock price was determined as the fair value of the Company’s common stock as of the date of acquisition of $12.11, multiplied by the stock exchange ratio per the Galileo merger agreement. The price of the Company’s common stock was determined using a Black-Scholes Model via the backsolve method. The Company utilized the simplified method for establishing the expected term of the options. The risk-free rate was based on the U.S. Treasury rates for the estimated expected term of the options. The volatility assumption was driven by the observed stock price volatility of Galileo’s public company peer group over the estimated expected term of each award. The public company peer group was considered using such factors as industry, stage of life cycle and size. Lastly, Galileo does not have a history of paying dividends, which informed the dividend yield assumption.
Refer to Note 12 for additional information on the common stock options of SoFi, including the Replacement Options.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
In the Consolidated Statements of Cash Flows, we present supplemental non-cash financing activities associated with: (i) the issuance of the seller note, (ii) the issuance of preferred stock, and (iii) the portion of assumed common stock options included in the purchase consideration.
Upon the finalization of the closing net working capital calculation, we currently expect the total purchase consideration to be reduced by $743, which will be settled through the return to SoFi of an equivalent value of 48,116 previously issued Series H-1 preferred stock, which will be retired upon receipt. The adjustment will similarly reduce the carrying value of recognized goodwill, but will not impact the estimated fair values of the assets acquired and liabilities assumed in conjunction with the transaction. The closing net working capital calculation remains the only open item with regard to the purchase price allocation process for Galileo. The following table presents the allocation of the total purchase consideration to the estimated fair values of the identified assets acquired and liabilities assumed of Galileo as of the date of acquisition, as well as a reconciliation to the total consideration transferred:

Assets acquired
Cash and cash equivalents	$10,305
Accounts receivable(1)	12,999
Property, equipment and software	2,026
Intangible assets(2)	388,000
Operating lease ROU assets	5,361
Other assets(3)	10,631
Total identifiable assets acquired	429,322
Liabilities assumed
Accounts payable, accruals and other liabilities(3)	20,668
Operating lease liabilities	5,361
Debt	5,832
Deferred income taxes(4)	104,835
Total liabilities assumed	136,696
Total identified net assets acquired	292,626
Goodwill(5)	873,358
Total consideration	$1,165,984
_________________
(1)The fair value of accounts receivable acquired was $12,999, with a gross contractual amount of $13,844. At the date of acquisition, the Company expected $845 to be uncollectible.
(2)Intangible assets consist of finite-lived intangible assets with a gross carrying amount of $388,000, as follows:

	Gross Carrying Amount	Weighted Average Useful Life (Years)
Developed technology(a)	$253,000	8.6
Customer-related(b)	125,000	3.6
Trade names, trademarks and domain names(c)	10,000	8.6
________________
(a) Valued using the Multi-Period Excess Earnings Method (“MPEEM”), which is a form of the income approach. The significant assumptions include: (i) the estimated annual net cash flows, which are a function of expected earnings attributable to the asset (and include an assumed technology migration curve), contributory asset charges and the applicable tax rate, (ii) an assumed discount rate, which reflects the risk of the asset relative to the overall risk of Galileo, and (iii) the tax amortization benefit.
(b) Valued using the With and Without Method, which is a form of the income approach. The significant assumptions include: (i) the estimated annual revenues and net cash flows both with the existing customer base and without the existing customer base, which include assumptions regarding revenue ramp-up periods and attrition rates, (ii) an assumed discount rate, and (iii) the tax amortization benefit.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
(c) Valued using the Relief from Royalty Method, which is a form of the income approach. The significant assumptions include: (i) the estimated annual net cash flows, which are a function of expected earnings attributable to the asset, the probability of use of the asset, the royalty rate and the applicable tax rate, (ii) the discount rate, and (iii) the tax amortization benefit.
(3)Other liabilities at the acquisition date included a contingent liability associated with a class action litigation in which Galileo was a co-defendant involving service disruption for Galileo’s most significant customer stemming from Galileo’s system experiencing technology platform downtime. Additionally, the customer sought compensatory payment from Galileo as part of the system outage. At the acquisition date, the Company believed it was probable that a settlement would be reached and estimated the loss to be $6,195. Other assets at the acquisition date included $6,195 for the expected insurance recovery on the expected settlement. See Note 15 for additional disclosure on this contingent matter.
(4)The deferred tax liabilities recognized in the acquisition were primarily related to the acquired intangible assets recognized at a fair value of $388.0 million, in which we had no tax basis.
(5)The excess of the total purchase consideration over the fair value of the identified net assets acquired was allocated to goodwill, none of which is expected to be deductible for tax purposes. Upon finalization of the closing net working capital calculation, we currently expect the total purchase consideration to be reduced by $743, which will result in a corresponding reduction to the carrying amount of goodwill. Goodwill is primarily attributable to synergies expected from leveraging SoFi’s resources to further build upon Galileo’s product offerings, scaling Galileo’s operations and expanding its market reach. As such, the goodwill is fully allocated to the Technology Platform segment.
See Note 3 for additional information related to goodwill, including a reconciliation of the carrying amount of goodwill at the beginning and end of the period, as well as intangible assets.
The Company incurred acquisition-related costs of $9,341 related to the Galileo acquisition for the year ended December 31, 2020, which were presented within noninterest expense — general and administrative in the Consolidated Statements of Operations and Comprehensive Income (Loss) and of which $908 were associated with equity-based payments to advisors and were, therefore, non-cash in nature. Acquisition-related costs primarily relate to advisory, legal, valuation and other professional fees.
From the date of acquisition through December 31, 2020, the acquired results of operations for Galileo contributed total net revenue of $91,221 and net loss of $19,209 to the Company’s consolidated results, which was inclusive of amortization expense recognized on the acquired intangible assets.
The following unaudited supplemental pro forma financial information presents the Company’s consolidated results of operations for the years ended December 31, 2020 and 2019 as if the business combination had occurred on January 1, 2019:

	Year Ended December 31,
	2020	2019
Total net revenue	$625,413	$483,921
Net loss	(304,219)	(209,770)
The unaudited supplemental pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the actual results of operations that would have been achieved, nor is it indicative of future results of operations.
The unaudited supplemental pro forma financial information reflects pro forma adjustments that give effect to applying the Company’s accounting policies and certain events the Company believes to be directly attributable to the acquisition. The pro forma adjustments primarily include:
•incremental straight-line amortization expense associated with acquired intangible assets;
•adjustments to depreciation expense resulting from accounting policy alignment between the acquirer and acquiree;
•adjustments to reflect interest on the seller note, including accretion of interest and incremental interest incurred after the interest-free period lapsed as if the interest was incurred during the earliest period presented;

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
•an adjustment to reflect post-combination stock-based compensation expense associated with the Replacement Options as if they had been granted on January 1, 2019;
•a reversal of the Company’s previously-established deferred tax asset valuation allowance of $99,793 resulting from deferred tax liabilities acquired in connection with the acquisition as if it occurred during the earliest period presented;
•an adjustment to reflect $9,341 of acquisition-related costs as if they were incurred during the earliest period presented; and
•the related income tax effects, at the statutory tax rate applicable for each period, of the pro forma adjustments noted above.
The unaudited supplemental pro forma financial information does not give effect to any anticipated cost savings, operating efficiencies or other synergies that may be associated with the acquisition, or any estimated costs that have been or will be incurred by the Company to integrate the assets and operations of Galileo.
Other Acquisitions
On April 28, 2020, the Company acquired 100% of the outstanding stock of 8 Limited, a Hong Kong brokerage services firm, for total consideration of $16,126, consisting of $561 in cash and $15,565 in fair value of common stock issued. The fair value of the 1,285,291 shares of the Company’s common stock issuable in connection with the acquisition, of which 1,101,306 shares were issued at the date of acquisition, was determined using a Black-Scholes Model via the backsolve method, resulting in a per share value of $12.11. The remaining issuable common stock is subject to certain representations and warranties and is expected to be issued within 18 months of the date of acquisition. The share awards issued in connection with this acquisition have both performance and service based requirements, which we expense using the graded vesting attribution method. The total purchase consideration was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition, which were measured in accordance with the principles outlined in ASC 820. The excess of the total purchase consideration over the fair value of the net assets acquired of $10,239 was allocated to goodwill, none of which is expected to be deductible for tax purposes. The results of operations of 8 Limited are included in SoFi’s Consolidated Financial Statements as of and for the year ended December 31, 2020. As the acquisition was not determined to be a significant acquisition as contemplated in ASC 805, the Company did not disclose the pro forma impact of this acquisition to the results of operations for the year ended December 31, 2020.
Identifiable intangible assets at the date of acquisition included finite-lived intangible assets for developed technology, customer-related contracts and broker-dealer license and trading rights with an aggregate fair value of $5,038. The intangible assets are being amortized over a period of 3.6 to 5.7 years based on the estimated economic benefit derived from each of the underlying assets. See Note 3 for additional information related to goodwill and intangible assets.
Note 3. Goodwill and Intangible Assets
A rollforward of our goodwill balance is presented below as of the dates indicated:

	December 31,
	2020	2019
Beginning balance	$15,673	$15,741
Less: accumulated impairment	—	—
Beginning balance, net	15,673	15,741
Additional goodwill recognized(1)	883,597	—
Other adjustments(2)	—	(68)
Ending balance(3)	$899,270	$15,673

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
__________________
(1) Additional goodwill recognized as of December 31, 2020 includes $873,358 related to the acquisition of Galileo and $10,239 related to the acquisition of 8 Limited. See Note 2 for additional information.
(2) We utilized a discounted cash flow analysis to determine the difference between the fair value of the SoFi Money reporting unit and its carrying value. This analysis did not result in impairment expense. However, we had an immaterial non-cash overstatement of goodwill in our historical balance, which we expensed through noninterest expense — general and administrative in the Consolidated Statements of Operations and Comprehensive Income (Loss).
(3) As of December 31, 2020, we had goodwill attributable to the following reportable segments: $25,912 to Financial Services and $873,358 to Technology Platform. As of December 31, 2019, all of our goodwill was attributable to the Financial Services reportable segment.
There were no goodwill impairment charges during the years ended December 31, 2020, 2019 and 2018.
The following is a summary of the carrying amount and estimated useful lives of our intangible assets by class as of the dates indicated:

	Weighted Average Useful Life (Years)	Gross Balance	Accumulated Amortization	Net Book Value
December 31, 2020
Developed technology(1)	8.5	$257,438	$(19,142)	$238,296
Customer-related(1)	3.6	125,350	(22,102)	103,248
Trade names, trademarks and domain names(1)	8.6	10,000	(736)	9,264
Core banking infrastructure(2)	1.0	17,100	(13,043)	4,057
Broker-dealer license and trading rights(1)	5.7	250	(29)	221
Total	6.7	$410,138	$(55,052)	$355,086
December 31, 2019
Core banking infrastructure(2)	9.0	$17,100	$(5,383)	$11,717
Partnerships(3)	1.0	123	(57)	66
Total	8.9	$17,223	$(5,440)	$11,783
__________________
(1) During the year ended December 31, 2020, the Company acquired $253,000 in developed technology, $125,000 in customer-related intangible assets and $10,000 in trade names, trademarks and domain names related to the acquisition of Galileo. Other additions to developed technology, customer-related and broker-dealer license and trading rights intangible assets related to the acquisition of 8 Limited. See Note 2 for additional information.
(2) As of December 31, 2019, our core banking infrastructure was a full-stack multi-currency banking platform that we acquired during 2017. In conjunction with the acquisition of Galileo during the year ended December 31, 2020, we changed the estimated useful life for core banking infrastructure from nine years to one year, ending May 14, 2021, as Galileo’s infrastructure rendered the existing core banking infrastructure redundant, albeit there will be a transition period before we fully migrate to Galileo’s infrastructure. In accordance with Topic 250, Accounting Changes and Error Corrections, this change in estimate was applied prospectively. The change in estimate resulted in higher amortization expense of $5,759, or $(0.14) per common share, for the year ended December 31, 2020.
(3) Partnership intangible assets were acquired during the year ended December 31, 2019 and represent banking relationships, which help facilitate certain financial services activities. The acquired partnership intangible assets had a weighted average amortization period of one year.
Amortization expense for the years ended December 31, 2020, 2019 and 2018 was $49,735, $3,008 and $3,303, respectively. During the year ended December 31, 2020, we abandoned the partnership intangible assets that were acquired in 2019, which were fully amortized at the time of abandonment, by reversing the $123 gross asset and accumulated amortization. There was no impact to the Consolidated Statements of Operations and Comprehensive Income (Loss). There were no impairments during the year ended December 31, 2020. There were no abandonments or impairments during the years ended December 31, 2019 and 2018. We accelerated amortization expense during 2019 related to certain partnership and other intangible assets because we determined that the costs of these assets had already been recovered, which meant there was no expected future benefit as of December 31, 2019. The acceleration of amortization expense had an immaterial impact during the period.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Estimated future amortization expense as of December 31, 2020 is as follows:

2021	$70,507
2022	66,449
2023	64,753
2024	31,468
2025	31,468
Thereafter	90,441
Total	$355,086
Note 4. Loans
Our loan portfolio consists of personal loans, student loans and home loans, which are measured at fair value, and credit card loans and a commercial loan, which were new to our business in 2020 and are measured at amortized cost. Below is a disaggregated presentation of our loans, inclusive of fair market value adjustments and accrued interest income, as applicable, as of the dates indicated:

	December 31,
	2020	2019
Loans at fair value
Securitized student loans	$908,427	$1,428,924
Securitized personal loans	559,743	1,563,603
Student loans	1,958,032	1,756,309
Home loans	179,689	91,695
Personal loans	1,253,177	547,427
Total loans at fair value	4,859,068	5,387,958
Loans at amortized cost(1)
Credit card loans(2)	3,723	—
Commercial loan(3)	16,512	—
Total loans at amortized cost	20,235	—
Total loans	$4,879,303	$5,387,958
__________________
(1) See Note 1 for additional information on our loans at amortized cost as it pertains to the allowance for credit losses pursuant to ASC 326.
(2) The carrying value of credit card loans as of December 31, 2020 reflects originations of $6,957 and accrued interest of $2, reduced by gross repayments of $3,017 and allowance for credit losses of $219.
(3) During the fourth quarter of 2020, we issued a commercial loan that had a principal balance of $16,500 and accumulated unpaid interest of $12 as of December 31, 2020, all of which was repaid during January 2021.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Loans Measured at Fair Value
The following table summarizes the aggregate fair value of our loans measured at fair value on a recurring basis as of the dates indicated:

	Student Loans	Home Loans	Personal Loans	Total
December 31, 2020
Unpaid principal	$2,774,511	$171,967	$1,780,246	$4,726,724
Accumulated interest	9,472	141	11,558	21,171
Cumulative fair value adjustments	82,476	7,581	21,116	111,173
Total fair value of loans	$2,866,459	$179,689	$1,812,920	$4,859,068
December 31, 2019
Unpaid principal	$3,111,032	$91,225	$2,112,306	$5,314,563
Accumulated interest	8,186	120	13,936	22,242
Cumulative fair value adjustments	66,015	350	(15,212)	51,153
Total fair value of loans	$3,185,233	$91,695	$2,111,030	$5,387,958
The following table summarizes the aggregate fair value of loans 90 days or more delinquent as of the dates indicated. As delinquent loans are charged off after 120 days of nonpayment, amounts presented below represent the fair value of loans that are 90 to 120 days delinquent.

	Student Loans	Home Loans	Personal Loans	Total
December 31, 2020
Unpaid principal	$1,046	$—	$4,199	$5,245
Accumulated interest	37	—	210	247
Cumulative fair value adjustments	(442)	—	(3,872)	(4,314)
Fair value of loans 90 days or more delinquent	$641	$—	$537	$1,178
December 31, 2019
Unpaid principal	$2,772	$—	$10,625	$13,397
Accumulated interest	47	—	334	381
Cumulative fair value adjustments	(1,508)	—	(9,356)	(10,864)
Fair value of loans 90 days or more delinquent	$1,311	$—	$1,603	$2,914

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
The following table presents the changes in our loans measured at fair value on a recurring basis:

	Student Loans	Home Loans	Personal Loans	Total
Fair value as of January 1, 2019	$3,365,741	$42,698	$3,803,550	$7,211,989
Origination of loans	6,695,138	773,684	3,731,981	11,200,803
Principal payments	(852,019)	(1,107)	(1,677,532)	(2,530,658)
Sales of loans	(6,051,418)	(726,443)	(2,604,263)	(9,382,124)
Deconsolidation of securitizations	—	—	(1,538,620)	(1,538,620)
Purchases(1)	36,120	1,137	10,055	47,312
Additions of loans to securitizations(2)	—	—	448,470	448,470
Change in accumulated interest	(1,047)	65	(10,684)	(11,666)
Change in fair value(3)	(7,282)	1,661	(51,927)	(57,548)
Fair value as of December 31, 2019	$3,185,233	$91,695	$2,111,030	$5,387,958
Origination of loans	4,928,880	2,183,521	2,580,757	9,693,158
Principal payments	(883,761)	(2,748)	(1,015,046)	(1,901,555)
Sales of loans	(4,534,286)	(2,102,101)	(1,531,058)	(8,167,445)
Deconsolidation of securitizations	(495,507)	—	(406,687)	(902,194)
Purchases(1)	648,153	2,070	39,975	690,198
Change in accumulated interest	1,286	21	(2,379)	(1,072)
Change in fair value(3)	16,461	7,231	36,328	60,020
Fair value as of December 31, 2020	$2,866,459	$179,689	$1,812,920	$4,859,068
__________________
(1) Purchases reflect unpaid principal balance and relate to previously transferred loans. Purchase activity includes securitization clean-up calls during the years ended December 31, 2020 and 2019 of $76,044 and $31,807, respectively. Additionally, during the year ended December 31, 2020, the Company elected to purchase $606,264 of previously sold loans from certain investors. The Company was not required to buy back these loans. The remaining purchases related to standard representations and warranties pursuant to our various loan sale agreements.
(2) We consolidate certain VIEs and, prior to finalizing the related securitization transaction in certain instances, a portion of the loans transferred to the SPE are contributed by third parties.
(3) Changes in fair value of loans are recorded in the Consolidated Statements of Operations and Comprehensive Income (Loss) within noninterest income — loan origination and sales for loans held on the balance sheet prior to transfer and within noninterest income — securitizations for loans in a consolidated VIE.
Note 5. Variable Interest Entities
Consolidated VIEs
The Company consolidates certain securitization trusts in which we have a variable interest and are deemed to be the primary beneficiary. Our consolidation policy is further discussed in Note 1.
The VIEs are SPEs with portfolio loans securing debt obligations. The SPEs were created and designed to transfer credit and interest rate risk associated with consumer loans through the issuance of collateralized notes and trust certificates. The Company makes standard representations and warranties to repurchase or replace qualified portfolio loans. Aside from these representations, the holders of the asset-backed debt obligations have no recourse to the Company if the cash flows from the underlying portfolio loans securing such debt obligations are not sufficient to pay all principal and interest on the asset-backed debt obligations. We hold a significant interest in these financing transactions through our ownership of a portion of the residual interest in certain VIEs. In addition, in some cases, we invest in the debt obligations issued by the VIE. Our investments in consolidated VIEs eliminate in consolidation. The residual interest is the first VIE interest to absorb losses should the loans securing the debt obligations not provide adequate cash flows to satisfy more senior claims and is, by design, the interest that we expect to absorb the expected gains and losses of the VIE. The Company’s exposure to credit risk in sponsoring SPEs is limited to our investment in the VIE. VIE creditors have no recourse against our general credit.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
The following table presents the assets and liabilities of consolidated VIEs that were included in our Consolidated Balance Sheets. The assets in the below table may only be used to settle obligations of consolidated VIEs and were in excess of those obligations as of the dates presented. Additionally, the assets and liabilities in the table below exclude intercompany balances, which eliminate upon consolidation:

	December 31,
	2020	2019
Assets:
Restricted cash and restricted cash equivalents	$76,973	$117,733
Loans	1,468,170	2,992,527
Total assets	$1,545,143	$3,110,260
Liabilities:
Accounts payable, accruals and other liabilities	$759	$1,479
Debt(1)	1,248,822	2,539,610
Residual interests classified as debt	118,298	271,778
Total liabilities	$1,367,879	$2,812,867
___________________
(1)Debt is presented net of debt issuance costs and debt discounts.
Nonconsolidated VIEs
We have created and designed personal and student loan trusts to transfer associated credit and interest rate risk associated with the loans through the issuance of collateralized notes and residual certificates. We have a variable interest in the nonconsolidated loan trusts, as we own collateralized notes and residual certificates in the loan trusts that absorb variability. We also have continuing, non-controlling involvement with the trusts as the servicer. As servicer, we have the power to perform the activities which most impact the economic performance of the VIE, but since we hold an insignificant financial interest in the trusts, we are not the primary beneficiary. We define an insignificant financial interest as less than 10% of the expected gains and losses of the VIE. This financial interest represents the equity ownership interest in the loan trusts, wherein there is an obligation to absorb losses and the right to receive benefits from residual certificate ownership. The maximum exposure to loss as a result of our involvement with the nonconsolidated VIE is limited to our investment. There are no liquidity arrangements, guarantees or other commitments by third parties that may affect the fair value or risk of our variable interests in nonconsolidated VIEs.
Personal Loans
We established one and seven personal loan trusts during the years ended December 31, 2020 and 2019, respectively, that were not consolidated as of the respective balance sheet date. As of December 31, 2020 and 2019, we had investments in nine and thirteen nonconsolidated personal loan VIEs, respectively.
We did not provide financial support to any personal loan trusts beyond our initial equity investment during any of the periods presented. We deconsolidated three VIEs during the year ended December 31, 2020, which were originally consolidated in 2017. We deconsolidated six VIEs during the year ended December 31, 2019, which were also created during 2019.
Student Loans
We established four and nine student loan trusts during the years ended December 31, 2020 and 2019, respectively, that were not consolidated as of the respective balance sheet date. As of both December 31, 2020 and 2019, we had investments in 20 nonconsolidated student loan VIEs.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
We did not provide financial support to the student loan trusts beyond our initial equity investment during any of the periods presented. We consolidated one VIE during the year ended December 31, 2020 that was also deconsolidated during the year. There were no VIEs deconsolidated during the years ended December 31, 2019 and 2018.
The following table presents the aggregate outstanding value of asset-backed bonds and residual interests owned by the Company in nonconsolidated VIEs, which were included in our Consolidated Balance Sheets:

	December 31,
	2020	2019
Personal loans	$71,115	$181,703
Student loans	425,820	472,249
Securitization investments	$496,935	$653,952

Note 6. Transfers of Financial Assets
We regularly transfer financial assets and account for such transfers as either sales or secured borrowings depending on the facts and circumstances. When a transfer of financial assets qualifies as a sale, in many instances we have continued involvement as the servicer of those financial assets. As we expect the benefits of servicing to be more than just adequate, we recognize a servicing asset. Further, in the case of securitization-related transfers that qualify as sales, we have additional continued involvement as an investor, albeit at insignificant levels relative to the expected gains and losses of the securitization. In instances where a transfer is accounted for as a secured borrowing, we perform servicing (but do not recognize a servicing asset) and typically maintain a significant investment relative to the expected gains and losses of the securitization. In whole loan sales, we do not have a residual financial interest in the loans, nor do we have any other power over the loans that would constrain us from recognizing a sale. Additionally, we have no repurchase requirements related to transfers of personal loans, student loans and non-FNMA home loans other than standard origination representations and warranties, for which we record a liability based on expected repurchase obligations. For FNMA home loans, we have customary FNMA repurchase requirements, which do not constrain sale treatment but result in a liability for the expected repurchase requirement. Finally, in participating interest transactions, we strictly maintain a pro rata ownership in a pool of loans, but we have no other power over the remaining participating interests or exposure to any other variability.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
The following table summarizes the loan securitization transfers qualifying for sale accounting treatment for the years presented. There were no loan securitization transfers qualifying for sale accounting treatment of home loans during any of the years presented.

	Year Ended December 31,
	2020	2019	2018
Student loans
Fair value of consideration received:
Cash	$2,015,357	$4,542,431	$4,718,093
Securitization investments	130,807	239,698	266,399
Deconsolidation of debt(1)	458,375	—	—
Servicing assets recognized	19,903	42,826	38,179
Total consideration	2,624,442	4,824,955	5,022,671
Aggregate unpaid principal balance and accrued interest of loans sold	2,540,052	4,677,471	4,929,724
Gain from loan sales	$84,390	$147,484	$92,947
Personal loans
Fair value of consideration received:
Cash	$316,503	$397,962	$1,148,626
Securitization investments	20,961	111,556	82,056
Deconsolidation of debt(1)	414,261	1,464,920	—
Servicing assets recognized	2,086	11,229	4,218
Total consideration	753,811	1,985,667	1,234,900
Aggregate unpaid principal balance and accrued interest of loans sold	708,346	1,906,757	1,213,929
Gain from loan sales	$45,465	$78,910	$20,971
_____________________
(1)Deconsolidation of debt reflects the impacts of previously consolidated VIEs that became deconsolidated during the period because we no longer held a significant financial interest in the underlying securitization entity. See Note 5 for further discussion of deconsolidations.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
The following table summarizes the whole loan sales for the years presented:

	Year Ended December 31,
	2020	2019	2018
Student loans
Fair value of consideration received:
Cash	$2,596,719	$1,399,921	$1,664,224
Servicing assets recognized	25,734	21,145	18,231
Repurchase liabilities recognized	(510)	(314)	(211)
Total consideration	2,621,943	1,420,752	1,682,244
Aggregate unpaid principal balance and accrued interest of loans sold	2,503,821	1,389,986	1,667,592
Gain from loan sales	$118,122	$30,766	$14,652
Home loans
Fair value of consideration received:
Cash	$2,173,709	$733,860	$925,265
Servicing assets recognized	20,440	5,724	2,688
Repurchase liabilities recognized	(3,034)	(1,720)	(299)
Total consideration	2,191,115	737,864	927,654
Aggregate unpaid principal balance and accrued interest of loans sold	2,101,895	726,379	919,693
Gain from loan sales	$89,220	$11,485	$7,961
Personal loans
Fair value of consideration received:
Cash	$1,285,689	$2,316,771	$2,196,881
Servicing assets recognized	8,429	31,138	22,789
Repurchase liabilities recognized	(3,535)	(2,948)	(6,437)
Total consideration received	1,290,583	2,344,961	2,213,233
Aggregate unpaid principal balance and accrued interest of loans sold	1,238,474	2,257,223	2,250,943
Gain (loss) from loan sales	$52,109	$87,738	$(37,710)
The following table summarizes our participating interest sales, which were limited to student loan transactions during the year ended December 31, 2018. We did not have any participating interest sales during the years ended December 31, 2020 and 2019. Our participating interest in the transferred loans is presented within loans in our Consolidated Balance Sheets.

Year Ended December 31, 2018
Fair value of consideration received:
Cash	$91,946
Servicing assets recognized	3,163
Total consideration received	95,109
Aggregate unpaid principal balance and accrued interest of loans sold	91,976
Gain from participating interest sales	$3,133

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
The following table presents information as of the dates indicated about the unpaid principal balances of transferred loans that are not recorded in our Consolidated Balance Sheets, but with which we have a continuing involvement through our servicing agreements:

	Student Loans	Home Loans	Personal Loans	Total
December 31, 2020
Loans in repayment	$12,059,702	$2,629,015	$4,796,404	$19,485,121
Loans in-school/grace/deferment	26,158	—	—	26,158
Loans in forbearance	275,659	46,357	35,677	357,693
Loans in delinquency	91,424	8,493	110,640	210,557
Total loans serviced	$12,452,943	$2,683,865	$4,942,721	$20,079,529
Servicing fees collected	$50,794	$4,499	$45,574	$100,867
Charge-offs, net of recoveries	16,999	—	197,927	214,926
December 31, 2019
Loans in repayment	$13,119,596	$1,292,171	$6,153,313	$20,565,080
Loans in-school/grace/deferment	48,157	—	—	48,157
Loans in forbearance	56,767	—	12,922	69,689
Loans in delinquency	103,489	2,120	140,558	246,167
Total loans serviced	$13,328,009	$1,294,291	$6,306,793	$20,929,093
Servicing fees collected	$47,038	$2,635	$31,268	$80,941
Charge-offs, net of recoveries	27,740	—	233,628	261,368

Note 7. Accounts Receivable
We measure our allowance for credit losses on accounts receivable, which relates to Galileo, under ASC 326, which we adopted on January 1, 2020. Given our methods of collecting funds on servicing receivables, our historical experience of no write offs, and that we have not observed meaningful changes in our counterparties’ abilities to pay, we determined that the exposure to credit losses on servicing related receivables was immaterial.
For our accounts receivable, we used an aging method and historical loss rates as a basis for estimating the percentage of current and delinquent accounts receivable balances that will result in credit losses. We considered the conditions at the measurement date and reasonable and supportable forecasts about future conditions to consider if adjustments to the historical loss rate were warranted. Given our methods of collecting funds on our receivables, and that we have not observed meaningful changes in our customers’ payment behavior, we determined that our historical loss rates remain most indicative of our lifetime expected losses. Accounts receivable balances, net of allowance for credit losses, are recorded within other assets in the Consolidated Balance Sheets.
The following table summarizes the activity in the balance of allowance for credit losses during the year indicated:

Year Ended December 31, 2020
Beginning balance	$—
Provision for expected losses	766
Write-offs charged against the allowance	(204)
Recoveries collected	—
Ending balance	$562

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Note 8. Fair Value Measurements
The following table summarizes, by level within the fair value hierarchy, the carrying amounts and estimated fair values of our assets and liabilities measured at fair value on a recurring basis, measured at fair value on a nonrecurring basis, or disclosed, but not carried, at fair value in the Consolidated Balance Sheets as of the dates presented.

		December 31, 2020		December 31, 2019
	Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Cash and cash equivalents(1)	1	$872,582	$872,582	$499,486	$499,486
Restricted cash and restricted cash equivalents(1)	1	450,846	450,846	190,720	190,720
Student loans(2)	3	2,866,459	2,866,459	3,185,233	3,185,233
Home loans(2)	3	179,689	179,689	91,695	91,695
Personal loans(2)	3	1,812,920	1,812,920	2,111,030	2,111,030
Credit card loans(1)	3	3,723	3,723	—	—
Commercial loan(1)	3	16,512	16,512	—	—
Servicing rights(2)	3	149,597	149,597	201,618	201,618
Asset-backed bonds(2)(9)	2	357,411	357,411	391,072	391,072
Residual investments(2)(9)	3	139,524	139,524	262,880	262,880
Non-securitization investments – ETFs(2)(11)	1	6,850	6,850	6,851	6,851
Non-securitization investments – other(3)	3	1,147	1,147	1,950	1,950
Derivative assets(2)(4)(8)	1	—	—	1,105	1,105
Interest rate lock commitments(2)(5)	3	15,620	15,620	1,090	1,090
Total assets		$6,872,880	$6,872,880	$6,944,730	$6,944,730
Liabilities
Debt(1)	2	$4,798,925	$4,851,658	$4,688,378	$4,750,815
Residual interests classified as debt(2)	3	118,298	118,298	271,778	271,778
Warrant liabilities(2)(10)	3	39,959	39,959	19,434	19,434
Derivative liabilities(2)(6)(8)	1	2,008	2,008	396	396
Interest rate swaps(2)(7)(8)	2	947	947	145	145
ETF short positions(2)(11)	1	5,241	5,241	—	—
Total liabilities		$4,965,378	$5,018,111	$4,980,131	$5,042,568
_____________________
(1)Disclosed, but not carried, at fair value. The carrying value of our debt is net of unamortized discounts and debt issuance costs. The fair values of our warehouse facility debt, revolving credit facility debt, seller note debt and other financing arrangements assumed in the Galileo acquisition were based on market factors and credit factors specific to us. The fair value of the seller note as of December 31, 2020 was determined to approximate our carrying value due to our ability to prepay the loan without penalty and the short term maturity of the note. The securitization debt was valued using a discounted cash flow model, with key inputs relating to the underlying contractual coupons, terms, discount rate and expectations for defaults and prepayments. The carrying amounts of our cash and cash equivalents and restricted cash and restricted cash equivalents approximate their fair values due to the short-term maturities and highly liquid nature of these accounts. The fair value of our commercial loan was also determined to approximate our carrying value, as the loan was issued in the fourth quarter of 2020, was short-term in nature, and repaid in full in January 2021.
(2)Measured at fair value on a recurring basis.
(3)Measured at fair value on a nonrecurring basis.
(4)Derivative assets classified as Level 1 are based on broker quotes in active markets and represent economic hedges of loan fair values.
(5)Interest rate lock commitments are classified as Level 3 because of our reliance on an assumed loan funding probability, which is based on our internal historical experience with home loans similar to those in the pipeline on the measurement date.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
(6)Derivative liabilities classified as Level 1 are based on broker quotes in active markets and consist of economic hedges of loan fair values and certain non-securitization investments.
(7)Interest rate swaps are classified as Level 2, because these financial instruments do not trade in active markets with observable prices, but rely on observable inputs other than quoted prices. Interest rate swaps are valued using the three-month LIBOR swap yield curve, which is an observable input from an active market.
(8)Gross derivative assets and liabilities included herein are subject to master netting arrangements. See Note 1 for additional information on our master netting arrangements, including the amounts netted against these gross derivative assets and liabilities.
(9)These assets represent the carrying value of our holdings in VIEs wherein we were not deemed the primary beneficiary. As we do not provide financial support beyond our initial equity investment, our maximum exposure to loss as a result of our involvement with nonconsolidated VIEs is limited to the investment amount. See Note 5 for additional information.
(10)See Note 10 for additional information on our warrant liabilities, including inputs to the valuation.
(11)ETF short positions classified as Level 1 are based on quoted prices in actively traded markets and serve as an economic hedge to our non-securitization investments in exchange-traded funds.
Loans
The following key unobservable assumptions were used in the fair value measurement of our loans as of the dates indicated:

	December 31, 2020		December 31, 2019
	Range	Weighted Average	Range	Weighted Average
Student loans
Conditional prepayment rate	15.8% – 33.3%	18.4%	14.1% – 34.2%	18.6%
Annual default rate	0.2% – 4.9%	0.4%	0.2% – 5.7%	0.3%
Discount rate	1.1% – 7.1%	3.3%	2.5% – 6.2%	4.1%
Home loans
Conditional prepayment rate	4.4% – 17.6%	14.9%	7.1% – 11.5%	8.3%
Annual default rate	0.1% – 4.9%	0.1%	0.2% – 7.9%	0.2%
Discount rate	1.3% – 10.0%	1.6%	3.2% – 11.2%	3.5%
Personal loans
Conditional prepayment rate	14.5% – 23.2%	18.1%	12.1% – 17.4%	15.7%
Annual default rate	3.3% – 33.8%	4.2%	4.3% – 29.2%	5.5%
Discount rate	5.0% – 10.7%	6.0%	4.5% – 8.3%	6.0%
The key assumptions included in the above table are defined as follows:
•Conditional prepayment rate — The monthly annualized proportion of the principal of a pool of loans that is assumed to be paid off prematurely in each period. An increase in the conditional prepayment rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.
•Annual default rate — The annualized rate of borrowers who do not make loan payments on time. An increase in the annual default rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.
•Discount rate — The weighted average rate at which the expected cash flows are discounted to arrive at the net present value of the loans. An increase in the discount rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.
See Note 4 for additional loan fair value disclosures.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Servicing Rights
Servicing rights for student loans and personal loans do not trade in an active market with readily observable prices. Similarly, home loan servicing rights infrequently trade in an active market. At the time of the underlying loan sale, the fair value of servicing rights is determined using a discounted cash flow methodology based on observable and unobservable inputs. Management classifies servicing rights as Level 3 due to the use of significant unobservable inputs in the fair value measurement.
The following key unobservable inputs were used in the fair value measurement of our classes of servicing rights as of the dates presented:

	December 31, 2020		December 31, 2019
	Range	Weighted Average	Range	Weighted Average
Student loans
Market servicing costs	0.1% – 0.2%	0.1%	0.1% – 0.1%	0.1%
Conditional prepayment rate	13.8% – 24.7%	18.7%	10.3% – 39.4%	14.4%
Annual default rate	0.2% – 4.8%	0.4%	0.1% – 5.3%	0.3%
Discount rate	7.3% – 7.3%	7.3%	7.3% – 7.3%	7.3%
Home loans
Market servicing costs	0.1% – 0.1%	0.1%	0.1% – 0.1%	0.1%
Conditional prepayment rate	13.9% – 20.3%	16.5%	5.9% – 10.0%	7.5%
Annual default rate	0.1% – 0.1%	0.1%	0.1% – 0.4%	0.2%
Discount rate	10.0% – 10.0%	10.0%	10.2% – 10.4%	10.3%
Personal loans
Market servicing costs	0.2% – 0.7%	0.3%	0.2% – 0.5%	0.3%
Conditional prepayment rate	16.2% – 26.1%	19.1%	15.2% – 20.2%	15.8%
Annual default rate	3.1% – 7.5%	5.5%	4.6% – 11.0%	5.8%
Discount rate	7.3% – 7.3%	7.3%	7.3% – 7.3%	7.3%
The key assumptions included in the above table are defined as follows:
•Market servicing costs — The fee a willing market participant, which we validate through actual third-party bids for our servicing, would require for the servicing of student loans, home loans and personal loans with similar characteristics as those in our serviced portfolio. An increase in the market servicing cost, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.
•Conditional prepayment rate — The monthly annualized proportion of the principal of a pool of loans that is assumed to be paid off prematurely in each period. An increase in the conditional prepayment rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.
•Annual default rate — The annualized rate of default within the total serviced loan balance. An increase in the annual default rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.
•Discount rate — The weighted average rate at which the expected cash flows are discounted to arrive at the net present value of the servicing rights. An increase in the discount rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
The following table presents the estimated decrease to the fair value of our servicing rights as of the dates indicated if the key assumptions had each of the below adverse changes:

	December 31,
	2020	2019
Market servicing costs
2.5 basis points increase	$(10,472)	$(12,177)
5.0 basis points increase	(20,944)	(24,345)
Conditional prepayment rate
10% increase	$(5,430)	$(5,477)
20% increase	(10,230)	(10,591)
Annual default rate
10% increase	$(336)	$(723)
20% increase	(681)	(1,489)
Discount rate
100 basis points increase	$(2,986)	$(3,839)
200 basis points increase	(5,820)	(7,474)
The sensitivity calculations above are hypothetical and should not be considered to be predictive of future performance. The effect on fair value of a variation in assumptions generally cannot be determined because the relationship of the change in assumptions to the fair value may not be linear. Additionally, the effect of an adverse variation in a particular assumption on the fair value of our servicing rights is calculated while holding the other assumptions constant. In reality, changes in one factor may lead to changes in other factors, which could impact the above hypothetical effects.
The following table presents the changes in the Company’s servicing rights, which are measured at fair value on a recurring basis. Servicing rights are initially measured at fair value and recognized as a component of the gain or loss from sales of loans and the initial capitalization is reported within noninterest income — loan origination and sales in the Consolidated Statements of Operations and Comprehensive Income (Loss). Subsequent changes in the fair value of servicing rights are reported within noninterest income — servicing in the Consolidated Statements of Operations and Comprehensive Income (Loss).

	Student Loans	Home Loans	Personal Loans	Total
Fair value as of January 1, 2019	$122,075	$8,623	$35,007	$165,705
Recognition of servicing from transfers of financial assets	63,971	5,724	42,367	112,062
Derecognition of servicing via loan purchases	(208)	—	—	(208)
Change in valuation inputs or other assumptions	233	1,482	6,772	8,487
Realization of expected cash flows and other changes	(47,489)	(2,648)	(34,291)	(84,428)
Fair value as of December 31, 2019	$138,582	$13,181	$49,855	$201,618
Recognition of servicing from transfers of financial assets	45,637	20,440	10,515	76,592
Derecognition of servicing via loan purchases	(12,924)	—	(934)	(13,858)
Change in valuation inputs or other assumptions	(20,168)	(5,056)	7,765	(17,459)
Realization of expected cash flows and other changes	(50,490)	(4,651)	(42,155)	(97,296)
Fair value as of December 31, 2020	$100,637	$23,914	$25,046	$149,597

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Asset-Backed Bonds
The fair value of asset-backed bonds is determined using a discounted cash flow methodology. Management classifies asset-backed bonds as Level 2 due to the use of quoted prices for similar assets in markets that are not active, as well as certain factors specific to us. The following key inputs were used in the fair value measurement of our asset-backed bonds as of the dates indicated:

	December 31,
	2020	2019
Discount rate (range)	0.8% – 4.0%	2.0% – 5.7%
Conditional prepayment rate (range)	18.8% – 21.9%	14.7% – 18.8%
As of the dates indicated, the fair value of our asset-backed bonds was not materially impacted by default assumptions on the underlying securitization loans, as the subordinate residual interests, by design, are expected to absorb all estimated losses based on our default assumptions for the respective periods.
Residual Investments and Residual Interests Classified as Debt
Residual investments and residual interests classified as debt do not trade in active markets with readily observable prices, and there is limited observable market data for reference. The fair values of residual investments and residual interests classified as debt are determined using a discounted cash flow methodology. Management classifies residual investments and residual interests classified as debt as Level 3 due to the use of significant unobservable inputs in the fair value measurements.
The following key unobservable inputs were used in the fair value measurements of our residual investments and residual interests classified as debt as of the dates indicated:

	December 31, 2020		December 31, 2019
	Range	Weighted Average	Range	Weighted Average
Residual investments
Conditional prepayment rate	18.8% – 22.3%	20.2%	14.7% – 24.4%	16.7%
Annual default rate	0.3% – 6.2%	0.7%	0.2% – 6.7%	0.9%
Discount rate	3.0% – 18.5%	6.2%	3.9% – 13.1%	5.4%
Residual interests classified as debt
Conditional prepayment rate	19.5% – 24.8%	21.4%	14.9% – 21.5%	17.8%
Annual default rate	0.4% – 6.4%	3.1%	0.3% – 6.9%	4.1%
Discount rate	8.5% – 18.0%	10.8%	7.8% – 12.0%	10.2%
The key assumptions included in the above table are defined as follows:
•Conditional prepayment rate — The monthly annualized proportion of the principal of a pool of loans that is assumed to be paid off prematurely in each period for the pool of loans in the securitization. An increase in the conditional prepayment rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.
•Annual default rate — The annualized rate of borrowers who fail to remain current on their loans for the pool of loans in the securitization. An increase in the annual default rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.
•Discount rate — The weighted average rate at which the expected cash flows are discounted to arrive at the net present value of the residual investments and residual interests classified as debt. An increase in the

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
discount rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.
The following table presents the changes in the residual investments and residual interests classified as debt, which are both measured at fair value on a recurring basis. We record changes in fair value within noninterest income — securitizations in the Consolidated Statements of Operations and Comprehensive Income (Loss), a portion of which is subsequently reclassified to interest expense — securitizations and warehouses for residual interests classified as debt and to interest income — securitizations for residual investments, but does not impact the liability or asset balance, respectively.

	Residual Investments	Residual Interests Classified as Debt
Fair value as of January 1, 2019	$135,142	$444,846
Additions	171,061	116,906
Change in valuation inputs or other assumptions	6,384	17,157
Payments	(49,707)	(209,203)
Derecognition upon achieving true sale accounting treatment	—	(97,928)
Fair value as of December 31, 2019	$262,880	$271,778
Additions	10,708	—
Change in valuation inputs or other assumptions	9,702	38,216
Payments(1)	(96,505)	(89,978)
Transfers(2)	(47,261)	—
Derecognition upon achieving true sale accounting treatment	—	(101,718)
Fair value as of December 31, 2020	$139,524	$118,298
______________________
(1)Payments of residual investments included $8.4 million of residual investment sales made during the year ended December 31, 2020.
(2)During the year ended December 31, 2020, includes a transfer from residual investments (Level 3) to asset-backed bonds (Level 2) associated with a repackaged securitization transaction in which we formed a new VIE and, in the process, exchanged our residual interest for an asset-backed bond interest.
Instrument-Specific Credit Risk
The change in the fair value of certain financial instruments measured at fair value using the fair value option that resulted from instrument-specific credit risk was as follows during the years indicated:

	Year Ended December 31,
	2020	2019	2018
Loans	$133,294	$195,917	$342,886
Residual investments	8,127	19,102	14,760
The changes in the fair values attributable to instrument-specific credit risk were estimated by incorporating the Company’s current default and loss severity assumptions for each above financial instrument. These assumptions are based on historical performance, market trends and performance expectations over the term of the underlying instrument.
Interest Rate Lock Commitments
As part of our home loan origination activities, we commit to interest rate terms prior to completing the home loan origination process. These interest rate commitments are “locked”, despite changes in interest rates between the

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
time of home loan application approval and loan closure. Given that a home loan origination is contingent on a plethora of factors, our IRLCs are inherently uncertain. We account for the probability of honoring an IRLC using an assumed loan funding probability, which is the percentage likelihood that an approved loan application will close based on historical experience. A significant difference in the actual funded rate compared to the assumed funded rate at a measurement date could result in a significantly higher or lower fair value measurement. Our key valuation input was as follows as of the dates indicated:

	December 31, 2020		December 31, 2019
	Range	Weighted Average	Range	Weighted Average
IRLCs
Loan funding probability	54.5% – 54.5%	54.5%	50.0% – 50.0%	50.0%
The key assumption included in the above table is defined as follows:
•Loan funding probability — Our expectation of the percentage of IRLCs which will become funded loans. An increase in the loan funding probability, in isolation, would result in an increase in a fair value measurement. The weighted average assumption was weighted based on relative fair value.
The following table presents the changes in our IRLCs, which are measured at fair value on a recurring basis. Changes in the fair value of IRLCs are recorded within noninterest income — loan origination and sales in the Consolidated Statements of Operations and Comprehensive Income (Loss).

IRLCs
Fair value as of January 1, 2019	$174
Revaluation adjustments	3,635
Funded loans(1)	(1,677)
Unfunded loans(1)	(1,042)
Fair value as of December 31, 2019	$1,090
Revaluation adjustments	62,528
Funded loans(1)	(27,321)
Unfunded loans(1)	(20,677)
Fair value as of December 31, 2020	$15,620
___________________
(1)Funded and unfunded loans fair value adjustments represent the unpaid principal balance of funded and unfunded loans, respectively, multiplied by the IRLC price in effect at the beginning of each quarter.
Non-Securitization Investments
Non-securitization investments — ETFs include investments in exchange-traded funds that were launched beginning in 2019 and are measured at fair value on a recurring basis using the net asset value expedient in accordance with ASC 820 and are presented within other assets in the Consolidated Balance Sheets.
As of December 31, 2020 and 2019, we also had a non-securitization investment, which is presented within non-securitization investments — other, related to an investment for which fair value was not readily determinable, which we elected to measure using the measurement alternative method of accounting. Under the measurement alternative method, we measure the investment at cost, less any impairment and adjusted for changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. The carrying value of the investment is presented within other assets in the Consolidated Balance Sheets. Adjustments to the carrying value, such as impairments, are recognized within noninterest income — other in the Consolidated Statements of Operations and Comprehensive Income (Loss). During the year ended December 31, 2020, we

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
recorded an impairment charge of $803 and adjusted the carrying value of the investment accordingly, which was based on a discounted cash flow analysis, wherein we weighted different valuation scenarios with different assumed internal rates of return and time to liquidity events. In performing a qualitative impairment assessment, we determined that the carrying amount of the investment exceeded its fair value due to a significant decline in investee operating results relative to expectations, primarily as a result of the COVID-19 pandemic. The fair value measurement is classified within Level 3 of the fair value hierarchy due to the use of unobservable inputs in the fair value measurement.
Non-securitization investments measured at fair value excludes our equity method investment in Apex, which is discussed further in Note 1.
Note 9. Debt
The following table summarizes the Company’s principal outstanding debt, debt discounts and debt issuance costs as of the dates indicated:

					Outstanding as of
Borrowing Description	Collateral Balances (1)	Interest Rate(2)	Termination/ Maturity(3)	Total Capacity	December 31, 2020(4)	December 31, 2019(4)
Student Loan Warehouse Facilities
SoFi Funding I	$421,356	1 ML + 175 bps	April 2021	$600,000	$374,575	$152,008
SoFi Funding III	33,425	PR – 134 bps(12)	September 2024	75,000	30,170	13,104
SoFi Funding V	—	1 ML + 250 bps	May 2023	350,000	—	143,501
SoFi Funding VI	469,660	3 ML + 150 bps	March 2023	600,000	432,437	88,791
SoFi Funding VII	303,140	1 ML + 125 bps	September 2022	500,000	276,910	251,731
SoFi Funding VIII	242,142	1 ML + 150 bps	March 2021	300,000	221,342	151,007
SoFi Funding IX(9)	76,535	3 ML+ 350 bps and CP + 143 bps	July 2023	500,000	70,780	204,642
SoFi Funding X(10)	50,291	CP + 200 bps	August 2023	100,000	44,136	—
SoFi Funding XI(11)	98,525	CP + 115 bps	November 2023	500,000	87,404	—
Total	$1,695,074			$3,525,000	$1,537,754	$1,004,784
Unamortized debt issuance costs					$(7,940)	$(6,100)
Weighted average effective interest rate					2.29%	3.92%

Personal Loan Warehouse Facilities
SoFi Funding PL I	$—	1 ML + 350 bps	December 2021	$250,000	$—	$—
SoFi Funding PL II	148,123	3 ML + 225 bps	July 2023	400,000	137,420	—
SoFi Funding PL III	3,538	1 ML + 325 bps	May 2023	250,000	2,793	95,833
SoFi Funding PL IV	147,991	CP + 170 bps	November 2023	500,000	132,416	152,041
SoFi Funding PL VI	122,482	3 ML + 200 bps	September 2022	150,000	107,595	—
SoFi Funding PL VII	18,898	1 ML + 250 bps	June 2021	250,000	15,610	—
SoFi Funding PL IX	—	1 ML + 200 bps	August 2020	—	—	110,325
SoFi Funding PL X	3,598	1 ML + 142.5 bps	February 2023	200,000	3,004	—
SoFi Funding PL XI	129,543	1 ML + 170 bps	January 2022	200,000	112,478	—
SoFi Funding PL XII	139,194	1 ML + (225-315 bps)	March 2029	250,000	127,724	—
SoFi Funding PL XIII	254,808	1 ML + 175 bps	January 2030	300,000	219,362	—
Total	$968,175			$2,750,000	$858,402	$358,199
Unamortized debt issuance costs					$(6,692)	$(9,516)
Weighted average effective interest rate					3.63%	4.83%

Home Loan Warehouse Facilities
Mortgage Warehouse V	$—	1 ML + 325 bps	June 2021	$150,000	$—	$32,366
Total	$—			$150,000	$—	$32,366
Unamortized debt issuance costs					$—	$(29)
Weighted average effective interest rate					—%	4.26%

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

					Outstanding as of
Borrowing Description	Collateral Balances (1)	Interest Rate(2)	Termination/ Maturity(3)	Total Capacity	December 31, 2020(4)	December 31, 2019(4)
Risk Retention Warehouse Facilities(5)
SoFi RR Funding I	$84,312	1 ML + 200 bps	June 2022	$250,000	$54,304	$174,006
SoFi RR Repo	133,953	3 ML + 185 bps	June 2023	192,141	75,863	124,064
SoFi EU RR Repo	—	3 ML + 425 bps	June 2021		—	70,272
SoFi C RR Repo	49,260	3 ML + (180-185 bps)	December 2021		42,757	75,439
SoFi RR Funding II	179,468	1 ML + 125 bps	November 2024		160,199	167,826
SoFi RR Funding III	68,538	1 ML + 375 bps	November 2024		60,786	—
SoFi RR Funding IV	43,309	1 ML + 250 bps	October 2026	100,000	37,334	—
Total	$558,840				$431,243	$611,607
Unamortized debt issuance costs					$(2,052)	$(2,198)
Weighted average effective interest rate					2.24%	3.82%

Revolving Credit Facility(6)
SoFi Corporate Revolver	n/a	1 ML + 100 bps(7)	September 2023	$560,000	$486,000	$161,000
Total				$560,000	$486,000	$161,000
Unamortized debt issuance costs					$(987)	$(1,345)
Weighted average effective interest rate					1.26%	3.03%

Seller note(8)	n/a	1000 bps	May 2021		$250,000	$—
Total					$250,000	$—
Unamortized discount					$—	$—
Weighted average effective interest rate					10.00%	—%

Other financing – various notes(8)	n/a	331 – 557 bps	April 2021 – January 2023		$4,375	$—
Total					$4,375	$—
Unamortized debt issuance costs					$—	$—
Weighted average effective interest rate					3.64%	—%

Student Loan Securitizations
SoFi PLP 2016-B LLC	$78,173	1 ML + (120-380 bps)	April 2037		$69,448	$109,333
SoFi PLP 2016-C LLC	90,628	1 ML + (110-335 bps)	May 2037		81,115	128,858
SoFi PLP 2016-D LLC	106,421	1 ML + (95-323 bps)	January 2039		93,942	145,272
SoFi PLP 2016-E LLC	130,056	1 ML + (85-443 bps)	October 2041		117,800	187,872
SoFi PLP 2017-A LLC	161,082	1 ML + (70-443 bps)	March 2040		146,064	221,873
SoFi PLP 2017-B LLC	142,903	183 – 444 bps	May 2040		129,873	208,459
SoFi PLP 2017-C LLC	178,794	1 ML + (60-421 bps)	July 2040		161,897	252,400
Total	$888,057				$800,139	$1,254,067
Unamortized debt issuance costs					$(5,958)	$(8,914)
Unamortized discount					(1,654)	(2,404)
Weighted average effective interest rate					3.22%	4.39%

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

					Outstanding as of
Borrowing Description	Collateral Balances (1)	Interest Rate(2)	Termination/ Maturity(3)	Total Capacity	December 31, 2020(4)	December 31, 2019(4)
Personal Loan Securitizations
SoFi CLP 2016-1 LLC	$49,199	326 bps	August 2025		$36,546	$78,223
SoFi CLP 2016-2 LLC	49,641	309 – 477 bps	October 2025		37,973	90,229
SoFi CLP 2016-3 LLC	69,955	305 – 449 bps	December 2025		30,780	110,175
SoFi CLP 2017-1 LLC	—	328 – 473 bps	March 2020		—	139,098
SoFi CLP 2017-2 LLC	—	328 – 473 bps	March 2020		—	89,365
SoFi CLP 2017-3 LLC	—	277 – 385 bps	July 2020		—	166,177
SoFi CLP 2018-3 LLC	188,461	320 – 467 bps	August 2027		163,784	292,146
SoFi CLP 2018-4 LLC	212,940	354 – 476 bps	November 2027		184,831	326,295
SoFi CLP 2018-3 Repack LLC	10,495	200 bps	August 2027		2,457	4,708
SoFi CLP 2018-4 Repack LLC	12,775	200 bps	December 2027		5,853	8,465
Total	$593,466				$462,224	$1,304,881
Unamortized debt issuance costs					$(3,057)	$(7,476)
Unamortized discount					(2,872)	(544)
Weighted average effective interest rate					4.47%	4.09%

Total					$4,830,137	$4,726,904
Less: unamortized debt issuance costs and discounts					(31,212)	(38,526)
Total reported debt					$4,798,925	$4,688,378
_________________
(1)As of December 31, 2020, and represents unpaid principal balances, with the exception of the risk retention warehouse facilities, which include securitization-related investments carried at fair value. In addition, certain securitization interests that eliminate in consolidation are pledged to risk retention warehouse facilities.
(2)Unused commitment fees ranging from 0 to 200 bps on our various warehouse facilities are recognized as noninterest expense — general and administrative in our Consolidated Statements of Operations and Comprehensive Income (Loss). “ML” stands for “Month LIBOR”. As of December 31, 2020, 1 ML and 3 ML was 0.14% and 0.24%, respectively. As of December 31, 2019, 1 ML and 3 ML was 1.76% and 1.91%, respectively. “PR” stands for “Prime Rate”. As of December 31, 2020 and 2019, PR was 3.25% and 4.75%, respectively. Our total weighted average effective interest rate for the years ended December 31, 2020 and 2019 was 3.18% and 4.12%, respectively.
(3)For the securitization debt, the maturity of the notes issued by the various trusts occurs upon either the maturity of the loan collateral or full payment of the loan collateral held in the trusts. Our maturity date represents the legal maturity of the last class of maturing notes. Securitization debt matures as loan collateral payments are made. In instances where the related securitization was deconsolidated during the current period, the termination date is equivalent to our deconsolidation date.
(4)There were $2,953 and $1,431 of debt discounts issued during the years ended December 31, 2020 and 2019, respectively.
(5)Financing was obtained for both asset-backed bonds and residual investments in various personal and student loan securitizations, and the underlying collateral are the underlying asset-backed bonds and residual investments. We only state capacity amounts in this table for risk retention facilities wherein we can pledge additional asset-backed bonds and residual investments as of December 31, 2020.
(6)As of December 31, 2020, $6.0 million of the revolving credit facility total capacity was not available for general borrowing purposes because it was utilized to secure a letter of credit. Refer to our letter of credit disclosures in Note 15 for more details.
(7)Interest rate presented represents the interest rate on standard withdrawals on our revolving credit facility, while same-day withdrawals incur interest based on PR.
(8)Part of our consideration to acquire Galileo was in the form of a seller note financing arrangement, which is prepayable without penalty. See Note 2 for additional information. We also assumed certain other financing arrangements resulting from our acquisition of Galileo.
(9)Warehouse facility incurs different interest rates on its two types of asset classes. One such class incurs interest based on a commercial paper rate (“CP”) rate, which is determined by the facility lender. As of December 31, 2020, the CP rate for this facility was 0.25%. As of December 31, 2019, this warehouse incurred interest based on 3 ML.
(10)Warehouse facility incurs interest based on a CP rate, which is determined by the facility lender. As of December 31, 2020, the CP rate for this facility was 0.28%.
(11)Warehouse facility incurs interest based on a CP rate, which is determined by the facility lender. As of December 31, 2020, the CP rate for this facility was 0.25%.
(12)This facility has a prime rate floor of 309 bps.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Material Changes to Debt Arrangements
During the year ended December 31, 2020, we:
•opened three loan warehouse facilities that had an aggregate maximum available capacity of $900,000, as well as two risk retention warehouse facilities;
•closed two loan warehouse facilities that had an aggregate maximum available capacity of $225,000;
•consolidated one student loan securitization, which resulted in gross debt issued of $458,375, which was later deconsolidated during the period resulting in the deconsolidation of debt of $458,375;
•deconsolidated three personal loan securitizations, which were originally consolidated in 2017, resulting in the deconsolidation of debt of $312,543; and
•issued a seller note with a principal balance of $250,000 in connection with our acquisition of Galileo.
During the year ended December 31, 2019, we:
•opened four warehouse facilities that had an aggregate maximum available capacity of $650,000;
•closed two warehouse facilities that had an aggregate maximum available capacity of $147,000; and
•consolidated eight personal loan securitizations, which resulted in gross debt issued of $1,739,106, of which six securitizations were deconsolidated during the year resulting in the deconsolidation of debt of $1,366,992.
One securitization was called and dissolved in May 2019, resulting in the retirement of debt of $23,205 during the year ended December 31, 2019.
The total accrued interest payable on our debt as of December 31, 2020 and 2019 was $19,817 and $5,872, respectively, and was included as a component of accounts payable, accruals and other liabilities in the Consolidated Balance Sheets.
Our warehouse and securitization debt is secured by a continuing lien and security interest in the loans financed by the proceeds. Within each of our debt facilities, we must comply with certain operating and financial covenants. These financial covenants include, but are not limited to, maintaining: (i) a certain minimum tangible net worth, (ii) minimum cash and cash equivalents, and (iii) a maximum leverage ratio of total debt to tangible net worth. Our debt covenants can lead to restricted cash classifications in our Consolidated Balance Sheets. Our subsidiaries are restricted in the amount that can be distributed to the parent company only to the extent that such distributions would cause the financial covenants to not be met. We were in compliance with all financial covenants required per each agreement as of each balance sheet date presented.
We act as a guarantor for our wholly-owned subsidiaries in several arrangements in the case of default. As of December 31, 2020, we have not identified any risks of nonpayment by our wholly-owned subsidiaries.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Maturities of Borrowings
As of December 31, 2020, future maturities of our outstanding debt with scheduled payments, which included our revolving credit facility, seller note and other financings obtained in connection with our acquisition of Galileo, were as follows:

2021	$252,420
2022	1,809
2023	486,146
2024	—
2025	—
Thereafter	—
Total	$740,375
Note 10. Temporary Equity
The following table summarizes the original issuance price per share and authorized and outstanding number of shares of redeemable preferred stock as of the dates indicated:

		December 31, 2020		December 31, 2019
Series Name	Original Issuance Price	Number of Shares Authorized	Number of Shares Outstanding	Number of Shares Authorized	Number of Shares Outstanding
Series 1	$100.00	4,500,000	3,234,000	4,500,000	3,234,000
Series A	0.20	19,687,500	19,687,500	19,687,500	19,687,500
Series B	2.20	37,252,051	26,693,795	37,252,051	37,252,051
Series C	2.20 – 3.05	2,209,991	2,038,643	2,209,991	2,038,643
Series D	3.45	23,411,503	22,369,041	23,411,503	23,411,503
Series E	9.46	24,483,290	24,262,476	24,483,290	24,483,290
Series F	15.78	63,386,220	60,110,165	63,386,220	63,386,220
Series G	17.18	29,096,495	29,096,489	29,096,495	29,096,489
Series H	15.44	50,815,616	16,224,534	50,815,616	16,224,534
Series H-1	15.44	57,000,000	52,743,298	—	—
Total		311,842,666	256,459,941	254,842,666	218,814,230
The original issuance price excludes any applicable discounts and the cost of issuance. Any shares of redeemable preferred stock that are redeemed, converted, purchased or acquired by the Company may be reissued, except as restricted by law or contract.
Recent Issuances and Redemptions
During December 2020, we exercised a call and redeemed 15,097,587 shares of redeemable preferred stock consisting of: 10,558,256 shares of Series B; 1,042,462 shares of Series D; 220,814 shares of Series E and 3,276,055 shares of Series F. The amount payable resulted in a reduction to redeemable preferred stock of $80,201 for the redeemable preferred stock balance at the time of the exercise. The shares were retired upon receipt. See Note 14 for additional information.
In May 2020, the Company issued 52,743,298 shares of Series H-1 redeemable preferred stock as a component of the purchase consideration for the acquisition of Galileo at a fair value of $814,156. See Note 2 for additional information on the acquisition.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
In May 2019, the Company issued 13,967,169 shares of Series H and 3,234,000 shares of Series 1 redeemable preferred stock. The Company received $539.0 million of gross proceeds in connection with this redeemable preferred stock offering, which was reduced by $2.4 million of direct costs. In October 2019, the Company issued an additional 2,257,365 shares of Series H preferred stock. The Company received $34.8 million of gross proceeds in connection with this redeemable preferred stock offering and had no direct costs associated with the offering.
Series 1 Preference and Rights
SoFi is party to the Series 1 Preferred Stock Investors’ Agreement (the “Series 1 Agreement”), dated as of May 29, 2019, with certain holders of its capital stock, including (i) entities affiliated with Silver Lake, which is affiliated with Michael Bingle, one of the directors of SoFi, (ii) entities affiliated with QIA, which is affiliated with Ahmed Al-Hammadi, one of the directors of SoFi, and (iii) Mr. Noto, the Chief Executive Officer and one of the directors of SoFi. The agreement provides holders of the Series 1 preferred stock, who also hold Series H Preferred Stock (the “Series 1 Holders”), upon request by QIA, with certain registration rights, provides for certain shelf registration filing obligations by SoFi and limits the future registration rights that SoFi may grant other parties, contains financial and other covenants, and provides for information rights and special payment rights, among other rights, as discussed further below.
The Series 1 redeemable preferred stock has no stated maturity. However, the Series 1 redeemable preferred shares have limited price protection in the instance that the Company liquidates, finalizes an initial public offering (“IPO”), or sells control of the Company to a third party. In the instance where the Company enters one of the foregoing transaction types during a period commencing on May 29, 2020 and ending one year later, if the Company does not achieve an IPO or sales price of $19.30 per share, then the Series 1 Holders have a right to a special payment for the difference between $19.30 and $15.44 per share (the “Special Payment”).
We evaluated the Special Payment provision and determined that the special payment feature was an embedded derivative that was not clearly and closely related to the host contract, and therefore should be accounted for as a derivative liability when the special payment becomes payable. In the event that a Special Payment event triggers a Special Payment becoming payable, it will be recognized within noninterest expense — general and administrative in the Consolidated Statements of Operations and Comprehensive Income (Loss). See Note 18 for discussion of an amendment to the Series 1 Investor Agreement subsequent to December 31, 2020 and the expected accounting treatment of the Special Payment upon completion of the Business Combination.
Additionally, subsequent to an IPO or change of control event (collectively, a “Change of Control”), within 120 days after the first date on which such Change of Control has occurred, each Series 1 Holder will have the right to require the Company, at the Series 1 Holder’s election, to purchase for cash some or all of the shares of Series 1 redeemable preferred stock held by such Series 1 Holder on the Change of Control put date at a redemption price in the amount of the initial Series 1 investment of $323.4 million. See Note 18, wherein we discuss that the Series 1 Holders waived their rights to settlement of the initial Series 1 investment following the liquidation triggered by the consummation of the Business Combination, but the Series 1 redeemable preferred stock will remain in temporary equity following the Business Combination because the Series 1 redeemable preferred stock is not fully controlled by SoFi.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Dividends
The following summarizes the dividend provisions of each series of redeemable preferred stock (excluding Series 1, which is discussed separately below). The per-share amounts below are applied to the outstanding redeemable preferred shares then held by each Series at the time of the dividend declaration (if any). In the event dividends are declared, the below stated dividends are received in parity with each other, and prior and in preference to any dividends paid to Series C redeemable preferred shares or any class of common shares.

	December 31,
Series Name(1)	2020	2019
Series A	$0.02	$0.02
Series B	0.18	0.18
Series D	0.28	0.28
Series E	0.76	0.76
Series F	1.26	1.26
Series G	1.37	1.37
Series H	1.23	1.23
Series H-1	1.23	—
____________________
(1)Series C redeemable preferred shares do not have a stated dividend.
With respect to the series of redeemable preferred stock presented in the table above, no dividends were declared or paid during the years ended December 31, 2020 and 2019. All such dividends per share are non-cumulative and non-mandatory.
Series 1 redeemable preferred stock are entitled to receive cumulative cash dividends from and including the closing date of May 29, 2019 (“Closing Date”) at a fixed rate equal to $12.50 per annum per share, or 12.5% of the Series 1 redeemable preferred share price of $100.00 (“Series 1 Dividend Rate”). The Series 1 Dividend Rate resets to a new fixed rate on the fifth anniversary of the Closing Date and on every one-year anniversary of the Closing Date subsequent to the fifth anniversary of the Closing Date (“dividend reset date”), equal to six-month LIBOR as in effect on the second London banking day prior to such dividend reset date plus a spread of 9.94% per annum. During the years ended December 31, 2020 and 2019, we declared and paid dividends of $40,536 and $23,923, respectively, to our Series 1 preferred stockholders, which reflected the Series 1 Dividend Rate of $12.50 per annum per share of Series 1 preferred stock. There were no dividends payable as of December 31, 2020 and 2019.
Dividends are payable semiannually in arrears on the 30th day of June and 31st day of December of each year, when and as authorized by the board of directors. The Company may defer any scheduled dividend payment for up to three semiannual dividend periods, subject to such deferred dividend accumulating and compounding at the applicable Series 1 Dividend Rate. If the Company defers any single scheduled dividend payment on the Series 1 redeemable preferred stock for four or more semiannual dividend periods, the Series 1 Dividend Rate applicable to (i) the compounding following the date of such default on all then-deferred dividend payments (whether or not deferred for four or more semiannual dividend periods) is applied on a go-forward basis and not retroactively, and (ii) new dividends declared following the date of such default and the compounding on such dividends if such new dividends are deferred shall be equal to the otherwise applicable Series 1 Dividend Rate plus 400 basis points. This default-related increase shall continue to apply until the Company pays all deferred dividends and related compounding. Once the Company is current on all such dividends, it may again commence deferral of any pre-scheduled dividend payment for up to three semiannual dividend periods, following the same procedure as outlined in the foregoing. There were no dividend deferrals during the years ended December 31, 2020 and 2019.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Conversion
In respect of every Series, other than Series 1, each redeemable preferred share automatically converts at the conversion rate then in effect into common stock upon a firm-commitment underwritten IPO of the Company’s common stock with an IPO not less than $17.06 per share (as adjusted for stock splits and the like) and aggregate cash proceeds of not less than $100.0 million.
The common stock conversion prices for each series were as follows:

	December 31,
Series Name	2020	2019
Series A	$0.20	$0.20
Series B	2.20	2.20
Series C	1.00	1.00
Series D	3.45	3.45
Series E	9.46	9.46
Series F	15.75	15.75
Series G	17.06	17.06
Series H	15.44	15.44
Series H-1	15.44	—
In respect of Series A, Series B, Series D, Series E, Series H and Series H-1 shares, each share is convertible at the option of the holder into common stock at a one-to-one conversion rate of the price per preferred share to its conversion price but is subject to adjustments for events of dilution. Series F and G conversion rates were lowered in 2019 in conjunction with the Series H preferred stock offering and, therefore, the conversion prices no longer equal their respective prices per preferred share. Automatic conversion into common stock will occur upon written consent of a majority of Series A and Series B holders (voting as a single class), Series D holders (voting as a single class), Series E holders (voting as a single class), Series F holders (voting as a single class), Series G holders (voting as a single class), Series H (voting as a single class) and Series H-1 (voting as a single class).
In respect of Series C shares, each share is convertible at the option of the holder into non-voting common stock at a one-to-one conversion rate of $1.00 per redeemable preferred share to its conversion price. Automatic conversion into non-voting common stock will occur upon the conversion of all Series A and Series B shares into common stock.
Liquidation
In the event of any liquidation, dissolution, merger or consolidation (resulting in the common and preferred stockholders’ loss of a collective 50% or more ownership in the Company), disposition or transfer of assets, or winding up of the Company, whether voluntary or involuntary (a “Liquidation Event”), the following summarizes the preference of each series of redeemable preferred stock:
In respect to all redeemable preferred stock, the preference is equal to an amount per share equal to the original issue price per share, and Series 1 has priority over all other redeemable preferred stock classes.
If, upon the Liquidation Event, the assets and funds are insufficient to permit payment of all outstanding preferences, the Company’s entire assets and funds will be distributed ratably among the redeemable preferred stockholders following the holders’ liquidation preferences (after the Series 1 liquidation preference is fully satisfied).

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
The various liquidation preferences (redemption amounts) are itemized below:

	December 31,
Series Name	2020	2019
Series 1	$323,400	$323,400
Series A	3,938	3,938
Series B	58,668	81,873
Series C	4,837	4,837
Series D	77,240	80,840
Series E	229,470	231,558
Series F	948,316	1,000,000
Series G	500,000	500,000
Series H	250,445	250,445
Series H-1	814,156	—
Total	$3,210,470	$2,476,891
Settlement Rights
The Series 1 redeemable preferred stock is redeemable at SoFi’s option in certain circumstances. SoFi may, at any time but no more than three times, at its option, settle the Series 1 redeemable preferred stock, in whole or in part, but if in part, in an amount no less than one-third of the total amount of Series 1 redeemable preferred stock originally issued or the remainder of Series 1 redeemable preferred stock outstanding (the “Minimum Redemption Amount”). In addition, SoFi may settle the Series 1 redeemable preferred stock in whole or in part (subject to the Minimum Redemption Amount) in the event of a liquidation transaction or a direct sale of control transaction by a majority of SoFi’s stockholders, or within 120 days of (i) an IPO, or (ii) following an IPO, a change of control of SoFi, each of which would result in a payment of the initial purchase price of the Series 1 shares of $323.4 million plus any unpaid dividends on the Series 1 redeemable preferred stock and any special payment due under the Series 1 investor agreement (whether deferred or otherwise) (the “Series 1 Redemption Price”). Such settlement is determined at the discretion of the board of directors.
If the Series 1 redeemable preferred stock is not earlier redeemed by SoFi as described in the preceding paragraph, the holders of Series 1 redeemable preferred stock have the right to force SoFi to settle their Series 1 redeemable preferred stock in the following circumstances: (i) upon a change of control of SoFi following an IPO, or (ii) during the six-month period following (a) a default in payment of any dividend on the Series 1 redeemable preferred stock, or (b) the cure period for any covenant default under the Series 1 investor agreement, in each case at the Series 1 Redemption Price.
All other preferred stock is convertible in the case of an IPO into common stock at defined conversion prices as disclosed above, but there is no stated term for settling the liquidation preference for all other Series of preferred stock.
Refer to Note 18 for more details regarding the Series 1 redeemable preferred stock treatment in conjunction with the consummation of the Business Combination.
Voting Rights
Series A and Series B together have the right to elect one member of the board of directors provided the number of shares outstanding is at least 14,000,000. Series D and Series E together have the right to elect one member of the board of directors provided the number of shares outstanding is at least 14,000,000. Series F holders have the right to elect one member of the board of directors provided the number of shares outstanding is at least 7,000,000. Series G holders have the right to elect one member of the board of directors provided the number of shares

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
outstanding is at least 3,000,000. Series H holders have the right to elect one member of the board of directors provided the number of shares outstanding is at least 1,396,717. The Series C, Series 1 and Series H-1 holders do not have explicit Board rights per our current Articles of Incorporation.
Warrants
In connection with the Series 1 and Series H redeemable preferred stock issuances during the year ended December 31, 2019, we also issued 6,983,585 Series H warrants, which were accounted for as liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity, and were included within accounts payable, accruals and other liabilities in the Consolidated Balance Sheets. At inception, we allocated $22.3 million of the $539.0 million of proceeds we received from the Series 1 and Series H preferred stock issuances to the Series H warrants, with such valuation determined using the Black-Scholes Model, in order to establish an initial fair value for the Series H warrants. The remaining proceeds were allocated to the Series 1 and Series H preferred stock balances based on their initial relative fair values.
The Series H warrants are subsequently measured at fair value on a recurring basis and are classified as Level 3 because of our reliance on unobservable assumptions, with fair value changes recognized within noninterest expense — general and administrative in the Consolidated Statements of Operations and Comprehensive Income (Loss). The key inputs into our Black-Scholes Model valuation were as follows at inception and as of the dates indicated:

	December 31,		Initial Measurement Assumptions
Input	2020	2019
Risk-free interest rate	0.2%	1.7%	2.1%
Expected term (years)	3.4	4.4	5
Expected volatility	32.6%	25.0%	25.0%
Dividend yield	—%	—%	—%
Exercise price	$15.44	$15.44	$15.44
Fair value of Series H preferred stock	$18.43	$14.02	$14.13
The Company’s use of the Black-Scholes Model requires the use of subjective assumptions:
•The risk-free interest rate assumption was initially based on the five-year U.S. Treasury rate, which was commensurate with the expected term of the warrants. The warrants automatically convert into Series H redeemable shares at the later of an IPO or five years from the issuance date of the warrants (May 29, 2019). At inception, we assumed that the term would be five years, given by design the warrants were only expected to extend for greater than five years if the Company was still not publicly traded by that point in time. An increase in the expected term, in isolation, would typically correlate to a higher risk-free interest rate and result in an increase in the fair value measurement of the warrant liabilities and vice versa. See below for a development in connection with the Business Combination.
•The expected volatility assumption for the initial measurement and as of December 31, 2019 was based on the volatility of our common stock and adjusted for the reduced volatility inherent in redeemable preferred stock, given the Series H liquidity preference. As of December 31, 2020, we updated our expected volatility assumption to reflect the expectation that the Series H warrants will convert into common stock upon consummation of the Business Combination, and the Series H preference would be of no further effect, in which case the Series H preference would not have a material impact on the stock volatility measure. As such, the expected volatility assumption reflects our common stock volatility as of December 31, 2020. An increase in the expected volatility, in isolation, would result in an increase in the fair value measurement of the warrant liabilities and vice versa.
•The initial fair value of the Series H redeemable preferred stock was based on the purchase price of the Series H redeemable preferred stock, which was contemporaneous with the issuance of the warrants. The

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
fair value measurement of the Series H redeemable preferred stock as of December 31, 2019 was determined using the Black-Scholes Model, via the backsolve method. The fair value measurement of the Series H redeemable preferred stock as of December 31, 2020 was informed from a common stock transaction during December 2020 at a price of $18.43 per common share. Additionally, the proximity to an expected Business Combination informed our valuation of our redeemable preferred stock. We determined that this common stock transaction was a reasonable proxy for the valuation of the Series H redeemable preferred stock as of December 31, 2020; therefore, no further adjustments were made for the Series H concluded price per share.
•We assumed no dividend yield because we have historically not paid out dividends to our existing redeemable preferred stockholders, other than to the Series 1 redeemable preferred stockholders, which were considered special circumstances.
At inception of the warrants, we allocated the remaining net proceeds of $514.3 million from the combined Series H and Series 1 redeemable preferred stock offering to the Series H and Series 1 redeemable preferred stock balances in proportion to their relative fair values. This resulted in an initial allocation of $193.9 million and $320.4 million to the Series H and Series 1 redeemable preferred stock, respectively.
The following table presents the changes in the fair value of warrant liabilities:

Warrant Liabilities
Fair value as of January 1, 2019	$—
Initial measurement	22,268
Change in valuation inputs or other assumptions(1)	(2,834)
Fair value as of December 31, 2019	$19,434
Change in valuation inputs or other assumptions(1)	20,525
Fair value as of December 31, 2020	$39,959
___________________
(1)Changes in valuation inputs or other assumptions are recognized in noninterest expense — general and administrative in the Consolidated Statements of Operations and Comprehensive Income (Loss).
In connection with the Business Combination, the Series H warrants will convert into warrants to purchase common stock of the combined entity at the conversion price and ratio for Series H established under “— Conversion” above.
Note 11. Permanent Equity
The Company is authorized to issue common stock and non-voting common stock. As of December 31, 2020 and 2019, the Company was authorized to issue 447,815,616 and 390,815,616 shares of common stock, respectively, and 5,000,000 shares of non-voting common stock.
During December 2020, we issued 20,067,302 shares of common stock for gross proceeds received of $369.8 million, which was offset by direct legal costs of $56 (the “Common Stock Issuance”). The number of shares issued in the Common Stock Issuance is subject to upward adjustment if we consummate the Business Combination described in Note 18, with the amount of any adjustment based on the implied per-share consideration in the Business Combination and the number of shares of our capital stock issued in certain dilutive issuances prior to the closing of the Business Combination. We expect the adjustment to result in the issuance of an additional 735,100 shares at the time of closing the Business Combination.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
The Company reserved the following common stock for future issuance as of the dates indicated:

	December 31,
	2020	2019
Conversion of outstanding redeemable preferred stock	253,525,467	215,884,709
Unissued redeemable preferred stock reserved for issued warrants	6,983,585	6,983,585
Unissued redeemable preferred stock	47,133,140	27,778,851
Outstanding stock options and RSUs	42,775,741	32,153,427
Possible future issuance under stock plans	19,177,343	6,526,084
Contingent common stock in connection with acquisition(1)	183,985	—
Total common stock reserved for future issuance	369,779,261	289,326,656
___________________
(1)Represents contingently issuable common stock in connection with our acquisition of 8 Limited. See Note 2 for additional information.
Dividends
Common stockholders and non-voting common stockholders are entitled to dividends when and if declared by the board of directors, but as stated in Note 10, only after dividends are paid to redeemable preferred stockholders, with the exception of Series C preferred stockholders. All redeemable preferred shares, except for Series 1 preferred stock, participate in dividends with common stock. There were no dividends declared or paid to common stockholders during the years ended December 31, 2020 and 2019.
Conversion and Redemption
Upon the Company’s sale of its common stock in a firm commitment underwritten IPO, each share of non-voting common stock would automatically be converted into such number of common stock as is determined by dividing $1.00 by the conversion price applicable to such shares. The initial conversion price per share shall be $1.00. Both prices are subject to adjustment for any stock splits and stock dividends. The common stock and non-voting common stock are otherwise non-redeemable.
Liquidation
Upon completion of the distribution to preferred stockholders, as discussed within Note 10, if assets remain in the Company, the holders of common stock and non-voting common stock would receive all of the remaining assets pro rata based on the number of shares of common stock then held by each holder (assuming conversion of all such non-voting common stock into common stock).
Voting Rights
Each holder of common stock has the right to one vote per share of common stock and is entitled to notice of any stockholders’ meeting. Non-voting common stock does not have any voting rights or other powers. The common stockholders, voting together as a single class, can elect one member to the board of directors.
Note 12. Stock-Based Compensation
The Company maintains the Amended and Restated 2011 Stock Option Plan, which provides for granting stock options and RSUs, pursuant to which the Company has authorized 88,426,267 shares of its common stock for issuance to its employees, non-employee directors and non-employee third parties and also has 35,000 shares authorized under a stock plan assumed in a business combination as of December 31, 2020. Further, during the years ended December 31, 2020, 2019 and 2018, we incurred cash outflows of $31,259, $21,411 and $3,154, respectively, related to the payment of withholding taxes for vested RSUs. These cash outflows are presented within financing activities in the Consolidated Statements of Cash Flows.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Stock-based compensation expense related to stock options and RSUs is presented within the following line items in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the periods indicated:

	Year Ended December 31,
	2020	2019	2018
Technology and product development	$28,271	$16,107	$7,872
Sales and marketing	8,045	4,192	2,301
Cost of operations	6,067	1,678	1,841
General and administrative	57,487	38,959	30,922
Total	$99,870	$60,936	$42,936
Common Stock Valuations
Prior to us contemplating a public market transaction, we established the fair value of our common stock by using the option pricing model (Black-Scholes Model based) via the backsolve method and through placing weight on previously redeemable preferred stock transactions, such as our Series H redeemable preferred stock transactions during 2019, Series H-1 redeemable preferred stock transaction during 2020 and a secondary market transaction involving our Series F preferred stock during 2020, transactions in our common stock during the period and a guideline public company multiples analysis. Our use of the Black-Scholes Model required the use of subjective assumptions, including the risk-free interest rate, expected term, expected stock price volatility and dividend yield. The risk-free interest rate assumption was based upon observed interest rates for constant maturity U.S. Treasury securities consistent with the expected term of our stock options. The expected term represented the period of time the stock options were expected to be outstanding and was based on the simplified method. Under the simplified method, the expected term of a stock option is presumed to be the midpoint between the vesting date and the end of the contractual term. Management used the simplified method due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected term of the stock options. Expected volatility was based on historical volatility for publicly traded stock of comparable companies over the estimated expected life of the stock options. In identifying comparable companies, we considered factors such as industry, stage of life cycle and size. The valuations also applied discounts for lack of marketability to reflect the fact that there was no market mechanism to sell our common stock and, as such, the common stock option and RSU holders would need to wait for a liquidity event to facilitate the sale of their equity awards. In addition, there were contractual transfer restrictions placed on common stock in the event that we remained a private company.
During the third quarter of 2020, once we made intentional progress toward pursuing a public market transaction, we began applying the PWERM to determine the fair value of our common stock. The probability weightings assigned to certain potential exit scenarios were based on management’s expected near-term and long-term funding requirements and assessment of the most attractive liquidation possibilities at the time of the valuation. During this process, we assigned probability weightings to “go public” event scenarios and a “stay private” scenario, wherein the enterprise valuation was based on either estimated exit valuations determined from conversations held with external parties or was based on public company comparable net book value multiples at the time of our valuation, respectively. In addition, our “stay private” scenario valuation approach continued to rely on a guideline public company multiples analysis with an option pricing model to determine the amount of aggregate equity value allocated to our common stock.
During the fourth quarter of 2020, we valued our common stock on a monthly basis. A common stock transaction that closed in December 2020 at a price of $18.43 per common share, which was of substantial size and in close proximity to the Business Combination, served as the key input for the fair value of our common stock for grants made during the fourth quarter of 2020. We decreased the assumed discount for lack of marketability throughout the fourth quarter of 2020, corresponding with our decreased time to liquidity assumption throughout the quarter, as we became more certain about the possibility of entering into the Business Combination over time.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Stock Options
The terms of the stock option grants, including the exercise price per share and vesting periods, are determined by our board of directors. At the discretion and determination of our board of directors, the Plan allows for the granting of stock options that may be exercised before the stock options have vested.
Stock options are typically granted at exercise prices equal to the fair value of our common stock at the date of grant. Our stock options typically vest at a rate of 25% after one year from the vesting commencement date and then monthly over an additional three-year period. While the vesting schedule noted is typical, stock options have been issued under other vesting schedules. These alternative schedules include, but are not limited to, (i) vesting at a rate of 20% after one year from vesting commencement date and then monthly over an additional four years, (ii) monthly vesting beginning on the vesting commencement date for a period of four years, and (iii) monthly vesting beginning on the vesting commencement date for a period of two years. Our stock options expire ten years from the grant date or within 90 days of employee termination.
There were no stock option grants during the year ended December 31, 2019.
The following is a summary of stock option activity for the year indicated:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding as of December 31, 2019	17,640,539	$12.11	7.7
Granted(1)	217,275	11.39
Replacement Options(2)	3,980,300	0.65
Exercised(3)	(1,169,956)	3.23
Modifications(4)	(2,346,628)	13.34
Forfeited	(314,195)	11.61
Expired	(823,507)	11.42
Outstanding as of December 31, 2020	17,183,828	$9.92	6.6
Exercisable as of December 31, 2020	12,012,098	$10.28	6.4
____________________
(1)The weighted average grant date fair value of stock options granted during the year ended December 31, 2020 was $4.26.
(2)In connection with our acquisition of Galileo, we converted outstanding stock options to acquire common stock of Galileo into corresponding options to acquire common stock of SoFi at an exchange ratio of one Galileo option to 3.83 Replacement Options. See Note 2 for additional information.
(3)The tax benefit from stock options exercised was not material for the period presented.
(4)On May 14, 2020, certain employees were given the option to exchange stock options for RSUs at a conversion ratio of one RSU for every $13.00 of stock option value on the date of the offer. There were 296 employees who participated in this offer. On the date of the modification, the fair value of our common stock was $12.11. We concluded that all stock options were probable of vesting, as the impetus for the modification was to give certain employees who had stock options prior to RSU issuances becoming more ubiquitous at SoFi an opportunity to have more RSUs. Modifications of equity-classified awards that have performance and/or service conditions can be categorized into four types. We concluded that the facts and circumstances aligned with a probable-to-probable modification (Type I modification) for the modified stock options, and did not recognize any incremental share-based compensation expense because the fair value of the replacement award was less than the fair value of the replaced award at the time of the modification.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
The following table summarizes the inputs used for estimating the fair value of stock options granted during the years indicated. During the year ended December 31, 2020, the inputs disclosed below exclude those associated with Replacement Options granted in connection with our acquisition of Galileo. See Note 2 for the inputs used to estimate the fair value of the Replacement Options. There were no stock options granted during the year ended December 31, 2019.

	Year Ended December 31,
Input	2020	2018
Risk-free interest rate	0.3% – 1.4%	2.5% – 3.1%
Expected term (years)	5.5 – 6.0	5.7 – 6.3
Expected volatility	36.5% – 42.5%	35.0%
Fair value of common stock	$11.21 – $12.11	$10.78 – $11.97
Dividend yield	—%	—%
Total compensation cost related to unvested stock options not yet recognized as of December 31, 2020 was $17,209, and will be recognized over a weighted average period of approximately 1.8 years. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2020, 2019 and 2018 was $13,610, $13,422 and $6,713, respectively. The aggregate intrinsic value of stock options outstanding and stock options exercisable as of December 31, 2020 was $146,144 and $97,911, respectively. The weighted average grant date fair value of stock options granted during the year ended December 31, 2018 was $3.63.
Restricted Stock Units
The Company began issuing RSUs to its employees in 2017. RSUs are equity awards granted to employees that entitle the holder to shares of our common stock when the awards vest. RSUs granted to newly hired employees typically vest 25% on the first vesting date, which occurs approximately one year after the date of grant, and ratably each quarter of the ensuing 12-quarter period. RSUs have been issued under other vesting schedules. These alternative schedules include, but are not limited to, (i) vesting at a rate of 20% after one year from vesting commencement date and then monthly over an additional four years, (ii) vesting at a rate of 25% after one year and then monthly over an additional three years, and (iii) other vesting schedules ranging in total duration from one to four years. During the year ended December 31, 2020, we also made RSU grants to certain executive officers in which vesting commences approximately two years after the date of grant and then quarterly over an additional two years. RSUs are measured based on the fair value of our common stock on the date of grant.
The weighted average fair value of our common stock was $13.37 and $11.28 during the years ended December 31, 2020 and 2019, respectively.
The following table summarizes RSU activity for the year indicated:

	Number of RSUs	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2019	14,512,888	$11.33
Granted	20,636,594	13.57
Modifications(1)	732,724	n/a
Vested(2)	(6,614,661)	11.53
Forfeited	(3,675,632)	11.64
Outstanding at December 31, 2020(3)	25,591,913	$13.06
________________________
(1)On May 14, 2020, certain employees were given the option to exchange options for RSUs. See “— Stock Options” above for additional information. The fair value of our common stock on the date of the modification was $12.11. There was no incremental fair value obtained based on the modification, and we continue to recognize stock-based compensation expense based on the original grant date fair value of the respective awards.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
(2)The total fair value, based on grant date fair value, of RSUs that vested during the years ended December 31, 2020, 2019 and 2018 was $76.3 million, $50.4 million and $8.6 million, respectively.
(3)The weighted average grant date fair value of outstanding RSUs at December 31, 2020 includes the grant date fair value of modified unvested RSUs as described above in footnote (1).
As of December 31, 2020, there was $310.1 million of unrecognized compensation cost related to unvested RSUs, which will be recognized over a weighted average period of approximately 3.4 years. The weighted average grant date fair value of RSUs issued during the years ended December 31, 2019 and 2018 was $11.28 and $11.45, respectively.
Note 13. Income Taxes
Loss before income taxes consisted of the following for the years presented:

	Year Ended December 31,
	2020	2019	2018
Domestic	$(316,252)	$(238,533)	$(251,950)
Foreign	(12,269)	(1,066)	(1,407)
Loss before income taxes	$(328,521)	$(239,599)	$(253,357)
Income tax expense (benefit) consisted of the following for the years presented:

	Year Ended December 31,
	2020	2019	2018
Current tax expense:
U.S. federal	$—	$—	$34
U.S. state and local	23	17	80
Foreign	13	29	17
Total current tax expense	36	46	131
Deferred tax expense (benefit):
U.S. federal	(70,692)	(34)	2,664
U.S. state and local	(33,823)	94	(3,753)
Foreign	11	(8)	—
Total deferred tax expense (benefit)	(104,504)	52	(1,089)
Income tax expense (benefit)	$(104,468)	$98	$(958)
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law. The CARES Act has not had a material impact on our provision for income taxes.
The significant change in our income tax position for the year ended December 31, 2020 relative to 2019 was primarily due to a partial release of our valuation allowance in the second quarter of 2020 in connection with deferred tax liabilities resulting from intangible assets acquired from Galileo in May 2020, as well as additional tax benefits recognized during the fourth quarter of 2020 resulting from adjustments to the deferred tax liabilities created by the Galileo acquisition that were made outside of the purchase accounting adjustment window due to the closure of the measurement period for provisional amounts related to taxes.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
A reconciliation of the expected income tax benefit at the statutory federal income tax rate to the income tax expense (benefit) at the effective income tax rate was as follows for the years presented:

	Year Ended December 31,
	2020	2019	2018
Expected income tax benefit at federal statutory rate	$(68,921)	$(50,316)	$(53,205)
Valuation allowance for deferred tax assets	(9,445)	53,431	55,920
State and local income taxes, net of federal benefit	(26,681)	52	(2,894)
Research and development tax credits	(6,883)	(5,469)	(3,505)
Change in fair value of warrants(1)	4,310	(595)	—
Other(1)	3,152	2,995	2,726
Income tax expense (benefit)	$(104,468)	$98	$(958)
Effective tax rate	31.80%	(0.04)%	0.38%
___________________
(1)We modified the presentation in the current period to separately present only the change in fair value of warrants component of non-deductible expenses. The remaining non-deductible expenses are included within “other”. We reclassified amounts for the prior periods to conform to the current period presentation.
A reconciliation of unrecognized tax benefits was as follows for the years presented:

	Year Ended December 31,
	2020	2019	2018
Unrecognized tax benefits at beginning of year	$4,307	$1,928	$1,393
Gross increases – tax positions in prior period	55	1,306	121
Gross decreases – tax positions in prior period	(331)	(11)	—
Gross increases – tax positions in current period	1,086	1,084	414
Unrecognized tax benefits at end of year	$5,117	$4,307	$1,928
If the unrecognized tax benefit of $5,117 and $4,307 as of December 31, 2020 and 2019, respectively, is recognized, there will be no effect on our effective tax rate, as the tax benefit would increase a deferred tax asset, which is offset with a full valuation allowance. We expect to continue to accrue unrecognized tax benefits for certain recurring tax positions; however, we do not expect any other significant increases or decreases to unrecognized tax benefits within the next twelve months.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
The significant components of the Company’s net deferred tax liabilities were as follows as of the dates indicated:

	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$230,866	$176,564
Operating lease liabilities	29,340	29,969
Stock-based compensation	16,876	10,120
Research and development credits	25,538	16,081
Capital loss carryforwards	733	2,619
Amortization	—	1,333
Accruals and other	14,614	6,643
Gross deferred tax assets	317,967	243,329
Valuation allowance	(141,101)	(148,426)
Total deferred tax assets	$176,866	$94,903
Deferred tax liabilities:
Depreciation	$(4,951)	$(968)
Amortization(1)	(95,819)	—
Operating lease ROU assets	(26,121)	(27,279)
Servicing rights	(41,556)	(56,978)
Securitization investments	(7,268)	(9,576)
Other	(1,734)	(353)
Total deferred tax liabilities	(177,449)	(95,154)
Net deferred tax liabilities	$(583)	$(251)
___________________
(1)During the year ended December 31, 2020, our deferred tax liabilities increased primarily due to acquired intangible assets recognized at fair value in connection with our acquisition of Galileo in which we had no tax basis. See Note 2 for additional information.
The following table details the activity of the deferred tax asset valuation allowance during the years indicated:

	Balance at Beginning of Period	Additions		Deductions(2)	Balance at End of Period
		Charged to Costs and Expenses	Charged to Other Accounts(1)
Year Ended December 31, 2018
Deferred tax asset valuation allowance	$3,464	$74,180	$—	$—	$77,644
Year Ended December 31, 2019
Deferred tax asset valuation allowance	77,644	70,782	—	—	148,426
Year Ended December 31, 2020
Deferred tax asset valuation allowance	148,426	87,552	4,916	(99,793)	141,101
___________________
(1)Additions charged to other accounts for the year ended December 31, 2020 related to the increase in our valuation allowance in connection with net deferred tax assets acquired in our acquisition of 8 Limited in April 2020. See Note 2 for additional information.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
(2)Deductions for the year ended December 31, 2020 related to the release of our valuation allowance in connection with deferred tax liabilities acquired in our acquisition of Galileo in May 2020. See Note 2 for additional information.
In assessing the realizability of deferred tax assets, management reviews all available positive and negative evidence.
During the year ended December 31, 2018, available negative evidence, such as non-forecasted losses realized on loan sales and a strategic shift in priorities that changed projections for near-term profitability, led us to establish a full valuation allowance, resulting in an increase of $74,180.
During the year ended December 31, 2019, we maintained a full valuation allowance against our net deferred tax assets, increasing our valuation allowance by $70,782.
During the year ended December 31, 2020, we continued to maintain a full valuation allowance against our net deferred tax assets in applicable jurisdictions, increasing our valuation allowance by $87,552. Additionally, we increased our valuation allowance by $4,916 in connection with the acquisition of net operating loss deferred tax assets from 8 Limited, and decreased our valuation allowance by $99,793 due to deferred tax liabilities resulting from intangible assets acquired from Galileo. The deferred tax liabilities arising from our acquisition of intangible assets from Galileo provided for additional sources of income whereby the valuation allowance against pre-combination deferred tax assets could be reduced, which resulted in a tax benefit recognized for the year. In certain state jurisdictions where sufficient deferred tax liabilities exist, no valuation allowance is recognized. We will continue to recognize a full valuation allowance until there is sufficient positive evidence to support its release.
The following table provides information about the Company’s net operating loss carryforwards by jurisdiction as of the dates indicated:

		December 31,
	Expiration	2020	2019
U.S. federal(1)	2031 – 2037	$209,564	$209,564
	Indefinite	589,996	426,646
U.S. state(2)	2021 – 2040	689,298	543,401
	Indefinite	130,404	95,330
Foreign	Indefinite	44,419	—
___________________
(1)Federal net operating loss carryforwards generated in periods after December 31, 2017 are subject to an 80% limitation when used in future tax periods as a result of the Tax Cuts and Jobs Act (“TCJA”) passed in 2017. The CARES Act provided for the temporary elimination of the 80% limitation for any net operating loss utilization prior to January 1, 2021.
(2)State conformity to either TCJA or the CARES Act is established by each state’s local statutes and conformity to one act does not require conformity to both acts.
Federal and state research and development tax credits were $30,448 and $19,413 as of December 31, 2020 and 2019, respectively, and, if not utilized, will expire at various dates beginning in 2031.
The Company files a federal income tax return in the United States and also files in various state jurisdictions. As of December 31, 2020, all federal and state tax returns since inception of the Company remain subject to examination by the respective taxing authorities, with the exception of the Company’s New York tax returns for 2013 through 2015.
Note 14. Related Parties
The Company defines related parties as members of our board of directors, entity affiliates, executive officers and principal owners of the Company’s outstanding stock and members of their immediate families. Related parties also include any other person or entity with significant influence over the Company’s management or operations.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Stockholder Note
2019: In March 2019, the Company entered into a $58,000 note receivable agreement with a stockholder (“Note Receivable Stockholder”), which accrued interest at 7.0%, and was collateralized by the stockholder’s common stock and redeemable preferred stock. Related to this collateralization, the Company obtained call rights to purchase the collateral at $8.80 per share (“Call Option Rights”). The Call Option Rights were not freestanding and were not considered an embedded derivative because they did not qualify for net settlement. The initial scheduled maturity date was December 2019, but certain extensions were built into the note receivable agreement and the note receivable agreement remained outstanding as of December 31, 2019. Both the Company and the stockholder had the option to extend the note receivable for six months beyond the initial scheduled maturity, and the extension option was exercised by the Company in September 2019. After this six-month period, we had a unilateral extension option for unlimited consecutive three-month terms. Our Call Option Rights were effective through the then-current note receivable maturity date in the event the note was prepaid before its then-current maturity date.
In October 2019, the Company assigned a portion of its Call Option Rights to another stockholder who paid $15,155 to purchase an aggregate 1,722,144 of the Note Receivable Stockholder’s common stock and redeemable preferred stock. The Note Receivable Stockholder was then able to use the proceeds from the sale to pay off a portion of the outstanding note receivable and accrued interest owed to us. During the year ended December 31, 2019, we recognized related party interest income of $3,214. As of December 31, 2019, we had an interest income receivable of $2,546 and an outstanding principal balance on the note receivable of $43,513, which were recorded within additional paid-in capital in the Consolidated Balance Sheets.
2020: During the year ended December 31, 2020, the Note Receivable Stockholder made payments totaling $47,823 toward the outstanding principal balance and accrued interest, with the final payment made in November 2020. During the year ended December 31, 2020, we recognized related party interest income of $1,764 and as of December 31, 2020, there was no remaining receivable associated with this related party note; however, our Call Option Rights remained outstanding post settlement, per the terms of our Note Receivable Stockholder agreement.
During December 2020, we exercised our Call Option Rights to acquire the Note Receivable Stockholder collateral, which represented 59,750 shares of common stock and 15,097,587 shares of redeemable preferred stock consisting of: 10,558,256 shares of Series B; 1,042,462 shares of Series D; 220,814 shares of Series E and 3,276,055 shares of Series F. The amount payable in connection with the exercise of $133,385 resulted in a reduction to accumulated deficit of $526 for the common stock retired, a reduction to redeemable preferred stock of $80,201 for the redeemable preferred stock balance at the time of the exercise, and the remainder amount of $52,658 recorded as a reduction to additional paid-in capital. The Call Option Rights shares were retired upon receipt. The option exercise payable remained outstanding as of December 31, 2020 and the reserved funds were presented within restricted cash and cash equivalents on the Consolidated Balance Sheets. The payment was subsequently made in January 2021.
Apex Loan
In November 2019, we lent $9,050 to Apex at an interest rate of 12.5% per annum, which had a scheduled maturity date of August 31, 2020 and remained outstanding as a related party note receivable as of December 31, 2019. We recognized related party interest income of $124 during the year ended December 31, 2019. In August 2020, we extended the maturity date to August 31, 2021 and modified the interest rate to 5.0% per annum, which we determined to be below the market rate of interest, from the amendment date until the outstanding principal balance is paid in full. In accordance with ASC 835-30, Interest, during the year ended December 31, 2020, we recognized a loss of $319 within noninterest income — other in the Consolidated Statements of Operations and Comprehensive Income (Loss) representing the discounted fair value of the loan receivable relative to its stated value at the market rate of interest. The loss is accreted into interest income over the remaining term of the loan. During the year ended December 31, 2020, we lent an additional $7,643 to Apex at an interest rate of 10.0% per annum, which matures on March 31, 2021. We recognized related party interest income of $1,425 during the year ended December 31, 2020, which included $1,319 related to the principal balances of the Apex loans and $106

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
related to the discount accretion. We had an interest income receivable of $1,443 as of December 31, 2020. See Note 18 for a subsequent event associated with the Apex loans.
We did not enter into any related party arrangements during the year ended December 31, 2018, and had no related party income or expense during the year then ended.
Equity Method Investments
Our interest in Apex, which we acquired in December 2018, was deemed significant under Rule 4-08(g). The seller of the Apex interest had a Seller Call Option over our equity interest in Apex, which the seller exercised during January 2021. See Note 1 under “—Equity Method Investments” for additional information. We also had an equity method investment in a residential mortgage origination joint venture that we exited in the third quarter of 2020, which was not deemed significant for any periods presented. The following tables present summarized financial information for the entities in which we have equity method investments on an aggregated basis since the dates of acquisition:

	As of December 31,
	2020(1)	2019
Total assets	$10,254,902	$5,098,943
Total liabilities	10,032,736	4,932,181
_________________
(1)Does not reflect any amounts attributable to the residential mortgage origination joint venture, as we exited the arrangement in the third quarter of 2020.

	Year Ended December 31,
	2020(1)	2019	2018(2)
Total revenues	$276,968	$149,922	$5,014
Net income	58,426	22,255	432
_________________
(1)For the residential mortgage origination joint venture, reflects amounts through the third quarter of 2020, when we exited the arrangement.
(2)For Apex, reflects amounts subsequent to the date on which we entered into the equity method arrangement.
Note 15. Commitments, Guarantees, Concentrations and Contingencies
Leases
As discussed in Note 1, we adopted the provisions of ASU 2016-02 and ASU 2018-11 as of January 1, 2019. Periods subsequent to this adoption date are presented and disclosed in accordance with ASC 842, Leases, while comparative periods continue to be presented and disclosed in accordance with legacy guidance in ASC 840, Leases.
We primarily lease our office premises under multi-year, non-cancelable operating leases. In September 2019, we entered into several agreements associated with being the named sponsor of the LA Stadium and Entertainment District at Hollywood Park in Inglewood, California (“SoFi Stadium”), which includes the stadium itself, a performance venue and a future shopping district, which were determined to contain both lease and non-lease components and which either commenced during the year ended December 31, 2020 or have not yet commenced as of December 31, 2020, as summarized below:
•Our rights to use two multi-purpose stadium suites were determined to be operating leases that commenced on September 1, 2020, for which we elected the practical expedient to not bifurcate the lease component from the non-lease components;

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
•Our rights to certain physical signage within the stadium, which commenced September 1, 2020, were determined to be finance leases, as the lease term constitutes the major part of the remaining economic life of the underlying assets;
•Our rights to certain event space within the stadium and performance venue on a rent-free basis were determined to be operating leases to which we applied the short-term lease exemption practical expedient and, as such, recognize lease payments on a straight-line basis within short-term lease cost over the lease term that commenced September 1, 2020;
•We bifurcated lease components from non-lease components of the arrangements, which represent sponsorship and advertising opportunities rather than the rights to physical assets that we control. The standalone values of the lease and non-lease components in the arrangement were determined based on: (i) an estimate of rent per square foot, (ii) an observable market quote for the asset, or (iii) project details provided by contractors on the stadium project, all of which were adjusted by an annual expected inflation rate, as appropriate. We allocated the total contract consideration to the lease and non-lease components on a relative standalone price basis. The payments are tranched based on the value of the benefit we expect to derive from SoFi Stadium each year. The non-lease costs are recognized evenly each month based on the payment tranche within noninterest expense — sales and marketing in the Consolidated Statements of Operations and Comprehensive Income (Loss), which is commensurate with the value we expect to receive from this arrangement over time. The non-lease components associated with the stadium and performance venue were recognized beginning in the third quarter of 2020; and
•The agreement associated with the shopping district did not commence as of December 31, 2020 and is currently expected to commence no earlier than 2022. We do not expect the agreement to contain a material lease component, although the evaluation remains ongoing. The non-lease components of the shopping district agreement associated with marketing and advertising will be recognized evenly each month based on the payment tranche within noninterest expense — sales and marketing in the Consolidated Statements of Operations and Comprehensive Income (Loss), with payments beginning in April 2025, which is commensurate with the value we expect to receive from this arrangement over time.
Our operating leases have terms expiring from 2021 through 2040, exclusive of renewal option periods. Our office leases contain renewal option periods ranging from one to ten years from the expiration dates. These options were not recognized as part of our ROU assets and operating lease liabilities, as we did not conclude at the commencement date of the leases that we were reasonably certain to exercise these options. However, in our normal course of business, we expect our office leases to be renewed, amended or replaced by other leases.
Our finance leases expire in 2040.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
The components of lease expense and supplemental cash flow information related to our leases for the years ended December 31, 2020 and 2019 were as follows. For our office leases, we net sublease income against other lease costs shown in the below table. Furthermore, cash flow information is presented net of sublease income.

	Year Ended December 31,
	2020	2019
Operating lease cost	$17,371	$16,380
Finance lease cost – amortization of ROU assets	719	—
Finance lease cost – interest expense on lease liabilities	167	—
Short-term lease cost	463	323
Variable lease cost(1)	2,382	880
Sublease income(2)	(820)	(512)
Total lease cost	$20,282	$17,071
Cash paid for amounts included in the measurement of lease liabilities
Operating cash outflows from operating leases	$17,444	$12,446
Operating cash outflows from finance leases	85	—
Financing cash outflows from finance leases	489	—
____________________
(1)Variable lease cost includes non-lease components classified as lease costs, such as common area maintenance fees, property taxes and utilities, that vary in amount for reasons other than the passage of time. We elected the practical expedient to not bifurcate the lease component from the non-lease components.
(2)We entered into a sublease arrangement in July 2019, through which we earn sublease income, which offsets our lease cost related to the underlying premises. During the year ended December 31, 2020, we offered the sublessee a partial rent abatement as a result of the COVID-19 pandemic. The sublease arrangement terminates in August 2021.
Total lease cost was $11,569 for the year ended December 31, 2018.
We obtained non-cash operating lease ROU assets in exchange for new operating lease liabilities of $26,417 and $24,715 during the years ended December 31, 2020 and 2019, respectively, of which $5,640 during the 2020 period was obtained in our acquisitions. Modifications to operating leases resulted in an aggregate non-cash increase (decrease) in operating lease ROU assets of $79 and $(5,407) during the years ended December 31, 2020 and 2019, respectively. We obtained non-cash finance lease ROU assets in exchange for new finance lease liabilities of $15,100 during the year ended December 31, 2020. We did not have any finance leases prior to 2020.
In April 2020, the FASB issued guidance allowing entities to make a policy election whether to account for lease concessions related to the COVID-19 pandemic as lease modifications. The election applies to any lessor-provided lease concession related to the impact of the COVID-19 pandemic, provided that the concession does not result in a substantial increase in the rights of the lessor or in the obligations of the lessee. During the year ended December 31, 2020, the lessor for one of our operating leases allowed us to defer payments on the lease beginning in April 2020 as a result of our inability to use the leased premises during the COVID-19 pandemic. We elected to not account for this non-substantial concession as a lease modification. In the absence of this concession, we would have recognized $1,698 in additional operating lease cost during the year ended December 31, 2020.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Supplemental balance sheet information related to our leases was as follows as of the dates presented:

	December 31,
	2020	2019
Operating Leases
ROU assets	$116,858	$101,446
Operating lease liabilities	$139,796	$124,745
Weighted average remaining lease term (in years)	9.5	9.0
Weighted average discount rate	4.7%	5.1%
Finance Leases
ROU assets(1)	$14,381	$—
Lease liabilities(2)	$14,693	$—
Weighted average remaining lease term (in years)	19.2	—
Weighted average discount rate	3.4%	—%
____________________
(1)Finance lease ROU assets as of December 31, 2020 were presented within property, equipment and software in the Consolidated Balance Sheets.
(2)Finance lease liabilities as of December 31, 2020 were presented within accounts payable, accruals and other liabilities in the Consolidated Balance Sheets.
For the periods presented, maturities of lease liabilities as of the dates indicated and a reconciliation of the total undiscounted cash flows to the lease liabilities in the Consolidated Balance Sheets were as follows in accordance with ASC 842:

	Operating Leases	Finance Leases
As of December 31, 2020
2021	$19,168	$1,004
2022	19,793	959
2023	19,437	964
2024	19,091	968
2025	18,036	1,038
Thereafter	77,903	15,113
Total	173,428	20,046
Less: imputed interest	(33,632)	(5,353)
Lease liabilities	$139,796	$14,693
Other Commitments
In September 2019, we entered into a 20-year partnership with LA Stadium and Entertainment District at Hollywood Park in Inglewood, California that granted us the exclusive naming rights to SoFi Stadium and official partnerships with the Los Angeles Chargers and Los Angeles Rams, as well as rights with the performance venue and surrounding entertainment district (“Naming and Sponsorship Agreement”). Payments under the Naming and Sponsorship Agreement total $625.0 million beginning in 2020 and ending in 2040 and include operating lease

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
obligations, finance lease obligations and sponsorship and advertising opportunities at the complex, which are payable during the following years indicated:

As of December 31, 2020
2021(1)	$24,375
2022	25,077
2023	25,183
2024	25,292
2025	29,157
Thereafter	479,041
Total	$608,125
____________________
(1)Represents the contractual payments for 2021 under the Naming and Sponsorship Agreement. See “Contingencies — SoFi Stadium Contingency” below for discussion of an associated contingent matter, the outcome of which could increase payments for 2021 by up to $10,342, as the third payment associated with the contingent matter was paid in 2021.
We made payments totaling $6,533 during the year ended December 31, 2020. See “Contingencies — SoFi Stadium Contingency” below for discussion of an associated contingent matter.
Additionally, during the year ended December 31, 2020, we had principal commitments for a seller note issued in connection with the acquisition of Galileo. See Note 2 for additional information.
Concentrations
Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and restricted cash equivalents, residual investments and loans. We hold cash and cash equivalents and restricted cash and restricted cash equivalents in accounts at regulated domestic financial institutions in amounts that may exceed FDIC insured amounts. We believe these institutions are of high credit quality and have not experienced any related losses to date.
We are dependent on third-party funding sources to originate loans. Additionally, we sell loans to various third parties. During the year ended December 31, 2020, the two largest third-party buyers accounted for a combined 49% of our loan sales volume. During the year ended December 31, 2019, approximately 10% of our loan sales volume was concentrated in the largest third-party buyer. There were no significant concentrations for the year ended December 31, 2018. No individual third-party buyer accounted for 10% or more of consolidated total net revenues for any of the periods presented.
The Company is exposed to default risk on borrower loans originated and financed by us. There is no single borrower or group of borrowers that comprise a significant concentration of the Company’s loan portfolio. Likewise, the Company is not overly concentrated within a group of channel partners or other customers, with the exception of our distribution of personal loan residual interests in our sponsored personal loan securitizations, which we market to third parties and the aforementioned whole loan buyers. Given we have a limited number of prospective buyers for our personal loan securitization residual interests, this might result in us utilizing a significant amount of our own capital to fund future residual interests in personal loan securitizations, or impact the execution of future securitizations if we are limited in our own ability to invest in the residual interest portion of future securitizations, or find willing buyers for securitization residual interests.
See Note 17 for a discussion of concentrations in revenues from contracts with customers.
Contingencies
In limited instances, the Company may be subject to a variety of claims and lawsuits in the ordinary course of business. As of December 31, 2020 and 2019, there were no material claims requiring disclosure.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
Galileo Contingency
Galileo, our wholly owned subsidiary that we acquired in May 2020, is subject to a class action litigation as a co-defendant involving service disruption for customers of Galileo’s largest client stemming from Galileo’s system experiencing technology platform downtime. Additionally, the client sought compensatory payment from Galileo as part of the technology platform outage. Galileo’s maximum exposure to loss associated with the combined litigation is $7,200. At the acquisition date, the Company believed it was probable that a settlement would be reached and estimated the combined loss to be $6,195. This estimated loss remained the best estimate as of December 31, 2020. During November 2020, we settled a claim arising from one of Galileo’s customers associated with a technology platform outage for $3,341, which represented a portion of our contingent liability, along with a corresponding portion of the insurance recovery recorded within other assets. As such, the settlement had no impact on our Consolidated Statements of Operations and Comprehensive Income (Loss). The estimated contingent liability associated with the related class action litigation remains unresolved and we determined that the remaining contingent liability of $2,854 as of December 31, 2020, which was presented within accounts payable, accruals and other liabilities in the Consolidated Balance Sheets, was appropriate. Other assets as of December 31, 2020 included $2,854 for the expected insurance recovery on the expected settlement. We expense legal fees associated with this litigation as they are incurred.
SoFi Stadium Contingency
In September 2020, we discussed certain provisions of the Naming and Sponsorship Agreement for SoFi Stadium entered into by the same parties in September 2019 in light of the COVID-19 pandemic. Based on these discussions and as of the date of this filing, SoFi is paying sponsorship fees for the initial contract year (July 1, 2020 to March 31, 2021) of $9.8 million, payable in three equal installments, of which the first two installments were paid during the year ended December 31, 2020, and the third installment was paid in January 2021.
The parties will revisit the sponsorship fees and determine the ultimate amount payable for the initial contract year. Therefore, the Company is exposed to additional potential sales and marketing expense of up to $12.7 million, which reflects the difference between the sponsorship payment terms discussed in the foregoing and the commitment for the initial contract year made under the 2019 agreement, and which we expect to be resolved shortly after the end of the initial contract year. As of December 31, 2020, the Company is unable to estimate the amount of reasonably possible additional costs it may incur with respect to this contingency. Moreover, the Company has not determined that the likelihood of additional cost is probable. Therefore, as of December 31, 2020, the Company has not recorded additional expense related to this contingency.
Guarantees
We have three types of repurchase obligations that we account for as financial guarantees pursuant to ASC 460. First, we issue financial guarantees to FNMA on loans that we sell to FNMA, which manifest as repurchase requirements if it is later discovered that loans sold to FNMA do not meet FNMA guidelines. We have a three-year repurchase obligation from the time of origination to buy back originated loans that do not meet FNMA guidelines, and we are required to pay the full initial purchase price back to FNMA. We recognize a liability for the full amount of expected loan repurchases, which is based on historical experience. The liability we record is equal to what we expect to buy back and, therefore, approximates fair value. Second, we make standard representations and warranties related to other loan transfers, breaches of which would require us to repurchase the transferred loans. Finally, we have limited repurchase obligations for certain loan transfers associated with credit-related events, such as early prepayment or events of default within 90 days after origination. Estimated losses associated with credit-related repurchases are evaluated pursuant to ASC 326. In the event of a repurchase, we are typically required to pay the purchase price of the loans transferred.
As of December 31, 2020 and 2019, the Company accrued liabilities within accounts payable, accruals and other liabilities in the Consolidated Balance Sheets of $5,196 and $5,972, respectively, related to our estimated repurchase obligation, with the corresponding charges recorded within noninterest income — loan origination and sales in the Consolidated Statements of Operations and Comprehensive Income (Loss). As of December 31, 2020

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
and 2019, the amount associated with loans sold that were subject to the terms and conditions of our repurchase obligations totaled $3.9 billion and $4.2 billion, respectively.
As of December 31, 2020 and 2019, the Company had a total of $9.3 million and $9.4 million, respectively, in letters of credit outstanding with financial institutions. These outstanding letters of credit were issued for the purpose of securing certain of the Company’s operating lease obligations. A portion of the letters of credit was collateralized by $3.3 million and $3.4 million of the Company’s cash as of December 31, 2020 and 2019, respectively, which is included within restricted cash and restricted cash equivalents in the Consolidated Balance Sheets.
Mortgage Banking Regulatory Mandates
The Company is subject to certain state-imposed minimum net worth requirements for the states in which the Company is engaged in the business of a residential mortgage lender. Noncompliance with these requirements could result in potential fines or penalties imposed by the applicable state. Future events or changes in mandates may affect the Company’s ability to meet mortgage banking regulatory requirements. As of December 31, 2020 and 2019, the Company was in compliance with all minimum net worth requirements and, therefore, has not accrued any liabilities related to fines or penalties.
Retirement Plans
The Company has a 401(k) plan that covers all employees meeting certain eligibility requirements. The 401(k) plan is designed to provide tax-deferred retirement benefits in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Eligible employees may defer up to 100% of eligible compensation up to the annual maximum as determined by the Internal Revenue Service. The Company’s contributions to the plan are discretionary. The Company has not made any contributions to the plan to date.
Note 16. Earnings (Loss) Per Share
We compute earnings (loss) per share (“EPS”) attributable to common stock using the two-class method required for participating interests. Our participating interests include all series of our preferred stock. Series 1 preferred stock, which was issued during the year ended December 31, 2019, has preferential cumulative dividend rights. Pursuant to ASC 260, Earnings Per Share, for each period presented, we reduced net income (or increased net loss) by the contractual amount of dividends payable to Series 1 preferred stock before allocating any remaining undistributed earnings to all participating interests.
All other classes of preferred stock, except for Series C, have stated dividend rights, which have priority over undistributed earnings. The remaining losses are shared pro-rata among the preferred stock (with the exception of Series 1 preferred stock) and common stock outstanding during the measurement period, as if all of the losses for the period had been distributed. While our calculation of loss per share accounted for a loss allocation to all participating shares, we only presented loss per share below for our common stock. Basic loss per share of common stock is computed by dividing net loss, adjusted for the impact of Series 1 preferred stock dividends and loss allocated to other participating interests, by the weighted average number of shares of common stock outstanding during the period. Because of our reported net losses, we did not allocate any loss to participating interests in determining the numerator of the basic and diluted loss per share computation, as the allocation of loss would have been anti-dilutive. Further, we excluded the effect of all potentially dilutive common stock elements from the denominator in the computation of diluted loss per share, as their inclusion would have been anti-dilutive.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

	Year Ended December 31,
	2020	2019	2018
Numerator:
Net loss	$(224,053)	$(239,697)	$(252,399)
Less: preferred stock dividends	(40,536)	(23,923)	—
Less: preferred stock redemptions, net(1)	(52,658)	—	—
Net loss attributable to common stockholders – basic	$(317,247)	$(263,620)	$(252,399)
Denominator:
Weighted average common stock outstanding – basic	42,374,976	37,651,687	35,091,026
Add: Dilutive effects, as shown separately below
Common stock options	—	—	—
Unvested RSUs	—	—	—
Weighted average common stock outstanding – diluted	42,374,976	37,651,687	35,091,026
Loss per share – basic	$(7.49)	$(7.00)	$(7.19)
Loss per share – diluted	$(7.49)	$(7.00)	$(7.19)
___________________
(1)In December 2020, we exercised a call and redeemed certain redeemable preferred stock, as further discussed in Note 10 and Note 14. We considered the premium paid on redemption of $52,658 to be akin to a dividend to the redeemable preferred stockholder. As such, the premium, which represented the amount paid upon redemption over the carrying value of the preferred stock (such carrying value being reduced for preferred stock issuance costs) was deducted from net loss to determine the loss available to common stockholders.
We excluded the effect of the below elements from our calculation of diluted EPS, as their inclusion would have been anti-dilutive. These amounts represent the number of instruments outstanding at the end of the year.

	Year Ended December 31,
	2020	2019	2018
Redeemable preferred stock exchangeable for common stock(1)	253,225,941	215,580,230	199,355,696
Redeemable preferred stock warrants exchangeable for common stock(1)	6,983,585	6,983,585	—
Contingent common stock in connection with acquisition(1)(2)	183,985	—	—
Common stock options(1)	17,183,828	17,640,539	22,822,810
Unvested RSUs(1)	25,591,913	14,512,888	10,910,000
____________________
(1)For the years ended December 31, 2020, 2019 and 2018, these potential common stock elements were anti-dilutive in the periods to which they applied, as there were no earnings attributable to common stockholders.
(2)For the year ended December 31, 2020, represents contingently issuable common stock in connection with our acquisition of 8 Limited. See Note 2 for additional information.
Note 17. Business Segment Information
Each of our reportable segments is a strategic business unit that serves specific needs of our members based on the products and services provided. The segments are based on the manner in which management views the financial performance of the business. Contribution profit is the primary measure of segment profit and loss reviewed by the Chief Operating Decision Maker (“CODM”) and is intended to measure the direct profitability of each segment. Contribution profit is defined as total net revenue for each reportable segment less:
•fair value changes in servicing rights and residual interests classified as debt that are attributable to assumption changes, which impact the contribution profit within the Lending segment. These fair value changes are non-cash in nature and are not realized in the period; therefore, they do not impact the amounts available to fund our operations; and

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
•expenses directly attributable to the corresponding reportable segment. Directly attributable expenses primarily include sales and marketing, commissions and bonuses, and loan origination and servicing expenses, and vary based on the amount of activity within each segment. Directly attributable expenses also include certain employee salaries and benefits, professional services, occupancy, sales and marketing, tools and subscriptions, and bank service charges expenses. Expenses are attributed to the reportable segments using either direct costs of the segment or labor costs that can be attributed based upon the allocation of employee time for individual products.
The reportable segments also reflect the Company’s organizational structure. Each segment has a segment manager who reports directly to the CODM. The CODM has ultimate authority and responsibility over resource allocation decisions and performance assessment.
The Company has three reportable segments: Lending, Financial Services and Technology Platform. The Lending segment includes our personal, student and home loan products and the related servicing activities and, for 2020, a commercial loan. We originate loans in each of these three channels with the objective of either selling whole loans or securitizing a pool of originated loans for transfer to third-party investors. Revenues in the Lending segment are driven by changes in the fair value of our whole loans and securitization interests, gains or losses recognized on transfers that meet the true sale requirements under ASC 860 and our servicing-related activities, which mainly consist of servicing fees and the changes in our servicing assets over time. We also earn the difference between interest income earned on our loans and interest expense on any loans that are financed. Interest expense primarily impacts our Lending segment, and we present interest income net of interest expense, as our CODM considers net interest income in evaluating the performance of the Lending segment and making resource allocation decisions in addition to contribution profit.
The Financial Services segment includes our SoFi Money product, SoFi Invest product, SoFi Credit Card product (which we launched in the third quarter of 2020), SoFi Relay personal finance management product and other financial services, such as lead generation and content for other financial services institutions and our members. SoFi Money provides members a digital cash management experience, interest income and the ability to separate money balances into various subcategories. SoFi Invest provides investment features and financial planning services that we offer to our members. Revenues in the Financial Services segment include payment network fees on our member transactions and pay for order flow and share lending arrangements in our SoFi Invest product. Additionally, we earn referral fees in connection with referral activity we facilitate through our platform, which is not directly tied to a particular Financial Services product. The referral fee is paid to us by third-party partners that offer services to end users who do not use one of our product offerings, but who were referred to the partners through our platform.
The Technology Platform segment includes our Technology Platform fees, which commenced with our acquisition of Galileo in May 2020, as well as our equity method investment in Apex, which represents our portion of net earnings on clearing brokerage activity on the Apex platform. The Company purchased an initial interest in Apex in December 2018, and Apex was the Company’s only material equity method investment as of December 31, 2020, 2019 and 2018. During January 2021, the seller of our Apex interest exercised the Seller Call Option, and as such we will no longer recognize Apex equity investment income subsequent to the call date. Due to the additional investment we made during 2020, we will maintain an immaterial investment in Apex, but will no longer qualify for equity method accounting. See Note 2 for additional information on the acquisition of Galileo, and Note 1 for additional information on our Apex equity method investment.
Non-segment operations are classified as Other, which includes net revenues associated with corporate functions that are not directly related to a reportable segment. These non-segment net revenues include interest income earned on corporate cash balances and interest expense on corporate borrowings, such as our revolving credit facility and, for the 2020 period, the seller note issued in connection with our acquisition of Galileo. Net revenues within Other also include $3,189 and $3,338 of interest income earned in connection with related party transactions during the years ended December 31, 2020 and 2019, respectively. Refer to Note 14 for further discussion of the Company’s related party transactions.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
The accounting policies of the segments are consistent with those described in Note 1, except for the accounting policies in relation to allocation of consolidated income and allocation of consolidated expenses, as described below.
The following tables present financial information, including the measure of contribution profit (loss), for each reportable segment for the years indicated. The information is derived from our internal financial reporting used for corporate management purposes. Assets are not allocated to reportable segments, as the Company’s CODM does not evaluate reportable segments using discrete asset information.

Year Ended December 31, 2020	Lending	Financial Services	Technology Platform(1)	Reportable Segments Total	Other	Total
Net revenue
Net interest income (loss)	$199,345	$484	$(107)	$199,722	$(21,791)	$177,931
Noninterest income (loss)	281,521	11,386	95,737	388,644	(1,043)	387,601
Total net revenue (loss)	$480,866	$11,870	$95,630	$588,366	$(22,834)	$565,532
Servicing rights – change in valuation inputs or assumptions(2)	17,459	—	—	17,459
Residual interests classified as debt – change in valuation inputs or assumptions(3)	38,216	—	—	38,216
Directly attributable expenses	(294,812)	(143,280)	(42,427)	(480,519)
Contribution profit (loss)	$241,729	$(131,410)	$53,203	$163,522
____________________
(1)Noninterest income within the Technology Platform segment included $4,442 of earnings from our equity method investment in Apex, net of an impairment charge in the fourth quarter of 2020. See Note 1 under “—Equity Method Investments” for additional information. During the year ended December 31, 2020, the five largest customers in the Technology Platform segment contributed 69% of the total net revenue within the segment, which represented 12% of our consolidated total net revenue for the period.
(2)Reflects changes in fair value inputs and assumptions, including market servicing costs, conditional prepayment and default rates and discount rates. This non-cash change, which is recorded within noninterest income in the Consolidated Statements of Operations and Comprehensive Income (Loss) is unrealized during the period and, therefore, has no impact on our cash flows from operations. As such, the changes in fair value attributable to assumption changes are adjusted to provide management and financial users with better visibility into the cash flows available to finance our operations.
(3)Reflects changes in fair value inputs and assumptions, including conditional prepayment and default rates and discount rates. When third parties finance our consolidated VIEs through purchasing residual interests, we receive proceeds at the time of the securitization close and, thereafter, pass along contractual cash flows to the residual interest owner. These obligations are measured at fair value on a recurring basis, with fair value changes recorded within noninterest income in the Consolidated Statements of Operations and Comprehensive Income (Loss). The fair value change attributable to assumption changes has no impact on our initial financing proceeds, our future obligations to the residual interest owner (because future residual interest claims are limited to securitization collateral cash flows), or the general operations of our business. As such, this non-cash change in fair value during the period is adjusted to provide management and financial users with better visibility into the cash flows available to finance our operations.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Year Ended December 31, 2019	Lending	Financial Services	Technology Platform(1)	Reportable Segments Total	Other	Total
Net revenue
Net interest income	$325,589	$614	$—	$326,203	$3,631	$329,834
Noninterest income	108,712	3,318	795	112,825	—	112,825
Total net revenue	$434,301	$3,932	$795	$439,028	$3,631	$442,659
Servicing rights – change in valuation inputs or assumptions(2)	(8,487)	—	—	(8,487)
Residual interests classified as debt – change in valuation inputs or assumptions(3)	17,157	—	—	17,157
Directly attributable expenses	(350,511)	(122,732)	—	(473,243)
Contribution profit (loss)	$92,460	$(118,800)	$795	$(25,545)
____________________
(1)Noninterest income within the Technology Platform segment consisted entirely of earnings from our equity method investment in Apex. Therefore, there were no directly attributable expenses to this reportable segment.
(2)See Note (2) in the table above for the year ended December 31, 2020.
(3)See Note (3) in the table above for the year ended December 31, 2020.

Year Ended December 31, 2018	Lending	Financial Services	Technology Platform(1)	Reportable Segments Total	Other	Total
Net revenue
Net interest income	$257,344	$30	$—	$257,374	$1,690	$259,064
Noninterest income (loss)	9,404	844	117	10,365	(30)	10,335
Total net revenue	$266,748	$874	$117	$267,739	$1,660	$269,399
Servicing rights – change in valuation inputs or assumptions(2)	(1,197)	—	—	(1,197)
Residual interests classified as debt – change in valuation inputs or assumptions(3)	(27,481)	—	—	(27,481)
Directly attributable expenses	(347,348)	(20,117)	—	(367,465)
Contribution profit (loss)	$(109,278)	$(19,243)	$117	$(128,404)
______________
(1)Noninterest income within the Technology Platform segment consisted entirely of earnings from our equity method investment in Apex. Therefore, there were no directly attributable expenses to this reportable segment.
(2)See Note (2) in the table above for the year ended December 31, 2020.
(3)See Note (3) in the table above for the year ended December 31, 2020.

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
The following table reconciles contribution profit (loss) to loss before income taxes for the years presented. Expenses not allocated to reportable segments represent items that are not considered by our CODM in evaluating segment performance or allocating resources.

	Year Ended December 31,
	2020	2019	2018
Reportable segments total contribution profit (loss)	$163,522	$(25,545)	$(128,404)
Other total net revenue (loss)	(22,834)	3,631	1,660
Servicing rights – change in valuation inputs or assumptions	(17,459)	8,487	1,197
Residual interests classified as debt – change in valuation inputs or assumptions	(38,216)	(17,157)	27,481
Expenses not allocated to segments:
Share-based compensation expense	(99,870)	(60,936)	(42,936)
Depreciation and amortization expense	(69,832)	(15,955)	(10,912)
Employee-related costs(1)	(114,599)	(53,080)	(46,724)
Other corporate and unallocated expenses(2)	(129,233)	(79,044)	(54,719)
Loss before income taxes	$(328,521)	$(239,599)	$(253,357)
______________
(1)Includes compensation, benefits, recruiting, certain occupancy-related costs and various travel costs of executive management, certain technology groups and general and administrative functions that are not directly attributable to the reportable segments.
(2)Includes corporate overhead costs that are not allocated to reportable segments, such as tools and subscription costs, corporate marketing costs and professional services costs.
In April 2020, the Company acquired 8 Limited for total consideration of $16,126, which represented the Company’s first international expansion. See Note 2 for additional information on the acquisition. As we do not have material operations outside of the U.S., we did not make the geographic disclosures pursuant to ASC 280, Segment Reporting. No single customer accounted for more than 10% of our consolidated revenues for any of the periods presented.
Note 18. Subsequent Events
Management of the Company performed an evaluation of subsequent events that occurred after the balance sheet date through the date of this filing.
During January 2021, Social Finance, Inc. entered into a business combination agreement (the “Agreement”) by and among Social Finance, Inc., Social Capital Hedosophia Holdings Corp. V, a Cayman Islands exempted company limited by shares (“Social Capital”), and Plutus Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Social Capital (“Merger Sub”). Pursuant to the Agreement, Merger Sub will merge with and into Social Finance, Inc., and Social Finance, Inc. will be the surviving corporation and a wholly owned subsidiary of Social Capital.
In conjunction with the Agreement, the redeemable preferred stockholders waived their rights in the event of a liquidation, inclusive of the Series 1 Holders’ right to immediately receive the Series 1 proceeds of $323.4 million. The redeemable preferred stock redemption value will remain at $323.4 million, and all other material rights will remain the same, with the exception of added voting rights and the former liquidation provision triggered by an IPO is no longer of any effect.
In conjunction with the Business Combination, the Special Payment provision from our 2019 Series 1 Investor Agreement was amended. The amended Series 1 Investor Agreement provides for a special distribution of $22.1 million to Series 1 investors, which is subject to adjustment in accordance with the Merger Agreement, and is contingent upon approval of the Agreement. Upon Agreement approval, the Special Payment will be initially measured and recognized within noninterest expense — general and administrative in the Consolidated Statements

Social Finance, Inc.
Notes to Consolidated Financial Statements  (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)
of Operations and Comprehensive Income (Loss), because this feature will be accounted for as an embedded derivative, which is not clearly and closely related to the host contract.
During January 2021, the seller of our Apex interest exercised its Seller Call Option on our Apex equity investment, which resulted in a call payment of $107.5 million. Therefore, we will no longer recognize Apex equity investment income subsequent to the date the investment was called. See Note 1 under “—Equity Method Investments” for additional information.
During January 2021, we made a payment of $133.4 million to repurchase certain Note Receivable Stockholder collateral in connection with exercising our Call Option Rights.
During February 2021, we paid off the seller note issued in connection with our acquisition of Galileo for a total payment of $269.9 million, consisting of outstanding principal of $250.0 million and accrued interest of $19.9 million.
During February 2021, Apex paid us $18.3 million in settlement of all of their outstanding obligations to us, which consisted of outstanding principal balances of $16.7 million and accrued interest of $1.6 million.
During March 2021, the Company and Golden Pacific Bancorp, Inc. (“Golden Pacific”), a California corporation, entered into an Agreement and Plan of Merger (the “Bank Merger”), by and among the Company, a wholly-owned subsidiary of the Company and Golden Pacific, pursuant to which the Company will acquire all of the outstanding equity interests in Golden Pacific and thereby acquire its wholly-owned subsidiary, Golden Pacific Bank, National Association (“Golden Pacific Bank”), for total cash purchase consideration of $22.3 million, of which approximately $0.7 million could be held back by the Company in escrow (“Holdback Amount”) if certain legal proceedings with which Golden Pacific is involved as a plaintiff are not resolved at the time the Bank Merger closes. The Holdback Amount will be used for further financing or costs incurred associated with the litigation and any remaining amount upon resolution of the litigation will be released to the Golden Pacific shareholders. Alternatively, if the legal proceedings are resolved prior to the close of the Bank Merger and a favorable settlement is received, the merger consideration will be increased by the amount of such proceeds, net of all fees and expenses and taxes payable in respect of such proceeds, such that the settlement will be returned to the Golden Pacific shareholders.
Golden Pacific is duly registered as a bank holding company with the Board of Governors of the Federal Reserve System. Golden Pacific Bank is a national banking association duly organized and validly existing and in good standing under the laws of the United States and is regulated by the OCC. Deposit accounts of Golden Pacific Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law. The closing of the Bank Merger is subject to regulatory approval, including approval from the OCC of a revised business plan for Golden Pacific Bank, and approval from the Federal Reserve to become a bank holding company and for a change of control, and other customary closing conditions, which the Company anticipates can be completed by the end of 2021. The Bank Merger will be accounted for as a business combination. The purchase consideration will be allocated to the tangible and intangible assets acquired and liabilities assumed based on the estimated fair values as of the acquisition date. The acquisition is not expected to be a significant acquisition under ASC 805 or Regulation S-X, Rule 3-05. In March 2021, we submitted an application to the Federal Reserve to become a bank holding company.

Financial Statement Schedules
Schedule I — Condensed Financial Information of Registrant
Social Finance, Inc.
Condensed Balance Sheets
(Parent Company Only)
(In Thousands, Except for Share Data)

	December 31,
	2020	2019
Assets
Cash and cash equivalents	$451,510	$49,522
Restricted cash and restricted cash equivalents	142,457	5,930
Intercompany receivables	71,852	301,924
Investments in subsidiaries and VIEs(1)	3,054,120	1,711,181
Securitization investments	496,935	653,952
Equity method investments	107,534	102,946
Operating lease right-of-use assets	107,329	96,588
Related party notes receivable	17,923	9,174
Other assets	139,792	111,044
Total assets	$4,589,452	$3,042,261
Liabilities, temporary equity and permanent deficit
Liabilities:
Accounts payable, accruals and other liabilities	$243,357	$54,003
Operating lease liabilities	128,319	118,525
Debt	1,164,205	769,064
Total liabilities	1,535,881	941,592
Temporary equity(2):
Redeemable preferred stock: 311,842,666 and 254,842,666 shares authorized; 256,459,941 and 218,814,230 shares issued and outstanding as of December 31, 2020 and 2019, respectively	3,173,686	2,439,731
Permanent deficit:
Common stock, $0.00 par value: 452,815,616 and 395,815,616 shares authorized; 66,034,174 and 39,614,844 shares issued and outstanding as of December 31, 2020 and 2019, respectively(3)	—	—
Additional paid-in capital	579,228	135,517
Accumulated other comprehensive loss	(166)	(21)
Accumulated deficit	(699,177)	(474,558)
Total permanent deficit	(120,115)	(339,062)
Total liabilities, temporary equity and permanent deficit	$4,589,452	$3,042,261
_______________
(1)See Note 5 to the Notes to Consolidated Financial Statements for information on VIEs.
(2)Redemption amounts are $3,210,470 and $2,476,891 at December 31, 2020 and 2019, respectively.
(3)Includes 5,000,000 non-voting common shares authorized and 1,380,852 non-voting common shares issued and outstanding as of December 31, 2020 and 2019. See Note 11 to the Notes to Consolidated Financial Statements for additional information.

See accompanying Notes to Condensed Financial Information of Registrant.

Social Finance, Inc.
Condensed Statements of Operations and Comprehensive Loss
(Parent Company Only)
(In Thousands)

	Year Ended December 31,
	2020	2019	2018
Interest income
Securitizations	$22,541	$18,424	$16,106
Related party notes	3,189	3,338	—
Intercompany	3,575	6,230	7,276
Other	925	899	423
Total interest income	30,230	28,891	23,805
Interest expense
Securitizations and warehouses	11,906	23,545	15,868
Corporate borrowing and other	28,140	4,962	233
Total interest expense	40,046	28,507	16,101
Net interest income (expense)	(9,816)	384	7,704
Noninterest income
Securitizations	4,189	4,382	(4,555)
Other	(87)	1,502	534
Total noninterest income (loss)	4,102	5,884	(4,021)
Total net revenue	(5,714)	6,268	3,683
Noninterest expense
Technology and product development	105,056	103,278	37,653
Sales and marketing	70,219	65,158	39,441
Cost of operations	16,722	9,299	896
General and administrative	125,401	59,090	27,776
Total noninterest expense	317,398	236,825	105,766
Loss before income taxes	(323,112)	(230,557)	(102,083)
Income tax (expense) benefit	113,548	5,122	(33,914)
Loss before equity in loss of subsidiaries	(209,564)	(225,435)	(135,997)
Equity in loss of subsidiaries	(14,489)	(14,262)	(116,402)
Net loss	$(224,053)	$(239,697)	$(252,399)
Other comprehensive income (loss)
Foreign currency translation adjustments, net	(145)	(9)	21
Total other comprehensive income (loss)	(145)	(9)	21
Comprehensive loss	$(224,198)	$(239,706)	$(252,378)

See accompanying Notes to Condensed Financial Information of Registrant.

Social Finance, Inc.
Condensed Statements of Cash Flows
(Parent Company Only)
(In Thousands)

	Year Ended December 31,
	2020	2019	2018
Operating activities
Net cash used in operating activities	$(226,217)	$(99,301)	$(107,115)
Investing activities
Purchases of property, equipment, software and intangible assets	$(18,327)	$(37,529)	$(11,222)
Related party notes receivable issuances	(7,643)	(9,050)	—
Issuances of notes to subsidiaries	(1,387,801)	(1,123,568)	(479,829)
Repayments of notes by subsidiaries	1,443,765	461,849	122,438
Purchases of non-securitization investments	(145)	(3,583)	(100,401)
Receipts from securitization investments	322,704	165,116	101,879
Acquisition of business, net of cash acquired	(76,194)	—	—
Net cash provided by (used in) investing activities	$276,359	$(546,765)	$(367,135)
Financing activities
Proceeds from debt issuances	$596,176	$462,410	$612,935
Repayment of debt	(451,540)	(302,600)	(107,236)
Payment of debt issuance costs	(928)	(544)	(4,296)
Taxes paid related to net share settlement of stock-based awards	(31,259)	(21,411)	(3,154)
Purchases of common stock	(40)	(8,804)	—
Proceeds from common stock issuances	369,840	—	—
Proceeds from stock option exercises	3,781	7,844	2,581
Note receivable issuance to stockholder	—	(58,000)	—
Note receivable principal repayments from stockholder	43,513	14,487	—
Proceeds from redeemable preferred stock issuances	—	573,845	—
Payment of redeemable preferred stock issuance costs	—	(2,400)	—
Payment of redeemable preferred stock dividends	(40,536)	(23,923)	—
Finance lease principal payments	(489)	—	—
Net cash provided by financing activities	$488,518	$640,904	$500,830
Effect of exchange rates on cash and cash equivalents	(145)	(9)	21
Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	538,515	(5,171)	26,601
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of period	55,452	60,623	34,022
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	$593,967	$55,452	$60,623

Supplemental non-cash investing and financing activities
Non-cash settlement of notes receivable via beneficial loan interest transfers	$176,449	$486,168	$510,910
Redeemable preferred stock warrants accounted for as liabilities	—	22,268	—
Non-cash property, equipment, software and intangible asset additions	47	13,955	—
Seller note issued in acquisition	243,998	—	—
Redeemable preferred stock issued in acquisition	814,156	—	—
Common stock options assumed in acquisition	32,197	—	—
Issuance of common stock in acquisition	15,565	—	941
Finance lease ROU assets acquired	15,100	—	—
Accrued but unpaid deferred equity costs	56	—	—
Redeemed but unpaid common stock	526	—	—
Redeemed but unpaid redeemable preferred stock	132,859	—	—
See accompanying Notes to Condensed Financial Information of Registrant.

Social Finance, Inc.
Notes to Consolidated Financial Information of Registrant
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Note 1. Organization
Social Finance, Inc. (the “parent company”) was founded in 2011 as a Delaware corporation.
Note 2. Basis of Presentation
The Condensed Financial Information of Registrant should be read in conjunction with the Consolidated Financial Statements of Social Finance, Inc. and accompanying notes thereto included elsewhere in this prospectus. For purposes of the Condensed Financial Information of Registrant, the parent company’s interest in consolidated subsidiaries is recorded based upon its proportionate share of the subsidiaries’ net assets, and the parent company’s equity in income (loss) of its consolidated subsidiaries is recorded based upon its proportionate share of the subsidiaries’ net income (loss), similar to the presentation under the equity method of accounting.
Certain amounts presented in the Condensed Financial Information of Registrant are eliminated in the Consolidated Financial Statements of Social Finance, Inc.
Note 3. Debt
The parent company’s debt as of December 31, 2020 and 2019 consisted of a revolving credit facility, which matures in September 2023, risk retention warehouse facilities, which mature from June 2021 through November 2024, and a seller note, which was issued in connection with our acquisition of Galileo in May 2020 and which we paid off in full in February 2021. See Note 9 to the Notes to Consolidated Financial Statements for additional information on the parent company debt arrangements. See Note 2 to the Notes to Consolidated Financial Statements for additional information on our acquisitions.
Note 4. Temporary Equity
See Note 10 to the Notes to Consolidated Financial Statements for information on the parent company redeemable preferred stock.
Note 5. Income Taxes
The parent company files a consolidated federal income tax return with its U.S. subsidiaries. Additionally, the parent company files various consolidated or separate company state income tax returns. The parent company regularly reviews the realizability of deferred tax assets and records valuation allowances where deferred tax assets are not more-likely-than-not to be realizable. In each jurisdiction in which the parent company files consolidated returns, deferred tax liabilities of its subsidiaries can be used as evidence of future sources of income, which allows the parent company to recognize deferred tax assets to the extent its subsidiaries incur net deferred tax liabilities. Parent company deferred tax assets were $17,101 and $8,445 as of December 31, 2020 and 2019, respectively, which primarily consisted of net operating loss and other credit carryforwards and are presented within other assets in the Condensed Balance Sheets. Income tax (expense) benefit of $113,548, $5,122 and $(33,914) for the years ended December 31, 2020, 2019 and 2018, respectively, reflect the valuation allowance position of the consolidated group in each respective year. The significant change in the parent company income tax position for the year ended December 31, 2020 relative to 2019 was primarily due to a partial release of the valuation allowance in the second quarter of 2020 in connection with deferred tax liabilities acquired in the acquisition of Galileo in May 2020. See Note 13 to the Notes to Consolidated Financial Statements for additional information regarding the valuation allowance in each year and consolidated tax results.
Note 6. Commitments, Guarantees and Contingencies
Commitments
The parent company’s commitments as of December 31, 2020 and 2019 consisted of multi-year, non-cancelable operating leases primarily for leases of office space. Additionally, in September 2019, the parent company entered into several agreements associated with SoFi Stadium, which include the stadium itself, a performance venue and a future shopping district, which were determined to contain both lease and non-lease components and which either commenced during the year ended December 31, 2020 or have not yet commenced as of December 31, 2020. See Note 15 to the Notes to Consolidated Financial Statements for additional information on these commitments.
Guarantees
As of December 31, 2020 and 2019, the parent company had a total of $8.6 million in letters of credit outstanding with financial institutions, which were issued for the purpose of securing certain of its operating lease obligations. A portion of the letters of credit was collateralized by $2.6 million of the parent company’s cash as of December 31, 2020 and 2019, which is included within restricted cash and restricted cash equivalents in the Condensed Balance Sheets.
Contingencies
The parent company has a contingency with regard to certain provisions of the Naming and Sponsorship Agreement for SoFi Stadium as it relates to the sponsorship fees for the initial contract year (July 1, 2020 to March 31, 2021). As of December 31, 2020, the parent company determined that the contingent liability remained appropriate and, therefore, did not record any additional expense. See Note 15 to the Notes to Consolidated Financial Statements for additional information related to the contingent matter and the parent company’s potential exposure.
Note 7. Cash Dividends
The parent company has not received cash dividends from its subsidiaries during the years ended December 31, 2020, 2019 and 2018.
Note 8. Intercompany Transactions
Management Services Agreement
In April 2019, the parent company entered into a management services agreement with its wholly-owned subsidiary, SoFi Securities, LLC (“SoFi Securities”), which replaced a similar agreement in effect during the year ended December 31, 2018. The agreement provides for SoFi Securities to reimburse the parent company for any direct third-party expenses paid by the parent company on behalf of SoFi Securities. Amounts due from SoFi Securities were $2,780 and $3,654 as of December 31, 2020 and 2019, respectively, and are presented within intercompany receivables in the Condensed Balance Sheets.
Promissory Note
In January 2015, the parent company entered into an agreement with SoFi Lending Corp. for the issuance of a promissory note, which is uncollateralized, has no stated limit or maturity date and is payable on demand. The promissory note incurs interest at a variable rate equal to three-month LIBOR plus 2.0%. Interest income on the promissory note is recorded within interest income — intercompany in the Condensed Statements of Operations and Comprehensive Loss. Amounts due from SoFi Lending Corp., inclusive of accrued interest, were $69,072 and $298,269 as of December 31, 2020 and 2019, respectively, and are presented within intercompany receivables in the Condensed Balance Sheets.
Note 9. Related Party Transactions
See Note 14 to the Notes to Consolidated Financial Statements for information about related party transactions.